Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-267650

PROSPECTUS

GSK Consumer Healthcare Capital US LLC

Offers to Exchange

$700,000,000 aggregate principal amount of 3.024% callable fixed rate senior notes due 2024

$300,000,000 aggregate principal amount of callable floating rate senior notes due 2024

$2,000,000,000 aggregate principal amount of 3.375% fixed rate senior notes due 2027

$1,000,000,000 aggregate principal amount of 3.375% fixed rate senior notes due 2029

$2,000,000,000 aggregate principal amount of 3.625% fixed rate senior notes due 2032

$1,000,000,000 aggregate principal amount of 4.000% fixed rate senior notes due 2052

Unconditionally guaranteed by

Haleon plc

GSK Consumer Healthcare Capital UK plc

Offers to Exchange

$1,750,000,000 aggregate principal amount of 3.125% fixed rate senior notes due 2025

Unconditionally guaranteed by

Haleon plc

Terms of the exchange offers:

•	We are offering to exchange the “Old Notes” (as defined below) for an equal principal amount of registered New Notes (as defined below).

•	The exchange offers commence on 29 September 2022 and expire at 5:00 p.m., New York City time, on 28 October 2022, unless we extend them.

•	You may withdraw a tender of Old Notes at any time prior to the expiration of the exchange offers.

•	Subject to the conditions described herein, all Old Notes that are validly tendered and not validly withdrawn will be exchanged.

•

The exchange of Old Notes should not be a taxable exchange for United States federal income tax purposes. See “Taxation—United States Federal Income Tax Considerations.” For a discussion of certain United Kingdom tax considerations, see “Taxation—United Kingdom Tax Considerations.”

•

We will not receive any proceeds from the exchange offers. The Old Notes surrendered and exchanged for New Notes will be retired and cancelled. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding indebtedness.

•

The terms of the New Notes to be issued are substantially identical to the Old Notes, except that the New Notes will not be (i) subject to restrictions on transfer, (ii) subject to special mandatory redemption provisions, or (iii) subject to any increase in annual interest rate for failure to comply with the Registration Rights Agreement (as defined below).

•	The New Notes will be unconditionally and irrevocably guaranteed by Haleon plc.

We intend to apply to have the New Notes approved for listing on the New York Stock Exchange, or the “NYSE.”

Each broker-dealer participating in the exchange offers must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities. By acknowledging this obligation and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities. We have agreed to use our commercially reasonable efforts to have the registration statement, which this prospectus forms part of, become and remain effective until 90 days after the last exchange date for use by one or more participating broker-dealers. See “Plan of Distribution.”

We are not making an offer to exchange securities in any jurisdiction where the offer is not permitted.

Investing in the New Notes issued in the exchange offers involves certain risks. See “Risk Factors” beginning on page 30.

Neither the US Securities and Exchange Commission, or the “SEC,” nor any state securities commission in the United States of America, or the “United States,” has approved or disapproved the securities to be distributed in the exchange offers, nor have they determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

27 October 2022

i

NOTICE TO PROSPECTIVE INVESTORS

IN THE EUROPEAN ECONOMIC AREA

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, “MiFID II”) or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

This prospectus has been prepared on the basis that any offer of the New Notes in any member state of the EEA will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of securities. This prospectus is not a prospectus for the purposes of the Prospectus Regulation.

NOTICE TO PROSPECTIVE INVESTORS

IN THE UNITED KINGDOM

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of the New Notes in the UK will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of EUWA (the “UK Prospectus Regulation”) from the requirement to publish a prospectus for offers of securities. This prospectus is not a prospectus for the purposes of the UK Prospectus Regulation.

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

NOTICE TO CANADIAN INVESTORS

The New Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the New Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the initial purchasers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

PRODUCT CLASSIFICATION PURSUANT TO SECTION 309B OF THE SECURITIES AND FUTURES ACT (CHAPTER 289) OF SINGAPORE

Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)—all New Notes shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

ABOUT THIS PROSPECTUS

In this prospectus, unless the context indicates otherwise, the term “Haleon” refers to Haleon plc, and the “Group,” “we,” “our,” “us” or like terms when used is in the context of any period prior to Separation (including, for the avoidance of doubt, the periods covered by the Financial Statements and Interim Financial Statements (each as defined below)), refer to CH JVCo together with its consolidated subsidiaries and subsidiary undertakings from time to time, and when used in the context of any period following Separation, refer to Haleon together with its consolidated subsidiaries and subsidiary undertakings from time to time.

The information contained in this prospectus is current only as of the date on the front cover of the prospectus.

References to “Pounds Sterling” or “£” are to the lawful currency of the United Kingdom, references to “€” are to the common currency of the European Monetary Union, and references to “USD,” “$” or “cents” are to the lawful currency of the United States.

CERTAIN DEFINED TERMS

In this prospectus:

“Consumer Healthcare Business”	the business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising Consumer Healthcare Products (as defined below), in each case as conducted by Haleon and its consolidated subsidiaries and subsidiary undertakings, together with any assets and/or entities that will form part of the Group pursuant to the Asset Transfer Framework Agreement (as defined below) and other ancillary and implementing agreements;

“CH JVCo”	GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited, the holding company for the Consumer Healthcare Business prior to the Separation (as defined below);

“Demerger”	the demerger of the predominant part of GSK’s interest in CH JVCo and its consolidated subsidiaries, by way of an interim dividend (the “Demerger Dividend”), in specie, declared by the board of directors of GSK and satisfied on 15 July 2022 by the transfer by GSK of the GSKCHH A Ordinary Shares (as defined below) to Haleon in consideration for the issuance by Haleon of Ordinary Shares to the holders of GSK Shares as of the Record Time (as defined below) in accordance with the Demerger Agreement (as defined below);

“Directors”	the directors of Haleon as at the date of this prospectus, as set out in “Board of Directors and Senior Management—Directors,” as the context requires;

“EEA”	the European Economic Area;

“EU”	the European Union;

“EU Member State” or “Member State”	a member state of the EU;

“FDA”	the US Food and Drug Administration;

“FMCG”	fast-moving consumer goods;

“GSK”	GSK plc;

“GSK Group”	GSK and its consolidated subsidiaries and subsidiary undertakings from time to time, excluding those companies which form part of the Group;

“GSK ADSs”	American depositary shares of GSK, each representing two GSK Shares;

“GSK Shares”	ordinary shares of GSK plc;

“GSKCHH”	GlaxoSmithKline Consumer Healthcare Holdings Limited, the GSK subsidiary which held GSK’s interests in CH JVCo

“GSKCHH A Ordinary Shares”	A Ordinary Shares in the capital of GSKCHH;

“GSKCHH B Ordinary Shares”	B Ordinary Shares in the capital of GSKCHH;

“GSKCHH C Ordinary Shares”	C Ordinary Shares in the capital of GSKCHH;

“Depositary”	JPMorgan Chase Bank N.A., as depositary for the ADSs;

“Haleon Shareholder”	a holder of Ordinary Shares from time to time;

“IFRS”	the International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the United Kingdom;

“JVCo A Ordinary Shares”	A Ordinary Shares in the capital of CH JVCo of £1 each;

“JVCo B Ordinary Shares”	B Ordinary Shares in the capital of CH JVCo of £1 each;

“JVCo Preference Shares”	non-voting preference shares in the capital of CH JVCo of £1 each;

“LSE”	London Stock Exchange plc or the market conducted by it, as the context requires;

“Ordinary Shares”	fully paid ordinary shares in the capital of Haleon;

“Pfizer”	Pfizer Inc.;

“Pfizer Group”	Pfizer together with its subsidiaries and subsidiary undertakings from time to time;

“PFCHH”	PF Consumer Healthcare Holdings LLC, a wholly-owned subsidiary of Pfizer which held Pfizer’s interest in CH JVCo;

“SEC”	the US Securities and Exchange Commission;

v

“SLPs”	(i) GSK (No. 1) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035527 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ; (ii) GSK (No. 2) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035526 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ; and (iii) GSK (No. 3) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035525 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, being the Scottish limited partnerships that each received shares in Haleon pursuant to the SLP Exchange Agreement, and “SLP” shall be construed accordingly.

“Separation”	the Demerger, Share Exchanges (as defined below), UK Admission (as defined below) and other steps pursuant to which, among other things, Haleon became a listed company holding the Consumer Healthcare Business as of 18 July 2022;

“subsidiary”	a subsidiary as that term is defined in section 1159 of the Companies Act 2006 of the UK, as amended (the “Companies Act”);

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 1162 of the Companies Act;

“Record Time”	6 p.m. London time for the GSK Shares and 5 p.m. New York time for the GSK ADSs on 15 July 2022;

“UK Admission”	the admission of the Ordinary Shares to the premium listing segment of the Official List of the Financial Conduct Authority of the UK (the “Official List” and the “FCA,” respectively) and to trading on the LSE’s main market for listed securities, which occurred on 18 July 2022;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland; and

“United States,” “USA” or “US”	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Overview

The audited consolidated financial statements for the years ended 31 December 2021, 2020 and 2019 (the “Financial Statements”) included in this prospectus and the related financial information presented herein have been prepared in accordance with IFRS and reflect the consolidated financial results of CH JVCo prior to Separation and the Consumer Healthcare Business that is consolidated under Haleon as the new holding company of the Group after Separation.

The unaudited interim condensed financial statements for the six months ended 30 June 2022 and 2021 (the “Interim Financial Statements”) included in this prospectus and the related financial information presented herein have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and reflect the consolidated financial results of CH JVCo prior to Separation and the Consumer Healthcare Business that is consolidated under Haleon as the new holding company of the Group after Separation.

Reporting Framework

The financial information presented in this prospectus reflects the operating and financial performance of the Group, its cash flows and financial position and resources. The Group’s results as reported in accordance with IFRS represent the Group’s overall performance. The Group also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described below.

The consolidated financial statements for the year ended 31 December 2020 included in the Financial Statements have been restated for adjustments related to receivables and cost of sales arising from transitional service agreements. See Note 1 to the Financial Statements.

Description of Key Line Items in the Group’s Financial Statements

The following descriptions of key line items in the Financial Statements are relevant to the discussion of the Group’s results of operations in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item	Represents
Revenue	Revenue from sales of goods to external customers against received orders. Revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly. Value added tax and other sales taxes are excluded from revenue.

Cost of sales	Cost of sales includes all costs directly related to bringing products to their final selling destination. This includes purchasing and receiving costs and direct and indirect costs to manufacture products, including materials, labour and overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods. Cost of sales also includes royalties on certain licenced products, inspection costs, freight charges, costs to operate equipment and depreciation and amortisation.

Item	Represents
Selling, general and administration (“SG&A”)	SG&A expenses comprise advertising and promotion costs, selling costs, warehouse and distribution costs, corporate overheads, other administrative expenses and depreciation and amortisation.

Research and development (“R&D”)	R&D expenditure comprises expenditure that is directly attributable to the research and development of new products, including the costs attributable to the generation of intellectual property and product registrations, and depreciation and amortisation of equipment, real estate and IT assets used by the R&D function.

Other operating (expense)/income	Other operating (expense)/income includes income and expense from all other operating activities which are not related to the ordinary course business of the Group, such as gains/ losses from disposals and transaction costs.

Net finance costs	Net finance costs comprise finance costs and finance income, including net finance costs in relation to pensions and similar obligations. Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities, which represents the unwind of the discount rate applied to lease liabilities.

Income tax	Income tax is the expense resulting from the corporate income tax payable in the different countries in which the Group operates.

Adjusted Results and other non-IFRS financial measures

This prospectus contains a number of non-IFRS measures to report the performance of the Group’s business. Non-IFRS measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Management considers these metrics to be the non-IFRS financial measures used by the Group to help evaluate growth trends, establish budgets and assess operational performance and efficiencies. We believe that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this registration statement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. We encourage investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this prospectus:

Measure

Adjusted EBITDA	Adjusted EBITDA is one of the measures used by management to assess the financial performance of the Group’s business. It is defined as profit after tax excluding income tax, finance income, finance expense, Adjusting Items (as defined below and further described in “Selected Financial and Operating Information—Adjusting Items”), depreciation of property plant and equipment, impairment of property plant and equipment, right-of-use assets and computer software net of reversals, depreciation of right-of-use assets, and amortisation of software intangibles.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating the Group’s operating results in the same manner as the Group’s management.

Adjusted EBITDA has limitations as a financial measure and investors should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. In addition to the limitations inherent to all Adjusted Results (as defined below), some other limitations are:

•

Although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised may have to be replaced in the future and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditure or lease extensions; and

•	Adjusted EBITDA does not reflect net finance expense/income, cash requirements for the Group’s working capital, transaction related costs, separation and admission costs and disposal costs.

Adjusted Results

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted SG&A, Adjusted R&D, Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net amortisation and impairment of intangible assets, Restructuring costs, Transaction-related costs, Separation and

Admission costs, and Disposals and others, in each case net of the impact of taxes (where applicable) (collectively, the “Adjusting Items,” which are described in “Selected Financial and Operating Information—Adjusting Items”).

We believe that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily compared against the majority of its peer competitors. As Adjusted Results include the benefits of restructuring programmes but exclude significant costs (such as Restructuring costs, Transaction-related costs and Separation and Admission costs) they should not be regarded as a complete picture of the Group’s financial performance as presented in accordance with IFRS. In particular, when significant impairments, Restructuring costs and Separation and Admission costs are excluded, Adjusted Results will be higher than IFRS results. For information on the Adjusting Items and further commentary on Adjusted Results, see “Selected Financial and Operating Information”).

Constant currency	The Group’s reporting currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change from one year to the next, the Group discusses its results both on an “as reported basis” or using “actual exchange rates” (“AER”) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (“CER”). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the below table.

	H1 2022	H1 2021	2021	2020	2019
Average rates:
USD/£	1.30	1.39	1.38	1.29	1.28
Euro/£	1.19	1.15	1.16	1.13	1.14
CNY/£	8.38	8.96	8.86	8.91	8.82
Swiss Franc/£	1.22	1.26	1.25	1.21	1.27

Free cash flow	Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Free cash flow conversion	Free cash flow conversion is calculated as free cash flow, as defined above, divided by profit after tax.

Free cash flow conversion is used by us to evaluate the cash generation of the business relative to its profit, by measuring the proportion of profit after tax that is converted into free cash flow as defined above.

Net capital expenditure	Net capital expenditure is calculated as purchases of property, plant and equipment and other intangible assets, net of sales of property, plant and equipment and other intangible assets.

Net capital expenditure is used by us to measure capital invested in the operating activities of the Group’s business.

Net debt	Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows us to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt.

Organic revenue growth	Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS and excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (“MSAs”) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, using prior year exchange rates to restate current year comparatives:

•	current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;

•	current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition;

•

prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

•	prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and

•

prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an “Organic Adjustment.”.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

By way of example:

•

The Pfizer Transaction (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Pfizer Transaction”) completed on 31 July 2019. Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction in respect of the period 1 January 2020 to 31 July 2020.

•

The Group completed the disposal of Breathe Right on 1 October 2020. Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to Breathe Right from the period 1 October 2019 to 31 December 2019. Organic revenue growth for the period FY 2020 to FY 2021 excludes revenue attributable to Breathe Right in FY 2020.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual segment is further discussed by price and volume/mix changes, which are defined as follows:

•

Organic Revenue Price Growth (“Price”): Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

•

Organic Revenue Volume/Mix Growth (“Volume/Mix”): Defined as the variation in revenue attributable to changes in volumes in the period. Volume/Mix excludes the impact to organic revenue growth due to changes in prices during the period. Volume/Mix is calculated as current volume minus prior year volume multiplied by prior year net price.

For a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS measures, see “Selected Financial and Operating Information.”

Rounding of Figures

Certain financial information presented in tables in this prospectus has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this prospectus reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Certain percentage shareholdings have also been rounded and therefore totals of such percentage shareholdings may vary slightly from their actual arithmetic totals.

No Incorporation of Website Information

The contents of any website mentioned in this prospectus or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this prospectus, and information contained therein should not be relied upon.

Market and Industry Data

Other than in respect of statements of the type described in the paragraph below, unless the source is otherwise stated, the market and industry data in this prospectus constitute our estimates, using underlying data from independent third parties. Such data includes market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys (including publications and data compiled by Nicholas Hall and Euromonitor). Estimates extrapolated from this data involve risks and uncertainties and are subject to change based on various factors.

Unless otherwise stated, statements of market position are on the basis of sales to consumers in the relevant geographical market or product category in 2021, as reported by: (i) in the case of statements relating to Over the Counter (“OTC”) medicines and Vitamins, Minerals and Supplements (“VMS”), Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport ‘Oral Care’ at retail selling prices. The value of a market or product category and market size are provided on the basis of sales to consumers in 2021 in the relevant geographical market or product category, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall’s DB6 Consumer

Healthcare Database at manufacturer’s selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport ‘Oral Care’ at manufacturer’s selling prices.

The Group confirms that all third-party data contained in this prospectus has been accurately reproduced and, so far as the Group is aware and able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

Where third-party information has been used in this prospectus, the source of such information has been identified. While industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed.

This prospectus includes trade marks, trade names and trade dress of other companies. Use or display by us of other parties’ trade marks, other parties’ trade names or other parties’ trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship by the Group of, the trade mark, trade name or trade dress owners. Solely for the convenience of investors, the Group’s brands are referred to in this prospectus without the ® symbol, but the absence of these references is not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales, efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. You should not place undue reliance on these statements as no assurance can be given that any particular expectation or forecast will be met. Nor can there be any guarantee that Haleon will be able to realise any of the potential strategic benefits or opportunities as a result of Separation. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements and, except as may be required by applicable legal or regulatory obligations, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives and goals;

•	our future economic performance and prospects;

•	the potential effect on our future performance of certain contingencies; and

•	assumptions underlying any such statements.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Words such as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “plans,” “will,” “projects,” and “targets” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance are intended to identify forward-looking statements but these are not the exclusive means of identifying such statements.

Forward looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond our control or precise estimate. We caution you that a number of important factors could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Some of the factors that could cause actual results or events to differ from current expectations include the following:

•	domestic and global economic and business conditions, including inflation and deflation;

•	geopolitical developments;

•	risks relating to fluctuations in currency exchange rates and related hedging activities;

•

failure to manage disruptions in the supply chain, including due to environmental events, widespread health emergencies (such as COVID-19), strikes, cybersecurity failures, industrial accidents and global shipping, logistics, transport and warehousing constraints;

•	failure to realise any or all of the anticipated benefits of Separation;

•

significant product innovations, technical advances or the intensification of price competition by our competitors, and any failure on our part to adequately respond to any such price competition or to develop commercially successful products or to deliver additional uses for existing products, including after significant resources have been invested;

•	changes in consumers’ discretionary spending on consumer healthcare products and any consequent changes in retailers purchasing stocks of consumer healthcare products;

•	failure to adapt to changes in consumer preferences, purchasing patterns and market dynamics;

•	increasing awareness of the environmental impact of products and ingredients in our products;

•

changes in, and any failure to comply with, applicable law and regulation governing the consumer healthcare industries and affecting the cost of product development and the time required to reach the market and the uncertainty of successfully doing so;

•

the outcome of, or provisions made for or costs incurred in relation to, litigation and government investigations, including those with respect to product liability, antitrust matters, the use of certain ingredients in manufacturing of our products and sales and marketing;

•	failure to appropriately collect, review or report human safety information and to act on any relevant findings in a timely manner;

•	failure to ensure appropriate controls and governance of quality in product development;

•	failure to comply with good manufacturing or good distribution practice regulations in commercial or clinical trials, manufacturing and distribution activities;

•	failure to comply with the terms of our product licences and supporting regulatory activities;

•	failure to deliver a continuous supply of compliant finished product;

•	inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations;

•	failure to successfully acquire and integrate other businesses, licence rights to technologies or products, form and manage alliances, or divest businesses;

•	failure to report accurate financial information in compliance with accounting standards and applicable legislation;

•	failure to comply with current tax law, or incurring significant losses due to treasury activities;

•	failure to comply with applicable and international anti-bribery and corruption legislation;

•	failure to comply with pricing and antitrust regulations in commercial practices, including trade channel activities and tendering for business;

•	failure to obtain, maintain and enforce sufficient intellectual property rights to protect our business;

•

failure to control releases of substances harmful to the environment in both the short and long term, leading to incidents which could disrupt our R&D and supply activities, harm employees, and harm the communities and the local environment in which we operate;

•

failure in the management of physical climate and environmental risks, current and future regulatory requirements for environmental policies and taxes, and delivery and performance of management environmental objectives;

•

failure to collect, secure, use and destroy personal information in accordance with data privacy laws, which can lead to harm to individuals, including financial harm, stress and prejudice, and to us, including fines and operational, financial and reputational harm;

•

unauthorised disclosure, theft, unavailability or corruption of our information or key information systems, which may lead to harm to our workforce and customers, disruption to our business and/or the loss of commercial or strategic advantage, damage to our reputation or regulatory sanctions; and

•	new and possibly increasing levels of price controls, pricing pressures or price restrictions with respect to our products in various markets.

We caution you that the foregoing list of important factors is not exhaustive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to our business, industry and Separation that are set out in the section “Risk Factors” of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC on Form F-4 under the Securities Act relating to the New Notes offered by this prospectus. This prospectus, which is a part of that registration statement, does not contain all of the information set forth in the registration statement. For more information with respect to the Group and the securities offered by this prospectus, you should refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the registration statement, each of these statements is qualified in all respects by the provisions of the actual contract or other document.

PROSPECTUS SUMMARY

This summary highlights key information described in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before participating in the exchange offers. You should read carefully the entire prospectus, including “Risk Factors.”

THE ISSUERS

GSK Consumer Healthcare Capital US LLC

The GSK Consumer Healthcare Capital US LLC (the “US Issuer”) is a limited liability company incorporated under the laws of Delaware. It is a 100 per cent. owned subsidiary of CH JVCo, and it exists for the purpose of issuing debt securities, the proceeds of which will be invested by it in marketable securities or advanced to, or otherwise invested in, subsidiaries or affiliates of Haleon (directly or indirectly).

GSK Consumer Healthcare Capital UK plc

The GSK Consumer Healthcare Capital UK plc (the “UK Issuer,” and together with the “US Issuer,” the “Issuers” and each, the “Issuer”) is a public limited company incorporated under the laws of England and Wales. It is a wholly owned subsidiary of CH JVCo, and it exists for the purpose of issuing debt securities, the proceeds of which will be invested by it in marketable securities or advanced to, or otherwise invested in, subsidiaries or affiliates of Haleon (directly or indirectly).

THE GUARANTOR

Haleon (as guarantor, the “Guarantor”) is a public limited company incorporated under the laws of England and Wales with its registered and head office at Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom.

Haleon is the ultimate holding company of the Group.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the “Risk Factors” section of this prospectus. These risks include the following, any of which could have a material adverse effect on our business, financial condition or results of operations and the price of our New Notes:

Risks Relating to the Group’s Business and Industry:

•	The Group operates in a highly competitive market and failure to successfully compete with competitors could have a material adverse effect on the Group’s business;

•

The Group’s success depends on its ability to anticipate and respond to changes in consumer preferences and a failure to adapt its strategy appropriately may have a material adverse effect on the Group’s business and/or financial condition;

•

The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain and a failure to manage disruptions appropriately may have a material adverse effect on the Group’s business and/or financial condition;

•

Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape may materially and adversely affect the Group’s business;

•	The Group may not be able to develop and commercialise new products effectively, which may materially and adversely affect the results of the Group’s operations and financial condition;

•	Failure to retain key personnel or attract new personnel may materially and adversely affect the Group’s business;

•	Damage to the Group’s reputation could have a material adverse effect on the Group’s business;

•	Failure to respond effectively to the challenges raised by climate change and other sustainability matters may have a material adverse effect on the Group’s business and results of operations;

•

The Group may not be successful in obtaining, maintaining and enforcing sufficient intellectual property rights to protect its business, or in avoiding claims that the Group infringes on the intellectual property rights of others;

•	The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues;

•	A cyber-security incident, data breach or a failure of a key information technology system could materially and adversely impact the Group’s business;

•	The Group relies on third parties in many aspects of its business and ineffective management of these relationships could increase the Group’s financial, legal, reputational and operational risk;

•

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns, the ultimate impact of which is outside the Group’s control and which may materially and adversely affect the Group’s operations, cash flows and financial condition;

•

The implementation of complex strategic, operational and/or change initiatives gives rise to significant execution risks, which may affect the operational capacity of the Group and may materially and adversely impact the Group if these initiatives fail to meet their objectives;

•	The Group’s business is affected by seasonality, which could have a negative impact on the Group’s financial condition;

•	The Group may not successfully acquire and integrate other businesses, licence rights to technologies or products, form and manage alliances, or divest businesses;

•	The Group’s leverage and debt service obligations could materially and adversely affect its business, financial condition or results of operations;

•	The Group’s business and results of operations are affected by fluctuations in interest rates; and

•	Goodwill and indefinite-life intangible assets are a material component of the Group’s balance sheet and impairments of these assets could have a significant impact on its results.

Risks Relating to Changes in Law and the Political and Environment, Regulation and Legislation:

•

The Group’s business is subject to legal and regulatory risks in all the markets in which it operates, which may have a material adverse effect on the Group’s business operations and financial condition;

•

The Group faces risks relating to the regulation and perception of the ingredients it uses in its products, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations;

•

The Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures, each of which may materially and adversely affect the Group’s business, financial condition, results of operations and prospects;

•	Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects;

•	The Group faces risks associated with significant international operations, which could negatively impact the Group’s business;

•	Volatility in material and other costs could materially and adversely impact the Group’s profitability;

•	The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine;

•	Failure to comply with regulation regarding the use of personal data could lead to significant fines and regulatory action against the Group;

•	Failure to comply, or the costs of complying, with environmental and health and safety regulations could materially and adversely affect the Group’s operations;

•	The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects;

•	Determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax;

•

Haleon is a foreign private issuer and, as a result, it is not subject to US proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US domestic public company; and

•

If Haleon loses its foreign private issuer status in the future, it may incur significant additional expenses which could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition.

Risks Relating to Separation:

•	The Group may fail to realise any or all of the anticipated benefits of Separation;

•	Haleon will incur new costs in its transition to a standalone public company and its management team will be required to devote substantial time to new compliance matters

•	Following Separation, Haleon operates as an independent publicly listed company and the Group could fail to meet the challenges involved in operating successfully as a standalone business;

•

For a period following Separation, Haleon will be reliant on the GSK Group for the provision of certain services and any disruption to such services could be costly and materially and adversely affect the Group’s business, results of operations, financial conditions and prospects;

•

The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant and have a material adverse effect on the financial condition, results of operations and/or prospects of the Group;

•	GSK and Pfizer may compete with the Group;

•	Haleon’s status as a non-US corporation for US federal income tax purposes could be affected by a potential change in law; and

•	The Tax Covenant will restrict Haleon’s ability to engage in certain transactions.

Risks Relating to the Exchange Offers

•	If holders of Old Notes do not participate in the exchange offers, the Old Notes will continue to be subject to transfer restrictions.

Risks Relating to the New Notes:

•	The New Notes lack a developed public market;

•	The US Issuer and the UK Issuer may redeem any of the US Issuer Notes or the UK Issuer Notes, respectively, at any time prior to maturity and for certain tax reasons;

•	Neither the Issuers nor the Guarantor are prohibited from issuing further debt;

•	As the Guarantor is a holding company, its obligations as guarantor are structurally subordinated to liabilities of its subsidiaries;

•

Each Issuer’s and Guarantor’s credit ratings may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or market value of, the New Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time in its sole discretion;

•	Each of the Issuers is a finance vehicle;

•

In certain circumstances a noteholder may not be able to accelerate the New Notes of the series it holds on an event of default because of the failure of noteholders of other series of New Notes to take action.

Risks Relating to the Benchmark:

•	SOFR is a relatively new market index, and the adoption of daily compounded SOFR by the Issuers and the market is uncertain;

•	Historical levels of SOFR are not an indication of its future levels;

•

Compounded Daily SOFR with respect to a particular Callable Floating Rate Notes Interest Period will only be capable of being determined near the end of the relevant Callable Floating Rate Notes Interest Period;

•	SOFR is not expected to be comparable to US dollar LIBOR;

•	SOFR may be modified or discontinued by its administrator;

•	Uncertainty relating to the regulation of benchmarks may adversely affect the value of the Callable Floating Rate Notes;

•	Interest on the Callable Floating Rate Notes will be calculated using the Benchmark Replacement if a Benchmark Transition Event occurs;

•	The rate of interest on the Callable Floating Rate Notes may be determined by reference to a Benchmark Replacement even if SOFR continues to be published;

•	Any Benchmark Replacement will likely be a relatively new market index that may be altered or discontinued;

•

The US Issuer or its designee (after consulting with the US Issuer) may make determinations with respect to the Callable Floating Rate Notes that could affect the value of and return on the Callable Floating Rate Notes.

SUMMARY OF THE EXCHANGE OFFERS

Old Notes	US Issuer Old Notes

$700,000,000 3.024% Callable Fixed Rate Senior Notes due 2024

(the “Old Callable Fixed Rate Notes”);

$300,000,000 Callable Floating Rate Senior Notes due 2024

(the “Old Callable Floating Rate Notes”);

$2,000,000,000 3.375% Fixed Rate Senior Notes due 2027

(the “Old 2027 Fixed Rate Notes”);

$1,000,000,000 3.375% Fixed Rate Senior Notes due 2029

(the “Old 2029 Fixed Rate Notes”);

$2,000,000,000 3.625% Fixed Rate Senior Notes due 2032

(the “Old 2032 Fixed Rate Notes”); and

$1,000,000,000 4.000% Fixed Rate Senior Notes due 2052

(the “Old 2052 Fixed Rate Notes” and together with the Old Callable Fixed Rate Notes, Old Callable Floating Rate Notes, Old 2027 Fixed Rate Notes, Old 2029 Fixed Rate Notes, Old 2032 Fixed Rate Notes, the “US Issuer Old Notes”).

UK Issuer Old Notes

$1,750,000,000 3.125% Fixed Rate Senior Notes due 2025

(the “Old 2025 Fixed Rate Notes” or the “UK Issuer Old Notes,” and together with the US Issuer Old Notes, the “Old Notes”).

The Old Notes are unconditionally and irrevocably guaranteed by Haleon.

The Old Notes are unregistered and were issued by the Issuers in private placements to certain initial purchasers, who resold such Old Notes in offshore transactions and to qualified institutional buyers in transactions exempt from the registration requirements of the Securities Act.

Registration Rights Agreement	When the Issuers issued the Old Notes, the Issuers and Haleon entered into a registration rights agreement dated 24 March 2022 with the initial purchasers named therein, in which they agreed to use their commercially reasonable efforts to complete exchange offers of those Old Notes on or prior to a particular date (the “Registration Rights Agreement”).

The Exchange Offers	Under the terms of the exchange offers, holders of each series of Old Notes are entitled to exchange Old Notes for an equal principal amount of New Notes with substantially identical terms, except that the New Notes will not be (i) subject to restrictions on transfer, (ii) subject to special mandatory redemption provisions, or (iii) subject to any increase in annual interest rate for failure to comply with the Registration Rights Agreement.

The series of New Notes that the Issuers will issue in exchange for Old Notes will correspond to the series of Old Notes tendered as follows:

New Notes	Old Notes	CUSIP / ISIN Rule 144A Global Note	CUSIP / ISIN Regulation S Global Note
The Callable Fixed Rate Notes	The Old Callable Fixed Rate Notes	36264F AA9/ US36264FAA93	U04020 AA8 / USU04020AA82
The Callable Floating Rate Notes	The Old Callable Floating Rate Notes	36264G AB5/ US36264GAB59	U0396G AB9/ USU0396GAB96
The 2027 Fixed Rate Notes	The Old 2027 Fixed Rate Notes	36264F AB7/ US36264FAB76	U04020 AB6/ USU04020AB65
The 2029 Fixed Rate Notes	The Old 2029 Fixed Rate Notes	36264F AC5/ US36264FAC59	U04020 AC4/ USU04020AC49
The 2032 Fixed Rate Notes	The Old 2032 Fixed Rate Notes	36264F AD3/ US36264FAD33	U04020 AD2/ USU04020AD22
The 2052 Fixed Rate Notes	The Old 2052 Fixed Rate Notes	36264F AE1/ US36264FAE16	U04020 AE0/ USU04020AE05
The 2025 Fixed Rate Notes	The Old 2025 Fixed Rate Notes	36264N AA2/ US36264NAA28	G4164D AA6/ USG4164DAA66

You should read the discussion under the heading “Description of the New Notes and Guarantee” for further information about the New Notes and the discussion under the heading “The Exchange Offers” for more information about the exchange process.

Minimum Denomination	The Old Notes may be tendered only in a principal amount of $250,000 and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Old Notes must continue to hold Old Notes in at least the minimum authorized denomination of $250,000 principal amount.

Principal Amount Outstanding	As of the date of this prospectus, the following amounts of each series are outstanding:

•	$700,000,000 aggregate principal amount of Old Callable Fixed Rate Notes;

•	$300,000,000 aggregate principal amount of Old Callable Floating Rate Notes;

•	$2,000,000,000 aggregate principal amount of Old 2027 Fixed Rate Notes;

•	$1,000,000,000 aggregate principal amount of Old 2029 Fixed Rate Notes;

•	$2,000,000,000 aggregate principal amount of Old 2032 Fixed Rate Notes;

•	$1,000,000,000 aggregate principal amount of Old 2052 Fixed Rate Notes; and

•	$1,750,000,000 aggregate principal amount of Old 2025 Fixed Rate Notes.

Resale of New Notes	Based on an interpretation by the SEC staff set forth in no-action letters issued to third parties, we believe that you may offer the New Notes issued in the exchange offers for resale, resell them or otherwise transfer them without compliance with the registration and prospectus delivery provisions of the Securities Act, as long as:

•	you are not a broker-dealer who purchased the Old Notes directly from us for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	you are not an “affiliate” of the Issuers or of the Guarantor, as that term is defined in Rule 405 of the Securities Act; and

•

you are acquiring the New Notes in the ordinary course of your business, you are not participating in, and do not intend to participate in, a distribution of the New Notes and you have no arrangement or understanding with any person to participate in a distribution of the New Notes.

If any statement above is not true and you transfer any New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume responsibility for or indemnify you against this liability.

If you are a broker-dealer and receive New Notes for your own account in exchange for Old Notes that you acquired as a result of market making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. We have agreed to use our commercially reasonable efforts to have the registration statement, which this prospectus forms part of, become and remain effective until 90 days after the last exchange date for use by one or more participating broker-dealers.

Consequences of Failure to Exchange Old Notes	If you do not exchange your Old Notes for New Notes, you will continue to hold your Old Notes. You will no longer be able to require that we register the Old Notes under the Securities Act. In addition, you will not be able to offer or sell the Old Notes unless:

•	they are registered under the Securities Act; or

•	you offer or sell them under an exemption from the requirements of, or in a transaction not subject to, the Securities Act.

Expiration Date	The exchange offers will expire at 5:00 p.m., New York City time, on 28 October 2022, unless we decide to extend the expiration date.

Conditions to the Exchange Offers	We may terminate the exchange offers and refuse to accept any Old Notes for exchange if:

•	the registration statement that this prospectus forms part of has not been declared effective by the SEC;

•

there has been a change in applicable law or the SEC staff’s interpretation of applicable law, and the exchange offers are not permitted under applicable law or applicable SEC staff interpretations of law; or

•	there is a stop order in effect or threatened with respect to the exchange offers or the indenture governing those securities.

We have not made the exchange offers contingent on holders tendering any minimum principal amount of Old Notes for exchange.

Subject to applicable law, we may waive any of these conditions in our sole discretion, except the condition that the registration statement of which this prospectus forms part has been declared effective by the SEC, which we may not waive.

Certain Deemed Representations, Warranties and Undertakings	If you participate in the exchange offers, you will be deemed to have made certain acknowledgments, representations, warranties and undertakings. See “The Exchange Offers—Holders’ Deemed Representations, Warranties and Undertakings.”

Procedure for Tendering Old Notes	If you wish to participate in the exchange offers, you must deliver electronically your acceptance together with your Old Notes through Depository Trust Company (“DTC”) Automated Tender Offer Program, or “ATOP,” system.

If you are not a direct participant in DTC, you must, in accordance with the rules of the DTC participant who holds your securities, arrange for a direct participant in DTC to submit your acceptance to DTC electronically

Withdrawal Rights	You may withdraw the tender of your Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written notice of withdrawal to the exchange agent through the electronic submission of a message in accordance with the procedures of DTC’s ATOP system by 5:00 p.m., New York City time, on the scheduled expiration date. We may extend the expiration date without extending withdrawal rights.

If you are not a direct participant in DTC, you must, in accordance with the rules of the DTC participant who holds your securities, arrange for a direct participant in DTC to submit your written notice of withdrawal to DTC electronically by 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of New Notes	If all of the conditions to the exchange offers are satisfied or waived, we will accept any and all Old Notes that are properly tendered in the exchange offers prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the New Notes promptly after the expiration of the exchange offers.

Tax Considerations	The exchange of Old Notes for New Notes should not be a taxable exchange for United States federal income tax purposes. See “Taxation—United States Federal Income Tax Considerations.” For a discussion of certain United Kingdom tax considerations, see “Taxation—United Kingdom Tax Considerations.”

You should consult your tax advisor about the tax consequences of the exchange offers as they apply to your individual circumstances.

Fees and Expenses	We will bear all expenses related to consummating the exchange offers and complying with the Registration Rights Agreement.

Exchange Agent	Global Bondholder Services Corporation is serving as the exchange agent and information agent for the exchange offers. The exchange agent’s address, telephone number and facsimile number are included under the heading “The Exchange Offers—The Exchange Agent.”

Risk Factors	Holders of Old Notes that do not exchange their Old Notes for New Notes will continue to be subject to the restrictions on transfer that are listed on the legends of those Old Notes. These restrictions will make the Old Notes less liquid. To the extent that Old Notes are tendered and accepted in the exchange offers, the trading market, if any, for the Old Notes would be reduced.

We cannot promise that a market for the New Notes will be liquid or will continue to exist. Prevailing interest rates and general market conditions could affect the price of the New Notes. This could cause the New Notes to trade at prices that may be lower than their principal amount or their initial offering price.

In addition to these risks, there are additional risk factors beginning on page 30.

SUMMARY OF THE TERMS OF THE NEW NOTES

Issuers	GSK Consumer Healthcare Capital US LLC

GSK Consumer Healthcare Capital UK plc

Guarantor	Haleon plc

For further information regarding the Guarantee, please see “Description of the New Notes and Guarantee—Guarantee” below.

The New Notes	US Issuer New Notes

$700,000,000 3.024% Callable Fixed Rate Senior Notes due 2024

(the “Callable Fixed Rate Notes”);

$300,000,000 Callable Floating Rate Senior Notes due 2024

(the “Callable Floating Rate Notes”);

$2,000,000,000 3.375% Fixed Rate Senior Notes due 2027

(the “2027 Fixed Rate Notes”);

$1,000,000,000 3.375% Fixed Rate Senior Notes due 2029

(the “2029 Fixed Rate Notes”);

$2,000,000,000 3.625% Fixed Rate Senior Notes due 2032

(the “2032 Fixed Rate Notes”); and

$1,000,000,000 4.000% Fixed Rate Senior Notes due 2052

(the “2052 Fixed Rate Notes,” and together with the Callable Fixed Rate Notes, the Callable Floating Rate Notes, 2027 Fixed Rate Notes, 2029 Fixed Rate Notes, 2032 Fixed Rate Notes, the “US Issuer Notes” ).

UK Issuer New Notes

$1,750,000,000 3.125% Fixed Rate Senior Notes due 2025

(the “2025 Fixed Rate Notes” or the “UK Issuer Notes,” and together with the US Issuer Notes, the “New Notes”).

Issue Date	The Issue Date will be promptly following the expiration date and is expected to be 2 November 2022.

Maturity Date	US Issuer Notes

The Callable Fixed Rate Notes will mature on 24 March 2024;

the Callable Floating Rate Notes will mature on 24 March 2024;

the 2027 Fixed Rate Notes will mature on 24 March 2027;

the 2029 Fixed Rate Notes will mature on 24 March 2029;

the 2032 Fixed Rate Notes will mature on 24 March 2032; and

the 2052 Fixed Rate Notes will mature on 24 March 2052.

UK Issuer Notes

The 2025 Fixed Rate Notes will mature on 24 March 2025.

Interest	Fixed Rate Notes

Interest on the 2025 Fixed Rate Notes will be payable at a rate of 3.125% per annum;

interest on the 2027 Fixed Rate Notes will be payable at a rate of 3.375% per annum;

interest on the 2029 Fixed Rate Notes will be payable at a rate of 3.375% per annum;

interest on the 2032 Fixed Rate Notes will be payable at a rate of 3.625% per annum;

interest on the 2052 Fixed Rate Notes will be payable at a rate of 4.000% per annum; and interest on the Callable Fixed Rate Notes will be payable at a rate of 3.024% per annum.

Callable Floating Rate Notes

The interest rate on the Callable Floating Rate Notes for any Callable Floating Rate Notes Interest Period will be a per annum rate equal to the Benchmark, as determined on the applicable Interest Determination Date (as defined below) plus 0.89% per annum (the “Callable Floating Rate Notes Margin”).

Accrued Interest	The New Notes will bear interest from the most recent date to which interest on the Old Notes has been paid. Old Notes accepted for exchange will cease to accrue interest from and after the date of completion of the applicable exchange offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment for accrued interest on the Old Notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the applicable exchange offer and will be deemed to have waived their rights to receive the accrued interest on the Old Notes.

Interest Payment Date	Fixed Rate Notes

Interest on the Fixed Rate Notes will be payable semi-annually in arrear on 24 March and 24 September of each year, commencing on 24 March 2023 (each a “Fixed Rate Notes Interest Payment Date”).

Callable Floating Rate Notes

Interest on the Callable Floating Rate Notes will be payable quarterly in arrear on 24 March, 24 June, 24 September and 24 December of each year, commencing on 24 December 2022 (each a “Callable Floating Rate Notes Interest Payment Date”).

Form and Denominations	The New Notes will be issued in book entry form only, in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof. The New Notes will be issued in book-entry form only and will be in the form of one or more global certificates, which will be deposited with, or on behalf of DTC and registered in its nominee name Cede & Co.

Ranking	US Issuer Notes

The US Issuer Notes will be the unsubordinated and (other than pursuant to the Guarantees) unsecured obligations of the US Issuer and will rank at least pari passu, without any preference or priority among themselves, with all existing and future unsubordinated and unsecured obligations of the US Issuer (except for obligations which may rank senior by operation of applicable law), and senior to all existing and future subordinated obligations of the US Issuer.

UK Issuer Notes

The UK Issuer Notes will be the unsubordinated and (other than pursuant to the Guarantees) unsecured obligations of the UK Issuer and will rank at least pari passu, without any preference or priority among themselves, with all existing and future unsubordinated and unsecured obligations of the UK Issuer (except for obligations which may rank senior by operation of applicable law), and senior to all existing and future subordinated obligations of the UK Issuer.

Indenture	The New Notes will be issued under a single indenture, dated as of 24 March 2022, among the Issuers, GSK and Haleon as guarantor and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent, transfer agent and calculation agent.

Guarantee	Under the terms of the Indenture, the New Notes will be fully and unconditionally guaranteed by Haleon.

Fixed Rate Notes Make-Whole and Par Redemption

Prior to the applicable Fixed Rate Notes Par Call Date (as defined below), the US Issuer may redeem any series of the US Issuer Fixed Rate Notes and, at any time before the 2025 Fixed Rate Notes Maturity Date, the UK Issuer may redeem the 2025 Fixed Rate Notes, in whole or in part, at their option at any time and from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100 per cent. of the principal amount of the Fixed Rate Notes to be redeemed on that redemption date and (ii) as determined by such Issuer, (a) with respect to any series of US Issuer Fixed Rate Notes: the sum of the present values of the remaining scheduled payments of principal of and interest on the US Issuer Fixed Rate Notes to be redeemed on that redemption date (not including any portion of such payments of interest accrued as of the redemption date) that would be due if the relevant series of US Issuer Fixed Rate Notes matured on the applicable Fixed Rate Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points in the case of the 2027 Fixed Rate Notes, 20 basis points in the case of the 2029 Fixed Rate Notes, 25 basis points in the case of the 2032 Fixed Rate Notes, 25 basis points in the case of the 2052 Fixed Rate Notes or 15 basis points in the case of the

Callable Fixed Rate Notes, and (b) with respect to the 2025 Fixed Rate Notes: the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Fixed Rate Notes to be redeemed on that redemption date (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; in each case plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Fixed Rate Notes Par Call Date, the US Issuer may redeem any series of the US Issuer Fixed Rate Notes, in whole or in part, at its option at any time and from time to time at a redemption price equal to 100 per cent. of the principal amount of the applicable series of US Issuer Fixed Rate Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. Please see “Description of the New Notes and Guarantee—Redemption—Fixed Rate Notes Make-Whole and Par Redemption.”

Callable Floating Rate Notes Par Redemption	On or after the Callable Floating Rate Notes Par Call Date (as defined below), the US Issuer may redeem the Callable Floating Rate Notes, in whole or in part, at its option at any time and from time to time at a redemption price equal to 100% of the principal amount of the Callable Floating Rate Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Please see “Description of the New Notes and Guarantee—Redemption—Callable Floating Rate Notes Par Redemption.”

Optional Redemption for Tax Reasons	The US Issuer and the UK Issuer may redeem any of the US Issuer Notes or the UK Issuer Notes, respectively, at any time prior to maturity in whole (but not in part) at a redemption price equal to 100 per cent. of their principal amount plus accrued interest to the date fixed for redemption, upon the occurrence of certain tax events, as more particularly described under “Description of the New Notes and Guarantee—Redemption—Optional Redemption for Tax Reasons.”

Redemption Upon Change Of Control Put Event

On the terms and subject to the conditions described under “Description of the New Notes and Guarantee—Redemption—Redemption upon a Change of Control Put Event” if a Change of Control Put Event (as defined below) occurs with respect to a series of New Notes, the noteholders of such series will have the option (a “Change of Control Put Option”) (unless prior to the giving of the relevant Change of Control Put Event Notice (as defined below) such Issuer has given notice of redemption pursuant the terms of the Indenture) to require such Issuer to redeem or, at such Issuer’s option, purchase (or procure the purchase of) the whole, but not part, of such noteholders’ New Notes on the Change of Control Put Date (as defined below) at a redemption price equal to 101 per cent. of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the Change of Control Put Date.

To exercise the Change of Control Put Option, the relevant noteholder must deliver, at the specified office of the paying agent at any time during the period of 45 calendar days after a Change of Control Put Event Notice is given (the “Change of Control Put Period”), accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of the paying agent (a “Change of Control Put Notice”) and in which the noteholder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made pursuant to this provision, accompanied by, if the relevant New Note is in definitive form, the relevant New Note or evidence satisfactory to the paying agent concerned that the relevant New Note will, following delivery of the Change of Control Put Notice, be held to its order or under its control. The “Change of Control Put Date” shall be the date falling seven London business days after the expiration of the Change of Control Put Period.

A Change of Control Put Notice, once given, shall be irrevocable, except where prior to the Change of Control Put Date, an Event of Default (as defined below) has occurred and is continuing; in which event, the relevant noteholder, at its option, may elect by notice to the relevant Issuer to withdraw the Change of Control Put Notice and instead to instruct the Trustee, in writing, to give notice that the relevant New Notes that are the subject of the Change of Control Put Notice are immediately due and payable pursuant to the events of default provisions of the Indenture (see “Events of Default” below). The relevant New Notes shall then become immediately due and payable, as long as the Trustee declares all of the relevant New Notes immediately due and payable in accordance with the provisions of the Indenture.

The relevant Issuer shall redeem or purchase (or procure the purchase of) the relevant New Notes on the Change of Control Put Date unless previously redeemed (or purchased) and cancelled.

Covenants	The Guarantor has agreed in the Indenture not to incur or assume (or permit any of its respective subsidiaries to incur or assume) any lien on or with respect to any of its or its subsidiaries’ property, assets or revenues, present or future, to secure any relevant indebtedness (as this term is defined below) without making (or causing its subsidiaries to make) effective provision for securing the New Notes equally and rateably with such relevant indebtedness as to such property, assets or revenues, for as long as such relevant indebtedness is so secured, subject to certain exceptions.

Each of the Issuers and the Guarantor have agreed in the Indenture not to consolidate with or merge with or into any other person or convey or transfer all or substantially all of their respective properties and assets to any person (except that each Issuer’s finance subsidiaries may merge into such Issuer), subject to certain exceptions.

Additional Amounts	If an Issuer is required to withhold or deduct any amount for or on account of Taxes (as defined under “Taxation” below) from any payment made with respect to the New Notes, such Issuer will pay such additional amounts as may be necessary so that the net amount received by each noteholder (including additional amounts) after such withholding or deduction will not be less than the amount the noteholder would have received if the Taxes had not been withheld or deducted; provided that no additional amounts will be payable with respect to Taxes. See “Description of the New Notes and Guarantee—Covenants—Payment of Additional Amounts.”

Events of Default	An event of default with respect to a series of New Notes will occur upon any of the following:

•	the Issuer fails to pay principal when due, and, in the case of technical or administrative difficulties, the continuance of that default for more than two business days;

•	the Issuer fails to pay interest on, or any additional amounts payable in respect of, any New Notes of such series when due and payable, and the continuance of that default for 30 days;

•

(a) with respect to the US Issuer Notes, default in performing any other covenant of the US Issuer and (b) with respect to the UK Issuer Notes, default in performing any other covenant of the UK Issuer, or the Guarantor in the Indenture for 90 days after the receipt of written notice specifying such default from the Trustee or from the noteholders of 25 per cent. in principal amount of the New Notes of that series;

•	the Issuer or the Guarantor defaults on certain other indebtedness in excess of £100,000,000 (or its equivalent in any other currency);

•	with respect to the US Issuer Notes, the Guarantee ceases to be, or is claimed by the US Issuer or Haleon not to be, in full force and effect;

•	with respect to the UK Issuer Notes, the Guarantee ceases to be, or is claimed by the UK Issuer or Haleon not to be, in full force and effect; or

•	certain events of bankruptcy, insolvency or reorganisation of the applicable Issuer or the Guarantor, as the case may be.

If an event of default occurs because of a default in a payment of principal or interest on any series of New Notes, then the Trustee or the noteholders of at least 25 per cent. of the aggregate principal amount of such series of New Notes can accelerate the entire principal of such series of New Notes with written notice to the Trustee. If the event of default occurs because of a failure to perform any other covenant in the Indenture or any covenant for the benefit of one or more, but not all, of the series of the New Notes, then the Trustee or the noteholders of at least 25 per cent. of the aggregate principal amount of New Notes of all series affected, voting as one class, can accelerate all of the affected series of New Notes. If the event of default occurs because of bankruptcy proceedings, then the entire principal of the New Notes under the Indenture will be accelerated automatically without any further action on the part of the noteholders or the Trustee.

Therefore, except in the case of a default on a payment of principal or interest on the New Notes of the series that a noteholder holds, or a default due to bankruptcy or insolvency of the Issuer or the Guarantor, it is possible that a noteholder may not be able to accelerate the New Notes of the series it holds because of the failure of the noteholders of other series of New Notes to take action.

Clearance and Settlement	Each series of New Notes will be initially issued in the form of one or more registered notes in global form (the “global notes”). Upon issuance, each of the global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Initial settlement for the New Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same Day Funds Settlement System.

Listing	We intend to apply to list each series of New Notes on the NYSE.

Taxation	Payments made by the US Issuer and the UK Issuer under or with respect to the US Issuer Notes or the UK Issuer Notes, respectively, will be free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever imposed or levied by or on behalf of (i) the government of the United Kingdom or of any territory of the United Kingdom or by any authority or agency therein or thereof having the power to tax or (ii) the government of the United States or any state or territory of the United States or by any authority or agency therein or thereof having the power to tax, which are referred to collectively as “Taxes” unless such Issuer is required to withhold or deduct Taxes by law.

For a discussion of the US federal income taxation of the New Notes, see “Taxation— United States Federal Income Tax Considerations.”

Risk Factors	There are certain factors that may affect the Issuers’ and Guarantor’s ability to fulfil their respective obligations under the New Notes. Certain of these factors are set out under “Risk Factors.”

Governing Law	The New Notes, the Indenture and the Guarantee will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Registrar, Paying Agent, Transfer Agent and Calculation Agent	Deutsche Bank Trust Company Americas, 1 Columbus Circle, 17th Floor, New York, NY 10019, will be the trustee (the “Trustee”), the registrar (the “Registrar”), paying agent, transfer agent and calculation agent.

Security Codes	US Issuer Notes

The Callable Fixed Rate Notes:

CUSIP: 36264F AH4

ISIN: US36264FAH47

The Callable Floating Rate Notes:

CUSIP: 36264F AJ0

ISIN: US36264FAJ03

The 2027 Fixed Rate Notes:

CUSIP: 36264F AK7

ISIN: US36264FAK75

The 2029 Fixed Rate Notes:

CUSIP: 36264F AL5

ISIN: US36264FAL58

The 2032 Fixed Rate Notes:

CUSIP: 36264F AM3

ISIN: US36264FAM32

The 2052 Fixed Rate Notes:

CUSIP: 36264F AN1

ISIN: US36264FAN15

UK Issuer Notes

The 2025 Fixed Rate Notes:

CUSIP: 36264N AB0

ISIN: US36264NAB01

RECENT DEVELOPMENTS

On 11 August 2022, Haleon issued a statement regarding Zantac, in which Haleon noted the recent volatility in its share price and that it was aware of market speculation on Haleon’s potential liability in respect of Zantac product liability litigation. In addition, Haleon noted that:

•	Haleon was not aware of any material developments in relation to the Zantac litigation since the Haleon prospectus was issued on 1 June 2022.

•	Haleon was not a party to any of the Zantac claims.

•	Haleon never marketed Zantac in any form in the U.S.

•	Haleon was not primarily liable for any OTC or prescription claims.

•

To the extent GSK and/or Pfizer are held liable in respect of OTC Zantac during the periods outlined below, Haleon may be required to indemnify GSK and/or Pfizer, only if the following conditions are met:

•	GSK and/or Pfizer are unable to recover in respect of OTC Zantac from any third parties who are ahead of Haleon and who have given indemnities under previous transfers of rights to OTC Zantac; and

•	Haleon is determined to be liable under the indemnification provisions among Haleon, Pfizer and GSK.

The US proceedings are at an early stage and relate to both prescription and OTC Zantac. All rights and marketing of OTC Zantac in the US from 1996-1998 were through a joint venture between GSK and Warner Lambert until 1998 when the joint venture was terminated and, following which, Warner Lambert retained the exclusive rights to the OTC product. In 2000, Warner Lambert was acquired by Pfizer, and Pfizer marketed OTC Zantac from 2000-2006, when Johnson & Johnson acquired Pfizer’s OTC business.

RISK FACTORS

The Issuers and the Guarantor believe that the following factors are the risks which are specific to the Issuers, the Guarantor, the Exchange Offers and/or the New Notes and which are material for taking an informed investment decision. Most of these factors are contingencies which may or may not occur.

The Issuers and the Guarantor have identified in this section a number of factors which could materially and adversely affect their businesses and their ability to fulfil their obligations under the New Notes. Prospective investors should note that the inability of the Issuers or the Guarantor to pay interest, principal or other amounts on or in connection with any New Notes may occur for reasons which may not be considered significant by the Issuers and the Guarantor based on the information currently available to them, or which they may not currently be able to anticipate.

Prospective investors should read the detailed information set out elsewhere in this prospectus and reach their own views prior to making any investment decision. Prospective investors should also consult their own financial and legal advisers about risks associated with an investment in any New Notes and the suitability of investing in such New Notes in light of their particular circumstances. You should carefully consider those risks and the risks described below, as well as the other information included in this prospectus, before making a decision to participate in the exchange offers and invest in the New Notes.

Unless the context requires otherwise, capitalised terms which are defined in “Description of the New Notes and Guarantee” below have the same meaning when used herein.

Risks Relating to the Group’s Business and Industry

The Group operates in a highly competitive market and failure to successfully compete with competitors could have a material adverse effect on the Group’s business

The Group faces substantial and increasing competition in all of its product categories and geographic markets. There are relatively low barriers to entry in certain product categories in many of the markets in which the Group operates (particularly in the VMS category) and accordingly the Group’s businesses compete with companies of all sizes on many different fronts, including cost-effectiveness, product effectiveness and quality, brand recognition and loyalty, technological innovations, consumer convenience, promotional activities, new product introductions and expansion into new markets and channels.

The Group expects to continue to see heightened activity from its competitors worldwide, including an increase in the introduction and aggressive marketing of new products in high demand healthcare areas. In particular, the Group expects to experience: (i) increasing and aggressive competition from smaller, high growth companies which often operate on a regional basis, and may disrupt existing route-to-market models; (ii) increasing competition from multinational corporations moving for the first time into, or expanding or focusing their presence (whether through acquisitions, disposals, demergers or other means) in the global consumer healthcare market in order to benefit from the higher profit margins on offer and greater consumer interest in health products and services; and (iii) continuing competition from “private label” products, which are brands sold exclusively by a particular retailer.

Some of the Group’s competitors may spend more aggressively on, or have more effective, advertising and promotion activities than the Group does, introduce competing products more quickly and/or respond more effectively to business and economic conditions and changing consumer preferences, including by launching innovative new products. The Group’s ability to compete also depends on the strength of its brands and on its ability to enforce and defend its intellectual property against infringement and legal challenges by competitors.

The Group may be unable to anticipate the timing and scale of the threats posed by the many competitors across its markets or to successfully respond to them, which could harm the Group’s business. In addition, the cost of responding to the increasingly significant and widespread competition worldwide, including management time, out-of-pocket expenses and price reductions, may materially and adversely affect the Group’s performance.

Ultimately, a prolonged failure by the Group to compete effectively in its key markets could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition.

The Group’s success depends on its ability to anticipate and respond to changes in consumer preferences and a failure to adapt its strategy appropriately may have a material adverse effect on the Group’s business and/or financial condition

As a consumer products business, the Group relies on its ability to leverage its existing brands and products to drive increased sales and profits. This in turn depends on the Group’s ability to identify and offer products at attractive prices that appeal to consumer tastes and preferences, which are difficult to predict and evolve over time. The Group’s ability to implement this strategy depends on, among other things, its ability to:

•	continue to offer products that consumers want at competitive prices;

•	develop and maintain consumer interest in its brands and increase its brand recognition and loyalty;

•	innovate successfully on its existing products; and

•	effectively utilise a range of distribution channels in its key markets.

The Group may not be able to execute this strategy successfully, which could have a material adverse effect on the Group’s business, prospects, results of operations and/or financial condition.

In addition, any reduction in consumer demand for the types of products which the Group offers as a result of changes in consumer lifestyle, environmental concerns, economic downturns or other considerations could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. For example, in recent years, there is increasing awareness of the environmental impact and sustainability of practices and products in the market (see “—Failure to respond effectively to the challenges raised by climate change and other sustainability matters may have a material adverse effect on the Group’s business and results of operations” below).

The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain and a failure to manage disruptions appropriately may have a material adverse effect on the Group’s business and/or financial condition

The Group is engaged in manufacturing and sourcing of products and materials on a global scale. The Group’s operations and those of its suppliers, contract manufacturers and logistics providers have been and may continue to be disrupted by a number of factors, including, but not limited to:

•	increased and/or changing regulation, as well as regulatory compliance issues;

•	environmental events, including natural disasters (such as fires, floods and earthquakes) and any potential effect of climate change;

•

widespread health emergencies, such as COVID-19 or other pandemics or epidemics, leading to delays in deliveries and constraints on shipping and logistics due to local lockdowns, such as the recent lockdowns in China may impact the delivery to and from China of the Group’s products, as well as resources required for its products;

•	strikes and other labour disputes;

•	disruptions in logistics;

•	cybersecurity failures or incidents;

•	loss, impairment, closure or disruption of key manufacturing sites;

•	loss of key suppliers or contract manufacturers;

•	supplier capacity constraints;

•

raw material and product quality or safety issues (see “—The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues” below);

•	industrial accidents or other occupational health and safety issues;

•	the impact on the Group’s suppliers of tighter credit or capital markets;

•	the lack of availability of qualified personnel;

•	global shipping, logistics, transport and warehousing constraints;

•	governmental incentives and controls (including import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers);

•

acts of war (see “—Risks Applicable to the Group relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine” below) or terrorism, political unrest or uncertainty, fires or explosions, and other external factors over which the Group has no control; and

•	increases in ingredient, commodity and oil prices.

While the product ranges of the Group’s leading brands are manufactured by multiple sources, some of the Group’s products are currently primarily manufactured at a single location. The loss of the use of all or a portion of any of the Group’s manufacturing facilities or the loss of the use of key suppliers could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, the Group purchases certain raw and packaging materials from single-source suppliers or a limited number of suppliers and new suppliers may have to be qualified under industry, governmental and its own standards, which can require additional investment and take a significant period of time.

Although the Group has contingency plans in place, such as dual sourcing programmes and alternative supply arrangements, those plans may not be sufficient to mitigate manufacturing or supplier interruptions, and the Group may also be limited in its ability to pass on any price increases in the prices it charges for its products. For example, the Group has entered and may in the future enter into fixed price contracts or hedging arrangements in order to address increases in commodity prices and their effect on the Group’s ability to source materials for its products. However, if prices decrease, the Group will be unable to realise the benefit of the decrease due to fixed price contracts in place.

A significant disruption to the manufacturing or sourcing of products or materials for any reason, including those mentioned above, could interrupt product supply and, if not remedied, could lead to litigation or regulatory action, product delistings by retailers, financial penalties, and reputational damage that could materially and adversely affect the Group’s business, results of operations and financial condition.

Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape may materially and adversely affect the Group’s business

The Group’s products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence of large-scale retailers, including pharmacies, as well as discounters and e-commerce retailers. With the growing trend towards retail trade consolidation, increased cross-border trade, the rapid growth of e-commerce and the integration of traditional and digital operations at key retailers, the Group is increasingly dependent on certain retailers, and some of these retailers have and may continue to have greater bargaining strength than the Group does. For example, similar to its competitors, while the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers account for over half of the Group’s revenue in the US market.

The Group’s large-scale retail customers, including pharmacies, may use their leverage to demand higher trade discounts, allowances, display fees or increased investment, including through display media, paid search, preparation fees and other programmes, which could lead to reduced sales or profitability. The loss of a key retailer or a significant reduction in sales to a key retailer could materially and adversely affect the Group’s business, prospects, results of operations and financial condition. The Group’s business might also be negatively affected by the growing presence and bargaining strength of customers who operate internationally and retail buying alliances (horizontal alliances of retailers, retail chains or entire retailer groups that cooperate in pooling their resources) and the enhanced leverage that such alliances possess.

The Group has also been and may continue to be negatively affected by changes in the policies or practices of the Group’s retail trade and pharmacy customers, such as inventory de-stocking, limitations on access to shelf space, delisting of the Group’s products, or environmental, sustainability, supply chain or packaging initiatives and other conditions. For example, a determination by a key retailer that any of the Group’s ingredients should not be used in certain consumer products or that the Group’s packaging does not comply with certain environmental, supply chain or packaging standards or initiatives could materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

“Private label” products sold by the Group’s retail customers, which are typically sold at lower prices than branded products, are a source of competition for certain of the Group’s products. In addition, the retail landscape in many of the Group’s markets continues to evolve as a result of the rapid growth of e-commerce retailers (who are able to generate “private label” products and capitalise on access to data) and price comparison sites, changing consumer preferences (as consumers increasingly shop online), and, in certain categories (particularly VMS), the increased presence of alternative retail channels, such as subscription services, sales through social media platforms and direct-to-consumer businesses (especially those which specialise in rapid distribution). The strong growth in e-commerce and the emergence of alternative retail channels may create pricing and margin pressures and/or adversely affect the Group’s relationships with key retailers. If the Group is not able to successfully manage and adapt to these changes in the retail landscape, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected.

The Group may not be able to develop and commercialise new products effectively, which may materially and adversely affect the results of the Group’s operations and financial condition

The future growth of the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products. The Group’s ability to launch new products and to expand into adjacent categories, channels of distribution or markets is affected by whether the Group can successfully:

•	identify, develop and fund technological innovations;

•	obtain and maintain necessary intellectual property protection and avoid infringing intellectual property rights of others;

•

obtain and maintain approvals and registrations of regulated products, including from the FDA, the European Medicines Agency (“EMA”), China’s National Medical Products Administration (“NMPA”) and other regulatory bodies in the countries in which the Group has business operations, including in relation to switches of products requiring a prescription to products with OTC status (“Rx-to-OTC switches”);

•

anticipate, quickly respond to, and benefit from the needs and preferences of consumers and customers by, among other things, effectively utilising digital technology and marketing and data analytics to gain new commercial insights and develop relevant marketing and advertising to identify new products that will align with consumer preferences; and

•	successfully compete to in-licence products.

The identification, development and introduction of innovative new products that drive incremental sales involves considerable costs and effort, and any new product may not generate sufficient customer and consumer interest and sales to become a profitable product or to cover the costs of its development and promotion. The Group’s ability to achieve a successful launch of a new product could also be adversely affected by pre-emptive actions taken by competitors in response to the launch, such as increased promotional activities and advertising. In addition, new products may not be accepted quickly or significantly in the marketplace.

The product development process is both time-consuming and costly and involves a high degree of business risk. In particular, the Group’s OTC products, including those in respect of which it is undertaking an Rx-to-OTC switch, are subject to lengthy development programmes and regulatory approval periods which can restrict the Group’s ability to innovate in this product area. The Group must develop, test and manufacture products to meet its own internal specifications and standards as well as all applicable regulatory and safety requirements, and it is possible that a new product can fail to make it to market at any stage of this process. Whilst the Group has a good track record of developing new products and executing Rx-to-OTC switches, there can be no guarantee that the Group will continue to be able to develop and commercialise new products at the rate required to retain or grow market share or that suitable opportunities for further Rx-to-OTC switches will become available to the Group.

Any failure to develop and commercialise new products in a timely fashion may decrease revenue and/or increase R&D costs and, consequently, may materially and adversely affect the results of the Group’s operations and financial condition.

Failure to retain key personnel or attract new personnel may materially and adversely affect the Group’s business

The Group relies upon a number of key executives and employees who have an in-depth understanding of the consumer healthcare industry and the Group’s technologies, products, programmes, collaborative relationships and strategic goals. While the Group follows a disciplined, ongoing succession planning process and has succession plans in place for those individuals identified in “Board of Directors and Senior Management— Senior Management” (“Senior Management”) and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to the Group at all times. Competition for such personnel in the consumer healthcare industry is intense, and there can be no assurance that the Group will be able to continue to attract and retain such personnel, particularly as competitors may attempt to recruit them.

Further, the Group’s ability to implement its strategy depends on the ability and experience of its Senior Management and other key employees. If the Group is unable to recruit, attract and retain talented, highly qualified Senior Management and other key people, including through competitive remuneration and benefits packages, appropriate career development, employee resilience and engagement programmes, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected. The

Group is also working to advance cultural change through the implementation of diversity, equality and inclusion initiatives and through the implementation of a new purpose, strategy and culture programme throughout the organisation. If the Group does not (or is perceived not to) successfully implement these plans and initiatives, its ability to recruit, attract and retain talent may be materially and adversely impacted, which may in turn materially and adversely affect the Group’s business, results of operations and financial condition.

Damage to the Group’s reputation could have a material adverse effect on the Group’s business

Maintaining the Group’s strong reputation and trust with consumers and the Group’s customers globally is critical to selling the Group’s branded products. Negative publicity about the Group, the Group’s industry, the Group’s brands and products, the Group’s advertising and promotion practices, the Group’s use, storage and securing of technology and data, including personal data, the Group’s supply chain, the Group’s ingredients, the Group’s packaging, the Group’s research practices, threatened or pending litigation or regulatory proceedings, the Group’s public policy engagement, the Group’s environmental, social and governance practices, including as they relate to diversity, equality and inclusion, the health, safety and welfare of employees or other stakeholders, or relations with the Group’s employees, or regulatory infractions, violations of sanctions or anti-bribery rules, whether or not deserved, could jeopardise the Group’s reputation and/or expose it to adverse press and social media attention.

The Group’s reputation may also be adversely affected if third parties with whom the Group contracts, including its suppliers, manufacturers and customers, fail to maintain high ethical, social and environmental standards, comply with local laws and regulations or become subject to other negative events or adverse publicity. Such third parties may also enter into relationships with or be acquired by other third parties whose values, business practices and/or reputation expose the Group to the risk of adverse publicity and damage to its existing relationships by association. While the Group has policies and procedures for managing third party relationships, it may not be possible to fully ensure that third parties adhere to the same standards and values as the Group or to replace third party relationships in a timely and/or cost-effective manner.

In addition, widespread use of digital and social media by consumers has greatly increased the accessibility of information and the speed of its dissemination. Negative publicity, posts or comments on social media about the Group, the Group’s brands, the Group’s products, including any ingredients used in its products, the Group’s packaging or the Group’s employees, whether true or untrue, could damage the Group’s brands and its reputation and/or lead to boycotts of its products. For example, during the COVID-19 pandemic, sales of Advil (an ibuprofen-based product) were adversely impacted by negative media coverage regarding the use of ibuprofen products in treating the symptoms of COVID-19. Moreover, the Group’s reputation could be harmed as a result of inappropriate use of its branded products being promoted on social media and any associated negative publicity. The success of the Group’s brands could also suffer if the Group’s marketing initiatives do not have the desired impact on a brand’s image or its ability to attract consumers.

Counterfeiting is a common issue for successful brands and has been amplified by the growth of e-commerce. Although the Group has an anti-counterfeiting programme in place, third parties continue to sell counterfeit versions of the Group’s products, such as Sensodyne, Panadol and ENO, including on online platforms and on social media. These counterfeits are inferior in quality to the genuine Group products and may pose safety risks to consumers. Consumers of the Group’s brands could confuse the Group’s products with these counterfeit products, purchasing the counterfeit products in error instead of the genuine Group products. The consumption of inferior quality products, which consumers believe to be genuine (and, in some instances, may cause consumer safety issues) could also damage the reputation of the Group and its brands and lead to a reduction in market share with affected consumers choosing in the future to buy competitors’ brands instead.

Damage to the Group’s reputation or loss of consumer confidence in the Group’s products for these or any other reasons could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition, as well as require resources to rebuild the Group’s reputation.

Failure to respond effectively to the challenges raised by climate change and other sustainability matters may have a material adverse effect on the Group’s business and results of operations

Concern over climate change has increased the focus on the sustainability of practices and products in the market and may result in new or additional legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Areas of focus relevant to the Group’s business include, among others, responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging, and the use of certain materials, such as palm oil where the sourcing or environmental impact of the material can attract scrutiny. If new or additional legal and regulatory requirements relating to sustainability matters are more stringent than the Group’s current legal and regulatory obligations and/or the Group’s existing practices and procedures are inadequate to meet these requirements, this may require the Group to revise its operations and supply chain management, including, for example, by collecting used products, packaging or other materials from consumers and reintroducing them to the Group’s manufacturing cycle. There may also be financial impacts as governments implement taxation such as extended producer responsibility taxes or carbon taxes to help to recover the cost of managing plastic waste and the impacts of climate change. These developments may result in increased costs and disruption to the Group’s operations, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition.

The Group’s reputation is also affected by its perceived sustainability credentials and its ability to meet its sustainability goals. There is increased public attention, including by non-governmental organisations, investors, customers, consumers, the Group’s employees and other stakeholders, on climate change and other sustainability matters. Despite the Group’s sustainability efforts, any failure or perceived failure to achieve its sustainability goals, including, among others, to reduce scope 1 and 2 emissions by 100 per cent. by 2030 (versus its 2020 baseline) and to make all product packaging recyclable or reusable by 2030 (versus its 2020 baseline and quality, safety and regulations permitting), or the perception (whether or not valid) that the Group has failed to act responsibly with respect to such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change, could result in adverse publicity and/or litigation which could materially and adversely affect the Group’s business and reputation. This could result in product delistings with customers or loss of preference with consumers, investors, employees or other stakeholders, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition.

The Group is dependent on shifts in the wider industry to meet some of its sustainability goals and there is a risk that the Group will not meet its goals if those shifts do not take place. In order to reduce its scope 3 carbon footprint, the Group depends on shifts in the energy grid away from fossil fuels and towards renewable sources in the areas the Group sources from and sells its products. The Group’s transition to more sustainable packaging formats and circular business models is dependent on, among other things: the supply of recycled content or alternative non-virgin petroleum-based plastic materials; regulatory approval for use of alternative materials; the availability of new packaging technologies; and improvements in recycling infrastructure. In order to meet its sustainable sourcing goals, the Group also depends on the availability of sustainably sourced commodities at a reasonable cost. Adverse developments in respect of such dependencies may result in the Group failing to meet its sustainability goals and could lead to a material adverse effect on the Group’s reputation which, in turn, could materially and adversely affect its business, results of operations, cash flows and financial condition.

The Group may not be successful in obtaining, maintaining and enforcing sufficient intellectual property rights to protect its business, or in avoiding claims that the Group infringes on the intellectual property rights of others

The Group relies on various types of intellectual property rights such as trade marks, patents, copyrights and designs, whether registered or unregistered, as well as unpatented proprietary knowledge and trade secrets, to protect its business. However, these rights do not afford complete protection against third parties’ claims and infringements. For example, trade marks, patents, copyrights and designs are territorial; thus, the Group’s business can only claim optimal intellectual property protection in jurisdictions where the Group has obtained trade mark, patent, design and copyright registrations, or has obtained licences to use third-party trade marks, patents, copyrights or registered designs. While intellectual property laws are fairly harmonised around the world, certain countries’ laws may not protect the Group’s intellectual property rights to the same extent as afforded in the UK and the USA. Additionally, there can be no assurance that third parties will not independently develop knowledge and trade secrets that are similar to the Group’s, or develop products or brands that compete effectively with the Group’s products and brands without infringing, misusing or otherwise violating any of the Group’s intellectual property rights.

We cannot be certain that any of the Group’s registered (granted or pending) or unregistered trade marks, patents, copyrights, or designs will provide the Group with sufficient protection from competitors, or that any intellectual property rights which the Group does hold will not be invalidated, circumvented or challenged in the future. In the event of such a challenge, the Group could incur significant costs to defend its intellectual property rights, even if it is ultimately successful. Additionally, there is a risk that the Group will not be able to obtain and perfect or, where appropriate, obtain licences for the intellectual property rights necessary to support new product introductions and product innovations. Additionally, the Group has licenced, and may licence in the future, trade marks, patents, trade secrets and other intellectual property rights to third parties. While the Group attempts to ensure that its intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect the Group’s rights or the value of its intellectual property rights.

The Group also uses intellectual property rights in-licenced from licensors. The Group’s licences to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which the Group may wish to develop or commercialise its products in the future and may restrict its rights to offer certain products in certain markets, including through non-compete provisions, or impose other obligations on the Group in exchange for its rights to the licenced intellectual property. In addition, the Group may not have full control over the maintenance, protection, enforcement or use of the intellectual property rights in-licenced from licensors, and therefore the Group may be reliant on the licensors to conduct such activities.

Disputes may arise between the Group and its licensors regarding the scope of rights or obligations under the relevant intellectual property licence agreements, including the scope of the Group’s rights to use the licenced intellectual property, the Group’s rights with respect to third parties, the Group’s and its licensors’ obligations with respect to the maintenance and protection of the licenced intellectual property, financial obligations of the Group to the licensor, and other interpretation-related issues. The agreements under which the Group licences intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of the Group’s rights to the intellectual property being licenced, or increase what we believe to be its financial or other obligations under the relevant agreement. Termination of or disputes over such licences could result in the loss of significant rights.

Third parties may copy or otherwise obtain and misuse the Group’s proprietary knowledge, trade secrets, trade marks, patents, designs or copyrights, or infringe or otherwise violate the Group’s intellectual property rights. For example, the Group’s brands are well-established in the market and have attracted trade mark and patent infringers in the past. Additionally, the Group may not be able to prevent current and former employees, contractors and other parties from misappropriating the Group’s confidential and proprietary knowledge.

Infringement, misuse or other violation of any of the Group’s intellectual property rights may dilute or diminish the value and goodwill of its brands and products in the marketplace, which could materially and adversely affect the Group’s results of operations and make it more difficult for the Group to maintain a strong market position.

While the Group protects its intellectual property rights, including through litigation, where necessary, it cannot economically prevent all infringements, misuses or other violations, and any litigation could be protracted and costly and could have a material adverse effect on the Group’s business and results of operations regardless of its outcome.

The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues

Failure to comply with good manufacturing or good distribution practices and regulations, as well as other regulations in relation to product quality, throughout the Group’s in-house and contract manufacturing supply and distribution chains could lead to product supply interruptions, product recalls or withdrawals, litigation and/ or regulatory enforcement action and fines from regulators, such as the FDA, EMA and NMPA, despite employee training, promotion of a health and safety culture, and control measures and systems being in place that are designed to ensure that the safety and quality of the Group’s products is maintained. By way of example, raw materials which the Group sources for production may become contaminated through the supply chain and other product defects may occur due to human error or equipment failure, among other things. Additionally, products may be contaminated or tampered with during distribution or at stores. The Group is increasingly using new technology to enhance the manufacture and testing of its products, such as the deployment of new electronic documentation systems and advanced laboratory information management tools. Such technology is inherently susceptible to the threat of cyberattacks which pose an ongoing risk to the integrity of product quality data and its audit trail. The Group also continues to be reliant on third parties and is continuing to undertake a global network rationalisation programme to reduce the number of manufacturing sites it uses, both of which are factors that may increase the risks to safe and timely supply of products.

Product recalls or withdrawals arising as a result of real or perceived product quality or other product related issues, whether initiated on a voluntary basis or otherwise, can result in a range of adverse consequences to the Group, including lost sales, the requirement to hold increased inventories of substitute products, damaged relationships with regulators, loss of market share to competitors, adverse publicity and reputational harm, in addition to the direct costs of implementing any recall. Furthermore, such product quality or other product related issues also expose the Group to a significant risk of litigation, particularly product liability claims, and regulatory action (see “—Risks relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects” below).

Failure by the Group to manufacture its products in accordance with good manufacturing practices could have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition. In addition, if any of the Group’s competitors or customers supply faulty or contaminated products to the market, the Group’s industry could be negatively impacted, which in turn could have material adverse effects on the Group’s business.

A cyber-security incident, data breach or a failure of a key information technology system could materially and adversely impact the Group’s business

The Group relies extensively on information technology systems (“IT Systems”), including some which are managed, hosted, provided and/or used by third parties, including cloud-based service providers, and their vendors, in order to conduct its business.

Although the Group has a broad array of information security measures in place, the Group’s IT Systems, including those of third-party service providers with whom it has contracted, have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyber-attacks.

Cyber-attacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups, individuals and nation states with a wide range of expertise and motives. Such cyber-attacks and cyber incidents can take many forms, including cyber extortion, social engineering, password theft or introduction of viruses or malware, such as ransomware through phishing emails. For example, the Group experienced an increase in cyber-attacks and other cyber incidents in the months before Russia’s invasion of Ukraine, and there is a heightened risk of further cyber-attacks, including from state actors (see “—Risks Applicable to the Group relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine” below). While the Group has implemented systems, monitoring and training to prevent cyber-attacks and other cyber-incidents from being successful, the Group cannot guarantee that its security efforts will protect against breaches or breakdowns of its, or its third-party service providers’, IT Systems since the techniques used in these attacks change frequently and may be difficult to detect for periods of time, and so such cyber-attacks may from time to time succeed. In addition, the Group cannot guarantee that it or its third-party service providers’ response to any such incidents will fully remedy the extent of the damage caused by these incidents. Although the Group has policies and procedures in place to ensure that all personal information collected by it or its third-party service providers is securely maintained, data breaches due to human error or intentional or unintentional conduct may still occur in future.

Furthermore, the Group periodically upgrades its IT Systems or adopts new technologies. If such an upgrade or new technology does not function as designed, does not go as planned or increases the Group’s exposure to a cyber-attack or cyber incident, it may adversely impact the Group’s business, including its ability to ship products to customers, issue invoices and process payments or order raw and packaging materials. If the Group were to suffer a significant loss or disclosure of confidential business or stakeholder information as a result of a breach of its IT Systems, including those of third-party service providers with whom it has contracted, or otherwise, the Group may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

While the Group has disaster recovery and business continuity plans in place, if its IT Systems were damaged, breached or were to cease to function properly for any reason, including the poor performance of, failure of or cyber-attack on, third-party service providers, catastrophic events, power outages, cyber-security breaches, network outages, failed upgrades or other similar events and if the disaster recovery and business continuity plans do not effectively resolve such issues on a timely basis, the Group may suffer interruptions in its ability to manage or conduct business as well as reputational harm, and may be subject to governmental investigations and litigation, any of which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

The Group relies on third parties in many aspects of its business and ineffective management of these relationships could increase the Group’s financial, legal, reputational and operational risk

Due to the scale and scope of the Group’s business, the Group relies on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for route to market and for certain functions (including the outsourcing of certain back office and consumer relations services). If the Group is unable to effectively manage and maintain its third-party relationships and the agreements under which the Group’s third-party partners operate, its results of operations could be adversely impacted.

For example, in China, part of the Group’s business is conducted through Sino-American Tianjin Smith Kline & French Laboratories Ltd., which is a joint venture between GlaxoSmithKline Consumer Healthcare (Overseas) Limited, the Tianjin Pharmaceutical Group and the Tianjin Zhongxin Pharmaceutical Group (the “TSK&F Joint

Venture”), pursuant to a joint venture agreement which is due to expire in September 2024. If the Group does not renew these arrangements or implement alternative measures, in either case on acceptable terms, then the continuity and development of part of its operations and route to market in China, as well as its business, results of operations and cash flows in that market, may be adversely affected.

Failure of third parties to meet their obligations to the Group or substantial disruptions in the relationships between the Group and third parties could adversely impact the Group’s operations and financial results. Additionally, while the Group has policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, and compliance with laws, regulations and Group policies and practices than is available for the Group’s own operations and compliance, thereby potentially increasing the Group’s financial, reputational, operational and legal risk, including in respect of health and safety, environmental, social and governance issues, modern slavery, anti-bribery and corruption.

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns, the ultimate impact of which is outside the Group’s control and which may materially and adversely affect the Group’s operations, cash flows and financial condition

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns, including the COVID-19 pandemic. A pandemic, epidemic or similar widespread health concern could have, and COVID-19 has had and will continue to have, a variety of impacts on the Group’s business, results of operations, cash flows and financial condition, including:

•	the Group’s ability to continue to maintain and support the health, safety and well-being of the Group’s employees, including key employees;

•

volatility in the demand for and availability of the Group’s products, which may be caused by the temporary inability of the Group’s consumers to purchase the Group’s products due to illness, financial hardship, quarantine, government actions mandating the closure of the Group’s distributors or retailers or imposing travel or movement restrictions, shifts in demand and consumption away from more discretionary or higher priced products to lower-priced products, or pantry-loading activity;

•	increases in demand for certain of the Group’s products requiring the Group to increase its production capacity or acquire additional capacity at an additional cost and expense;

•	decreases in demand and sales for certain of the Group’s key products such as Theraflu and Robitussin due to a particularly weaker cold and flu season;

•

changes in regulatory policy, including restrictions on sales of certain products. For example, amid the COVID-19 pandemic, in certain countries specific restrictions were introduced on the sale of cough and cold medicines in an attempt to prevent patients from self-medicating against COVID-19 at home. In China, in early 2020, certain local authorities introduced temporary restrictions on the sale of such medicines, which limited sales of Contac (nasal decongestant tablets that also relieve pain and reduce fever) and Fenbid (ibuprofen-based relief medicine) by the Group in 2020, adversely affecting the Group’s revenue in Asia Pacific (“APAC”) in FY 2020. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Regulation;”

•

changes in purchasing patterns of the Group’s consumers, including the frequency of in-store visits by consumers to retailers and dental and skin health professionals and a shift to purchasing the Group’s products online from e-commerce retailers;

•

disruptions to the Group’s global supply chain (including the closure of manufacturing and distribution facilities) due to, among other things, the availability of raw and packaging materials or manufacturing components; a decrease in the Group’s workforce or in the efficiency of such workforce, including as a result of illness, travel restrictions, absenteeism or governmental regulations and transportation and logistics challenges, including as a result of port and border closures and other governmental restrictions or reduced shipping capacity;

•

failure of third parties on which the Group relies, including the Group’s retailers, suppliers, contract manufacturers, logistics providers, customers, commercial banks, joint venture partners and external business partners, to meet their obligations to the Group, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties;

•

significant changes in the economic and political conditions of the markets in which the Group operates, which could restrict and have restricted the Group’s employees’ ability to work and travel, could mandate and have mandated or caused the closure of certain distributors or retailers, the Group’s offices, shared business service centres and/or operating and manufacturing facilities, or otherwise could prevent and have prevented the Group as well as the Group’s third-party partners, suppliers or customers from sufficiently staffing operations, including operations necessary for the manufacture, distribution, sale and support of the Group’s products;

•	disruptions and volatility in the global capital markets, which may increase the cost of capital and/or adversely impact the Group’s access to capital; and/or

•	volatility in foreign exchange rates and in raw and packaging materials and logistics costs.

Despite the Group’s efforts to manage these impacts, their ultimate impact also depends on factors beyond the Group’s knowledge or control, including the duration, severity and geographic scope of an outbreak, such as COVID-19, the availability, widespread distribution and use of safe and effective vaccines and the actions taken to contain its spread and mitigate its public health and economic effects.

The implementation of complex strategic, operational and/or change initiatives gives rise to significant execution risks, which may affect the operational capacity of the Group and may materially and adversely impact the Group if these initiatives fail to meet their objectives

The Group has undertaken a number of, and may from time to time commence, strategic, operational and/or change initiatives. For example, the Group has previously implemented strategic initiatives to effectively integrate the Novartis International A.G. (“Novartis”) and Pfizer consumer healthcare businesses and execute a targeted programme of non-core asset divestments. There may be financial, operational, regulatory, customer and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives, which could place strain on the operational capacity of the Group. The scale and nature of the programmes and management challenges may cause disruption to resourcing through heightened uncertainty, increased workloads and short-term resource stretch, which, in turn, could result in the disruption of business as usual activities. Implementing further strategic, operational and/or change initiatives may amplify these risks.

Any disruption caused by, or failure to successfully implement any such initiatives could have a material adverse effect on the Group’s ordinary course business and, consequently, its financial condition, results of operations and prospects, or otherwise harm the Group’s reputation.

The Group’s business is affected by seasonality, which could have a negative impact on the Group’s financial condition

Portions of the Group’s business are seasonal. This is driven by seasonal demand for certain products, including its cough, cold and flu, allergy and decongestant products, such as Theraflu and Robitussin. In respect of such products, if the seasonal effects which help to deliver performance are negatively impacted, including due to unfavourable economic conditions, this could have a material adverse effect on the Group’s financial condition and results of operations for the entire year. Government measures imposed in response to COVID-19, such as lockdowns and social distancing restrictions, have tempered the usual seasonal spikes in the incidence of flu and cold, thus reducing demand for the Group’s cold and flu product lines during FY 2021. Because of quarterly fluctuations caused by these and other factors, comparisons of the Group’s operating results across different fiscal quarters may not be accurate indicators of the Group’s future performance.

The Group may not successfully acquire and integrate other businesses, licence rights to technologies or products, form and manage alliances, or divest businesses

The Group may decide in the future to pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures as part of its business strategy. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, the Group may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realising the expected benefits of such transactions.

Even if the Group is successful in completing an acquisition, the products, intellectual property and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. The Group may be unable to integrate acquisitions successfully into its existing business, and the Group may be unable to achieve expected operating margin improvements, synergies or efficiencies. The Group could also incur or assume significant debt and unknown or contingent liabilities in connection with acquisitions. The Group’s reported operating results could be negatively affected by acquisition or disposition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licences or other alliances, including claims from terminated employees, customers or third parties, and the Group may be liable for future or existing litigation and claims related to the acquired business, disposition, licence or other alliance because either the Group is not indemnified for such claims or the scope or availability of indemnification is limited. These effects could cause the Group to incur significant expenses and could materially and adversely affect the Group’s business, results of operations and financial condition.

The Group’s leverage and debt service obligations could materially and adversely affect its business, financial condition or results of operations

Prior to the date of this prospectus, the Group has incurred financial indebtedness in order to fund the Pre-Demerger Dividend (as defined below). As a result, the Group has higher leverage levels than are reflected in the Group’s longer-term strategy and has significant debt service obligations. The Group’s longer-term strategy to improve its financial risk profile, including by reducing levels of indebtedness, may not be successful.

As at 18 July 2022, the Group had the following financial indebtedness outstanding:

•

£300,000,000 2.875 per cent. notes due 29 October 2028 and £400,000,000 3.375 per cent. notes due 29 March 2038, each issued by the UK Issuer pursuant to a £10,000,000,000 Euro Medium Term Note Programme (the “Programme”);

•

€850,000,000 1.250 per cent. notes due 29 March 2026, €750,000,000 1.750 per cent. notes due 29 March 2030 and €750,000,000 2.125 per cent. notes due 29 March 2034, each issued by GSK Consumer Healthcare Capital NL B.V. pursuant to the Programme;

•	the US Issuer Old Notes;

•	the UK Issuer Old Notes;

•

£1,493,861,751 under the Term Loan Facility (as defined below) (noting the Term Loan Facility drawn prior to the date of the Pre-Demerger Dividend) (for a description of subsequent repayments by the Group of outstanding amounts under the Term Loan Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness—Term Loan Facility”); and

•

£nil and $nil of RCF Loans (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness—Revolving Credit Facilities”).

See “Business—The Demerger and Further Preparatory Steps—Pre-Separation dividends” for a description of the amounts (including the Pre-Demerger Dividend) that were distributed out of the Group, with no recourse, to GSK and Pfizer in connection with the Demerger.

The degree to which the Group is leveraged could have important consequences to the Group’s business, including, but not limited to:

•	increasing the Group’s vulnerability to, and reducing its flexibility to respond to, a downturn in the Group’s business or general adverse economic and industry conditions;

•	limiting the Group’s ability to obtain additional financing in the longer term;

•

requiring the dedication of a substantial portion of the Group’s cash flow from operations to the payment of interest on the Group’s indebtedness and the repayment of principal, thereby reducing the availability of such cash flow to fund capital expenditures, dividends, joint ventures, acquisitions or other general corporate purposes;

•	increasing the cost of future borrowings for the Group;

•

a downgrade in the Group’s credit rating, which may, in turn, increase the cost of the Group’s financing arrangements and make it difficult for the Group to access financing on commercially acceptable terms or at all;

•	limiting the Group’s flexibility in planning for, or reacting to, changes in the Group’s business and the competitive environment and the industry in which it operates; and

•	placing the Group at a competitive disadvantage as compared to some of its competitors, to the extent that they are not as highly leveraged.

Any of these or other consequences or events could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, the Group may incur substantial additional indebtedness in the future. In accordance with the terms and conditions of the Programme, the EMTN Issuers have capacity to issue up to £10,000,000,000 in principal amount of notes (inclusive of the Pre-Separation Programme Notes that have already been issued) which could further increase the Group’s leverage and financial indebtedness. In addition, the Group’s Revolving Credit Facilities make available £1,000,000,000 and $1,400,000,000 of commitments to provide RCF Loans which remain undrawn as at 31 August 2022. The covenants in existing financing instruments do not fully prohibit Haleon or its subsidiaries from incurring more indebtedness. If new debt is added to the Group’s debt levels, the risks that it faces could intensify. The incurrence of additional indebtedness would increase the leverage-related risks described herein and would increase the risk of a downgrade in the Group’s credit rating.

The Group’s business and results of operations are affected by fluctuations in interest rates

The Group is subject to risk from financial instruments that bear interest at floating rates, including the Old Callable Floating Rate Notes and borrowings under the Group’s bank financing facilities (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness” below). Further, the Group is expecting to incur financial indebtedness that bears interest at floating rates under the Callable Floating Rate Notes. These interest rates could rise significantly in the future, thereby increasing the Group’s interest expenses associated with these obligations and reducing cash flow available for other purposes.

The Group expects to hedge a portion of the interest rates on its financial instruments with the aim of achieving an appropriate balance of fixed-rate and floating-rate exposures. However, it may not be able to enter into, replace or extend such hedges on terms that are acceptable to the Group, or at all, and either the Group’s overall strategy or any individual hedge may not be fully effective, which would expose the Group to interest rate risk.

Goodwill and indefinite-life intangible assets are a material component of the Group’s balance sheet and impairments of these assets could have a significant impact on its results

The Group has recorded a significant amount of goodwill and indefinite-life intangible assets, representing £28 billion as of 30 June 2022, on its balance sheet. The Group tests the carrying values of goodwill and indefinite-life intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. While we have concluded that the Group’s goodwill and indefinite-life intangible assets are not impaired, future events could cause us to conclude that the goodwill associated with a given segment, or one of the Group’s indefinite-life intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on the Group’s results of operations and financial condition.

Risks Relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation

The Group’s business is subject to legal and regulatory risks in all the markets in which it operates, which may have a material adverse effect on the Group’s business operations and financial condition

The Group’s business is subject to extensive legal and regulatory requirements in all the markets in which it operates. Such legal and regulatory requirements apply to most aspects of the Group’s products, including their development, ingredients, formulation, manufacture, packaging content, labelling, storage, transportation, distribution, export, import, advertising, promotion beyond therapeutic indications, sale and environmental impact. Many different governmental and regulatory authorities in the Group’s markets regulate and have jurisdiction over different aspects of the Group’s business activities. In addition, the Group’s selling practices are regulated by competition law authorities in the UK, as well as in the EU, the USA and other markets.

For example, in China, where the Group has significant sales and operations, governmental authorities introduced changes in regulations relating to registrations of all generic medicines (including OTC products) and recently introduced changes for oral health products. These affect both new and existing products and impose increased data submission requirements for products the Group markets in China. There is a risk that commercialisation of certain products of the Group may be restricted in China if the Group is unable to comply with these regulatory changes on the required timetable.

New or more stringent legal or regulatory requirements, or more restrictive interpretations of existing requirements, could materially and adversely impact the Group’s business, results of operations and financial condition. For example, regulators have decided, and might decide in the future, that certain products of the Group should be prescription only or otherwise reclassified, resulting in new regulations and laws, including in respect of claims, becoming applicable to such products.

Because of the Group’s extensive international operations, the Group could be materially and adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, and other laws that prohibit commercial bribery. Additionally, in certain jurisdictions, the Group’s engagement with healthcare professionals and other external leaders is subject to applicable restrictions. While the Group’s policies mandate compliance with such laws, the Group cannot provide assurance that the Group’s internal control policies and procedures will always protect the Group from reckless or criminal acts committed by its employees, joint venture partners or agents. Similarly, due to the Group’s international operations, the Group could also be materially and adversely affected by any violations of international sanctions laws, which continue to evolve in response to geopolitical events (see also see “—The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine” below). Violations of these laws, or allegations of such violations, could disrupt the Group’s business and materially and adversely affect its reputation and the Group’s business, prospects, results of operations and financial condition.

While it is the Group’s policy to comply with all legal and regulatory requirements applicable to the Group’s business, there can be no guarantee that the Group will always achieve full compliance and a finding that the Group is in violation of, or out of compliance with, applicable laws or regulations could subject the Group to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could materially and adversely affect the Group’s business, results of operations and financial condition. Even if a claim is unsuccessful, is without merit or is not fully pursued, the cost of responding to such a claim, including management time and out-of-pocket expenses, and the negative publicity surrounding such assertions regarding the Group’s products, processes or business practices could materially and adversely affect the Group’s reputation, brand image and the Group’s business, prospects, results of operations and financial condition.

The Group faces risks relating to the regulation and perception of the ingredients it uses in its products, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations

Regulatory bodies and consumer groups may, from time to time, request or conduct reviews of the use of certain ingredients that are used in manufacturing the Group’s products, the results of which may have a material adverse effect on the Group’s business as the Group may need to reformulate its products. For example, certain materials in consumer products are under scrutiny in the EU, such as Titanium Dioxide, Synthetic Amorphous Silica and the potential in medicines for Nitrosamine formation in medicines. If the result of such reviews is an inability to use or restrictions on the use of certain ingredients and/or any requirement for remedial action, the Group may incur significant additional costs and/or need to invest substantial resources to make formulation adjustments to its products. Additionally, the Group may be adversely affected by the findings and any remedial actions resulting from the EU’s ongoing investigations into the impact of pharmaceuticals in the environment, such as the levels of diclofenac measured in water in the EU.

While the Group monitors and seeks to respond to and address the impact of any emerging regulatory and legislative developments, new or more stringent ingredient legislation could have a negative impact on the Group’s business, undermine the Group’s reputation and goodwill and affect consumer demand or trade customer demand for products containing such ingredients. If the Group voluntarily removes, or is required to remove, certain ingredients from its products, it may not be able to develop an alternative formulation, successfully modify its existing products or obtain necessary regulatory approvals on a timely basis, or at all, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations.

The Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures, each of which may materially and adversely affect the Group’s business, financial condition, results of operations and prospects

Uncertainty, fluctuations or negative trends in the international economic climate have had and could continue to have a material adverse effect on the Group’s business and profitability. There will be market fluctuations and economic factors that will be beyond the Group’s control, but that will have the potential to materially and adversely affect its business, revenue, financial condition and operating results.

Such factors include: (i) inflation or deflation; (ii) changes in government, fiscal and monetary policies; (iii) changes in the financial standing of the Group’s customers, suppliers and consumers, including levels of employment, real disposable income, salaries and wage rates; (iv) consumer confidence and consumer perception of economic conditions; (v) retailers’ perception of consumer spending habits; (vi) technological change; (vii) exposure to possibly adverse governmental or regulatory actions in countries where the Group operates or conducts business; (viii) levels of volatility in global markets; (ix) exposure to the effects of economic sanctions or other restrictive economic measures as a result of the Group’s global presence; and (x) any change or development in global, national or regional economic and political conditions.

For example, the Group is exposed to inflationary pressures and commodity prices, which generally effect the Group through their impact on payroll and supply costs (including freight). Inflationary pressures in FY 2021 increased the Group’s commodity, freight and payroll costs, which had an adverse impact on the Group’s operating profit and operating profit margin. Whilst the Group may increase product prices in order to mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way, and so the Group may remain subject to market risk with respect to inflationary pressures and increases in commodity prices. In addition, the Group’s initiatives to offset headwinds from inflation in input prices and commodities, including forward buying, value engineering and alternative supply arrangements, may not be sufficient to mitigate these risks.

Whilst the Group’s diversified geographic presence, product offering and consumer profile may help to mitigate its exposure to risks that are localised or product- or consumer group-specific, there can be no assurance that these risks would arise in such a way. The occurrence of any of these risks could materially and adversely affect the business, revenue, financial condition and operating results of the Group.

Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects

The Group is, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations.

These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions.

For example, in the USA, the Group is a defendant in ongoing proton pump inhibitor (“PPI”) litigation, in which plaintiffs have alleged that their use of PPIs caused serious bodily injuries. The Group has filed motions to dismiss several hundred cases, but the court has not yet ruled on those motions. In addition, certain members of the GSK Group and the Pfizer Group are party to proceedings relating to the detection of N-Nitroso-dimethylamine in Zantac (ranitidine) products. Pursuant to the Pfizer SAPA, the Group is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities” (each as defined in the Pfizer SAPA), and the Pfizer Group and GSK Group have each served the Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac (see “—The Group has indemnification obligations in favour of the GSK

Group and the Pfizer Group, which could be significant and have a material adverse effect on the financial condition, results of operations and/or prospects of the Group” below) Haleon has also notified the GSK Group and the Pfizer Group that it rejects their requests for indemnification on the basis that the scope of the indemnities set out in the Pfizer SAPA only covers their consumer healthcare businesses as conducted when the JV was formed in 2018. At that time, neither the GSK Group nor the Pfizer Group marketed OTC Zantac in the US or Canada. Further, in 2013, GlaxoSmithKline Consumer Healthcare GmbH & Co. KG and other members of a German trade mark association were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. Following the fine, the Group has become party to several civil proceedings in Germany for follow-on damages. An adverse outcome in such proceedings (or any other related proceedings) may have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

Although the Group has developed and implemented a set of standards, controls, and policies and procedures that are highly tailored to the specific requirements of the Group and the regulatory regimes of the jurisdictions in which it operates, there is no guarantee that those standards, controls, and policies and procedures will totally shield the Group from liability, and the Group remains exposed to the risk of potential civil and/or criminal actions leading to damages, fines and sanctions. For example, the risk of consumer fraud class actions, competitor, regulatory and governmental challenges to product and marketing claims, and product liability lawsuits remains significant. Governmental agencies such as the Federal Trade Commission (“FTC”) are very active in oversight of consumer products as they seek to prevent consumer fraud. The FTC may have changing enforcement priorities in this area, for example, the use of expert endorsements/testimonials, COVID-19-related marketing claims, all-natural marketing claims and environmental marketing claims. Consumer fraud actions, and competitor, regulatory and governmental challenges to product and marketing claims, and class action lawsuits affecting the Group have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition.

Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects At 30 June 2022, the Group had £14 million of provisions for legal disputes and matters, including amounts relating to legal and administrative proceedings, which are included within “Other provisions” as set out in the Interim Financial Statements.

The Group faces risks associated with significant international operations, which could negatively impact the Group’s business

The Group operates on a global basis with 96.6 per cent. of the Group’s revenue in FY 2021 originating in markets outside the United Kingdom. While geographic diversity helps to reduce the Group’s exposure to risks in any one country or part of the world, it also means that the Group faces risks associated with significant international operations, including, but not limited to:

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changes in exchange rates for foreign currencies (as set out in more detail at “—The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects” below);

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exchange controls, export controls, economic sanctions and other limits on the Group’s ability to import or export raw materials or finished products, including as a result of the COVID-19 pandemic, or to repatriate earnings from overseas;

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political or economic instability, geopolitical events (such as Russia’s invasion of Ukraine), environmental events, widespread health emergencies, such as the COVID-19 pandemic or other pandemics or epidemics, natural disasters or social or labour unrest;

•	rising geopolitical trade tensions in the Group’s key markets, such as between the USA, Western Europe and China;

•	changing macroeconomic conditions in the Group’s markets;

•	lack of well-established, reliable and/or impartial legal systems in certain countries where the Group operates and difficulties in enforcing contractual, intellectual property or other legal rights;

•	foreign ownership and investment restrictions and the potential for nationalisation or expropriation of property or other resources;

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changes to trade policies and agreements and other foreign or domestic legal and regulatory requirements, including those resulting in potentially adverse tax consequences or the imposition of and/or the increase in onerous trade restrictions, tariffs and/or price controls (including requirements to exclusively utilise local manufacturing); and

•	changes to labour laws, travel or immigration restrictions, including as a result of the COVID-19 pandemic or other pandemics or epidemics.

Any or all of the foregoing risks could have a significant impact on the Group’s ability to sell its products on a competitive basis in international markets and may materially and adversely affect its business, prospects, results of operations and financial condition. In addition, a number of these risks may adversely impact consumer confidence and consumption, which could reduce sales volumes of the Group’s products or result in a shift in its product mix from higher margin to lower margin product offerings.

Volatility in material and other costs could materially and adversely impact the Group’s profitability

Increases in the costs of and/or a reduction in the availability of materials, including active pharmaceutical ingredients and excipients and raw and packaging material commodities, as well as labour, energy, logistics and other necessary services, such as those seen during the COVID-19 pandemic, may adversely affect the Group’s profit margins. If material and other cost increases continue in the future and the Group is unable to pass along such higher costs in the form of price increases, achieve cost efficiencies, such as in manufacturing and distribution, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the potential use of commodity hedging contracts, the Group’s business, results of operations and financial condition could be materially and adversely impacted. In addition, even if the Group were able to increase the prices of its products in response to material and other cost increases, the Group may not be able to sustain the price increases. Also, sustained price increases may lead to declines in sales volumes as competitors may not adjust their prices or consumers may decide not to pay higher prices, which could lead to sales declines and loss of market share and could materially and adversely affect the Group’s business, results of operations and financial condition.

The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine

The Group is monitoring the effects of Russia’s invasion of Ukraine, with the board of directors of Haleon overseeing and monitoring key risks. The Group’s operations and presence in Russia and Ukraine is limited and these markets accounted for less than 3 per cent. of each of the Group’s revenue and Adjusted operating profit in FY 2021 and H1 2022.

However, the broader economic consequences of the invasion are currently difficult to predict, and geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global markets and the global geopolitical and economic environment, which could in turn adversely impact the Group’s business and/or the trading prices of its securities. Specifically, the Group faces the following risks:

•	The Group’s business includes employees based in Russia and Ukraine and revenue deriving from sales in Russia and Ukraine. The situation remains highly uncertain and the Group is actively monitoring the situation, the risks to its employees and the significant risk of disruption to its operations, including in relation to the importation and distribution of its products, in Russia and Ukraine and other countries in the region.

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The Group generates revenue from sales of its products in Russia in the Russian Ruble, while significant costs (notably, manufacturing and supply chain costs) associated with those products are denominated in other currencies, such as Euro and US Dollar. The international response to the invasion, including the imposition of international sanctions against Russia, has had a significant adverse effect on the value of the Russian Ruble, which has reduced the Group’s revenue from its operations in Russia without a corresponding reduction in costs, and the Group may not be able to offset the devaluation of the Russian Ruble through increased prices of its products. In addition, the imposition of exchange controls may limit the Group’s ability to repatriate profits from its operations in Russia.

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The Group’s customers in Russia and Ukraine have been significantly negatively affected by the factors described above, which exposes the Group to increased counterparty risk in relation to these customers and receivables from these customers.

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Given the Group’s international presence, it is subject to various global sanctions regimes, and similar laws, regulations or orders imposed in response to the invasion, many of which are evolving rapidly. The Group is monitoring changes to applicable global sanctions regimes to ensure it remains in compliance with its obligations, as any failure to comply with the evolving sanctions could present legal and reputational risks, which could, in turn, have a material adverse effect on the Group’s business. In addition, there is a risk that Russia’s response to the global sanctions regime, as well as additional international sanctions against Russia, creates regulatory uncertainty and presents further compliance challenges for the Group’s operations, which will increase compliance costs and make it difficult to continue operations in Russia.

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There may be certain reputational risks associated with the Group’s continued presence in the Russian market. Negative publicity surrounding the Group’s continued presence and/or supply of products to the general public in Russia could damage the Group’s brands and its reputation, lead to boycotts of its products outside of Russia and/or have consequences on the continuation of operations and/or sales in Russia, including a determination by the Group to discontinue all sales in Russia.

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As of the date of this prospectus, the Russian government has indicated it has drawn up plans to seize the assets of western companies leaving Russia. While the scope of such measures is not presently clear, if the Group ceased its activities and/or suspended its operations in Russia and did not resume its presence in Russia within a certain period of time, there is a risk the Russian government could (i) nationalise the Group’s assets located in Russia, (ii) allow the Group’s patents and trade marks to be used within Russia without the Group’s consent and/or (iii) introduce restrictions on, or impose unfavourable terms in respect of, payments made from Russia or relating to assets in Russia.

In addition to the specific implications for the Group’s operations in Russia and Ukraine, the Group may be affected by broader impacts on the global geopolitical and economic environment, including (but not limited to) changes in commodity, freight, logistics and input costs.

The situation remains highly uncertain and there may be additional risks to the Group arising out of or relating to the Russian invasion of Ukraine, and the escalating military conflict in the region, which could also have a material adverse effect on the Group’s business.

Failure to comply with regulation regarding the use of personal data could lead to significant fines and regulatory action against the Group

The Group is subject to regulations in the jurisdictions in which it operates regarding the use of personal data. The Group collects and processes personal data from its consumers, customers, business contacts and employees as part of the operation of its business, and therefore it must comply with data protection and privacy laws. Those laws generally impose certain requirements on the Group in respect of the collection, retention, use and processing of such personal information. Notwithstanding its efforts, the Group is exposed to the risk that this data could be wrongfully appropriated, lost, disclosed, retained, stolen or processed in breach of data protection laws. In addition, increased regulatory restrictions on the use of cookies may materially and adversely affect the Group’s marketing practices as well as the cost efficiency of such strategies. Failure to operate effective data collection controls could potentially lead to regulatory censure, fines, reputational and financial costs.

Regulation (EU) No 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), as amended (the “EU GDPR” or “GDPR”) (and the GDPR as it forms part of retained EU law in the UK, as defined in the EU (Withdrawal) Act 2018) (“UK GDPR”)), as well as the increased data protection regulation in other jurisdictions, such as the Personal Information Protection Law 2021 in China, the Federal Law No. 152-FZ on Personal Data in Russia, and the California Consumer Privacy Act of 2018 in California, USA, introduced the potential for significant new levels of fines for non-compliance based on turnover. The Group will continue to review and develop existing processes to ensure that customer personal data is processed in compliance with applicable requirements, and it may be required to expend significant capital or other resources and/or modify its operations to meet such requirements, any or a combination of which could have a material adverse effect on the Group’s business, financial condition and financial results, or otherwise harm its reputation.

Failure to comply, or the costs of complying, with environmental and health and safety regulations could materially and adversely affect the Group’s operations

The Group is subject to regulation relating to the protection of the environment and health and safety, including regulations governing air emission, effluent discharge, and the use, generation, manufacture, storage, handling and disposal of certain materials. We believe that the Group is in compliance in all material respects with all such laws, rules, regulations and policies applicable to the Group. However, there can be no assurance that the Group will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future. Additionally, failure to manage environmental, health and safety and sustainability risks could lead to significant harm to people, the environment and communities in which the Group operates, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action and damage to the Group’s reputation and could materially and adversely affect the Group’s financial results. Additionally, working conditions in global supply chains are subject to increased scrutiny and growing regulatory and legislative requirements, including for companies to evidence their human rights due diligence assessments.

Failure to comply with such requirements could result in sanctions, including injunctions, fines, civil liability and exclusion from public procurement being imposed on the Group.

In addition, most product, component and raw material supply chains present a number of potential reputational risks relating to: labour standards; health, safety and environmental standards; raw material sourcing; and the social, ethical and environmental performance of third party manufacturers and other suppliers. The Group mandates minimum requirements regarding these issues, in line with international guidelines, for the Group’s own manufacturing sites, third party manufacturers and suppliers. If it is perceived that the Group is not respecting or advancing the economic and social progress and safety of the local communities it works in, the Group’s reputation could be damaged, which could have a negative impact on the Group’s “social licence to operate,” the Group’s ability to secure new resources and labour and the Group’s financial performance.

The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects

As further described at “—The Group faces risks associated with significant international operations, which could negatively impact the Group’s business” above, the Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pounds Sterling (the currency in which it reports its financial results). The most significant foreign currency exposures are to the USD, Euro, Swiss Franc and Chinese Renminbi, including $8,669 million of USD-denominated debt and €2,331 million of Euro denominated debt incurred by the Group as at 30 June 2022. The Group’s operations outside the United Kingdom generated 96.6 per cent. of revenue in FY 2021.

Fluctuations in exchange rates for foreign currencies have reduced and could continue to reduce the Pounds Sterling value of sales, earnings and cash flows the Group receives from markets outside the United Kingdom, increase its supply costs (as measured in Pounds Sterling) in those markets, negatively impact its competitiveness in those markets or otherwise materially and adversely impact its business or financial condition. The Group’s foreign currency exposure will be greater for so long as the leverage levels of the Group are higher than are reflected in the Group’s longer-term strategy, the success of which cannot be guaranteed. The Group aims to manage this risk through hedging where possible and practical; however, there are risks associated with the use of hedging instruments (including derivative financial instruments). While limiting to some degree the Group’s risk from fluctuations in currency exchange, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from variations to such rates. The Group is also exposed to counterparty credit (or repayment) risk in respect of counterparties to hedging contracts.

To the extent any hedging activities of the Group are wholly or partially ineffective, or to the extent a hedging counterparty fails to meet its obligations under any hedging agreement, this could result in losses which could have a material adverse effect on the Group’s business, results of operations and financial condition.

Determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax

The Group has a significant exposure to business operations which are subject to taxation across multiple jurisdictions. The worldwide nature of the Group’s operations means that intellectual property, R&D and manufacturing operations are centred in a number of locations. A consequence of this is that the Group’s cross-border supply routes, which are necessary to ensure supplies of healthcare products into numerous end markets, can be subject to complex tax laws and can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. Additionally, the Group is subject to many different forms of taxation within any given jurisdiction in which it operates (including, but not limited to, corporate income taxes, capital gains taxes on direct or indirect transfers of ownership, stamp duty and similar transfer taxes, value added taxes, property taxes and social security and other payroll taxes) and many tax regimes—domestically as well as cross-border—are increasingly complex (such that the proper interpretation and application of tax laws is not always clear). This means that the Group may be subject to domestic and cross-border tax authority disputes (potentially including disputes between tax authorities), including with respect to the actions taken, or to be taken, in connection with Separation, which could result in the payment of additional amounts of tax. Such potential disputes and the resulting payment obligations could have a material adverse effect on the Group’s business, results of operations and financial condition.

At 30 June 2022, the Group had recognised provisions of £175 million in respect of uncertain tax positions.

If Haleon loses its foreign private issuer status in the future, it may incur significant additional expenses which could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition

Haleon is a “foreign private issuer,” as such term is defined under the Exchange Act, and, therefore, Haleon is not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Haleon on 30 June 2023.

In the future, Haleon would lose its foreign private issuer status if a majority of its shares are owned by US residents and: (i) a majority of its directors or executive officers are US citizens or residents; (ii) more than 50 per cent. of its assets are located in the USA; or (iii) its business is administered principally in the USA. As of 31 December 2021, 37 per cent. of the Group’s assets were located in the USA. The regulatory and compliance costs to Haleon under US securities laws as a US domestic issuer may be significantly more than costs Haleon incurs as a foreign private issuer. If Haleon is not a foreign private issuer, it would be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Haleon would also have to mandatorily comply with US federal proxy requirements, and its executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. Further, Haleon would be required under current SEC rules to prepare its financial statements in accordance with US generally accepted accounting principles and modify certain of its policies to comply with corporate governance practices associated with US domestic issuers. In addition, Haleon may lose its ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers. Such transition and modifications would involve additional costs and may divert management’s attention from other business concerns, which could have a material adverse effect on Haleon’s business, financial condition and results of operations.

Risks Relating to Separation

The Group may fail to realise any or all of the anticipated benefits of Separation

The extent to which the anticipated benefits of Separation, including, among others, the creation of a standalone public company with a leadership team with independent control of its strategy and capital allocation decisions and the maximisation of shareholder value, may be realised, is subject to a number of factors, including many which are outside of the Group’s control. There can be no guarantee that the anticipated benefits of Separation will be realised in full or in part, or as to the timing when any such benefits may be realised. Failure to realise the anticipated benefit of Separation, in full or in part, or in a timely manner, could result in a delay in the execution of the strategic objectives of the Group and/or have a disruptive effect on the Group’s management and employees. This could in turn have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Haleon will incur new costs in its transition to a standalone public company and its management team will be required to devote substantial time to new compliance matters

As a standalone public company, Haleon has incurred, and will incur, additional legal, accounting, financing and other expenses, including the costs of recruiting and retaining non-executive directors, costs resulting from public company reporting obligations and the rules and regulations regarding corporate governance practices, including the listing requirements of the FCA, the LSE and the NYSE. There can be no assurance that, under a changed Board structure and ownership, and in an environment where it is subject to greater scrutiny and disclosure requirements, the Group will be able to manage its operations in the same manner as it had done as part of the

GSK Group (see also “—Following Separation, Haleon operates as an independent publicly listed company and the Group could fail to meet the challenges involved in operating successfully as a standalone business”).

In particular, the Group is subject to increased regulatory obligations as a result of being listed, and its management team will need to devote a substantial amount of time to ensure that the Group complies with all of these requirements. The implementation of new policies and procedures across the Group could require significant time and energy that would otherwise be devoted to the business’ operating activities and strategy. In addition, the reporting requirements, rules and regulations will increase the Group’s legal and financial compliance costs and make some activities more time-consuming and costly.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as regulations subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including rules regarding corporate governance practices. Sarbanes-Oxley requires, among other things, that the Group maintain and periodically evaluate its internal controls over financial reporting and disclosure controls and procedures. The Group and its management team will have to perform system and process evaluation and testing of the Group’s internal controls over financial reporting to allow management and the Group’s reporting accountants to report on the effectiveness of the Group’s internal controls over financial reporting, as required by section 404 of Sarbanes-Oxley.

Prior to the Separation, the Group previously tested its internal controls over financial reporting on a regular basis, in accordance with the financial reporting practices and policies of the GSK Group. However, doing so as a standalone entity may require the Group’s management team and other employees to devote a substantial amount of time to comply with these requirements and also increase the Group’s legal and financial compliance costs. In particular, compliance with section 404 of Sarbanes-Oxley after Separation will require additional expenses and management efforts.

Following Separation, Haleon operates as an independent publicly listed company and the Group could fail to meet the challenges involved in operating successfully as a standalone business

Following Separation, Haleon operates as an independent publicly listed company.

The Group’s operations have historically benefited from certain GSK central office resources, including, among other things, access to its larger finance and treasury, corporate secretariat, legal, procurement, information technology, investor relations and human resources teams. The Group has also benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger GSK Group. It cannot be assured that the Group will be able to maintain such arrangements or replace them on similar terms.

Following Separation, the Group has taken on additional responsibility for these activities and, in preparation, it has enhanced its standalone arrangements in a wide range of areas, including finance and treasury, corporate secretariat and investor relations. Further, the Group will continue to have access to certain resources of the GSK Group under the terms of the Transition Services Agreement (see “—For a period following Separation, Haleon will be reliant on the GSK Group for the provision of certain services and any disruption to such services could be costly and materially and adversely affect the Group’s business, results of operations, financial conditions and prospects” below).

However, there remains a risk that the Group could suffer operational difficulties without access to the support and services from GSK following Separation, which could have a material adverse effect on the Group’s business. These challenges include: (i) demonstrating to interested parties that Separation will not result in adverse changes in standards of business and impairment of relationships with consumers, customers, regulators or employees; (ii) retaining key personnel; (iii) distraction of management; (iv) difficulty in marketing and communicating effectively the capabilities of the Group as a standalone business; and (v) successfully negotiating the rebranding exercise such that consumers accept the new branding under Haleon name.

Furthermore, there remains a risk that operating as an independent group may reduce the Group’s flexibility to deal with unexpected events and require additional resources.

In addition, there is a risk that the actual costs of the standalone arrangements could be higher than expected, that there could be unanticipated dis-synergies and/or that the Group will need to further invest in new services and functions. These risks, individually or together, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

For a period following Separation, Haleon will be reliant on the GSK Group for the provision of certain services and any disruption to such services could be costly and materially and adversely affect the Group’s business, results of operations, financial conditions and prospects

In connection with the Demerger and Separation, GSK and Haleon entered into a Transition Services Agreement. Services to be procured by the Group under the Transition Services Agreement include certain information services, back office services and distribution services for a transitional period as required by the Group. The majority of services will be provided for a fixed period of not more than 12 months, and certain services may be extended subject to certain conditions. As the Group does not currently have the capabilities to provide these services internally, on a standalone basis, without third-party support, the Transition Services Agreement provides contractual protections for the continued provision of these services during the relevant transitional period, absent which the Group would need to procure these services from other third-party providers. As a result, any significant disruption or other issues in the services provided by the GSK Group under the Transition Services Agreement, even if they give rise to a contractual claim, may cause operational difficulties that could negatively impact the Group’s performance and results of operations.

Following the transitional periods set out in the Transition Services Agreement, the Group will be required to provide these services internally or obtain these services from a third-party provider. If the Group does not effectively develop and implement these capabilities, or it is unable to source further arrangements from third-party providers, its business, results of operations, financial condition and prospects could be materially and adversely affected.

The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant and have a material adverse effect on the financial condition, results of operations and/or prospects of the Group

GSK, Pfizer and CH JVCo, entered into the Pfizer SAPA on 19 December 2018 pursuant to which GSK, Pfizer and CH JVCo agreed to form a new global consumer healthcare joint venture. The Pfizer SAPA, as amended from time to time, including by the Pfizer SAPA Amendment Agreement, contains certain cross indemnities among the GSK Group, the Pfizer Group and the Group. Among other provisions, the Group is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities.” Haleon is also required to guarantee such indemnity obligations of the Group which may include liabilities related to OTC Zantac. Certain members of the GSK Group and the Pfizer Group are party to certain proceedings relating to the detection of N-Nitroso-dimethylamine in Zantac (ranitidine) products. The Pfizer Group and the GSK Group have each served the Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac. Haleon has also notified the GSK Group and the Pfizer Griyo that it rejects their requests for indemnification on the basis that the scope of the indemnities set out in the Pfizer SAPA only covers their consumer healthcare businesses as conducted when the JV was formed in 2018. At that time, neither the GSK Group nor the Pfizer Group marketed OTC Zantac in the US or Canada. It is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) that the Group may have to the GSK Group and/or the Pfizer Group under the claimed indemnities.

Pursuant to certain other agreements entered into between the GSK Group and the Group in connection with Separation, including the Asset Transfer Framework Agreement, the GSK Group and the Group have provided certain cross indemnities in relation to certain businesses, assets, liabilities and employees transferring from the GSK Group to the Group, as well as from the Group to the GSK Group. For example, these include certain manufacturing sites in Argentina and Brazil to be transferred from the GSK Group to the Group following Separation. Among other requirements, the Group is required to indemnify the GSK Group in respect of certain losses resulting from or arising out of past, present or future ownership, operation, use or conduct of certain aspects of such assets and/or businesses transferring from the GSK Group to the Group.

In addition, GSK, Pfizer, Haleon, CH JVCo and GSKCHH have entered into a tax covenant (the “Tax Covenant”), effective from the time of the Demerger. The Tax Covenant contains certain indemnities (subject to certain financial and other limitations) in respect of taxation given from GSK and Pfizer to Haleon (and vice versa).

Such indemnities survived completion of the Demerger and Separation. If any amounts payable by the Group under the indemnities (or additional taxes imposed on the Group that are not indemnified by GSK and/or Pfizer under the Tax Covenant) are substantial, this could have a material adverse effect on the financial condition, results of operations and/or prospects of the Group.

GSK and Pfizer may compete with the Group

GSK and Pfizer will not be restricted from competing with the Group in the consumer healthcare business, including as a result of acquiring a company that operates a consumer healthcare business. Due to the significant resources of GSK and Pfizer, including brand recognition, financial resources and know-how resulting from the previous management of the Group’s business, GSK and Pfizer could have a significant competitive advantage over the Group should they decide to engage in the type of business the Group conducts, which may materially and adversely affect the Group’s business, results of operations and financial condition.

Haleon’s status as a non-US corporation for US federal income tax purposes could be affected by a potential change in law

Corporations such as Haleon that are organised outside the United States are generally treated as non-US corporations for US federal income tax purposes. However, section 7874 of the US Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations thereunder can cause a corporation organised outside the United States to be treated as a US corporation for US federal income tax purposes if (i) the corporation (the “Acquiring Non-US Corporation”) directly or indirectly acquires substantially all of the properties of a US corporation (the “Acquired US Corporation”), (ii) the shareholders of the Acquired US Corporation are treated as holding at least 80% of the shares of the Acquiring Non-US Corporation after the acquisition by reason of holding shares in the Acquired US Corporation (adjusting, for this purpose, for certain transactions such as certain contributions and distributions and for certain fact patterns) and (iii) certain other requirements are met.

A corporation that is treated as a US corporation as a result of the application of these rules generally is subject to US federal income tax on its worldwide income, and dividends it pays to shareholders that are not US holders (as defined below in “Taxation—United States Federal Income Tax Considerations”) are subject to US withholding taxes, among other adverse consequences. Because such a corporation would be a dual resident for tax purposes, these taxes may apply in addition to (and not instead of) the taxes imposed by the jurisdiction in which such corporation is otherwise resident, and there may be other adverse tax consequences of being dual resident for tax purposes (such as restrictions on use of certain reliefs). In addition, even if the Acquiring Non-US Corporation is not treated as a US corporation under the test described above, in certain circumstances section 7874 can instead cause the Acquiring Non-US Corporation to be subject to different adverse US federal income tax consequences.

The rules for determining whether a transaction is subject to section 7874 are complex and subject to varying interpretations and potential legislative and regulatory changes. Haleon believes that under current law Haleon should be treated as a non-US corporation (and should not be subject to the other adverse consequences of section 7874 as described above). However, several proposals to significantly expand the scope of section 7874 have been advanced over the years, including by the Biden administration and most recently in December 2021 as part of the US Senate’s consideration of the Build Back Better Act, which was not enacted into law. Accordingly, it is possible that such a proposal will be enacted (possibly with retroactive effect), and there can be no assurance that section 7874 and the Treasury regulations thereunder will not be amended in a way that could cause Haleon, as a result of Separation, either to be treated as a US corporation or to be subject to the other adverse consequences of section 7874 as described above.

The Tax Covenant will restrict Haleon’s ability to engage in certain transactions

As discussed above, Haleon entered into the Tax Covenant on 1 June 2022, effective from the time of the Demerger. The Tax Covenant imposes certain restrictions on Haleon, including certain restrictions with respect to actions following completion of the Demerger that could cause Separation to fail to qualify for its intended US federal income tax treatment. The restrictions primarily require Haleon to maintain the corporate structure of certain parts of the Group as it was immediately prior to the Demerger. For example, there are restrictions on liquidating certain subsidiaries of Haleon, or issuing or redeeming shares in those subsidiaries. In addition, there are restrictions on some intra-group disposals as well as certain non-ordinary course of business transactions. As a result of these restrictions (some of which could be in place for at least two years), Haleon’s ability to engage in certain transactions, such as the disposition of certain assets and certain repurchases of its stock, may be limited (although the Group will nonetheless be entitled to take actions which would otherwise be restricted if Haleon first (i) obtains the consent of (or, in certain instances, if it consults with) GSK or Pfizer (as applicable) or, in some cases, (ii) obtains an opinion from an appropriately qualified adviser or a ruling from the IRS regarding the tax consequences of the proposed actions which, in either case, is reasonably satisfactory to GSK or Pfizer (as applicable)). Although Haleon does not currently anticipate that these restrictions would have a material adverse impact on Haleon, these restrictions may reduce Haleon’s ability to engage in certain business transactions that otherwise might be advantageous.

Risks Relating to the Exchange Offers

If holders of Old Notes do not participate in the exchange offers, the Old Notes will continue to be subject to transfer restrictions

Holders of Old Notes that are not registered under the Securities Act who do not exchange their unregistered Old Notes for New Notes will continue to be subject to the restrictions on transfer that are listed on the legends of those Old Notes. These restrictions will make the Old Notes less liquid. To the extent that Old Notes are tendered and accepted in the exchange offers, the trading market, if any, for the Old Notes would be reduced.

Risks Relating to the New Notes

The New Notes lack a developed public market

There can be no assurance regarding the future development of a market for the New Notes or the ability of holders of the New Notes to sell their New Notes or the price at which such holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including, among other things, prevailing interest rates, the Group’s operating results and the market for similar securities. Each Issuer intends to apply to list the New Notes on the NYSE; however, there can be no assurance that the New Notes will be so listed by the time the New Notes are delivered to purchasers or at all.

The US Issuer and the UK Issuer may redeem any of the US Issuer Notes or the UK Issuer Notes, respectively, at any time prior to maturity and for certain tax reasons

The US Issuer and the UK Issuer may redeem any of the US Issuer Notes or the UK Issuer Notes, respectively, in whole or in part prior to maturity as more particularly described under “Description of the New Notes and Guarantee—Redemption.”

Moreover, the US Issuer and the UK Issuer may redeem any of the US Issuer Notes or the UK Issuer Notes, respectively, at any time prior to maturity in whole (but not in part) upon the occurrence of certain tax events, as more particularly described under “Description of the New Notes and Guarantee—Redemption—Optional Redemption for Tax Reasons.” Certain of such tax events may occur at any time after the issue date and it is therefore possible that the relevant Issuer would be able to redeem any of the New Notes at any time after the issue date. If either of the Issuers redeems any of the relevant New Notes in any of the circumstances mentioned above, the relevant noteholders may not be able to reinvest the redemption proceeds in comparable securities with the same or higher yield.

Neither the Issuers nor the Guarantor are prohibited from issuing further debt

There is no restriction on the amount of debt each of the Issuers may issue that ranks equally with the New Notes or on the amount of debt or guarantees the Guarantor may issue that ranks equally with the guarantee on the New Notes. The issuance of any such debt or guarantees may reduce the amount recoverable by noteholders in the event of a liquidation or bankruptcy.

In particular, each of the Issuers may from time to time, without the consent of the holders of the New Notes, create and issue further debt securities of the same series having the same terms and conditions in all respects as any of the New Notes being offered hereby, except for the issue date, the issue price and, in certain cases, the first payment of interest thereon. See “Description of the New Notes and Guarantee—Further Issuances.”

As the Guarantor is a holding company, its obligations as guarantor are structurally subordinated to liabilities of its subsidiaries

The Guarantor is organised as a holding company, and substantially all of its operations are carried out through subsidiaries. The Guarantor’s ability to meet its financial obligations thus is or will be dependent upon the availability of cash flows from its domestic and foreign subsidiaries (as applicable) and affiliated companies through dividends, intercompany advances and other payments. The US Issuer Notes are obligations of the US Issuer and are fully and unconditionally guaranteed by Haleon. The UK Issuer Notes are obligations of the UK Issuer and are fully and unconditionally guaranteed by Haleon (see also “Description of the New Notes and Guarantee.” The subsidiaries of the Guarantor are separate and distinct legal entities, and, other than the Issuers, have no obligation to pay any amounts due on the Guarantee or to provide the Issuers or the Guarantor with funds for the payment obligations under the New Notes.

Moreover, there is no restriction on the amount of debt or preferred equity that the Guarantor’s subsidiaries may incur or issue, and if debt or preferred equity is incurred or issued, the claims of the creditors and preferred equity holders of the Guarantor’s subsidiaries have priority as to the assets of such subsidiaries over the claims of the Guarantor as a common equity holder of such subsidiaries. Consequently, in the event of the liquidation or reorganisation of any of the Guarantor’s subsidiaries, the claims of holders of the New Notes to participate in those assets through the applicable guarantee on the New Notes would be structurally subordinated to the prior claims of the creditors and preferred equity holders of subsidiaries of the Guarantor.

Each Issuer’s and Guarantor’s credit ratings may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or market value of, the New Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time in its sole discretion

Any rating assigned to either of the Issuers or the Guarantor may be withdrawn entirely by a credit rating agency, may be suspended or may be lowered, if, in that credit rating agency’s judgement, circumstances relating to the basis of the rating so warrant. Ratings may be impacted by a number of factors that can change over time, including the credit rating agency’s assessment of: the Issuers’ strategy and management’s capability; the Issuers’ financial condition and liquidity; competitive, economic, legal and regulatory conditions in the Issuers’ key markets, including those markets where the Issuer has large exposures or on which its operating results, including revenues, are substantially dependent; the level of political support for the industries in which the Issuers operate; and legal and regulatory frameworks affecting the Issuers’ legal structure, business activities and the rights of its creditors. Moreover, the rating agencies that currently, or may in the future, publish a rating for the Issuers may change the methodologies that they use for analysing securities with features similar to the New Notes.

Any rating or outlook downgrade would negatively affect any rating assigned to the relevant Issuer or Guarantor. Real or expected downgrades, suspensions or withdrawals of credit ratings assigned to either of the Issuers or Guarantor could cause the liquidity or trading prices of the New Notes to decline significantly. Additionally, any uncertainty about the extent of any anticipated changes to the credit ratings assigned to either of the Issuers or Guarantor may adversely affect the market value of the relevant New Notes.

Each of the Issuers is a finance vehicle

Potential investors should be aware that each of the Issuers is a financing company which raises money for the purpose of on-lending to other members of the Group. Neither of the Issuers is an operating company and each is a special purpose vehicle with no business other than issuing debt securities in the international capital markets. Substantially all of the assets of the Issuers are loans and advances made by the Issuers to other members of the Group.

As such, the ability of each of the Issuers to fulfil its obligations under the New Notes may be dependent upon other members of the Group complying with their obligations to pay principal and interest in respect of loans of New Notes proceeds in a timely fashion. Failure by any recipient of on-lending by each of the Issuers to comply with its payment obligations in a timely fashion could have a material and adverse effect on the ability of each of the Issuers to fulfil its obligations under the New Notes. In those circumstances, noteholders would continue to benefit from the obligations of Haleon under the Guarantee (see “Description of the New Notes and Guarantee—Guarantee” below).

In certain circumstances a noteholder may not be able to accelerate the New Notes of the series it holds on an event of default because of the failure of noteholders of other series of New Notes to take action

Under the terms of the New Notes, if an event of default occurs because of a default in a payment of principal or interest on any series of New Notes, then the Trustee or the noteholders of at least 25 per cent. of the aggregate principal amount of such series of New Notes can accelerate the entire principal of such series of New Notes with written notice to the Trustee. If the event of default occurs because of bankruptcy proceedings, then the entire principal of the New Notes under the Indenture will be accelerated automatically without any further action on the part of the noteholders or the Trustee. However, if an event of default occurs because of a failure to perform any other covenant in the Indenture or any covenant for the benefit of one or more, but not all, of the series of the New Notes, then only the Trustee or the noteholders of at least 25 per cent. of the aggregate principal amount of New Notes of all series affected, voting as one class, can accelerate all of the affected series of New Notes. Therefore, except in the case of a default on a payment of principal or interest on the New Notes of the series that a noteholder holds, or a default due to the bankruptcy or insolvency of the relevant Issuer or the Guarantor, it is possible that a noteholder may not be able to accelerate the New Notes of the series it holds because of the failure of noteholders of other series of New Notes to take action.

Risks Relating to the Benchmark

SOFR is a relatively new market index, and the adoption of daily compounded SOFR by the Issuers and the market is uncertain

For each Callable Floating Rate Notes Interest Period (as defined in “Description of the New Notes and Guarantee—Interest—Callable Floating Rate Notes”), the interest rate on the Callable Floating Rate Notes is based on a daily compounded SOFR rate calculated using the formula described in “Description of the New Notes and Guarantee” below. Since SOFR is a relatively new market rate, the Callable Floating Rate Notes may have no established trading market when issued, and an established trading market may never develop or may not be very liquid. If SOFR does not prove to be widely used in securities like the Callable Floating Rate Notes, the trading price of the Callable Floating Rate Notes may be lower than those of debt securities linked to rates that are more widely used. The Callable Floating Rate Notes may not be able to be sold or may not be able to be sold at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

Market terms for debt securities indexed to SOFR, such as the spread over the index reflected in interest rate provisions and the formula and related conventions described in “Description of the New Notes and Guarantee” below to calculate Compounded Daily SOFR (as defined in “Description of the New Notes and Guarantee— Interest—Calculation of the Benchmark”) for the Callable Floating Rate Notes, may evolve over time, and trading prices of the Callable Floating Rate Notes may be lower than those of later-issued SOFR-linked debt securities which contain more settled and different market terms as a result. In particular, each of the Issuers may in the future also issue securities referencing SOFR that differ materially in terms of interest determination when compared with any previous SOFR-referenced securities, including the Callable Floating Rate Notes. Additionally, the nascent development of SOFR as an interest reference rate, as well as continued development of other SOFR-based rates (such as weighted average SOFR and term SOFR), market infrastructure for adopting such rates, and proposed legislative solutions to address the LIBOR transition, could result in reduced liquidity or increased volatility or otherwise affect the market price of any compounded daily SOFR referenced securities. The manner of adoption or application of SOFR-based rates in one market may differ materially compared with the application and adoption of SOFR-based rates in other markets, such as the derivatives and loan markets, including the manner of adoption or application by each of the Issuers.

Investors should carefully consider how any mismatch between the adoption of SOFR-based reference rates across these markets may impact any hedging or other financial arrangements that they may put in place in connection with any acquisition, holding or disposal of the Callable Floating Rate Notes.

Historical levels of SOFR are not an indication of its future levels

The NY Federal Reserve (as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) began to publish SOFR in April 2018 and has published modelled, pre-publication estimates of

SOFR going back to 2014. Such pre-publication estimates inherently involve assumptions, estimates and approximations. Hypothetical or historical performance data and trends are not indicative of, and have no bearing on, the potential performance of SOFR and therefore noteholders should not rely on any such data or trends as an indicator of future performance. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on and value of SOFR-linked debt securities may fluctuate more than floating rate debt securities that are linked to less volatile rates. The future performance of SOFR is impossible to predict, and therefore no future performance of SOFR should be inferred from any hypothetical or historical data or trends.

Compounded Daily SOFR with respect to a particular Callable Floating Rate Notes Interest Period will only be capable of being determined near the end of the relevant Callable Floating Rate Notes Interest Period

The level of Compounded Daily SOFR applicable to a particular Callable Floating Rate Notes Interest Period and, therefore, the amount of interest payable with respect to such Callable Floating Rate Notes Interest Period will be determined on the Interest Determination Date (as defined in “Description of the New Notes and Guarantee—Interest—Callable Floating Rate Notes”) for such Callable Floating Rate Notes Interest Period. Because each such date is near the end of such Callable Floating Rate Notes Interest Period, noteholders will not know the amount of interest payable with respect to a particular Callable Floating Rate Notes Interest Period until shortly prior to the related Callable Floating Rate Notes Interest Payment Date and it may be difficult for noteholders to reliably estimate the amount of interest that will be payable on each such Callable Floating Rate Notes Interest Payment Date. In addition, some investors may be unwilling or unable to trade the Callable Floating Rate Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Callable Floating Rate Notes.

SOFR is not expected to be comparable to US dollar LIBOR

Near risk-free rates (“RFRs”) such as SOFR may differ from IBORs in a number of material respects. In particular, in the majority of relevant jurisdictions, the chosen RFR is an overnight rate (for example, SOFR in respect of USD, the Sterling Overnight Index Average (“SONIA”) in respect of GBP and the euro short-term rate (“€STR”) in respect of EUR), with the interest rate for a relevant period calculated on a backward looking (compounded or simple weighted average) basis, rather than on the basis of a forward-looking term. As such, investors should be aware that RFRs may behave materially differently from LIBOR, EURIBOR and other IBORs as interest reference rates for the Callable Floating Rate Notes.

In particular, the composition and characteristics of SOFR are not the same as those of US dollar LIBOR, and the performance of the Callable Floating Rate Notes is not expected to be comparable to LIBOR-linked securities. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of US dollar LIBOR. While SOFR is a secured rate, US dollar LIBOR is an unsecured rate. While Compounded Daily SOFR is a backward-looking rate based on an overnight rate, US dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR, or SOFR-based securities such as the Callable Floating Rate Notes, will perform in the same way as US dollar LIBOR, or LIBOR-based securities, would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

Compounded Daily SOFR will not be the SOFR rate published on or for a particular day during such Callable Floating Rate Notes Interest Period or an average of SOFR rates during such Callable Floating Rate Notes Interest Period. If the SOFR rate for a particular USGS Business Day (as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) during an Observation Period (as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) is negative, the inclusion of such SOFR value in the calculation of Compounded Daily SOFR will reduce the interest rate and the interest payable for such Callable Floating Rate Notes Interest Period; provided that in no event will the interest payable on the Callable Floating Rate Notes be less than zero.

SOFR may be modified or discontinued by its administrator

SOFR is a relatively new rate, and the NY Federal Reserve (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR (which may including withdrawing, suspending or discontinuing the calculation or dissemination of SOFR). The NY Federal Reserve may make any or all of these changes in its sole discretion and without notice, and it has no obligation to consider the interests of holders of the Callable Floating Rate Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. Because SOFR is published by the NY Federal Reserve based on data received from other sources, the Issuers have no control over its determination, calculation or publication.

There can be no guarantee that SOFR will not be modified or discontinued in a manner that is materially adverse to noteholders. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction or elimination of the amount of interest payable on the Callable Floating Rate Notes and a reduction in their trading prices.

Uncertainty relating to the regulation of benchmarks may adversely affect the value of the Callable Floating Rate Notes

SOFR and other interest rates or other types of rates and indices which are deemed to be “benchmarks” are the subject of ongoing national and international regulatory discussions and proposals for reform. Some of these reforms are already effective, while others are still to be implemented. Following the implementation of any such reforms, the manner of administration of benchmarks, including SOFR, may change, with the result that they may perform differently than in the past, or the benchmark could be eliminated entirely, or there could be other consequences that cannot be predicted. Any of the foregoing may have an adverse effect on the value of the Callable Floating Rate Notes.

Interest on the Callable Floating Rate Notes will be calculated using the Benchmark Replacement if a Benchmark Transition Event occurs

To the extent SOFR is discontinued or is no longer quoted, interest rates on the Callable Floating Rate Notes will be determined using the alternative methods described under “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark—Benchmark Transition Provisions.” In particular, if the US Issuer or its designee (in consultation with the US Issuer), determines that a Benchmark Transition Event and related Benchmark Replacement Date (each as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) have occurred, the US Issuer or its respective designee (in consultation with the US Issuer) will use the Benchmark Replacement (each as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) for the purposes of determining the interest rates on the Callable Floating Rate Notes, as well as to make certain changes to the manner in which interest rates on the Callable Floating Rate Notes are calculated or determined.

This Benchmark Replacement may result in interest payments that are lower than, or that do not otherwise correlate over time with, the payments that would have been made on the Callable Floating Rate Notes if SOFR was available in its current form. Additionally, if SOFR is no longer calculated or administered and no Benchmark Replacement is calculated (including because the same costs and risks that may lead to the discontinuation or unavailability of SOFR make the Benchmark Replacement impossible or impracticable to determine), the interest rate on the Callable Floating Rate Notes may accrue at the same rate as the immediately preceding Callable Floating Rate Notes Interest Period (or, in the case of the initial Callable Floating Rate Notes Interest Period, the rate of interest applicable to the Old Callable Floating Rate Notes for the interest period ending on (and excluding) 24 September 2022 (and applying the applicable Margin)), effectively converting the Callable Floating Rate Notes into fixed rate instruments. Due to the uncertainty concerning the availability of benchmark replacements, the relevant fallback provisions may not operate as intended at the relevant time. Any of the foregoing may have an adverse effect on the value of the Callable Floating Rate Notes.

The rate of interest on the Callable Floating Rate Notes may be determined by reference to a Benchmark Replacement even if SOFR continues to be published

If a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to SOFR, the rate of interest on the Callable Floating Rate Notes will thereafter be determined by reference to the Benchmark Replacement. A Benchmark Transition Event includes, among other things, a public statement or publication of information by the regulatory supervisor for the administrator of SOFR announcing that SOFR is no longer representative. The rate of interest on the Callable Floating Rate Notes may therefore cease to be determined by reference to SOFR, and instead be determined by reference to the Benchmark Replacement, even if SOFR continues to be published. Such rate may be lower than SOFR for so long as SOFR continues to be published, and the value of and return on the Callable Floating Rate Notes may be adversely affected.

Any Benchmark Replacement will likely be a relatively new market index that may be altered or discontinued

The Benchmark Transition Provisions (each as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) specify a “waterfall” of alternative rates that may become the Benchmark Replacement. These alternative rates are uncertain and no market convention currently exists, or may ever exist, for their determination. For example, the ISDA Fallback Rate, which is the rate referenced in the ISDA Definitions (each as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) that is to be effective upon the occurrence of an index cessation date with respect to the Benchmark (as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) for the applicable tenor, has not been established as of the date hereof. Even after the ISDA Fallback Rate is initially determined, ISDA Definitions and the ISDA Fallback Rate may change over time. Uncertainty surrounding the establishment of market conventions related to the calculation of the ISDA Fallback Rate and other alternative rates, and whether any of the alternative rates is a suitable replacement or successor for SOFR, may adversely affect the value of and return on the Callable Floating Rate Notes.

The Benchmark Transition Provisions provide for a Benchmark Replacement Adjustment (as defined below) to be added to the Unadjusted Benchmark Replacement (as defined in “Description of the New Notes—Interest—Calculation of the Benchmark”) in order to make the Unadjusted Benchmark Replacement more comparable to SOFR. However, such adjustment will not necessarily make the Unadjusted Benchmark Replacement equivalent to SOFR. In particular, the Benchmark Replacement Adjustment may be a one-time adjustment, so such adjustment above the applicable Unadjusted Benchmark Rate Replacement may not respond to changes in unsecured bank credit risk or other market conditions on a periodic basis.

Further, (i) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Callable Floating Rate Notes, (ii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be able to be predicted based on historical performance, (iii) the secondary trading market for debt securities linked to the Benchmark Replacement may be limited and (iv) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and would not have any obligation to consider the interests of noteholders in doing so.

The US Issuer or its designee (after consulting with the US Issuer) may make determinations with respect to the Callable Floating Rate Notes that could affect the value of and return on the Callable Floating Rate Notes

The US Issuer or its designee (in consultation with the US Issuer) may make certain determinations with respect to the New Notes as further described in this prospectus that may adversely affect the value of and return on the Callable Floating Rate Notes. In particular, if a Benchmark Transition Event and related Benchmark Replacement Date occur, the US Issuer or its designee (in consultation with the US Issuer) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can make Benchmark Replacement Conforming Changes (as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”) in connection with the implementation of the applicable Benchmark Replacement as described below under “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark—Benchmark Transition Provisions.” These determinations may require the exercise of discretion and the making of subjective judgements (such as, for example, determining the occurrence or non-occurrence of a Benchmark Transition Event).

Benchmark Replacements and Benchmark Replacement Adjustments may be selected or formulated by (i) the Relevant Governmental Body (as defined below) (such as the Alternative Reference Rates Committee convened by the Board of Governors of the Federal Reserve System and the NY Federal Reserve), (ii) ISDA (as defined in “Description of the New Notes and Guarantee—Interest—Calculation of the Benchmark”), or (iii) in certain circumstances, the US Issuer (or one of its affiliates). In addition, the Benchmark Transition Provisions expressly authorise the US Issuer or its designee (in consultation with the US Issuer) to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Callable Floating Rate Notes Interest Periods and the timing and frequency of determining rates and making payments of interest; in each case that the US Issuer or its designee (in consultation with the US Issuer) determines, from time to time, to be appropriate to reflect the determination and implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the US Issuer or its designee (in consultation with the US Issuer) decides that implementation of any portion of such market practice is not administratively feasible or determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the US Issuer or its designee (in consultation with the US Issuer) determines is appropriate (acting in good faith)).

Any determination, decision or election that may be made by the US Issuer or its designee (in consultation with the US Issuer) pursuant to the Benchmark Transition Provisions will, in each case, become effective without consent from the holders of the Callable Floating Rate Notes or any other party. Any designee that the US Issuer may appoint in connection with these determinations may be the US Issuer’s affiliate. When performing such functions, potential conflicts of interest may exist between the US Issuer, its designee or the calculation agent and holders of the New Notes. All determinations made by the US Issuer or its respective designee (after consulting with the US Issuer) will be conclusive for all purposes and binding on the US Issuer and holders of the New Notes absent manifest error. In making these potentially subjective determinations, the US Issuer, its designee or the calculation agent may have economic interests that are adverse to noteholders’ interests, and such determinations may adversely affect the value of and return on the Callable Floating Rate Notes. Because the Benchmark Replacement is uncertain, the US Issuer or its designee (in consultation with the US Issuer) are likely to exercise more discretion in respect of calculating interest payable on the Callable Floating Rate Notes than would be the case in the absence of a Benchmark Transition Event and related Benchmark Replacement Date. Neither they nor the US Issuer will have any obligation to consider the interests of noteholders in taking any action that might affect the value of the Callable Floating Rate Notes.

The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the Callable Floating Rate Notes, which could adversely affect the return on, value of and market for such Callable Floating Rate Notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the New Notes under the exchange offers.

In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal principal amount of Old Notes, which will be cancelled. Accordingly, the exchange offers will not result in any increase in our indebtedness.

SELECTED FINANCIAL AND OPERATING INFORMATION

Overview

The following unaudited interim consolidated income statement relating to the Group for the six-month periods ended 30 June 2022 (“H1 2022”) and 30 June 2021 (“H1 2021”) and the following unaudited interim consolidated balance sheet as at 30 June 2022 have been extracted from the Interim Financial Statements. The Interim Financial Statements have been prepared in accordance with IAS 34 and the Group’s accounting policies. The following selected consolidated financial data relating to the Group as at, and for the years ended, 31 December 2021, 31 December 2020 and 31 December 2019 has been extracted from the audited Financial Statements. The selected non-IFRS financial information and operating information relating to the Group set out below has been presented on the basis set out in “Presentation of Financial and Other Information.” The selected financial and operating information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated income statement

For the six-month periods ended 30 June 2022 and 30 June 2021 and for the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

£m	H1 2022	H1 2021	2021	2020	2019
Revenue	5,188	4,575	9,545	9,892	8,480
Cost of sales	(1,977)	(1,761)	(3,595)	(3,982)	(3,678)
Gross Profit	3,211	2,814	5,950	5,910	4,802
Selling, general and administration	(2,179)	(1,978)	(4,086)	(4,220)	(3,596)
Research and development	(136)	(109)	(257)	(304)	(292)
Other operating income/(expense)	4	10	31	212	(17)

Operating profit	900	737	1,638	1,598	897
Finance income	43	9	17	20	24
Finance expense	(79)	(10)	(19)	(27)	(35)

Net finance costs	(36)	(1)	(2)	(7)	(11)
Profit before tax	864	736	1,636	1,591	886
Income tax	(320)	(216)	(197)	(410)	(199)
Profit after tax	544	520	1,439	1,181	687

Profit attributable to shareholders	517	491	1,390	1,145	655
Profit attributable to non-controlling interests	27	29	49	36	32

Consolidated balance sheet

As at 30 June 2022 and 31 December 2021.

£m	H1 2022	2021
Non-current assets
Property, plant and equipment	1,659	1,563
Right of use assets	113	99
Intangible assets	28,543	27,195
Deferred tax assets	203	312
Post-employment benefit assets	29	11
Derivative financial instruments	14	12
Other non-current assets	45	8

Total non-current assets	30,606	29,200

Current assets
Inventories	1,149	951
Trade and other receivables	2,408	2,207
Loan amounts owing from related parties	9,211	1,508
Cash and cash equivalents and liquid investments	1,334	414
Assets held for sale	6	—
Derivative financial instruments	132	5
Current tax recoverable	159	166

Total current assets	14,399	5,251

Total assets	45,005	34,451

Current liabilities
Short-term borrowings	(332)	(79)
Trade and other payables	(3,546)	(3,002)
Loan amounts owing to related parties	(3)	(825)
Derivative financial instruments	(11)	(18)
Current tax payable	(236)	(202)
Short-term provisions	(71)	(112)

Total current liabilities	(4,199)	(4,238)

Non-current liabilities
Long-term borrowings	(9,918)	(87)
Deferred tax liabilities	(3,655)	(3,357)
Pensions and other post-employment benefits	(142)	(253)
Derivative financial instruments	(55)	(1)
Other provisions	(31)	(27)
Other non-current liabilities	(6)	(8)

Total non-current liabilities	(13,807)	(3,733)
Total liabilities	(18,006)	(7,971)

Net assets	26,999	26,480

£m	H1 2022	2021
Equity
Share capital	1	1
Share premium	70	—
Other reserves	(11,553)	(11,632)
Retained earnings	38,377	37,986

Shareholders’ equity	26,895	26,355

Non-controlling interests	104	125

Total equity	26,999	26,480

Selected balance sheet items

As at 31 December 2021, 31 December 2020 and 31 December 2019

£m	2021	2020	2019
Non-current assets	29,200	29,122	29,900
Current assets	5,251	5,008	5,811

Total Assets	34,451	34,130	35,711
Current liabilities	(4,238)	(4,014)	(4,269)
Non-current liabilities	(3,733)	(3,893)	(4,030)

Total liabilities	(7,971)	(7,907)	(8,299)

Net assets	26,480	26,223	27,412

Consolidated cash flow statement

For the six-month periods ended 30 June 2022 and 30 June 2021 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

£m	H1 2022	H1 2021	2021	2020	2019
Cash flow from operating activities
Profit after tax	544	520	1,439	1,181	687
Adjustments reconciling profit after tax to cash generated from operations	274	(134)	227	780	408

Cash generated from operations	818	386	1,666	1,961	1,095
Taxation paid	(138)	(152)	(310)	(554)	(309)
Net cash inflow from operating activities	680	234	1,356	1,407	786

Net cash (outflow)/inflow from investing activities	(8,587)	463	(33)	1,030	291

Net cash (outflow)/inflow from financing activities	8,546	(716)	(1,236)	(2,437)	(925)
Increase/(decrease) in cash and cash equivalents and bank overdrafts	639	(19)	87	—	152

Cash and cash equivalents and bank overdrafts at the beginning of the year	405	323	323	329	191
Exchange adjustments	22	(9)	(5)	(6)	(14)
Increase/(decrease) in cash and cash equivalents and bank overdrafts	639	(19)	87	—	152

Cash and cash equivalents and bank overdrafts at end of period	1,066	295	405	323	329

Non-IFRS financial measures

Adjusted Results

H1 2022 Adjusted Results

£M	IFRS Results	Net Amortization and Impairment of Intangible Assets	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Gross profit	3,211	40	8	—	—	(1)	3,258
Operating profit	900	40	20	—	229	2	1,191
Profit before tax	864	40	20	—	229	2	1,155
Profit after tax for the period	544	34	16	—	192	124	910
Profit attributable to shareholders of the Group	517	34	16	—	192	124	883
Basic earnings per Share[1]	5.6p	0.4p	0.2p	—	2.1p	1.3p	9.6p
Weighted average number of shares (in million)	9,235						9,235
Diluted earnings per Share[1]	5.6p	0.4p	0.2p	—	2.1p	1.3p	9.6p
Weighted average number of shares (diluted) (in million)	9,235						9,235
The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(1,977)	40	8	—	—	(1)	(1,930)
The following adjustments are made in arriving at Adjusted operating profit
Selling, general and admin	(2,179)	—	13	—	229	7	(1,930)
Research and development	(136)	—	(1)	—	—	—	(137)
Other operating income	4	—	—	—	—	(4)	—
The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(36)	—	—	—	—	—	(36)
The following adjustments are made in arriving at Adjusted profit after tax
Income Tax	(320)	(6)	(4)	—	(37)	(122)	(245)
The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit for the period attributable to non-controlling interests	27	—	—	—	—	—	27

H1 2021 Adjusted Results

£M	IFRS Results	Net Amortization and Impairment of Intangible Assets	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Gross profit	2,814	21	25	—	—	—	2,860
Operating profit	737	21	77	—	105	43	983
Profit before taxation	736	21	77	—	105	43	982
Profit after tax for the period	520	18	60	—	85	75	758
Profit attributable to shareholders of the Group	491	18	60	—	85	75	729

Basic earnings per Share[2]	5.3p	0.2p	0.6p	—	0.9p	0.8p	7.9p
Weighted average number of shares (in millions)	9,235						9,235
Diluted earnings per Share[2]	5.3p	0.2p	0.6p	—	0.9p	0.8p	7.9p
Weighted average number of shares (diluted) (in millions)	9,235						9,235
The following adjustments are made in arriving at Adjusted gross profit
Cost of Sales	(1,761)	21	25	—	—	—	(1,715)
The following adjustments are made in arriving at Adjusted operating profit
Selling, general and admin	(1,978)	—	54	—	105	53	(1,766)
Research and development	(109)	—	(2)	—	—	—	(111)
Other operating income	10	—	—	—	—	(10)	—
The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(1)	—	—	—	—	—	(1)
The following adjustments are made in arriving at Adjusted profit after tax
Income tax	(216)	(3)	(17)	—	(20)	32	(224)
The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	29	—	—	—	—	—	29

2021 Adjusted Results

£M	IFRS Results	Net Amortization and Impairment of Intangible Assets	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others		Adjusted Results
Gross profit	5,950	8	44	—	—	—		6,002
Operating profit	1,638	16	195	—	278	45		2,172
Profit before tax	1,636	16	195	—	278	45		2,170
Profit after tax for the year	1,439	24	159	—	231	(152)		1,701
Profit attributable to shareholders	1,390	24	159	—	231	(152)		1,652
Basic earnings per share	139,000p	2,400p	15,900p	0p	23,100p	(15,200	)p	165,200p
Weighted average number of shares	1,000,000							1,000,000
Diluted earnings per share	139,000p	2,400p	15,900p	0p	23,100p	(15,200	)p	165,200p
Weighted average number of shares (diluted)	1,000,000							1,000,000
The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(3,595)	8	44	—	—	—		(3,543)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(4,086)	—	150	—	278	76		(3,582)
Research and development	(257)	8	1	—	—	—		(248)
Other operating income/ (expense)	31	—	—	—	—	(31)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(2)	—	—	—	—	—		(2)

The following adjustments are made in arriving at Adjusted profit after tax
Income tax	(197)	8	(36)	—	(47)	(197)		(469)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	49	—	—	—	—	—		49

2020 Adjusted Results

£M	IFRS Results	Net Amortization and Impairment of Intangible Assets	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others		Adjusted Results
Gross profit	5,910	81	89	91	—	2		6,173
Operating profit	1,598	97	411	91	66	(189)		2,074
Profit before tax	1,591	97	411	91	66	(189)		2,067
Profit after tax for the year	1,181	78	321	71	53	(120)		1,584
Profit attributable to shareholders	1,145	78	319	71	53	(120)		1,546
Basic earnings per share	114,500p	7,800p	31,900p	7,100p	5,300p	(12,000	)p	154,600p
Weighted average number of shares	1,000,000							1,000,000
Diluted earnings per share	114,500p	7,800p	31,900p	7,100p	5,300p	(12,000	)p	154,600p
Weighted average number of shares (diluted)	1,000,000							1,000,000
The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(3,982)	81	89	91	—	2		(3,719)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(4,220)	—	314	—	66	21		(3,819)
Research and development	(304)	16	8	—	—	—		(280)
Other operating income	212	—	—	—	—	(212)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(7)	—	—	—	—	—		(7)

The following adjustments are made in arriving at Adjusted profit after tax
Income tax	(410)	(19)	(90)	(20)	(13)	69		(483)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	36	—	2	—	—	—		38

2019 Adjusted Results

£M	IFRS Results	Net Amortization and Impairment of Intangible Assets	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Gross profit	4,802	36	69	366	—	—	5,273
Operating profit	897	36	330	366	—	25	1,654
Profit before tax	886	36	330	366	—	25	1,643
Profit after tax for the year	687	31	271	285	—	4	1,278
Profit attributable to shareholders	655	31	271	285	—	4	1,246
Basic earnings per share	65,500p	3,100p	27,100p	28,500p	0p	400p	124,600p
Weighted average number of shares (basic)	1,000,000						1,000,000
Diluted earnings per share	65,500p	3,100p	27,100p	28,500p	0p	400p	124,600p
Weighted average number of shares (diluted)	1,000,000						1,000,000
The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(3,678)	36	69	366	—	—	(3,207)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(3,596)	—	236	—	—	8	(3,352)
Research and development	(292)	—	25	—	—	—	(267)
Other operating income	(17)	—	—	—	—	17	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(11)	—	—	—	—	—	(11)

The following adjustments are made in arriving at Adjusted profit after tax
Income tax	(199)	(5)	(59)	(81)	—	(21)	(365)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	32	—	—	—	—	—	32

Notes:

1

Earnings per share for the six-months ended 30 June 2022 reflects the number of ordinary shares outstanding for Haleon as a result of the Demerger activities that took place in July 2022. See Note 10 to the Interim Financial Statements.

2

Earnings per share for the six-months ended 30 June 2021 reflects the number of ordinary shares outstanding for Haleon as a result of the Demerger activities that took place in July 2022. See Note 10 to the Interim Financial Statements.

Adjusting Items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Impairment of intangibles and goodwill and amortisation of intangibles excluding computer software. Intangible amortisation and impairments arising from intangibles acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

It is the Group’s view that acquired intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable cycle. The Group excludes the impact of non-cash amortisation associated with acquired intangible assets as this is not directly attributable to the sale of the Group’s products and varies from period to period, which affects comparability of the Group’s financial results. The costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Group’s operating costs as labour, overheads, etc.

Restructuring costs

Include personnel costs, associated with restructuring programmes, impairments of tangible assets and computer software relating to specific programmes approved by the board of Haleon from time to time (the “Board”) that are structural and of a significant scale, where the costs of individual or related projects exceed £15 million. Restructuring costs also include integration costs following an acquisition, including in relation to personnel, manufacturing sites, real estate and IT infrastructure. These programmes can take several years to complete and are not directly attributable to the sale of the Group’s products. Further, costs associated with these programmes vary from period to period, which affects comparability of the Group’s financial results.

Restructuring costs do not include Separation and Admission costs (see “—Separation and Admission costs” below).

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions. These costs are adjusted as they arise as a result of business combinations. In FY 2019 and FY 2020, these costs were related to the unwind of inventory fair value adjustments in connection with the Pfizer Transaction (as defined below), which was completed by the end of FY 2020. These costs are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results.

Separation and Admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of Haleon Ordinary Shares represented by Haleon American Depositary Shares (“ADSs”) under the Exchange Act and listing of ADSs on the NYSE (the “US Listing”). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historic and future reporting periods.

Disposals and others

Gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results.

Organic revenue growth

The following tables reconcile reported revenue growth for the six-month periods ended 30 June 2022 and 30 June 2021 and for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 to organic revenue growth for the same period by geographical segment and by product category.

Geographic Segments

£m	APAC	EMEA/ LatAm	N America	Total
H1 2022 vs H1 2021 (%)
Revenue Growth	15.7	8.7	17.4	13.4
Organic Adjustments[1]	(0.6)	1.4	0.4	0.6
of which:
Effect of Acquisitions	(0.7)	—	—	(0.2)
Effect of Disposals	—	0.8	0.2	0.4
Effect of MSAs	0.1	0.6	0.2	0.4
Effect of Exchange Rates	(2.8)	2.0	(7.4)	(2.4)
Organic Revenue Growth	12.3	12.1	10.4	11.6
Price	3.1	5.5	2.1	3.7
Volume/Mix	9.2	6.6	8.3	7.9

Geographic Segments

£m	APAC	EMEA/ LatAm	N America	Total
2021 vs 2020 (%)
Revenue Growth	4.3%	(4.5%)	(6.7%)	(3.5%)
Organic Adjustments[1]	2.0%	3.4%	1.45	2.7%
of which:
Effect of Acquisitions.	—	—	—	—
Effect of Divestments	2.2%	3.1%	2.5%	2.7%
Effect of MSAs	(0.2%)	0.3%	(0.1%)	—
Effect of Exchange Rates	2.8%	4.6%	5.6%	4.6%
Organic Revenue Growth	9.1%	3.5%	1.3%	3.8%

Geographic Segments

£m	APAC	EMEA/ LatAm	N America	Total
2020 vs 2019 (%)
Revenue Growth	20.7%	4.1%	31.2%	16.7%
Organic Adjustments[1].	(15.9%)	(5.0%)	(32.1%)	(16.6%)
of which:
Effect of Acquisitions.	(19.9%)	(8.8%)	(33.9%)	(19.7%)
Effect of Divestments	4.0%	4.5%	1.2%	3.2%
Effect of MSAs	—	(0.7%)	0.6%	(0.1%)
Effect of Exchange Rates	0.9%	4.0%	1.6%	2.7%
Organic Revenue Growth	5.7%	3.1%	0.7%	2.8%

Product Categories

£m	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
H1 2022 vs H1 2021(%)
Revenue Growth	5.7	16.2	14.2	50.1	3.9	13.4
Organic Adjustments[1]	(0.3)	0.1	—	0.3	3.2	0.6
of which:
Effect of Acquisitions	(0.3)	(0.1)	(0.2)	—	—	(0.2)
Effect of Disposals	—	0.2	0.2	0.3	1.5	0.4
Effect of MSAs	—	—	—	—	1.7	0.4
Effect of Exchange Rates	(0.3)	(4.4)	(2.5)	(3.7)	(3.6)	(2.4)
Organic Revenue Growth	5.1	11.9	11.7	46.7	3.5	11.6

Product Categories

£m	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
2021 vs 2020(%)
Revenue Growth	(0.8%)	0.5%	2.1%	(12.8%)	(9.8%)	(3.5%)
Organic Adjustments[1]	—	0.3%	0.3%	6.4%	7.6%	2.7%
of which
Effect of Acquisitions	—	—	—	—	—	—
Effect of Divestments	—	0.3%	0.3%	6.4%	7.5%	2.7%
Effect of MSAs	—	—	—	—	0.1%	—
Effect of Exchange Rates	5.2%	3.4%	4.1%	4.6%	5.3%	4.6%
Organic Revenue Growth	4.4%	4.2%	6.5%	(1.8%)	3.1%	3.8%

Product Categories

£m	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
2020 vs 2019(%)
Revenue Growth	3.3%	150.3%	25.8%	(1.5%)	(0.1%)	16.7%
Organic Adjustments[1]	—	(133.5%)	(23.5%)	(6.7%)	(5.4%)	(16.6%)
of which
Effect of Acquisitions	—	(133.9%)	(23.7%)	(10.5%)	(14.2%)	(19.7%)
Effect of Divestments	—	0.4%	0.2%	3.8%	9.4%	3.2%
Effect of MSAs	—	—	—	—	(0.6%)	(0.1%)
Effect of Exchange Rates	2.6%	2.5%	2.6%	1.9%	3.0%	2.7%
Organic Revenue Growth	5.9%	19.3%	4.9%	(6.3%)	(2.5%)	2.8%

Notes:

1.	As defined in “Presentation of Financial and Other Information—Adjusted Results and other non-IFRS financial measures.”

2.

Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Sales patterns during these two periods were materially impacted by the COVID-19 pandemic with increased sales during the former period driven by accelerated purchases by consumers combined with increased consumption and sales during the latter period negatively impacted by a reduction in consumer inventories and weak cold and flu incidence (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Impact of macroeconomic factors and market trends on discretionary consumer spending,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Impact of COVID-19” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Description of the Group’s results of operations”).

Adjusted EBITDA

The reconciliation between profit after tax for the year and Adjusted EBITDA for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 and for the six-month periods ended 30 June 2022 and 30 June 2021 is provided below.

£m	H1 2022	H1 2021	2021	2020	2019
Profit after tax	544	520	1,439	1,181	687
Add Back: Income Tax	320	216	197	410	199
Less: Finance Income	(43)	(9)	(17)	(20)	(24)
Add Back: Finance Expense	79	10	19	27	35

Operating Profit	900	737	1,638	1,598	897

Net Amortisation and Impairment of Intangible Assets	40	21	16	97	36
Restructuring Costs	20	77	195	411	330
Transaction Related Costs	—	—	—	91	366
Separation and Admission Costs	229	105	278	66	—
Disposals and Others	2	43	45	(189)	25

Adjusted Operating Profit	1,191	983	2,172	2,074	1,654
Add Back: Depreciation of property, plant and equipment	66	68	139	167	167
Add Back: Depreciation of right-of-use assets	16	16	35	48	31
Add Back: Amortisation – of software intangible assets	28	17	54	40	35
Add Back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	5	5	13	22	(3)

Adjusted EBITDA	1,306	1,089	2,413	2,351	1,884

Free cash flow

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 and for the six-month periods ended 30 June 2022 and 30 June 2021 is provided below.

£m	H1 2022	H1 2021	2021	2020	2019
Net cash inflow from operating activities	680	234	1,356	1,407	786
Purchase of property, plant and equipment	(78)	(89)	(228)	(222)	(190)
Proceeds from sale of property, plant, and equipment	1	7	12	6	51
Purchase of intangible assets	(14)	(35)	(70)	(96)	(53)
Proceeds from sale of intangible assets	3	72	137	924	120
Distributions to non-controlling interests	(47)	—	(35)	(31)	(28)
Interest paid	(4)	(9)	(15)	(19)	(29)
Interest received	12	9	16	19	24

Free cash flow	553	189	1,173	1,988	681

Free cash flow conversion

The reconciliation of free cash flow conversion for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 and for the six-month periods ended 30 June 2022 and 30 June 2021 is provided below.

£m	H1 2022	H1 2021	2021	2020	2019
Free cash flow	553	189	1,173	1,988	681
Profit after tax	544	520	1,439	1,181	687

Free cash flow conversion	102%	36%	82%	168%	99%

Net Capital Expenditure

The reconciliation of net capital expenditure for the six-month periods ended 30 June 2022 and 30 June 2021 is provided below:

£m	H1 2022	H1 2021
Purchase of property, plant and equipment	(78)	(89)
Proceeds from sale of property, plant and equipment	1	7
Purchase of intangible assets	(14)	(35)
Proceeds from sale of intangible assets	3	72

Net capital expenditure	(88)	(45)

Net debt

The reconciliation of net debt to the different balance sheet items for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 and for the six-month period ended 30 June 2022 is provided below.

£m	H1 2022	2021	2020	2019
Short-term borrowings	(332)	(79)	(82)	(64)
Long-term borrowings	(9,918)	(87)	(105)	(121)
Derivative financial liabilities	(66)	(19)	(25)	(2)
Cash and cash equivalents and liquid investments	1,334	414	334	340
Derivative financial assets	146	17	6	12

Net debt[1]	(8,836)	246	128	165

Note:

1.

The sum of the Group’s cash and cash equivalents and liquid investments and derivative financial assets exceeded the sum of its short-term borrowings, long-term borrowings and derivative financial liabilities in the period 2019-H1 2022 (a net cash position). ‘Net debt’ is defined differently to ‘indebtedness’ referenced in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Other selected financial and operating information

Regional performance

The table below sets out the Group’s regional revenue and Adjusted operating profit for the six-month periods ended 30 June 2022 and 30 June 2021.

	Revenue (£m)		Revenue change H1 21 - H1 22%
	H1 2022	H1 2021	Reported Rates	Constant Current	Organic
North America	1,873	1,595	17.4%	10.0%	10.4%
EMEA and LatAm	2,069	1,903	8.7%	10.6%	12.1%
APAC	1,246	1,077	15.7%	13.0%	12.3%

Total	5,188	4,575	13.4%	10.9%	11.6%

	Adjusted Operating Profit (£m)		Adjusted Operating Profit Margin (%)
	H1 2022	H1 2021	H1 2022	H1 2021
North America	454	316	24.2%	19.8%
EMEA and LatAm	467	458	22.6%	24.1%
APAC	300	244	24.1%	22.7%
Corporate and other unallocated	(30)	(35)	n/a	n/a

Total	1,191	983	23.0%	21.5%

Reconciling items between Adjusted operating profit and operating profit(1)	(291)	(246)	n/a	n/a

Group operating profit	900	737	17.3%	16.1%

Notes:

1.

Reconciling items for these purposes are the Adjusting Items, which are defined within “—Adjusting Items” above. A reconciliation between IFRS and Adjusted Results is included at “—Adjusting Results” above.

The tables below set out the Group’s regional revenue and Adjusted operating profit for the years ended 31 December 2021, 31 December 2020 and 31 December 2019.1

	Revenue (£m)			Revenue change FY20-FY21%			Revenue change FY19-FY20%
	2021	2020	2019	Reported rates	Constant currency	Organic	Reported rates	Constant currency	Organic[2]
North America	3,525	3,779	2,880	(6.7)	(1.3)	1.3	31.2	32.6	0.7
EMEA and LatAm	3,877	4,059	3,898	(4.5)	—	3.5	4.1	8.4	3.1
APAC	2,143	2,054	1,702	4.3	7.1	9.1	20.7	21.8	5.7

Total	9,545	9,892	8,480	(3.5%)	1.0%	3.8%	16.7%	19.3%	2.8%

	Adjusted operating profit (£m)			Adjusted operating profit margin %
	2021	2020	2019	2021	2020	2019
North America	828	897	660	23.5%	23.7%	22.9%
EMEA and LatAm	960	857	746	24.8%	21.1%	19.1%
APAC	461	377	311	21.5%	18.4%	18.3%
Central and unallocated	(77)	(57)	(63)	n/a	n/a	n/a

Total	2,172	2,074	1,654	22.8%	21.0%	19.5%

Reconciling items[3]	(534)	(476)	(757)	n/a	n/a	n/a

Group operating profit	1,638	1,598	897	17.2%	16.2%	10.6%

Notes:

1.

On a segment basis, Adjusted operating profit is the measure of segment profit or loss reviewed by Haleon’s chief operating decision maker. Adjusting Items are not allocated by segment, as these items are managed and funded centrally by the Group, and therefore are not part of the measure of segment profit or loss reviewed by Haleon’s chief operating decision maker. See Note 6 to the Financial Statements beginning on page F-23.

2.

Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Sales patterns during these two periods were materially impacted by the COVID-19 pandemic with increased sales during the former period driven by accelerated purchases by consumers combined with increased consumption and sales during the latter period negatively impacted by a reduction in consumer inventories and weak cold and flu incidence (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Impact of macroeconomic factors and market trends on discretionary consumer spending”).

3.

Reconciling items for these purposes are the Adjusting Items, which are defined at “—Adjusting Items” above. A reconciliation between IFRS and Adjusted Results is included at “—Adjusting Results” above.

Revenue by product category

The table below sets out the Group’s revenue by product category for the six-month periods ended 30 June 2022 and 30 June 2021.

	Revenue (£m)		Revenue change H1 21 - H1 22%
	H1 2022	H1 2021	Reported rates	Constant currency	Organic
Oral Health	1,438	1,360	5.7%	5.4%	5.1%
VMS	816	702	16.2%	11.9%	11.9%
Pain Relief	1,248	1,093	14.2%	11.8%	11.7%
Respiratory Health	683	455	50.1%	46.7%	46.7%
Digestive Health and Other	1,003	965	3.9%	0.3%	3.5%

Total	5,188	4,575	13.4%	10.9%	11.6%

The table below sets out the Group’s revenue by product category for the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

	Revenue (£m)			Revenue change FY20-FY21%			Revenue change FY19-FY20%
	2021	2020	2019	Reported rates	Constant currency	Organic	Reported rates	Constant currency	Organic
Oral Health	2,724	2,745	2,657	(0.8)	4.4	4.4	3.3	5.9	5.9
VMS	1,501	1,494	597	0.5	3.9	4.2	150.3	154.6	19.3
Pain Relief	2,237	2,192	1,742	2.1	6.2	6.5	25.8	28.6	4.9
Respiratory Health	1,132	1,298	1,318	(12.8)	(8.6)	(1.8)	(1.5)	0.5	(6.3)
Digestive Health and Other	1,951	2,163	2,166	(9.8)	(5.0)	3.1	(0.1)	2.5	(2.5)

Total	9,545	9,892	8,480	(3.5%)	1.0%	3.8%	16.7%	19.3%	2.8%

CAPITALISATION

The following table sets forth the Group’s consolidated capitalisation as at 30 June 2022 on an actual basis and on an as adjusted basis to illustrate the effects of: (1) additional borrowings under the Term Loan Facility to fund the Pre-Demerger Dividend, (2) the Pre-Demerger Dividend, the Balancing Dividend and the Sweep-Up Dividend (each as defined in “Business—The Demerger and Further Preparatory Steps—Pre-Separation dividends”), (3) the issuance of Non-Voting Preference Shares and (4) the net settlement of related party loans prior to Separation, in each case, on the capitalisation of the Group as if these transactions had taken place on 30 June 2022. The “As Adjusted” information below is for illustrative purposes only and therefore does not represent the Group’s actual capitalisation as at that date.

Financial information set forth in the “Actual” column was derived from the Group’s Interim Financial Statements. This information should be read in conjunction with information included elsewhere in this prospectus, including the Financial Statements, “Presentation of Financial and Other Information,” “Selected Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

£m	Note	Actual	As Adjusted
Share capital		1	1
Share premium		70	70
Other reserves		(11,553)	(11,553)
Retained earnings	1	38,377	27,295

Shareholders’ equity		26,895	15,813
Non-controlling interests		104	104

Total equity		26,999	15,917

Short-term borrowings
Lease Liabilities		32	32

Total Secured		32	32
Bank loan and overdrafts		300	300
Loan amounts owing to related parties	2, 6	3	—

Total Unsecured		303	300
Total short-term borrowings and loan amounts owing to related parties		335	332
Long-term borrowings
Lease Liabilities		99	99
Total Secured		99	99
£300,000,000 2.875 per cent. notes due 2028	3, 6	299	299
£400,000,000 3.375 per cent. notes due 2038	3, 6	398	398
€850,000,000 1.250 per cent. notes due 2026	3, 6	704	704
€750,000,000 1.750 per cent. notes due 2030	3, 6	642	642
€750,000,000 2.125 per cent. notes due 2034	3, 6	638	638
$700,000,000 3.024 per cent. callable notes due 2024	3, 6	577	577
$300,000,000 floating rate callable notes due 2024	3, 6	248	248
$2,000,000,000 3.375 per cent. notes due 2027	3, 6	1,643	1,643
$1,000,000,000 3.375 per cent. notes due 2029	3, 6	817	817
$2,000,000,000 3.625 per cent. notes due 2032	3, 6	1,642	1,642
$1,000,000,000 4.000 per cent. notes due 2052	3, 6	799	799
$1,750,000,000 3.125 per cent. notes due 2025	3, 6	1,412	1,412
Term Loan Facility	4, 6	—	1,490
Non-Voting Preference Shares	5	—	25
Total Unsecured		9,819	11,334

Total long-term borrowings		9,918	11,433
Total borrowings		10,253	11,765

Total capitalisation	7	37,252	27,682

(1)	Retained earnings in the “As adjusted” column reflects the following adjustments:
•	An adjustment to reflect the payment of the Pre-Demerger Dividend to GSK and Pfizer of £10,401 million.
•	An adjustment of £78 million comprised of a non-cash dividend of £25 million to Pfizer through the issuance of Non-Voting Preference Shares and the Balancing Dividend of £53 million in cash to GSK.
•	An adjustment to reflect the payment of the Sweep-Up Dividend to a subsidiary of each of GSK and Pfizer of £603 million.
(2)

Loan amounts owing to related parties were fully settled against outstanding loan amounts owing from related parties as part of Separation. As a result, this adjustment reflects a remaining nil balance of loan amounts owing to related parties.

(3)

Unsecured long-term borrowings include the net proceeds from the issuance of the Pre-Separation Programme Notes and the Old Notes (the “Pre-Separation Notes”). Long-term borrowings reflect the proceeds received from the Pre-Separation Notes, less transaction costs of £34 million incurred which are capitalised and will be amortised over the term of each note. The net proceeds received from the issuance of the Pre-Separation Notes were used to fund payment of the Pre-Demerger Dividend.

(4)

The amount in the “As adjusted” column in relation to Term Loan Facility reflects £1,490 million of borrowings drawn down (net of £4 million transaction costs) from the Term Loan Facility required to fund the payment of the Pre-Demerger Dividend based on requirements defined in the Pfizer SHA.

(5)

The amount in the “As adjusted” column in relation to Non-Voting Preference Shares includes an adjustment to reflect the issuance of £25 million in Non-Voting Preference Shares to Pfizer as a non-cash dividend.

(6)

Had the Pre-Separation Notes been issued, additional borrowings under the Term Loan Facility been raised, and loan amounts owing to and owed from related parties been settled on 1 January 2021, net finance costs would have been £305 million, the income tax charge would have been £131 million, and profit after tax would have been £1,202 million, resulting in a basic and diluted earnings per share of 115,341p, for the year ended 31 December 2021.

(7)	Total capitalisation is the sum of total equity and total borrowings.

BUSINESS

General Corporate Information

Haleon was incorporated and registered in England and Wales under the Companies Act as a private company limited by shares on 20 October 2021 under the name DRVW 2022 Limited with registered number 13691224. Haleon was re-registered as a public limited company (DRVW 2022 plc) on 23 February 2022 and changed its name to Haleon plc on 28 February 2022. The principal legislation under which Haleon operates is the Companies Act and regulations made thereunder.

Following Separation, the principal activity of Haleon is to act as the ultimate holding company of the Group.

Haleon is domiciled in England and Wales with its registered and head office at Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom. The telephone number of Haleon’s registered office is +44 1932 822000 and its website is www.haleon.com. The information on Haleon’s website does not form part of this prospectus.

Evolution of the Group

The Group has been transformed since 2012 through progressive strategic M&A and divestments to create a world leader in consumer healthcare.

The Group’s scale has greatly expanded through the successful combination of the legacy GSK consumer healthcare business with the Novartis consumer healthcare business in 2015, and the subsequent combination of this business with the Pfizer consumer healthcare business in 2019, reaching revenue of £9.5 billion in FY 2021. In addition, the Group’s focus has been sharpened since 2012 through the progressive divestment of the GSK Group’s Nutritionals businesses (including Lucozade, Ribena and Horlicks) and the divestment by the Group of non-strategic OTC brands including its recent programme of divestments of non-strategic and growth-dilutive brands (with aggregate net proceeds from divested brands of £1.1 billion and examples of divested brands including Breathe Right, Physiogel and Venoruton) during the period from FY 2019 to FY 2021. This deliberate strategy has resulted in a portfolio more focused on higher-growth categories, markets and channels. These transactions also provided a catalyst for a broader transformation of the Group as set out below.

The key M&A milestones since 2012 in the Group’s business are summarised below:

Legacy GSK consumer healthcare business

Prior to its combination with the Novartis consumer healthcare business in 2015, GSK’s consumer healthcare business was already one of the world’s leading OTC and Oral Health companies with a long heritage in consumer healthcare products dating back to the 18th century, when its founding companies in Britain, the USA and Germany sold herbal products, laxatives, vitamins and soaps.

The Group sold a range of leading OTC brands (including Panadol, Fenbid, Tums and ENO) across Respiratory Health, Pain Relief, Digestive Health, Skin Health and Smokers’ Health, together with a strong portfolio of Oral Health brands (including Sensodyne, Polident and parodontax).

Geographically, GSK’s consumer healthcare business had a strong presence in higher-growth emerging markets in the Middle East, Africa and Asia, which complemented its businesses in Europe and North America.

Joint venture with Novartis

On 2 March 2015, GSK and Novartis formed a consumer healthcare joint venture to combine the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business (the “GSK/Novartis JV”). Novartis’ business provided the GSK Group with a meaningful incremental presence in OTC, including several major brands, notably Voltaren,1 Theraflu, Excedrin and Otrivin. The combination added a leading portfolio of globally recognised consumer-preferred and expert-recommended brands in the Pain Relief, Respiratory Health, Smokers’ Health and Skin Health categories to the Group’s business. Geographically, Novartis’ presence in Central and Eastern Europe combined with GSK’s strength in these and other emerging markets presented multiple new growth opportunities across the combined portfolio.

In June 2018, GSK acquired Novartis’ shareholding in the GSK/Novartis JV for $13 billion, enabling GSK to take full operational and strategic control of the business.

Joint venture with Pfizer

On 31 July 2019, the GSK Group completed a transaction with Pfizer to combine substantially all of the GSK Group’s and Pfizer Group’s respective consumer healthcare businesses into a new world-leading consumer healthcare joint venture (as further described in “Material Contracts—Pfizer Stock and Asset Purchase Agreement”).

The transaction, which was transformational to the scale of the Group’s business, brought together two businesses with highly complementary geographic footprints and brand portfolios. While the Group retained its strong European footprint, completion of the transaction also provided the Group with incremental geographical scale in the USA, where it became the leader in OTC/VMS, and in China, where it became the leading OTC/ VMS multinational. From a portfolio perspective, the transaction provided the Group with global leadership in the higher-growth VMS market (key brands: Centrum, Caltrate and Emergen-C), as well as a leading presence in the US pain relief market through the acquisition of Advil, complementing the Group’s existing Pain Relief portfolio under the Panadol, Voltaren, Fenbid and Excedrin brands. Until the completion of the Demerger and the Share Exchanges, as applicable, GSK owned 68 per cent. of the ordinary shares in CH JVCo, being the entity through which both GSK and Pfizer held their equity interests in the joint venture, with Pfizer holding the remaining 32 per cent. of the ordinary shares in CH JVCo. The legacy Pfizer business has now been fully integrated into the Group.

[1]	Voltaren is a Novartis brand licensed to the Group exclusively for OTC products.

Divestment of OTC and skin care non-core brands

Alongside integration of the Pfizer consumer healthcare business, the Group exited approximately 50 non-strategic and growth-dilutive OTC and skincare assets from 2019 to 2021 to raise £1.1 billion of net proceeds. These disposals have further focused the business on higher-growth categories, markets and channels and thereby enhanced the growth profile of the Group.

Transformation of the Group

The transactions summarised above have acted as a catalyst for a much broader transformation of the Group, which is summarised below.

Portfolio reshaped, well positioned for growth

The portfolio changes since 2015 have resulted in a group that has been repositioned towards higher, above-market growth. The share of sales driven from the Group’s nine large-scale multinational power brands: Panadol, Voltaren, Advil, Otrivin, Theraflu, Sensodyne, Polident, parodontax and Centrum (collectively, the “Power Brands”), which together have higher revenue growth rates than the overall Group (and generally have higher gross margins), has increased from 44 per cent. in 2015 to 58 per cent. in FY 2021 and the 2019-2021 divestment programme has eliminated a significant drag on overall growth.2 The Pfizer Transaction provided the Group with a significantly greater presence in higher-growth categories, notably building a leadership position in VMS which has a higher growth rate than other categories3 and represented 16 per cent. of Group revenue in FY 2021 compared to 1 per cent. in 2015. Similarly, investments made in digital commerce have meaningfully increased the Group’s presence in the high growth e-commerce / digital channel, which grew from less than 1 per cent. of revenue in 2015 to 8 per cent. of revenue in 2021. The Group is also well-positioned in key geographies following the Novartis and Pfizer transactions. The Group has leading positions in the world’s top two OTC /VMS markets with OTC /VMS market leadership in the USA (first in 2021 compared to fourth in 2015) and the leading OTC / VMS multinational position in China (second overall in 2021 compared to fourteenth in 2015). These two markets accounted for over 40 per cent. of Group revenue in FY 2021 and its leading presence in these two markets provides the Group with a strong platform for future growth.

Optimised operating model, lean cost base and capabilities improved

Since 2015, the Group has made significant improvements to its footprint and operating model, thereby delivering a sustainable increase in operating profit margin to support reinvestment in brands, capabilities and tools to support growth.

The Group has significantly reduced its manufacturing site footprint. The 41 sites inherited from the legacy Novartis, Pfizer and GSK consumer healthcare businesses since 2015 have been reduced to 24 in 2022. Similarly, warehousing and distribution centres have been reduced from over 200 inherited to approximately 90 in 2022 and R&D sites have been consolidated from nine inherited to four in 2022.

In parallel, the Group has significantly improved the efficiency and effectiveness of its advertising and promotion spend. In particular, the Group doubled its digital media spend between FY 2019 and FY 2021, with enhanced targeting and a focus on return on investment. Digital media spend represented approximately 50 per cent. of total media expenditure in FY 2021 and in the USA and China in particular, most of the Group’s advertising and

[2]

Over 90 per cent. of the sales of OTC and skincare brands divested had negative growth based on compound revenue growth on a CER basis over the two years prior to divestment for brands divested in 2019 and three years for brands divested in 2020 or 2021.

[3]	Source: Nicholas Hall Consumer Healthcare 2017-21 sales growth at manufacturer’s selling prices.

promotion spend is now digital with more to come in other markets. The Group has also rebalanced the spend behind its Power Brands to drive future growth from its biggest opportunities, and increased consumer facing advertising and promotion.

Finally, the Group has evolved its operating model and enhanced its capabilities to support stronger execution. Local markets have been increasingly empowered to innovate, improving the Group’s agility to adapt to changing local needs. Significant investments have been made in data and tools to drive improved data-led decision-making and stronger returns on the Group’s investments. In addition, specialised tools have been built that enable better execution, including, for example the Group’s shopper science lab which enable commercial teams to experiment with retail experiences and provide category management analysis in partnership with retailers in each of the Group’s regions.

Delivering momentum while investing for growth

The Group’s strategy since 2019 has delivered strong financial results with good momentum for the future, despite a net negative effect from the COVID-19 pandemic and the focus on integration of the Pfizer assets and separation activities.

Since FY 2019, the Group’s revenue has increased by 12.6 per cent. to £9.5 billion in FY 2021. This reflects the incorporation of the Pfizer business (only 5 months was included in FY 2019 as the transaction closed on 31 July 2019) and underlying business growth, partially offset by divestments and adverse foreign exchange movements. The Group’s organic revenue growth exceeded 2019-2021 market growth, with 2.8 per cent. organic revenue growth in FY 20204 and 3.8 per cent. organic revenue growth in FY 2021. The Group’s FY 2020 organic revenue growth does not, however, fully reflect the FY 2019 to FY 2020 growth of the current brand portfolio as it excludes the January to July revenue for the legacy Pfizer brands in FY 2019 and FY 2020 and the figures also include growth-dilutive brands which no longer form part of the Group’s portfolio.

In terms of profitability, the Group delivered a robust gross profit margin of 62 per cent. and Adjusted gross profit margin at 63 per cent. in FY 2021, demonstrating the strength of its brands, its optimised manufacturing footprint, and continued focus on price, cost of goods sold and efficiencies to offset inflation. We believe this margin is sustainable. In addition, the Group has almost fully delivered on the £500 million synergies projected at the time of the Pfizer Transaction in 2019 and expects to realise around a further £120 million of synergies in 2022, taking the total to around £600 million. Overall, the Group delivered an operating profit margin of 17.2 per cent. and Adjusted operating profit margin of 22.8 per cent. in FY 2021, an increase of 6.6 percentage points and 3.3 percentage points, respectively, since FY 2019 despite adverse currency impacts. Over the same period, the Group reinvested a share of operating cost savings into advertising and promotion spend on brands to support future growth. Finally, in terms of cash flow, the Group delivered £1.4 billion net cash inflow from operating activities in both FY 2020 and FY 2021 driven by the underlying profitability of the business, a disciplined approach to working capital (including a reduction in inventory and debtor days) and stable capital expenditure.

[4]

The FY 2020 growth rate calculated on an organic basis was negatively impacted by uneven consumer buying patterns in FY 2020 during the COVID-19 pandemic which overlapped with the first twelve months following the Pfizer Transaction. Specifically, the calculation of organic revenue in FY 2020 excludes revenue attributable to the brands acquired as part of the Pfizer Transaction in the period 1 January 2020 to 31 July 2020 (see “Presentation of Financial and Other Information—Adjusted Results and other non-IFRS financial measures”) and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Revenue during the former period was high driven by accelerated consumer purchases at the beginning of the COVID-19 pandemic. Revenue during the latter period was negatively impacted by a reduction in consumer inventories (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). The calculation also includes revenue up to the point of sale for low growth divested brands, which no longer form part of the Group’s portfolio.

Preparing for a standalone Group with distinctive purpose and culture

On 19 December 2018, the GSK Group announced its intention to separate the Group into a standalone business within three years of the acquisition of the Pfizer consumer health business (which ultimately closed on 31 July 2019). Since then, the Group commenced a broad range of initiatives to ensure that the Group is able to operate independently of GSK and Pfizer. As part of this separation process, the Group has also implemented a number of further initiatives to create a distinct business which are already driving increased organisational agility and a more focused culture premised on performance and purpose.

The Demerger and Further Preparatory Steps

On 18 July 2022, the GSK Group completed the separation of the Consumer Healthcare Business by way of a demerger of the predominant part of the GSK Group’s holding in the Group. Pursuant to the Demerger, holders of GSK Shares and holders of GSK ADSs at the Record Time received Ordinary Shares and ADSs, respectively.

Pursuant to the Demerger and subsequent Share Exchanges described below, Haleon came to own the entire issued share capital and other equity interests of each of GSKCHH and PFCHH which, together, own the entire issued share capital of CH JVCo.

Ownership of the Group

Immediately prior to the Demerger, the ownership of the Group was as follows:

The share capital of CH JVCo consisted of: (i) 680,000 JVCo A Ordinary Shares of £1 each; (ii) 300,000 non-voting JVCo Preference Shares of £1 each; and (iii) 320,000 JVCo B Ordinary Shares of £1 each. The JVCo A Ordinary Shares and JVCo B Ordinary Shares each carry one vote per share. Holders of the JVCo Preference Shares are entitled to 0.01 per cent. of the aggregate amount of any dividends declared by CH JVCo, and are not entitled to any proportion of the assets of CH JVCo available for distribution to shareholders on a return of capital on a winding-up of CH JVCo (excluding any intra-group re-organisation on a solvent basis). All JVCo A Ordinary Shares and JVCo Preference Shares were held by GSKCHH prior to Separation. All JVCo B Ordinary Shares were held by PFCHH, which was a wholly owned subsidiary of Pfizer prior to Separation.

Accordingly, immediately prior to the Demerger, the share capital of CH JVCo was held as follows:

Shareholder	Class	Number of shares	Voting rights	Nominal Value

GSKCHH	JVCo A Ordinary Shares	680,000	68 per cent.	75.38 per cent
	JVCo Preference Shares	300,000	N/A
PFCHH	JVCo B Ordinary Shares	320,000	32 per cent.	24.62 per cent

The share capital of GSKCHH was comprised of three classes of shares: (i) GSKCHH A Ordinary Shares; (ii) GSKCHH B Ordinary Shares; and (iii) GSKCHH C Ordinary Shares. Immediately prior to the Demerger, all of the GSKCHH A Ordinary Shares and GSKCHH B Ordinary Shares were held by GSK. As part of certain arrangements to fund GSK’s UK pension benefit obligations, on 25 March 2022, GSK transferred its entire holding of GSKCHH C Ordinary Shares to the SLPs.

Pfizer has informed Haleon that it intends to exit its position in Haleon in a disciplined fashion, with an objective of maximising value for Pfizer shareholders.

Demerger

The Demerger was implemented by GSK declaring an interim dividend in specie satisfied by: (i) the transfer by GSK of the GSKCHH A Ordinary Shares to Haleon in return for (ii) the issuance of Ordinary Shares by Haleon to holders of GSK Shares who were registered on the register of members of GSK at the Record Time (including JPMorgan Chase Bank N.A., custodian of the GSK Shares underlying the GSK ADSs) on the basis of one Ordinary Share for each GSK Share held by such holders of GSK Shares at the Record Time, save that the number of Ordinary Shares allotted and issued to each of the four initial shareholders of Haleon was reduced by the number of Ordinary Shares already held by them at the Record Time. In connection with the Demerger, each holder of GSK ADSs as of the Record Time was entitled to receive one newly-issued ADS for each GSK ADS held by such holder of GSK ADSs as of the Record Time.

The Ordinary Shares commenced trading on a standalone basis on the main market of the LSE at market open on 18 July 2022. The ADSs commenced “regular-way” trading on a standalone basis on the NYSE at market open on 22 July 2022.

We may use a specialist firm to make a market in the ADSs on the NYSE to facilitate sufficient liquidity and maintain an orderly market in ADSs throughout normal NYSE trading hours.

Share Exchanges

Shortly following completion of the Demerger, the Share Exchanges occurred, under which Haleon came to own the entire issued share capital and other equity interests of GSKCHH and PFCHH, which together own the entire issued share capital of CH JVCo. The purpose of the Share Exchanges was to rationalise Haleon’s shareholder structure such that all persons with an interest in the Group do so through holding shares in Haleon, as listed parent company, and not further down the Group structure. Accordingly:

•

GSK transferred its entire shareholding of GSKCHH B Ordinary Shares, representing an 8.01 per cent. stake in the ordinary share capital of GSKCHH, to Haleon in exchange for 502,727,073 Ordinary Shares (the “GSK Share Exchange”). The number of Ordinary Shares held by GSK at UK Admission represented 5.44 per cent. of the total issued share capital of Haleon;

•

each of the SLPs transferred their respective holdings of GSKCHH C Ordinary Shares, representing 11.03 per cent. in aggregate of the ordinary share capital of GSKCHH, to Haleon in consideration for 692,593,037 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of ADSs), representing 7.5 per cent. (in aggregate and to the nearest whole Ordinary Share) of the total issued share capital of Haleon at UK Admission; and

•

Pfizer transferred its entire holding in PFCHH to Haleon in consideration for (i) 2,955,063,626 new Ordinary Shares, representing 32 per cent. of the total issued share capital of Haleon (to the nearest whole Ordinary Share) at UK Admission and (ii) 25 million fully paid non-voting preference shares of £1 each in the capital of Haleon (the “Non-Voting Preference Shares”), together, the “Share Exchanges.”

Immediately following the Pfizer Share Exchange described in the third bullet above, Pfizer sold its entire holding in the Non-Voting Preference Shares to one or more third party investor(s).

Immediately after Separation, the ordinary share capital of Haleon was held as follows:

Shareholder	Class	Number of shares	Voting rights

Pfizer (including interests in Ordinary Shares held indirectly through holdings of ADSs)	Ordinary Shares	2,955,063,626	32 per cent.
SLPs	Ordinary Shares	692,593,037	7.5 per cent.
GSK	Ordinary Shares	502,727,073	5.44 per cent.
Other holders of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of ADSs)	Ordinary Shares	5,084,190,095	55.06 per cent

Pre-Separation dividends

Prior to Separation, the Group paid certain dividends to GSKCHH and/or PFCHH. These dividends included:

•	a cash dividend of £53 million paid by the Group to GSKCHH in connection with the issuance of the Non-Voting Preference Shares to Pfizer (the “Balancing Dividend”);

•

a cash dividend of £10,401 million paid by the Group to GSKCHH and PFCHH, equal to the pre-separation debt proceeds of the Group (meaning the amounts received by members of the Group on repayment of the Notes Proceeds Loans together with any amounts drawn by members of the Group under any additional borrowings (including, but not limited to, the Term Loan Facility) as at the date of the Pre-Demerger Dividend) (“Pre-Separation Debt Proceeds”) less £300 million (the “Pre-Demerger Dividend”); and

•

following the payment of the Balancing Dividend and the Pre-Demerger Dividend, a cash dividend of £603 million paid by the Group to GSKCHH and PFCHH, in accordance with the contractual arrangements for the Demerger which, in summary, required all readily available cash in excess of £300 million plus an additional £63 million, to be paid to GSKCHH and PFCHH prior to Separation (the “Sweep-up Dividend”).

Prior to the Pre-Separation Dividends, the Group continued to pay its ordinary course, quarterly dividends to GSKCHH and PFCHH in accordance with the terms of the Pfizer SHA (including, a dividend paid in respect of the Group’s financial performance for Q1 2022).

Pre-Separation bond issuances

As part of the preparation for the Demerger, on 16 March 2022, the EMTN Issuers established the Programme pursuant to which the EMTN Issuers may issue notes from time to time. As at the date of this prospectus, the EMTN Issuers have issued the pre-Separation Programme notes under the Programme: £300,000,000 2.875 per cent. notes due 29 October 2028, £400,000,000 3.375 per cent. notes due 29 March 2038, €850,000,000 1.250 per cent. notes due 29 March 2026, €750,000,000 1.750 per cent. notes due 29 March 2030 and €750,000,000 2.125 per cent. notes due 29 March 2034 (the “Pre-Separation Programme Notes”).

In addition, on 24 March 2022, the US Issuer and the UK Issuer issued the Old Notes.

The payment of all amounts owing in respect of: (i) notes issued under the Programme (including the Pre-Separation Programme Notes); and (ii) the Old Notes is, as at the date of this prospectus, guaranteed by Haleon. Following completion of the GSK Share Exchange, the guarantee provided by GSK ceased to be effective and the guarantee provided by Haleon came into full force and effect. Further details of the terms and conditions governing the notes issued under the Programme and the Old Notes can be found in “Management’s Discussion And Analysis of Financial Condition And Results Of Operations— Liquidity and Capital Resources—Capital Resources and Indebtedness.”

The net proceeds of the Pre-Separation Programme Notes and the Old Notes have been made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of the Notes Proceeds Loans pursuant to the Notes Proceeds Loan Agreements. As such:

•

on 24 March 2022, GlaxoSmithKline Consumer Healthcare Finance Limited made a loan of £4,465,197,183.55 to GlaxoSmithKline Finance plc and a loan of £2,101,269,262.85 to Pfizer Service Company Ireland Unlimited Company; and

•

on 29 March 2022, GlaxoSmithKline Consumer Healthcare Finance Limited made a loan of £1,798,139,950.68 to GlaxoSmithKline Finance plc and a loan of £846,183,506.20 to Pfizer Service Company Ireland Unlimited Company (together, the “Notes Proceeds Loans”) pursuant to certain upstream loan agreements as amended from time to time (the “Notes Proceeds Loans Agreements”).

The terms of the Notes Proceeds Loan Agreements required, among other things, that the Notes Proceeds Loans were repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited on 13 July 2022. Following repayment of the Notes Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited were made available to CH JVCo in order to fund a portion of the Pre-Demerger Dividend.

The Group’s asset perimeter

On 1 June 2022, GSK, GSKCHH and CH JVCo entered into the Asset Transfer Framework Agreement, which sets out the framework for transferring certain businesses, assets, liabilities and employees that were excluded from the original perimeter of the GSK/Pfizer JV as contemplated in the Pfizer SAPA and others that were included in the original perimeter of the GSK/Pfizer JV but had not yet legally transferred or to record the transfer of “wrong pocket” assets under the Pfizer SAPA, in each case from the GSK Group to the Group (where a “wrong pocket” asset or liability is one that parties have identified as incorrectly being transferred, or not transferred, to the other party in line with the principles of the Pfizer SAPA) (see also “Material Contracts—Pfizer Stock and Asset Purchase Agreement”).

The Asset Transfer Framework Agreement also sets out the framework for transferring certain businesses, assets, liabilities and employees from the Group to the GSK Group to record the transfer of “wrong pocket” assets under the Pfizer SAPA, and to remove assets from the Group that do not relate to the Consumer Healthcare Business, in each case from the Group to the GSK Group. For further information on the Asset Transfer Framework Agreement, please see “Material Contracts—Asset Transfer Framework Agreement.”

Capital Expenditures and Divestures

See “Management’s Discussion And Analysis of Financial Condition And Results Of Operations—Capital Expenditure.”

Public Information

See “Where you can find more information.”

BUSINESS OVERVIEW

This section should be read in conjunction with the section entitled “Presentation of Financial and Other Information—Market and Industry Data” for further information on the use of market and industry data in this prospectus.

Key highlights

We believe that the Group is an exceptional business: a business with significant global scale and reach with leading market share positions, differentiated by its 100 per cent. focus on consumer healthcare and driven by its purpose of delivering better everyday health with humanity. Its leading brands are built on science, innovation and human understanding and are trusted by millions of consumers globally.

The Group is a world leader in consumer healthcare and is the leading business by sales in OTC, VMS and Therapeutic Oral Health.5 The Group’s portfolio of category-leading brands includes the world’s number one Toothpaste for sensitivity,6 the world’s leading Multivitamin, the world’s leading Topical Pain Relief brand, the world’s leading Denture Care brand and a broad range of other large-scale, well-known consumer healthcare brands with a leading global or regional presence.

The Group operates in a market that was worth over £160 billion in 2021 and is more relevant than ever following the COVID-19 pandemic. Consumers are increasingly conscious of their health and, supported by greater digital resources, are willing to take greater ownership of treatment and prevention. This trend is further accelerated in emerging markets by a growing middle-class population with a greater willingness to pay for OTC and wellness products. In addition, an ageing population across many countries, drives greater demand for many of the products in the Group’s categories; for example, the requirements for arthritis pain relief and for Denture Care products are linked with age. Similarly, governments, facing pressure on healthcare spending driven by an ageing population, have adopted policy measures designed to increase the use of OTC drugs (which are not generally reimbursed by governments) relative to prescription drugs (typically reimbursed). We expect these trends to continue. Underpinned by these and other favourable market factors, we anticipate typical annual market growth of between 3 and 4 per cent. in the medium term.

The Group has a strong footprint in the world’s consumer healthcare markets, including a commercial presence in over 170 markets and a number one or two OTC/VMS market position in countries which represented over 70 per cent. of the world’s OTC/VMS markets by value in 2021. This includes OTC/VMS market leadership in the USA and the leading OTC/VMS multinational position in the higher-growth markets of China and India.

The Group’s scale and brand portfolio is complemented by its well-developed capabilities in trusted science and human understanding. The Group has a longstanding in-house scientific capability deriving from its pharmaceutical heritage, which allows it to both innovate and build trust through constructive engagement with the scientific community. The Group’s scientific capabilities are combined with a deep understanding of the health needs of its consumers, supported by consumer insights and broad engagement with healthcare professionals. Significantly, the Group engages directly with approximately one third of the approximately 10 million healthcare professionals relevant to its categories. The power of this combination is illustrated by the double-digit growth of Sensodyne over the past decade, which has been driven by increasing public awareness of tooth sensitivity as a treatable condition, consumer-centric scientific innovation and the generation of evidence-based claims to support expert recommendations.

[5]

Source: Therapeutic Oral Health ranking is based on Group analysis of third party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022). Therapeutic Oral Health is defined as Therapeutic Toothpaste and Total Dental Appliance Care.

[6]	Source: Group’s analysis of 2020 third party market data.

The Group has been transformed through the synergistic combination of three leading consumer healthcare businesses since 2015, alongside a targeted programme to optimise its operating model, cost base and capabilities for the future. An extensive programme of divestments has sharpened the focus of the business through the divestment of growth-dilutive brands and those outside of its core categories. In addition, the extensive scientific and consumer products experience of its legacy businesses has been significantly enhanced by targeted investment in commercial and scientific capabilities, technologies and facilities, most notably in the digital sphere. The separation of the Group from the GSK Group now offers a number of further intangible benefits, including increased management focus, an infrastructure and organisational design more closely aligned to consumer healthcare requirements, capital allocation priorities tailored to the needs of the business and management incentives which can be focused on the specific priorities of the Group.

Despite a net negative impact of the COVID-19 pandemic, the business delivered above market organic revenue growth in both FY 2020 and FY 2021 whilst successfully integrating the Pfizer consumer healthcare business which became part of the Group on 31 July 2019. Over the period FY 2019 to FY 2021, the Group also achieved a meaningful improvement in Adjusted operating profit margin driven by the delivery of integration synergies and operational efficiencies while still increasing investment in its brands and capabilities. This was achieved in spite of adverse currency movements and the dilutive impact of divestments. Building on this base, the Group has a clear and focused strategy which we believe will drive sustainable above-market growth and attractive shareholder returns based on four key pillars:

•

Driving portfolio growth by increasing household penetration. While the Group’s category-leading brands touch millions of consumers around the world, there remains significant headroom for further penetration[7] across the portfolio. The Group has a clear strategy for driving penetration-led growth with the consumer as its focus and which it plans to accelerate and apply across its broader portfolio.

•

Capitalising on new and emerging growth opportunities. The Group plans to build on its significant recent growth in e-commerce, leveraging its rapidly developing capabilities in this area. Additionally, the Group’s brand portfolio, extensive scale and powerful route to market provide the opportunity to expand brands into new markets where it has the reach and scale to succeed. Similarly, the greater size of the combined legacy GSK and Pfizer consumer healthcare businesses in certain markets (relative to the legacy GSK and Pfizer businesses alone) continues to offer the opportunity to scale up key brands which previously lacked local distribution scale. Further opportunities exist in Rx-to-OTC switches in the USA, an area where the Group has led the market over the last decade, and in accelerating consumer trends such as the growth of the Naturals segment (as defined below), where multiple launches are already underway with more planned.

•

Performance underpinned by strong execution and financial discipline. The Group is focused on first-class commercial execution, increasingly supported by digital tools. In addition, it has a strong culture of financial discipline and continuous improvement. This combination has allowed it to deliver meaningful margin improvements since FY 2019, whilst increasing investment in its brands. The Group’s strategy is to build on this track record, maintaining its focus on commercial execution, business optimisation and cost control, thereby enabling it to deliver sustainable moderate margin expansion while continuing to invest for future growth.

•

Running a responsible business. Running a responsible business is integral to the Group’s purpose of delivering better everyday health with humanity and we believe the Group is well placed to have a positive impact. The Group’s environmental, social and governance (“ESG”) goals focus on tackling the environmental and social barriers to everyday health and driving health inclusivity through the promotion and delivery of sustainable solutions.

[7]	Penetration is the proportion of a population (in a defined geographic market or product category) that has purchased the relevant category, brand or product at least once in the stated period.

The listing of the Ordinary Shares on the LSE is the culmination of a seven year journey since the merger of the legacy GSK and Novartis consumer healthcare businesses to create a global leader in consumer healthcare. The Group’s world-class portfolio of brands, attractive geographic footprint and strong capabilities leave it well positioned to benefit from favourable underlying sector fundamentals.

Market Overview

Consumer Healthcare: a £160+ Billion Market

The global consumer healthcare market is one of the largest, most resilient and fastest-growing across the FMCG sectors. However, unlike other standard FMCG markets, its definition varies across competitors and common industry data sources. OTC/VMS is a major part of the market, a primary focus of the Group’s key competitors and is currently valued at over £135 billion. In addition to OTC/VMS, many peer companies compete in adjacent consumer healthcare markets. For example, the Group and two of its largest consumer healthcare peers compete in Oral Health, currently valued at £25 billion globally.

Therefore, the Group’s definition of the consumer healthcare market comprises: OTC/VMS and Oral Health, which have an aggregate global market size of over £160 billion.8 Further information on the Group’s categories is set out in “—The Key Market Categories for the Group” below.

The Group’s largest single market is the USA, which is the number one consumer healthcare market globally with £41 billion in consumer sales in 2021, representing approximately 27 per cent. of the global market. The Group also has strong presence across Europe and China, as well as in many other higher-growth markets, in particular China, which present an attractive opportunity to increase household penetration of the consumer healthcare category.

Key Market Drivers

The market fundamentals shaping future growth in the consumer healthcare market, which current expectations suggest could grow at a rate of 3-4 per cent. per annum over the medium-term, include the five key drivers below.

Increased consumer focus on health and wellness

In the period prior to the COVID-19 pandemic, global consumers were increasingly taking a more active role in self-management of their health and wellbeing. Since the outbreak of the pandemic, personal healthcare has

[8]	Total 2021 market size of £161 billion based on Group analysis of third party market data.

become even more relevant and this trend has accelerated. 2020 customer research found that 42 per cent. of consumers try to make wellness a priority in their day-to-day life, and 79 per cent. think wellness is important. 71 per cent. of those consumers place a higher priority on their health than they did two to three years ago, and 70 per cent. anticipate health growing in their list of priorities looking forward.9 This represents an important driver in the growth of self-care and underpins favourable trends for the sector as a whole.

Ageing populations

The proportion of people aged 65 years and over is expected to increase from 9.3 per cent. of the global population in 2020 to 16.0 per cent., or approximately one in six people globally, in 2050.10 This change in demographics brings with it increased need for self-care and preventative care.

Emerging middle class

The emerging middle class in higher-growth economies has been a long term growth driver for the consumer healthcare market as greater buying power has led to greater per capita usage. Emerging and higher-growth economies continue to represent a sizeable growth opportunity for the industry: per capita usage for combined OTC/VMS products in the USA was £110 per capita in 2021; and Western European OTC/VMS usage per capita was £53 in the same period.11 By comparison, per capita usage in higher-growth markets, including China (2021 OTC/VMS of £22 per capita), Central and Eastern Europe (2021 OTC/VMS of £29 per capita), India (2021 OTC/VMS of £2 per capita) and Latin America (2021 OTC/VMS of £13 per capita),12 is still relatively low, which presents an attractive opportunity to increase household penetration of the consumer healthcare category.

Growing self-care in the face of increasing pressure on public health systems

Prior to the COVID-19 pandemic, pressure on public health had been rising over the long term. In 2018, global spending on health reached $8.3 trillion, or 10 per cent. of global GDP, growing slightly below GDP for the first time in five years. The COVID-19 pandemic has had, and is continuing to have, a significant adverse impact on health systems globally, and the aftermath of the pandemic may be accompanied by a potentially deep global economic crisis which could have a long-lasting impact on future health financing.13 As such, the consumer healthcare market, and more specifically the ability to help consumers to self-care in general, represents a major opportunity to reduce the current significant burden on public health.

Sizeable unmet consumer needs

Competition in the consumer healthcare market is partly driven by innovation designed to meet unmet consumer needs. Through targeted innovation to address emerging trends—such as the growing demand for natural ingredients, as well as premiumisation (where consumers switch their purchases to premium alternatives), increased consumer interest in personalised products, and emerging technologies that allow consumers to more directly manage their own health—we believe there is a sizeable opportunity for further growth.

[9]	Source: McKinsey & Company, The Future of Wellness H1 2021 Report. Based on consumer research in Brazil, China, Germany, Japan, the US and the UK.
[10]	Source: UN Population Facts, October 2020.
[11]	Source: Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices.
[12]	Source: Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices.
[13]	Source: WHO, 2020.

The Key Market Categories for the Group

OTC/VMS

Within the consumer healthcare market, OTC is distinct in that it is defined primarily by its regulatory status (see also “—Regulatory Overview” below for further information on relevant regulations). OTC medicines are readily available to consumers in retail distribution channels (including pharmacies) without the need for a doctor’s prescription. OTC comprises several categories defined by specific consumer needs and competition is at the category level. The Group’s OTC business is focused on three of the largest categories: Respiratory Health (£23 billion market), Pain Relief (£16 billion market) and Digestive Health and Other (£44 billion market). In Digestive Health and Other, the Group has a significant presence in Digestive Health (£15 billion market), Skin Health (OTC Dermatologicals only, £17 billion market) and Smokers’ Health (£1.3 billion market of the broader £13 billion Lifestyle OTC market). Current expectations suggest that the OTC sector could grow by approximately 2-3 per cent. per annum in the medium term.14

In contrast to the broader FMCG marketplace, OTC is highly regulated, with a regulatory environment that differs by country and respective regulator. Most OTC innovations and consumer benefit claims must pass a rigorous approval process including pharmaceutical-like clinical testing. Distribution is also heavily regulated: in many countries, OTC medicines are typically available only via the pharmacy channel, although the USA, Australia and UK, where mass market distribution is permitted, are notable exceptions. While the associated regulatory environment tends to lead to a slower innovation cycle versus typical FMCG, it provides a significant competitive advantage to businesses such as the Group with strong scientific capabilities and strong pharmacy and retail channel execution infrastructure and capabilities.

Competition in OTC is characterised by scientific innovation designed to fulfil unmet consumer needs and is supported by FMCG consumer branding and marketing. Innovations can include improved efficacy, new product formats, innovative packaging, and new consumer benefit claims. Historically, the Rx-to-OTC switch, through which a medicine or class of medicines previously only available via prescription is made readily available to retail consumers, has been a significant growth driver. Switches take a relatively long time and require specific capabilities and expertise, including scientific and regulatory resources, the ability to manage clinical trials, and the ability to actively engage with key opinion leaders and regulators.

Respiratory Health comprises several sub-categories. The Group is the market leader in global Respiratory Health with a global number two position (excluding traditional Chinese medicine) in the largest sub-category, Seasonal Cold and Flu, the number one position in Topical Decongestants and the number four position in Allergy Care.

Pain Relief can be further segmented into Systemic Pain Relief (where the medicine is ingested) and Topical Pain Relief (where the medicine is applied to the skin). The Group is the global market leader in Pain Relief overall as well as in both of these sub-categories.

Digestive Health comprises a range of treatments to support healthy functioning of the gastrointestinal tract including, amongst others: Antacids, Laxatives, and fibre products. The Group is the market leader in Digestive Health globally, due to strong leadership in immediate relief antacids in both developed and emerging markets.

Skin Health is highly fragmented, with multiple subcategories. The largest of these are Wound Healers (the Group is number three globally), Antiseptics and Disinfectants, Anti-itch (number four globally), Acne Remedies, General Antifungals (number three globally), Feminine Intimate Care and Lip Care (number two globally). Additionally, the Group holds a global leadership position in OTC Cold Sore Treatments.

[14]	Group’s projection for medium term (3-5 year) market growth rates based on analysis of third party data and based on the Group’s current brand / market footprint.

Smokers’ Health, in which the Group holds the global number two position,15 is one of several sub-categories comprising the Lifestyle OTC category.

VMS is a £52 billion market and is broad-based, highly fragmented and aligned to multiple specific consumer benefits. While it forms part of the broader OTC/VMS market, it is also adjacent to the broader Nutrition market and, as a result, different competitors may take different views of the market (Nutrition, Dietary Supplements, etc.). The current expectation is that the VMS sector could grow by 4-5 per cent. per annum in the medium term.16 The Group competes in VMS products usually intended to supplement a consumer’s diet, containing one or more dietary ingredients (including vitamins, minerals, herbs or other botanicals, amino acids, and other supplements). Formats can include pills, powders, food-like forms (e.g., gummies), capsules, tablets, or liquids. The Group holds global number one positions in three of the five largest VMS sub-categories: Multivitamins, Vitamin C Supplements and Calcium Supplements. Unlike OTC medicines, VMS products are generally regulated in the same way as foods by relevant government authorities (see “—Regulatory Overview—Food (dietary supplements)” below), and products within this category are distributed across a wide range of consumer channels, including pharmacy, mass and specialty retail, and e-commerce. The less complex VMS regulatory environment allows for a more rapid innovation cycle. However, the comparatively limited constraints and barriers to entry enable smaller or local players to enter and compete within this growing category.

Oral Health

The £25 billion Oral Health market is the most representative of a “true” FMCG category within the Group’s consumer healthcare portfolio, albeit one that often requires differentiating scientific capabilities to successfully compete for market share. The Group holds the global number three market share position in Oral Health overall and the number one position in the Therapeutic Oral Health sub-category.17 The Group also has leading positions in Toothpaste (number two in a £13 billion market) and Denture Care (number one in a £915 million market).

Other major sub-categories include Toothbrushes, Mouthwash, and Whitening. The current expectation is that the Oral Health sector could grow by approximately 3-4 per cent. per annum in the medium term.18

Regulation in relation to innovation, consumer benefit claims, and distribution is generally less complex in the Oral Health market when compared to the OTC market, although some products in the Group’s portfolio are classified as medicines and medical devices, particularly in Therapeutic Oral Health and Denture Care.

Therefore, innovation cycles are typically shorter and outperforming the market requires differentiation and strong consumer marketing capabilities combined with a high degree of agility. Distribution is relatively widespread, with most Oral Health brands readily available to consumers across all major distribution channels (including e-commerce).

[15]	Note the Group’s US Nicorette trade mark, under which the Group’s US Smokers’ Health business is commercialised, is licensed from Johnson & Johnson.
[16]	Group’s projection for medium term (3-5 year) market growth rates based on analysis of third party data and based on the Group’s current brand / market footprint.
[17]

Source: Therapeutic Oral Health ranking is based on Group analysis of third party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022). Therapeutic Oral Health is defined as Therapeutic Toothpaste and Total Dental Appliance Care.

[18]	Group’s projection for medium term (3-5 year) market growth rates based on analysis of third party data and based on the Group’s current brand / market footprint.

Other Key Themes Impacting the Consumer Healthcare Market

Competitive environment

Competitive dynamics: The consumer healthcare market is highly competitive, with brands differentiating themselves through scientific claims, consumer-driven innovation (including new product development and claims), premiumisation and distinguished branding. Competition also leverages traditional FMCG capabilities including consumer and channel marketing.

Market consolidation: The OTC/VMS market is highly fragmented, with the top five players holding a combined global share of 17 per cent. in 2021. Smaller competitors are also highly regionalised, slowing the pace of consolidation. In contrast, Oral Health is highly consolidated with the five largest competitors holding 61 per cent. of the market in 2021.

Major competitors: The Group’s competitors fall into four major groups: consumer healthcare businesses within large pharmaceutical companies; FMCG companies with businesses in overlapping or adjacent categories; local competitors in specific markets (particularly in China); and retailer private label companies in the USA, UK, and Australia.

Regional dynamics: The Group’s two most significant markets are the USA and China. These markets had aggregate market revenue of £41 billion and £35 billion19 respectively in 2021. In the USA, the Group holds the number one position in OTC/VMS and the number four position in Oral Health, with a number three position in Toothpaste and the leading position in Denture Care. In China, the Group holds the number two position in OTC/VMS (the number one multi-national) and is among the top ten in Oral Health.

Retail and distribution OTC distribution is heavily weighted to the pharmacy channel globally (68 per cent. of global revenue), with approximately 25 per cent. in other retail (primarily mass market in the USA and UK and hospitals in China) and 7 per cent. of revenue in e-commerce. By contrast, VMS has a greater weighting in e-commerce, with 30 per cent. in e-commerce, 28 per cent. in other retail and 42 per cent. in pharmacy. Oral Health distribution closely mirrors the broader FMCG space, with 55 per cent. of 2021 revenue in mass/grocery, 22 per cent. in pharmacy, and 12 per cent. in e-commerce. A further 11 per cent. of Oral Health distribution comes from other much smaller channels, such as convenience.20

Pharmacy channel: Pharmacy is the primary distribution channel for both OTC and VMS, comprising 68 per cent. and 42 per cent. respectively of distribution globally. The Western European pharmacy channel is both fragmented and highly regulated: Germany, France, and Spain do not permit corporate ownership of pharmacies and, as a result, market participants must have the capabilities and infrastructure required to partner effectively with a large number of individual store owners. While Italy is similarly regulated, corporate ownership of pharmacies is permitted. The UK operates a parallel model, with mass market sales for some OTC/VMS products permitted, while other OTC products are confined to the traditional pharmacy.

Similar to Western Europe, the bulk of Central and Eastern Europe operate on a pharmacy-regulated model, with some corporate ownership permitted. This is also the predominant model in Latin America and Asia. China also follows a primarily pharmacy model with a significant portion of OTC medicines distributed through in-hospital pharmacies. In North America, the pharmacy channel primarily consists of large drug store chains (for example, CVS, Walgreens). These chains share many similarities with the mass/grocery channel (see below).

[19]	Sales of traditional medicines are included where they are packaged and positioned alongside registered OTCs.
[20]

Source: Euromonitor Passport 2021 consumer sales at manufacturer’s selling prices. Mass/grocery as per Euromonitor’s Grocery Retailers definition, pharmacy & drugstores as per Euromonitor’s Health and Beauty Specialist Retailers, e-commerce as per Euromonitor’s e-commerce definitions.

Mass / grocery channel: Mass sales of OTC medicines are widely permitted in the USA and permitted for most OTC/VMS products in the UK and Australia. As a result, competition in these markets requires strong FMCG-based customer marketing capabilities, including category management and collaborative planning with major retailers; and the scale necessary to partner with the world’s largest retailers. Notably, mass market retailers are both a distribution channel and direct competition in the form of private label, making the ability to compete with private label via differentiating innovation and strong brand loyalty critical to success in the mass market.

E-commerce: Online consumer healthcare sales have consistently grown at double digit rates since 2018 and this trend was accelerated by the pandemic in 2020 and 2021 across all regions. Online revenues are most significant to the Group in the USA and China, with Germany and the UK leading online revenues in Europe. While this trend could be viewed as disruptive to the traditional status quo and distribution, the resulting increased consumer availability also represents an opportunity to drive a longer-term increase in both penetration and category growth. Increasing market share in this evolving segment is dependent on having the right capabilities to capitalise on this trend, as well as having invested sufficiently to equip the business to adapt to fulfilling consumer needs in this channel.

Strengths

The Group is one of the world’s leading consumer healthcare businesses with an exceptional portfolio of brands across its key categories and a strong footprint across the world’s largest and fastest growing OTC/VMS and Oral Health markets.

The Group is further distinguished by leading consumer healthcare-focused scientific capabilities, a well-developed organisational understanding of human health behaviours, strong capabilities in brand building, innovation and digital commerce and a powerful route to market.

We believe these represent important competitive strengths, which will support sustainable above-market medium-term growth and attractive shareholder returns.

Exceptional portfolio of category-leading brands

The Group’s business is built on an exceptional and focused portfolio of trusted consumer healthcare brands in attractive categories which provide meaningful opportunities for growth.

The Group is a global leader in the consumer healthcare market with number one global category positions in Therapeutic Oral Health,21 VMS, Pain Relief, Respiratory Health and Digestive Health. Across these key categories, the Group has an exceptional portfolio of trusted brands with category-leading positions at a global or local level, including four out of the world’s top ten OTC/VMS brands by revenue.22

[21]

Source: Group analysis of third-party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022). Therapeutic Oral Health is defined as Therapeutic Toothpaste and Total Dental Appliance Care.

[22]	Excluding traditional Chinese medicine.

The Group’s leading brands

The Group’s portfolio includes nine large-scale multinational Power Brands which represented 58 per cent. of revenue in FY 2021. Of these nine brands, Voltaren, Advil, Otrivin, Sensodyne, Polident and Centrum are the number one or number two brand in their respective sub-categories globally.23 In addition, Panadol is the leading Systemic Pain Relief brand outside of the USA, Theraflu has a strong regional European and North American presence in Systemic Cold and Flu and parodontax is amongst the fastest growing global Toothpaste brands.24

The Power Brands are complemented by local strategic brands, which have scale and leadership positions in key markets. These include, among others, Fenbid (the number two Systemic Pain Relief brand in China), Emergen-C (the number one immunity VMS brand in the USA), Grand-Pa (the number one Pain Relief brand in South Africa), Dr.BEST (the leading Manual Toothbrush brand in Germany), ENO (the number one Digestive Health brand in Brazil and India) and Tums (the leading Heartburn brand in the USA).25

The combination of the Power Brands and local strategic brands provides the Group with a focused, complementary and trusted portfolio which offers scale advantages, meaningful opportunities for growth and positions the Group well to maximise the return on innovation, advertising and promotion.

Attractive geographic footprint with strong presence in large and higher-growth markets

The Group has an extensive footprint across the global consumer healthcare market and a leading position in the large US and Chinese markets. The Group’s revenue is well-balanced between developed and emerging markets.

The Group has market-leading scale in the world’s consumer healthcare markets, including a commercial presence in over 170 markets and a number one or two OTC/VMS position in countries representing over 70 per cent. of the global OTC/VMS market by value in 2021.

[23]

Global rankings: Sensodyne #1 Sensitive Toothpaste (ZS 2021), Polident #1 Denture Care (Euromonitor 2021), Centrum #1 VMS, Voltaren #1 Topical Pain Relief, Otrivin #1 Topical Decongestant, Advil #2 Systemic Pain Relief (Nicholas Hall 2021).

[24]	parodontax is amongst the world’s fastest growing global Toothpaste brands based on Group’s analysis of Euromonitor Passport data (2021).
[25]	Source: Nicholas Hall’s DB6 Consumer Healthcare (OTC/VMS) Database (other than with respect to Dr. BEST); Euromonitor Passport Database with respect to Dr. BEST.

The Group holds a leadership position in key scale and growth markets. This includes leadership in the approximately £37 billion US OTC/VMS market (the largest market, representing over 27 per cent. of the total OTC/VMS market) and regional leadership in the approximately £31 billion European OTC/VMS market (approximately 23 per cent. of the total OTC/VMS market). The Group also holds the leading multinational (“MNC”) (position in the key OTC/VMS growth markets of China and India (in both cases the Group is number two overall), together with market leadership in the Asia Pacific region and in the Middle East and Africa (“MEA”), (together, representing 44 per cent. of the total OTC/VMS market). In China, the Group is currently the number one multi-national consumer healthcare business.

The following map shows the Groups combined market ranking in OTC and VMS.26

The Group’s scale in OTC/VMS is reinforced through its leadership position in Therapeutic Oral Health27 and overall number three position in Oral Health.

The Group benefits from a balance of revenue between developed and emerging markets with approximately one third of the Group’s revenue delivered from emerging markets in FY 2021.

Human understanding and trusted science, exclusively focused on consumer health

The Group has leading scientific capabilities focused exclusively on consumer healthcare combined with well-developed human understanding generated through dedicated in-house expertise and a range of proprietary consumer insight tools. We believe that the combination of human understanding and trusted science drives better innovation and meaningful and positive engagement with both consumers and experts.

Given the Group’s pharmaceutical heritage, trusted science is firmly embedded in the Group’s culture and approach, and we believe it possesses scientific capabilities that differentiate it from other FMCG companies.

[26]	Source: Nicholas Hall’s DB6 Consumer Healthcare (OTC/VMS) Database, 2021 Store and E-commerce sales.
[27]

Source: Group analysis of third party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022). Therapeutic Oral Health is defined as Therapeutic Toothpaste and Total Dental Appliance Care.

The Group has a dedicated consumer healthcare R&D organisation with a multidisciplinary talent pool of approximately 1,400 highly skilled scientists and a strong network of external partnerships. This is further supported by high quality R&D facilities which provide a range of capabilities, including fast prototyping, imaging, product chemistry, microbiology, stability analysis and scale-up and technical transfer.

Since 2017, the Group has conducted nearly 70 clinical studies involving approximately 6,000 participants and has a strong track record of peer-reviewed journal publications and patent applications. In addition, through its regulatory organisation which has a direct presence across approximately 60 markets, it has completed approximately 19,000 regulatory applications and approvals since 2019 in support of both new launches and the continuation of existing products.

The Group’s focus on trusted science and the generation of evidence-based claims supported by scientific research is also critical to the Group’s ability to engage with experts and healthcare professionals with whom it is widely recognised as a partner of choice. Trust is fundamental to these relationships and is embedded in the Group’s culture.

Alongside its scientific strengths, the Group has developed a range of capabilities focused on understanding the health needs of its consumers and the barriers to treatment, and has invested heavily in consumer insights, data analytics and a range of digital tools. These include in-house shopper research facilities which enable sophisticated testing of consumer responses to different retail scenarios, future trend spotting capabilities, and highly developed sensory labs to source consumer feedback on the taste, texture and smell of the Group’s products. Its social listening capability draws insights from over 70 million posts a year and its proprietary ‘Observatory’ library holds 53,000 findings on concepts, conditions or culture, as they relate to health. The Group’s extensive expert engagement generates further insights, including early visibility of unmet consumer needs.

We believe the synthesis of trusted science and human understanding provides the Group with competitive advantages in product development and commercialisation. The Group’s consumer understanding supports the identification and development of products addressing real consumer needs. Through its scientific capabilities, the Group is able to develop innovative products which address these needs with claims backed by science and supporting expert recommendation which is a key driver of consumer healthcare performance. In parallel, the Group’s consumer understanding supports product messaging which appeals to consumers on an emotional level, as well as allowing the Group to target products and product messaging to the relevant consumer audiences.

Strong brand building, innovation and digital capabilities combined with a leading route to market

The Group has well-proven capabilities in building brands and campaigns that resonate with consumers and in delivering innovation to meet consumer healthcare needs together with the ability to reach across all key channels for consumer healthcare products, including e-commerce.

The Group has a track record of building trusted and enduring brands across different geographies and consumer populations and seeks to build real and personal connections in its communications with consumers, underpinned by its trusted science. This means making a link to the broader context of consumers’ needs, not merely focusing on functional benefits. One example is the successful 2020 launch of Voltaren Arthritis Pain in the USA, following its successful switch from prescription status. The promotional campaign focused on the brand’s ability to restore the joy of movement to sufferers of arthritis pain, building upon the strong functional claims of the product but focusing on the human impact of pain relief. The launch was supported by an innovative website, tailored to the needs of arthritis sufferers with voice search functionality, large tap targets, scalable font sizes, and the ability to view hands-free content via videos and head-gesture-scrolling. In its first year of sales the launch outperformed any competitive OTC launch in the US Pain Relief market since 201128 and drove more than 80 per cent. of Topical Pain Relief category growth in the US market in the year of launch.29

The Group’s commercial organisation is supported by innovative facilities and tools including its shopper science labs, the Group’s own in-house content production studio, “CaST,” and proprietary artificial intelligence (“AI”) tools which support dynamic content and media optimisation.

The foundations of the Group’s business lie in addressing real everyday health needs and thereby delivering penetration and growth. The Group has demonstrable capabilities in the delivery of innovation based on human insights to address consumer needs. For example, in North America, the Group launched Tums Chewy Bites in 2017 having identified that millennials, whilst having high rates of heartburn, were reluctant to treat the condition due to negative perceptions of the product taste and perceived lack of relevance to them. The colourful and fruit-flavoured chewy bites format addressed this perception whilst providing convenience, a characteristic highly valued by this group. Building on the launch in 2017, the Group has continued to innovate through products with new flavours and sensory properties (for example, Chewy Bites Cooling Sensation), as well as products treating both heartburn and bloating. Continued innovation brought 3.8 million new consumers into the category in the USA30 and drove US Tums Chewy 3 year compound consumer sales growth of 31 per cent. to November 2021.31

In addition to its marketing and innovation capabilities, the Group has a strong and established presence in all key channels relevant for consumer healthcare and a scale which allows it to effectively engage with retail partners of all sizes, buying groups, distributors, pharmacy chains and individual pharmacies. In Europe, where the Group’s products are primarily sold through small-scale pharmacies, this supports the Group’s number one ranking in the pharmacy channel and, in key European markets, country average weighted distribution32 levels in pharmacy for the Group’s Power Brands of between 70 and 98 per cent. In mass market retail, the Group is ranked second and has weighted distribution in key European markets for its Power Brands of between 76 and 94 per cent.33 In the mass channel in the USA and elsewhere, the Group benefits from strategic partnerships with large retailers, supported by its state-of-the-art shopper science labs which facilitate joint business planning.

The Group has also invested significantly in building local e-commerce capabilities and strengthening strategic partnerships with global and local leaders. Alongside its digital marketing capabilities, this has enabled the Group to more than double its e-commerce sales between FY 2019 and FY 2021.

A key part of the Group’s global reach is also its ability to engage with experts and healthcare professionals who play a significant part in product recommendation. For example, in OTC/VMS, 85 per cent. of pharmacist recommendations lead to a purchase, and in Oral Health, studies have shown that dentist recommendations have a significant influence over oral health behaviours. As a result of its reach and focus on trusted science, many of the Group’s leading brands across the portfolio are the number one recommended in their categories by experts in the Group’s major markets.34

[28]	Source: IRI Consumption Data from Market Advantage and Xlerate, FY2011-FY2021.
[29]	Source: Group’s analysis based on external data (IRI Market Advantage, Consumption Data).
[30]	Source: IRI National Consumer Panel Data, FY2016-FY2021.
[31]	Source: IRI point of sale data, multi-outlet (MULO) + convenience + ecommerce Nov 2021.
[32]	Weighted distribution is the percentage of points of sale where a product is available, assigning to each point of sale, a weight proportional to its sales.
[33]

Based on the Group’s analysis of distribution data for the Group’s Power Brands (excluding Advil which is primarily a North American brand) in a cross section of European markets, including Poland, Germany, Great Britain, Italy and Spain.

[34]

Based on surveys of healthcare professionals carried out in 2020 by Ipsos across 30 markets in the OTC and/or Oral Health categories. In the majority of cases, the Group’s brands covered emerged as the brand recommended most often to patients by the healthcare professionals surveyed.

Strategy

The Group has a clear and focused strategy to drive sustainable above-market growth and attractive returns, guided by its purpose of delivering better everyday health with humanity. This strategy is built on four pillars: growing the portfolio by driving household penetration, capitalising on new and emerging growth opportunities, strong execution and financial discipline and running a responsible business.

Drive portfolio growth by increasing household penetration

We believe there is significant opportunity for further penetration of its brands across its categories. The Group has a clear and proven approach to driving penetration growth.

Penetration in some of the Group’s key categories is still relatively low, and we expect to deliver significant continued growth from its current portfolio. In Oral Health, nearly 1 in 3 adults have experienced sensitive teeth, but only 1 in 3 of those experiencing sensitivity use a sensitivity toothpaste like Sensodyne.35 In Pain Relief, 9 out of 10 people suffer from pain, but only 1 in 3 of them immediately treat their pain.36 In China, where calcium intake is less than 50 per cent of the daily recommended level37 only approximately 17 per cent. of people take a calcium supplement like Caltrate.38 The Group has a clear and proven approach to driving penetration growth which utilises its key capabilities in human understanding, trusted science, innovation and marketing, supported by strong commercial execution. This can be illustrated by the successful growth of Sensodyne, which delivered over 10 per cent. compound revenue growth between FY 2011 and FY 2021.

The Group’s strategy for Sensodyne incorporates the building of condition awareness and relevance. Many sufferers of tooth sensitivity do not recognise it as a health condition and one which can be treated. The Group’s communications address all sensitivity sufferers, using a data-driven approach to tailor relevant messages for different target audiences across channels.

Product innovation based on consumer insights has been a key driver of Sensodyne’s growth. The Sensodyne product range has expanded well beyond the original formulation to offer a range of benefits in response to different consumer needs. The range now includes, amongst others, Sensodyne Rapid Relief offering pain relief within 60 seconds; Sensodyne Pronamel which protects teeth against acid erosion; Sensodyne Repair and Protect which repairs, strengthens and protects sensitive teeth; and, more recently, Sensodyne Sensitivity and Gum, which has a clinically proven dual action formula for sensitive teeth and gum problems.

In addition, expert advocacy has been a core strength of Sensodyne which is the number one dentist-recommended brand for sensitive teeth in 24 of 30 markets tracked.39 Dental recommendation has been built on

[35]	Source: Oral Health Population Data – IPSOS Incidence Study Calculations 2015; figures are averages.
[36]	Source: Edelman Intelligence, GPI4, 2020, 19 markets, 19,000 respondents.
[37]	Source: Chinese Center for Disease Control and Prevention (2021).
[38]	Source: Penetration data from Kantar (2020).
[39]	Source: Group’s analysis based on Ipsos data from expert performance tracking study 2019-2020.

the foundation of the Group’s trusted science with science-backed claims developed by the Group and a large expert field force combined with Healthpartner, the Group’s website for healthcare professionals ensuring awareness of the benefits of Sensodyne products.

Finally, the Group’s commercial execution, both online and in-store, ensures that Sensodyne has high levels of visibility and the right assortment of packs to support commercial opportunities.

The Group is applying the same approach as on Sensodyne across other brands and markets. For example, the Group’s parodontax messaging focuses on raising consumer awareness of gum disease with many sufferers of bleeding gums unaware that this is a sign of gum disease with the long-term risk of tooth loss. This has been supported by science-based product claims (“parodontax is a toothpaste that is clinically proven to help reduce bleeding gums”) and innovation of a range of different products focusing on different consumer needs including gum health, whitening, gum repair and complete protection.

Capitalise on new and emerging growth opportunities

The Group plans to leverage its growing capabilities in e-commerce and expand its key brands across leading markets. It will continue to pursue Rx-to-OTC switches in the USA and capitalise on accelerating consumer trends.

Channel expansion: e-commerce

Over recent years, partly driven by the COVID-19 pandemic, there has been a significant consumer shift to e-commerce with market compound e-commerce growth of approximately 24 per cent. per annum between 2018 and 2021.40 The Group expects this momentum to continue.

As a result of the investments made in digital capabilities and strategic partnerships with leading e-commerce companies, the Group considers itself to be well positioned to capitalise on e-commerce growth. This is grounded in the Group’s strong recent performance. Since 2019, the Group has delivered above-market growth in e-commerce sales, which have grown from 4 per cent. of revenue in FY 2019 to 8 per cent. in FY 2021 (constituting growth of over £0.4 billion in digital revenue). Significantly, the Group holds strong positions in more developed e-commerce markets, such as China and the USA. In China, e-commerce revenue represented 20 per cent. of FY 2021 revenue with FY 2020 to FY 2021 growth of over 40 per cent. In the USA, e-commerce revenue represented 12 per cent. of FY 2021 revenue and with FY 2020 to FY 2021 growth of over 35 per cent. For further details on the Group’s digital commerce capabilities, see “—Engagement with Consumers—Digital capability” below. E-commerce growth is a clear priority and an area where the Group aims to build on the investments it has already made.

Geographic expansion

We believe that the Group’s brand portfolio and powerful route-to-market capabilities offer multiple opportunities to expand its brands beyond their existing geographies.

For example, in India and in many MEA markets, the business has a consistent performance track record and strong route to market with 4 million distribution points in India and 80 per cent. weighted distribution across MEA. The Group has experienced double digit growth in MEA over the last two years and strong double digit growth in India over the last five years. In each case, however, the majority of the Group’s revenue in these markets currently comes from a small number of brands. In FY 2021, over 75 per cent. of revenue in India was accounted for by ENO and Sensodyne and over 48 per cent. of revenue in MEA was derived from Panadol and Sensodyne. The Group believes there is significant opportunity to leverage local capabilities to expand other brands in its portfolio into these and other markets.

[40]	Source: Group’s analysis based on market data sourced from Nicholas Hall and Euromonitor.

We believe that the Group’s leading portfolio includes a number of brands which are well-positioned for geographic expansion. For example, poor gum health, a common condition worldwide, offers opportunity for the expansion of parodontax into additional markets through application of the same growth model as Sensodyne.

The brand was launched in India in the second quarter of 2021 and has delivered strong initial performance.

Additionally, Centrum, although present in over 70 markets, is highly concentrated geographically with approximately two thirds of revenue in FY 2021 coming from five markets. We see an opportunity to grow the brand within its existing footprint by leveraging the Group’s scale and route to market.

This is supported by recent experience in the Europe, Middle East and Africa and Latin America (“EMEA and LatAm”) region with approximately 14 per cent. Centrum revenue growth in this region in FY 2021 compared to FY 2020.

Portfolio expansion: Rx-to-OTC switches

The Group continues to pursue Rx-to-OTC switches which have historically been a key source of innovation and growth in OTC, especially in the USA. The Group has a strong track record of switching both GSK and non-GSK products driven by a long-standing dedicated in-house team and has implemented four Rx-to-OTC switches in the USA since 2014. This includes the most recent switch of Voltaren Arthritis Pain in 2020, which drove 80 per cent. of market revenue growth in the Topical Pain Relief category in the USA in 2020. The Group currently has two active switch projects in its pipeline with expected launches (if successful and approved) in 2025 and 2026 and is exploring further opportunities both within and outside of its key categories.

Portfolio expansion: emerging consumer trends including Naturals

The Group intends to continue to capitalise on accelerating consumer trends, for example, the growing consumer trend for natural products. Consumer healthcare products that are non-medicated, ‘free from’ particular ingredients, or that include plant-based, herbal or other naturally occurring ingredients (“Naturals”) are increasingly popular, especially amongst younger consumers, with growth exceeding the market average.

Consumers are increasingly looking for natural products across disease prevention, treatment and recovery and we believe this trend will continue.

The Group sees an opportunity to expand its Naturals offering across relevant portfolios and has launched 10 Naturals innovations since the beginning of FY 2021 including launches such as Voltanatura, Centrum Whole Food, Sensodyne Nourish and Tums Naturals. 25 further Naturals products are in the pipeline.

Underpin performance with strong execution and financial discipline

The Group will continue to focus on driving efficiency, effectiveness and agility to make every investment count.

The Group has made significant progress in recent years in driving efficiency and effectiveness across its operations. Over the last seven years, the Group has optimised the manufacturing footprint inherited from the legacy GSK, Novartis and Pfizer consumer healthcare businesses from 41 sites to 24, whilst restructuring its supply chain such that manufacturing is increasingly co-located in the same region as the end consumer (80 per cent. of product supply sourced within the same region). This allows the Group to manufacture at scale, whilst retaining the cost and responsiveness benefits of local sourcing. In the same period, the Group has more than halved its number of distribution centres and has reduced its contract manufacturers from approximately 250 inherited from the legacy GSK, Novartis and Pfizer businesses to approximately 180 in 2022, thereby gaining scale benefits and reducing management costs.

Similarly, between 2019 and 2021, the Group’s marketing organisation reduced its creative media and production agencies from 200 to 56 and the organisation has continued to optimise how advertising and promotion spend is deployed with an increased focus on digital (doubling between FY 2019 and FY 2021 to almost half of advertising and promotion spend in FY 2021). Investments in AI tools such as People-Cloud and consumer data have significantly increased the efficiency of this expenditure. In 2021, the Group was able to deliver a 185 per cent. return on data-driven media spend.41 In terms of in-market commercial execution, the Group’s management has empowered the Group’s local markets to innovate, increasing the Group’s agility in adapting to changing consumer healthcare needs. 800 R&D and category roles have been moved or re-aligned to local markets for FY 2022 and in the USA, for example, approximately 68 per cent. of FY 2022 innovation projects are expected to be locally managed. The Group has also built specialised tools that enable better local commercial execution. For example, the Group’s sales teams across EMEA and LatAm are supported by a customer relationship management system which ensures sales representative calls are efficient and effective. Through this system, representatives are able to complete their commercial activities, capture instore excellence key performance indicators, and deliver category and product training and education. The Group is also now utilising image recognition and machine learning across many retail stores in order to ascertain distribution and visibility metrics that can then drive improvements with the objective of optimising sales. Similarly, the Group’s shopper science labs inform its commercial practices to improve the experience of retailers and consumers.

A sharp focus on net revenue management has been a further lever through which the Group has sought to optimise its margins, including strategic initiatives such as increased penetration of Power Brands in key markets such as India (typically Power Brands have higher margins than the Group as a whole) and increased focus on improving returns on trade investment spend. These initiatives have positively impacted margins and supported approximately 2.2 per cent. price growth in 2021 (excluding divested brands and at CER), complementing an approximately 1.8 per cent. growth in volumes (excluding divested brands).

The Group’s strategy of efficient commercial execution and cost discipline allows it to deliver moderate operating profit margin expansion whilst reinvesting a share of cost savings delivered in future growth through targeted investment in advertising and promotion, and innovation. This in turn supports delivery of increased growth and growth in free cash flow creating further operating leverage and efficiencies.

Between FY 2019 and FY 2021, the Group successfully increased operating profit margin and Adjusted operating profit margin by 6.6 percentage points and 3.3 percentage points, respectively, despite an adverse foreign exchange movement and an adverse impact from divestment of growth-dilutive brands which received limited advertising and promotion support. Over the same period, the Group reinvested a share of operating cost savings into advertising and promotion spend on brands to support future growth.

The Group has additionally delivered net cash inflow from operating activities of £3.5 billion and free cash flow of £3.8 billion, in each case, across the period FY 2019-2021. Healthy cash flows from operations have been strongly supported by a sharp focus on working capital discipline and stable capital investment.

The Group is a business with a strong operating profit margin (FY 2021: operating profit margin of 17.2 per cent. and Adjusted operating profit margin of 22.8 per cent.) with above-market growth supported by robust investment in its brands (FY 2021: advertising and promotion expenditure as a percentage of revenue of 20.3 per cent., R&D costs as a percentage of revenue of 2.7 per cent. and Adjusted R&D costs as a percentage of revenue of 2.6 per cent.). The Group’s strategy is to maintain its sharp focus on business optimisation and cost control whilst reinvesting a share of savings for future growth. This includes the delivery of the remaining synergies from the integration of the Pfizer consumer healthcare business, other ongoing projects in net revenue management and manufacturing and further operational costs savings.

[41]

Data-driven media spend is digital media spend targeting new consumers identified by data driven consumer segmentation. These consumers are served with media and messaging relevant to their specific profiles. The 185 percent. return refers to incremental revenue generated relative to digital media expenditure.

Run a responsible business

The Group’s responsible business agenda is intrinsically linked to its sector focus and its purpose of delivering better everyday health with humanity. The Group has a structurally advantaged environmental footprint in its sector and is strongly positioned to advance health inclusivity. The Group is committed to building strong corporate governance across the business.

Running a responsible business is intrinsically linked to the Group’s purpose and integral to how the organisation operates. The Group recognises that the health of the world’s environment affects the health of people and is committed to tackling the environmental and social barriers to everyday health. The Group’s brands have clear and positive roles to play in protecting and improving everyday health and doing so in inclusive and responsible ways.

The Group has a relatively small environmental footprint in terms of carbon intensity (2020 Carbon intensity scope 1-3 0.2kg CO2e / £ of revenue) and plastic packaging (2020 plastic packaging footprint of approximately 50,000 tonnes). This is driven by the nature of its product portfolio, a significant part of which is made up of precisely-dosed, small-sized premium products which are bought and typically used over an extended period of time and which therefore utilise less energy for manufacturing and plastic for packaging per £ of revenue. A further structural advantage is that the Group’s products are less exposed to agricultural ingredients which require high resource intensity in manufacturing. Such structural advantages provide the Group with a strong foundation in terms of reduced risk exposure and the required capital expenditure to further advance its environmental and social agenda. In addition, the Group has a lower financial exposure to carbon taxation, plastic regulations or taxation, and rising energy costs.

The Group’s environmental focus is to tackle the barriers to everyday health, focusing on carbon footprint and climate change, sustainable healthcare packaging, and using trusted ingredients that are sustainably sourced. The Group’s targets include: 100 per cent. reduction in scope 1 & 2 (internal operational) carbon emissions by 2030 (versus its 2020 baseline); 42 per cent. reduction in scope 3 (from source to sale) by 2030; and 100 per cent. recyclable or reusable packaging by 2030 (versus its 2020 baseline) (where quality, safety and regulations permit, given the strict regulation of packaging requirements for certain healthcare products). As a standalone business, the Group will set a longer-term carbon net zero goal informed by the latest Science Based Targets initiative (“SBTi”)42 guidance.

The Group has a track record of delivering against these targets: 100 per cent. of electricity used by the Group comes from renewable sources; renewable electricity generation has been implemented at 12 out of its 24 manufacturing sites; and new solutions are being developed to support delivery of a significant reduction in the use of virgin petroleum-based plastic.

The Group sees health inclusivity or a lack of it as a critical factor for everyday health and believes its leading global position in the consumer healthcare market offers it the opportunity to make a meaningful positive impact in this area. The Group has set a target to help 50 million people per annum by 2025 to gain access to opportunities for better everyday health irrespective of their age, physical and mental capabilities, gender, ethnicity or sexual orientation.

The Group has identified a range of different programmes to achieve this. Across its brand portfolio the Group will seek to provide inclusive products, services and resources that help more people to access the care and

[42]

SBTi is a collaboration between the United Nations, the World Resources Institute, the World Wide Fund for Nature and CDP, an environmental reporting charity. SBTi provides companies with accreditation of science-based climate targets. SBTi however does not accept separate targets for business divisions within a wider company and therefore the Group will seek SBTi accreditation post demerger from GSK.

support they need. The Group will continue to focus on educating consumers and empowering self-care, supporting health literacy and educational programmes for individuals and healthcare professionals. Finally, the Group will utilise its reach, resources and expertise to cooperate with other experienced partners in the field of healthcare and inclusivity. One such example is its partnership with the Economist Intelligence Unit and leading academics to create the Health Inclusivity Index which is expected to launch in July 2022 to facilitate dialogue with and among key stakeholder groups and to identify opportunities and actions.

Within its own organisation, the Group is committed to inclusion, equality and diversity. This will include, but not be limited to, the setting of ambitious targets on female and ethnic minority representation in leadership roles.

The Group has a robust operational governance structure and is committed to building strong corporate governance practices across its business.

Categories and Brands

The Group operates across five categories. These are (i) Oral Health; (ii) VMS; (iii) Pain Relief; (iv) Respiratory Health; and (v) Digestive Health and Other.

The Group is the global market leader in OTC/VMS (which includes Pain Relief, Respiratory Health, Digestive Health and VMS), as well as the third ranked player in Oral Health.

The Group has a portfolio of established consumer brands with strong brand equities at a national, regional and global level. Following a progressive rationalisation and focusing of the Group’s portfolio, 58 per cent. of the Group’s 2021 revenue was accounted for by nine Power Brands: Panadol, Voltaren, Advil, Otrivin, Theraflu, Sensodyne, Polident, parodontax and Centrum. These are large-scale brands that drive the greatest growth for the Group with market-leading positions, an attractive geographic footprint and long-term growth potential.

The world’s leading Sensitivity Toothpaste (and no. 2 overall toothpaste)
The world’s leading Denture Care brand.

Among the world’s fastest growing Toothpaste brands.[43]

The world’s leading Topical Pain Relief brand.

The world’s no. 2 Systemic Pain Relief brand.

The leading Systemic Pain Relief brand outside the US.

Europe’s no. 2 Systemic Cold and Flu brand. North America’s no. 3 Systemic Cold and Flu brand.

The world’s leading Nasal Decongestant brand.

The world’s leading Multivitamin.

Additionally, the Group has a range of local strategic brands which have scale and leadership positions in key markets and contribute significantly to the Group’s business, particularly in the USA and China.

The Group’s leading brands are detailed by category below.

Oral Health

The Group has one of the world’s leading Oral Health businesses, with operations in over 120 markets and a nearly 100-year track record in successful innovation and manufacture of quality Oral Health products. The Group specialises in Therapeutic Oral Health, where it is the global market leader,44 providing therapeutic solutions to consumers for the prevention and treatment of specific oral health conditions including sensitivity, acid erosion, gum disease, denture care and dry mouth. This focus both allows the Group to leverage its leading capabilities in scientific research, expert engagement and human understanding and allows it to focus on some of the fastest growing, premium Oral Health segments. This approach has enabled the Group to command a price premium over the market and grow ahead of the global Toothpaste market every year since 2015.45

The Group operates in a highly competitive Oral Health market, estimated to be worth £25 billion worldwide. The Group focuses primarily on Toothpaste and Denture Care, although it also has a significant presence in the

[43]	parodontax is amongst the world’s fastest growing global Toothpaste brands based on Group analysis of Euromonitor Passport data (2021).
[44]

Source: Group analysis of third party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022). Therapeutic Oral Health is defined as Therapeutic Toothpaste and Total Dental Appliance Care.

[45]	Growth rates for both Toothpaste market size and the Group performance calculated in Retail Value RSP, GBP Million, fixed 2021 exchange rates.

Mouthwash and Manual Toothbrush markets (including its leading Manual Toothbrush brand in Germany, Dr.BEST). In Toothpaste, the Group is one of a small number of global players and it is ranked second in the market worldwide. In Denture Care it is the market leader.

In FY 2021, the Group generated revenue of £ 2.724 billion across its Oral Health portfolio.

Sensodyne

Sensodyne is the number two Toothpaste brand globally and the number one dentist-recommended Toothpaste worldwide for sensitivity. Its purpose is to “help humanity reclaim life’s small pleasures without the restrictions of sensitive teeth” and, since its launch in 1961, it has become the brand most associated by consumers with the care of sensitive teeth across virtually all of its key markets.

Tooth sensitivity is a common condition with nearly one third of the global population experiencing symptoms, nevertheless only one third of sufferers purchase a sensitivity toothpaste, thereby offering the opportunity for significant penetration-led growth.46 The combination of growing consumer awareness, recommendations of sensitivity toothpastes by dental experts, favourable demographics and rising incomes in higher-growth economies, provides an opportunity for the Group to leverage Sensodyne’s brand recognition and innovation capability.

Building on its long history of innovation and pioneering science, Sensodyne has moved beyond a primary focus on sensitivity-related conditions to encompass other oral health conditions. These include innovative products developed in response to a range of identified consumer needs, such as speed of relief and whitening. For the former, the Group first launched Sensodyne Rapid Relief in 2010 offering fast pain relief from sensitivity within 60 seconds. An improved, clinically proven formulation providing rapid relief combined with the additional benefit of long-lasting protection was launched in 2017. For the latter, the Group has launched tailored whitening variants of Sensodyne Repair and Protect, a product that can repair sensitive areas of teeth to relieve dentine hypersensitivity. These have increased penetration with sensitivity sufferers who also want the benefit of whitening.

The Group continues to enhance Sensodyne’s product mix (which also includes mouthwashes and toothbrushes) and increase value through premiumisation. Most recently, Sensodyne Nourish was launched, which is formulated with a bio-active mineral to nourish and strengthen teeth, and is blended with natural mint and essential oils. The range is vegan-friendly with a recycle-ready tube, cap and carton.

The brand has continued to outperform the global toothpaste market, reflecting underlying brand strength, successful innovation and strong consumer uptake in traditional retail and e-commerce channels.

Polident

The Group is the global market leader in Denture Care (fixatives and cleansers) with leadership positions in eight of the top ten Denture Care markets. Denture Care products are sold under three major brands—Polident, Corega and Poligrip (“Poli / Corega”)—across approximately 60 countries. Poli / Corega is the leading Denture Care brand family, operating in both cleansers and fixatives at a global scale, and is highly recommended by dentists.

The Group has a deep human understanding of the profound impact and burden that wearing a denture can have on people’s lives. Poli / Corega’s purpose is to lighten the load for all dental appliance wearers, providing solutions that give people the confidence to live life without worrying about their dentures or appliance, granting them the security to eat, speak, kiss and smile freely. Polident denture cleansers have a low-abrasive formula and

[46]	Source: Oral Health Population Data—IPSOS Incidence Study Calculations 2015.

help keep dentures clean and fresh, killing 99.99 per cent. of odour-causing bacteria in lab tests. Polident denture fixatives provide strong hold, food seal and comfort. The Poli / Corega range includes products for denture wearers who wear either full or partial dentures, as well as for people with appliances including mouthguards and retainers.

The Group continues to innovate and develop new product offerings under the Poli / Corega brand family. In the USA, Poligrip Max Seal was developed as a fixative with a precision nozzle to help block out food particles.

Poligrip Cushion and Comfort utilises Adaptagrip technology and forms a unique gel layer which acts as a cushion to help provide gum comfort. Polident ProGuard and Retainer has been launched in the USA as a fast and easy-to-use cleanser in both tablet and foam form, and is compatible with materials often used for removable dental appliance.

parodontax family

parodontax is among the world’s fastest growing global Toothpaste brands47 and the largest gum health brand (outside of China). parodontax is dedicated to winning the fight against the devastating progression of gum disease and, alongside its sister brands, Corsodyl and Chlorhexamed (together, the “parodontax family”), it offers a range of specialist gum care products, which are designed for people looking to keep their gums healthy. While the Group has successfully built a sizeable presence in certain markets, including the USA, the parodontax family is yet to be introduced in many others which offer the potential for geographic expansion.

There are 2.5 billion people globally who suffer from gum disease, with an incidence of one in three people spitting blood when they brush their teeth (a sign of gum disease).48 parodontax has a distinctive brand equity which seeks to de-normalise bleeding gums and thereby help address the world’s sixth largest disease. Developed in 1937, parodontax has a long heritage in Europe in the prevention of gum disease. parodontax Original, in most markets outside of the US, is formulated with sodium bicarbonate to help break down plaque, making it easier to remove, and it is clinically proven to be four times more effective at targeting the cause of bleeding gums compared to regular toothpaste. In the USA, stannous fluoride is used as the active ingredient, making parodontax toothpaste three times more effective than a sodium monofluorophosphate toothpaste at removing plaque bacteria.

The parodontax family product range also includes mouthwash, toothbrushes, gel and spray. Corsodyl Intensive Treatment is used to treat the one third of gum sufferers who have persistent bleeding gums. Corsodyl Treatment mouthwash contains 0.2 per cent. chlorhexidine, which starts to kill the bacteria that cause plaque within 30 seconds; it also forms a protective antibacterial layer over the teeth and gums to prevent plaque build-up for up to 12 hours. The Group continues to expand its product range under parodontax. In response to growing consumer demand for natural ingredient-based products, parodontax Herbal toothpaste was launched in 2019 and continues to be rolled out across key EMEA markets in 2020. In Q1 2021, in the USA, the Group launched parodontax Active Gum Repair Toothpaste, a formulation designed to help reverse early signs of gum damage by killing plaque bacteria at the gum line.

Other Oral Health brands

The Group also has a number of locally important brands, which complement the Power Brands above. For example, Dr.BEST is the leading Manual Toothbrush brand in Germany. Reflective of its ambition to become the most sustainable toothbrush manufacturer globally, in 2021 the Group launched its first externally certified

[47]	Source: Group’s analysis of Euromonitor Passport data (2021).
[48]	Source: Oral Health Population Data—IPSOS Incidence Study Calculations 2015.

climate neutral toothbrush, Dr.BEST GreenClean, which features a handle made from renewable cellulose and wood-based bioplastic, bristles made of 100 per cent. renewable castor oil, and 100 per cent. plastic-free packaging.

VMS

The Group is the global market leader in the VMS category, owning three of the top 20 global brands: Centrum, Caltrate and Emergen-C, which together delivered revenue of £1.3 billion in FY 2021. Importantly, approximately 54 per cent. of the Group’s VMS portfolio revenue in FY 2021 was in the key markets of the USA and China, which are expected to account for approximately 72 per cent. of total VMS market growth between 2021 and 2026.

Consumers around the world are taking an increasingly proactive approach to managing their own health. The Group’s vision is to empower consumers to do this by providing solutions to help them achieve their holistic wellness goals. With its market leadership, recognised brands, innovation capabilities and scientifically supported claims, the Group is well positioned to support consumers on this journey.

In addition to the favourable market dynamics and geographic reach of its business, the Group has identified a number of key opportunities to grow its VMS portfolio, including increasing the penetration of the Group’s VMS brands across digital channels. Since the formation of the GSK/Pfizer JV, which incorporated the Group’s leading VMS brands, the Group has made meaningful investments in its digital capabilities, which are now beginning to favourably impact performance.

In FY 2021, the Group generated revenue of £1.501 billion across its VMS portfolio.

Centrum

Centrum is the world’s number one selling multivitamin brand, offering a wide variety of formulations that support energy, immunity and metabolism, as well as eye, heart, bone and brain health. Launched in the USA in 1978, Centrum has built on decades of research and innovation and its purpose is to “build every body from the inside out.” Centrum is now available in over 50 markets and is the best-selling multivitamin brand in over 25 markets. It is the most clinically studied multivitamin in the world.

Centrum multivitamin products are designed to help adults and children meet their diverse nutritional needs and contain a variety of essential nutrients. They are devised with formulas which take into account the latest dietary guidelines, scientific research, and recommended dietary allowances from the US National Academy of Sciences and other regional/country specific nutrition bodies. Exemplary of its long history of innovation, Centrum was the first major brand to add many key nutrients to its products, such as beta-carotene in 1988, lutein in 1999 and lycopene in 2003.

Centrum has continued to innovate by introducing products which target the distinct needs of consumers. For example, the Centrum Benefit Blends range was launched in eight variants in Australia in 2021. Available in the form of tablets or capsules to meet differing consumer preferences, Centrum Benefit Blends supplements are tailored to deliver specific health benefits, for example, to support immune function or to reduce tiredness and fatigue. A further example is Centrum Minis which were launched in the USA in 2020 in order to address the consumer need for smaller pills which are easier to swallow.

As part of its growth strategy, the Group aims to maximise the reach of the Centrum brand by targeting wellness-focused consumers. In the USA, such consumers constitute 25 per cent. of consumers in the VMS market. The Group continues to develop its innovation and communication eco-system to support these consumers on their healthcare journey, including through engagement with social and healthcare influencers. The sustainable eco-system combines new product and content innovation with proactive data insights to deliver an increasingly frictionless, personalised experience for consumers.

Other VMS brands

In addition to Centrum, a number of other locally important brands also provide the Group with leading positions in key markets. Two of these brands, Emergen-C and Caltrate, are highlighted below.

In the USA, Emergen-C leads the Vitamin C Supplement market. Its purpose is to “fortify immune health to help consumers emerge their best.” Starting as a niche vitamin dietary supplement drink (sold as an effervescent powder), Emergen-C has since demonstrated strong, consistent growth by expanding its penetration with more diverse consumer segments, increasing year-round usage and delivering innovation such as the gummy format and the botanicals line made from natural, plant-based ingredients.

Caltrate is a leading brand for bone and joint supplements and the Group’s largest brand in China. In China, Caltrate, with its efficient high-volume calcium formula, is the second ranked Calcium Supplement brand and the fifth largest VMS brand overall. Caltrate is focused on providing support for strong bones and healthy and active movement. It has a wide range of products containing bone-essential nutrients such as calcium and vitamin D3 in the form of tablets, gummies and chewable tablets, with dedicated offerings for pregnant women, children and the elderly. The brand has a longstanding equity in bone health and a core consumer base of females over 45.

However, since 2018, Caltrate has successfully expanded into joint health with its Caltrate Gluco range offering products that contain nutrients such as glucosamine and undenatured type II collagen (UC II). Caltrate has also successfully expanded its consumer base beyond females and into younger age groups.

Pain Relief

The Group is the global market leader in OTC pain relief, leading in both topical (creams and gels) and systemic (ingested products) pain relief with a portfolio of well-known and trusted products to relieve pain and reduce inflammation. Its global Power Brands, Panadol, Voltaren and Advil, as well as its other market-leading brands, including, among others, Fenbid, Excedrin and Grand-Pa, bring comfort and ease to millions through clinically proven therapeutic benefits, helping people manage their symptoms so that they can enjoy life to the full. Pain Relief is a focused category, with the Group’s top five brands accounting for 95 per cent. of the Group’s total Pain Relief category revenue in FY 2021.

In FY 2021, the Group generated revenue of £2.237 billion across its Pain Relief portfolio.

Voltaren49

Voltaren is dedicated to restoring the “joy of movement” for body pain sufferers worldwide and is the number one OTC Topical Pain Relief brand and the third largest OTC brand globally. The brand has a global footprint with sales in over 87 countries, including the USA where there was a successful Rx-to-OTC switch of Voltaren products in 2020. Voltaren and its active ingredient enjoy high levels of recommendation by health care professionals and medical associations worldwide, such as the American College of Rheumatology and the European League against Rheumatism.

Voltaren is primarily sold as a topical gel and it offers a range of other products across different markets, including patches, pills and liquid capsules. Most products contain diclofenac, a powerful nonsteroidal anti-inflammatory drug (“NSAID”) recommended for the treatment of osteoarthritis, musculoskeletal disorders, soft-tissue injuries and acute or chronic pain. The Voltaren range has been expanded through continual innovation and includes a wide range of formulations for different consumer needs; for example, Voltaren 12 Hour Emulgel

[49]	Voltaren operates under multiple different brand names around the world, including Iodex (India), Voltadol (Italy, Spain), Voltarol (United Kingdom, Ireland, Norway) and Cataflam (Brazil).

provides consumers with an extended release formulation. Voltaren 12 Hour Emulgel has been formulated for optimal absorption from skin to the site of pain and is also the only clinically proven formulation to achieve deep penetration. It provides up to 12 hours of pain relief and the active ingredient diclofenac reduces inflammation directly at the source.

The Group continues to respond to consumer needs under the Voltaren brand based on insights generated from both consumers themselves and from the feedback of healthcare professionals. The US launch of Voltaren Arthritis Pain was the first switch of a prescription-strength OTC NSAID topical gel for arthritis pain, helping the nearly 30 million people in the USA with osteoarthritis. This product followed the global launch of a new easy-open cap for Voltaren products to cater for the ageing consumer—an inclusive innovation that won the prestigious Drum Award for Packaging. In 2021, the Group introduced Voltanatura, an organic plant-based gel for soothing tense, contracted muscles.

Advil

Advil is the number two Pain Relief brand in North America and the fourth largest OTC brand globally. The brand is dedicated to helping people “reclaim life’s possibilities” and for over 35 years, consumers and doctors have trusted Advil to deliver powerful relief from various kinds of acute pain, including headache, muscle ache, backache, minor arthritis, other joint pain and menstrual cramps, as well as the aches and pains of the common cold. Advil, which is ibuprofen-based and effective at relieving pain and fever, is the number one doctor-recommended NSAID among OTC adult Pain Relief brands in the USA.

The Advil product range includes tablets, caplets, gel caplets, liquid-filled capsules, suspensions and children’s drops to address a broad range of pain relief needs. Advil PM combines the number one selling ibuprofen brand with the number one selling sleep medicine (diphenhydramine) to help relieve night time pain and sleeplessness. In 2017, the Group introduced Advil Liqui-Gels Minis for consumers who find capsules difficult to swallow, providing the concentrated power of Advil in a capsule that is 33 per cent. smaller than the standard Liqui-Gels. The Group also sells Advil Migraine, which is clinically proven to relieve migraine pain and related symptoms, and Children’s Advil, for effective fever reduction, providing up to 8 hours of relief in one dose.

In 2020, the Group launched the first ingredient innovation in the US OTC Systemic Pain Relief category in 25 years. Advil Dual Action is the first and only FDA-approved pain relief medication to combine the top two doctor-recommended and most widely used OTC pain relievers, acetaminophen (paracetamol) and ibuprofen, into a single pill. The Group’s research shows that consumers want to take as few medicines as possible, yet many use both ibuprofen and acetaminophen—which work in different ways—when treating their pain. Advil Dual Action allows consumers to take a lower daily dose of each medication in a single product that is scientifically proven to provide greater efficacy than the individual components, providing powerful, 8-hour relief.

As part of the Group’s work to achieve greater sustainability, in 2021 Advil announced it was using a first-of-its-kind technology for OTC medicines which decreases the amount of plastic resin required to mould and craft 80 million Advil bottles by 20 per cent. This innovation is expected to reduce the amount of plastic in the environment by nearly 227 tonnes by 2022 alone.

Panadol

Panadol has a global footprint covering over 90 countries and it is the number one systemic pain reliever outside of the USA and the sixth largest OTC brand globally. Panadol offers leading paracetamol-based products that provide fast and effective pain relief from headache, joint pain, fever and cold symptoms.

Panadol’s purpose is to “bring freedom from pain so the human spirit can shine” and, with a track record of over 65 years in delivering innovative, high-quality and efficacious products, and a reputation for being effective but gentle, it has established itself as the most trusted pain relief brand in many of the Group’s markets.

Panadol’s expanding product range is designed to satisfy diverse and evolving consumer needs, with products also dedicated to night pain and period pain. During the COVID-19 pandemic, the Group built additional capacity to respond to the growing demand for Panadol to help treat the symptoms of pain and fever associated with COVID-19, including a highly successful post-vaccine programme, which won gold in Nicholas Hall’s APAC Marketing Awards. Unlike standard paracetamol tablets, Panadol Advance ranges contain innovative Optizorb technology. This allows the tablets to disperse up to five times faster compared to ordinary paracetamol tablets, enabling rapid relief and helping consumers enjoy life to the full again.

Other Pain Relief brands

The Group’s global Power Brands are augmented by a number of locally important brands which provide market-leading positions in key markets. Three of these are highlighted below.

Excedrin is a leading Systemic Pain Relief brand in the USA (ranked fifth overall) focused on the relief of headaches and migraines, and has been providing trusted, fast headache and migraine relief to US consumers for over 60 years.

Excedrin’s purpose is to deliver fast relief for different types of headaches, with consumers having the choice between Excedrin Extra Strength, Excedrin Migraine, Excedrin Tension Headache and Excedrin PM Headache. The research-backed effectiveness of Excedrin’s products makes the brand a trusted leader in head pain relief, with Excedrin Migraine being the number one neurologist-recommended OTC migraine treatment approved by the FDA.

Fenbid is the number two Systemic Pain Relief brand in China and the market-leading Pain Relief brand in China outside of traditional Chinese medicine. Its purpose is to “enable consumers to move forward and leave their pain behind.” Fenbid provides solutions and formulations that are backed by science, including its popular 12-hour sustained release formula.

Grand-Pa is the number one Pain Relief brand and largest OTC brand in South Africa. Used by families for over 100 years, Grand-Pa’s purpose is to “liberate people to keep moving their communities forward,” by providing fast and effective relief for different types of pain, driven by formats that deliver fast absorption. Grand-Pa’s headache powder provides symptomatic relief from mild to moderate pain and fever. In 2021, supported by consumer-tested concepts, the Group modernised the Grand-Pa brand with the introduction of stick packs, which use sleek design packaging for ease of consumption on the go.

Respiratory Health

The Group is the global market leader in Respiratory Health. Respiratory Health is a more fragmented category, with local needs and consumer preferences in treating respiratory ailments far more diversified compared to other consumer healthcare categories. The Group’s portfolio is accordingly positioned, with a larger number of brands catering to local needs. Key areas of the category where the Group competes include the £5.6 billion seasonal cold and flu market, the £3.9 billion Topical Nasal Decongestants market and the £3.6 billion Allergy Care market.

The Group’s focused approach to the Respiratory Health category is highlighted below through its Power Brands, Otrivin and Theraflu, as well as through examples of its other locally important brands, such as Flonase,

Robitussin and Contac. In FY 2021, the Group generated revenue of £1.132 billion across its Respiratory Health portfolio. Unlike the Group’s other categories, seasonality has a significant impact on Respiratory Health revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Seasonality” below for a discussion of seasonality in relation to the Group’s Respiratory Health portfolio.

Otrivin50

Otrivin is the number one Topical Nasal Decongestant brand worldwide, with a presence in over 40 markets and exists to “release the wonders of breathing well.” Otrivin provides consumers with a complete suite of nasal care products, including both medicated and non-medicated nasal sprays for adults and children. The medicated sprays, such as the Medicated Complete Nasal Care Triple Action Nasal Spray, are designed to rapidly relieve the symptoms of nasal congestion rhinorrhoea and provide long-lasting benefits. This is achieved using the active ingredients xylometazoline and ipratropium, which unblock the nose within minutes, and lasts 6-8 hours, for better breathing. For consumers who prefer a non-medicated solution, Otrivin Naturals uses seawater and sea salt solutions to cleanse away excess mucus, gently restoring nasal function.

In 2021, the Group launched the Otrivin BreatheClean range in response to growing consumer concerns about the impact of environmental pollution on breathing. Otrivin BreatheClean contains isotonic seawater that helps to remove the trapped particulate pollution by washing it away. The range was successfully launched in India and Poland in December 2020 and is contributing to strong growth for the brand across both markets.

Theraflu51

Theraflu is one of the world’s leading brands in the seasonal cold and flu market, operating in over 50 markets with over 50 years of history and innovation. Its purpose is rooted in “fighting for a flu-safe world,” with products that deliver effective relief from cold and flu symptoms. The Theraflu range, consisting of syrups, hot liquid powders, caplets and capsules, provides products in multiple forms to meet consumer as well as market preferences.

The leading format in the Theraflu product range is its Hot Liquid Powders. Available in a range of flavours and drawing on extensive flu expertise, Theraflu provides symptomatic relief from cold and flu.

Other Respiratory Health brands

The Group’s global Respiratory Health Power Brands are augmented by a number of locally important brands, which provide the Group with leading positions in key markets. Three of these, Flonase, Robitussin and Contac, are highlighted below.

Flonase is a leading allergy remedy in the USA with a presence across multiple other markets. Its purpose is to deliver allergy relief that lasts. Flonase nasal sprays provide 24-hour all-in-one non-drowsy allergy relief, targeting sneezing, runny nose, itchy and watery eyes plus nasal congestion, which most allergy pills are unable to treat. The Flonase range consists of the Flonase Allergy Relief Nasal Spray, an OTC medicine which incorporates fluticasone propionate, the number one prescribed allergy medicine, and the Flonase Sensimist Allergy Relief, made with MistPro Technology that creates a fine, gentle mist that is scent free.

[50]	Otrivin operates under multiple different brand names around the world, including Rinazina (Italy), Rhinomer (Spain), ProRhinel (France) and Vibrocil (Portugal).
[51]	Theraflu operates under multiple different brand names around the world, including NeoCitran (Canada and Switzerland).

Robitussin is a leading US cough remedy (ranked second in the US) with a history of over 70 years and a purpose to “deliver cough and other cold symptom relief solutions consumers can count on.” It has a portfolio of products that provide effective relief for multiple needs. The product range includes both medicated and 100 per cent. natural, drug-free remedies for both adults and children, available in a variety of formats. Robitussin is also available across multiple markets outside the USA.

Contac is a well-known cold and flu brand in China. It has a range of Respiratory Health products known for their strong efficacy, including multi-symptom cold and flu medicines, nasal decongestion sprays and topical decongestion products.

Digestive Health and Other

Digestive Health The Group is the market leader in the global Digestive Health market with a portfolio of trusted, leading brands focused on key markets, in particular the USA (ranked first), India (ranked first) and Brazil (ranked second), each of which are in the top ten markets for Digestive Health products globally. The Group’s key brands are described below.

In FY 2021, the Group generated revenue of £1.951 billion across its Digestive Health and Other portfolio.

Tums

Tums is the leading OTC Heartburn Treatment in the USA with a range of products for the fast and effective treatment of heartburn and acid indigestion. Its purpose is to enable consumers to “fight back against heartburn fast.” To maintain its position as the market leader, the 90-year-old brand continues to reinvent itself through innovation and creative communications. Tums offers a varied portfolio of products in order to attract different consumer groups and broaden its utility. For example, Tums Chewy Bites, an antacid with a tasty outer shell and soft centre, aims to provide an enjoyable taste experience, attracting young category entrants, whereas Tums Naturals is an antacid containing no artificial flavours or dyes, appealing to health-conscious consumers seeking a more natural solution to their medicinal needs.

ENO

ENO is the number one OTC Heartburn Treatment in India and Brazil, with a range of antacid products (powders, liquids and tablets) that provide temporary relief from the symptoms of heartburn and gastric discomfort. ENO’s purpose is to “free appetite for life” for people suffering from acid reflux or heartburn, through delivery of smart solutions to aid healthier digestion. ENO powder is notable for its speed of relief as it begins to work in six seconds post-consumption. In India, it is the Group’s single most distributed consumer healthcare brand, with presence in over four million outlets. In Brazil, despite the challenges faced during the COVID-19 pandemic, the brand continued to increase its market share in 2020. This growth was partly driven by the launch of new products with innovative flavours and formats, such as ENO in liquid format.

The Group also sells a broad range of other Digestive Health products, particularly in the USA, where in addition to Tums its portfolio includes Nexium, Gas-X and Benefiber, among other brands.

Nexium is the leading PPI heartburn treatment in the USA (ranked third in Heartburn overall) and the number one choice for doctors for their own heartburn.52 Nexium 24HR is an effective treatment for frequent heartburn. It works by blocking acid directly at the source to provide consumers with 24-hour protection, and potentially preventing heartburn before it even starts. As a long-acting treatment, the brand complements the Group’s Tums

[52]	Among primary care physicians who use a branded OTC proton pump inhibitor (Report by FRC, A Lieberman Company, September 2020).

portfolio, which is an effective treatment for occasional heartburn, and its antacid formulation provides consumers with fast-acting relief. The Group holds worldwide OTC rights to Nexium (excluding Brazil) under an agreement with AstraZeneca, which involved an Rx-to-OTC switch for the brand in 2014.

Gas-X and Benefiber broaden the Group’s Digestive Health portfolio beyond heartburn relief. Gas-X is the number one Antiflatulent brand in the USA and Benefiber is a leading laxative in the USA (ranked fourth).

Other

The Group focuses on certain sub-categories in Skin Health, including Lip Care, Haemorrhoid Treatments and Wound Healers. In each of these sub-categories, the Group has leading positions in key markets as illustrated by some of its locally important brands including: ChapStick, the number two Lip Care brand in the USA; Bactroban, the leading Wound Healers brand in China; Preparation H, the market-leading haemorrhoid treatment in the USA; and Zovirax and Abreva, the world’s two leading Cold Sore Treatments. Further important Skin Health brands include the Lamisil antifungal brand and Fenistil, a treatment for skin irritations.

The Group also has leading positions in Smokers’ Health through brands such as Nicorette, the leading brand in the USA, and Nicotinell, the number two brand globally.

Global reach

Overview

As one of the world’s leading consumer healthcare businesses, the Group has a broad global reach with a number 1 or number 2 OTC/VMS presence in countries which represented over 70 per cent. of the world’s OTC/VMS markets by value in 2021.

The Group’s commercial organisation leverages the benefits of its global scale whilst maintaining accountability and agility at a local level. A global commercial organisation provides global brand management and marketing, insights and analytics, and digital commerce capabilities, where centralised expertise, scale and consistency provide value. Commercial execution is driven by business units at a local level structured into three regions: (i) North America; (ii) EMEA and LatAm; and (iii) APAC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Regional performance” below for a discussion of revenue for each region in FY 2020 and FY 2019.

The Group is the leading OTC/VMS business across all three regions, as well as one of the leading businesses in Oral Health, on the basis of sales to consumers in FY 2021.

Group ranking by region

Oral Health
Region	OTC/VMS	Overall	Therapeutic[53]
North America	1st	3rd54	1st
EMEA and LatAm	1st	3rd	1st
APAC	1st	4th55	1st
Overall	1st	3rd	1st

[53]

Group analysis based on third party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022). Therapeutic Oral Health is defined as Therapeutic Toothpaste and Total Dental Appliance Care.

[54]	The Group is ranked 3rd in Oral Health in North America by Euromonitor in 2021 but the difference with the 4th ranked player is within the margin of error.
[55]	The Group is ranked 4th in Oral Health in Asia Pacific+Australasia combined by Euromonitor in 2021 but the difference with the 5th ranked player is within the margin of error.

North America

The North America region includes the USA, Canada and Puerto Rico, and is home to 5 per cent. of the world’s population and 27 per cent. of global GDP.56 The region is distinguished by a well-developed consumer healthcare market with a significant presence of mass retail and large drug store chains. Key market trends include a growing consumer interest in wellness products and alleviating healthcare issues, increased product personalisation to meet specific needs, and a growing e-commerce market, partially driven by the impact of the COVID-19 pandemic.

The North America region delivered £3.5 billion in revenue in FY 2021, representing 37 per cent. of the Group’s total revenue.

The Group is the market leader in North America in OTC/VMS benefitting from a 7.6 per cent. market share, with leadership in Digestive Health and leading positions across Pain Relief (ranked second), Respiratory Health (ranked fifth), Skin Health (ranked second) and VMS (ranked third). It is ranked within the top four companies in Oral Health (ranked third equal57) with a top three ranking in Toothpaste and leadership in Denture Care.

The Group has an extensive portfolio of brands in the region, including four of the top 20 OTC/VMS brands in the USA and a number of category-leading positions in the region, some of which are highlighted below.

Consistent with its scale, the Group has broad distribution capability with over 245,000 points of distribution in the USA across all channels, including mass retailers, pharmacies, clubs, food and convenience stores and digital commerce. While the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers accounted for 60 per cent. of the Group’s revenue in the North American market in 2021, reflecting the concentrated retailer landscape in the USA. Nevertheless, the Group’s revenue is relatively balanced across key customers, with no customer accounting for more than 25 per cent. of the Group’s revenue in the region in 2021.

The Group is a partner of choice among its top ten customers in North America. The Group has dedicated multifunctional top customer and channels teams in the region that cover sales, category development, consumer engagement, supply and finance.

[56]	Source: World Bank (2020).
[57]	The Group is ranked 3rd in Oral Health in North America by Euromonitor in 2021 but the difference with the 4th ranked player is within the margin of error.
[58]	Source: Group analysis based on Euromonitor Passport (2021).
[59]	Proton pump inhibitor, a class of drug which reduces acid production by the stomach and has a longer duration of action than traditional antacids.

Close partnerships are supported by the Group’s two shopper science labs in New Jersey and Arkansas and through its consumer insights platforms, which enable the Group to conduct joint-business planning with key retailers. The Group’s strategic partnership with Walgreens in the Pain Relief category supported the training of 75,000 in-store retail team members in the delivery of empathetic fit-for-purpose treatment for pain sufferers based on insights derived from the Group’s shopper science lab. A similar partnership seeks to upskill the store sales teams in the VMS category based on the Group’s science and insights generated in the shopper science lab. The Group has been recognised by several leading retailers since 2019, including Walmart, Walgreens and CVS with awards including “Supplier of the Year.”

In the USA, the Group has invested heavily in digital commerce capabilities and marketing support and has significantly grown e-commerce sales since FY 2019, for example, having achieved market-leading positions on Amazon in Toothpaste and Topical Pain with Voltaren. Increased first-party data in the USA is facilitating the generation of insights that are leveraged back into the business. The Group has also made progress towards improving its customer experiences, including launching its first direct-to-consumer online store for ChapStick in the USA in 2020.

EMEA and LatAm

The EMEA and LatAm region is managed as a segment within the Group’s structure. This is a large and diverse region, which is home to 44 per cent. of the world’s population and 37 per cent. of global GDP.60 Covering approximately 150 markets, the region is managed under seven business units: Northern Europe, Southern Europe, Central and Eastern Europe (including the Commonwealth of Independent States), Russia, DACH (Germany, Austria and Switzerland), Middle East and Africa and LatAm (Brazil, Colombia, Wider LatAm).

The EMEA and LatAm regions delivered £3.9 billion of revenue in FY 2021, representing 41 per cent. of the Group’s revenue. Approximately 12,300 employees61 work in the EMEA and LatAm regions and the business is supported by 13 regional manufacturing sites located across the region, enabling local innovation and closer response to consumer demands.

[60]	Source: World Bank (2020).
[61]	Full-time equivalent employees and agency staff as at 31 March 2022 (rounded to the nearest 100).

The Group is the largest consumer healthcare business across EMEA and LatAm with leading positions across multiple categories, including Pain Relief (ranked first), Respiratory Health (ranked first), VMS (ranked third) and Oral Health (ranked third).

In many EMEA and LatAm markets, OTC products are exclusively sold through the pharmacy channel. Nevertheless, mass market retail is significant for Oral Health and VMS products and, in certain markets, for OTC products, notably in the UK, Netherlands and Mexico. Overall the pharmacy channel represented approximately 60 per cent. of revenue in the region in FY 2021, mass market retail represented approximately 35 per cent. in FY 2021 and e-commerce made up the remaining approximately 5 per cent.63

Given the importance of independent pharmacies and pharmacy chains in EMEA and LatAm, the Group maintains a large, dedicated sales force. The sales force provides account management, and drives excellence in store execution and expert advocacy on the Group’s brands. In mass market retail, the Group has a weighted distribution level of over 80 per cent. and is ranked second by share of sales. E-commerce is a relatively smaller proportion of the region’s sales, but is growing at around 23 per cent. per year and its contribution to the overall sales mix in the region varies from 1 per cent. to 15 per cent. given the variety of regulatory environments and digital maturity across the countries.

As in North America, the Group supports its customers to improve their category performance, leveraging its shopper science and advanced technologies to support ranging, merchandising and space planning. For example, it uses Dragonfly AI to replicate the human eye and understand what grabs shoppers’ attention, as well as augmented and virtual reality to present new concepts for point of sale both instore and on line. The Group is also

[62]	Sensodyne is ranked second across EMEA and LatAm combined. Within this, Sensodyne is ranked second in toothpaste in EMEA and third in LatAm.
[63]	Source: Group analysis based on external data (Nielsen).

using image recognition technology to track distribution and the visibility of key products, across the points of sale. This enables the Group to collect insights to deliver efficient in-store execution of its brands.

APAC

APAC is a large, diverse and higher-growth region, home to 51 per cent. of the world’s population and 36 per cent. of global GDP.64 The region is split across five business units serving 22 markets incorporating both well-established markets such as Japan, South Korea and Australia, as well as rapidly growing markets including China, India and South East Asia. The region is distinguished by a rapidly emerging middle class fuelling a demand for increased self-care and product premiumisation, together with high levels of e-commerce in key markets, most notably China.

Asia Pacific region

APAC markets delivered £2.1 billion of revenue in FY 2021, representing 22 per cent. of the Group’s revenue. Approximately 5,900 people65 work in the APAC region and the Group’s R&D centre in Suzhou, China develops new products for the region based on local needs and insights and collaborates with the six regional manufacturing sites to facilitate their introduction.

The Group is the market leader in the APAC region in OTC/VMS, with leading positions in Pain Relief (ranked first) and VMS (ranked second). In Oral Health, the Group holds the leadership position in Denture Care and Sensitivity Toothpaste (among the top five in Toothpaste overall). This has been achieved through a highly focused portfolio in which nine brands66 with market leadership positions accounted for 84 per cent. of total APAC revenue in FY 2021.

[64]	Source: World Bank (2020).
[65]	Full-time equivalent employees and agency staff as at 31 March 2022 (rounded to the nearest 100).
[66]

Sensodyne (#1 sensitive Toothpaste brand in APAC), Caltrate (#2 Calcium Supplement in APAC), Centrum (#1 Multivitamin in APAC), Panadol (# 1 systemic analgesic in APAC), Polident (#1 Denture care brand in APAC), Voltaren (#3 Topical Analgesic in APAC and leading pain brand outside traditional Chinese medicine (“TCM”)), ENO (#1 number one Digestive Health brand in India), Fenbid (#2 Systemic Pain Relief brand in China and leading Pain Relief brand outside of TCM), Bactroban (#1 wound healer in APAC).

The Group’s business in APAC is supported by broad local capabilities and expertise which provide it with the agility to respond to evolving consumer needs across the dynamic markets of the region. In addition to local commercial execution, the region’s employees also support R&D, marketing strategy and manufacturing. The Group’s R&D centre in Suzhou, China develops new products for the region based on local needs and insights and collaborates with the six regional manufacturing sites to facilitate their introduction. Through a strong regional supply network, approximately 80 per cent. of the Group’s business in APAC is supplied within the APAC region.

In recognition of the diverse retailer and regulatory market landscape within APAC, the Group takes a varied approach to its distribution strategy across the region, which variously consists of direct sales to retailers, indirect sales made through distributors, or a combination of both methods depending on the channel dynamic of the given market and the scale of the Group’s operations. In India, the Group’s products are distributed by Hindustan Unilever Ltd.

The sales force within APAC is also deployed according to the structure of the relevant market. Centralised buying functions are managed by centralised account management in more developed markets, whereas smaller,

[67]	Source: Group analysis based on third party data from Nielsen, IRI, Intage, IQVIA Consumption Sales Data (2021-2022).
[68]	Sensodyne is ranked 1st in toothpaste in Japan by Euromonitor in 2021 but the difference with the 2nd ranked player is within the margin of error.

independent customers are managed by territory managers and sales representatives. The Group’s sales force in APAC consists of approximately 2,500 employees who are further supported by distributor sales representatives in certain markets. These teams are supported by the Group’s shopper science lab in Singapore, which enables category management partnerships with key retail partners.

The APAC region leads the world in digital commerce with 61 per cent. of global retail e-commerce sales in 2020 (according to eMarketer, May 2021). The Group has invested heavily in this area. Through the prioritisation of digital programmes in APAC, e-commerce revenue grew by 36.3 per cent. in FY 2021.

One such programme in China is based on the latest developments in the online-to-offline (“O2O”) services market. O2O services enable a seamless digital purchase experience for the consumer by combining physical retail pharmacy locations for sourcing and platform courier teams for collection and delivery. These services enable consumers to find product information and order medicines through O2O platforms and receive at home or to office delivery, typically within 30 minutes. The Group identified the potential for O2O services and established a dedicated O2O team to establish strategic collaborations with leading O2O platforms such as Meituan and Eleme (part of the Alibaba group).

The Group has established flagship e-commerce brand-specific stores run on Alibaba’s T-mall platforms and collaborates with online health and consultation platforms such as We-Doctor and JD Health to enable consumer access to online advice, educational content, brand content and on some platforms also direct product purchase.

The Group has also developed strategic collaborations with the Alibaba group where its Digital Captaincy status in the VMS category enables access to a greater degree of data granularity, better informing its planning and commercial execution capability.

Besides its strong position on established e-commerce platforms such as T-mall, the Group is also actively expanding into social commerce69 on popular social engagement platforms such as Douyin. The Group has recently established stores for several of its brands on Douyin’s platform so that consumers can immediately purchase products on the platform whilst engaging with the brand through content and livestreaming.

The Group has also established an in-house audience management platform that collates data to provide a single source of information on consumers and healthcare professionals in order to deliver personalised experiences. This enables richer and better targeted consumer engagement to meet consumers’ healthcare needs more effectively through CRM and marketing programmes.

Engagement with Consumers

As a leading consumer healthcare business, the Group has broad capabilities in marketing, expert marketing, design, and consumer and business insights and analytics. These capabilities are complemented by a strong and growing capability in digital commerce.

Marketing

The Group has a clear purpose to deliver better everyday health with humanity and this drives the way the Group develops and commercialises its products. We believe the Group has a competitive advantage in everyday health with its human understanding, combined with its trusted science. The Group’s brands are purposeful, founded in science and focused, not only on care, but on quality of life, empathy and inclusion.

[69]	Selling products via e-commerce through social media.

By putting brand purpose at the centre of highly integrated campaigns, which are aligned across commercial, expert, marketing and R&D, the Group’s human-centric brands help to deliver more emotional connections and relatable consumer-centric experiences to support better health outcomes.

For example, Voltaren’s purpose is to restore the joy of movement for body pain sufferers worldwide.

A number of the Group’s campaigns are enduringly famous, reflected in and recognised by the wide range of global and national marketing awards the Group has received. Sensodyne’s famous dentist testimonial advertising was launched in 2005 and continues to offer authentic dentist recommendation to consumers across the world. Over 5,000 dentists have offered to recommend Sensodyne in the media, reflecting the significant numbers who do so every day.

Newer campaigns have also received considerable acclaim. For example, Theraflu’s “roll up your sleeves” campaign and #FightingFluTogether to better meet the needs of underserved communities drove reappraisal of the brand and improved social sentiment scores for Theraflu.

The Group prioritises marketing with a positive social or environmental impact and incorporates social and sustainability goals aligned with brand purpose within its marketing strategies. For example, Otrivin’s brand purpose is to “release the wonders of breathing well.” Accordingly, Otrivin aims to raise awareness of the impact of air pollution on health reflecting growing consumer concerns. In 2021, Otrivin partnered with a European biotech company to build a playground that actively purifies the air as more children play in it. This is particularly pertinent given that 93 per cent. of the world’s children play in spaces with unacceptable levels of air quality. This installation featured at COP26 and drove significant levels of earned media.

Historically, the Group has achieved multiple successes for its marketing campaigns, including design, creative impact, effectiveness and digital. This includes high-profile Gold and Grand Prix awards at Cannes Lions, the Institute of Practitioners in Advertising, The Effies, Red Dot and D&AD.

The Group continues to evolve its marketing operations and in 2021 it opened its pioneering in-house content studio, CaST. CaST provides end-to-end content production, allowing the Group to be agile and cost-effective in its content development, delivered via in-house subject matter experts and underpinned by technology. This production model also helps the Group to advance its creative effectiveness through dynamic creative optimisation (“DCO”). Since 2021, CaST has delivered nearly 30 DCO campaigns across 13 markets, with 90 per cent. of these delivering performance improvements against benchmarks (e.g. cost per click, cost per completed view and ‘viewability’). The marketing function also continues to embrace technology, such as AI and in 2020, Sensodyne launched Trio, the world’s first machine learning and AI-enabled mobile experience, which assesses people’s risk of having tooth sensitivity. Trio is designed to give users personalised treatment advice and a sample product or coupon, based on a picture of a user’s mouth and a short questionnaire filled out by the user. Trio has been launched as a pilot across multiple markets, including some of Sensodyne’s fastest growth markets, such as China and India. Additionally, the Group utilises an industry-leading AI tool designed in partnership with Google and Picasso Labs – Creative X – which scans over 20,000 video assets in 56 markets and provides recommendations for creative improvements following YouTube best practices.

Commercial insights and analytics

Achieving a deep understanding of consumers, shoppers, experts and retailers is pivotal to the mission of the Group.

The Group benefits from investments in in-house research facilities to solicit live shopper feedback. This is used to improve pack designs, point of sale materials and shelf layouts, including research tools to reach shoppers in their own homes, which the Group utilised extensively during the COVID-19 pandemic.

In addition, the Group’s shopper science labs provide real-life and digital store environments across all retail channels to recreate shopping scenarios to understand shopping behaviour, so that it can tailor and personalise category and brand execution. This is supported by its centre of excellence for shopper psychology, shopping insights and category management.

The Group uses its observatory tool to provide marketers, R&D and other teams across the organisation with direct access to the full breadth and depth of its knowledge base and to support their collaboration. This tool encompasses over 8,000 insight and analytics projects, nearly 1,000 tested concepts, over 20 specialist subject libraries, and links to over 30 other dashboards and research sources. It is updated in real time and new insights are added nearly every day.

Consumer insight and understanding are further built through a number of complementary marketing initiatives. For example, by partnering externally with InSites Consulting, the Group has developed an extensive toolset to provide enhanced consumer insight. This has been supported by more traditional large-scale key audience survey data and qualitative interview information.

By enabling on-demand engagement with almost “any audience anywhere” via established external partnerships to provide insight globally, the marketing organisation has flexibility to identify and utilise the optimal market research approaches to identify commercial opportunities, while taking into consideration commercial objectives, target audiences and timing requirements.

The Group uses an extensive toolset to spot emerging consumer trends with disruptive potential in order to help it shape the future of everyday health. Its toolset is designed to discover and frame trends impacting health and wellness, to monitor their expression over time and to prioritise those that will rise and endure. The Group’s proprietary and comprehensive global trends framework monitors forces of change, trend territories and over 20 trends which have the highest adoption and disruption potential. Combined with tools to monitor fresh trend signals from search, social and in market competitor activity, this enables the Group to identify and react to global and local innovation opportunities, thereby driving incremental sales.

Digital capability

Deep human understanding attained through the Group’s data partnerships and insights process is enhanced by digital capability. The Group was an early adopter of the Tech Stack (Google), creating direct ownership of and access to audience data. Additionally, the Group uses Publicis’ PeopleCloud (cloud-based marketing platform) to leverage relevant data sets to better identify and connect with its growth audiences. The Group has systematically applied a data-driven approach to marketing via PeopleCloud across its markets, which enables it to target similar customers and continuously learn and grow its customer base. By responsibly balancing privacy and personalisation, the Group is able to build long-term relevant relationships with consumers across all of its brands.

Marketing campaigns are planned via digital-first connection planning, generating and placing content made relevant for events, seasons, formats, cultural occasions and even weather patterns. One of the Group’s advancements in predictive marketing is a proprietary tool called TRGR, or Trigger. This pulls in data signals that help pinpoint where and when the Group’s audiences are more or less receptive to its messages. It employs a set of bespoke and customised business rules to provide dynamically personalised content designed to drive the Group’s visibility in key moments, while delivering improved cost efficiency and stronger performance. Digital media spend has reached approximately 50 per cent. of media spend, fuelled by robust return on investment metrics from marketing effectiveness tools.

More broadly, the Group has increased its investment in digital capability across the business to improve overall speed and efficiency. Data, a key enabler for growth, is a particular area of focus as it allows the Group to better understand its consumers and customers. In 2020, a dedicated data team of data scientists, innovation specialists, user experience designers and data apprentices was set up to build the data strategy and governance processes in readiness for a future standalone business. The team is also focused on building data literacy across the business to enable it to extract the most value from its data, which will accelerate the Group’s digital transformation and support more effective decision making.

As part of the recent transformation of the business, the Group places significant focus on enhancing the digital capability and literacy of all of its people. In 2020, it launched the Digital Commerce Academy, an online learning platform with training modules, playbooks, planning frameworks and other resources to help embed core digital commerce learnings and behaviours. Since launch in August 2020, more than 5,600 employees across over 84 countries have completed training through the platform as of March 2022. The academy complements the digital accelerator programme, which rolled out in 2020 in the EMEA region, following a successful launch in APAC in 2019. The programme is designed to drive sales through digital commerce and promote a digital-first culture by integrating external digital experts within teams. Building on this, in 2021, the Group announced a partnership with University College London to create an industry first, exclusive digital commerce mini-MBA, which is available for all of the Group’s employees. As a university-level educational certification, the programme represents a first for the consumer industry.

The acceleration of investments into digital infrastructure and media channels has created a more efficient, transparent and connected path to consumers. The Group has re-balanced its digital investment to reflect consumer changes, while the increased use of digital channels has also enabled it to analyse data to a greater degree, delivering key consumer insights and enabling the targeting of specific audiences and consumer needs that previously may not have been addressed.

The Group has begun to see significant success where it has made investments in digital. In the 2020 launch of Voltaren in the USA, e-commerce formed a key pillar of the successful brand launch. Two billion media impressions were earned through traditional TV and online video advertisements. Similarly, during the Advil Dual Action launch, 588 million YouTube impressions were made.

Notably, the Group’s first US website for Voltaren, VoltarenGel.com, was recognised by the Arthritis Foundation as the world’s first arthritis-friendly website and obtained Gold Distinction in the 13th Annual Shorty Awards. Among other features, the website implemented accessibility features such as voice search and scalable font sizes to account for the possibility that users might have arthritis in their hands that would make it difficult to navigate a website.

Overall, the Group’s e-commerce revenue grew from 4 per cent. of overall revenue in 2019 to 8 per cent. in 2021.

Engagement with Experts

Overview

The ability to engage appropriately with experts within the healthcare community is a key driver of the Group’s performance. The Group’s capabilities in expert engagement are one of its key strengths and it is widely recognised as a partner of choice by healthcare professionals.

There are approximately 10 million healthcare professionals globally addressing the conditions the Group serves and collectively they have the capacity to make an astonishing 52 billion recommendations every year.

Importantly, consumers take these expert recommendations seriously and often act upon them. For example, 85 per cent. of pharmacist recommendations lead to a purchase.

The Group has a dedicated approach to building relationships with experts, healthcare professionals and external leaders based on trusted advice, recommendations and trial of its products. This is supported by its purpose to “deliver better everyday health with humanity” and is sustained by the knowledge that expert engagement has a direct impact on everyday health behaviours. The Group is differentiated by its commitment to trusted science and strict policies on scientific engagement, both of which provide a strong foundation for its engagement with the healthcare community.

Nurturing genuine relationships with the scientific and healthcare community also generates significant benefits for the Group which go beyond the direct generation of sales through expert recommendations. Expert engagement generates insights that inform product design and support clear communication of product benefits to consumer populations. It also helps to ensure that the Group has early visibility on unmet category needs.

Expert field force

The Group maintains a large, dedicated consumer healthcare expert field force that engages with doctors, dentists, pharmacists and other healthcare professionals across all of its key markets and has a reputation that scores positively in terms of service. The Group’s research indicates that the field force’s “called-on” experts make more recommendations per week than experts that are not called on and this has a direct impact on product performance.

Digital

In addition to its expert field force, the Group engages with a broad group of healthcare professionals through its digital tools. The Group has dedicated digital channels for experts in 38 markets and has a specialist digital team that engages with experts and healthcare professionals via a dedicated portal, webinars, personalised learning, email marketing, social media, searches and paid media channels.

Conferences and events

We believe that one of the most effective ways of ensuring that consumers and patients feel heard and reassured is by respecting, valuing and supporting the experts that care for them. As a result, it runs a number of above brand and audience-led initiatives that support the wellbeing, professional development and, where appropriate, business acumen of expert audiences.

In addition, the Group has a presence at all major healthcare professional conferences, which are growing in reach with the addition of virtual capabilities. The Group also presents symposiums on topics relevant to its products and categories and publishes in peer-reviewed publications globally.

Partnerships and initiatives

The Group also engages with experts across a range of global and regional initiatives which are relevant to its brands and categories. These allow the Group to build trust with the healthcare community and they also provide useful insights to support future innovation and increase engagement for the Group and its products.

The Group recently partnered with the International Federation of Pharmacists (“FIP”) to commission research amongst their four million professional members on the impact of air pollution on respiratory health. FIP is the global federation of national associations of pharmacists and pharmaceutical scientists and it has 146 member organisations worldwide. The partnership has resulted in pioneering research on the impact of air pollution on respiratory health and a thorough understanding of the barriers that exist to optimal self-care, including health literacy.

In a similar way, the Group’s partnership with world-leading scientific experts and Smile Train, a non-profit organisation providing corrective surgery for children with cleft lips and palates, led to the first comprehensive cleft care guidelines that helped provide the evidence for the inclusion of orofacial clefts as a priority issue in the World Health Organization (“WHO”) resolution and resulting Global Oral Health Strategy.

R&D

The Group’s dedicated consumer healthcare R&D organisation has a track record of successful innovation and the generation of product claims supported by scientifically robust clinical evidence. It also has a critical role in supporting the compliance of the Group’s existing and new products with varied, complex and moving regulatory requirements in over 170 markets in which the Group operates. It is differentiated by its global reach, broad capabilities, its leading position in Rx-to-OTC switches and its ability to combine cutting edge science with deep consumer understanding.

Capabilities

The Group’s R&D organisation’s multidisciplinary talent pool of approximately 1,400 highly skilled scientists combines OTC and FMCG experience and represents a wide range of scientific disciplines including scientists, medics, dentists, nutritionists, formulators, engineers, regulatory professionals and flavour scientists. The Group’s category-level marketing and R&D teams lead the strategic agenda of the Power Brands and drive and execute at scale the Group’s innovation pipeline. Local marketing and R&D teams drive the growth and innovation agenda of the local strategic brands and execute local market-relevant innovations for the Power Brands. This organisational setup maximises speed of implementation and tailors for consumer specificities. See also “—Global reach” above, and “—Quality and Supply Chain” below.

The Group has three state-of-the-art R&D centres in Richmond, Virginia, USA (OTC/VMS), Weybridge, UK (Oral Health), and Suzhou, China (all categories in the Chinese market) providing it with a broad range of in-house scientific capabilities. Among other capabilities, these sites possess: (i) fast prototyping and pilot scale equipment for early stage development; (ii) imaging capability with high specification instrumentation; and (iii) analytical chemistry, product chemistry, sensory, packaging, process engineering, microbiology and stability capabilities. The R&D centres also support scale-up and technical transfers to manufacturing and provide end-to-end support for small-scale manufacturing. These capabilities are augmented by further consumer-centric capabilities, including consumer behavioural facilities and sensory and flavour science laboratories. In addition, the Group has embedded innovation resources which support local business units and enable the Group to recruit R&D talent globally to develop products closer to its consumers and tailor innovation for local consumer needs.

We believe that the ability to support its products and claims with trusted science is critical to its relationship with consumers and healthcare professionals. In support of this, the Group has dedicated capabilities to support both clinical trials and real world studies of its products and innovations. The Group has conducted over 65 clinical studies involving over 6,000 participants over the last five years, whilst the successful Rx-to-OTC switch of Voltaren in the USA in 2020 was supported using data in markets where Voltaren is already an OTC medicine. The R&D function’s expertise is also reflected in its track record of publications, peer-reviewed journal contributions and patents, including 296 publications and over 70 patent applications filed within the five years to end of 2021.

The Group’s R&D organisation places the understanding of the consumer at the heart of its innovation processes and draws on its dedicated in-house sensory and flavour science labs and consumer and shopper facilities to design products with the consumer in mind. The Group’s R&D scientists regularly connect with consumers via digital channels to obtain early feedback on innovation and the Group also monitors e-commerce reviews and utilises data-driven tools to better understand trends, unmet needs and areas of opportunity. Advanced visualisation techniques enable the Group to translate scientific benefits to consumers in an accessible manner.

The Group also maintains world class regulatory and medical teams who are embedded across multiple markets in each region. This enables the Group to rapidly launch innovations, maintain compliance on existing products, and engage in and enhance the self-care regulatory landscape – a capability which is a barrier for other smaller players. To illustrate this point, the Group has completed over 19,000 regulatory applications and approvals around the world in the last three years.

The Group augments its internal capabilities through dedicated business development and external innovation teams that scout and in-licence leading technologies. Innovation is further supported by a large external ecosystem including established suppliers and contract manufacturing organisations. Over 30 per cent. of the Group’s pipeline originates from external partnerships.

Rx-to-OTC switches

The Group has an enduring and world-leading capability in Rx-to-OTC switches. The switch of prescription products to OTC status is a key source of innovation and growth in OTC and requires expertise in medical, regulatory and commercial matters. The Group has a differentiated switch and direct-to-OTC consumer capability with a proven track record, having successfully completed four switches (Nexium, Flonase, Sensimist and Voltaren) in the USA in the last eight years, more than twice as many as any other business. The Group’s capabilities in switches are long-standing, with the Group and its predecessors having switched 19 products since 1990. Additionally, the Group successfully completed one new drug application in 2020 (Advil Dual Action).

These capabilities are a key differentiator and the Group has a long-standing dedicated in-house team composed of R&D and commercial experts, with a track record of switching both GSK and non-GSK products.

Going forward, the Group expects new switch opportunities to be increasingly supported by digital technology to increase product awareness and availability, to enable better self-care and to deepen direct relationships with consumers.

Selected innovations

The Contac product range includes a tablet that gives effective relief of seven cold and flu symptoms. In China, to address the Ministry of Health’s policy restricting pseudoephedrine-containing OTC medicines, the Group was able to in-licence appropriate technology and use its scientific and market expertise to overcome significant regulatory and technical challenges to launch the Contac Revive innovation in August 2021.

In 2021, the Group upgraded its core Sensodyne Repair & Protect franchise with the launch of Sensodyne Repair & Protect Deep Repair. The Group leveraged a previously acquired novel technology, NovaMin, which was based on findings from bone implant technology. This enables a deep and targeted occlusion of dentine tubules, in turn helping to reduce dentine hypersensitivity.

A further recent innovation in Oral Health is the launch of Sensodyne Complete Protection in January 2022, where the Group has created a formulation which offers all-round oral care benefits, such as cavity protection and enamel strengthening, while still providing Sensodyne’s clinically proven sensitivity protection.

In February 2021, the Group launched its Centrum Probiotics range in China. The R&D function developed the products using certified probiotic strains imported from Denmark. The launch was the Group’s first major move to expand Centrum beyond being a purely multi-vitamin and minerals brand, and was achieved within seven months from project initiation, reflecting the Group’s agile R&D capabilities.

In 2020, the FDA approved Advil Dual Action with acetaminophen as an OTC product for pain relief. The exclusive formula, launched in September 2020, is the first FDA-approved OTC combination of ibuprofen and acetaminophen in the USA.

Across 2019 and 2020, the Group upgraded its Voltaren franchise across Europe with the introduction of two award winning packaging solutions (with the one launched in 2019 already patented, and a patent application pending for the one launched in 2020). Detailed consumer work highlighted that convenience and ease of opening were key trial barriers. A “no mess” applicator removed the need for direct product contact with hands. Additionally, observing the target arthritis group’s use of the original product led to the introduction of the arthritis friendly “easy open” cap.

As part of its wider sustainability strategy, the Group has committed to developing solutions for all of its packaging to be fully recyclable or reusable by 2030 (where quality, safety and regulations permit). Within Oral Health, extensive stability and quality testing is underway to ensure that all of the one-billion-plus toothpaste tubes produced by the Group each year are made recyclable (first wave launched in July 2021 for Sensodyne Pronamel in Europe). The Group is also redesigning its toothpaste caps with ergonomic upgrades to reduce plastic use by more than 10 per cent. The Dr.BEST bamboo toothbrush (launched in 2020) and the Dr.BEST first climate-neutral toothbrush made from renewable resources (launched in 2021) are further recent innovations highlighting the Group’s sustainability strategy.

For further information on the Group’s R&D-driven innovations, see “—Categories and Brands” above.

Quality and Supply Chain

Overview

The Group operates a supply chain which combines a network of 24 in-house dedicated consumer healthcare manufacturing sites with a number of third-party contract manufacturing organisations (“CMOs”).The Group derives important commercial and competitive benefits from the large historical investments it has made in its footprint, infrastructure, quality control systems and people. It benefits both from the economies of scale from its large multi-region manufacturing sites and from its ability to manufacture with agility and scale on a regional level, close to its consumers. In addition, the quality and supply chain organisation’s track record in consistently meeting the rigorous compliance requirements of national regulatory bodies, demonstrated via successful quality inspection outcomes, is the result of investment, expertise and a cultural commitment to quality which are difficult to replicate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key factors affecting the Group’s results of operations and financial position—Supply chain” for a discussion of the key factors impacting the Group’s supply chain.

Group Internal Supply Network70

[70]	The manufacturing sites in Argentina and Brazil will be transferred to the Group following Separation. See “Material Contracts—Asset Transfer Framework Agreement” for further information.

Scale manufacturing at a local level

As one of the largest consumer healthcare companies in the world, the Group is able to deliver the cost benefits of scale manufacturing both at multi-region supply sites such as Dungarvan and Nyon, and through regionally focused sites close to its customers such as Suzhou and Oak Hill.

Every year, the Group supplies more than 3.5 billion consumer packs globally, including approximately 1.7 billion tubes of toothpaste, approximately 55 billion individual tablets and high volumes of liquid doses, gels and creams. Approximately 70 per cent. of consumer packs are sourced internally within the Group, with the remainder through a network of CMOs.

The Group’s ability to manufacture locally at scale is illustrated by some of the Group’s key sites:

Levice, Slovakia	Supply of the Group’s full portfolio of toothpaste at competitive cost across EMEA at a volume in excess of 600 million tubes annually

Dungarvan, Ireland	Supply of up to six billion tablets of Panadol annually in addition to the full range of denture cleansers and fixatives.

Nyon, Switzerland	Supply of more than 200 million units of the Power Brands Voltaren and Otrivin

Guayama, Puerto Rico	Supply of all Advil, Centrum and Emergen-C products for North America. The production of Emergen-C was consolidated into Guayama as part of the Group’s ongoing supply chain efficiency programme following completion of the Pfizer Transaction to add further scale leverage.

Suzhou, China	Dedicated China supply site combining agility for new product introduction and manufacturing at scale for key local products. The recent addition of a second facility was designed to support growth and expansion of the VMS product range.

The Group’s manufacturing footprint is well aligned geographically with its key markets around the world. This allows products to be regionally sourced and more easily tailored to local needs whilst also reducing the costs and risks associated with single-sourced global manufacturing. For example, the six in-region manufacturing sites in APAC supply 82 per cent. of the region’s products and work closely together with the Suzhou R&D organisation to facilitate the rapid introduction of innovative region-specific products. The geographically aligned sourcing of products also provides a natural currency hedge, helping to mitigate the impact of foreign exchange movements.

Complementary mix of internal and external supply

The Group’s supply chain includes approximately 180 external CMOs which supply approximately 30 per cent. of its consumer packs. While the Group has consolidated its CMO network in recent years as part of its ongoing supply chain efficiency programme, it has many ongoing long-established relationships with high quality and trusted CMOs. These relationships allow the Group to access specialist dose forms, for example, in sprays and patches, while supporting the Group’s agility in meeting changing consumer demands and providing innovation and responsive new product introduction in all geographies.

Fully invested systems infrastructure

In support of the internal and external network of manufacturing sites, the Group maintains a robust and up-to-date systems infrastructure including a single SAP enterprise resource planning system at 22 of its 24 internal sites, separate from that of the GSK Group and covering demand forecasting, supply planning, new product introduction and artwork management. These investments enable seamless interaction across the supply chain whether production is sourced internally or externally from CMOs.

Ongoing synergy delivery from the integration of the Novartis and Pfizer consumer healthcare businesses

The Group continues to benefit from the scale advantages arising from the combination of both the Novartis and Pfizer consumer healthcare businesses with GSK’s consumer healthcare business. Over the past six years, the network rationalisation programme has reduced the Group’s internal network from 41 sites inherited from the legacy GSK Group, Novartis and Pfizer businesses to 24 and the Group’s supply network continues to deliver significant synergies from the integration of the six legacy Pfizer sites and CMO network. In FY 2021, over £90 million cost of sales synergies were delivered with additional synergies projected in 2022.

Robust quality and compliance

The Group’s supply chain infrastructure is distinguished by high quality standards and rigorous compliance procedures which are applied both to internal sites and the Group’s CMO partners. These allow consumers, healthcare professionals and regulators to be confident in the Group’s products.

The effectiveness of the Group’s quality management systems is validated by ongoing strong performance in external regulator audits. The Group’s supply chain is subject to multiple regulatory inspections every year by national medical regulatory bodies including the FDA and the UK Medicines and Healthcare products Regulatory Agency. Since 2019, there have been more than 200 inspections by national regulatory bodies with a 99.5 per cent. success rate across the internal supply network.

The Group has continued to invest to sustain this strong quality and compliance record in order to keep ahead of evolving regulatory requirements. Recent investments include an updated quality management system, enabling enhanced end-to-end compliance capability and efficiency and electronic batch records deployment into key internal manufacturing sites.

Efficient and customer-oriented warehousing and logistics network

Following the integration of both the Pfizer and Novartis consumer healthcare businesses, the Group’s warehousing and logistics network has been reviewed and optimised to meet efficiency and customer service requirements for the combined portfolio and channel mix.

In markets with well-developed infrastructure and established third-party OTC distribution capabilities, for example in North America and Western Europe, the Group operates through large-scale distribution centres. In Europe, to further leverage scale and to enable efficient inventory and service management, the Group operates warehouses covering multiple markets, often in conjunction with multi-language packs. Typically, distribution centres are operated with expert third parties in order to leverage scale, expertise and technology platforms. In all cases, distribution centres, whether in house or third-party, must comply with the Group’s rigorous quality compliance standards and are subject to the Group’s audit process.

Ensuring supply continuity

The Group benefits from a comprehensive risk management programme which applies across all of its sites to minimise potential disruption of supply to customers and patients. This is supported by independent risk assessment of each manufacturing site. The Group continues to drive down risk in its sites with a robust risk management approach and a strong environmental, health and safety risk reduction programme. Supply continuity is also supported by the Group’s history of strong relations with its site-based employees and union representatives—presently, fewer than 50 per cent. of the Group’s sites are unionised.

The Group sources from approximately 2,500 direct material suppliers in approximately 65 countries. While, in broad terms, packaging supply and raw material supply takes place at a local or regional level, the sourcing and supply of active pharmaceutical ingredients and excipients is typically at a global level. To assist the mitigation of packaging and raw material sourcing risks, the Group operates a dual-sourcing programme, which prioritises critical items where risk is highest and revenue dependency is significant. In FY 2021, 75-80 per cent. of the Group’s materials supply by spend was sourced from more than one supplier and it expects this to increase to 85-90 per cent. by the end of 2023. Where dual sourcing is not expedient or feasible, for example with unique specification materials (such as supplier IP-owned flavours, or bespoke/IP-owned packaging applications), the Group mitigates risk through holding higher inventories and sourcing from multiple production sites owned by the same supplier.

Enabling the Group’s sustainability agenda

The supply network plays a key part in the delivery of the Group’s ambitious sustainability goals with a number of key initiatives.

To support the global efforts to mitigate the impacts of climate change, the Group has implemented renewable electricity generation at 12 of its 24 internal sites and is aiming to reduce its net Scope 1 and 2 carbon emissions by 100 per cent. by 2030 (versus its 2020 baseline).

The Group’s supply network is also implementing a broad range of other environmental and sustainability initiatives. For example, the Group achieved Zero Waste to Landfill certification across its network in 2021 and expects to achieve sustainable sourcing of palm oil in 2025. From a product perspective, the introduction of 100 per cent. recyclable toothpaste tubes and carbon-neutral plastic-free toothbrushes has commenced in Europe and the Group is working towards the implementation of pioneering recycling solutions for tubes and blister packs by 2030.

Intellectual Property

Trade marks

The Group’s meaningful and distinctive brands are of central importance to its business. Accordingly, the Group employs a global trade mark strategy to ensure that it has extensive and geographically wide-reaching trade mark coverage to protect their reputation and goodwill. As of 22 September 2022, the Group owns 30,995 trade mark registrations and applications in multiple jurisdictions worldwide. These are managed centrally at Group level in order to ensure robust portfolio management and consistency.

The Group’s Power Brands have the most extensive level of trade mark coverage, with rights filed to cover relevant word marks and logos in all major markets. Local strategic brands in the Group’s key markets have coverage in their relevant markets. There is also substantial coverage for the Group’s other leading brands worldwide. Along with the comprehensive worldwide coverage, the Group has particularly extensive trade mark protection for its products in the USA and China, both being key markets for the Group.

The Group has adopted the trade mark HALEON as its corporate name. Prior to adoption, extensive brand clearance work was carried out in all key markets across the full range of goods and services that the Group operates in, and anticipates operating in, and clearance in such key markets was obtained. Trade mark applications have been filed in all countries in which the Group operates.

The Group has worldwide exclusive, royalty-free and sub-licensable licences for certain OTC products from both Novartis (including Voltaren and Lamisil) and the GSK Group (including Flixonase, Bactroban and Zovirax).

These licences to the shared brands are perpetual, subject to material breach by or insolvency of the relevant member of the Group, and exclusive in relation to consumer healthcare products, subject to customary exclusions.

Additionally, the Group licences certain brands to and from third parties, including Nexium (OTC only), which is a worldwide in-licence from AstraZeneca (excluding Brazil); Nicorette, which is a US in-licence from Johnson & Johnson; and Nicoderm, which is a US in-licence from Sanofi.

The TSK&F Joint Venture in China markets several of the Group’s OTC brands locally (including Contac, Fenbid and Bactroban). The main trade marks for the marketed products are generally owned by, or licenced to (from the GSK Group or Novartis as shared brands), the Group and licenced to the TSK&F Joint Venture.

The Group routinely monitors the trade mark activities of competitors and takes timely legal action to appropriately enforce its trade mark rights against infringing third parties and ensure that the Group’s brand reputation, goodwill and value are protected. This action is employed through infringement litigation in courts, enforcement actions at national intellectual property authorities or by direct negotiations.

Patents

The Group employs a global patent strategy that endeavours to protect the Group’s R&D innovations and commercial products and strengthen the Group’s competitive position in the global consumer healthcare market. The Group currently has, as of 22 September 2022, approximately 1,500 granted patents and approximately 300 patent applications globally, including patents and patent applications relating to many of the Group’s Power Brands.

Patents in consumer healthcare play a vital, but different, role than patents in other health-oriented fields such as pharmaceuticals and vaccines. Consumer health-based patents rarely, if ever, solely cover a new active pharmaceutical compound by itself, because nearly all consumer health-based products use well-known, established active pharmaceutical compounds whose original patents have long since expired. Instead, consumer health-based patents focus on all aspects of a product itself, such as the formulation, method of manufacturing, delivery device, packaging, method of treatment, and design. Through careful evaluation of the different unique features of each consumer healthcare product, the Group’s products are often protected by multiple patents covering a variety of distinct features of the product. This results in less reliance on individual patents for a product’s commercial success, and the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature. Consequently, the Group does not consider any single patent to be critical to its overall financial health and success.

The Group’s global patent portfolio provides a number of competitive advantages in the consumer healthcare industry. The Group’s diversified approach of patenting multiple features of a product make the market entry of competitors with copy products difficult. Moreover, many of the Group’s patents cover technology closely related to the Group’s products, creating a further buffer of patent protection. Particularly during the early stages of new product launches, patent protection delays competitor entry into the marketplace and provides a competitive advantage of time for exclusive development of brand goodwill and market share prior to later entry of competing products. The existence of granted patent rights also enables the Group to advertise, promote, and mark its products as being patented. This supports the Group’s marketing campaigns, builds endorsements from healthcare professionals and increases consumer awareness of innovative technology being used in the Group’s products.

Further, some of the Group’s US patents, including certain patents covering some Advil products, cover products which qualify for listing in the US FDA Orange Book, which provides statutory exclusivity periods.

In addition to mitigating patent infringement risks, including through the active use of Freedom to Operate clearances early in the R&D process to assess potential liabilities presented by competitor patents, the Group’s global patent strategy invests resources in offensively enforcing patent rights. The Group routinely monitors the activities of competitors and takes timely legal action to assert the Group’s patent rights when appropriate. This allows the Group to retain the competitive advantages provided by the patent portfolio and to protect market share by seeking legal remedies, such as injunctions or monetary damages, to deter, prevent, or delay competitor entry.

The Group’s patent portfolio further generates value to the Group through the licensing of patents to outside parties covering technology that is not of commercial value to the Group. The patent portfolio can also be utilised as leverage during business negotiations, facilitating the creation of cross-licensing arrangements with competitors in lieu of litigation.

The Group in-licences certain third-party patents that support the Group’s business goals, including patents from companies with technical expertise in particular areas that the Group seeks to commercialise. The Group also partners with third parties to accelerate, develop, and/or commercialise new products in a cost-effective manner by utilising the knowledge of external experts in a particular field.

Designs and other intellectual property

In addition to the Group’s large patent and trade mark portfolios, the Group further strengthens brand value through protection of distinct brand designs, such as packaging designs. As of 22 September 2022, the Group has 1,057 granted and pending designs which are managed centrally at Group level. There is also copyright and unregistered intellectual property protection for pack designs and unregistered brands to the extent available in a given country.

Domains

As of 22 September 2022, the Group owns 6,190 domain names, which are managed centrally at Group level.

Domain names for the Group’s corporate names have also been reserved, including “Haleon.com” and “Haleon.cn.”

Environmental, social and governance

The Group’s purpose is to deliver everyday health with humanity and this informs the Group’s relationships with all of its stakeholders as well its approach to stewardship of natural resources. The Group has ambitious goals in relation to health inclusivity, its environmental impact, and supporting the communities where it operates together with a commitment to robust corporate governance practices across its business so as to enable it to maximise its positive impact on society.

The Group’s ESG strategy is led centrally by a core team of experts with representation on the management team and with a track record of ESG programme delivery in the consumer goods and healthcare industries. Central strategy and coordination is complemented at a business unit level by the incorporation of ESG objectives into the Group’s operational and performance targets, ensuring that ESG is integral to how it manages its business and drives value creation for all of its stakeholders.

Tackling environmental issues impacting everyday health

The Group’s commitments to a healthy environment can be seen in four areas in particular: (i) carbon and climate change; (ii) sustainable healthcare packaging: (iii) trusted ingredients, sustainably sourced; and (iv) operational waste and water. The commitments are brought to life through product innovations.

With respect to carbon and climate change, the Group understands the impacts of fossil fuel emissions and a warming planet on human health, whether it be through the impacts of extreme weather events, the exposure of new regions to climate-driven infectious diseases or the direct risks posed by air pollution to respiratory and cardiovascular health. Building on the steps already taken while part of the GSK Group, the Group is taking a robust approach to addressing its carbon footprint.

To support the global efforts to mitigate the impacts of climate change, the Group has implemented renewable electricity generation at 12 of its 24 internal sites and is aiming to reduce its net Scope 1 and 2 carbon emissions by 100 per cent. by 2030 (versus its 2020 baseline). The Group intends to self-generate renewable electricity or purchase renewable energy certificates to cover the Group’s total electricity usage by the end of 2022. In addition, the Group aims to reduce its Scope 3 emissions by 42 per cent. from source to sale by 2030 (versus its 2020 baseline). This level of carbon emissions reduction is aligned to the Intergovernmental Panel on Climate Change 1.5°C pathway. Following Separation, the Group intends to seek formal accreditation of its carbon commitments by the SBTi. The Group will also set a long-term carbon net zero goal informed by the latest SBTi guidance.

In packaging, the Group aims to develop solutions for all of its product packaging to be recycle-ready by 2025 and to be fully recyclable or reusable by 2030 where quality, safety and regulations permit. The Group aims to reduce its use of virgin petroleum-based plastic by 10 per cent. by 2025 and one-third by 2030 versus its 2020 baseline. The Group will work with partners to drive global and local initiatives to collect, sort and recycle consumer healthcare packaging at scale by 2030.

The Group looks to leverage external partnerships to achieve its environmental goals. It is part of the Pulpex partner consortium with Diageo, Unilever and PepsiCo, which looks at introducing first-in-class pulp packaging made from sustainably sourced pulp. The Group is further exploring the design and piloting of Pulpex bottles across several key brands in its Oral Health and OTC/VMS portfolios, including its global Power Brand Centrum.

The Group aims for all of its agricultural, forest and marine-derived materials to be sustainably sourced and deforestation free by 2030. In 2020, the Group’s sites that were its largest users of glycerine, its most material palm oil derivative, achieved Roundtable on Sustainable Palm Oil71 mass balance certification. As a next step in continuously improving the Group’s sourcing of sustainable palm oil, it is progressing towards buying physically certified palm oil derivatives. From 2022, the Group is providing funding towards several projects with ASD (Action for Sustainable Derivatives) to drive positive impact on the ground by improving the livelihoods of smallholders and providing support to increase the availability of sustainable sourced palm oil.

With respect to operational waste and water, the Group aims for all of its sites to achieve the Alliance for Water Stewardship (“AWS”) Standard72 by 2025, with all sites in water-stressed basins to be water-neutral by 2030. One achievement in this area is at the Cape Town site, which is located in a high-stress water basin. Here, the Group has reduced its water consumption by over 50 per cent. since 2010 and the site is on track to become the

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Roundtable on Sustainable Palm Oil (“RSPO”) is a not-for-profit organisation with over 4000 members, dedicated to developing and implementing global standards for sustainable palm oil. The RSPO has developed a set of environmental and social criteria which companies must comply with in order to produce Certified Sustainable Palm Oil. When they are properly applied, these criteria can help to minimize the negative impact of palm oil cultivation on the environment and communities in palm oil-producing regions.

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AWS is a global alliance between businesses, NGOs and the public sector promoting good water stewardship. The AWS Standard is a globally applicable framework for major water users to understand their water use and impacts, and to work collaboratively and transparently for sustainable water management.

first water-neutral site across the manufacturing network by the end of 2022. The Group aims for all of its manufacturing sites to achieve TRUE certification by 2030.73

Additionally, the Group has been implementing its sustainability agenda through its product innovations. The carbon-neutral Dr.BEST Green Clean toothbrush is an example of sustainable innovation. It begins with renewable raw material sourcing from sustainable forests and bio-composite material from the woodwork industry for the handle, has bristles made from 100 per cent. castor oil, and has plastic-free packaging.

To better understand the brush’s improved carbon footprint, the Group engaged with specialist consultancy firm, Climate Partner, which found the footprint was reduced by more than 50 per cent. when compared with the standard Dr.BEST toothbrush. The remaining footprint is offset through a community-based Climate Partner project in Madagascar. The Group is working on further innovation to reduce the carbon footprint even further with the ultimate goal of reducing it to zero.

Inclusivity

Health inclusivity is fundamental to the Group’s purpose to deliver everyday health with humanity, as everyday health is impacted by social exclusion and as bias and stigma prevent people from accessing better everyday health. The Group is taking a leading position in educating and empowering people to achieve better self-care and to provide accessible, affordable health care solutions through its products.

The Group aims to empower millions of people a year to be more included in opportunities for better everyday health, empowering 50 million people a year by 2025. It aims to achieve this in three key ways (i) driving change through its brands; (ii) empowering self-care; and (iii) investing in thought leadership and research. The Group’s social impact from such activities will be measured according to the nature of the activity. For example, the Group developed an inclusive easy-to-open cap for Voltarol pain relief gel and will count the number of potential arthritis sufferers rather than the total number of purchases in its reporting.

The Group is collaborating with The Economist Group to develop an index to promote awareness of health inclusivity and ongoing and productive dialogue with policymakers and healthcare professionals. The programme assesses the state of health inclusivity in 40 countries across four to five indicators (increasing to 80 countries in later phases), with the data being made available to consumers and stakeholders though an interactive index hub.

The index will be hosted on The Economist website in an interactive hub to enable open access so that stakeholders can use the data to perform their own analyses. In the first year, this output will be used to raise awareness and build further understanding of the drivers of health inclusivity. It is intended to facilitate meaningful dialogue with and among key stakeholder groups who share an interest in improving health inclusivity, particularly investors, policymakers, healthcare professionals and external experts, as well as the media, consumers and customers. The outputs will equip the Group with insights to inform its own actions and help identify opportunities for partnerships and wider coalitions of action in the medium to longer term to drive health inclusivity.

The Group has also seen the synergistic benefits of its inclusivity focus in driving preference and growth among retailers in multiple markets. For example, the US Tums “Bring Diversity to the Table” campaign run at Walmart in 2020, which donated culinary and nutrition scholarships with the Thurgood Marshall College fund, was awarded incremental displays in over 3,300 Walmart stores during the competitive holiday period and helped to deliver an increase in revenue for the Tums brand.

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TRUE is the first zero waste certification programme dedicated to measuring, improving and recognising zero waste performance by encouraging the adoption of sustainable materials management and reduction practices which contribute to positive environmental, health and economic outcomes.

Corporate governance

The Group strives for best-in-class corporate governance, which can be illustrated in three areas. First, at a Board level, the Chair and Directors have been selected based upon the capabilities, experience, diversity and regulatory requirements for a consumer healthcare company. The Directors have a commitment to transparent reporting and disclosure and are subject to a robust code of conduct.

Second, Board-level governance and committees have been established to ensure alignment with all requirements of the UK Corporate Governance Code (see “Board of Directors and Senior Management—The Board and Corporate Governance” below).

Third, the Group’s internal and external operational governance, links in directly to Board-level governance, enabling rapid escalation and visibility. This includes a focus on key performance indicators, principal risks, supplier code of conduct and quality requirements, internal employee training, and the use of responsibility scorecards to promote the right behaviours.

Dividend Policy

Haleon expects to adopt a dividend policy, which will reflect the long-term earnings and cash flow potential of the Group, consistent with maintaining sufficient financial flexibility and meeting the Group’s capital allocation priorities. The initial dividend is expected to be at the lower end of a 30 to 50 per cent. pay-out ratio, subject to Board approval. Haleon expects to pay a dividend to its shareholders in relation to the second half of 2022 in 2023, subject to Board approval and following approval of Haleon’s FY 2022 results.

Property, Plant and Equipment

The Group has interests in properties in numerous countries. None of these interests is individually material in the context of the Group as a whole. Such properties are used by the Group predominantly for manufacturing, distribution and R&D activities. In particular, the Group owns a supply chain of 24 in-house dedicated consumer healthcare manufacturing sites, with key sites located in Levice (Slovakia), Dungarvan (Ireland), Nyon (Switzerland) and Guayama (Puerto Rico). In addition, the Group owns three R&D centres in Richmond, Virginia (USA), Weybridge (UK) and Suzhou (China) providing it with a broad range of in-house scientific capabilities. The Group also owns 14 other R&D hubs which support local business units and enable the Group to recruit R&D talent globally to develop products closer to its consumers and tailor innovation for local consumer needs.

The Group is not aware of any environmental issues affecting its properties which would have a material impact upon the Group, and there are no material encumbrances on its properties. The Group believes its existing facilities are satisfactory for its current business and it currently has no plans to construct new facilities or expand or improve its current facilities in a manner that is material to the Group.

See also “—R&D,” “—Quality and Supply Chain,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditure” and Notes 16 and 17 to our Financial Statements.

Legal Proceedings

Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Haleon is aware) during the period covering the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on Haleon’s and/or the Group’s financial position or profitability.

The Group is currently, and may from time to time be, involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust, securities law, employment and governmental investigations, as well as related private litigation, further details of which are set out below. The Group makes provision for these proceedings on a regular basis, as noted below. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

At 30 June 2022, the Group had £14 million of provisions for legal disputes and matters, including amounts relating to legal and administrative proceedings, which are included within “Other provisions” as set out in the Interim Financial Statements.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse effect on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into.

Zantac litigation

In 2019, the GSK Group was contacted by several regulatory authorities regarding the detection of N-Nitroso-dimethylamine in Zantac (ranitidine) products. Based on information available at the time and correspondence with regulators, the GSK Group made the decision to suspend the release, distribution and supply of all dose forms of Zantac to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, the GSK Group made the decision to initiate a voluntary pharmacy/retail level recall of Zantac products globally.

On 30 April 2020, the EMA recommended the suspension of ranitidine medicines. Following the publication of the EMA’s recommendation, the GSK Group communicated a decision not to re-enter the market. In the USA, the FDA requested that all manufacturers withdraw ranitidine products from the market.

GSK, GlaxoSmithKline LLC, GlaxoSmithKline (America) Inc. and/or Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in personal injury lawsuits filed in the USA involving Zantac. There are also numerous unfiled claims added to a registry implemented by the court presiding over the Zantac Multidistrict Litigation (“MDL”) proceeding. Class actions alleging economic injury and medical monitoring claims also have been filed in federal court. Outside the USA, there are class actions and individual actions pending against the GSK Group and the Pfizer Group in Canada, along with a class action against the GSK Group in Israel. In addition to the product liability cases filed in the MDL, cases have been filed in several State Courts.

With respect to the USA, the OTC rights to Zantac were originally owned by a joint venture established between the GSK Group and Warner Lambert in 1993. Following the grant of FDA approval for the OTC formulation in 1995, OTC Zantac was marketed by the GSK-Warner Lambert joint venture until 1998 when the joint venture was terminated and, following which, Warner Lambert retained the exclusive rights to the OTC product. In 2000, Warner Lambert was acquired by Pfizer. In 2006, Johnson & Johnson acquired Pfizer’s OTC business, including the rights to OTC Zantac, which were on-sold to Boehringer Ingelheim as a condition to merger control approval. In 2017, Boehringer Ingelheim sold its consumer healthcare business (including OTC Zantac) to Sanofi.

Under the Pfizer SAPA, the Group is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities” further detail on which is set out in “Material Contracts—Pfizer Stock and Asset Purchase Agreement.”

The Pfizer Group and the GSK Group have each served the Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac. Haleon has also notified the GSK Group and the Pfizer Group that it rejects their requests for indemnification on the basis that the scope of the indemnities set out in the Pfizer SAPA only covers their consumer healthcare businesses as conducted when the JV was formed in 2018. At that time, neither the GSK Group nor the Pfizer Group marketed OTC Zantac in the US or Canada. It is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) the Group may have to the GSK Group and/or the Pfizer Group under the claimed indemnities. This is due to a number of factors and uncertainties, including:

•

the complex factual matrix relating to the third-party tort claims and the implications of the history of ownership of the US OTC Zantac rights, including: (i) the inability to establish whether the patients took the OTC and/or the prescription Zantac product and over what period(s); and (ii) the application of (and interaction between) the various liability allocation and indemnification regimes entered into in connection with the successive transfers of ownership of US OTC Zantac, as well as under the Pfizer SAPA; and (iii) how that complex factual matrix and/or ownership history interacts with the terms of the Pfizer SAPA to determine the application and scope of the Group’s indemnification obligations (if any) to the GSK Group and/or the Pfizer Group; and

•	the current status of the respective proceedings, which remain at an early stage.

PPI litigation

Certain members of the Group are defendants in the ongoing PPI litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease or end-stage renal failure. As of September 2022, there are approximately 1,400 Prevacid 24HR (OTC) personal injury lawsuits and approximately 2,200 Nexium 24HR (OTC) lawsuits filed and pending against the Group, nearly all of which are pending in an MDL in the District of New Jersey. In addition to the MDL cases, there is a small subset of cases pending in several state courts.

Manufacturers of other PPIs, including both prescription and OTC products, are named as co-defendants in the MDL. The Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions.

The first bellwether trial in the MDL is set for November 2022 and will focus on prescription products manufactured by other co-defendants. The Group, and its Prevacid 24HR (OTC) or Nexium 24HR (OTC) products will not be involved in the first trial. Additional trials involving other defendants, including the Group, may be scheduled for 2023 or 2024.

The Group divested the rights to Prevacid in the USA in 2019, but retained certain historical litigation liabilities. Prevacid was originally acquired by the Group as part of the GSK/Novartis JV, and therefore, to the extent that the litigation, in whole or in part, gives rise to any liabilities that result from, or otherwise relate to, acts or omissions of the Novartis group, or any circumstances or events in existence or arising, in the period prior to completion of the GSK/Novartis JV, the Group may be entitled to indemnification by Novartis (subject to the applicable limitations and financial thresholds set out in the contribution agreement dated 22 April 2014 between GSK, Novartis and GSKCHH, as amended and restated on 29 May 2014 and 2 March 2015).

German competition litigation

In 2013, GlaxoSmithKline Consumer Healthcare GmbH & Co. KG and other members of a working group, Körperpflege, Wasch-und Reinigungsmittel (“KWR”), of a German trade mark association, Markenverband e.V., were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. The information exchanged related primarily to annual terms negotiations with retailers and to the timing and the order of magnitude of list price increases. A total fine of approximately €63 million was imposed in 2013 on 15 companies, including €5.1 million against the Group.

Following the fine imposed by the Federal Cartel Office in 2013, the Group is party to eight active civil proceedings in Germany for damages against the Group and other manufacturers of branded drugstore products. The claimants allege that the exchange of information within KWR led to higher purchase prices being paid by the retailers, and therefore the Group and other KWR members are jointly and severally liable for potential damages. The proceedings are taking place in different courts across Germany and are at different stages.

Separate proceedings have been brought against the Group and certain other members of KWR by the insolvency administrator of Schlecker (formerly a large drugstore retailer in Germany) and other retailers, including Müller, Rossmann, Kaufland and Budnikowsky. Two of these actions have been dismissed in lower courts but are subject to appeal. For one of these actions, the Federal Court of Justice conducted an oral hearing on the appeal on 5 July 2022, and a decision is expected in the coming months.

Additionally, the Group has intervened as a third party on the defendants’ side in three separate proceedings brought by Bartels-Langness and Kaufland (in two separate proceedings).

Regulatory Overview

The Group’s activities are subject to a rigorous regulatory framework on a local and international level that conditions and affects the Group’s activities. The process of obtaining regulatory approvals and ongoing compliance with applicable laws, regulations and other requirements require the expenditure of substantial time and financial resources.

The following is a summary of the regulatory landscape applicable to the Group’s business in the key markets in which the Group operates. Where there are material differences, the applicable local regulatory framework is also summarised in respect of the USA, EU and/or China, being key markets for the Group’s business from a regulatory perspective. See “—OTC Medicines,” “—Medical Devices,” “—Food (dietary supplements),” “—Cosmetics” below which summarise the applicable laws, regulations and other requirements that are materially relevant to the Group’s consumer healthcare products.

The Group has products in a number of different regulatory classifications. From a regulatory perspective, the majority of the Group’s products can be categorised according to four principal regulatory classifications: (i) OTC medicines; (ii) medical devices; (iii) foods; and (iv) cosmetics. These classifications and their application to a given product in a given market may vary according to jurisdiction, the nature of the product and changes in law, among other variables. For example, while supplements are typically regulated as foods, in certain jurisdictions they may be regulated as medicines where they mitigate disease states or their ingredient levels exceed locally defined maximum thresholds for supplements. Accordingly, certain products will be subject to varying levels of regulation in different markets.

Additional laws, regulations and other requirements materially relevant to the Group’s business are summarised in “—Clinical Trials for OTC Medicines,” “—Claims and labelling,” “—Consumer Safety and Quality,” “—Pricing,” “—Environment, Health and Safety,” “—ABAC, AML and Sanctions” and “—Data Privacy” below.

OTC Medicines

Medicines are broadly defined as any product (or any ingredient(s) of such product) with an intended use to treat, prevent or cure a disease or medical condition. There are two main classifications of medicines: (i) those requiring a prescription; and (ii) those that can be bought over-the-counter without a prescription. Examples of OTC medicines include analgesics such as ibuprofen and paracetamol (known as acetaminophen in the USA); indigestion remedies such as antacids; and decongestants such as xylometazoline and oxymetazoline.

Regulation of OTC medicines

In general, regulations applicable to prescription medicines also apply to OTC medicines. Regulations relating to manufacturing, testing, facility registration and inspection, clinical trials, importation, safety monitoring and risk management apply equally to both classifications. The principles followed are the guidelines and standards published by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”), of which the USA, the EU and China are all members. The ICH brings together regulatory authorities and the pharmaceutical industry to discuss scientific and technical aspects of pharmaceuticals and to develop ICH guidelines. The ICH guidelines cover quality, efficacy and safety aspects, among other topics.

There are additionally often specific regulations that apply to OTC products to address unique issues common to these types of medicines.

USA

In the USA, the Group must comply with laws, regulations and other requirements promulgated by numerous federal and state authorities, including the FDA and other agencies and divisions of the Department of Health and Human Services, the Drug Enforcement Administration and other agencies of the Department of Justice, the Consumer Product Safety Commission, the Environmental Protection Agency, Customs and Border Protection (for imports and exports), the FTC and state agencies. Applicable legal requirements govern, to varying degrees, the research, development, manufacturing, commercialisation and sale of the Group’s products, including pre-clinical and clinical testing, approval, production, labelling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. Failure to comply with applicable legal requirements can result in product recalls, seizures, injunctions, refusal to approve or withdrawal of approval of product applications, monetary fines or criminal prosecution.

The FDA is the principal regulator of OTC medicines. Its authority comes primarily from the Federal Food, Drug and Cosmetic Act of 1938, as amended. In addition to reviewing New Drug Applications (“NDAs”) for branded drugs and Abbreviated New Drug Applications (“ANDAs”) for generic drugs and overseeing the OTC drug monograph framework, the FDA has the authority to ensure that drugs introduced into interstate commerce are not “adulterated.” For these purposes, adulterated means that the product or its manufacture does not comply with FDA quality and related standards. A drug is adulterated if, among other things: (i) it is prepared under unsanitary conditions such that it may have been contaminated or may cause injury to patients; (ii) its manufacture does not comply with Good Manufacturing Practice (“GMP”); (iii) it does not comply with an official compendium; (iv) its strength, purity or quality differs from that which it purports to possess; or (v) it is manufactured, processed or held in a facility which refuses FDA inspection.

EU

In the EU, medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the EU and Member State (national) levels. The EU system is based on a closely coordinated regulatory network of national competent authorities in the EEA working together with the EMA and the European Commission, whose principal role is to take binding decisions based on the scientific recommendations delivered by the EMA. The network was built to help ensure that safe, effective and high-quality medicines are authorised throughout the EU, and that patients, healthcare professionals and citizens are provided with adequate and consistent information about medicines.

China

In China, the NMPA is the primary regulatory authority. Its objectives are: (i) to supervise the safety of drugs (including traditional Chinese medicines and ethno-medicines), medical devices and cosmetics; (ii) to regulate the registration of drugs, medical devices and cosmetics; and (iii) to undertake associated standards management. There are a number of institutions affiliated with the NMPA, including: the National Institutes for Food and Drug Control; the Chinese Pharmacopoeia Commission; the Center for Drug Evaluation (“CDE”); the Center for Food and Drug Inspection; the Center for Drug Reevaluation; and the Center for Medical Device Evaluation. China has significantly updated its regulatory framework under the Drug Administration Law of 2019, issuing new regulations to modernise the healthcare system.

Marketing authorisation process

A licence is generally required to market a medicine. Regulatory agencies issue a product licence based on a marketing authorisation application (“MAA”) dossier. A dossier is compiled and submitted to regulatory authorities in accordance with local regulations. Once a licence is granted, the marketed product must be compliant with its registered details and any change to the technical details requires an update to the registration. However, in some instances, local regulations may allow marketing without a specific prior approval, provided defined criteria are met.

The licence indicates the legal status of the product: prescription or OTC, as well as any other restrictions on the marketing or use of the product. Regulatory agencies may have different views on whether a particular product is appropriate to be marketed as OTC in their countries.

In some instances, a regulatory agency may issue certain conditions for approval, referred to as post-marketing commitments or obligations. This may mean that the company must conduct a Phase IV (or post-marketing) study in order to provide the agency with additional information about the use of the medicine in the general population under marketing conditions. Failure to comply can result in licence revocation.

Site inspections

Site inspections are a routine aspect of a regulatory authority’s review of the MAA to ensure medicines are manufactured in accordance with GMP. Inspections by the FDA or EU agencies may be recognised for registration in international markets outside of the USA and EU. However, some local regulatory authorities require conduct of their own site inspections. Scheduling and waiting for the results of these site inspections is time consuming, often adding one to two years to the registration process.

USA

In order to market and sell a new drug product in the USA, a drug manufacturer must either: (i) file an NDA that shows the quality, safety and effectiveness of the new drug; (ii) file an ANDA that demonstrates equivalence of a generic to another company’s branded drug product; or (iii) comply with the OTC drug monograph requirements, which are the rules for each therapeutic category establishing conditions, such as active ingredients, uses, doses and testing, under which an OTC drug is generally recognised as safe and effective and can be marketed without an NDA and FDA pre-market approval.

EU

In the EU, application dossier content requirements for medicinal products are set by the European Commission and, like the USA and many other markets, are aligned with ICH guidelines. There are several administrative mechanisms to request regulatory approval of a medicine (both prescription and non-prescription): (i) the centralised procedure, which is an EU authorisation route resulting in a single marketing authorisation valid in all EU Member States and EEA countries; (ii) the mutual recognition procedure, resulting in a mutually recognised product (used where a product is already authorised in at least one Member State and approval is sought in at least one other Member State); (iii) the decentralised procedure, resulting in a mutually recognised product (used where a product is not already authorised in any Member State and the centralised procedure is not available or selected); and (iv) the standalone national procedure for authorisation in a single Member State.

China

In China, applications to market medicinal products are covered under the Drug Registration Regulation 2020, which covers, among other requirements, GMP and requirements of good clinical practice (“GCP”). “Technical guidance,” issued by the CDE, indicates Chemistry, Manufacturing and Control data and both clinical and non-clinical requirements. The key elements of any regulatory application are quality, safety and efficacy, and, until recently, there has been one process for the registration of all medicines in China, irrespective of prescription or OTC status. However, the new Drug Registration Regulation 2020 provides an alternate process for OTC medicines, which maintains the principles of quality, safety and efficacy.

Post-marketing authorisation

Compliance with registered details and post-marketing changes

Once the marketing authorisation licence is granted, the company is required to comply with the conditions of approval and must always ensure that the product label used in the market is compliant with the registration and that the product is manufactured and supplied in compliance with registered details.

Non-compliance can lead to product recalls or other action by the regulatory authority, often posted publicly. This may involve fines, licence revocation and/or increased inspection of the manufacturing sites and/or other products marketed by the company.

Any changes to registered details relating to the marketing authorisation require registration updates, which may require regulatory authority approval (and potentially a review fee) prior to implementation. This mostly applies to changes that could impact product quality (manufacturing implications), safety or efficacy (e.g. a new indication). When such approval is required, the review times vary depending on the type and extent of the change. Following approval, the changes form part of the licence requirement and must be implemented within the timeframe required by the local regulator.

Licence maintenance and expiration

Many regulatory authorities grant licences that are effective for a specified period of time, after which a renewal application must be submitted to continue to market the product. This renewal period is typically every five years. Once a licence is granted, it is the company’s obligation to keep the licence effective. If a product is never marketed or if a renewal application is not submitted on time, the licence is lost.

Other OTC medicines regulations

Rx-to-OTC switches

An Rx-to-OTC switch refers to the process by which the legal classification of a drug changes from Rx (prescription) to OTC (non-prescription) status. This involves the generation of extensive supportive data to establish that the drug can be used safely and effectively by consumers based only on their understanding of the product labelling and without the intervention of a healthcare professional.

Rx-to-OTC switches require in-depth consideration of the inherent safety profile and efficacy of a drug, balanced with mitigation of the potential increased risks associated with OTC availability. They also require consideration of the capability of consumers to use the product appropriately based on labelling and associated instructions.

For a drug to be suitable for OTC status: (i) the indication must be for a condition that a consumer can recognise themselves; (ii) the benefit of the product must exceed the risks (including any potential adverse events being of low incidence and easily identifiable by consumers); (iii) the potential to misuse or abuse the drug must be low; (iv) the labelling of the product must be compliant (see “—Claims and labelling” below); and (v) there must be data demonstrating the efficacy and safety of the product. This supporting data includes detailed analysis of the drug’s safety from clinical studies and in-market use, as well as label comprehension studies and sometimes “actual use” studies, which demonstrate appropriate consumer selection/deselection and product use that complies with label instructions.

Other market-specific requirements

National authorities sometimes have requirements and internal procedures for assessing product quality, efficacy and safety for marketing authorisations, for example, requiring local market study data to demonstrate relevance to the target market population. However, many requirements can be managed by providing additional certificates or notarising documentation to provide assurance of data authenticity from markets where permits or approvals have already been obtained.

Certificate of Pharmaceutical Product

The WHO, in an effort to assist smaller regulatory authorities with marketing authorisation applications, particularly those that may not have the ability to assess product quality independently, established a recommended format for a Certificate of Pharmaceutical Product (“CoPP”). This certificate is required by the importing country as part of the local registration procedure in certain markets. CoPPs are issued for each drug product. Many countries require, or strongly prefer, a CoPP issued by the regulatory authority in the country of manufacture (or “source” CoPP). Some countries accept a “non-source” CoPP, but this is typically by exception. Before requesting a CoPP, the medicine must first be registered and, in many cases, marketed.

Import and export

USA

Importers of medicines to the USA must comply with United States Customs and Border Protection documentation requirements and examination. Perceived violations will be refused admission and a notice of detention and hearing may be issued. If the FDA ultimately refuses admission, a redelivery notice may be received with a notice for damages for up to three times the product value.

Products for export from the USA are subject to the import requirements of the importing foreign country and, if the product is not approved in the USA, the company must apply to the FDA for appropriate export documentation.

EU

Manufacturers and importers of medicinal products located in the EEA must hold a manufacturing authorisation issued by the national competent authority of the Member State where such activities are being carried out. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with EU GMP before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent regulatory authorities for compliance with GMP.

China

Imports to and exports from China follow the same principles as the USA and EU. Chinese importers must provide necessary documents (including, for example, import drug licence, GSP licence, business licence, imported batch product’s certificate of analysis/country of origin/order/commercial invoice/packing list/bill of lading, local drug test report and historical import evidence, in each case as applicable) to the provincial healthcare authorities or NMPA, who in turn provide a customs form for the importer to present at China customs. Failure to meet the requirements results in the rejection of goods at the border.

Where medicines are being imported, an import drug licence is required, which grants the manufacturer the right to register, import, sell and use the imported drug in China. In the application process for the import drug licence, the NMPA: reviews a dossier documenting the quality, safety and efficacy of the drug; verifies the quality specification of the drug; and performs a sample test on three batches of the drug. Once granted, the licence remains active for a five-year renewable period.

Medical Devices

Medical devices are broadly defined as products which a manufacturer intends to be used to diagnose, prevent, monitor, predict, treat or alleviate disease. Devices generally achieve their purpose by physical modes of action; the principal intended action may not be pharmacological, immunological or metabolic.

Classification of medical devices

Although different regulatory authorities have different systems of review before a medical device can be marketed, they all apply a risk management approach to classify devices. All medical devices must satisfy safety and performance, quality system (some low-risk devices may be exempt) and labelling requirements. The degree of regulatory scrutiny increases with the potential risks of the medical device.

The purpose of risk classification is to ensure that the regulatory controls applied to a medical device are proportionate to the risk. Most markets have an overall I-III classification system, with class I being the lowest risk and class III being the highest. Class III devices usually support life, present high risk of illness or injury, or are implanted. Examples include pacemakers and catheters. Class II devices present more moderate risk to the user and include, for example (under the MDR (as defined below) in the EU), denture cleansers, denture adhesives, pain-relieving heat patches and therapeutic toothpastes. Class I devices have the lowest perceived risk and include devices such as, liquid medicine measuring cups, spectacles and bandages. The Group’s products, throughout its global portfolio, are largely classified nationally as Class II or Class I medical devices.

The regulatory requirements increase as the device risk class increases. These regulatory controls may include, for example, those in relation to: (i) the operation of a quality system for all devices; (ii) the need for and frequency of independent external audit of the manufacturer’s quality system; (iii) a reference technical file with support data defining performance and controls; (iv) independent external review of the technical data; and (v) product testing using in-house or independent resources; and (vi) documentation of relevant clinical evidence to support the manufacturer’s claims.

Market Authorisation

USA

In the USA, most Class III devices and new devices that are not substantially equivalent to an already legally marketed product require clearance through a Pre-Market Approval (“PMA”). There must be documented safety and effectiveness data for the device and clinical data is required. Where a PMA is not needed, most Class II and some Class I devices require a 510k submission, which must demonstrate how the proposed medical device is substantially equivalent to a medical device that is already on the US market and an FDA clearance decision is generally received within 150 days. Most Class I and some Class II devices are exempt from a 510k submission before sale, but are still subject to general control requirements. For low-risk products for which there is no legally marketed substantially equivalent device in the USA (and therefore the 510k submission is inappropriate or has resulted in a not substantially equivalent determination), there is the De Novo classification request. This provides a pathway to classify novel medical devices for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use. The De Novo review is a stringent process. Devices that are classified into Class I or Class II through a De Novo request may be marketed and used as predicates for future 510k submissions.

EU

In the EU, manufacturers may self-certify compliance of Class I devices with simple notifications to the competent authority, with files open to inspection should a competent authority wish to do so. Class II devices, as well as some Class I devices (those with a measuring function or sterility requirements), require the involvement of an approved notified body which audits files / manufacturers on behalf of the competent regulatory authority. Class III devices generally require the involvement of a notified body and often the competent authority as well. Following product clearance, the manufacturer signs a declaration of conformity and places the Conformité Européenne CE mark on or with the device.

In May 2021, the Medical Device Regulation (Regulation (EU) 2017/745) (“MDR”) came into effect in the EU, with new in-vitro diagnostic regulations anticipated in 2022. The MDR is more comprehensive than the Medical Device Directive (93/42/EEC). The MDR greatly increases the rigor and robustness of the regulations governing medical device products in EU markets. There is no “grandfathering” of products: all products are expected to meet the MDR requirements. Additionally, all products and their manufacturers are subject to re-review by the notified body on a yearly cycle (for Class IIb and Class III devices) or every two years (for Class IIa devices) or a “periodic” review up to every four years (for Class I devices).

China

In China, the NMPA is the institution responsible for both medical devices and medicines. For locally manufactured devices in China, Class I and Class II devices go respectively to the municipal and provincial authorities to obtain market authorisation approval. All Class III devices and devices not manufactured in China go to the NMPA. In the latter case, manufacturers must send the appropriate documentation showing that the device has been approved in its country of origin.

To register a device, type testing is required. In most cases, device samples are provided to an NMPA-accredited institute for testing. It may also be required to provide supportive clinical data along with the application, especially for higher risk devices.

Foreign manufacturers must also have China-based agents that will represent their interests in China. The responsibilities of the designated agents include providing technical service and maintenance support for the device, assisting with device recall (if recall is required), overseeing the registration process, and providing support for the manufacturer in case adverse events occur due to device malfunction.

Medical device registrations in China are valid for five years. Market authorisation holders must: (i) ensure the quality of their products; (ii) show that their products meet all applicable requirements; (iii) submit self-inspection reports to relevant authorities every year; and (iv) maintain their products’ information in the NMPA’s unique device identification database.

Food (dietary supplements)

General

Products in the food classification include VMS to be ingested as part of a daily diet. Most food products do not require pre-market authorisation, although specific categories of foods (such as food supplements, foods for special medical purposes or dietary supplements in China) may require notification of sale to applicable regulatory bodies. In some countries, such as China, products classified as functional health foods also require a formal pre-market review and registration process.

The food industry typically avoids registration as a form of food control in favour of systems based on Hazard Analysis Critical Control Point (“HACCP”), an internationally recognised method of assessing, preventing and managing food safety risks, with low-risk foods subject to few controls and high-risk foods subject to more controls.

The majority of products marketed by the Group in this classification are regulated as dietary supplements. However, some supplements may instead be regulated as medicines, for example where they mitigate disease states or their ingredient levels exceed locally defined, e.g. recommended dietary allowances, to be categorised as a supplement.

Market Authorisation

Dietary supplements

A dietary supplement is a product taken by mouth that contains a dietary ingredient intended to supplement the diet. A “dietary ingredient” is one, or any combination, of a vitamin, a mineral, a herb or other botanical, an amino acid, a dietary substance for use by the consumer to supplement the diet by increasing the total dietary intake (e.g. enzymes or tissues from organs or glands), or a concentrate, metabolite, constituent or extract.

In most markets, dietary supplements do not require a submission or approval prior to launch, although novel ingredients may require supporting submissions, as may new claims. Notification procedures prior to or immediately after sale commences are typically required.

Food safety

Safety and packaging

For the most part, food laws adopt a principled, risk-management approach to ensure safety of the food chain. They lay down basic good hygiene and safety prerequisites, and require food businesses to assess ingredient risk and to remove or mitigate those risks following the HACCP framework.

One area of food safety that poses a specific risk to consumers different from most cosmetics or medicinal devices and some products is the degree of exposure to substances that migrate from food contact packaging materials into foodstuffs. Therefore, primary food packaging in contact with food is subject to a suite of complex, food-specific legislation driven by these safety concerns.

Composition

Composition is intimately linked to safety. Any food ingredient without a history of safe consumption is termed a novel food or new dietary ingredient and cannot be sold as a food or added to a food without pre-authorisation by relevant regulatory agencies. This authorisation requires the applicant to rigorously demonstrate the safety of the substance, and this complex process can sometimes take years to accomplish.

Food products often require and use additives (e.g. colours, preservatives, stabilisers, emulsifiers). There are lists of permitted additives that are regularly evaluated and many have maximum permitted levels. The use of a new additive, or the use of an existing additive for a purpose not explicitly permitted by law, requires pre-authorisation, and food manufacturers are required to demonstrate both safety and technical need before a new additive use is authorised.

Cosmetics

General

Cosmetics are products that are applied to external parts of the human body (generally also including the teeth and mucous membranes of the oral cavity) for cleansing, beautifying, promoting attractiveness or altering the appearance without affecting the body’s structure or functions. They typically include examples such as shampoo, deodorant, perfume and some toothpastes. However, products can be classified differently by country or region, and a cosmetic in one country may be classified as a medicine, or even a medical device, in another country. For example, fluoride toothpaste is a cosmetic in the EU and a drug in the USA. Other products regulated as drugs in the USA include mouthwashes marketed with therapeutic claims, skin protectants (such as lip balms) and treatments for dandruff or acne.

Market Authorisation

Regulations on market authorisation for cosmetics differ by country or region. Some countries require pre-market approvals, while others require no registration. Where approval is required, the standard of documentation required to market cosmetics differs by country. For example, some countries require a robust dossier (which will include safety assessments, detailed manufacturing information, raw material functionality and other pertinent information) where manufacturers present documentation to the health ministries to be approved or denied. In some other countries, documentation is not required to be presented and can remain on file with the manufacturer.

Clinical Trials for OTC Medicines

The beginning of the development phase for a new drug involves pre-clinical in vitro and in vivo laboratory studies to assess the potential effects of substances and examine chemical-physical properties, toxicological data and other information. Following positive pre-trial results and approval, the drug in question is tested in humans in clinical trials which consist of four phases, each phase requiring increasingly large, complex, costly and time-consuming clinical studies. The first three phases must take place before market authorisation is obtained (see “—OTC Medicines—Marketing authorisation process” above).

Clinical trials are subject to the GCP requirements set out by the ICH in the USA, the EU, China and other ICH markets. These include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial.

USA

The pre-clinical and clinical development paths in the USA are broadly similar to those in the EU (described below) and are governed by the same GCP requirements. Before commencing the clinical trial, an Investigational

New Drug Application is submitted to the FDA and the sponsor must also obtain a favourable opinion from an independent ethics committee. A protocol and any subsequent protocol amendments must be submitted to the FDA. In addition, an institutional review board at each institution participating in the trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their website. Regulatory authorities, institutional review boards or the sponsors may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk.

EU

In the EU, prior to commencing a clinical trial, the sponsor must obtain a Clinical Trial Authorisation (“CTA”) from the competent authority of the Member State in which the trial will be conducted, and a positive opinion from an independent ethics committee. In the EU, the EMA manages this process centrally through the Clinical Trials Information System (“CTIS”) which allows assessment, authorisation and maintenance of clinical trials through a single entry point for both health authority and ethics committee considerations across all Member States. This harmonises the process for all Member States and ensures the same GCP standards are applied across all Member States. Every clinical trial must have a sponsor and any sponsor that is not established within the EEA must appoint a legal representative in the jurisdiction. The CTA application includes, among other things, a trial protocol detailing the objectives, design, methodology, statistical considerations and organisation of the trial, and an investigational medicinal product dossier with information about the manufacture and quality of the drug being investigated. During the trial, any substantial changes to the protocol or any adverse side effects reported must be notified to the competent authority and ethics committee via the CTIS portal. Following the trial, the sponsors must post clinical trial results in the European Union Drug Regulating Authorities Clinical Trials database.

China

As in the EU and USA, clinical trials in China require compliance with ICH and GCP principles and pre-trial approval from both the regulator, the NMPA, and an ethics committee. For certain studies, approval from both central and local ethics committees may be required. Approval may also be required before commencing studies of certain cosmetics, such as toothpaste, or when new claims or ingredients are being proposed. For clinical studies collecting human biological samples, additional approval is needed from the Office of Human Genetic Resources Administration. China has stringent requirements relating to site governance, managed through GCP offices located within hospitals. Any amendments to trial protocol or safety concerns must be reported to the relevant authorities, who have the power to suspend or terminate a trial based on various grounds. Following a clinical trial, the sponsor must publish the trial results in a publicly accessible registry.

Claims and labelling

The labelling for all product classifications which the Group markets, including OTC medicines, medical devices, foods and cosmetics, is subject to applicable laws in all of the markets in which the Group operates.

Labelling regulations differ by market and product classification. They may specify text format and the order of information, as well as require specific information and statements. For example, they may require inclusion of, among other things, product identity, product ingredients, the name and place of business of the manufacturer, packer or distributor, net quantity of contents, expiry date, batch number, registration number and instructions for appropriate use.

Claims in advertisements and on labels must be truthful, not misleading, not unfair, and substantiated, and regulatory authorities may take enforcement action against businesses which fail to comply with relevant rules.

The extent of substantiation required for a claim, as well as the level of regulatory scrutiny applied by authorities, is dependent on the product classification and product’s risk profile, with OTC medicines typically requiring greater substantiation, and varies from country to country.

USA

The FTC, FDA and other government agencies enforce compliance with applicable laws on product claims, which broadly require claims to be truthful, not misleading and sufficiently substantiated with scientific evidence on the benefits and safety of the product. The FTC will also consider how consumers will interpret claims, including in circumstances where the claim may be technically true, but the advertisement and what is implied may nonetheless be misleading.

There are specific requirements for different product classifications. For example, while cosmetic labelling does not require FDA approval prior to going on market, the FDA regulates cosmetic labelling claims and monitors, and takes action against, claims which are not truthful, are misleading or make medicinal claims. Under the Federal Food, Drug, and Cosmetic Act, the FDA may take action against “misbranding” violations, which include where the cosmetic’s label does not include all required information or such information is not adequately prominent and conspicuous. Similarly, for foods, businesses are responsible for evaluating the safety and labelling of their products before marketing to ensure that they meet all the requirements of applicable FDA regulations and the Dietary Supplement Health and Education Act of 1994. The FDA is responsible for taking action against any adulterated or misbranded dietary supplement product after it reaches the market.

EU

Advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which states a general prohibition on misleading and aggressive advertising, as well as more specifically in respect of each product classification. For example, advertisements of medicinal products must: (i) be set out in such a way that it is clear that the message is an advertisement and that the product is clearly identified as a medicinal product; (ii) not refer, in improper, alarming or misleading terms, to claims of recovery; and (iii) not give the impression that a medical consultation or surgical operation is unnecessary (pursuant to Directive 2001/83/EC).

The advertising and promotion of a medical device must be undertaken in accordance with its intended purpose. The MDR prohibits use of text, names, trade marks, pictures and figurative or other signs that may mislead the user or the patient with regard to the device’s intended purpose, safety and performance.

New health claims made on foods need to be reviewed with a positive opinion by the European Food Safety Agency and approved by the European Commission. The objective is to ensure that any claim made on a food’s labelling, presentation or advertising in the EU is clear, accurate and based on scientific evidence. The EU has also established a legal framework for cosmetic labelling claims based on the Cosmetics Products Regulation (Regulation (EC) No 1223/2009). Responsible persons must ensure that a cosmetic product made available on the market is safe for human health when used under normal or reasonably foreseeable conditions of use, taking into account, in particular: (i) presentation; (ii) labelling; (iii) instructions for use and disposal; and (iv) any other indication or information provided by the responsible person.

China

In China, there is similarly an extensive regulatory framework on advertising and product claims. Among other requirements, OTC medicine advertisements must not contain difficult or confusing medical or pharmaceutical terms which may mislead the public about the effect and safety of the proposed products. An advertisement must make clear that the product is OTC by including the OTC logo. All medical device advertisements must contain the name of the approved medical device, name of the manufacturing enterprise, registration certificate number and advertisement licence number. All information must conform to the product certificate issued by the NMPA. The Cosmetic Supervision Administration and Regulation, which came into force on 1 January 2021, enhances regulatory requirements in respect of cosmetic claims, including that applicants must submit sufficient scientific evidence on the NMPA’s website for claim substantiation. The NMPA also enforces categories of permissible and prohibited claims in respect of foods.

Consumer Safety and Quality

Consumer safety

Manufacturers of OTC medicines, cosmetics, medical devices and foods must ensure that their products are safe for consumers to use. Vigilance regulations across the world play an important role in ensuring the safety of all products whether in the development pipeline, already approved for marketing, or post-launch. These regulations are different for each type of product but in all cases require the collection, detection, assessment, monitoring and prevention of adverse events/undesirable effects. Once approved for marketing, the holder of a medicinal marketing authorisation must also establish and maintain a pharmacovigilance system as described in ICH guidelines. The obligations include expedited reporting of adverse reactions, submission of periodic safety update reports and proactive detection of signals/trends. Pharmacovigilance systems can be subject to inspection by health authorities and corrective actions may be required to address any deficiencies identified. For medical devices, manufacturers must also expedite reporting of serious safety events, prepare periodic safety update reports and proactively analyse trends, with documentation held at manufacturing facilities for inspection. For cosmetics and foods, “serious undesirable events”/adverse events are tracked and analysed to ensure that products are fit for use.

Quality

Quality regulations across the world play an important role in ensuring the safety and efficacy of consumer healthcare products. The regulations are required both for new innovations and already existing products. Every country has its own regulations which apply to innovation, manufacturing/good manufacturing practices, testing, marketing, post-marketing studies and reporting by product classification (e.g. medicines, medical devices, cosmetics and dietary supplements).

Regulators conduct pre-approval and post-approval inspections of facilities involved in the development, manufacturing, packaging and testing of drugs to ensure GMP compliance. If an inspection results in a finding, corrective actions to address the deficiencies must be performed. Adverse inspections can lead to inspectional observations, warning letters, seizure, recalls, injunctions and shutdown of facilities.

Medical devices are subject to quality system regulations. A quality system is the organisational structure, responsibilities, procedures, processes and resources needed to implement quality management for medical devices. Quality system regulations cover the methods, facilities and controls used by the manufacturer in the design, manufacture, packaging, labelling, storage, installation, servicing and post market handling of medical devices. Quality system requirements can impact all phases in the medical device life span, including approval of the device. Applicable requirements depend on the risk class of the device and on the regulatory system of the country.

Pricing

The Group’s activities are subject to price control laws and regulations in some of the markets in which it operates. The range and extent of these requirements vary by market.

In China, prices are determined by a mix of regulations and market competition. In respect of medicines (both Rx and OTC) in the hospital channel, the government regulates prices through a centralised procurement mechanism, medical insurance reimbursement standards and strengthened regulation of medical and pricing practices.

In November 2018, China introduced a national volume-based procurement pilot programme for medicines that are sold in the hospital channel in which companies submit bids for several generic drugs, with the winners gaining a guaranteed sale volume of the total market for those drugs for 1-3 years. Since 2019, this pilot programme has been expanded nationwide and also includes a provincial volume-based procurement programme that allows provincial governments to include drugs that are outside the national volume-based procurement scope.

Outside the hospital channel, some medicine prices are indirectly managed by certain policies. In certain cities, such as Shanghai and Nanjing, retail prices are indirectly affected by volume-based procurement and price control policies, such that the prices are to varying degrees linked to the hospital channel bidding prices. In many other provinces retail pharmacies can set prices freely but with an upper limit to reimbursement.

Environment, Health and Safety

The Group’s operations, like those of other healthcare companies, involve the use of substances regulated under environmental laws, primarily in manufacturing processes and, as such, the Group is subject to numerous local, national and international environmental protection and health and safety laws and regulations. Environmental laws are complex, frequently amended and have generally become more stringent over time.

Certain environmental laws impose strict (i.e. may be imposed regardless of fault) and joint and several liability on current or previous owners of real property and current or previous owners or operators of facilities for the costs of investigation, removal or remediation of hazardous substances or materials at such properties or at properties at which parties have disposed of hazardous substances. These laws may require that the Group reimburses the government for costs incurred at these sites or otherwise pays for the cost of investigation and clean-up of these sites, including compensation for damage to natural resources.

In addition, the Group is subject to increasingly extensive reporting obligations in respect of its relationship with the environment and climate change. These include, among others, reporting requirements under the framework of the Task Force on Climate-related Financial Disclosures, as well as legislation in relation to Streamlined Energy and Carbon Reporting. Disclosure and reporting requirements in relation to wider ESG matters are also increasingly extensive and subject to greater regulatory scrutiny. For example, the Group must comply with the Modern Slavery Act 2015 and make specific disclosures on its engagement with stakeholders, including employees.

The Group must also comply with applicable safety laws to protect employees against occupational injuries. Under such laws, employers typically must establish and maintain working conditions and workplaces that effectively prevent danger to employees. In particular, employers must comply with certain medical and hygiene standards and meet certain health and safety requirements at work, such as carrying out risk assessments and implementing measures for the safety of employees.

ABAC, AML and Sanctions

The Group is required to comply with applicable anti-bribery and corruption, anti-money laundering and sanctions regulations in the jurisdictions in which it operates. These include, among others, the US Foreign Corrupt Practices Act 1977, the UK Bribery Act 2010, the UK Money Laundering, Terrorist Financing and

Transfer of Funds (Information on the Payer) Regulations 2017, and the China Criminal Law of the PRC 2020. Additionally, in certain jurisdictions, the Group’s engagement with healthcare professionals and other external leaders is subject to applicable restrictions. For example, in the USA, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services covered by government healthcare programmes or reward past purchases or recommendations.

Data Privacy

USA

In the USA, the Group is subject to a range of consumer privacy laws, whose specific requirements vary from state to state. For example, in California, the Group is subject to the California Consumer Privacy Act of 2018 (“CCPA”). The CCPA requires businesses to comply with various requirements relating to the collection, use and disclosure of personal information of California consumers. Notably, the CCPA grants consumers the right to opt-out of the sale of their personal information by businesses. “Selling” is defined broadly to include almost any transfer of personal information to a third party for valuable consideration, including through intra-group transfers. Businesses are required to have a “do not sell my personal information” button available to consumers on their website homepage, and consumers must be given explicit notice when their personal information is sold. Companies subject to the CCPA must also create and publish a privacy policy that discloses: (i) the categories of personal information the business collects; (ii) the sources(s) from which the personal information is collected; and (iii) the purpose for which the personal information is collected and/or sold. The CCPA has been amended by the California Privacy Rights Act 2020 (“CPRA”), which will come into effect in 2023. The CPRA expands consumer privacy rights and includes an opt-out for any sharing of personal data for cross-contextual behavioural advertising, whereby businesses track consumer behaviour across unaffiliated websites and use the data collected for advertising purposes. Virginia, Colorado and Utah have also passed similar comprehensive privacy laws, and several more states may join them in the coming months. Like CPRA, the Virginia, Colorado and Utah laws each include a provision allowing consumers to, among other things, opt out of the use of their personal information for purposes of online tracking and targeted advertising. These comprehensive privacy laws are in addition to an existing set of multi-state laws requiring notification in cases of personal data breach.

EU and UK

Both the EU GDPR and the UK GDPR regulate the processing of the personal data of living individuals (“Data Subjects”) by, among others: (i) companies that collect or receive personal data and control the use of that data (“Data Controllers”); and (ii) companies that process personal data on behalf of Data Controllers (“Data Processors”). The Group is a data controller and is required to comply with both the EU GDPR (as the Group carries out certain activities in the EU) and the UK GDPR.

According to the EU GDPR and the UK GDPR, personal data includes any information relating to Data Subjects who can be identified from that information. It can therefore include: personal details such as name, address, email address, telephone number and date of birth; information relating to the individual, whether in their personal, family or professional life; and any expression of opinion about an individual or indications of a company’s (or any other person’s) intentions in respect of that individual; and it includes persistent online identifiers such as IP address, machine ID and other technical data that can be tied to an individual. The processing of personal data covers any activity done to or in relation to the personal data. In addition, to the extent a company processes, controls or otherwise uses “special category” personal data (including individuals’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data.

EU GDPR and UK GDPR entail strict requirements, including with respect to (i) international data transfers, (ii) data mapping and accountability obligations, (iii) the involvement of a Data Processor, (iv) the appointment of a data protection officer, (v) Data Subjects’ rights (e.g., notices, right to data portability and right to be forgotten), (vi) the need to carry out a data privacy impact assessment regarding data processing activities using new technologies likely to result in a high risk to the rights and freedom of natural persons, and (vii) notification obligations in case of a data breach.

There are costs and administrative burdens associated with compliance with the EU GDPR and the UK GDPR. Any failure or perceived failure to comply carries with it the risk of significant penalties and sanctions, of up to £17.5 million or 4 per cent. of global turnover for failure to comply with UK GDPR and up to €20 million or 4 per cent. of global turnover for failure to comply with EU GDPR.

In addition, the EU is in the process of agreeing a new e-Privacy Regulation (“ePR”), which will replace the e-Privacy Directive. This will be directly implemented in the laws of each Member State without the need for further enactment and it is conceivable that the UK will also consider alignment. The draft ePR imposes new rules around, among other areas, confidentiality of online communications, the use of cookies and direct marketing. EU regulators recently have focused attention on advertising technologies that track user behaviour and serve ads based on online activities and profiles. These initiatives will increase the regulatory burden in respect of certain business activities including, in particular, the way a business conducts online research, and online marketing and advertising activities, including efforts to understand users’ internet usage and online purchasing habits.

China

In China, the Group is also subject to a range of data privacy and security regulations, including the Personal Information Protection Law 2021, the Cybersecurity Law 2016 and the Data Security Law 2021. Such data regulations have a significant impact on the processing of data in China, as well as the cost of dedicated systems, teams and infrastructure that may be required for businesses to comply.

The Personal Information Protection Law 2021 is the first comprehensive legislation on personal information protection in China. It specifies the scope of personal information, clarifies the legal bases for processing personal information, lays down the obligations and responsibilities imposed on Data Processors, and imposes stringent requirements on data localisation. Consequences of non-compliance may include monetary fines of up to 5 per cent. of the previous year’s turnover, termination of data transfers and personal liability imposed on those directly responsible.

The Group must also comply with the Cybersecurity Law 2016, which requires the establishment of internal security management systems that meet the requirements of a classified protection system for cyber security. This includes: appointing dedicated cyber security personnel; taking technical measures to prevent computer viruses, network attacks and intrusions; taking technical measures to monitor and record network operation status and cyber security incidents; and adopting data security measures, such as data classification, back-ups and encryption. Where facilities are deemed to be part of China’s “critical information infrastructure,” the Cybersecurity Law sets high requirements for operational security, including data localisation and national security review requirements for any products or services that may impact national security.

The Data Security Law 2021 regulates core state data and other important data. It sets out requirements for data security management and requires that security assessment reports are submitted to regulators. In addition, it prohibits an entity from providing any such data stored in China to a foreign judicial or law enforcement agency without the approval of the relevant Chinese regulator. Penalties for non-compliance may include monetary fines, cessation of business and revocation of business licences.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of Haleon’s financial condition and results of operations should be read in conjunction with the section entitled “Presentation of Financial and Other Information” as well as “Selected Financial and Operating Information”, “Business”, “Business Overview” and the Financial Statements and Interim Financial Statements, including accompanying notes. Unless otherwise indicated, the financial information contained in this Section is extracted from the Financial Statements and Interim Financial Statements. The following discussion of the Group’s results of operations and financial condition contains certain forward-looking statements. The Group’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed elsewhere in this prospectus, particularly in “Risk Factors”. The Group does not undertake any obligation to revise or publicly release the results of any revision to these forward-looking statements.

Overview

The Group is a world-leading consumer healthcare business, with a portfolio of category leading brands and approximately 23,000 people worldwide engaged in the research and development, manufacture and sale of a broad range of consumer healthcare products.

The Group conducts business internationally across five consumer healthcare categories: Oral Health, Pain Relief, VMS, Respiratory Health and Digestive Health and Other.

The Group’s international presence is organised into three geographic regions, which are the Group’s reporting segments: North America, EMEA and LatAm and APAC. Each geographic region consists of a number of countries, clusters of countries and markets.

North America

The North America region consists of the USA, Canada and Puerto Rico. As at 31 March 2022, approximately 4,600 personnel74 were engaged in the Group’s operations in North America.

North America represented 36.1 per cent. of the Group’s revenue for H1 2022, and 36.9 per cent. of the Group’s revenue for FY 2021. Revenue attributable to North America, grew by 17.4 per cent. at AER and 10.0 per cent. at CER from H1 2021 to H1 2022, and fell by 6.7 per cent. at AER and 1.3 per cent. at CER from FY 2020 to FY 2021. Organic revenue growth in North America was 10.4 per cent for the period H1 2021 to H1 2022. Organic revenue growth in North America was 1.3 per cent. for the period FY 2020 to FY 2021, as compared to 0.7 per cent for the period FY 2019 to FY 2020.

EMEA and LatAm

The diverse EMEA and LatAm region is divided into seven business units: Northern Europe, Southern Europe, Central and Eastern Europe (including the Commonwealth of Independent States), Russia, DACH (Germany, Austria and Switzerland), Middle East and Africa and LatAm (Brazil, Colombia and Wider LatAm). As at 31 March 2022, approximately 12,300 personnel75 were engaged in the Group’s operations in EMEA and LatAm.

[74]	Full-time equivalent employees and agency staff (rounded to the nearest 100).
[75]	Full-time equivalent employees and agency staff (rounded to the nearest 100).

EMEA and LatAm accounted for 39.9 per cent. of the Group’s revenue for H1 2022 and 40.6 per cent. of the Group’s revenue for FY 2021. Revenue attributable to EMEA and LatAm grew by 8.7 per cent. at AER and 10.6 per cent. at CER from H1 2021 to H1 2022. Revenue attributable to EMEA and LatAm fell by 4.5 per cent. at AER and remained flat at CER from FY 2020 to FY 2021. Organic revenue growth in EMEA and LatAm was 12.1 per cent for the period H1 2021 to H1 2022, and 3.5 per cent. for the period FY 2020 to FY2021, as compared to 3.1 per cent. for the period FY 2019 to FY 2020.

APAC

The APAC region covers the Asia Pacific markets and is divided into five business units: Greater China, Australia and New Zealand, Indian Sub-Continent, North Asia (Japan and South Korea) and South East Asia and Taiwan. As at 31 March 2022, approximately 5,900 personnel76 were engaged in the Group’s operations in APAC.

APAC contributed 24.0 per cent. of the Group’s revenue for H1 2022 and 22.5 per cent. of the Group’s revenue for FY 2021. Revenue attributable to APAC grew by 15.7 per cent. at AER and by 13.0 per cent. at CER from H1 2021 to H1 2022, and grew by 4.3 per cent. at AER and 7.1 per cent. at CER from FY 2020 to FY 2021. Organic revenue growth in APAC was 12.3 per cent. for the period H1 2021 to H1 2022, and 9.1 per cent. for the period FY 2020 to FY 2021, as compared to 5.7 per cent. for the period FY 2019 to FY 2020.

Key factors affecting the Group’s results of operations and financial position

The Group’s results of operations and financial condition are affected by a variety of factors, a number of which are outside the control of the Group. Set out below is a discussion of the most significant factors that have affected the Group’s financial results during the periods under review and which the Group currently expects to affect its financial results in the future. Factors other than those presented below could also have a significant impact on the Group’s results of operations and financial condition in the future.

Impact of macroeconomic factors and market trends on discretionary consumer spending

The Group’s business is impacted by fluctuations in demand for the Group’s products as a result of changes in discretionary consumer spending.

Demand for the Group’s products is generally impacted by macroeconomic conditions which affect disposable income of consumers and discretionary consumer spending. The prevailing global economic climate, inflation, levels of employment, disposable income, salaries, wage rates, interest rates, geopolitical and political uncertainty, fiscal policy (particularly on public healthcare), taxation, consumer confidence, consumer perception of economic conditions and global pandemics, are all factors that affect the Group’s business. For example, in FY 2020, the COVID-19 pandemic had a significant impact on the Group’s operations (see “—Impact of COVID-19” below). In addition, Russia’s invasion of Ukraine has had an adverse effect on the global geopolitical and economic environment, although the broader economic consequences of the invasion are currently difficult to predict (see “Risk Factors—Risks Applicable to the Group relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine” above).

Demand is also influenced by evolving consumer tastes and trends in discretionary consumer spending on consumer healthcare products. Trends evidenced during the periods under review include an increasing focus on self-management of health and wellbeing, an ageing population, an increasing demand for natural products

[76]	Full-time equivalent employees and agency staff (rounded to the nearest 100).

(consumer healthcare products that are non-medicated, ‘free from’ particular ingredients, or that include plant-based, herbal or other naturally occurring ingredients), premiumisation (where consumers switch their purchases to premium alternatives) and the countervailing trend toward “private-label” products (brands sold exclusively by a particular retailer, which are typically sold at lower prices than branded products), sustainability, and the convergence of digital and healthcare.

The Group benefits from the increasing consumer focus on health and wellbeing, with the most pronounced impact in the Pain Relief and VMS categories. Further, increased demand for preventative and therapeutic products associated with an ageing population has a positive impact on the Group’s Pain Relief and Oral Health categories. In the periods under review, the Group’s results were impacted by premiumisation trends. For example, in FY 2020, this trend adversely impacted sales of Aquafresh, the Group’s everyday toothpaste brand, whereas Sensodyne, as a premium brand, benefited from the trend. Revenue in FY 2020 and FY 2021 was also affected by a number of “private-label” product launches; for example, such launches resulted in reduced demand in the USA for Abreva in FY 2020 and Voltaren in FY 2021.

The success of the Group depends on its ability to navigate and respond to changes in discretionary consumer spending. In turn, this ability is contingent on a number of factors, including competitive and market dynamics, brand strength, product offering, innovation and pricing (see “—Competition in the Consumer Healthcare Market,” “—Brand and product portfolio” and “—Innovation” below, as well as “Risk Factors—The Group’s success depends on its ability to anticipate and respond to changes in consumer preferences and a failure to adapt its strategy appropriately may have a material adverse effect on the Group’s business and/or financial condition” above).

Competition in the Consumer Healthcare Market

The Group’s operating and financial performance is affected by competition in the geographic regions and product categories in which it operates. The Group faces competition from companies that produce and sell competing products in an industry that is experiencing consolidation. Consumer preference for branded, generic or private label products sold by competitors adversely impacts the Group’s financial performance.

The Group’s competitors, which differ within individual geographic markets, include large-scale retailers, smaller high-growth companies (which often operate on a regional basis and offer aggressive competition), multinational corporations moving into or expanding their presence in the consumer healthcare market, and “private-label” products sold by retailers (principally in the US market) (see “Risk Factors—Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape may materially and adversely affect the Group’s business” above). While the convergence of digital commerce and health aids the prospects for consumer healthcare market size growth, the Group faces considerable competition from e-commerce retailers and large-scale retailers with expansive digital operations.

Competitive factors impacting the Group’s business include market dynamics and evolving consumer preferences, brand image, a diversified product portfolio, new product innovations and product development, pricing that is attractive to consumers, and cost inputs (see “—Impact of macroeconomic factors and market trends on discretionary consumer spending” above, “Brand and product portfolio,” “—Innovation,” and “—Commercial execution and financial discipline” below). Other competitive factors include supply chain (procurement, manufacturing and distribution) (see “—Supply chain” below), the management of sales and marketing activities, and access to cash for investment in the Group’s business (see “—Cash generation” below).

Brand and product portfolio

The Group’s success is driven, to a large extent, by the strength of its brands and its ability to leverage its diversified portfolio to drive increased sales, profits and cash generation. The Group invests in R&D and marketing activities in order to maintain the long-term health of its brands and products and grow value, with investment allocation varying year-to-year across the portfolio.

The Group’s product portfolio is split among five categories: Oral Health, Pain Relief, VMS, Respiratory Health and Digestive Health and Other. The Group’s largest category by revenue is Oral Health, which accounted for 27.7 per cent. of the Group’s revenue in H1 2022 and 28.5 per cent. of the Group’s revenue in FY 2021. The Pain Relief and Digestive Health and Other categories also significantly contribute to revenue, respectively contributing 24.1 per cent. and 19.3 per cent. of revenue in H1 2022 and 23.4 per cent. and 20.4 per cent. of revenue in FY 2021. VMS and Respiratory Health respectively accounted for 15.7 per cent. and 13.2 per cent. of revenue in H1 2022, and 15.7 per cent. and 11.9 per cent. of revenue in FY 2021. Operating profit margin also varies across the Group’s portfolio.

The Group’s sales volumes and profits depends in part on its ability to identify and offer products at prices that appeal to changing consumer needs and preferences. Through net revenue management, the Group analyses pricing, discounting and promotional initiatives across the regions in which it operates in order to optimise sales volumes and revenue and support revenue growth and margin expansion. Pricing and discounting of the Group’s products is influenced by a number of factors, including competitive and market dynamics (including competitive pricing behaviours), brand recognition and brand loyalty, innovation and marketing activities, supply chain (procurement, manufacturing and distribution), regulation and other cost inputs (see “—Impact of macroeconomic factors and market trends on discretionary consumer spending,” “—Competition in the Consumer Healthcare Market” above “—Brand and product portfolio,” “—Innovation,” “—Supply chain,” “—Commercial execution and financial discipline,” and “—Regulation” below). Price increases contribute to revenue growth and cash generation and support operating profit margin. Conversely, discounting dilutes operating profit margin and impacts revenue growth and cash generation. During the periods under review, a number of price increases and discounting initiatives affected the Group’s financial performance.

The Group’s Power Brands (as defined in “Business—Transformation of the Group”) benefit from strong brand recognition and loyalty among consumers. While maintaining this recognition and loyalty requires greater investment in advertising and promotion relative to the rest of the portfolio, the Power Brands have higher gross margins. The Power Brands also typically account for the majority of the Group’s revenue and have the highest growth. Accordingly, the Power Brands contribute significantly to revenue growth. The Group’s local strategic brands also benefit from strong brand recognition and loyalty among consumers. As a result, the profitability of local strategic brands is typically comparable to the profitability of the Power Brands, and a number of the local strategic brands in particular contribute significantly to revenue across the regions (for example, Tums, Emergen-C, Flonase and Excedrin in the US, Caltrate and Fenbid in China and Dr. BEST in Germany). Investment in and growth rates of local strategic brands vary. Other brands in the Group’s portfolio typically have lower levels of investment and have lower gross margins, but these brands support overall profitability and consolidate the Group’s competitive position in the geographic regions and categories in which it operates. The Group’s results may fluctuate from year to year depending on the proportion of sales volume represented by higher-margin brands.

The Group relies on its ability to leverage brand recognition and consumer loyalty in responding to changing consumer trends and unmet consumer needs. Further, the success of new product launches depends in part on the strength of the Group’s existing brands. In the periods under review, a number of products were launched under the Group’s Power Brands and local strategic brands (see “Business Overview—Categories and Brands—Oral Health”). These launches contributed significantly to growth in FY 2020 and FY 2021.

Competitive pressures from companies that produce and sell competing branded, generic and “private-label” products affect consumer preference for the Group’s brands and products, which in turn impacts the Group’s operating and financial performance (see “—Competition in the Consumer Healthcare Market” above).

The Group’s performance is also influenced by consumer perception of its brands and products. In FY 2020, negative media coverage impacted consumer perception of the efficacy of ibuprofen products in treating the symptoms of COVID-19, which adversely impacted sales of Advil (an ibuprofen-based product) in FY 2020. The impact of this on the Group’s overall performance during this period was more than mitigated by growth in Panadol (a paracetamol-based product), illustrating that the Group’s diversified and balanced portfolio of products can provide a certain level of protection against negative consumer trends and adverse macroeconomic factors. However, the Group’s reliance on the strength of its brands to drive revenue, operating profit margin and cash generation makes it vulnerable to reputational damage and changes in consumer perception.

The Group actively manages its portfolio. In the periods under review, the brands acquired as part of the Pfizer Transaction made an important contribution to the Group’s geographic presence, revenue and operating profit margin (see “—Pfizer Transaction” below). Alongside the acquisition of Pfizer brands, the Group continued to optimise and rationalise its portfolio by divesting a number of lower-growth brands with limited synergies with the rest of the portfolio (see “—Divestments” below). The Group will continue to assess further brand acquisitions and disposals in the context of its strategy and capital allocation priorities.

Innovation

The development and introduction of new products to the Group’s portfolio contributes to revenue growth and cash generation and supports operating profit margins. Product development also supports portfolio diversification, which helps to minimise the effect of negative consumer trends and adverse market cycles (see “—Brand and product portfolio” above). The Group typically incurs incremental R&D costs in the period prior to the launch of a new product, with advertising and promotion costs generally incurred in connection with the launch and in subsequent periods. Investment in advertising and promotion impacts visibility of the product in the market, which in turn influences the success of a new product. Revenue growth attributable to a newly launched product is typically higher in the period immediately following launch, reflecting peak consumer interest, following which sales of the product begin to stabilise and the impact of market factors (such as competition from competitors) on revenue becomes more pronounced.

Throughout the periods under review, the Group continued to develop and diversify its product portfolio. As a consequence, the Group benefited from a number of product launches, particularly in relation to the Power Brands and local strategic brands. For example, in APAC, Caltrate revenue growth in the periods under review was partly driven by new product development and launches, such as the launch of a range of Caltrate calcium supplements with gender specific positioning.

The switch of prescription products to OTC status (see “Business Overview—R&D”) forms part of the Group’s innovation strategy. The process for such switches is highly regulated and requires significant organisational resource and expenditure over a number of years. This includes expenditure to support clinical studies, label comprehension (in order to ensure that consumers understand the product and any side effects) and consumer studies.

Following approval by the regulator, the Group typically incurs advertising and promotion costs in connection with the launch of an Rx-to-OTC switch product and in subsequent periods. Any failure to develop and commercialise new products in a timely fashion may decrease revenue and/or increase R&D costs (see “Risk Factors—The Group may not be able to develop and commercialise new products effectively, which may materially and adversely affect the results of the Group’s operations and financial condition”). The Group may face competition from similar “private-label” products following launch of an Rx-to-OTC switch product, which may negatively impact revenue growth attributable to the product. Typically, the launch of similar “private-label” products following an Rx-to-OTC switch results in a steep short-term reduction in the revenue growth attributable to the product followed by a return to growth albeit not at the same level as prior to the private label launch.

In FY 2020 the Group successfully completed the Rx-to-OTC switch of Voltaren in the USA, which was a key driver for growth in North America that year. In FY 2021, Voltaren revenue was adversely impacted by reduced demand in the USA resulting from increased competition from “private-label” products and the stabilisation of revenue streams following launch. The FDA approval in 2020 (and the subsequent launch in H2 2020) of Advil Dual Action as an OTC product contributed to revenue growth in the second half of FY 2020. The Group increased marketing investments in order to support these launches.

Expansion of e-commerce and digital capabilities

Growing the Group’s e-commerce sales has been and will continue to be a key focus for the Group. Revenue from e-commerce has grown from approximately 4 per cent. of total revenue in FY 2019 to around 8 per cent. of total revenue in FY 2021. The majority of the Group’s e-commerce sales are generated on third party platforms (e.g., Amazon, Alibaba), as opposed to platforms hosted by the Group.

During the periods under review, the Group also increased its investment in digital media and digital capabilities across the business, including in relation to advertising and promotion, R&D and supply chain. For example, in the context of advertising and promotion, digital media advertising accounted for approximately half of the Group’s total media spend in FY 2021. The Group also invested in a range of digital tools and training programmes in order to enhance its digital capability and support growth of the business in an increasingly digital world.

Geographic market presence

The Group has a strong global footprint and is focused on growth across the markets in which it already operates. The Group serves approximately 170 markets, with 36.1 per cent. of the Group’s revenue in H1 2022 generated in North America, 39.9 per cent. in EMEA and LatAm, and 24.0 per cent. in APAC, and 36.9 per cent. of the Group’s revenue in FY 2021 generated in North America, 40.6 per cent. in EMEA and LatAm, and 22.5 per cent. in APAC. Adjusted operating profit margin across the geographic regions varies. In H1 2022, Adjusted operating profit margin was 24.2 per cent., 22.6 per cent., and 24.1 per cent. in North America, EMEA and LatAm and APAC, respectively. In FY 2021, Adjusted operating profit margin was 23.5 per cent., 24.8 per cent., and 21.5 per cent. in North America, EMEA and LatAm and APAC, respectively. This variation is ultimately driven by a number of factors, including sales volume of higher margin brands, supply chain (procurement, manufacturing and distribution) and competitive dynamics, together with required investment in R&D and marketing activities and other cost inputs.

North America

The North America region accounted for 36.1 per cent. of Group revenue in H1 2022 (£1,873 million) and 36.9 per cent (£3,525 million) of Group revenue in FY 2021. The region includes the Group’s largest single market, the USA, which accounted for 89.0 per cent. (£3,138 million) of revenue in North America and 32.9 per cent. of Group revenue in FY 2021. During the periods under review, the majority of the Group’s revenue in North America was attributable to the Oral Health, Pain Relief and Digestive Health and Other categories. The strength of brands such as Sensodyne, Tums and Flonase was a key driver of growth during these periods. The

Pfizer Transaction provided the Group with meaningful incremental scale in North America, and brands acquired as part of the Pfizer Transaction (including Centrum and Emergen-C) have also contributed significantly to Group revenue since it completed.

EMEA and LatAm

The EMEA and LatAm region was the largest contributor to Group revenue in H1 2022 and FY 2021, accounting for 39.9 per cent. (£2,069 million) and 40.6 per cent. (£3,877 million) of Group revenue in these periods respectively. The region is equally split between emerging and developed markets77 with emerging markets making up four of the seven business units (Central and Eastern Europe, Russia, Middle East and Africa and LatAm).

During the periods under review, the majority of the Group’s revenue in EMEA and LatAm was attributable to the Oral Health and Pain Relief categories. The strength of brands such as Sensodyne, Parodontax, Panadol and Voltaren was a key driver of growth during these periods.

APAC

The APAC region accounted for 24.0 per cent. (£1,246 million) of the Group’s revenue in H1 2022 and 22.5 per cent. (£2,143 million) of the Group’s revenue in FY 2021. China is the largest market in APAC, accounting for 37.4 per cent. (£801 million) of revenue in APAC and 8.4 per cent. of Group revenue in FY 2021. During the periods under review, the majority of the Group’s revenue in APAC was attributable to the Oral Health, VMS and Pain Relief categories. The strength of brands such as Sensodyne, Panadol and Voltaren, as well as brands acquired as part of the Pfizer Transaction, such as Centrum and Caltrate, was a key driver of revenue during these periods.

Supply chain

The Group relies on global supply chains and manufacturing and distribution operations which are complex and subject to increasing regulatory requirements. The Group is exposed to a number of factors that affect the sourcing, manufacturing, supply and pricing of the Group’s products on a short-term basis, including macroeconomic events. In particular, the Group has experienced and may continue to experience delays in deliveries due to supply chain interruptions caused by the COVID-19 pandemic. For example, recent lockdowns in China may have an impact on delivery of the Group’s products and resources required for the manufacture of the Group’s products to and from China. Further, the Group has been exposed to increases in commodity and oil prices following Russia’s invasion of Ukraine (see “—Russia’s invasion of Ukraine” below). The Group has entered and may in the future enter into fixed price contracts or hedging arrangements in order to address increases in commodity prices and their effect on the Group’s ability to source materials for its products. However, if prices decrease, the Group will be unable to realise the benefit of the decrease due to fixed price contracts in place. The Group may also be limited in its ability to pass on these price increases in the prices it charges for its products.

Competitive factors relating to the distribution of the Group’s products also influence the Group’s performance (see also “Factors—The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain and a failure to manage disruptions appropriately may have a material adverse effect on the Group’s business and/or financial condition”).

[77]	Classification of developed and emerging markets sourced from The International Monetary Fund DataMapper 2022.

The Group prioritises reliability of supply to ensure its customers and consumers receive the Group’s products. The Group is exposed to factors that may affect its ability to provide this reliable supply from time to time. These factors include interruptions in supply from the Group’s own facilities or from third party facilities. Examples include issues at certain of the Group’s own facilities affecting Advil supply in FY 2019 and FY 2021, Excedrin supply in FY 2019 and FY 2020 and Preparation H supply in FY 2021.

The Group also manages its supply chain with a focus on supply continuity. For example, where feasible, the Group aims to manage packaging and raw material sourcing risks through dual sourcing (where key inputs are sourced from more than one location in order to limit the risk of supply chain disruption). In FY 2021, 75-80 per cent. of the Group’s materials supply by spend was sourced from more than one supplier and it expects this to increase to 85-90 per cent. by the end of 2023. The Group also runs capacity planning processes in order to proactively identify pressures on supply chain capacity and conducts assessments in order to assist management in determining the appropriate levels of investment in facilities and equipment.

The Group has manufacturing sites located around the world. However, where possible, the Group seeks to bring the manufacturing of its products within the region of sale. As a result, more than 80 per cent. of the Group’s products are sourced in the region in which they are sold. Not only does this enable the Group to respond more efficiently to the needs of consumers, but it also forms part of the Group’s natural hedging strategy.

Inflationary pressures and commodity prices

The Group is exposed to inflationary pressures and commodity prices, which generally affect the Group through their impact on payroll and supply costs (including freight). For example, inflationary pressures in FY 2021 increased the Group’s commodity, freight and payroll costs, which had an adverse impact on the Group’s operating profit and operating profit margin. While the Group may increase product prices in order to mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way, and so the Group may remain subject to market risk with respect to inflationary pressures and increases in commodity prices. Where possible, the Group aims to manage its exposure to this risk primarily through forward buying of commodities.

Seasonality

Revenue and cash flow in Respiratory Health is typically driven by seasonal demand for certain of the Group’s products, including its cough, cold and flu, allergy and decongestant products. The impact of seasonality on revenue in the Respiratory Health category is largely the same across the Group’s geographic regions. However, as Respiratory Health revenue accounts for a larger percentage of total revenue in North America and EMEA and LatAm, the impact of seasonality is greater in these regions than in APAC. For example, FY 2021 Respiratory Health revenue accounted for 11.9 per cent. and 14.2 per cent. of total revenue in North America and EMEA and LatAm, respectively, and 7.6 per cent. of total revenue in APAC.

Sales in countries in the Northern Hemisphere typically peak from September through to March, driven mainly by consumers purchasing products to self-medicate against cold and flu symptoms. Most of the seasonality impact is experienced in the Northern Hemisphere, where the Group’s operations are concentrated. Because of the timing of these seasonal peaks, the Group’s first and fourth quarter results tend to show significantly more revenue in the Respiratory Health category compared to its second and third quarter results, although this trend was less pronounced in FY 2021, when 53.2 per cent. of the Group’s sales in Respiratory Health occurred in the first and fourth quarters. It follows that the Group’s results for the first and fourth quarters of each year may not necessarily be indicative of the results that may be expected for a full financial year.

The Group incurs significant additional expenses in advance of and during September through to Q1 of the following financial year in anticipation of higher sales during that period, including costs of additional inventory and marketing. Further, the Group’s cash flow is affected by this seasonality, with the Group experiencing lower cash flow during the second and third quarters of the financial year due to increases in seasonal inventory and lower sales during this period, in preparation for increased sales during the fourth quarter of the financial year and the first quarter of the following financial year.

Although the Group’s SG&A and R&D costs, including personnel costs and administrative costs, are more evenly distributed during the financial year, these costs are exposed to some variations. Cash flows in these areas also experience some variation. For example, employee bonus payments are accrued throughout the year but settled in March.

The seasonality effect of cold and flu season was impacted by the COVID-19 pandemic. This had a material adverse effect on revenue in the Respiratory Health category in the period 1 August 2020 to and including the first half of FY 2021, reflecting the historically weak cold and flu season driven by government restrictions in response to the COVID-19 pandemic (see –”Impact of COVID-19” below). However, revenue in Respiratory Health recovered during the second half of FY 2021, with Respiratory Health revenue returning to levels broadly consistent with the corresponding period in FY 2019 towards the end of the year. During the period FY 2019 to FY 2020, the seasonality impact was more pronounced on an organic revenue growth basis. This is because organic revenue for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction (such as Robitussin) in respect of the period 1 January 2020 to 31 July 2020, which significantly contributed to Group revenue in the period. Organic revenue for the period FY 2019 to FY 2020 includes revenue attributable to brands acquired as part of the Pfizer Transaction in respect of the period 1 August 2020 to 31 December 2020, however this period was significantly affected by the impact of the COVID-19 pandemic, including in relation to the seasonality effect of cold and flu season (as described above).

The Group is also impacted by the allergy season, the severity of which varies from year to year across the geographic regions in which the Group operates depending on a number of factors, including the weather and the intensity, timing and length of pollen season. A stronger allergy season tends to result in higher revenue attributable to the Group’s Topical Decongestant and Allergy Care products. For example, a stronger allergy season in Q2 2021 relative to the prior year comparator was a key driver for revenue growth in Flonase.

Commercial execution and financial discipline

The Group’s cost inputs are influenced by a number of factors, including competitive and market dynamics, commercial capabilities, innovation and marketing activities, supply chain (including procurement, manufacturing and distribution), acquisitions and divestments, and seasonality. As an innovation-led business, R&D activities account for a significant proportion of the Group’s costs. Further, the continued strength of the Group’s brands is contingent on a competitive level of expenditure on advertising and promotion.

The Group seeks to drive the disciplined and efficient use of resources in order to provide funding for brand growth and innovation, while delivering sustainable margin expansion and cash generation (see “—Cash generation” below). Following the transactions with Novartis and Pfizer (on which see “Business—Evolution of the Group”), the Group has continued to implement a number of initiatives to drive sustainable manufacturing and supply chain efficiency improvements including:

•

Streamlining of the Group’s manufacturing and supply footprint from 41 manufacturing sites (inherited by the Group through arrangements as part of the GSK Group and the transactions with Novartis and Pfizer) to 24 in 2021.

•

Reducing the number of contract manufacturing partners from more than 250 (inherited by the Group through arrangements as part of the GSK Group and the transactions with Novartis and Pfizer) to approximately 180 in 2022.

•

Streamlining and refreshing of the Group’s distribution centre footprint from more than 200 in 2015 (inherited by the Group through arrangements as part of the GSK Group and the transactions with Novartis and Pfizer) to approximately 90 in 2021.

•

Implementing ongoing initiatives to drive value from third-party expenditure and offset headwinds from inflation in input prices and commodities, including forward buying, value engineering and new supplier introduction, as well as initiatives to ensure continuity of supply from the Group’s third party partners through programmes such as the approval of alternate suppliers for critical materials.

•	Implementing ongoing initiatives to drive site productivity and/or security of supply, including dual sourcing and localisation of Power Brands such as Voltaren, Sensodyne and Centrum.

The Group has also sought to drive effective and efficient use of resources in the research, development, advertising and promotion of its brands, as well as the administration of the Group’s operations, through initiatives including:

•	Cost synergies generated by the Pfizer Transaction (see “—Pfizer Transaction” below).

•

De-duplication of R&D functions, localisation of R&D roles and projects and rationalisation of the Group’s R&D footprint from 9 sites in 2015 (inherited by the Group through arrangements as part of the GSK Group and the transactions with Novartis and Pfizer) to 4 sites in 2021.

•	Rationalisation of creative production and media agencies from greater than 200 in 2019 to an expected total of 56 by the end of 2022.

•

Optimisation of e-commerce strength through increased investment in digital media, as well as strengthening execution in other channels, such as retail and pharmacy. For example, in the pharmacy channel, where engagement with pharmacy and healthcare professionals is a core tenet of the Group’s strategy, the Group has expanded its digital capabilities in order to support these relationships and expand reach (e.g., the proprietary Healthpartner portal and webinars).

•

Ongoing non-manufacturing procurement initiatives leveraging the Group’s global scale and strategic supplier relationships, as well as targeted efforts to maximise the effectiveness of its investment in media and the efficiency of its support functions.

During the periods under review, costs incurred in connection with the delivery of synergies arising out of the transaction with Novartis and the Pfizer Transaction were reflected as Restructuring costs and are treated as an Adjusting Item for the purposes of Adjusted operating profit. Other costs incurred in connection with the initiatives referred to in this paragraph were not excluded from Adjusted operating profit.

Cash generation

The Group took a number of steps in the periods under review to drive cash generation from its operations, including:

•	Tight management of receivables, inventory and payables;

•

Disciplined capital expenditure, with strategic investment focused on supply chain and digital capabilities. This was reflected in a small increase in capital expenditure as a percentage of revenue to 3.1 per cent. in FY 2021 from 2.9 per cent. in FY 2019; and

•	The receipt of proceeds from the divestment of a number of the Group’s non-core brands (see “—Divestments” below).

Pfizer Transaction

On 31 July 2019, the Group completed the consumer healthcare joint venture transaction with Pfizer (the “Pfizer Transaction,” as further described in “Business—Evolution of the Group—Joint venture with Pfizer”).

The Pfizer Contributed CH Business (as defined in “Material Contracts—Asset Perimeter: Pfizer Contributed CH Business”) was consolidated within the Group’s financial statements from 1 August 2019.

The Group’s results of operations and financial position have been affected in the periods under review, and will continue to be affected, as a consequence of the Pfizer Transaction, including steps taken in connection with and following the transaction. For example, in FY 2022 Group expects to continue to benefit from synergies arising in connection with the Pfizer Transaction.

The Group’s revenue in FY 2020 was £9,892 million. The Group’s revenue in FY 2019 (including the revenue of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £8,480 million. From FY 2019 to FY 2020, the Group’s revenue increased by 16.7 per cent. (£1,412 million) at AER. The increase was primarily driven by the inclusion of the full year of revenue of the Pfizer Contributed CH Business in FY 2020, compared to five months of revenue in FY 2019, together with other factors (see “—Results of Operations—Description of the Group’s results of operations for the financial years ended 31 December 2021, 2020 and 2021—Revenue” below). The impact of the Pfizer Transaction therefore limits the comparability of the financial information of the Group for FY 2019 and FY 2020.

In the periods under review, the Group has achieved cost synergies as a consequence of the Pfizer Transaction. In particular, the Group has adopted a leaner structure to drive cost savings across a number of areas of the Group’s business, including the supply chain network, logistics and infrastructure, advertising and marketing, sales and distribution and functional support (see “—Commercial execution and financial discipline” above). GSK previously announced that the Pfizer Transaction was expected to realise annual cost savings of £0.5 billion by 2022 for expected total cash costs of £0.9 billion and non-cash charges of £0.3 billion. The Group has realised substantial cost synergies and expects to exceed this target to realise a total of £0.6 billion of annual cost savings.

The total cash costs are expected to be £0.7 billion and non-cash charges are expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25 per cent. of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

Restructuring costs and Transaction-related costs incurred by the Group during the period FY 2019 to FY 2021 were largely as a consequence of the Pfizer Transaction. Restructuring costs were primarily attributable to steps taken in connection with the integration of the Pfizer Contributed CH Business. Restructuring costs and Transaction-related costs are treated as Adjusting Items for the purposes of Adjusted operating profit. Integration and restructuring related to the Pfizer Transaction was substantially completed by the end of FY 2021, and the Group expects the final charges to occur in FY 2022.

Divestments

As part of the Group’s strategy in the periods under review, the Group made a number of divestments in order to bring greater focus to its portfolio of brands. Divestments have a negative impact on revenue growth year-on-year. Operating profit margin is also affected as a result of gains and/or losses arising from divestments, together with costs incurred in connection with the divestments. These costs are treated as an Adjusting Item for the purposes of Adjusted operating profit.

The Group’s programme of disposals realised £1.1 billion in proceeds net of costs and taxes from FY 2019 to FY 2021. The disposal programme had a negative impact on the Group’s operating profit margin as the Group no longer received the associated revenue following the divestments, but due to the relatively low investment in these brands and the lack of dedicated resources supporting them, the majority of the costs previously attributed to these brands remained following their disposal.

The sale of ThermaCare and related manufacturing sites, which completed in Q1 2020, was a key divestment in the context of the Group’s operations and was made in connection with certain regulatory conditions imposed on the Group as a result of the Pfizer Transaction. Following the sale, restrictions on the integration of the Pfizer Contributed CH Business were lifted. Other disposals included brands in the Group’s Skin Health portfolio.

The Group continues to actively manage its portfolio (see “—Brand and product portfolio” above).

Impact of COVID-19

The COVID-19 pandemic and the implementation of associated responsive measures by governments in the jurisdictions in which the Group operates affected the Group’s performance in FY 2020 and FY 2021.

Widespread consumer stockpiling in Q1 2020 resulted in an increase in revenue across all of the Group’s categories in North America and EMEA. Stockpiling was followed by falls in demand, driven by consumers using up stockpiled supplies, together with fewer consumer visits to pharmacies and retail outlets during government-imposed lockdowns. This negatively impacted revenue in Q2 to Q4 of FY 2020, with the largest impact in Q2.

Lockdowns also impacted the market for Denture Care products at certain points during FY 2020 and FY 2021, given the reduced incidence of social occasions.

The performance of the Group’s Respiratory Health category in FY 2020 and the first half of 2021 was materially adversely affected by the COVID-19 pandemic. Revenue in Respiratory Health is typically driven by seasonal demand for certain of the Group’s products (see “—Seasonality” above).

However, Government measures imposed in response to COVID-19, such as the widespread use of face masks and implementation of lockdowns, social distancing measures and improved hygiene practices, lead to a significant reduction in the number of respiratory illnesses, such as the common cold and flu, in the Group’s key geographic markets. The introduction of specific restrictions on the sale of cough and cold medicines in China further depressed the Group’s revenue (see “—Results of Operations” below). Respiratory Health revenue consequently decreased by 1.5 per cent. at AER and increased by 0.5 per cent. at CER from FY 2019 to FY 2020. Whilst revenue grew at CER due to the inclusion of full year revenue of the brands acquired as part of the Pfizer Transaction (including Robitussin), the category experienced negative organic revenue growth of 6.3 per cent. in FY 2020. In FY 2021, while Respiratory Health revenue continued to be adversely impacted in the first half of the year, revenue recovered in the second half, as restrictions began to ease and seasonal virus levels began to return to more normalised levels of respiratory illnesses.

The COVID-19 pandemic caused a surge in demand for certain OTC and VMS products, as consumers became concerned with bolstering their immune systems and treating the symptoms of COVID-19 and side effects of COVID-19 vaccinations. In particular, in FY 2020 and FY 2021, an increase in demand for Panadol (a paracetamol-based product) led to growth in the Group’s Pain Relief category. This growth in Panadol revenue may also have been attributable to negative media coverage regarding the use of ibuprofen products in treating the symptoms of COVID-19, which adversely impacted sales of Advil (an ibuprofen-based product) during FY 2020. In the VMS category, the increasing trend towards self-management of health and wellbeing, which was accelerated by the COVID-19 pandemic, contributed to increased demand for Centrum and Emergen-C during FY 2020 and FY 2021.

Among its far-reaching impacts, COVID-19 has also accelerated the convergence of the digital environment and health, including the rapid expansion of e-commerce for consumer healthcare products. Sales of the Group’s products through the online channel grew from around 4 per cent. of revenue in FY 2019 to around 8 per cent. of revenue in FY 2021. In the periods under review, the Group continued investment in the Group’s e-commerce platforms, including in relation to digital content for online retailer platforms, the direct-to-consumer channel in the USA (e.g., personalised ChapStick), and tools to measure the performance of the Group’s “digital shelf” (e.g., presence of imagery, quality of content and shelf availability).

Costs associated with the Group’s supply chain were also impacted by the COVID-19 pandemic, with increased costs in relation to freight and staffing. Increased staffing costs were driven by increased demand for the Group’s products, the purchase of additional personal protective equipment, and changes to staff shift patterns in order to accommodate social distancing requirements. Further, the Group’s shipping costs increased as a result of the global macroeconomic impact of the COVID-19 pandemic.

Foreign exchange

The Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pounds Sterling, which is the currency in which it reports its consolidated financial results. As a result, the Group’s results of operations are affected by exchange rate fluctuations between Pounds Sterling and other currencies in which it conducts and will continue to conduct transactions, including US Dollar, Euro, Swiss Franc and Chinese Renminbi. For example, the impact of movements in foreign currencies against Pounds Sterling had a negative effect on the Group’s results of operations in FY 2021, with a £443 million unfavourable revenue impact driven primarily by the depreciation of a number of currencies, including the US Dollar, certain currencies in Latin America, the Japanese Yen, the Turkish Lira, the Euro and the Russian Ruble, in each case against Pounds Sterling during that period. As discussed in “—Russia’s invasion of Ukraine” below, Russia’s invasion of Ukraine has had an adverse effect on the value of the Russian Ruble, which may negatively impact the Group’s operations in Russia, as revenue from products sold in Russia are incurred in Russian Rubles, while costs associated with those products are denominated in other currencies, such as Euro or US Dollars.

In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. The Group manages foreign currency transactional exposure by selectively hedging exposure arising on external and internal trade flows. The Group also adopts a natural hedging strategy and, to the extent reasonably possible, seeks to align the currency of inflows and outflows to minimise foreign exchange exposure. In certain cases (such as the purchase of some manufacturing inputs or some export sales made to distributors in markets where the Group does not have an entity presence) transactional foreign exchange exposure exists (see “Risk Factors—Risks Relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects”).

Regulation

The consumer healthcare market is heavily regulated by governments and other regulatory bodies in the countries in which the Group operates. Within the consumer healthcare market, the OTC segment tends to be subject to greater regulation, including in relation to pricing.

The Group expends significant resources within SG&A to support compliance with a broad and varied range of regulatory requirements, including pharmacovigilance obligations, maintenance of product registrations and compliance with rigorous quality standards. The Group is also subject to periodic requirements to assess and address new potential risks to consumers, such as the recent requirement imposed by a number of regulators to assess nitrosamine levels in OTC medicines. Failure to comply with regulations could lead to supply interruptions, product recalls and/or regulatory enforcement action and fines from regulators. See “Risk Factors—Risks Relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—The Group’s business is subject to legal and regulatory risks in all the markets in which it operates, which may have a material adverse effect on the Group’s business operations and financial condition.”

Changes to the laws and regulations to which the Group and its operations are subject, whether as a result of new or more stringent requirements, or more stringent interpretations of existing requirements, can also impose significant compliance costs and impact the way in which the Group conducts its business. For example, in China in early 2020, certain local authorities introduced temporary restrictions on the sale of certain cough and cold medicines in an attempt to prevent patients from self-medicating against COVID-19 at home, which limited sales of Contac (nasal decongestant tablets that also relieve pain and reduce fever) and Fenbid (ibuprofen-based pain relief medicine) by the Group in 2020. These restrictions had an adverse impact on the Group’s revenue in FY 2020 and FY 2021. Similar restrictions may be imposed in the future, depending on the development of the COVID-19 pandemic.

The Group has also been impacted, and expects to continue to be impacted, by recent reforms regarding government price management of drugs in China (see “Business Overview—Regulatory Overview—Pricing”). The nationwide volume-based procurement programmes, which was introduced in 2018, has negatively impacted revenue in respect of Fenbid sold in the country through the state-owned hospital channel, and other brands may be brought within the scope of this initiative in future. In order to mitigate the impact of this, the Group seeks to increase sales through retail and e-commerce channels.

Separation and future restructuring

The Group has taken a number of actions in preparation for Separation, including to ensure that the Group has the necessary infrastructure to operate as an independent publicly listed company. These actions include the establishment of independent IT infrastructure and independent corporate functions and governance of the Group, including building key technology infrastructure and capability within corporate functions to support a publicly-listed group.

During FY 2020, FY 2021 and H1 2022, the Group incurred costs in connection with preparation for Separation of £66 million, £278 million and £229 million, respectively. The Group expects to incur Separation and Admission costs of approximately £0.5 billion between FY 2022 and FY 2024 (including UK Admission and US Listing costs of approximately £0.1 billion), 80% of which are expected to be incurred in FY 2022 and the remainder expected to be split across FY 2023 and FY 2024.

Following Separation, we expect the Group to incur Restructuring costs of approximately £0.2 billion between FY 2022 and FY 2024 in connection with projects to support further efficiencies in its operations. We do not currently anticipate further significant restructuring programmes. Restructuring costs are treated as an Adjusting item for the purpose of calculating Adjusted operating profit.

The Group also expects to incur recurring operating costs of approximately £175 million to £200 million per annum from 2022 onwards to provide the capabilities to operate successfully as a standalone UK public listed company following Separation, including in technology and infrastructure, and in corporate functions.

The Group has historically benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger GSK Group. While certain of these arrangements will change as a result of Separation, the cost impact is not expected to be material.

The Group has entered into the Transition Services Agreement with the GSK Group in connection with Separation. The Transition Services Agreement is short-term and limited in scope (see “Material Contracts—Transition Services Agreement”). Additionally, the Group has entered into manufacturing and supply agreements with the GSK Group, which are also limited in scope.

Russia’s invasion of Ukraine

The Group is monitoring the effects of Russia’s invasion of Ukraine, with the board of directors of Haleon overseeing and monitoring key risks. The Group’s operations and presence in these markets is limited and Russia and Ukraine accounted for less than 3 per cent. of each of the Group’s revenue and Adjusted operating profit in H1 2022 and FY 2021. For additional details regarding the impact of Russia’s invasion of Ukraine on Adjusted operating profit, see “—Regional Performance—EMEA and LatAm”. The Group has no manufacturing operations in these markets and imports products sold there. Since the start of the conflict, the Group has been constantly evaluating its activities in Russia and has stopped advertising and promotional activity in Russia. The Group is prioritising supply of OTC medicines and reducing its oral health products, ensuring the Group continues to meet basic consumer health needs. The Group is no longer importing food supplements and vitamins into Russia.

There is a significant risk to disruption of the Group’s operations in Russia and Ukraine.

•

Despite the limited scope of the Group’s activities in Russia and the Group’s focus on meeting consumers’ everyday health needs, there may be certain reputational risks associated with the Group’s presence in the Russian market.

•

The Group generates revenue from sales of its products in Russia in the Russian Ruble, while significant costs (notably, manufacturing and supply chain costs) associated with those products are denominated in other currencies, such as Euro and US Dollar. The international response to the invasion, including the imposition of international sanctions against Russia, has had a significant adverse effect on the value of the Russian Ruble, which has reduced the Group’s revenue from its operations in Russia without a corresponding reduction in costs, and the Group may not be able to offset the devaluation of the Russian Ruble through increased prices of its products. In addition, the imposition of exchange controls may limit the Group’s ability to repatriate profits from its operations in Russia.

•	The Group’s ability to supply customers may be negatively affected by disruption to supply and distribution channels.

•

The Group’s customers in Russia and Ukraine have been significantly negatively affected by the factors described above, which exposes the Group to increased counterparty risk in relation to these customers and receivables from these customers.

•

The imposition of sanctions and other restrictive measures against Russia, Russia’s response to the global sanctions regime, as well as additional international sanctions against Russia, may create regulatory uncertainty and present further compliance challenges for the Group’s operations, which may increase compliance costs and make it difficult to continue operations in Russia.

•

The Group tested all assets that presented impairment indicators as a result of the conflict between Russia and Ukraine in Q1 2022 and recognised write-downs and impairments of assets representing less than 0.1 per cent. of the Group’s total assets as at 31 March 2022 in relation to certain brands, finished goods inventory and receivables. Depending on the long term outlook of the Group’s business in Russia and Ukraine, the carrying value of certain of the Group’s intangible assets may be impacted. However, any such impact is not anticipated to be material to the Group.

•

As of the date of this prospectus, the Russian government has indicated it has drawn up plans to seize the assets of western companies leaving Russia. While the scope of such measures is not presently clear, if the Group ceased its activities and/or suspended its operations in Russia and did not resume its presence in Russia within a certain period of time, the Russian government could: (i) nationalise the Group’s assets located in Russia, (ii) allow the Group’s patents and trade marks to be used within Russia without the Group’s consent; and/or (iii) introduce restrictions on, or impose unfavourable terms in respect of, payments made from Russia or relating to assets in Russia.

In addition to the specific implications for the Group’s operations in Russia and Ukraine, the Group may be affected by broader impacts on the global geopolitical and economic environment, including (but not limited to) changes in commodity, freight, logistics and input costs.

Key Performance Indicators and non-IFRS Financial Measures

In evaluating the Group’s results of operations, management considers the following key performance indicators and non-IFRS financial measures. Further information on the definition and purpose of these metrics is included in the section entitled “Presentation of Financial and Other Information.” For a reconciliation of non-IFRS financial measures, see “Selected Financial and Operating Information—Non-IFRS Financial Measures”).

	H1 2022	H1 2021	2021	2020	2019
Revenue (£m)	5,188	4,575	9,545	9,892	8,480
Revenue growth (%)	13.4	—	(3.5)	16.7	—
Organic revenue growth (%)	11.6	—	3.8	2.8	—
Gross profit (£m)[1]	3,211	2,814	5,950	5,910	4,802
Adjusted gross profit (£m)	3,258	2,860	6,002	6,173	5,273
Gross profit margin (%)[1]	61.9	61.5	62.3	59.7	56.6
Adjusted gross profit margin (%)	62.8	62.5	62.9	62.4	62.2
Operating profit (£m)[1]	900	737	1,638	1,598	897
Adjusted operating profit (£m)	1,191	983	2,172	2,074	1,654
Operating profit margin (%)[1]	17.3	16.1	17.2	16.2	10.6
Adjusted operating profit margin (%)	23.0	21.5	22.8	21.0	19.5
Profit after tax (£m)[1]	544	520	1,439	1,181	687
Adjusted EBITDA (£m)	1,306	1,089	2,413	2,351	1,884
Net cash inflows from operating activities (£m)[1]	680	234	1,356	1,407	786
Free cash flow (£m)	553	189	1,173	1,988	681
Free cash flow conversion (%)	102	36	82	168	99

Note:

1.	Not considered to be key performance indicator, but included as the nearest IFRS measure to the relevant non-IFRS measure presented in the table above.

Results of Operations

Description of the Group’s results of operations for the six-month period ended 30 June 2022 compared to the six-month period ended 30 June 2021

Revenue

The Group’s revenue for the six-month periods ended 30 June 2022 and 2021 was £5,188 million and £4,575 million, respectively.

In the six-month period ended 30 June 2022, the Group’s revenue grew by 13.4 per cent. at AER and by 10.9 per cent. at CER, compared to the six-month period ended 30 June 2021. The Group’s organic revenue growth was 11.6 per cent, of which 3.7 per cent. was attributable to changes in Price and 7.9 per cent. was attributable to changes in Volume/Mix, driven by increased household penetration, winning new consumers with innovations and activation and channel expansion and geographic expansion. Favourable foreign exchange added £112 million to total revenue for this period, mainly due to strengthening of the US Dollar against Pounds Sterling.

Revenue by product category

Oral Health

In the six-month period ended 30 June 2021, revenue in the Oral Health category grew by 5.7 per cent. at AER and by 5.4 per cent. at CER, compared to the six-month period ended 30 June 2021.

Revenue growth at CER was driven by growth in Sensodyne, Paradontax and Denture Care. Sensodyne delivered mid-single digit per cent. revenue growth, which reflected underlying brand strength, continued innovation and strong growth across key markets, particularly Asia Pacific. This more than offset the negative impact of the COVID-19 lockdown in China in Q2 2022. Paradontax saw high-single digit per cent. revenue growth across all regions. Denture Care revenue was up by mid-single digit per cent. as a result of strong growth in EMEA and LatAm driven by demand returning following the decline seen during the pandemic.

VMS

In the six-month period ended 30 June 2022, revenue in the VMS category grew by 16.2 per cent. at AER and by 11.9 per cent. at CER, compared to the six-month period ended 30 June 2021.

Revenue growth at CER was driven by growth in Centrum and Caltrate. Centrum revenue grew by mid-teens per cent., reflecting good growth across all regions, and was up by double-digit per cent. in North America and Asia Pacific. Centrum and Emergen-C both benefitted from increased capacity in North America. Caltrate revenue increased by high-single digit per cent., driven by growth in China.

Pain Relief

In the six-month period ended 30 June 2022, revenue in the Pain Relief category grew by 14.2 per cent. at AER and by 11.8 per cent. at CER, compared to the six-month period ended 30 June 2021.

Revenue growth at CER was driven by growth in Panadol, Advil and Voltaren. Panadol revenue grew by mid-twenties per cent. due to a successful post-COVID-19 vaccination campaign and activation to meet increased demand during the COVID-19 Omicron wave. Advil saw low-twenties per cent. revenue growth, benefitting from increased demand and retail stocking patterns in the US. Voltaren revenue grew by low-single digit per cent., primarily driven by growth in China and the US, which was partly offset by a decline in Germany.

Respiratory Health

In the six-month period ended 30 June 2022, revenue in the Respiratory Health category grew by 50.1 per cent. at AER and by 46.7 per cent. at CER, compared to the six-month period ended 30 June 2021.

Revenue growth at CER was largely attributable to a strong cold and flu season, well ahead of the historically low season in 2021, and supported by the COVID-19 Omicron wave underpinning results across all regions. In the US and Europe, the cold and flu season was more than 20% ahead of 2019 levels. As a result of the rebound, Theraflu revenue more than doubled and Otrivin was up just under 50 per cent.

Digestive Health and Other

In the six-month period ended 30 June 2022, revenue in the Digestive Health and Other category grew by 3.9 per cent at AER and by 0.3 per cent. at CER., compared to the six-month period ended 30 June 2021.

The growth in revenue at CER was driven by revenue growth in Digestive Health brands (Tums and Eno) and Skin Health brands, partially offset by a slight decline in the Smokers’ Health sub-category.

Regional Performance

North America

(a)    Revenue

In the six-month period ended 30 June 2022, the Group’s revenue attributable to North America grew by 17.4 per cent. at AER and by 10.0 per cent. at CER, compared to the six-month period ended 30 June 2021. Organic revenue growth was 10.4 per cent., of which 2.1 per cent. was attributable to changes in Price and 8.3 per cent. was attributable to changes in Volume/Mix.

Revenue growth at CER and organic revenue growth were largely driven by over fifty per cent. growth in Respiratory Health as a result of the sustained rebound in cold and flu season which was well ahead of 2019 levels and supported by new variants of COVID-19 with similar symptoms, and successful market activation. Double-digit per cent. revenue growth in Pain Relief was driven by Advil as a result of increased demand during the COVID-19 Omicron wave and retail stocking patterns. VMS delivered mid-teens per cent. revenue growth, reflecting strong growth in Centrum and Emergen-C, supported by increased capacity. Low-single digit per cent. revenue growth in Oral Health was driven by good growth in Paradontax and low-single digit per cent. growth in Sensodyne, which was impacted by changes in retailer inventory levels and disproportionately impacted by the cutover in Q2 2022. Revenue growth for Digestive Health and Other remained stable, with strong growth in Chapstick offset by weakness in Smokers’ Health.

(b)    Adjusted operating profit

In the six-month period ended 30 June 2022, Adjusted operating profit and Adjusted operating profit margin for the North America region increased by 43.7 per cent. (£138 million) and 4.4 percentage points, respectively, compared to the six-month period ended 30 June 2021, driven by strong operating leverage as well as benefits from productivity improvements, portfolio optimisation and strong cost management partially offset by commodity and freight headwinds. The prior period reflected favourable comparatives following site investments and one-time manufacturing write-offs.

EMEA and LatAm

(a)    Revenue

In the six-month period ended 30 June 2022, the Group’s revenue attributable to the EMEA and LatAm region grew by 8.7 per cent. at AER and by 10.6 per cent. at CER, compared to the six-month period ended 30 June 2021. Organic revenue growth was 12.1 per cent., of which 5.5 per cent. was attributable to changes in Price and 6.6 per cent. was attributable to changes in Volume/Mix.

Revenue growth at CER and organic revenue growth were largely driven by over fifty per cent. growth in Respiratory Health due to a strong cold and flu season significantly ahead of 2019 levels, and double-digit per cent. revenue growth in VMS as a result of high-single digit per cent. growth in Centrum and double-digit per cent. growth in local strategic brands. Mid-single digit per cent. revenue growth in Oral Health was driven by strong Paradontax growth, robust recovery in Denture Care and continued Sensodyne growth. In addition, double-digit per cent. growth in Panadol drove mid-single digit per cent. revenue growth in Pain Relief. Digestive Health and Other delivered double-digit per cent. revenue growth, with good results in all categories.

Particularly strong double-digit per cent. revenue growth and organic revenue growth in Latin America and Middle East & Africa underpinned the increase in revenues for the period and was supplemented by high single-digit per cent. growth in Northern Europe and strong double-digit per cent. growth in Southern, Central and Eastern Europe, which was partly offset by challenging performance in Germany.

(b)    Adjusted operating profit

In the six-month period ended 30 June 2022, Adjusted operating profit for EMEA and LatAm increased by 2.0 per cent. (£9 million) compared to the six-month period ended 30 June 2021, while Adjusted operating profit margin decreased by 1.5 per cent. at AER and 0.9 per cent. at CER largely driven by reduced sales from Russia/Ukraine as well as the one-time adverse impact of stock and receivable write-downs. Higher commodity and freight costs, and increased A&P investment was offset by positive operating leverage, particularly from pricing, and efficiencies across the business.

APAC

(a)    Revenue

In the six-month period ended 30 June 2022, the Group’s revenue attributable to the APAC region grew by 15.7 per cent. at AER and by 13.0 per cent. at CER, compared to the six-month period ended 30 June 2021. Organic revenue growth was 12.3 per cent., which included a one-off benefit of around 2 per cent. related to separation from changes in distribution in Vietnam. 3.1 per cent. of organic revenue growth was attributable to changes in Price and 9.2 per cent. was attributable to changes in Volume/Mix.

Revenue growth at CER and organic revenue growth were largely driven by high-twenties per cent. growth in Respiratory Health due to a rebound in cold and flu season, and mid-twenties per cent. growth in Pain Relief which benefitted from successful Panadol activation and execution in markets (including Australia, New Zealand, Malaysia and Taiwan) relating to the COVID-19 Omicron wave and a successful campaign around COVID-19 vaccination. High-single digit per cent. revenue growth in Oral Health was driven by strong growth in India, partly offset by some weakness in China from COVID-19 related lockdowns. Low double-digit per cent. revenue growth in VMS was driven by successful immunity campaigns for Centrum and Caltrate in China, and for Centrum in Taiwan; innovations around gender-based vitamins and Probiotics also contributed to growth. Digestive Health and Other revenue was slightly down due to weakness in Skin Health brands.

Performance in South-East Asia, Taiwan and India was particularly strong during the first half of the year and delivered double-digit per cent. revenue growth. Revenue in China increased by mid-single digit per cent. for the first half of the year despite a slowdown in the second quarter due to COVID-19 related lockdowns.

(b)    Adjusted operating profit

In the six-month period ended 30 June 2022, Adjusted operating profit for the APAC region increased by 23.0 per cent. (£56 million) compared to the six-month period ended 30 June 2022. Adjusted operating profit margin increased by 1.4 percentage points in the same period, driven by strong operating leverage combined with efficiencies, which were partly offset by higher advertisting and promotion investment and higher commodity and freight related costs.

Cost of Sales

The Group’s cost of sales was £1,977 million and £1,761 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. The Group’s cost of sales increased by 12.3 per cent. (£216 million). This increase reflects higher commodity related costs and freight cost inflation which was broadly offset by Pfizer synergies and ongoing supply chain and manufacturing efficiency benefits.

Adjusting Items within costs of sales totalled £47 million in the six-month period ended 30 June 2022 , which predominantly related to Net amortisation and impairment of intangible assets and Restructuring costs. Adjusting Items within costs of sales totalled £46 million in six-month period ended 30 June 2021. The increase reflected higher Net amortisation and impairment of intangible assets related to an impairment of a brand predominantly sold in Ukraine, offset by reduced Restructuring costs.

Adjusted cost of sales was £1,930 million and £1,715 million in the six-month periods ended 30 June 2022 and 2021, respectively. Adjusted cost of sales increased by 12.5 per cent. (£215 million). This was primarily driven by higher commodity related costs and freight cost inflation which is broadly offset by ongoing supply chain and manufacturing efficiency benefits.

Cost of sales as a percentage of revenue decreased to 38.1 per cent. from 38.5 per cent. in the six-month period ended 30 June 2021. Adjusted cost of sales as a percentage of revenue decreased to 37.2 per cent. in the six-month period ended 30 June 2022 from 37.5 per cent. in six-month period ended 30 June 2021.

Gross profit

The Group’s gross profit for the six-month period ended 30 June 2022 was £3,211 million, producing a gross profit margin of 61.9 per cent. The Group’s gross profit for the six-month period ended 30 June 2021 was £2,814 million, producing a gross profit margin of 61.5 per cent.

Compared to the six-month period ended 30 June 2021, the Group’s gross profit increased by 14.1 per cent. (£397 million) in the six-month period ended 30 June 2022, which is broadly in line with the year-on-year increase in the Group’s revenue. In the six-month periods ended 30 June 2022 and 30 June 2021, the Group’s gross profit margin was 61.9 per cent. and 61.5 per cent., respectively, an increase of 0.4 percentage points which was largely driven by pricing, favorable mix, Pfizer synergies and ongoing supply chain and manufacturing efficiency benefits, partly offset by higher commodity related costs and freight cost inflation.

Adjusted gross profit was £3,258 million and £2,860 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. Adjusted gross profit increased by 13.9 per cent. (£398 million), broadly in line with the year-on-year increase in the Group’s revenue. Adjusted gross profit margin for the Group was 62.8 per cent. and 62.5 per cent. for the six-month periods ended 30 June 2022 and 2021, respectively. The factors driving the year-on-year increase of 0.3 percentage points were the same as for gross profit margin, except in respect of changes in Adjusting Items, which are excluded from Adjusted gross profit margin.

Selling, general and administration

The Group’s SG&A costs were £2,179 million and £1,978 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. The Group’s SG&A costs increased by 10.2 per cent. (£201 million) in the six-month period ended 30 June 2022, primarily driven by increased selling & distribution costs due to inflationary pressure, A&P investment as well as the incremental separation and admission costs.

Adjusting Items within SG&A totalled £249 million in the six-month period ended 30 June 2022. These principally related to Separation and Admission costs as well as further Restructuring costs associated with the Pfizer Transaction. Adjusting Items within SG&A totalled £212 million in the six-month period ended 30 June 2021. These principally related to Separation and Admission costs, Restructuring costs associated with the Pfizer Transaction, and disposal and others related to clean-up of historical balances relating to tax indemnity.

Adjusted SG&A costs were £1,930 million and £1,766 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. Adjusted SG&A costs increased by 9.3 per cent. (£164 million). This primarily reflected increased selling & distribution costs due to inflationary pressure, A&P investment as well as the incremental separation and admission costs.

SG&A costs as a percentage of revenue decreased to 42.0 per cent. in the six-month period ended 30 June 2022 from 43.2 per cent. in the six-month period ended 30 June 2021. This primarily reflected A&P growth was behind revenue growth primarily due to scale benefits, a stronger than expected rebound across Respiratory Health and phasing of spend. Adjusted SG&A costs as a percentage of revenue decreased to 37.2 per cent. in the six-month period ended 30 June 2022 from 38.6 per cent. in the six-month period ended 30 June 2021.

Research and development

The Group’s R&D costs were £136 million and £109 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. The Group’s R&D costs increased by 24.8 per cent. (£27 million) in the six-month period ended 30 June 2022, which primarily reflected the transfer of additional activities to the R&D functions following the implementation of a new operating model in the fourth quarter of 2021.

Adjusting Items within R&D costs totalled £1 million in the six-month period ended 30 June 2022, related to Restructuring costs. Adjusting Items within R&D costs totaled £2 million in the six-month period ended 30 June 2021, related to Restructuring costs.

Adjusted R&D costs were £137 million and £111 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. Adjusted R&D costs increased by 23.4 per cent. (£26 million), primarily driven by the transfer of additional activities to the R&D functions following the implementation of a new operating model in the fourth quarter of 2021.

R&D costs as a percentage of revenue increased to 2.6 per cent. in the six-month period ended 30 June 2021 from 2.4 per cent. in the six-month period ended 30 June 2021. This reflected the transfer of additional activities to the R&D functions following the implementation of a new operating model in the fourth quarter of 2021. Adjusted R&D costs as a percentage of revenue increased to 2.6 per cent. in the six-month period ended 30 June 2021 from 2.4 per cent in the six-month period ended 30 June 2021.

Other operating (expense)/income

Other operating income of £4 million in the six-month period ended 30 June 2022 primarily reflected gains from disposal of brands.

Other operating income of £10 million in the six-month period ended 30 June 2021 primarily reflected gains from disposal of brands and businesses.

Operating profit and operating profit margin

In the six-month period ended 30 June 2022, the Group’s operating profit was £900 million, producing an operating profit margin of 17.3 per cent. The Group’s operating profit in the six-month period ended 30 June 2021 was £737 million, with an operating profit margin of 16.1 per cent.

The Group’s operating profit increased by 22.1 per cent. (£163 million), primarily reflecting operating leverage as a result of strong revenue growth, including healthy balance of Price and Volume/Mix, combined with Pfizer synergies partly offset by higher commodity related costs and freight cost inflation, incremental costs of operating as a standalone company, and increased investment in A&P and R&D. Operating profit margin increased by 1.2 percentage points, primarily driven by the same reason as operating profit, as described above.

In the six-month period ended 30 June 2022, Adjusting Items within operating profit totalled £291 million, which primarily represented £20 million of costs related to restructuring activities associated with the Pfizer Transaction at a reduced level as expected, Separation and Admission costs of £229 million as the majority of costs came through with the listing, Net Intangibles Amortisation and Impairment of £40m and £2 million from Disposals and others. In the six-month period ended 30 June 2021, Adjusting Items within operating profit totalled £246 million, which were primarily related to £77 million costs related to restructuring activities associated with the Pfizer Transaction, Separation and Admission costs of £105m, Net Intangibles Amortisation and Impairment of £21 million and Disposals and others of £43 million.

In the six-month periods ended 30 June 2022 and 30 June 2021, Adjusted operating profit was £1,191 million and £983 million, respectively, an increase of 21.2 per cent. (£208 million). In the six-month periods ended 30 June 2022 and 30 June 2021, the Group’s Adjusted operating profit margin was 23.0 per cent. and 21.5 per cent., respectively, and increase of 1.5 percentage points. Adjusted operating profit and margin were driven by operating leverage as a result of strong revenue growth, including healthy balance of Price and Volume/Mix, combined with Pfizer synergies partly offset by higher commodity related costs and freight cost inflation, incremental costs of operating as a standalone company, and increased investment in advertising and promotion and R&D. During the six-month period ended 30 June 2022, advertising and promotion spend increased 6 per cent. at CER to represent 19.4 per cent. of revenue. Advertising and promotion growth was behind revenue growth primarily due to scale benefits, a stronger than expected rebound across Respiratory Health and phasing of spend. Adjusted R&D expenditure totalled £137 million, up 23.4 per cent. and included the transfer of additional activities to the R&D functions following the implementation of a new operating model in the fourth quarter of 2021.

Net finance costs

Net finance costs on both an IFRS and Adjusted basis increased to £36 million in the six-month period ended 30 June 2022 from £1 million in the six-month period ended 30 June 2022, reflecting interest expense of £79 million related to the issuance of £9.2 billion of notes in March 2022 offset partly by interest income of £43 million related to the on-lend of funds to GSK and Pfizer before the Demerger.

There were no Adjusting Items that affected Net finance costs in the six-month periods ended 30 June 2022 and 2021.

Profit before tax

Taking into account net finance costs, profit before tax was £864 million in the six-month period ended 30 June 2022, increasing by £128 million from £736 million in the six-month period ended 30 June 2021. This reflected increased operating profit during the period, as described above.

Adjusted profit before tax was £1,155 million in the six-month period ended 30 June 2022, increasing by £173 million from £982 million in the six-month period ended 30 June 2021. This reflected increased Adjusted operating profit during the period, as described above.

Income tax and effective tax rate

In the six-month period ended 30 June 2022, the corporate tax charge was £320 million on profit before tax of £864 million. The corporate tax charge included a tax charge on adjusting items of £75 million, that included a non-cash tax charge of £104 million related to the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes expected to apply as a result of the Demerger. The IFRS effective tax rate was 37.0 per cent, which reflected the impacts of the applicable tax treatment on Adjusting Items. The effective tax rate on an adjusted results basis was 21.0 per cent.

In the six-month period ended 30 June 2021, the corporate tax charge was £216m on profit before tax of £1,136 million. The IFRS effective tax rate was 29.0 per cent, which reflected the impacts of the applicable tax treatment on Adjusting Items. The effective tax rate on an adjusted results basis was 23.0 per cent.

Profit after tax

For the six-month period ended 30 June 2022, Profit after tax was £544 million, increasing by £24 million from £520 million for the six-month period ended 30 June 2021. This reflected increased operating profit during the period, as described above, which was partially offset by the increased income tax expense for the period.

Adjusted profit after tax was £910 million for the six-month period ended 30 June 2022, increasing by £152 million from £758 million for the six-month period ended 30 June 2022. This reflected increased Adjusted operating profit during the period, as described above, which was partially offset by the increased income tax expense for the period.

Profit attributable to non-controlling interests

For the six-month period ended 30 June 2022, Profit attributable to non-controlling interests was £27 million, decreasing by £2 million from £29 million for the six-month period ended 30 June 2021. Adjusted profit attributable to non-controlling interests was £27 million, decreasing by £2 million from £29 million for the six-month period ended 30 June 2021. These decreases reflect change in profit earned by the entities in which the Group has non-controlling interests.

There were no Adjusting Items that affected non-controlling interests in the six-month periods ended 30 June 2022 and 2021.

Earnings per share (“EPS”)

In the six-month periods ended 30 June 2022 and 30 June 2021, Basic EPS and Diluted EPS were both 5.6p and 5.3p, respectively. On an Adjusted basis, these were 9.6p and 7.9p, respectively. The year-on-year increase reflected increased profit after tax, as discussed above.

The number of shares in issue used to calculate these amounts may not be representative of the number of shares in issue in the future.78

Adjusted EBITDA

The Group’s Adjusted EBITDA was £1,306 million and £1,089 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively.

The Group’s Adjusted EBITDA increased by 19.9 per cent. (£217 million), primarily driven by the increase in Adjusted operating profit, as discussed above.

[78]	On 18 July 2022, Haleon issued new Ordinary Shares in connection with the Separation, and immediately following such date had a total of 9,234,573,831 Ordinary Shares outstanding.

Adjusting Items

In the six-month period ended 30 June 2022, Net amortisation and impairment of intangible assets charges (pre-tax) increased to £40 million (£34 million, net of tax) from £21 million (£18 million net of tax) in the six-month period ended 30 June 2021. This reflected an impairment of a brand predominantly sold in Ukraine.

In the six-month period ended 30 June 2022, Restructuring costs (pre-tax) decreased to £20 million (£16 million net of tax) from £77 million (£17 million net of tax) in the six-month period ended 30 June 2021. This reflected the progress in the integration of the Pfizer business as majority of the restructuring programmes have reached their tail-end.

There were no Transaction-related costs in the six-month periods ended 30 June 2022 and 30 June 2021.

In the six-month period ended 30 June 2022, Separation and Admission costs (pre-tax) increased to £229 million (£192 million net of tax) from £105 million (£85 million net of tax) in the six-month period ended 30 June 2021. In the six-month period ended 30 June 2022, these costs mainly consisted of costs incurred to split the shared functions and systems from the GSK Group and costs to achieve listing in order to prepare the Group as a standalone business. The £125 million increase in Separation and Admission costs reflected progress towards becoming a separate standalone company.

In the six-month period ended 30 June 2022, Disposals and others (pre-tax) resulted in net expense of £2 million (£124 million net of tax), compared to net expense of £43 million (£75 million net of tax) in the six-month period ended 30 June 2021. This mainly reflected that there were no major disposals in the current period compared to prior period where there were gains from asset disposals as well as clean-up of historical balances. Tax on disposals and others reflected an additional tax charge incurred for the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes expected to apply as a result of the demerger.

H1 2022 Business Review

Delivering growth

During the first six months of 2022, the Group grew revenue by 13.4 per cent. at AER and by 11.6 per cent. organically, with growth of Power Brands ahead of this at 13.4 per cent. The Group delivered strong growth and market share through increased household penetration, winning new consumers with exciting innovations and activation, as well as channel expansion and geographic expansion. In the first six months of 2022, two-thirds of the Group’s business gained or maintained market share79.

In Oral Health, where revenue grew 5.7 per cent. at AER and 5.1 per cent. organically, the Group maintained its track record of market outperformance, with sales double the growth rate of the overall market80, mainly driven by improved penetration of Sensodyne, particularly in e-commerce in the US and Parodontax in major markets. In aggregate, this resulted in category share growth with three quarters of the business gaining or maintain market share81. Parodontax, one of the fastest growing toothpaste brands globally, launched in South Africa and grew double digit in Middle East and Africa. Additionally in Dental Appliance Care, our new innovation Poligrip Power Max Hold+ was rolled out to 16 markets and is performing well.

[79]

Market share statements are estimates based on the Group’s analysis of third party market data of revenue for the first six months of 2022 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers more than 85% of Haleon’s total revenue)

[80]	Market share statements are estimates based on the Group’s analysis of third party market data of revenue for the first six months of 2022 including IQVIA, IRI and Nielsen data.
[81]	Market share statements are estimates based on the Group’s analysis of third party market data of revenue for the first six months of 2022 including IQVIA, IRI and Nielsen data.

In Vitamins, Minerals and Supplements, where revenue growth was 16.2 per cent at AER and organic revenue growth was 11.9%, the Group gained share overall including in the US and China. During the first six months of 2022, in the US Emergen-C grew double digit driven by engagement to drive growth with younger and more diverse households, and through innovation including Emergen-C Kidz which achieved 10 per cent. market share in its first year82. This was amplified by in-season omni-channel and digital activations. In China, the Caltrate chewable tablets innovation enabled the brand to reach new younger consumers.

In Pain Relief, revenue growth was 14.2 per cent. at AER and organic revenue growth was 11.7 per cent.. A stand out performer in the category was Panadol which gained share and saw organic growth in the first six months of 2022 was up in the mid twenties percent, double the level of the category. In the UK, the brand has increased share through deliberate incremental A&P investment in multi-channel media, as well as increased distribution and shelf presence to recruit and maintain new user groups converted during the pandemic.

In Respiratory Health, revenue growth of 50.1 per cent. at AER and organic revenue growth of 46.7 per cent. reflected the strong cold and flu season. Theraflu was supported by innovation launches and commercial execution which enabled the brand to meet strong demand. Theraflu outperformed the market gaining share83 from significantly improved penetration in the US contributing to Respiratory Health category share gain overall.

Digestive Health and Other saw revenue growth of 3.9 per cent. at AER and organic revenue growth of 3.5 per cent. Challenging conditions in the preventative antacid market adversely impacted Nexium, although our brands in the immediate relief antacid category, such as ENO and Tums performed well.

The Group remains focused on innovating to underpin and accelerate growth. In the first six months of 2022 this included extending the portfolio demographically, with several natural variants launched in the first six months of 2022 targeting a younger consumer base. These included Theraflu Naturals, Robitussin Elderberry, and Emergen-C botanicals in the US, and non-medicated Otrivin, Breathe Clean and Theraflu Pro-Naturals in Central and Eastern Europe. In Oral Health, roll out of Sensodyne Nourish continued into new markets across Europe including the UK. Moreover, Parodontax Gum+ was launched in over ten markets and is performing well, particularly in France. Also, in Dental Appliance Care, our new innovation Poligrip Power Max Hold+ was rolled out to 16 markets and is outperforming the market. In Pain Relief Panadol Liquid gel caps were launched in Australia with good early feedback. In VMS, we launched Centrum Multi-gummies in tropical fruit.

During the first six months of 2022, a number of successful marketing campaigns supported brand performance. In particular, the Take care Panadol campaign amplified brand activation and relevance during a key COVID-19 vaccination period. Furthermore, the brand won several awards for the campaign including the Annual International Award for Innovation in Media. Elsewhere the Group won the prestigious I-COM data creativity award for the Flonase campaign which tracked flu symptoms and targeted likely sufferers. For the first six months of 2022, the Group’s A&P spend was up 6 per cent. at CER, equally split between offline and online media channels, and with the increase reiterating the commitments earlier this year to invest behind driving sustainable growth.

From a channel perspective, there remains significant opportunity for e-commerce penetration, and e-commerce grew high teens percent in the first half to 9 per cent. of total sales. Improved content, optimised media, increased investment in high traffic events and refreshed ‘brand stores’ all contributed to growth. In the US and China, the Group’s two largest e-commerce markets, sales grew 20 per cent. and 30 per cent., respectively. The Group also

[82]	Market share statements are estimates based on the Group’s analysis of third party market data of revenue for the first six months of 2022 including IQVIA, IRI and Nielsen data.
[83]	Market share statements are estimates based on the Group’s analysis of third party market data of revenue for the first six months of 2022 including IQVIA, IRI and Nielsen data.

continues to invest in digital capabilities across the business and was recognised for the second year in a row at the Global Search Awards. Notably our digital portal marketing to Healthcare professionals is now live in 39 markets, with over 10m unique visitors.

Supported by strong execution and financial discipline

The business remains focused on driving efficiency, effectiveness and agility to make every investment count.

The Group successfully separated from GSK including the completion of a technology systems cut over demonstrating strong execution and capabilities across the business.

Following demerger, the Group had net debt of £10,707 million. Additionally, the Group’s long-term and short-term ratings were confirmed (Moody’s: Baa1/P-2 S&P: BBB/A-2). The Group successfully completed the financing required for payment of the separation dividend and for the management of its ongoing liquidity.

The Group delivered approximately 70% per cent.of expected FY 2022 Pfizer synergies in the first six months of 2022, and remains on track to deliver £120 million synergies in FY 2022, taking the aggregate Pfizer annual synergies to £600 million.

Initiatives to drive value from third-party expenditure and offset headwinds from input prices and commodity inflation continue, including forward buying, value engineering and new supplier introduction, and initiatives to ensure continuity of supply. In the first half, the Group managed to offset approximately 40 per cent. of cost inflation through forward buying and other initiatives, as well as having hedged or locked through contracts for approximately 90 per cent. of materials for the second half of 2022.

Furthermore, across the business, the Group also undertook SKU rationalisation, improved logistics productivity through warehousing and outbound freight consolidation. Simultaneously, the business continued its insourcing initiatives, improved ROI on promotional spend and optimised price-pack architecture across the portfolio.

Excellent execution in markets remains a key pillar for driving growth and in Central and Eastern Europe, this was delivered through new communication toolkits and a successful pre-selling campaign underpinned share expansion in the first six months of 2022 for Theraflu. In the US, partnering with retailers enabled excellent execution both in store and online, enabled double digit Advil growth supporting double digit organic growth in Pain Relief sales over the first six months.

Description of the Group’s results of operations for the financial years ended 31 December 2021, 2020 and 2021

Revenue

Revenue for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s revenue in FY 2021 and FY 2020 was £9,545 million and £9,892 million, respectively.

The Group’s revenue decreased by 3.5 per cent. at AER, and increased by 1.0 per cent. at CER reflecting dilution from divestments given the completion of the divestment programme during FY 2021. The Group’s organic revenue growth was 3.8 per cent.

The decline in revenue at AER reflected adverse exchange rate movements of £443 million as Pounds Sterling, the Group’s reporting currency, strengthened against other currencies such as the US Dollar, Euro, certain currencies in Latin America, the Japanese Yen, the Turkish Lira and the Russian Ruble. Revenue growth at AER and CER was impacted by a decline attributable to the full year revenue effect of divestments made during the course of FY 2020, including Physiogel, Breathe Right, Venoruton and Coldrex, as well as a number of divestments made during FY 2021 including Transderm Scop, Acne Aid, Baldriparan and Spectraban.

Organic revenue growth was primarily driven by growth in revenue attributable to brands in the Oral Health, Pain Relief and VMS categories (including Sensodyne, parodontax, Voltaren, Panadol, Excedrin, Centrum and Caltrate), as well as growth in Otrivin, Flonase, Tums, ENO and brands in the Smokers’ Health sub-category of Digestive Health and Other. This reflects the underlying strength of brands across the Group’s portfolio and categories and continuing growth in e-commerce.

The Group delivered revenue growth at CER in the Oral Health, Pain Relief, and VMS categories. Respiratory Health experienced a decline in revenue at CER due to the revenue impact of divestments of brands in that category, as well as the continued impact of the COVID-19 pandemic and associated responsive measures, while the Digestive Health and Other category experienced revenue decline at CER due to the revenue impact of divestments of brands in that category.

•

In Oral Health, revenue declined by 0.8 per cent. at AER and grew by 4.4 per cent. at CER. Revenue growth at CER was driven by continued strong demand in Sensodyne. Sensodyne delivered mid-single digit per cent. revenue growth at CER, which reflected underlying brand strength, continued innovation (for example, the Repair and Protect and Pronamel products), and increased consumption, particularly in India and China. Additionally there was growth in respect of parodontax. This growth was partially offset by a decline in Aquafresh revenue at CER, which was attributable to a shift in promotional focus to other brands in the Oral Health category. Denture Care revenue was flat year-on-year, driven by measures implemented in connection with the COVID-19 pandemic and increased competition in certain markets, although growth returned in the last quarter of FY 2021.

•

Revenue in the VMS category grew by 0.5 per cent. at AER and 3.9 per cent. at CER. Growth at CER built on the significant revenue growth experienced by the category in FY 2020. Revenue growth in FY 2021 was primarily attributable to the sustained, double-digit year-on-year per cent. growth in Centrum and mid-single digit growth in Caltrate, partially offset by a high-single digit per cent. decline in Emergen-C. The strong performance of Centrum reflected the increasing consumer trend towards self-management of health and wellbeing, particularly in the APAC region, as well as successful innovation and improved supply capacity in the US. The decline in Emergen-C revenue was due to a particularly strong comparator in FY 2020, when Emergen-C revenue increased by half compared to FY 2019 as a result of a surge in demand during the early stages of the COVID-19 pandemic. However, Emergen-C revenue in FY 2021 was significantly above revenue attributable to the brand in FY 2019.

•

Revenue in the Pain Relief category grew by 2.1 per cent. at AER and 6.2 per cent. at CER. Revenue growth at CER was largely due to growth in revenue attributable to Panadol, Voltaren, and Excedrin. Panadol revenue growth at CER in the low mid-teens was driven by the strength of the brand and an increase in demand driven by self-medication of symptoms associated with COVID-19 and the COVID-19 vaccination. Voltaren experienced double-digit per cent. revenue growth at CER, with growth in EMEA and LatAm and APAC partially offset by the impact of the introduction of “private-label” products in the US in FY 2021. Excedrin revenue recovered during FY 2021 following temporary supply chain interruption in FY 2020. Advil revenue was impacted by temporary disruption in third party supply.

•

Revenue in the Respiratory Health category declined by 12.8 per cent. at AER and 8.6 per cent. at CER. The decline at CER was primarily attributable to the full year revenue impact of the divestment of Breathe Right. While revenue in Respiratory Health was adversely impacted by an exceptionally low cold and flu incidence in the first half of FY 2021, revenue for the category recovered in the second half of the year (see “—Impact of COVID-19” above). Flonase experienced single-digit per cent. revenue growth year-on-year, driven by a stronger allergy season relative to the prior year comparator.

•

In Digestive Health and Other, revenue declined by 9.8 per cent. at AER and 5.0 per cent. at CER. Revenue decline at CER was largely attributable to the full year revenue impact of the divestments of Physiogel, Venoruton and Coldrex during FY 2020. This was partially offset by an increase in revenue attributable to Tums, ENO and ChapStick. Tums revenue growth was largely due to growth in the market for Antacids, improved supply chain capacity, and innovation launches in the Naturals segment. ENO revenue growth was due to product price increases and increased consumption. An increase in ChapStick revenue was attributable to an increase of in-store purchases, coinciding with the easing of COVID-19 lockdowns.

Revenue for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s revenue in FY 2020 was £9,892 million. The Group’s revenue in FY 2019 (including the revenue of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £8,480 million.

The Group’s revenue increased by 16.7 per cent. at AER and 19.3 per cent. at CER, and the Group’s organic revenue growth was 2.8 per cent.

Revenue growth at AER and CER was primarily driven by the inclusion of the full year of revenue of the Pfizer Contributed CH Business in FY 2020, compared to five months of revenue in FY 2019, together with growth in revenue attributable to Sensodyne, Voltaren and Panadol. Revenue growth at AER and CER was partially offset by a decline in revenue attributable to divestments made during the course of FY 2020, including Physiogel, Breathe Right, Venoruton, Oilatum and Coldrex. Growth in revenue at AER was further offset by adverse exchange rate movements as Pounds Sterling, the Group’s presentation currency, strengthened against other currencies such as the US Dollar, certain currencies in Latin America, the South African Rand and the Russian Ruble.

Organic revenue growth was primarily attributable to growth in organic revenue across the Group’s VMS, Pain Relief and Oral Health categories (including in respect of Sensodyne, Centrum, Voltaren and Panadol). Revenue growth in the VMS and Pain Relief categories was stronger in the period 1 January 2020 to 31 July 2020 as a result of increased demand for products during the COVID-19 pandemic designed to address fever symptoms, together with the impact of consumer stockpiling (described further below).

Organic revenue for the period excludes revenue attributable to brands acquired as part of the Pfizer Transaction in the period 1 January 2020 to 31 July 2020 (see “Presentation of Financial and Other Information”), which made a significant contribution to the Group’s revenue in the VMS and Pain Relief categories during the period, with the effect that the overall revenue growth of the Group was reduced on an organic basis. Furthermore, brands divested in FY 2021 (notably Transderm Scop in the Digestive Health and Other category, in respect of which revenue declined due to competition from generic products) are included in organic revenue growth for the period FY 2019 to FY 2020, and this also had a significant impact on the organic growth measure in this period.

The Group delivered strong revenue growth at CER in the VMS and Pain Relief categories, single-digit growth in the Oral Health and Digestive Health and Other categories, and flat revenue growth in Respiratory Health.

•

In Oral Health, revenue grew by 3.3 per cent. at AER and 5.9 per cent at CER. Growth at CER was driven by strong demand in Sensodyne, as well as growth in respect of parodontax, largely offset by a decline in Aquafresh revenue and revenue attributable to brands in the Denture Care sub-category of Oral Health, the latter of which was driven by fewer opportunities for social occasions during the COVID-19 pandemic (see “—Impact of COVID-19” above).

•

In the VMS category, revenue grew by 150.3 per cent. at AER and 154.6 per cent. at CER. Growth at CER was primarily attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Centrum, Caltrate and Emergen-C), together with an increasing consumer trend towards self-management of health and wellbeing, which was accelerated by the COVID-19 pandemic. The Group also increased advertising and promotion investment in the VMS category.

•

Revenue grew by 25.8 per cent. at AER and 28.6 per cent. at CER in the Pain Relief category. Growth at CER was largely attributable to the inclusion of the full year of revenue of brands acquired as part of the Pfizer Transaction (including Advil), together with the Rx-to-OTC switch of Voltaren and a strong performance from Panadol. Advil revenue was adversely affected by negative media coverage regarding the use of ibuprofen products in treating the symptoms of COVID-19 (see “—Brand and product portfolio” above). Excedrin revenue in North America was affected by temporary supply chain interruption.

•

In Respiratory Health, revenue declined by 1.5 per cent. at AER and was flat at CER. Flat revenue at CER was primarily attributable to the inclusion of a full year of revenue attributable to brands acquired as part of the Pfizer Transaction (including Robitussin). This was largely offset by a decline in revenue attributable to Otrivin and Theraflu, which were negatively impacted by the COVID-19 pandemic, as well as the impact of the divestment of certain brands in this category. In particular, there was an exceptionally weak cold, cough and flu season in Q3 and Q4 of 2020 as a result of measures taken in response to COVID-19, together with fewer consumer visits to stores following the implementation of lockdowns.

•

In Digestive Health and Other, revenue decreased by 0.1 per cent. at AER and increased by 2.5 per cent. at CER. Growth at CER was largely attributable to the inclusion of a full year of revenue attributable to brands acquired as part of the Pfizer Transaction (including Preparation H and ChapStick). This was partially offset by a decrease in revenue attributable to Fenistil and Abreva, driven by fewer consumer visits to stores following the implementation of lockdowns during the COVID-19 pandemic. These factors also negatively impacted Preparation H and ChapStick revenue. Further, revenue was negatively impacted as a result of the divestment of certain brands.

Cost of Sales

Cost of sales for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s cost of sales was £3,595 million and £3,982 million in FY 2021 and FY 2020, respectively. The Group’s cost of sales decreased by 9.7 per cent. (£387 million). This decrease reflects a reduction in Adjusting Items (as outlined below), the full year impact of divestments in FY 2020 and further integration savings driven by the Pfizer Transaction, which more than offset investment in supply chain to improve continuity and capacity, as well as inflationary pressures, principally in relation to commodity and freight costs.

Adjusting Items within costs of sales totalled £52 million in FY 2021, which predominantly related to costs of restructuring programmes, together with Net impairment and amortisation of intangible assets across a number of the Group’s brands. Adjusting Items within costs of sales totalled £263 million in FY 2020. The decrease primarily reflected reduced costs relating to the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs), as well as reduced Net amortisation and impairment of intangible assets across a number of the Group’s brands.

Adjusted cost of sales was £3,543 million and £3,719 million in FY 2021 and FY 2020, respectively. Adjusted cost of sales decreased by 4.7 per cent. (£176 million). This was primarily driven by the full year impact on cost of sales of divestments made in FY 2020 and further synergies from the Pfizer Transaction, which more than offset increased investment in supply chain, inflationary pressures and the increase in sales and freight costs in each region due to disruption caused by the COVID-19 pandemic.

Cost of sales as a percentage of revenue reduced to 37.7 per cent. from 40.3 per cent. in FY 2020, largely driven by the reduction in Adjusting Items, further synergies from the Pfizer Transaction, product price increases and supply chain efficiencies. This was partially offset by increased investment in supply chain and increases in freight, commodities and other costs (for example, employee costs), which reflected inflationary pressures in the supply chain. Adjusted cost of sales as a percentage of revenue reduced to 37.1 per cent. in FY 2021 from 37.6 per cent. in FY 2020.

Cost of sales for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s cost of sales in FY 2020 was £3,982 million. The Group’s cost of sales in FY 2019 (including the cost of sales of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £3,678 million.

The Group’s cost of sales increased by 8.3 per cent. (£304 million). This increase was primarily driven by the inclusion of the full year of cost of sales of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, partially offset by a reduction in Adjusting Items (as outlined below), as well as the impact of divestments and ongoing supply chain productivity efforts.

Adjusting Items within costs of sales totalled £263 million in FY 2020, which predominantly related to further Adjusting Items associated with the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs), together with Net amortisation and impairment of intangible assets across a number of Group’s brands. Adjusting Items within cost of sales totalled £471 million in FY 2019. These Adjusting Items principally related to the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs).

Adjusted cost of sales was £3,719 million and £3,207 million in FY 2020 and FY 2019, respectively. Adjusted cost of sales increased by 16.0 per cent. (£512 million), primarily driven by the inclusion of the full year of Adjusted cost of sales of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019.

Cost of sales as a percentage of revenue reduced to 40.3 per cent. in FY 2020 from 43.4 per cent. in FY 2019, largely driven by a reduction in Transaction-related costs, product price increases, improvements in brand mix, synergies and ongoing supply chain productivity efforts. These factors were partially offset by increased freight and staffing costs driven by the COVID-19 pandemic. Adjusted cost of sales as a percentage of revenue reduced to 37.6 per cent. in FY 2020 from 37.8 per cent. in FY 2019.

Gross profit

Gross profit for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s gross profit in FY 2021 was £5,950 million, producing a gross profit margin of 62.3 per cent. The Group’s gross profit in FY 2020 was £5,910 million, producing a gross profit margin of 59.7 per cent.

The Group’s gross profit increased by 0.7 per cent. (£40 million) in FY 2021, which primarily reflected a reduction in Adjusting Items within cost of sales associated with the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs). This more than offset the year-on-year decline in the Group’s revenue at AER. Gross profit margin increased by 2.6 percentage points, largely reflecting the reduction in these Adjusting

Items associated with the Pfizer Transaction, as well as product price increases, improvements in brand mix (including the divestment of several brands) and synergies from the Pfizer Transaction, as well as other ongoing supply chain and manufacturing efficiency efforts. These factors were partially offset by investment in the supply chain, as well as increased freight costs, commodity prices and staffing costs arising in connection with the COVID-19 pandemic.

Adjusted gross profit was £6,002 million and £6,173 million in FY 2021 and FY 2020, respectively. Adjusted gross profit decreased by 2.8 per cent. (£171 million), broadly in line with the year-on-year decline in the Group’s revenue at AER. Adjusted gross profit margin for the Group was 62.9 per cent. and 62.4 per cent. for FY 2021 and FY 2020, respectively. The factors driving the year-on-year increase of 0.5 percentage points were the same as for gross profit margin, except in respect of changes in Adjusting Items, which are excluded from Adjusted gross profit margin.

Gross profit for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s gross profit was £5,910 million in FY 2020, producing a gross profit margin of 59.7 per cent. The Group’s gross profit for FY 2019 (including the gross profit of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £4,802 million, producing a gross profit margin of 56.6 per cent.

The Group’s gross profit increased by 23.1 per cent. (£1,108 million), primarily driven by the inclusion of the full year of gross profit of brands acquired as part of the Pfizer Transaction in FY 2020, compared to five months of gross profit in FY 2019. Gross profit margin increased by 3.1 percentage points from FY 2019 to FY 2020.

This increase was largely driven by a reduction in Adjusting Items in relation to the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs), product price increases, improvements in brand mix, synergies resulting from the Pfizer Transaction, and ongoing supply chain productivity efforts. These factors were partially offset by increased freight and staffing costs arising as a result of the COVID-19 pandemic.

Adjusted gross profit was £6,173 million and £5,273 million in FY 2020 and FY 2019, respectively. Adjusted gross profit increased by 17.1 per cent. (£900 million), primarily driven by the inclusion of the full year of gross profit of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019.

Adjusted gross profit margin for the Group was 62.4 per cent. and 62.2 per cent. for FY 2020 and FY 2019, respectively. The factors driving the year-on-year increase of 0.2 percentage points were the same as for gross profit margin, save in respect of changes in Adjusting Items, which are excluded from Adjusted gross profit margin.

Selling, general and administration

SG&A costs for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s SG&A costs were £4,086 million and £4,220 million in FY 2021 and FY 2020, respectively. The Group’s SG&A costs decreased by 3.2 per cent. (£134 million) in FY 2021, primarily driven by the continued benefit of synergies from the Pfizer Transaction and the tight control of ongoing costs, partially offset by an increase in Adjusting Items, primarily in respect of Separation and Admission costs.

Adjusting Items within SG&A totalled £504 million in FY 2021. These principally related to Separation and Admission costs as well as further Restructuring costs associated with the Pfizer Transaction. Adjusting Items within SG&A totalled £401 million in FY 2020. These principally related to Restructuring costs associated with the Pfizer Transaction, as well as the initial costs in connection with Separation, UK Admission and US Listing.

Adjusted SG&A costs were £3,582 million and £3,819 million in FY 2021 and FY 2020, respectively. Adjusted SG&A costs decreased by 6.2 per cent. (£237 million). This primarily reflected the continuing benefit of synergies from the Pfizer Transaction and tight control of ongoing costs.

SG&A costs as a percentage of revenue increased to 42.8 per cent. in FY 2021 from 42.7 per cent. in FY 2020. This primarily reflected the impact of an increase in Adjusting Items, in particular costs related to the Pfizer Transaction and in connection with Separation, UK Admission and US Listing. This was partially mitigated by synergies from the Pfizer Transaction and tight cost control. While the Group decreased advertising and promotion investment in the Respiratory Health category in response to reduced demand resulting from the impact of the COVID-19 pandemic and associated responsive measures (see “—Impact of COVID-19” above), investment was redirected to the VMS and Pain Relief categories. Adjusted SG&A costs as a percentage of revenue decreased to 37.5 per cent. in FY 2021 from 38.6 per cent. in FY 2020.

SG&A costs for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s SG&A costs in FY 2020 were £4,220 million. The Group’s SG&A costs in FY 2019 (including the SG&A costs of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) were £3,596 million.

The Group’s SG&A costs increased by 17.4 per cent. (£624 million), primarily driven by the inclusion of the full year of SG&A costs of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, as well as an increase in Adjusting Items (as outlined below), partially offset by synergy savings following the Pfizer Transaction and cost control.

Adjusting Items within SG&A totalled £401 million in FY 2020. These principally related to further Restructuring costs associated with the Pfizer Transaction, as well as the initial costs in connection with Separation, UK Admission and US Listing. Adjusting Items within SG&A costs totalled £244 million in FY 2019. These principally related to Restructuring costs arising from the Pfizer Transaction.

Adjusted SG&A costs were £3,819 million and £3,352 million in FY 2020 and FY 2019, respectively. Adjusted SG&A costs increased by 13.9 per cent. (£467 million), primarily driven by the inclusion of the full year of Adjusted SG&A costs of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019.

SG&A costs as a percentage of revenue increased to 42.7 per cent. in FY 2020 from 42.4 per cent. in FY 2019. This reflected an increase in Adjusting Items, partially offset by synergies resulting from the Pfizer Transaction and cost control, in each case as referred to above. At a category level, the Group increased advertising and promotion investment in the VMS and Pain Relief Categories. In respect of the latter, this was in part to support the OTC launch of Voltaren and Advil Dual Action in North America (see “—Innovation” above). This increase in advertising and promotion spend in the VMS and Pain Relief categories was in turn partially offset by decreased investment in certain brands in the Group’s portfolio where the COVID-19 pandemic had a temporary negative impact on demand for certain of the Group’s products. Adjusted SG&A costs as a percentage of revenue decreased to 38.6 per cent. in FY 2020 from 39.5 per cent. in FY 2019.

Research and development

R&D costs for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s R&D costs were £257 million and £304 million in FY 2021 and FY 2020, respectively. The Group’s R&D costs decreased by 15.5 per cent. (£47 million) in FY 2021, which primarily reflected continuing

Pfizer synergies (including in relation to rationalisation of the site footprint and de-duplication of certain functions) and a decrease in Adjusting Items, partially offset by costs associated with an increased focus on innovation at a regional level.

Adjusting Items within R&D costs totalled £9 million in FY 2021. These primarily related to Net impairment and amortisation of intangible assets. Adjusting Items within R&D costs totalled £24 million in FY 2020. These principally related to Net amortisation and impairment of intangible assets, in addition to Restructuring costs associated with the Pfizer Transaction.

Adjusted R&D costs were £248 million and £280 million in FY 2021 and FY 2020, respectively. Adjusted R&D costs decreased by 11.4 per cent. (£32 million), primarily driven by Pfizer synergies, and partially offset by costs associated with an increased focus on local innovation at a regional level.

R&D costs as a percentage of revenue decreased to 2.7 per cent. in FY 2021 from 3.1 per cent. in FY 2020. This reflected the full year benefit of the Pfizer synergies and reduced Restructuring costs. Adjusted R&D costs as a percentage of revenue decreased to 2.6 per cent. in FY 2021 from 2.8 per cent in FY 2020.

R&D costs for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s R&D costs in FY 2020 were £304 million. The Group’s R&D costs in FY 2019 (including the R&D costs of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) were £292 million.

The Group’s R&D costs increased by 4.1 per cent. (£12 million), primarily driven by the inclusion of the full year of R&D costs of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, partially offset by headcount reduction and optimisation of the Group’s R&D operations, which included laboratory closures in Warren (New Jersey, USA) and Barnard Castle (UK).

Adjusting Items within R&D costs totalled £24 million in FY 2020. These primarily related to Net amortisation and impairment of intangible assets, in addition to further Restructuring costs associated with the Pfizer Transaction. Adjusting Items within R&D costs totalled £25 million in FY 2019. These principally related to Restructuring costs in connection with the Pfizer Transaction.

Adjusted R&D costs were £280 million and £267 million in FY 2020 and FY 2019, respectively. Adjusted R&D costs increased by 4.9 per cent. (£13 million), primarily driven by the inclusion of a full year of Adjusted R&D costs of the Pfizer Contributed CH Business, partly offset by headcount reduction and optimisation of the Group’s R&D operations, which included laboratory closures in Warren (New Jersey, USA) and Barnard Castle (UK).

R&D costs as a percentage of revenue decreased to 3.1 per cent. in FY 2020 from 3.4 per cent. in FY 2019. This reflected headcount reduction and optimisation of the Group’s R&D operations, as referred to above. Adjusted R&D costs as a percentage of revenue decreased to 2.8 per cent. in FY 2020 from 3.1 per cent. in FY 2019.

Other operating (expense)/income

Other operating income of £31 million in FY 2021 primarily reflected the net gain on the disposal of Transderm Scop, Acne-Aid, Spectraban and Baldriparan.

Other operating income of £212 million in FY 2020 primarily reflected the net gain on the sale of a number of brands of the Group, including ThermaCare, Breathe Right, Physiogel, Coldrex, Venoruton and Oilatum.

Other operating expenses of £17 million in FY 2019 predominantly related to transaction costs incurred in connection with the disposal of ThermaCare. Transaction costs in relation to the disposal of certain other businesses and assets of the Group also contributed to operating expenses in FY 2019.

Operating profit and operating profit margin

Operating profit and operating profit margin for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s operating profit in FY 2021 was £1,638 million, producing an operating profit margin of 17.2 per cent. The Group’s operating profit in FY 2020 was £1,598 million, producing an operating profit margin of 16.2 per cent.

The Group’s operating profit increased by 2.5 per cent. (£40 million) in FY 2021, primarily reflecting organic revenue growth, a reduction in Adjusting Items and tight cost control, largely offset by the impact of divestments during FY 2021 and FY 2020, increased advertising and promotion investment, and increased commodity and freight costs. Operating profit margin increased by 1.0 percentage point, primarily driven by the benefit of a full year of Pfizer synergies, product price increases, product and pricing mix and tight cost control, which more than offset the increased advertising and promotion investment, increased commodity and freight costs, and investment in manufacturing sites.

Adjusting Items within operating profit totalled £534 million in FY 2021, which represented costs totalling £565 million in relation to Restructuring costs associated with the Pfizer Transaction, Separation and Admission costs and Net impairment and amortisation of intangible assets, offset by income from divestments of £31 million.

Adjusting Items within operating profit totalled £476 million in FY 2020, which represented £688 million in relation to Transaction-related costs and Restructuring costs associated with the Pfizer Transaction and Separation and Admission costs, as well as Net impairment and amortisation of intangible assets, partially offset by income from divestments of £212 million.

Adjusted operating profit was £2,172 million and £2,074 million in FY 2021 and FY 2020, respectively. Adjusted operating profit increased by 4.7 per cent. (£98 million), primarily reflecting organic revenue growth, reductions in SG&A costs and R&D costs resulting from synergies resulting from the Pfizer Transaction, increased gross profit margins and tight cost control, partially offset by increased advertising and promotion investment and increased commodity and freight costs.

The Group’s Adjusted operating profit margin was 22.8 per cent. and 21.0 per cent. in FY 2021 and FY 2020, respectively. Adjusted operating profit margin increased by 1.8 percentage points. The principal factors affecting Adjusted operating profit margin were the same as for operating profit margin.

Operating profit and operating profit margin for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s operating profit in FY 2020 was £1,598 million, producing an operating profit margin of 16.2 per cent. The Group’s operating profit for FY 2019 (including the operating profit of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £897 million, producing an operating profit margin of 10.6 per cent.

The Group’s operating profit increased by 78.1 per cent. (£701 million), primarily driven by the inclusion of the full year of operating profit of brands acquired as part of the Pfizer Transaction in FY 2020, compared to five months of operating profit in FY 2019, together with related synergies, a net reduction in Adjusting Items in relation to cost of sales, R&D and SG&A as described above (mainly related to the Pfizer Transaction) and other operating income from the sale of brands. Operating profit margin increased by 5.6 percentage points from FY 2019 to FY 2020. This increase was primarily driven by synergies resulting from the Pfizer Transaction, as well as business growth and product pricing and mix, partially offset by the full year impact of the brands acquired as part of the Pfizer Transaction (albeit reduced as a result of cost controls implemented by the Group), the impact of divestitures and additional supply chain costs. Operating profit margin was also affected by changes in Adjusting Items.

Adjusting Items within operating profit totalled £476 million in FY 2020, which represented Transaction costs, Restructuring costs associated with the Pfizer Transaction and Separation and Admission costs, as well as Net impairment and amortisation of intangible assets, partially offset by income from divestments of £212 million. Adjusting Items within operating profit totalled £757 million in FY 2019, which mainly reflected costs totalling £696 million in relation to Restructuring costs and Transaction-related costs associated with the Pfizer Transaction.

Adjusted operating profit was £2,074 million and £1,654 million in FY 2020 and FY 2019, respectively. Adjusted operating profit increased by 25.4 per cent. (£420 million). As above, this principally reflected the inclusion of the full year of operating profit of brands acquired as part of the Pfizer Transaction in FY 2020, compared to five months of operating profit in FY 2019, together with related synergies, combined with business growth and tight cost control, partially offset by the impact of divestments. The Adjusting Items in respect of operating profit are described above.

The Group’s Adjusted operating profit margin was 21.0 per cent. and 19.5 per cent. in FY 2020 and FY 2019, respectively. Adjusted operating profit margin increased by 1.5 percentage points. The factors affecting Adjusted operating profit margin were the same as for operating profit margin, except in respect of changes in Adjusting Items, which are excluded from Adjusted operating profit margin.

Net finance costs

Net finance costs for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

Net finance costs on both an IFRS and Adjusted basis reduced to £2 million in FY 2021 from £7 million in FY 2020, primarily due to a decrease in payable balances with finance entities in the GSK Group and other loans.

There were no Adjusting Items that affected Net finance costs in FY 2021 and FY 2020.

Net finance costs for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

Net finance costs on both an IFRS and Adjusted basis reduced to £7 million in FY 2020 from £11 million in FY 2019, primarily attributable to the revaluation of derivatives and financial instruments.

There were no Adjusting Items that affected Net finance costs in FY 2020 and FY 2019.

Profit before tax

Profit before tax for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

Taking into account net finance costs, profit before tax was £1,636 million in FY 2021, increasing by £45 million from £1,591 million in FY 2020. This reflected increased operating profit during the period, as described above.

Adjusted profit before tax was £2,170 million in FY 2021, increasing by £103 million from £2,067 million in FY 2020. This reflected increased Adjusted operating profit during the period, as described above.

Profit before tax for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

Taking into account net finance costs, profit before tax was £1,591 million in FY 2020, increasing by £705 million from £886 million in FY 2019. This reflected increased operating profit during the period, as described above.

Adjusted profit before tax was £2,067 million in FY 2020, increasing by £424 million from £1,643 million in FY 2019. This reflected increased Adjusted operating profit during the period, as described above.

Income tax and effective tax rate In FY 2021, the corporate tax charge was £197 million on profit before tax of £1,636 million. The IFRS effective tax rate was 12.0 per cent, which reflected the impacts of the applicable tax treatment on Adjusting Items.

Permanent differences on disposals, acquisitions and transfers, including tax credits relating to an uplift in the tax basis of certain brands transferred intragroup, resulted in a reduction of the IFRS effective rate. The Adjusted effective tax rate of 21.6 per cent. was higher than the UK statutory rate of 19.0 per cent. due to profit generated in jurisdictions with higher tax rates (such as the USA and China), tax losses not recognised, and changes in tax rates in certain jurisdictions, partially offset by the benefits of tax rulings in territories such as Switzerland and Puerto Rico, the availability of R&D credit, re-assessments of prior year estimates and other permanent differences.

In FY 2020, the corporate tax charge was £410 million on profit before tax of £1,591 million. The IFRS effective tax rate was 25.8 per cent, which reflected the impacts of the applicable tax treatment on Adjusting Items, and was also adversely impacted by revaluing the rates applicable to various deferred tax balances. The Adjusted effective tax rate of 23.4 per cent. was higher than the UK statutory rate of 19.0 per cent. due to profit generated in jurisdictions with higher tax rates (such as the USA and China), partially offset by the benefits of tax rulings in territories such as Switzerland and Puerto Rico, the availability of R&D credit, re-assessment of prior year estimates and other permanent differences.

In FY 2019, the corporate tax charge was £199 million on profits before tax of £886 million. The IFRS effective tax rate was 22.5 per cent., which reflected the impacts of the applicable tax treatment on Adjusting Items. The Adjusted effective tax rate of 22.2 per cent. was higher than the UK statutory rate of 19.0 per cent. due to profit generated in jurisdictions with higher tax rates (such as the USA, Italy and China), partially offset by the benefits of tax rulings in territories such as Switzerland and Puerto Rico, the availability of R&D credits and other non-taxable items.

Profit after tax

Profit after tax for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

Profit after tax was £1,439 million in FY 2021, increasing by £258 million from £1,181 million in FY 2020. This reflected the reduced effective tax rate and tax charge in FY 2021, as well as increased operating profit during the period, as described above.

Adjusted profit after tax was £1,701 million in FY 2021, increasing by £117 million from £1,584 million in FY 2020. This reflected the reduced effective tax rate and tax charge in FY 2021, as well as increased Adjusted operating profit during the period, as described above.

Profit after tax for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

Profit after tax was £1,181 million in FY 2020, increasing by £494 million from £687 million in FY 2019. This reflected increased operating profit during the period, as described above, partially offset by an increased effective tax rate and tax charge in FY 2020.

Adjusted profit after tax was £1,584 million in FY 2020, increasing by £306 million from £1,278 million in FY 2019. This reflected increased Adjusted operating profit during the period, as described above, partially offset by the increased Adjusted effective tax rate and tax charge in FY 2020.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

Profit attributable to non-controlling interests in FY 2021 was £49 million, increasing by £13 million from £36 million in FY 2020. Adjusted profit attributable to non-controlling interests in FY 2021 was £49 million, increasing by £11 million from £38 million in FY 2020. These increases reflect reduced Adjusted effective tax rate and tax charge in FY 2021, in addition to higher Adjusted operating profit during the period, as described above.

There were no Adjusting Items that affected non-controlling interests in FY 2021, as compared to £2 million in FY 2020 (as described below).

Profit attributable to non-controlling interests for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

Profit attributable to non-controlling interests in FY 2020 was £36 million, increasing by £4 million from £32 million in FY 2019. Adjusted profit attributable to non-controlling interests in FY 2020 was £38 million, increasing by £6 million from £32 million in FY 2019. These increases reflect higher Adjusted operating profit during the period, as described above, partially offset by the increased Adjusted effective tax rate and tax charge in FY 2020.

Adjusting Items attributable to non-controlling interests totalled £2 million in FY 2020. These principally related to costs incurred in relation to restructuring programmes in respect of certain Group subsidiaries with non-controlling interests.

Earnings per share (“EPS”)

Earnings per share for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

In FY 2021, Basic EPS and Diluted EPS were both 139,000p. On an Adjusted basis, these were 165,200p. In FY 2020, Basic EPS and Diluted EPS were both 114,500p. On an Adjusted basis, these were 154,600p. The year-on-year increase reflected increased profit after tax during the period, as described above.

The number of shares in issue used to calculate these amounts may not be representative of the number of shares in issue in the future.84

[84]	On 18 July 2022, Haleon issued new Ordinary Shares in connection with the Separation, and immediately following such date had a total of 9,234,573,831 Ordinary Shares outstanding.

Earnings per share for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

In FY 2020, Basic EPS and Diluted EPS were both 114,500p. On an Adjusted basis, these were 154,600p. In FY 2019, Basic EPS and Diluted EPS were both 65,500p. On an Adjusted basis, these were 124,600p. The year-on-year increase reflected increased profit after tax during the period, as described above.

The number of shares in issue used to calculate these amounts may not be representative of the number of shares in issue in the future.85

Adjusted EBITDA

Adjusted EBITDA for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

The Group’s Adjusted EBITDA was £2,413 million and £2,351 million in FY 2021 and FY 2020 respectively.

The Group’s Adjusted EBITDA increased by 2.6 per cent. (£62 million), primarily driven by the increase in the Adjusted operating profit during the period, as described above, partially offset by a net decrease in depreciation and amortisation.

Adjusted EBITDA for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s Adjusted EBITDA was £2,351 million in FY 2020. The Group’s Adjusted EBITDA in FY 2019 (including the Adjusted EBITDA of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £1,884 million.

The Group’s Adjusted EBITDA increased by 24.8 per cent. (£467 million), primarily driven by the inclusion of the full year of profit of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019. The remaining growth largely resulted from synergies arising from the Pfizer Transaction and an increase in depreciation and amortisation, partially offset by increased supply chain costs arising as a result of the COVID-19 pandemic.

Regional performance

Regional performance for the financial year ended 31 December 2021 compared to 31 December 2020

North America

(a)	Revenue

The Group’s revenue attributable to North America was £3,525 million and £3,779 million in FY 2021 and FY 2020, respectively. The Group’s revenue declined 6.7 per cent. at AER, and 1.3 per cent. at CER.

Organic revenue growth in North America was 1.3 per cent for the period FY 2020 to FY 2021. This principally reflected growth across the Oral Health, Pain Relief and Digestive Health categories, partially offset by a decline in revenue in the VMS and Respiratory Health categories.

[85]	On 18 July 2022, Haleon issued new Ordinary Shares in connection with the Separation, and immediately following such date had a total of 9,234,573,831 Ordinary Shares outstanding.

The decline in revenue at AER and CER was primarily driven by the full year revenue impact of divestments made in FY 2020, principally the divestment of Breathe Right, ThermaCare, Dimetapp and Anbesol. This was compounded by a further decline in Respiratory Health revenue as compared to FY 2020, driven by an exceptionally low incidence of cold and flu in the first half of FY 2021 (see “—Impact of COVID-19” above). Revenue at AER was further impacted by adverse currency exchange movements of £204 million as Pounds Sterling strengthened against the US Dollar. These negative trends were partially offset by continued growth in Sensodyne, Tums, Centrum and Flonase revenue and recovery in Excedrin revenue following supply chain disruption in FY 2020.

The decline in revenue at CER was attributable to several factors across the categories in which the Group operates:

•

Mid-single digit per cent. revenue growth at CER in the Oral Health category was primarily driven by Sensodyne, which reflected the strength of the brand in the USA, continued innovation and product price increases. Increased demand for parodontax also contributed to growth in Oral Health. Revenue in respect of brands in the Denture Care sub-category declined due to increased competition.

•

There was a low-single digit per cent. revenue decline at CER in the VMS category driven by reduced demand for Emergen-C, partially offset by growth in Centrum. Emergen-C revenue decreased relative to a particularly strong comparator in FY 2020, when Emergen-C experienced a surge in demand associated with the COVID-19 pandemic. The continued growth in Centrum revenue reflected the continued consumer trend towards self-management of health and wellbeing, as well as successful innovation and improved supply capacity in the US.

•

Mid-single digit per cent. revenue growth at CER in the Pain Relief category was mainly driven by a recovery in Excedrin following supply chain interruption in FY 2020. This was partially offset by revenue decline in Advil due to the impact of temporary disruption in third party supply. Voltaren revenue declined due to increased competition from “private-label” Diclofenac (see “—Impact of macroeconomic factors and market trends on discretionary consumer spending” above).

•

In the Respiratory Health category, a mid-teens per cent. revenue decline at CER was mainly attributable to a decline in Robitussin and Theraflu revenue, driven by exceptionally low cold and flu incidence, together with the full year revenue impact of the divestment of Breathe Right and other cold and flu brands in FY 2020. This was partially offset by increased demand for Flonase, driven by a stronger allergy season relative to the prior year comparator.

•	In Digestive Health and Other, the low-single digit per cent. revenue decline at CER was primarily attributable to the full year impact of the divestments of ThermaCare, Dimetapp and Anbesol in FY

2020, as well as a decline in Preparation H revenue, in part due to a temporary supply chain disruption. ChapStick revenue started to recover, after being negatively impacted by fewer consumer visits to stores in FY 2020 during the earlier stages of the COVID-19 pandemic. Revenue attributable to Tums continued to grow, driven by an increase in the size of the antacids market.

(b)    Adjusted operating profit

Adjusted operating profit for the North America region in FY 2021 was £828 million, producing an Adjusted operating profit margin of 23.5 per cent. Adjusted operating profit for the North America region in FY 2020 was £897 million, producing an Adjusted operating profit margin of 23.7 per cent. The year-on-year decrease in Adjusted operating profit margin of 0.2 percentage points reflected a number of factors, including investment in brands in the VMS and Pain Relief categories and inflationary pressures (such increased commodity prices, supply chain costs and payroll), partially offset by:

•	synergies resulting from the Pfizer Transaction;

•	continued lower levels of travel, meeting and other expenses due to the COVID-19 pandemic; and

•

net savings in advertising and promotion spend as a percentage of revenue, resulting from the continuation of cost containment measures in respect of the Digestive Health and Other and Respiratory Health categories and divested brands.

EMEA and LatAm

(a)    Revenue

The Group’s revenue attributable to EMEA and LatAm was £3,877 million and £4,059 million in FY 2021 and FY 2020, respectively.

In FY 2021, the Group’s revenue attributable to EMEA and LatAm decreased by 4.5 per cent. at AER, whilst revenue growth at CER was flat.

Organic revenue growth in EMEA and LatAm was 3.5 per cent. This was principally driven by growth across the Pain Relief and Digestive Health categories, combined with lower revenue growth in the Oral Health, VMS and Respiratory Health categories.

The decline in revenue at AER and flat growth in revenue at CER were largely a result of the full year revenue impact of divestments made during FY 2020, including Physiogel, Breathe Right, ThermaCare, Venoruton and Coldrex, partially offset by growth in a number of brands, including Sensodyne, parodontax, Voltaren, Panadol and Centrum. Revenue at AER was negatively impacted by adverse currency exchange movements of £183 million as Pounds Sterling strengthened, primarily against the Brazilian Real, Turkish Lira, Russian Ruble, Argentine Peso and South African Rand.

The EMEA and LatAm region delivered flat revenue at CER, which was attributable to several factors across the categories in which the Group operates:

•

Single digit per cent. revenue growth at CER in the Oral Health category was driven by an increase in revenue attributable to Sensodyne, parodontax, and, to a lesser extent, the Denture Care sub-category. Sensodyne revenue growth reflected price increases, as well as new product launches. Growth was partially offset by a decline in other brands in the Oral Health category.

•	Revenue growth at CER in the VMS category was flat. There were increases in Centrum and Calsource revenue, which were offset by declines in revenue of smaller brands, and the impact of divestments.

•

Mid-single digit per cent. revenue growth at CER in the Pain Relief category was primarily driven by growth in Panadol revenue, which reflected the strength of the brand and increased demand for paracetamol during the COVID-19 pandemic. Voltaren also benefited from strong revenue growth, which reflected price rises in key markets and a combination of innovation and promotional activity.

•

A mid-single digit per cent. revenue decline at CER in the Respiratory Health category was largely attributable to the full year revenue impact of divestments made in FY 2020, including Breathe Right and Coldrex. In addition, there was an exceptionally weak cold and flu season. However, revenue for the category recovered in the second half of the year (see “—Impact of COVID-19” above).

•

A high-single digit per cent. revenue decline at CER in Digestive Health and Other revenue was primarily as a result of the full year revenue impact of a number of divestments made during FY 2020, (including ThermaCare, Physiogel and Venoruton) and the impact of the divestment of brands in FY 2021 (including Transderm Scop and Baldriparan), in addition to a decrease in third party contract manufacturing sales related to previous divestments. This decline was partially offset by an increase in revenue attributable to smaller brands.

(b)    Adjusted operating profit

Adjusted operating profit for EMEA and LatAm in FY 2021 was £960 million, producing an Adjusted operating profit margin of 24.8 per cent. Adjusted operating profit for EMEA and LatAm in FY 2020 was £857 million, with an Adjusted operating profit margin of 21.1 per cent. The increase in Adjusted operating profit margin of 3.7 per cent. reflected the following factors:

•	the further benefit of synergies resulting from the Pfizer Transaction and tight cost control; and

•	a favourable product mix and net revenue management initiatives, together with manufacturing efficiencies.

The increase in Adjusted operating profit margin was partially offset by increased advertising and promotion spend to drive greater demand in a number of markets in the region.

APAC

(a)    Revenue

The Group’s revenue attributable to APAC in FY 2021 and FY 2020 was £2,143 million and £2,054 million, respectively. In FY 2021, the Group’s revenue attributable to APAC increased by 4.3 per cent. at AER, and 7.1 per cent. at CER.

Organic revenue growth in APAC was 9.1 per cent. in the period FY 2020 to FY 2021. This principally reflected growth across the Pain Relief and VMS categories, combined with lower revenue growth in the Oral Health, Digestive Health and Other and Respiratory Health categories.

Growth in revenue at AER and CER was primarily driven by growth in revenue attributable to the VMS, Oral Health and Pain Relief categories. Revenue growth at AER was affected by adverse foreign exchange movements of £56 million as Pound Sterling strengthened against the Japanese Yen, Indian Rupee, Philippine Peso and certain other currencies in the region.

Revenue growth at CER was attributable to several factors across the categories in which the Group operates:

•

A single digit per cent. revenue growth at CER in the Oral Health category was primarily due to growth in Sensodyne, driven by India, China and Japan, combined with revenue growth of parodontax, as well as growth in Denture Care, where reduced social occasions impacted demand.

•

In the VMS category, low mid-teens per cent. revenue growth at CER was primarily attributable to growth in Caltrate, and low twenties per cent. growth in Centrum, supported by campaigns focused on educating consumers about their immune systems.

•

In the Pain Relief category, low teens per cent. revenue growth at CER was principally a result of revenue growth at CER in Panadol, which benefited from increased demand associated with COVID-19 vaccination campaigns in South East Asia and Taiwan and Australia, and revenue growth at CER in Voltaren, driven by distribution expansion in China and Australia and new product launches in India. Fenbid sales in China were flat, due to the continuation of a temporary ban on the sale of fever medicine in parts of the country during the COVID-19 pandemic.

•

A low single digit per cent. revenue decline at CER in the Respiratory Health category was primarily due to the full year impact of the disposal of Breathe Right and a decline in Theraflu revenue, driven by low cold and flu incidence. Contac revenue was adversely impacted by the continuation of specific bans on the over-the-counter sale of cough and cold medicines in China.

•

A low single digit per cent. revenue decline at CER in the Digestive Health and Other category was largely driven by the full year revenue impact of the divestment of Physiogel in FY 2020 and the divestment of Acne Aid in FY 2021. This decline was partially offset by growth in ENO revenue, mainly as a result of growth in India.

(b)    Adjusted operating profit

Adjusted operating profit for the APAC region in FY 2021 was £461 million, producing an Adjusted operating profit margin of 21.5 per cent. Adjusted operating profit for the APAC region in FY 2020 was £377 million, producing an Adjusted operating profit margin of 18.4 per cent.

The increase in the Adjusted operating profit margin of 3.1 percentage points principally reflected synergies arising from the Pfizer Transaction, disciplined overhead cost control and other operational efficiencies within manufacturing.

This was partially offset by higher advertising and promotion investment as a percentage of revenue, reflecting the Group’s launch of targeted public campaigns (for example, to educate consumers about their immune systems), increased digital advertising to drive growth in Sensodyne and Voltaren, and increased freight costs resulting from the COVID-19 pandemic.

Regional performance for the financial year ended 31 December 2020 compared to 31 December 2019

North America

(a)    Revenue

The Group’s revenue attributable to North America in FY 2020 was £3,779 million. The Group’s revenue attributable to North America in FY 2019 (including the revenue of the Pfizer Contributed CH Business attributable to North America from 1 August 2019, when it was consolidated) was £2,880 million.

The Group’s revenue grew 31.2 per cent. at AER and 32.6 per cent. at CER.

Organic revenue growth in the North America region was 0.7 per cent. for the period FY 2019 to FY 2020. This principally reflected growth in organic revenue across the VMS, Pain Relief and Oral Health categories. This was partly offset by a decline in revenue in the Respiratory Health category, due to the impact of the exceptionally low cold and flu incidence, and in the Digestive Health and Other category, including in respect of the brand

Transderm Scop, which experienced revenue decline as a result of generic competition. Transderm Scop was subsequently disposed of during FY 2021. Furthermore, organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the seven months to 31 July 2020, during which these brands experienced a strong positive revenue impact from consumer stockpiling and increased consumption as a result of the COVID-19 pandemic. Accordingly, the overall growth of the North America region in the period FY 2019 to FY 2020 was reduced when measured on an organic basis.

Growth in revenue at AER and CER was primarily driven by the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Advil, Centrum and Emergen-C) in FY 2020, compared to five months in FY 2019, together with growth in revenue attributable to Sensodyne and Voltaren, partially offset by a decline in Excedrin revenue and a number of divestments, including the divestment of Breathe Right.

Revenue growth at AER was further offset by adverse currency exchange movements of £42 million as Pounds Sterling strengthened against the US Dollar.

The North America region delivered revenue growth at CER, which was attributable to a number of factors across the categories in which the Group operates:

•

High single digit per cent. revenue growth at CER in the Oral Health category was primarily driven by Sensodyne and parodontax, while revenue in respect of brands in the Denture Care sub-category of Oral Health and Biotène remained broadly stable. Growth in Sensodyne was reflective of the strength of the brand in the USA, as well as a number of launches, including Sensodyne Sensitivity and Gum and Sensodyne Pronamel Intensive Enamel Repair.

•

Significant triple digit per cent. revenue growth at CER in the VMS category was primarily attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Emergen-C and Centrum), together with a growing consumer trend towards self-management of health and wellbeing.

•

High double digit per cent. revenue growth at CER in the Pain Relief category was mainly driven by the Rx-to-OTC switch of Voltaren, together with the inclusion of the full year of revenue of Advil, which was acquired as part of the Pfizer Transaction. This was partially offset by temporary disruption to Excedrin supply.

•

In the Respiratory Health category, mid-teens per cent. revenue growth at CER was mainly attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Robitussin). Revenue in this category was however adversely impacted by the exceptionally low cold and flu incidence (see “—Impact of COVID-19” above).

•

Similarly, in Digestive Health and Other, mid-teens per cent. revenue growth at CER was primarily attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including ChapStick and Preparation H). Abreva revenue declined due to the launch of a number of private-label brands in the USA, as well as fewer consumer visits to stores following the implementation of lockdowns during the COVID-19 pandemic. ChapStick revenue was also negatively impacted by fewer consumer visits to stores during the COVID-19 pandemic.

(b)    Adjusted operating profit

Adjusted operating profit for the North America region in FY 2020 was £897 million, producing an Adjusted operating profit margin of 23.7 per cent. Adjusted operating profit for the North America region in FY 2019 (including the operating profit of the Pfizer Contributed CH Business attributable to North America from 1 August 2019, when it was consolidated) was £660 million, producing an Adjusted operating profit margin of 22.9 per cent.

The year-on-year change in Adjusted operating profit margin of 0.8 percentage points reflected a number of factors, including:

•	synergies resulting from the Pfizer Transaction, principally in relation to reductions in SG&A costs as a result of headcount reductions; and

•

net savings in advertising and promotion spend as a percentage of revenue, resulting from cost containment measures taken in respect of the Digestive Health and Other and Respiratory Health categories and divested brands, partially offset by investment in the VMS category and Advil and Voltaren in the Pain Relief category.

EMEA and LatAm

(a)	Revenue

The Group’s revenue attributable to EMEA and LatAm was £4,059 million in FY 2020. The Group’s revenue attributable to EMEA and LatAm in FY 2019 (including the revenue of the Pfizer Contributed CH Business attributable to EMEA and LatAm from 1 August 2019, when it was consolidated) was £3,898 million.

In FY 2020, the Group’s revenue attributable to EMEA and LatAm increased by 4.1 per cent. at AER, and 8.4 per cent. at CER. Organic revenue growth in EMEA and LatAm was 3.1 per cent. for the period FY 2019 to FY 2020.

Growth at AER and CER was primarily driven by the inclusion of the full year of revenue in FY 2020 of brands acquired as part of the Pfizer Transaction, compared to five months in FY 2019, together with growth in Sensodyne, parodontax and Panadol revenue, partially offset by declines in Fenistil and Otrivin revenue.

Revenue at AER was negatively impacted by adverse currency exchange movements of £166 million primarily due to Pounds Sterling strengthening against the Brazilian Real, Russian Ruble, Argentine Peso and South African Rand.

Organic revenue growth principally reflected double-digit per cent. growth in the VMS category, together with growth across the Pain Relief and Oral Health categories, partially offset by decline in organic revenue in the Respiratory Health and Digestive Health and Other categories.

The EMEA and LatAm region delivered revenue growth at CER, which reflected a number of factors across the categories in which the Group operates:

•	Mid-single digit per cent. revenue growth at CER in the Oral Health category was driven by an increase in revenue attributable to Sensodyne and parodontax.

•

Low triple digit per cent. revenue growth at CER in the VMS category was primarily attributable to the inclusion of the full year of revenue of brands acquired as part of the Pfizer Transaction (including Centrum), together with an increasing consumer trend towards self-management of health and wellbeing.

•

Low-teens per cent. revenue growth at CER in the Pain Relief category was primarily driven by Panadol, reflecting the strength of the brand and increased demand for paracetamol during the COVID-19 pandemic. Voltaren revenue remained broadly flat.

•

A mid-single digit per cent. revenue decline at CER in the Respiratory Health category was attributable to a reduction in respiratory illnesses such as cold and flu as a result of measures implemented in response to the COVID-19 pandemic. This negatively impacted Otrivin revenue. Theraflu remained broadly stable.

•

There was a mid-single digit per cent. revenue decline at CER in the Digestive Health and Other category, with a reduction in Fenistil and brands in the Smokers’ Health sub-category of Digestive Health and Other, largely stemming from the COVID-19 pandemic. This was partially offset by growth in ENO, driven by the Group’s growth strategy in Brazil and increased consumption in the Middle East and Africa.

(b)	Adjusted operating profit

Adjusted operating profit for EMEA and LatAm in FY 2020 was £857 million, producing an Adjusted operating profit margin of 21.1 per cent. Adjusted operating profit for EMEA and LatAm in FY 2019 (including the Adjusted operating profit of the Pfizer Contributed CH Business attributable to EMEA and LatAm from 1 August 2019, when it was consolidated) was £746 million, with an Adjusted operating profit margin of 19.1 per cent.

The increase in Adjusted operating profit margin of 2.0 percentage points reflected the following factors:

•	synergies resulting from the Pfizer Transaction, principally in relation to reductions in SG&A costs as a result of headcount reductions; and

•	disciplined resource allocation in advertising and promotion spend as a percentage of revenue and net revenue management initiatives.

APAC

(a)	Revenue

The Group’s revenue attributable to APAC in FY 2020 was £2,054 million. The Group’s revenue attributable to APAC in FY 2019 (including the revenue of the Pfizer Contributed CH Business attributable to APAC from 1 August 2019, when it was consolidated) was £1,702 million. The Group’s revenue attributable to APAC increased by 20.7 per cent. at AER and 21.8 per cent. at CER. Organic revenue growth in APAC was 5.7 per cent. in the period FY 2019 to FY 2020.

Growth in revenue at AER and CER was primarily driven by the inclusion of the full year of revenue of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, particularly in the VMS category, together with growth in revenue attributable to Sensodyne and Voltaren.

Revenue growth at AER was further affected by adverse foreign exchange movements of £19 million as Pounds Sterling strengthened against Japanese Yen, Taiwan Dollar and Philippine Peso and certain other currencies in the region.

Growth in organic revenue principally reflected strong, mid-thirties per cent. growth in the VMS category, together with low single digit per cent. revenue growth in the Pain Relief category and high single digit per cent. revenue growth in the Oral Health category, partially offset by a single digit per cent. revenue decline in the Digestive Health and Other categories and a double digit per cent. revenue decline in the Respiratory Health category. The latter reflected the historically weak cold and flu season and government restrictions in response to the COVID-19 pandemic.

Revenue growth at CER was attributable to a number of factors across the categories in which the Group operates:

•

High single digit per cent. revenue growth at CER in the Oral Health category was primarily driven by Sensodyne, while revenue in respect of brands in the Denture Care sub-category of Oral Health remained broadly stable. Sensodyne growth was principally driven in China, Japan, Australia and India.

•

Low triple digit per cent. revenue growth at CER in the VMS category was primarily attributable to the inclusion of the full year of revenue of brands acquired as part of the Pfizer Transaction (including Centrum), together with an increasing consumer trend towards self-management of health and wellbeing. Growth in Centrum was driven by China, the Philippines, Taiwan and Korea, where in FY

2020 the Group launched a public awareness campaign with the purpose of educating consumers about their immune systems. Caltrate revenue was also driven by increased penetration in the online and retail channels.

•

Mid-single digit per cent. revenue growth at CER in the Pain Relief category was driven by strong growth in Voltaren, supported by price increases, together with product launches in India, partially offset by a reduction in Fenbid sales in China as certain local authorities introduced temporary restrictions on the sale of cough and cold medicines during the COVID-19 pandemic.

•

A low double digit per cent. revenue decline at CER in the Digestive Health and Other category reflected a decline in Zentel and Physiogel, which was divested part way through FY20, partially offset by growth in Bactroban and ENO.

•

A low double digit per cent. revenue decline at CER in the Respiratory Health category was due to lower instances of respiratory illnesses as a result of the implementation of measures in response to the COVID-19 pandemic. Contac and Robitussin were also impacted by COVID-19 related temporary restrictions on the sale of cough and cold medicines in certain parts of China.

(b)	Adjusted operating profit

Adjusted operating profit for the APAC region in FY 2020 was £377 million, producing an Adjusted operating profit margin of 18.4 per cent. Adjusted operating profit for the APAC region in FY 2019 (including the Adjusted operating profit of the Pfizer Contributed CH Business attributable to APAC from 1 August 2019, when it was consolidated) was £311 million, producing an Adjusted operating profit margin of 18.3 per cent.

The increase in the Adjusted operating profit margin of 0.1 percentage points reflected synergies resulting from the Pfizer Transaction, principally in relation to reductions in SG&A costs as a result of headcount reductions and higher gross margin due to product mix, supply chain efficiencies and tight cost control. The increase was partially offset by greater advertising and promotion investment as a percent of revenue, reflecting targeted public campaigns launched by the Group to educate consumers about their immune systems, increased digital advertising to drive growth in Sensodyne and Voltaren, and increased advertising in relation to the launch of new products.

Adjusting Items

Adjusting Items for the financial year ended 31 December 2021 compared to the financial year ended 31 December 2020

Net amortisation and impairment of intangible assets charges (pre-tax) decreased to £16 million (£24 million, net of tax) in FY 2021 from £97 million (£78 million net of tax) in FY 2020. This reflected decreased impairment charges on indefinite and definite life brands, which reduced to £12 million in FY 2021 from £45 million in FY 2020, in addition to a smaller decrease in amortisation of definite life brands to £40 million in FY 2021 from £50 million in FY 2020, partially offset by an increase in the reversal of impairments of definite life brands to £36 million in FY 2021 from £18 million in FY 2020. In FY 2020, the impairment charge mainly included impairments of Zyrtec, capitalised costs for a discontinued oral care project and a discontinued pain relief device and the reversal of impairments related to Transderm Scop.

Restructuring costs (pre-tax) decreased to £195 million (£159 million net of tax) in FY 2021 from £411 million (£321 million net of tax) in FY 2020. This reflected the reduction in integration costs related to the Pfizer Transaction.

There were no Transaction-related costs FY 2021, compared to £91 million (£71 million net of tax) in FY 2020. This was due to completion of the fair value unwind on inventory acquired as part of the Pfizer Transaction that took place during FY 2019 and FY 2020.

Separation and Admission costs (pre-tax) increased to £278 million (£231 million net of tax) in FY 2021 from £66 million (£53 million net of tax) in FY 2020. These costs in FY 2021 mainly consisted of £257 million of costs in connection with Separation and £19 million of costs in connection with UK Admission and US Listing, which reflected an increase in operational separation activity, compared with £66 million of costs in connection with Separation in FY 2020. The £191 million year-on-year increase in Separation costs reflected an increase in operational separation activity ahead of Separation, UK Admission and US Listing.

Disposals and others (pre-tax) resulted in net expense of £45 million (£152 million net of tax) in FY 2021, compared to net income of £189 million (£120 million net of tax) in FY 2020. In FY 2021, permanent differences on disposals, acquisitions and transfers including tax credits relating to an uplift in the tax basis of certain brands transferred intragroup resulted in a reduction in the corporate tax charge of £164 million in the year.

Additionally, this included £60 million of historical adjustments, mainly relating to the write-off of expired tax indemnities, £14 million of loss on the disposal of Transderm Scop and Scopoderm and £16 million relating to a tax indemnity payment to Pfizer. These were partially offset by £42 million of profit on the disposal of a number of brands and other credits of £4 million.

Adjusting Items for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

Net amortisation and impairment of intangible assets charges (pre-tax) increased to £97 million (£78 million net of tax) in FY 2020 from £36 million (£31 million net of tax) in FY 2019. This primarily reflected increased impairment charges on indefinite and definite life brands, which grew to £45 million in FY 2020 from £19 million in FY 2019, in addition to an increase in amortisation of definite life brands to £50 million in FY 2020 from £27 million in FY 2019, partially offset by an increase in the reversal of impairments of definite life brands to £18 million in FY 2020 from £10 million in FY 2019. In FY 2020, the impairment charge mainly included impairments of Zyrtec, capitalised costs for a discontinued oral care project and a discontinued pain relief device and the reversal of impairments related to Transderm Scop. In FY 2019, the impairment charge included impairments of Savlon, Eurax and Abreva and the reversal of impairments related to Prevacid.

Restructuring costs (pre-tax) increased to £411 million (£321 million net of tax) in FY 2020 from £330 million (£271 million net of tax) in FY 2019, reflecting increased integration costs following the Pfizer Transaction, in addition to other restructuring and programme costs.

Transaction-related costs (pre-tax) decreased to £91 million (£71 million net of tax) in FY 2020 from £366 million (£285 million net of tax) in FY 2019. This was due to the fact that the majority of the fair value unwind on inventory acquired as part of the Pfizer Transaction took place during FY 2019.

Separation and Admission costs (pre-tax) of £66 million (£53 million net of tax) in FY 2020 relate to preparation for Separation, UK Admission and US Listing, which was commenced in FY 2020.

Disposals and others (pre-tax) resulted in net income of £189 million (£120 million net of tax) in FY 2020, compared to a net expense of £25 million (£4 million net of tax) in FY 2019, arising from the net profit from the disposal of a number of consumer healthcare brands.

Liquidity and Capital Resources

Overview

The principal source of the Group’s liquidity is cash generated from operations. The Group also has access to the debt capital markets through the Programme (as described below), as well as the Revolving Credit Facilities (as described below) and a number of local borrowing facilities in a variety of currencies and at floating rates in order to meet specific funding needs of certain subsidiaries in the Group. As at the date of this prospectus, certain notes have been issued under the Programme, an overview of the terms of which are set out under “—Capital Resources and Indebtedness—Bond issuances” below. The Group also expects to establish ‘Euro’ and US Dollar commercial paper programmes, pursuant to which subsidiaries of the Group may issue commercial paper from time to time. It is expected that Haleon will guarantee payment of amounts owing in respect of any commercial paper issued under such programmes.

The Group’s liquidity requirements primarily relate to servicing its ongoing debt obligations (including under the Programme, Old Notes and the Revolving Credit Facilities), its working capital requirements, funding its operating expenses and capital expenditures (including its investments in R&D and advertising and promotion activities), funding dividend payments, and implementing the Group’s growth strategies. In addition, £1,493,861,751 under the Term Loan Facility was drawn in order to fund the Pre-Demerger Dividend. £500 million of the Term Loan Facility was repaid in August 2022 and a further £250 million in September 2022 through a combination of operating cash flows and proceeds from commercial paper issuance. The Group has, in its opinion, sufficient working capital to meet its present requirements.

From completion of the Pfizer Transaction, liquidity management was governed by certain provisions of the shareholders’ agreement in relation to CH JVCo entered into on 31 July 2019 among GSKCHH, Pfizer, PFCHH, GSK and CH JVCo (the “Pfizer SHA”) (which terminated with effect from UK Admission), including in relation to borrowings, cash management and shareholder funding and dividend payments. In order to manage any shortfall between cash in hand and an agreed amount of readily available cash of £300 million, the Group entered into an uncommitted facility with a relationship bank, which was extended beyond the Separation in order to support the Group’s liquidity following the Demerger and has not been utilised. The Group manages liquidity risk through cash management and forecasting processes under which the Group reviews its cash balances and measures its actual performance against forecasts in order to manage liquidity risk. The Group also monitors its exposure to foreign exchange rates and adopts hedging when it deems appropriate.

The Group intends to continue to apply a disciplined approach to capital allocation, investing for growth whilst committing to a strong investment grade balance sheet. The Group’s first capital allocation priority will be focused on reinvestment to drive sustainable revenue growth and attractive returns. Second, the Group will pursue a dividend policy which will reflect the long-term earnings and cash flow potential of the Group, consistent with maintaining sufficient financial flexibility and meeting the Group’s capital allocation priorities (see “Business Overview—Dividend Policy”). Third, the Group intends to pursue selective “bolt-on” acquisitions where the opportunities are commercially compelling and consistent with its strategy.

Prior to Separation and as part of the Group’s existing banking arrangements, a significant proportion of the Group’s cash was on-lent to the GSK Group. As part of Separation, these arrangements ceased with cash generated by the Group remaining within the Group from the date of Separation. As of 30 June 2022, cash and cash equivalents (including those amounts on-lent to the GSK Group) were primarily comprised of US Dollar, Chinese Yuan, Euro and Pounds Sterling. Cash and cash equivalents included £55 million not available for general use due to restrictions applying in the subsidiaries where it is held, including exchange controls and taxes on repatriation.

Cash Flow

The table below summarises the principal components of the Group’s consolidated cash flows for the periods under review, which has been extracted from the Financial Statements.

£m	H1 2022	H1 2021	2021	2020	2019
Cash flow from operating activities
Profit after tax	544	520	1,439	1,181	687
Adjustments reconciling profit after tax to cash generated from operations	274	(134)	227	780	408

Cash generated from operations	818	386	1,666	1,961	1,095
Taxation paid	(138)	(152)	(310)	(554)	(309)

Net cash inflow from operating activities	680	234	1,356	1,407	786

Net cash (outflow)/inflow from investing activities	(8,587)	463	(33)	1,030	291

Net cash inflow/(outflow) from financing activities	8,546	(716)	(1,236)	(2,437)	(925)
Increase/(decrease) in cash and cash equivalents and bank overdrafts	639	(19)	87	—	152

Cash and cash equivalents and bank overdrafts at the beginning of the year	405	323	323	329	191
Exchange adjustments	22	(9)	(5)	(6)	(14)
Increase/(decrease) in cash and cash equivalents and bank overdrafts	639	(19)	87	—	152

Cash and cash equivalents and bank overdrafts at end of period	1,066	295	405	323	329

Net cash inflow from operating activities

In the six-month periods ended 30 June 2022 and 30 June 2021, net cash inflow from operating activities was £680 million and £234 million, respectively. The increase of £446 million was largely due to continued working capital improvements with improved payables offset by higher receivables from strong revenue growth and phasing of tax payments.

Net cash inflow from operating activities was £1,356 million and £1,407 million in FY 2021 and FY 2020, respectively. Net cash inflow from operating activities was £786 million in FY 2019.

The year-on-year decrease of £51 million from FY 2020 to FY 2021 was largely due to a decrease in cash generated from operations, which decreased by £295 million to £1,666 million in FY 2021 from £1,961 million in FY 2020, partially offset by a £244 million reduction in tax paid. The decrease in cash generated from operations was primarily attributable to a larger net outflow from working capital, as outlined below, partially offset by higher operating profits.

The year-on-year increase of £621 million from FY 2019 to FY 2020 was largely due to cash generated from operations, which increased by £866 million to £1,961 million in FY 2020 from £1,095 million in FY 2019, primarily attributable to the full year impact in FY 2020 of brands acquired as part of the Pfizer Transaction, as compared to five months in FY 2019. The increase was also due to strong underlying growth in each of EMEA and LatAm, North America and APAC. In addition, reductions in working capital had a positive impact on cash flow, as outlined below.

Working capital

The Group’s working capital movements comprise movements in trade and other receivables, inventory and trade and other payables.

The following table sets out changes in the Group’s working capital for the periods indicated:

	Financial Year
£m	H1 2022	H1 2021	2021	2020	2019
Decrease/(increase) in inventories	(153)	(82)	(17)	130	232
Decrease/(increase) in trade receivables	(92)	(9)	14	18	(57)
(Decrease)/increase in trade payables	144	(143)	41	140	(256)
Net change in other receivables and payables	(95)	(190)	(190)	(273)	(380)
Changes in working capital	(196)	(424)	(152)	15	(461)

Inventory

Inventory increased by £198 million to £1,149 million at 30 June 2022, from £951 million at 31 December 2021. This resulted in a negative cash flow of £134 million in the six-month period ended 30 June 2022. This impact on cash flow was principally driven by increases from lower stock levels at the year-end due to holiday period factory closures plus increase in brands that are recovering from supply constraints.

Inventory increased by £2 million to £951 million at 31 December 2021 from £949 million at 31 December 2020. This resulted in a negative cash flow of £17 million in FY 2021. This impact on cash flow was principally driven by inventory available in North America following increases in manufacturing output. Inventory was also affected by non-cash movements, including inventory transferred to assets held for sale and foreign exchange movements.

Inventory reduced by £262 million to £949 million at 31 December 2020 from £1,211 million at 31 December 2019. This resulted in a positive cash flow of £130 million in FY 2020. This impact on cash flow was driven by activities designed to optimise inventory levels across the supply chain, as well as the divestment of a number of brands and a reduction in inventories for brands that experienced higher demand driven by the COVID-19 pandemic. Inventory was also affected by non-cash movements, including fair value adjustments related to the Pfizer Transaction and exchange rate movements.

Trade receivables

Trade receivables increased by £193 million to £1,519 million at 30 June 2022 from £1,326 million at 31 December 2021, mainly due to £137 million of exchange fluctuations and higher sales in EMEA and LATAM partly offset by decrease in sales in North America. This resulted in a negative cash flow of £92 million in the six-month period ended 30 June 2022. Non-cash movements were related to foreign exchange fluctuation and expected credit loss allowance.

Trade receivables declined by £49 million to £1,348 million at 31 December 2020 from £1,397 million at 31 December 2019, driven by foreign exchange rate changes, customers of the Pfizer Contributed CH Business agreed to adopt the shorter payment settlement periods of the GSK Group in the USA and accelerated settlement in APAC. This resulted in a positive cash flow of £18 million in FY 2020. Cash movements included the positive impact of customers of the Pfizer Contributed CH Business adopting the lower payment settlement periods of the GSK Group in the USA, partially offset by higher receivables associated with increased sales in APAC. Trade receivables were also impacted by non-cash movements related to foreign exchange fluctuations.

Trade payables

Trade payables increased by £218 million to £1,599 million at 30 June 2022 from £1,381 million at 31 December 2021, driven by exchange fluctuation and inflationary increases in cost of materials partly offset by settlement of 2021 bonuses and cancellation of media activities in Russia. This resulted in a positive cash flow of £144 million in the six-month period ended 30 June 2022.

Trade payables increased by £29 million to £1,369 million at 31 December 2021 from £1,340 million at 31 December 2020. This was driven by higher marketing spend in the fourth quarter of 2021, partially offset by changes in exchange rates. This resulted in a positive cash flow impact of £41 million in FY 2021.

Trade payables increased by £139 million to £1,340 million at 31 December 2020 from £1,201 million at 31 December 2019. This was driven by higher marketing spend and capital expenditure in the second half of the year, together with payables balances acquired by the Group as part of the Pfizer Transaction after 31 July 2019. This resulted in a positive cash flow impact of £140 million in FY 2020.

Other receivables and payables

Other receivables declined by £1,500 million to £889 million at 30 June 2022 from £889 million at 31 December 2021. Other receivables primarily consist of prepayments and receivables with Pfizer, GSK and other third parties. Other payables decreased by £496 million to £1,950 million at 30 June 2022 from £2,446 million at 31 December 2021. Other payables primarily consist of customer return and rebate accruals, wage, salary and social security accruals, VAT and deferred income. The net change in other receivables and payables resulted in a negative cash outflow of £95 million.

Other receivables declined by £121 million to £889 million at 31 December 2021 from £1,010 million at 31 December 2020. Other receivables primarily consist of prepayments and receivables with Pfizer, GSK and other third parties. Other payables decreased by £295 million to £1,633 million at 31 December 2021 from £1,928 million at 31 December 2020. Other payables primarily consist of customer return and rebate accruals, wage, salary and social security accruals, VAT and deferred income. The net change in other receivables and payables resulted in a negative cash outflow of £190 million. This was primarily driven by an increase in balances receivable from GSK in relation to the Group’s right to receive profits of certain brands and businesses still legally owned by GSK and a decrease in operating balances payable to GSK in relation to certain payments made by GSK on behalf of the Group. Non-cash movements related to foreign exchange fluctuations.

Other receivables declined by £72 million to £1,010 million at 31 December 2020 from £1,082 million at 31 December 2019. Other receivables were the same as set out above. Other payables decreased by £291 million to £1,928 million at 31 December 2020 from £2,219 million at 31 December 2019.

Other payables were the same as set out above. The net change in other receivables and payables resulted in a negative cash outflow of £273 million, primarily driven by a decline in third party receivables related to the Pfizer Transaction. Non-cash movements related to foreign exchange fluctuations.

Net cash (outflow)/inflow from investing activities

Net cash (used in)/generated from investing activities was a £8,587 million outflow and a £463 million inflow in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. The increase of £9,050 million in net cash used in investing activities principally reflected cash raised from the issuance of the Pre-Separation Notes and on-lent to the equity shareholders in connection with the Separation (as described in “Business—The Demerger and Further Preparatory Steps—Pre-Separation Bond Issuances”) and decrease in amount invested in GSK finance companies as the Group has set up its own cash pooling arrangement. The net cash of

£8,587 million used in investing activities in the six-month period ended 30 June 2022 was primarily related to cash raised from the issuance of the Pre-Separation Notes and on-lent to the equity shareholders in connection with the Separation (as described in “Business—The Demerger and Further Preparatory Steps—Pre-Separation Bond Issuances”) and decrease in amount invested in GSK finance companies as the Group has set up its own cash pooling arrangement.

Net cash (used in)/generated from investing activities was a £33 million outflow and a £1,030 million inflow in FY 2021 and FY 2020, respectively. Net cash generated from investing activities was £291 million in FY 2019.

The year-on-year decrease of £1,063 million from FY 2020 to FY 2021 principally reflected a decrease in the proceeds from the sale of intangible assets and proceeds from the divestment programme. The net cash of £33 million used in investing activities in FY 2021 was primarily related to investment in property, plant and equipment and software.

The year-on-year increase of £739 million from FY 2019 to FY 2020 was principally driven by proceeds from the sale of intangible assets, which increased by £804 million to £924 million in FY 2020 from £120 million in FY 2019, reflecting the divestment of a number of smaller brands in the Group’s portfolio, including Breathe Right and Physiogel. Disposal of businesses increased to £221 million in FY 2020 due to the disposal of ThermaCare. (see “—Divestments” above).

Net cash (outflow)/inflow from financing activities

Net cash (used in)/generated from financing activities was a £8,546 million inflow and a £716 million outflow in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. The increase of £9,262 million in net cash generated from financing activities principally reflected proceeds from the issuance of the Pre-Separation Notes. The net cash of £8,546 million generated from investing activities in the six-month period ended 30 June 2022 was primarily related to proceeds from the issuance of the Pre-Separation Notes partially offset by dividends paid to the shareholders in connection with the Separation and non-controlling interests.

Net cash used in from financing activities decreased by £1,201 million to £1,236 million in FY 2021 from £2,437 million in FY 2020, reflecting decreased dividend payments. Dividends paid to shareholders decreased by £1,223 million to £1,148 million in FY 2021 from £2,371 million in FY 2020, which, to a large degree, reflects the decrease in proceeds from the sale of intangible assets and proceeds from the divestment programme. The quantum of dividend payments made during the period also reflected arrangements entered into as part of the Pfizer Transaction, terminated with effect from UK Admission.

Net cash used in from financing activities increased by £1,512 million to £2,437 million in FY 2020 from £925 million in FY 2019 due to increased dividend payments. Dividends paid to shareholders increased by £1,219 million to £2,371 million in FY 2020 from £1,152 million in FY 2019, which reflected the increased cash generation of the business following completion of the Pfizer Transaction. The quantum of dividend payments made during the period also reflected arrangements entered into as part of the Pfizer Transaction, terminated with effect from UK Admission. Whilst no capital contributions were made in FY 2020, in FY 2019 a capital contribution of £335 million was made into the Group relating to the completion of the Pfizer Transaction.

Free cash flow and free cash flow conversion

During the six-month periods ended 30 June 2022 and 30 June 2021, the Group delivered a total of £553 million and £189 million of free cash flow, respectively.

In the six-month period ended 30 June 2022, free cash flow increased by 193 per cent. (£364 million), compared to the six-month period ended 30 June 2021. The increase in free cash flow benefitted from strong operating results for the six-month period ended 30 June 2022, the phasing of tax payments due to repayments from prior years, continued working capital management with improved payables offset by higher receivables from strong revenue growth, as well as disciplined capital spend management, and was partially offset by annual distributions to non-controlling interests of £47 million and lower proceeds from the sale of intangible assets.

During the last three fiscal years, the Group delivered a total of £3.8 billion free cash flow, driven by proceeds from divestments, a sharp focus on working capital discipline and stable capital investment of approximately 3 per cent. of revenue per annum, partially offset by spend in relation to Restructuring costs and Separation and Admission costs.

			Financial Year
	H1 2022	H1 2021	2021	2020	2019
Net cash inflows from operating activities (£m)[1]	680	234	1,356	1,407	786
Free cash flow (£m)	553	189	1,173	1,988	681
Free cash flow conversion (%)	102	36	82	168	99

1.	Included as the nearest IFRS measure to the non-IFRS measures presented in the table above.

Free cash flow in FY 2021 was £1,173 million, with a free cash flow conversion rate of 82 per cent. Free cash flow in FY 2020 was £1,988 million, with a free cash flow conversion of 168 per cent. Free cash flow in FY 2019 was £681 million, with a free cash flow conversion of 99 per cent.

Free cash flow decreased by 41.0 per cent. (£815 million) from FY 2020 to FY 2021. The decrease in free cash flow was primarily attributable to a decline in the proceeds from sale of intangible assets, proceeds from the divestment programme and the decrease in net cash inflow from operating activities. These factors were partially offset by a decrease in the purchase of intangible assets.

Free cash flow increased by 191.9 per cent. (£1,307 million) from FY 2019 to FY 2020. The increase in free cash flow was primarily attributable to the impact of proceeds received from the disposal of a number of brands (see “—Net cash (outflow)/inflow from investing activities” above) of £924 million (FY 2019: £120 million). The increase in free cash flow was also attributable to the inclusion of the full year of operating cash flows in FY 2020 of brands acquired as part of the Pfizer Transaction and strong performance in the Group’s VMS, Pain Relief and Oral Health categories, together with synergy savings and cost control. These factors were partially offset by increased capital expenditure (see “—Capital Expenditure” below).

Net debt

During the periods under review, the Group’s principal source of liquidity was cash generated from operations. The Group did not have any long-term debt, excluding lease liabilities, in its capital structure. In the period following completion of the Pfizer Transaction, excess cash was distributed to GSKCHH and PFCHH by way of dividends in accordance with the terms of the Pfizer SHA, which terminated with effect from UK Admission. Cash and cash equivalents retained on the balance sheet following the payment of these dividends was primarily used by the Group for working capital purposes, funding operating expenses and capital expenditures, and implementing the Group’s growth strategies. As at 31 December 2021, the Group’s net debt consisted of lease liabilities, short-term bank borrowings and derivative financial liabilities, more than offset by cash and cash equivalents and liquid investments and derivative financial assets.

In preparation for Separation, the UK Issuer, GSK Consumer Healthcare Capital NL B.V. (together with the UK Issuer, the “EMTN Issuers”) and the US Issuer each issued notes, the net proceeds of which have been made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of certain upstream loans to wholly-owned subsidiaries of GSK and Pfizer (see “—Capital Resources and Indebtedness” below).

As at 30 June 2022, the Group’s net debt was £8,836m, compared to a net cash position of £246 million as of 31 December 2021, which mainly includes the amounts raised as part of the pre-funding commitment for the Demerger. On 13 July 2022, the Group drew down £1,493 million under the Term Loan Facility to complete the financing required for payment of the pre-separation dividends resulting in a net-debt at Separation of £10,707 million.

As at 31 December 2021, the Group had £991 million of outstanding gross indebtedness,86 comprising £79 million of short-term borrowings, £87 million of long-term borrowings and £825 million of loan amounts owing to related parties. As at 30 June 2022, the Group had £10,253 million of outstanding gross indebtedness,87 comprising £332 million of short-term borrowings, £9,918 million of long-term borrowings and £3 million of loan amounts owing to related parties.

As at 18 July 2022, £1,493,861,751 was drawn under the Term Loan Facility to fund the pre-separation dividend. £500 million of the Term Loan Facility was repaid in August 2022 and a further £250 million in September 2022 through a combination of operating cash flows and proceeds from commercial paper issuance.

Additionally, the Notes Proceeds Loans were repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited on 13 July 2022.

Capital Resources and Indebtedness

See “Capitalisation” for details relating the Group’s capitalisation and indebtedness as at the dates indicated therein. Further details of the capital resources of the Group are set out in the summaries below.

Bond issuances

As part of the preparation for Separation, on 16 March 2022, the EMTN Issuers established the Programme pursuant to which the EMTN Issuers may issue notes from time to time. As at the date of this prospectus, the EMTN Issuers have issued the notes described under “Pre-Separation Programme Notes” below under the Programme.

In addition, on 24 March 2022, the US Issuer and the UK Issuer issued the Old Notes (see “—The Old Notes” below).

The payment of all amounts owing in respect of: (i) notes issued under the Programme (including the notes in issuance as at the date of this prospectus, as described under “—Pre-Separation Programme Notes” below); and (ii) the Old Notes is, as at the date of this prospectus, guaranteed by Haleon. Following completion of the GSK Share Exchange, the guarantee provided by GSK ceased to be effective and a guarantee provided by Haleon came into full force and effect.

Pre-Separation Programme Notes

A list of the Pre-Separation Programme Notes as at the date of this prospectus and an overview of the terms applicable to such notes are set out below:

•

£300,000,000 2.875 per cent. notes due 29 October 2028 (the “2.875 per cent. Notes”): the 2.875 per cent. Notes were issued by the UK Issuer and bear interest at a rate of 2.875 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 2.875 per cent. Notes will be redeemed by the UK Issuer on 29 October 2028.

[86]	Indebtedness excludes loan amounts receivable from related parties of £1,508 million as at 31 December 2021 where there is no right to offset.
[87]	Indebtedness excludes loan amounts receivable from related parties of £9,211 million as at 30 June 2022 where there is no right to offset.

•

£400,000,000 3.375 per cent. notes due 29 March 2038 (the “3.375 per cent. Notes”): the 3.375 per cent. Notes were issued by the UK Issuer and bear interest at a rate of 3.375 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 3.375 per cent. Notes will be redeemed by the UK Issuer on 29 March 2038.

•

€850,000,000 1.250 per cent. notes due 29 March 2026 (the “1.250 per cent. Notes”): the 1.250 per cent. Notes were issued by GSK Consumer Healthcare Capital NL B.V. and bear interest at a rate of 1.250 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and

•

€750,000,000 1.750 per cent. notes due 29 March 2030 (the “1.750 per cent. Notes”): the 1.750 per cent. Notes were issued by GSK Consumer Healthcare Capital NL B.V. and bear interest at a rate of 1.750 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 1.750 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital NL B.V. on 29 March 2030.

•

€750,000,000 2.125 per cent. notes due 29 March 2034 (the “2.125 per cent. Notes”): the 2.125 per cent. Notes were issued by GSK Consumer Healthcare Capital NL B.V. and bear interest at a rate of 2.125 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 2.125 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital NL B.V. on 29 March 2034.

Each series of Pre-Separation Programme Notes additionally contains a limited negative pledge and customary events of default (including cross-acceleration provisions). The occurrence of any event of default under the Pre-Separation Programme Notes would permit, amongst other things, the acceleration of the relevant series of Pre-Separation Programme Notes in accordance with the terms and conditions of the Pre-Separation Programme Notes.

Each series of Pre-Separation Programme Notes can be redeemed prior to maturity at the option of the relevant issuer in accordance with the terms and conditions of the Programme. In addition to other customary call features, each series of Pre-Separation Programme Notes includes a make-whole call option, which permits the relevant issuer to redeem the relevant notes on not less than 15 nor more than 60 days’ notice at any time, subject to payment of the sum of the present values of the remaining scheduled payments of principal and interest through to maturity (subject to a customary discount calculated using an applicable bond reference rate plus an agreed margin).

Old Notes

The Old Callable Fixed Rate Notes were issued by the US Issuer and bear interest at a rate of 3.024 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 3.024 per cent. Unless previously redeemed or purchased and cancelled the Old Callable Fixed Rate Notes will be redeemed by the US Issuer on 24 March 2024.

The Old Callable Floating Rate Notes were issued by the US Issuer and bear interest at a floating rate, payable quarterly in arrear. Unless previously redeemed or purchased and cancelled the Old Callable Floating Rate Notes will be redeemed by the US Issuer on 24 March 2024.

The Old 2027 Fixed Rate Notes were issued by the US Issuer and bear interest at a rate of 3.375 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the Old 2027 Fixed Rate Notes will be redeemed by the US Issuer on 24 March 2027.

The Old 2029 Fixed Rate Notes were issued by the US Issuer and bear interest at a rate of 3.375 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the Old 2029 Fixed Rate Notes will be redeemed by the US Issuer on 24 March 2029.

The Old 2032 Fixed Rate Notes were issued by the US Issuer and bear interest at a rate of 3.625 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the Old 2032 Fixed Rate Notes will be redeemed by the US Issuer on 24 March 2032.

The Old 2052 Fixed Rate Notes were issued by the US Issuer and bear interest at a rate of 4.000 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the Old 2052 Fixed Rate Notes will be redeemed by the US Issuer on 24 March 2052.

The Old 2025 Fixed Rate Notes were issued by the UK Issuer and bear interest at a rate of 3.125 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the Old 2025 Fixed Rate Notes will be redeemed by the UK Issuer on 24 March 2025.

The Old Notes additionally contain a limited negative pledge and customary events of default (including cross-acceleration provisions). The occurrence of any event of default under the Old Notes would permit, amongst other things, the acceleration of the relevant series of the Old Notes in accordance with the terms and conditions of the Old Notes.

Each series of the Old Notes can be redeemed prior to maturity at the option of the relevant issuer in accordance with the terms and conditions of the Old Notes.

The Old Callable Fixed Rate Notes, the Old 2027 Fixed Rate Notes, the Old 2029 Fixed Rate Notes, the Old 2032 Fixed Rate Notes and the Old 2052 Fixed Rate Notes include a make-whole call option, which permits the US Issuer to redeem the relevant series of notes on not less than 15 nor more than 60 days’ notice at any time prior to the applicable par call date set out in the terms and conditions of the Old Notes (the “Par Call Date”), subject to payment of the greater of (i) 100 per cent. of the principal amount of the relevant notes to be redeemed on that redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the relevant series of the notes matured on the applicable Par Call Date (subject to a customary discount calculated using an applicable bond reference rate plus an agreed margin), plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after the applicable Par Call Date, the US Issuer may redeem the relevant series of notes at a redemption price equal to 100 per cent. of the principal amount of the applicable series of notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

The Old 2025 Fixed Rate Notes include a make-whole call option, which permits the UK Issuer to redeem the notes on not less than 15 nor more than 60 days’ notice at any time, subject to payment of the greater of (i) 100 per cent. of the principal amount of the notes to be redeemed on that redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (subject to a customary discount calculated using an applicable bond reference rate plus an agreed margin), plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

The Old Callable Floating Rate Notes include a par call option, which permits the US Issuer to redeem the Old Callable Floating Rate Notes, in whole or in part, at its option at any time and from time to time on or after 24 March 2023 at a redemption price equal to 100 per cent. of the principal amount of the Old Callable Floating Rate Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. Notwithstanding the foregoing, instalments of interest on the Old Callable Floating Rate Notes to be redeemed that are due and payable on an Old Callable Floating Rate Notes interest payment date falling on or prior to a redemption date will be payable on the Old Callable Floating Rate Notes interest payment date to the registered holders as of the close of business on the relevant regular record date according to the Old Callable Floating Rate Notes and the Indenture, as applicable.

The holders of the Old Notes also have registration rights in relation to the notes as further described in “Material Contracts—Pre-Separation Financing Agreements.”

Note Proceeds Loans

The net proceeds of the Pre-Separation Programme Notes and the Old Notes have been made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of the Notes Proceeds Loans pursuant to the Notes Proceeds Loan Agreements. As such:

•

on 24 March 2022, GlaxoSmithKline Consumer Healthcare Finance Limited made a loan of £4,465,197,183.55 to GlaxoSmithKline Finance plc and a loan of £2,101,269,262.85 to Pfizer Service Company Ireland Unlimited Company; and

•

on 29 March 2022, GlaxoSmithKline Consumer Healthcare Finance Limited made a loan of £1,798,139,950.68 to GlaxoSmithKline Finance plc and a loan of £846,183,506.20 to Pfizer Service Company Ireland Unlimited Company.

The Note Proceeds Loan Agreements provide for interest on the Note Proceeds Loans at a rate of 1.365 per cent. per annum, payable semi-annually in arrear. The Note Proceeds Loan Agreements require the relevant borrower to make limited representations and covenants and contain limited events of default (including cross-acceleration provisions) and (subject as provided below) prepayment events. The occurrence of any event of default under either Note Proceeds Loan Agreement would permit GlaxoSmithKline Consumer Healthcare Finance Limited to, amongst other things, accelerate the relevant Note Proceeds Loan.

The purpose of the Notes Proceeds Loans was to make the net proceeds of the Pre-Separation Programme Notes and the Old Notes available to the GSK Group and the Pfizer Group in advance of the date on which they would receive those proceeds as part of the Pre-Demerger Dividend. Accordingly, as required by the terms of the Notes Proceeds Loan Agreements, among other things, the Notes Proceeds Loans were repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited on 13 July 2022. Following repayment of the Notes Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited were made available to CH JVCo in order to fund a portion of the Pre-Demerger Dividend.

Revolving Credit Facilities

On 18 February 2022, CH JVCo entered into syndicated revolving credit facilities (the “Revolving Credit Facilities” and loans extended thereunder the “RCF Loans”). The commitments under the Revolving Credit Facilities are provided by (i) Banco Bilbao Vizcaya Argentaria, S.A., London Branch; (ii) Banco Santander, S.A., London Branch; (iii) Bank of America, N.A.; (iv) Bank of America, N.A., London Branch; (v) Barclays Bank PLC; (vi) BNP Paribas, London Branch; (vii) Citibank, N.A.; (viii) Citibank, N.A., London Branch; (ix) Deutsche Bank AG, London Branch; (x) Deutsche Bank AG New York Branch; (xi) Goldman Sachs Bank USA; (xii) HSBC Bank plc; (xiii) ING Bank N.V., London Branch; (xiv) JPMorgan Chase Bank, N.A.; (xv) JPMorgan Chase Bank, N.A., London Branch; (xvi) Lloyds Bank plc; (xvii) Mizuho Bank, Ltd.; (xviii) Morgan Stanley Bank N.A.; (xix) Royal Bank of Canada; and (xx) Standard Chartered Bank (Hong Kong) Limited.

The initial borrower under each of the Revolving Credit Facilities was CH JVCo but, following completion of the GSK Share Exchange and in accordance with the terms of the Revolving Credit Facilities, Haleon acceded to the Revolving Credit Facilities and replaced CH JVCo as borrower under the Revolving Credit Facilities (the borrower under the Revolving Credit Facilities from time-to-time, the “RCF Borrower”). Following its accession as borrower under the Revolving Credit Facilities, Haleon guarantees the obligations of any other member of the Group that accedes to the Revolving Credit Facilities as an additional borrower.

The Revolving Credit Facilities provide the RCF Borrower with access to:

•	a multicurrency facility denominated in Pounds Sterling, with a commitment of £1,000,000,000 and an initial maturity date of 24 September 2025 (the “GBP Facility”); and

•

a US Dollar facility, incorporating a swingline facility (the “Swingline Facility”), with an aggregate commitment of $1,400,000,000 and an initial maturity date of 24 September 2023 (the “USD Facility”).

As at 31 August 2022, each of the GBP Facility and the USD Facility is undrawn.

With certain exceptions, RCF Loans bear interest at a rate equal to the aggregate of: (i) the applicable risk free rate (which for loans drawn in sterling is the Bank of England’s SONIA) and for loans drawn in US dollars is the New York Federal Reserves Secured Overnight Financing Rate (“SOFR”)) and (ii) a margin determined in accordance with the terms of the Revolving Credit Facilities, which is dependent on the corporate rating assigned to Haleon.

The proceeds of each RCF Loan are available for the general corporate purposes of the Group and such specific purposes as may be determined by the RCF Borrower. The Swingline Facility is available for financing or refinancing the payment of (or in respect of) any indebtedness or other obligations of the Group (including commercial paper, but excluding any other drawing from the Swingline Facility).

The Revolving Credit Facilities require the RCF Borrower to make certain customary representations and warranties at various times throughout the term of the Revolving Credit Facilities. In addition, the terms of the Revolving Credit Facilities contain customary restrictions on the operations of the RCF Borrower and the Group. These include customary positive and negative covenants, including a negative pledge and, with effect from the GSK Share Exchange, restrictions on disposals. The Revolving Credit Facilities do not contain any financial covenants, but the RCF Borrower is required to comply with certain information covenants, including the delivery of financial information.

The Revolving Credit Facilities contain customary events of default, including cross-acceleration provisions. The occurrence of any event of default under the Revolving Credit Facilities at a time when any RCF Loans are outstanding would permit, amongst other things, the acceleration of all RCF Loans.

Term Loan Facility

On 18 February 2022, CH JVCo entered into a term loan facility with a total commitment of £1,500,000,000 (the “Term Loan Facility”) provided by (i) Bank of America, N.A., London Branch; (ii) Banco Santander, S.A., London Branch; (iii) Barclays Bank PLC; (iv) BNP Paribas Fortis SA/NV; (v) BNP Paribas; (vi) Citibank, N.A., London Branch; (vii) Deutsche Bank AG, London Branch; (viii) Goldman Sachs Bank USA; (ix) HSBC Bank plc; (x) JPMorgan Chase Bank, N.A., London Branch; (xi) Mizuho Bank, Ltd.; (xii) Morgan Stanley Bank N.A.; and (xiii) Standard Chartered Bank (Hong Kong) Limited. The payment of amounts owing in respect of the Term Loan Facility are, as at the date of this prospectus, not guaranteed. Following completion of the GSK Share Exchange, Haleon acceded to the Term Loan Facility as a guarantor of the Term Loan Facility in accordance with the terms of the Term Loan Facility.

The Term Loan Facility is denominated in Pounds Sterling and permits a single term loan to be borrowed. As at 18 July 2022, there was an outstanding principal balance of £1,493,861,751 under the Term Loan Facility. £500 million of the Term Loan Facility was repaid in August 2022 and a further £250 million in September 2022 through a combination of operating cash flows and proceeds from commercial paper issuance.

Any loan drawn under the Term Loan Facility will bear interest at a rate equal to the aggregate of: (i) the applicable risk free rate (being the Bank of England’s SONIA; and (ii) a margin determined in accordance with the terms of the Term Loan Facility, which is dependent on the corporate rating assigned to Haleon.

The Term Loan Facility is made available on customary ‘certain funds’ terms and the proceeds of any utilisation under the Term Loan Facility are available for use, directly or indirectly, towards the payment of the

Pre-Demerger Dividend. The Term Loan Facility has a maturity date falling 36 months after the date on which it was entered into.

The Term Loan Facility requires CH JVCo and, from the point at which it accedes to the Term Loan Facility, Haleon to make certain customary representations and warranties at various times throughout the term of the Term Loan Facility. In addition, the Term Loan Facility contains customary restrictions on the operations of CH JVCo, the Group and, from the point at which it accedes to the Term Loan Facility, Haleon. These include customary positive and negative covenants, including a negative pledge and, with effect from the GSK Share Exchange, restrictions on disposals. The Term Loan Facility does not contain any financial covenants, but CH JVCo and, from the point at which it acceded to the Term Loan Facility, Haleon are required to comply with certain information covenants, including the delivery of financial information.

The Term Loan Facility contains customary events of default, including cross-acceleration provisions. The occurrence of any event of default under the Term Loan Facility at a time when any amount is outstanding under the Term Loan Facility would permit, amongst other things, the acceleration of such amounts.

Commercial Paper Programmes

The Group has established a £2,000 million‘Euro’ and a $10,000 million US Dollar commercial paper programme pursuant to which members of the Group may issue commercial paper from time to time. Haleon will guarantee payment of amounts owing in respect of any commercial paper issued under such programmes.

Capital Expenditure

During the periods under review, the Group’s capital expenditure primarily related to property, plant and equipment, including a number of projects as part of restructuring the Group’s business, and the purchase of intangible assets, largely related to computer software.

The table below summarises the Group’s capital expenditure for the periods under review.

			Financial Year
£m	H1 2022	H1 2021	2021	2020	2019
Purchase of property, plant and equipment	78	89	228	222	190
Purchase of intangible assets	14	35	70	96	53

Total capital expenditure	92	124	298	318	243

Total capital expenditure

The Group’s capital expenditure was £92 million and £124 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively. The Group’s capital expenditure was £298 million and £318 million in FY 2021 and FY 2020, respectively. The Group’s capital expenditure was £243 million in FY 2019.

The period-on-period decrease in capital expenditure from 30 June 2021 to 30 June 2022 reflected a reduction in the purchase of intangible assets and the purchase of property, plant and equipment and intangible assets. The year-on-year decrease in capital expenditure from FY 2020 to FY 2021 reflected a reduction in the purchase of intangible assets, partially offset by a small increase in the purchase of property, plant and equipment.

The year-on-year increase in capital expenditure from FY 2019 to FY 2020 was largely driven by investments in supply chain and technology as part of restructuring the business, as well as the full year impact of the Pfizer Contributed CH Business in FY 2020.

Net Capital Expenditure

Net capital expenditure of £88 million in the six-month period ended 30 June 2022 included £92 million related to the purchase of property, plant and equipment and software offset partially by proceeds from the sale and disposal of property, plant and equipment and software and intangible assets of £4 million. Net capital expenditure of £45 million in the six-month period ended 30 June 2021 included £124 million related to the purchase of property, plant and equipment and software offset partially by proceeds from the sale and disposal of property, plant and equipment and software and intangible assets of £79 million.

Property, plant and equipment

Purchase of property, plant and equipment was £78 million and £89 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively, and £228 million, £222 million and £190 million in FY 2021, FY 2020 and FY 2019, respectively. Spend in FY 2019 and FY 2020 was predominantly driven by large scale integration projects following the completion of the Pfizer transaction. Since 2021 the investment profile switched to focus on business as usual projects and investment (including continuous improvement to property, plant and equipment and the renewal of site infrastructure).

The year-on-year increase of £6 million from FY 2020 to FY 2021 reflected expenditure on a large number of small projects across various sites, including in relation to site closures, technology systems integration and optimisation of supply chain.

The year-on-year increase of £32 million from FY 2019 to FY 2020 was primarily driven by the increase in large projects across various sites as part of the restructuring of the Group’s business in FY 2020, including in relation to site closures, technology systems integration and optimisation of supply chain. In FY 2019, the purchase of property, plant and equipment was primarily attributable to a number of large projects, including in relation to site closures and rationalisation and optimisation of supply chain.

Intangible assets

The Group’s purchase of intangible assets (which largely related to computer software) was £14 million and £35 million in the six-month periods ended 30 June 2022 and 30 June 2021, respectively, and £70 million, £96 million and £53 million in FY 2021, FY 2020 and FY 2019, respectively.

In period-on-period decrease from 30 June 2021 to 30 June 2022 was drive by change in accounting policy following an IFRIC update on Software as a Service (SaaS) arrangements.The year-on-year decrease of £26 million from FY 2020 to FY 2021 was driven by decreased expenditure on the integration of the Pfizer Contributed CH Business into the Group. The increase of £43 million from FY 2019 to FY 2020 was driven by increased expenses following the integration of the Pfizer Contributed CH Business into the Group. Across all three years, spend included integrating production sites and commercial entities, upgrading the system infrastructure in production sites and general software for the Group.

Risk disclosures

For a description of the Group’s management of liquidity, market, foreign exchange, wholesale and retail credit, credit and treasury-related risk, see Note 33 of the Financial Statements beginning on page F-61.

Accounting policies

The accounting policies of the Group are set out in Notes 1 and 2 of the Financial Statements beginning on page F-12. The judgements made in applying accounting policies are set out in Note 3 of the Financial Statements beginning on page F-20.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

The Directors and Senior Management as of the date of this prospectus are set out below.

Directors

The Directors and their principal functions within Haleon, together with a brief description of their management experience and expertise and principal business activities outside Haleon, are set out below. The business address of each of the Directors (in such capacity) is c/o Haleon plc, Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom.

Name	Position	Age
Dave Lewis	Non-Executive Chair	57
Brian McNamara	Chief Executive Officer	56
Tobias Hestler	Chief Financial Officer	50
Manvinder Singh (Vindi) Banga	Senior Independent Non-Executive Director	67
Marie-Anne Aymerich	Non-Executive Director	56
Tracy Clarke	Non-Executive Director	55
Dame Vivienne Cox	Non-Executive Director	63
Asmita Dubey	Non-Executive Director	48
Deirdre Mahlan	Non-Executive Director	59
Bryan Supran	Non-Executive Director (Pfizer nominee)	51
John Young	Non-Executive Director (Pfizer nominee)	58

Dave Lewis

Dave Lewis was appointed Non-Executive Chair Designate of Haleon on 1 January 2022. Dave Lewis served as Group Chief Executive Officer of Tesco plc, a multinational grocery and general merchandise retailer, from 2014 until September 2020. Prior to joining Tesco, he served in a variety of management positions with Unilever plc, a global consumer products company, from 1987 to 2014, including a variety of leadership roles in Europe, Asia and the Americas, including as President, Personal Care from 2011 to 2014; President, Americas from 2010 to 2011; and Chair, United Kingdom and Ireland from 2007 to 2010. Dave has served on the PepsiCo Inc. board since November 2020 and as Chair of Xlinks since September 2021. He was appointed to serve as Co-Chair of the UK government’s Supply Chain Advisory Group in October 2021. He previously served on the Sky plc board from 2012 to 2016. Dave also serves on the boards of several non-profit and charitable organisations, including as Chair of World Wildlife Fund – UK and as a trustee of Leverhulme Trust, a UK charitable foundation. He was also Chair of Champions 12.3, a UN programme seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and Co-Chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the United Kingdom. In recognition of his contribution to business and the food industry in the United Kingdom, Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year’s Honours List.

Brian McNamara

Brian was appointed Chief Executive Officer of Haleon on Demerger, having been Chief Executive Officer designate from July 2021 and Chief Executive Officer of the consumer healthcare division since 2016, where he focused on shaping a strategy for growth that puts purpose at its heart. He leads approximately 23,000 people across more than 100 countries, who are working every day to deliver better everyday health with humanity.

Prior to joining GSK, initially as Head of Europe and the Americas in 2015, Brian spent over a decade at Novartis in senior leadership roles in the OTC division. He began his career at Procter & Gamble, where over a

16-year tenure, he gained extensive experience in product supply, brand marketing, and customer leadership. Brian is a board member of the Consumer Goods Forum. He has previously served as a board member and Chairman of the Global Self Care Federation and was an active member of the board of trustees for Treloar’s—a trust providing support and independence education for young people with physical disabilities.

Tobias Hestler

Tobias was appointed Chief Financial Officer of Haleon on Demerger, having been Chief Financial Officer designate from December 2021 and Chief Financial Officer of the consumer healthcare division since 2017.

Prior to joining GSK, Tobias was the Chief Financial Officer at Sandoz—Novartis’ generics division. In 2010, he was named Chief Financial Officer for the former Novartis consumer health division, a position that evolved into Tobias’ role as Chief Financial Officer for the Novartis OTC division. Earlier in his career he held both local and global finance leadership roles at Novartis in the USA, Germany and Switzerland, for example as Global Head of Finance for the animal health business, Global Controller for Sandoz and Chief Financial Officer for Hexal.

Manvinder Singh (Vindi) Banga

Before joining the Haleon Board, Vindi was Senior Independent Director at GSK and joined the GSK Board in September 2015. Additionally, he has been Chairman of UK Government Investments Limited (UKGI) since September 2021.

Prior to joining GSK, Vindi spent 33 years at Unilever plc in various roles, his last role was President of the Global Foods, Home and Personal Care businesses, and a member of the Unilever Executive Board. Vindi sat on the Prime Minister of India’s Council of Trade & Industry from 2004 to 2014 and was on the Board of Governors of the Indian Institute of Management (IIM), Ahmedabad.

Prior non-executive roles include Non-Executive Director of the Confederation of British Industry (CBI) and Thomson Reuters Corp, Chairman of the Supervisory Board of Mauser Group, Chairman of Kalle GmbH, Senior Independent Director of Marks & Spencer Group plc, and Chair, Exec Committee, Diversey Inc. Vindi also holds a number of external appointments, for example as Partner at Clayton Dubilier & Rice, Non-Executive Director at The Economist Newspaper Limited, Member of Hakluyt International Advisory Board, Board Member of the International Chamber of Commerce UK, Member of the Governing Board of the Indian School of Business, Hyderabad and Chair of the Board of Trustees at Marie Curie.

Marie-Anne Aymerich

Marie-Anne Aymerich has led a successful 30 plus year career in the consumer and luxury sectors, growing businesses and shaping brands through innovation and creativity. Most recently, Marie-Anne was Executive Vice President of the worldwide Oral Care category at Unilever, where she developed new brands including Zendium and Regenerate. Prior to that, Marie-Anne was General Manager of the Dior Perfume and Beauty business at LVMH where she was responsible for strategy, equity, innovation, advertising, and digital. Before joining LVMH, Marie-Anne was Marketing Director of the Home and Personal Care business at Unilever. In addition to her executive career, Marie-Anne has been a Non-Executive Director of Pierre Fabre since 2019.

Tracy Clarke

Tracy is currently Non-Executive Director and Chair of Remuneration at TP ICAP plc, Starling Bank and the All England Netball Association. She is also Chair of a start-up called SchoolOnline and Advisor and Non-Executive Director at Acin Ltd.

Tracy has extensive experience in international banking and financial services and in commercial and leadership roles having held a range of senior executive positions over 30 years at Standard Chartered Bank, where her last role was Private Bank CEO and Regional CEO, Europe & Americas. During her time at Standard Chartered she served as a director of Standard Chartered Bank UK, a Non-Executive Director of Standard Chartered First Bank in Korea, director of Zodia Holdings Limited and Zodia Custody Ltd. She also chaired the Supervisory Board of Standard Chartered Bank AG and Standard Chartered Yatirim Bankasi Turk A.S.

Prior non-executive roles include Chair of the Remuneration Committees of Sky plc and Eaga plc and Non-Executive Director and Remuneration Committee member of Inmarsat plc. Tracy has also served on the boards of the China Britain Business Council and TheCityUK.

Dame Vivienne Cox

Prior to joining the Haleon Board, Vivienne was an independent Non-Executive Director at GSK, a role she had held since July 2016, Vivienne had also been Workforce Engagement Director at GSK since January 2019.

Prior to joining GSK Vivienne worked at BP plc for 28 years, in Britain and Continental Europe in various posts, including Executive Vice President and Chief Executive of BP’s gas, power and renewable business and its alternative energy unit. Vivienne was previously a Non-Executive Director of BG Group plc and Rio Tinto plc, the Senior Independent Director of Pearson plc, Chairman of the Supervisory Board of Vallourec and the Lead Independent Director at the UK Government’s Department for International Development.

Vivienne holds a number of external appointments, including Chair of Victrex plc, Non-Executive Director of Stena AB, Vice President of the Energy Institute, Advisory Board Member of Montrose Associates and Chair of the Rosalind Franklin Institute.

Asmita Dubey

Asmita Dubey has 25 years of experience working in consumer businesses. She has worked at L’Oréal since 2013 and is currently Chief Digital and Marketing Officer and a member of the L’Oréal Executive Committee. Asmita brings extensive expertise of marketing in the digital age and is leading L’Oréal on a digital transformation journey to evolve the marketing models, adopt new data-driven solutions, and accelerate emerging business models for the largest beauty company in the world. Asmita also brings strong experience working in China where she strengthened L’Oréal’s digital footprint in the region, built L’Oréal’s first joint-business partnerships with Alibaba and Tencent and established a broader start-up ecosystem. In addition to her executive career, Asmita served on GSK’s Digital Advisory Board for two years.

Deirdre Mahlan

Deirdre is Chair of the Audit Committee at Experian plc, Non-Executive Director at Kimberly-Clark Corporation and Chair of the Audit Committee of The Duckhorn Portfolio, Inc.

Deirdre has deep finance and consumer product experience and is a qualified accountant. She has held a number of senior finance and general management roles over her 27 year career at Diageo, including President of Diageo North America, Chief Financial Officer, Deputy Chief Financial Officer, Head of Tax and treasury at Diageo plc, Senior Vice President, Chief Financial Officer at Diageo North America, and Vice President of Finance at Diageo Guinness USA. She has also held various senior finance roles in Joseph Seagram and Sons, Inc. and PwC.

Bryan Supran

Bryan’s career as a leading corporate and transactional attorney spans more than 25 years, including 17 years at Pfizer and Wyeth. Since 2015, Bryan has served as Senior Vice President & Deputy General Counsel of Pfizer, a

role that includes counselling management and the Board of Directors on strategic initiatives and business development transactions, such as Pfizer’s COVID-19 vaccine collaboration with BioNTech, successful split-off of its animal health business as Zoetis, and joint venture with GSK to create a premier global consumer healthcare business that has become Haleon. Bryan’s role also has included leadership of Pfizer’s intellectual property and international legal teams, as well as legal support for Pfizer’s R&D and manufacturing organizations. Previously, Bryan practiced law at Ropes & Gray LLP in Boston and New York, where he helped establish the firm’s life sciences practice.

John Young

John has had an extensive career at Pfizer over 34 years and is currently Senior Adviser to the CEO of Pfizer. In his previous role as Chief Business Officer he played an important role in cultivating the collaborations that led to the successful development and delivery of the Pfizer-BioNTech COVID-19 vaccine. John has led many large-scale transformations, including the closing of the joint venture with GSK to create a premier global consumer healthcare business in 2019. John has extensive healthcare, commercial and international experience.

Senior Management

In addition to the Directors, the current members of the senior executive team with responsibility for day-to-day management of the Group’s business are set out below. The business address of each member of the Senior Management (in such capacity) is c/o Haleon plc, Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom.

Name	Position	Age
Dana Bolden	Chief Corporate Affairs Officer	55
Keith Choy	President, Asia Pacific	55
Bart Derde	Chief Supply Chain Officer	53
Amy Landucci	Chief Digital and Technology Officer	48
Filippo Lanzi	President, EMEA and LatAm	49
Jooyong Lee	Head of Strategy and Office of the CEO	46
Teri Lyng	Head of Transformation and Sustainability	60
Mairéad Nayager	Chief Human Resources Officer	47
Lisa Paley	President, North America	56
Franck Riot	Chief R&D Officer	56
Tamara Rogers	Chief Marketing Officer	53
Bjarne P Tellmann	General Counsel	55

The management experience and expertise of the Senior Management is set out below.

Dana Bolden

Dana was appointed Chief Corporate Affairs Officer of Haleon on Demerger. He joined GSK consumer healthcare as Head of Corporate Affairs in January 2021. He is responsible for corporate communications, government affairs and responsible business engagement.

Previously, Dana was Chief Communications Officer at Corteva Agriscience and prior to this, he worked for The Coca-Cola Company, having started his career at global PR consultancy, Cohn and Wolfe.

Dana is accredited by the Public Relations Society of America and is an active member of the Arthur W. Page Society, the world’s leading professional association for senior public relations and corporate communications executives and educators.

Keith Choy

Keith was appointed President, Asia Pacific on Demerger, having been Region Head of Asia Pacific for GSK consumer healthcare in 2019.

Before joining GSK, Keith was the President for international markets of Pfizer’s consumer healthcare business. He previously served as the Regional President of APAC for Pfizer consumer healthcare and before that as China General Manager, where he oversaw significant sales growth in the China OTC category. Across his 28 years of commercial experience in the consumer-packaged goods and healthcare industries, Keith has also held various roles of sales, brand marketing, and general management in Wyeth, Gillette and Joyco (acquired by Wrigley Company). He was awarded the Internationalist of the Year for 2017.

Bart Derde

Bart was appointed Chief Supply Chain Officer, having been Head of Quality and Supply Chain for GSK consumer healthcare since 2018.

Prior to joining GSK, Bart spent 14 years at Reckitt where he was Head of Quality, Safety Sustainability and Compliance as well as Head of Global Operations for Reckitt Health and held various other roles in the global health supply chain.

Prior to joining Reckitt, Bart worked at Unilever for over a decade in a number of roles across manufacturing, procurement, planning and strategic projects in the UK and the Netherlands.

Amy Landucci

Amy was appointed Chief Digital and Technology Officer on Demerger, having started in this role at GSK consumer healthcare in 2021.

Prior to joining GSK in 2017, as Chief Information Officer for consumer healthcare, Amy spent over a decade at Novartis, where she was most recently the Global Head of Digital Medicines. She was responsible for defining and delivering the “beyond the pill” strategy and solutions to accelerate Novartis’ entrance into digital medicines. Prior to this role, Amy was Chief Information Officer for the Novartis OTC division.

Amy previously served on the board of directors for Healthy Women, the leading independent, non-profit health information source for women in the USA with a mission to educate and empower women to make informed health choices for themselves and their families.

Filippo Lanzi

Filippo was appointed President, EMEA and LatAm on Demerger, having previously served as Head of EMEA and LatAm since 2021 and EMEA Lead from 2019 to 2021.

Having joined GSK consumer healthcare in 2012, he previously served in various roles across Central, Eastern and Southern Europe before leading the APAC business.

Prior to that role, he was the Operating Unit Head in Italy and Greece for Novartis’ OTC business. Previously, Filippo spent five years at Johnson & Johnson, managing the diabetes division in Italy and then as Head of Mediterranean Cluster for the Ethicon/Endo franchise. Before Johnson & Johnson, he spent a decade with Nestlé, holding various roles across marketing, sales and finance.

Jooyong Lee

Jooyong Lee was appointed Head of Strategy and Office of the Chief Executive Officer of Haleon on Demerger, having started in this role at GSK consumer healthcare in March 2019.

Previously at Diageo, Jooyong oversaw market strategy across all global markets with particular focus on emerging markets across Asia, Africa and Latin America, and drove key corporate strategic initiatives to unlock new sources of growth. Prior to this role, Jooyong was Vice President of Strategy for InterContinental Hotels Group overseeing the Asia, Middle East and Africa growth strategy, based in Singapore.

Jooyong is a former management consultant with McKinsey & Company, having started her career at Procter & Gamble.

Teri Lyng

Teri was appointed Head of Transformation and Sustainability of Haleon on Demerger, having started in this role at GSK consumer healthcare in 2019, and has been responsible for the development and execution of the ESG strategy, as well as the integration of the joint venture with Pfizer’s consumer healthcare business and the preparation and operational readiness of the formal separation from GSK.

Previously, Teri led the quality function for GSK consumer healthcare and before that held similar roles in the OTC division at Novartis and the consumer health divisions of both Wyeth and Merck.

Mairéad Nayager

Mairéad was appointed Chief Human Resources Officer of Haleon on Demerger, having started in this role at GSK consumer healthcare in March 2022, and has been responsible for developing global talent capabilities pre- and post-formal separation from GSK.

Previously, Mairéad was Chief Human Resources Officer at Diageo for over seven years, having already held a number of HR executive roles across a number of Diageo’s regional businesses over the previous decade. At Diageo she played a pivotal role in successfully leading the business through multiple business transformations, developing and delivering a dynamic performance culture and spearheading Diageo’s plans to help create a more inclusive world.

Prior to joining Diageo, Mairéad spent three years at the Irish Business and Employers’ Confederation where she represented companies across various sectors in industrial relations.

Lisa Paley

Lisa was appointed President, North America on Demerger. Lisa has led the North America region for GSK consumer healthcare since 2021, having previously been General Manager, USA and Puerto Rico.

She joined GSK in 2019 from Pfizer’s consumer healthcare business, where she had been President of North America, responsible for the US, Puerto Rico and Canadian markets. In her decade at Pfizer, Lisa had senior roles in sales strategy; was General Manager of Puerto Rico & Caribbean; and was the US Chief Customer Officer and leader of Global E-Commerce.

Previously, Lisa worked at Johnson & Johnson as a Vice President in US Sales and also spent 18 years with the Pfizer consumer healthcare business where she held positions of increasing responsibility in sales, customer development, sales strategy, operations, category management & insights and general management.

She is a former Certified Public Accountant and worked for Deloitte.

Lisa is a board member of several US industry association boards including CHPA Executive Committee, NACDS Retail Advisory Board, and the WE Board.

Franck Riot

Franck was appointed Chief R&D Officer of Haleon on Demeger, having been Head of Global R&D for GSK consumer healthcare since 2019. Previously, Franck was Vice President of Research and Innovation at Danone for the essential dairy and plant-based world-wide business unit from 2017 to 2019.

Franck began his career as an R&D engineer in the beauty and personal care sector, then spent 14 years at Danone, with progressively larger R&D roles in Europe. He left Danone for six years to run the global R&D organisation for IGLO (owned by private equity firm Permira), which was sold to Nomad Foods. Franck was part of the Nomad Foods team that then took the company public in 2015, after which he returned to Danone to run research and innovation for the newly created essential diary and plant-based world-wide business unit after the acquisition of the world leading plant-based food company WhiteWave in 2017.

Tamara Rogers

Tamara was appointed Chief Marketing Officer of Haleon on Demerger. She started in this role at GSK consumer healthcare in 2019, having previously served as Region Head for EMEA.

Prior to joining GSK, Tamara spent 25 years at Unilever, having joined as a Management Trainee in the UK. She held significant leadership positions such as EVP Region Head Personal Care for Unilever North America and prior to that, EVP Global Deodorants Category.

Tamara has nearly 30 years of experience in FMCG with numerous commercial roles across marketing, advertising, customer development and general management, in local, regional and global capacities. Her experience includes the development of business growth strategies, strategic portfolio management, innovation development, brand building, design, customer development and trade marketing. Her responsibilities have also included media, consumer business insights & analytics, marketing and digital commerce capability.

Tamara is a board member of the Global Self-Care Federation, which exists to create a healthier world through better self-care.

Bjarne P Tellmann

Bjarne was appointed General Counsel of Haleon on Demerger, having started in this role at GSK consumer healthcare in 2020.

Prior to his role at GSK, Bjarne was Chief Legal Officer, General Counsel and member of the executive team at Pearson, where he led the company’s legal, compliance, and company secretary functions. He previously worked in numerous locations across Europe, Asia and the USA in senior executive capacities with Coca-Cola, most recently as Associate General Counsel of The Coca-Cola Company. He has also held positions at Kimberly-Clark, and the law firms of Sullivan & Cromwell LLP and White & Case LLP.

Bjarne serves as a Non-Executive Director on the board and audit committee of Mowi ASA, the world’s leading seafood company and the largest producer of Atlantic salmon. He previously sat on the boards of Coca-Cola West Co., Ltd., Coca-Cola Erfrischungsgetränke AG and Hire an Esquire, Inc.

Directorships and Partnerships Outside the Group

The details of those companies and partnerships outside the Group of which the Directors and members of the Senior Management are currently directors or partners, or have been directors or partners at any time during the five years prior to the date of this prospectus, are as follows:

Name	Current directorships and partnerships	Previous directorships and partnerships
Directors
Dave Lewis	Xlinks	PepsiCo Inc. World Wildlife Fund – UK A Bird’s Eye View Tesco plc
Brian McNamara	Consumer Goods Forum	GlaxoSmithKline Consumer Healthcare Holdings Limited Global Self-Care Federation Treloar Trust
Tobias Hestler	—	GlaxoSmithKline Consumer Healthcare Holdings Limited Hexal AG
Marie-Anne Aymerich	Pierre Fabre Group Respire Ventures Academy of St Martin in the Fields	—
Manvinder Singh (Vindi) Banga	UK Government Investments
(UKGI) International Chamber of Commerce UK
The Economist Newspaper
Limited
GSK plc
Kedaara Capital I Limited
Kedaara Capital Investment
Managers Ltd
Kedaara Holdings Ltd
	Clayton Dubilier & Rice LLP	Kalle GmbH Mauser Group Parksons Packaging Limited High Ridge Brands* Thomson Reuters Foundation Marks and Spencer Group plc
Tracy Clarke	Acin Ltd Starling Bank Limited School Reviewer Limited TP ICAP plc All England Netball Association	Standard Chartered AG Standard Chartered Yatirim Bankasi Turk A.S Zodia Holdings Limited Zodia Custody Ltd TheCityUK Inmarsat plc Sky plc
Dame Vivienne Cox	GSK plc Victrex plc Venterra Group plc Said Business School Stena AB The Rosalind Franklin Institute African Leadership Institute Montrose Associates	Vallourec SA Pearson plc UK Government’s Department for International Development (DFID)
Asmita Dubey	—	—
Deirdre Mahlan	Experian plc Kimberly-Clark Corporation The Duckhorn Portfolio, Inc.	The Distilled Spirits Council
Bryan Supran**	Anacor Arena Pharmaceuticals, Inc. Array BioPharma Inc. GenTrac, Inc. GI Europe, Inc. GI Japan, Inc. Hospira, Inc. InnoPharma, Inc. Parkedale Pharmaceuticals, Inc.	Upjohn Inc. Medivation LLC JMI-Daniels Pharmaceuticals, Inc. Purepac Pharmaceutical Holdings LLC Antioch Merger Sub, Inc. Arlington Acquisition Sub, Inc. Excaliard Pharmaceuticals, Inc.

Name	Current directorships and partnerships	Previous directorships and partnerships
John Young	Johnson Controls International (JCI) Imbria Pharmaceuticals Arvinas, Inc.	Biotechnology Innovation Organization European Federation of Pharmaceutical Industries and Associations

*

Along with other Clayton, Dubilier & Rice (“CD&R,” a private equity firm) personnel, Vindi Banga was a director of High Ridge Brands Co., a portfolio company of CD&R affiliated funds, in the USA. The company filed for bankruptcy under Chapter 11 in December 2019, a matter of public record, upon which Vindi Banga and the other CD&R personnel ceased to be directors of the company upon confirmation of the plan.

**

Each entity outside of the Group of which Bryan Supran is currently a director or partner, or has been a director or partner at any time during the five years prior to the date of this prospectus, is a subsidiary or former subsidiary of Pfizer.

Name	Current directorships and partnerships	Previous directorships and partnerships
Senior Management
Dana Bolden	Washington & Lee University	—
Keith Choy	—	—
Bart Derde	—	—
Amy Landucci	—	—
Filippo Lanzi	—	—
Jooyong Lee	—	—
Teri Lyng	—	—
Maire´ad Nayager	—	—
Lisa Paley	—	—
Franck Riot	—	—
Tamara Rogers	—	—
Bjarne Philip Tellmann	Mowi ASA	Hire an Esquire Inc.

Save as set out above, none of the Directors or members of the Senior Management has any business interests, or performs any activities, outside the Group which are significant with respect to the Group.

Service Agreements

Executive Directors

The Executive Directors have service agreements, entered into on: (i) 9 May 2022 by Brian McNamara; and (ii) 10 May 2022 by Tobias Hestler, each in anticipation of UK Admission, with GlaxoSmithKline Consumer Healthcare Overseas Limited. The terms outlined in the Executive Directors’ service agreements and their related offer letters took effect upon the date of the Demerger.

The key terms of their appointments are as follows:

General terms

Name	Position	Commencement of employment	Notice period
Brian McNamara	Chief Executive Officer	1 September 2004	12 months
Tobias Hestler	Chief Financial Officer	1 October 2017	12 months

The Executive Directors are each entitled to a remuneration package comprising annual basic salary (which is to be reviewed, though not necessarily increased, annually), participation in discretionary performance-related annual bonus and long-term incentives under such bonus and incentive scheme(s) as the Group operates from time to time (including any all-employee share plans established by the Group), the option of pension contributions or a fixed cash allowance in lieu of pension contributions, and participation in the Group’s benefit plans, including (but not limited to) membership of any private healthcare scheme operated by the Group (including eligibility for the Executive Director’s spouse or partner and eligible dependent children), life assurance/death in service benefit and membership of a Group Income Protection plan. The Executive Directors also benefit from the indemnity provided by Haleon in the form provided to all Directors. Further details are set out in “Compensation—Remuneration policy” below).

In addition to the eight normal public holidays observed in England, the Executive Directors are entitled to 28 working days of paid holiday in each complete holiday year.

Termination Provisions

Under the service agreements, either party may terminate the relevant agreement on 12 months’ written notice. GlaxoSmithKline Consumer Healthcare Overseas Limited in its discretion is entitled to terminate each Executive Director’s service agreement at any time by making a payment (or phased payments) in lieu of the basic salary only that would otherwise have been payable during all (or the remaining part of) the notice period. The Executive Directors can be placed on garden leave for all or part of their notice period.

In addition, GlaxoSmithKline Consumer Healthcare Overseas Limited may terminate each service agreement without notice or payment in lieu of notice in certain circumstances, including where an Executive Director is guilty of (i) wilfully neglecting his duties, or (ii) committing any serious or persistent breach of his service agreement or gross misconduct.

If GlaxoSmithKline Consumer Healthcare Overseas Limited terminates the CFO’s employment at a time when the CFO is in receipt of payments under a Group Income Protection plan, GlaxoSmithKline Consumer Healthcare Overseas Limited will use reasonable endeavours to request consent from the applicable insurer to continue those payments to the CFO following such termination.

Each Executive Director is subject to a confidentiality undertaking which is unlimited in time and remains in effect both during (including any period of garden leave), and following the termination of, his employment under his service agreement.

In addition, each Executive Director is subject to (i) a non-compete post-termination restrictive covenant for a period of 6 months, relating to working for or setting up a business which competes with GlaxoSmithKline Consumer Healthcare Overseas Limited or any company associated with it; (ii) a post-termination restrictive covenant for a period of 6 months, restricting his shareholding in a business which competes with GlaxoSmithKline Consumer Healthcare Overseas Limited or any company associated with it; (iii) a non-dealing post-termination restrictive covenant for a period of 12 months, relating to dealing with customers and prospective customers of GlaxoSmithKline Consumer Healthcare Overseas Limited or any company associated with it; (iv) a non-solicitation post-termination restrictive covenant for a period of 12 months, relating to soliciting customers, prospective customers and certain key people in relation to GlaxoSmithKline Consumer Healthcare Overseas Limited or any company associated with it; (v) a post-termination restrictive covenant for a period of 12 months, in relation to interfering with suppliers to GlaxoSmithKline Consumer Healthcare Overseas Limited or any company associated with it; and (vi) a post-termination restrictive covenant which runs for an unlimited amount of time, in relation to holding himself out to be connected with, or making derogatory comments about, GlaxoSmithKline Consumer Healthcare Overseas Limited or any company associated with it.

The relevant time period in the case of each post-termination restrictive covenant runs from the termination of his employment or, if earlier, the commencement of any period of garden leave.

Non-Executive Directors

As of the date of this prospectus, Haleon has nine Non-Executive Directors: the Chair and six independent Non-Executive Directors and two Non-Executive Directors nominated by Pfizer. The Non-Executive Directors (excluding the Chair) were each appointed by a letter of appointment effective from UK Admission. The Chair was appointed as Chair Designate on 17 December 2021 and as a Non-Executive Director on 23 May 2022; his appointment as Chair took effect on UK Admission. The key terms of these appointments are as follows:

General terms

Name	Position	Notice period
Dave Lewis	Non-Executive Chair	Three months
Manvinder Singh (Vindi) Banga	Senior Independent Non-Executive Director	Three months
Marie-Anne Aymerich	Non-Executive Director	Three months
Tracy Clarke	Non-Executive Director	Three months
Dame Vivienne Cox	Non-Executive Director	Three months
Asmita Dubey	Non-Executive Director	Three months
Deirdre Mahlan	Non-Executive Director	Three months
Bryan Supran	Non-Executive Director	Three months
John Young	Non-Executive Director	Three months

The Chair is entitled to receive a fee of £700,000 per annum. The base fee for each other Non-Executive Director is £95,000 per annum. Additional fees will be payable as follows: £50,000 per annum for the Senior Independent Director, £30,000 per annum for the Workforce Engagement Director; £40,000 per annum for chairing the Audit & Risk Committee; and £40,000 per annum for chairing the Remuneration Committee. The fees for each Non-Executive Director (including the Chair) are to be reviewed annually (but with no obligation to increase them). In addition, each Non-Executive Director (including the Chair) is entitled to be reimbursed for reasonable and properly documented expenses necessarily incurred in the proper performance of their duties. They are not eligible to participate in any pension or share scheme operated by the Group or to receive any bonus. Each Non-Executive Director (including the Chair) has the benefit of: (i) a personal accident insurance policy maintained by Haleon; (ii) directors’ and officers’ liability insurance maintained by Haleon; and (iii) the indemnity provided by Haleon in the form provided to all Directors.

Each Non-Executive Director (including the Chair) is subject to confidentiality undertakings without limitation in time (subject, in the case of the Pfizer-nominated directors, to the provisions of the Pfizer Relationship Agreement (see “Material Contracts—Pfizer Relationship Agreement”) and a non-compete restrictive covenant for the duration of their appointment.

Termination Provisions

In the case of each Non-Executive Director (including the Chair), either party may terminate the appointment on three months’ written notice. Each Non-Executive Director’s (including the Chair’s) appointment terminates automatically in certain circumstances, including where (i) their office as a Director is vacated or (ii) they fail to be elected or re-elected at any annual general meeting. Their appointment may also be terminated by Haleon with immediate effect in certain circumstances, including where they: (i) are convicted of an arrestable criminal offence (other than a road traffic offence for which a non-custodial penalty is imposed) or otherwise engage in conduct which brings or is likely to bring themselves or Haleon into disrepute; or (ii) commit any serious or repeated breach of their duties to Haleon. Their appointment may also be terminated at any time by Haleon in accordance with the Articles of Association or the Companies Act or, in the case of the Pfizer-nominated directors, in accordance with the Pfizer Relationship Agreement (see “Material Contracts—Pfizer Relationship Agreement”).

The Board and Corporate Governance

The Board

From UK Admission, the UK Corporate Governance Code has applied to the Group and the Group complies, and intends to continue to comply, with the UK Corporate Governance Code.

Board and Committee independence

The UK Corporate Governance Code recommends that at least half the board of directors of a UK listed company (excluding the chair) should comprise ‘independent’ non-executive directors, being individuals determined by the Board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the directors’ judgement. It also recommends that a UK listed company should establish remuneration and audit committees of independent non-executive directors, each comprising at least three members, as well as a nomination committee, the majority of members of which should be independent non-executive directors.

The Board comprises eleven members: two executive Directors and nine non-executive Directors. The Board considers Dave Lewis, Manvinder Singh (Vindi) Banga, Tracy Clarke, Dame Vivienne Cox, Deirdre Mahlan, Asmita Dubey and Marie-Anne Aymerich to be independent for the purposes of the UK Corporate Governance Code. The Board does not consider Bryan Supran and John Young to be independent as they are representatives of Pfizer, a significant shareholder. The Board is responsible for leading and controlling the Group and has overall authority for the management and conduct of the Group’s business and its strategy and development.

Senior Independent Non-Executive Director

The UK Corporate Governance Code also recommends that the board of directors of a UK listed company should appoint one of its independent non-executive directors to be the senior independent non-executive director. The senior independent non-executive director should provide a sounding board for the chair and serve as an intermediary for the other directors and shareholders. He or she should be available to shareholders if they have concerns that the normal channels of chair, chief executive officer or other executive directors have failed to resolve or for which such channel of communication is inappropriate. Manvinder Singh (Vindi) Banga has been appointed as Haleon’s Senior Independent Non-Executive Director.

Workforce Engagement Director

The UK Corporate Governance Code requires that the Board understands the views of Haleon’s other key stakeholders, including its workforce. To facilitate effective engagement with Haleon’s workforce, the UK Corporate Governance Code recommends that a listed company adopt one or a combination of: (a) a director appointed from the workforce; (b) a formal workforce advisory panel; or (c) a designated non-executive director. Dame Vivienne Cox has been appointed as Haleon’s dedicated non-executive workforce engagement director.

Re-election

The UK Corporate Governance Code recommends that all directors of UK listed companies should be subject to annual re-election. The Directors therefore intend to put themselves up for election at Haleon’s next annual general meeting (expected to be held in the second quarter of 2023). It is also intended that the Directors will continue to put themselves up for annual re-election voluntarily at each further annual general meeting of Haleon. In addition, prior to recommending their re-election to Haleon Shareholders, the Board intends to carry out an annual re-assessment of the ongoing independence of each of the non-executive Directors and to make an appropriate statement disclosing their status in Haleon’s annual report.

Board committees

The Board has established a number of committees, whose terms of reference are documented formally and updated as necessary. If the need should arise, the Board may set up additional committees as appropriate.

Audit & Risk Committee

The Audit & Risk Committee of Haleon (the “Audit & Risk Committee”) is chaired by Deirdre Mahlan (the Audit & Risk Committee’s financial expert) and its other members are Manvinder Singh (Vindi) Banga, Tracy Clarke and Dame Vivienne Cox. The Audit & Risk Committee will meet at least four times a year, and otherwise as the Audit & Risk Committee’s role and responsibilities require. The external auditors or a member of the Audit & Risk Committee may also request a meeting if they consider that one is necessary.

The Audit & Risk Committee’s terms of reference state that the Audit & Risk Committee must comprise a minimum of three members all of which must be independent non-executive directors of Haleon.

Appointments to the Audit & Risk Committee will be made by the Board, on recommendation by the Nominations & Governance Committee (as defined below). The chair of the Board (the “Chair”), from time to time, is not eligible to be a member. At least one member of the Audit & Risk Committee shall have recent and relevant financial experience and the committee as a whole will be financially literate and have competence relevant to the sector in which Haleon operates. At least annually the Board shall consider whether to designate one or more of the Audit & Risk Committee as “Audit Committee financial experts” in accordance with US federal securities laws and regulations.

The responsibilities of the Audit & Risk Committee include but are not limited to: (i) receiving and reviewing reports from Haleon’s external auditors, monitoring their effectiveness and independence and making recommendations to the Board in respect of their remuneration, appointment and dismissal; (ii) monitoring and reviewing internal audit activities, reports and findings; (iii) reviewing the financial statements of Haleon; and (iv) reviewing, on behalf of the Board, the effectiveness of the Group’s system of internal financial controls and internal control systems.

The Chief Financial Officer, General Counsel, Group Financial Controller, Head of Audit & Assurance, Chief Compliance Officer, and a representative of the external auditors shall be invited to attend meetings on a regular basis, although the Audit & Risk Committee may meet without any executives of Haleon being present. The Chair, Chief Executive Officer and others may be invited to attend for all or part of any meeting, as and when appropriate. The Audit & Risk Committee will also meet separately at least once a year with the Group’s external auditors, the Head of Audit & Assurance and the Chief Compliance Officer without the executive directors and other management present.

The Audit & Risk Committee will prepare a report describing the work of the Audit & Risk Committee to be included in Haleon’s annual report. Among other matters, the report will include an explanation of how auditor objectivity and independence is safeguarded where the external auditor provides non-audit services. The chair of the Audit & Risk Committee will be available at annual general meetings of Haleon to make a statement on the Audit & Risk Committee’s activities and to respond to questions from Haleon Shareholders on matters within the Audit & Risk Committee’s area of responsibility.

Remuneration Committee

The Remuneration Committee of Haleon (the “Remuneration Committee”) is chaired by Tracy Clarke, and its other members are Manvinder Singh (Vindi) Banga, Dame Vivienne Cox and Deirdre Mahlan. The Remuneration Committee will meet at least four times a year, and otherwise as the Remuneration Committee’s role and responsibilities require. A member of the Remuneration Committee may also request a meeting if they consider that one is necessary.

The Remuneration Committee’s terms of reference state that the Remuneration Committee must comprise at least three independent non-executive directors. Appointments to the Remuneration Committee will be made by the Board, on recommendation by the Nominations & Governance Committee in consultation with the chair of the Remuneration Committee.

The chair of the Remuneration Committee is appointed by the Board. In accordance with the UK Corporate Governance Code, the chair should have served on a remuneration committee for at least 12 months. On UK Admission, Tracy Clarke will satisfy this provision of the UK Corporate Governance Code, having served as Chair of the Remuneration Committees of Sky plc and Eaga plc and as a member of the Remuneration Committee of Inmarsat plc.

The responsibilities of the Remuneration Committee include but are not limited to determining the policy for Directors’ remuneration and within this setting remuneration packages for the Chair, executive directors, senior management and the company secretary and such other executives as required, in accordance with the UK Corporate Governance Code.

Only members of the Remuneration Committee have the right to attend Remuneration Committee meetings. The Chair, the Chief Executive Officer, the Chief HR Officer, Head of Reward, external advisors and others, as appropriate, may attend meetings at the invitation of the Committee, except when issues regarding their own remuneration are discussed.

The Remuneration Committee will also prepare a report describing the activities of the Remuneration Committee to be included in Haleon’s annual report. The chair of the Remuneration Committee will be available at annual general meetings of Haleon to respond to questions from Haleon Shareholders on the Remuneration Committee’s activities.

Nominations & Governance Committee

The Nominations & Governance Committee of Haleon (the “Nominations & Governance Committee”) is chaired by Dave Lewis, and its other members are Manvinder Singh (Vindi) Banga, Tracy Clarke and Deirdre Mahlan. The Nominations & Governance Committee will meet at least two times a year, and otherwise as the Nominations & Governance Committee’s role and responsibilities require.

The Nominations & Governance Committee’s terms of reference state that the Nominations & Governance Committee must comprise at least three members, the majority of whom must be independent non-executive directors. The Chair is appointed by the Board and should be either the Chair of the Board or a member of the Nominations & Governance Committee. The Chair of the Board may not chair the Nominations & Governance Committee when it is dealing with the appointment of his or her successor or performance. Appointments to the Nominations & Governance Committee will be made by the Board.

The responsibilities of the Nominations & Governance Committee include but are not limited to: (i) reviewing the structure, size and composition, including the skills, knowledge, experience and diversity (including of gender, social and ethnic backgrounds and cognitive and personal strengths) of the Board and its Committees and making recommendations to the Board with regard to any changes; (ii) identifying and nominating for approval candidates to fill any vacancies on the Board and its Committees; and (iii) ensuring plans are in place for orderly succession of the Board and its Committees.

The Nominations & Governance Committee will also prepare a report describing the work of the Nominations & Governance Committee to be included in Haleon’s annual report. The chair of the Nominations & Governance Committee will be available at annual general meetings of Haleon to respond to questions from Haleon Shareholders on matters within the Nominations & Governance Committee’s area of responsibility.

Share Ownership

Set out below are the interests as at 24 August 2022 of the Directors and the Senior Management in the share capital of Haleon.

Executive Directors’ interests in shares (as at 24 August 2022)

	Total Directors’ interests(1)	Beneficial interests
		Ordinary Shares/ ADSs
ADSs
Brian McNamara	122,165	122,154
Ordinary Shares
Tobias Hestler	11,497	11,497

(1)

As at 24 August 2022, the Executive Directors also held unvested awards and/or options over GSK Shares under GSK Employee Share Schemes. As further described in “—Awards over GSK Shares” below, some of these awards have vested on Demerger, which was earlier than initially scheduled, and were settled in GSK Shares. Brian McNamara continues to hold prorated unvested awards over GSK shares which will vest on the later of the original vesting date and the month following the first anniversary of the Demerger. Holders of certain of these GSK awards will receive ‘refill awards’ comprising Haleon Ordinary Shares of equivalent value to the value of GSK Shares that did not vest because of the early vesting and proration of the relevant GSK awards. Refill awards are scheduled to be granted later in 2022 and in Q1 2023.

Non-Executive Directors’ interests in shares (as at 24 August 2022)

	Total directors interests	Beneficial interests
		Ordinary Shares/ ADSs
ADSs
Deirdre Mahlan	20,000	20,000
Bryan Supran	25,000	25,000

	Total directors interests	Beneficial interests
		Ordinary Shares/ ADSs
Ordinary Shares
Dave Lewis	63,151	63,151
Vindi Banga	169,800	169,800
Marie-Anne Aymerich	8,334	8,334
Tracy Clarke	12,504	12,504
Dame Vivienne Cox	—	—
Asmita Dubey	—	—
John Young	80,541	80,541

Senior Management’s interests in shares (as at 24 August 2022)

	Total interests(1)	Beneficial interests
ADSs		Ordinary Shares/ ADSs
Dana Bolden	—	—
Amy Landucci	5,681	5,681
Teri Lyng	19,049	19,049
Lisa Paley	7,126	7,126
Bjarne Philip Tellmann	—	—

Ordinary Shares
Keith Choy	17,864	17,864
Bart Derde(2)	42,115	42,115
Amy Landucci	18,373	18,373
Filippo Lanzi	44,376	44,376
Jooyong Lee	386	386
Ma´ire´ad Nayager	—	—
Franck Riot	1,376	1,376
Tamara Rogers	1,041	1,041

(1)

As at 24 August 2022, certain members of Senior Management also held unvested awards and/or options over GSK Shares under GSK Employee Share Schemes. As further described in “—Awards over GSK Shares” below, some of these awards have vested on Demerger, which was earlier than initially scheduled, and were settled in GSK Shares. Awards made to US participants subject to the GSK Recoupment Policy will vest in the month following the first anniversary of the Demerger and will be settled in GSK Shares. Holders of certain of these GSK awards will receive ‘refill awards’ comprising Haleon Ordinary Shares and/or ADSs of equivalent value to the value of GSK Shares that did not vest because of the early vesting and proration of the relevant GSK awards. Refill awards are scheduled to be granted later in 2022 and in Q1 2023.

(2)	Includes 20,000 Ordinary Shares owned by Bart Derde’s spouse.

Awards over GSK Shares

On completion of the Demerger, Directors and each member of the Senior Management with options and awards over GSK Shares were deemed to have left employment with GSK and were treated as so-called ‘good leavers’ under the rules of the respective GSK share plans (and subject, where relevant, to GSK’s Recoupment Policy).

In accordance with those ‘good leaver’ rules, in relation to awards held by Directors (excluding the CEO) and Senior Management under GSK’s ‘Share Value Plan’, the 2020 award and two thirds of the 2021 award for non-US participants vested on Demerger which was earlier than initially scheduled. Awards made to US participants subject to the GSK Recoupment Policy will vest following the first anniversary of the Demerger. Applying the equivalent rules for awards held by Directors (excluding the CEO) and Senior Management under GSK’s ‘Performance Share Plan’, the 2020 award will be rounded up (as if employment with GSK had continued until the end of 2022) and will vest, subject to performance, in the first quarter of 2023 (or, for US participants with awards subject to the GSK Recoupment Policy, the month following the first anniversary of the Demerger), and two thirds of the 2021 award will vest, subject to performance, in the first quarter of 2023 (or, for US participants with awards subject to the GSK Recoupment Policy, the month following the first anniversary of the Demerger).

In addition to any ordinary course annual awards made under the Group’s discretionary share plans following the Demerger, Group employees who on the date of Demerger held 2021 awards under the GSK plans referred to above will receive an award (referred to as a ‘refill award’) under the Group’s equivalent plans, over Ordinary Shares on substantially equivalent terms and with a value equivalent to the value of GSK Shares subject to the relevant GSK award that did not vest because of the early vesting of the GSK award (and that award having been time pro-rated).

All long-term incentive grants over Ordinary Shares awarded or vesting following the Demerger, including refill awards, will be under the governance of, and subject to the approval of, the Remuneration Committee.

Participants in GSK’s all-employee Share Save and Share Reward Plans will be treated in accordance with the normal rules for ‘good leavers’ under those plans.

Save as set out above, no Director or member of the Senior Management has any interests in the share capital or any other securities of Haleon.

COMPENSATION

Directors’ and Senior Management’s Remuneration

The aggregate amount of remuneration paid (including any contingent or deferred compensation) and all benefits in kind granted to the Directors and the Senior Management (in Financial Year 2021 the Senior Management consisted of 11 individuals), in all capacities for services to the Group for the year ended 31 December 2021 rounded to the nearest £1,000 was £17,676,000, constituting £5,889,000 in salary and fees, £1,758,000 in benefits, £1,348,000 in retirement benefits, £2,948,000 in annual variable remuneration and £5,733,000 in share-based payments. Of this amount, £6,147,000 was paid to the Directors as set out below, and £11,529,000 was paid to the Senior Management.

Details of remuneration paid to the Directors for the year ended 31 December 2021 are set out below:

Name	Salary and fees (£000s)	Retirement benefits or cash in lieu of pension (£000s)		Annual variable remuneration (£000s)	Taxable benefits (£000s)		Share-based payments (£000s) (3)	Total (£000s)
Brian McNamara	£823	£323	(1)	£537	£618	(2)	£2,114	£4,415
Tobias Hestler	£466	£79		£221	£23		£661	£1,450
Manvinder Singh (Vindi) Banga	£109	—		—	£1		£36	£146
Dame Vivienne Cox	£101	—		—	£1		£34	£136

Total	£1,499	£402		£758	£643		£2,845	£6,147

(1)	For Brian McNamara’s future pension arrangements, see summary of the directors’ remuneration policy in “—Remuneration policy” below.
(2)

Brian McNamara’s benefits included international assignment related costs, healthcare cover, life assurance cover, personal financial advice, a car allowance and other expenses; for Brian McNamara’s future taxable benefits arrangements, see summary of the directors’ remuneration policy in “—Remuneration policy” below.

(3)

Share-based payments for Brian McNamara and Tobias Hestler in respect of their vested long-term incentive awards, and for Vindi Banga and Dame Vivienne Cox include shares received as all or part of their fees.

Remuneration Policy

Haleon’s strategy is to establish a directors’ remuneration policy that:

•	drives the success of Haleon and the delivery of its business strategy for the benefit of consumers and other key stakeholders;

•	creates shareholder value;

•	provides an appropriately competitive package to attract, retain and motivate executive talent for a standalone consumer goods business, which will source talent globally; and

•	is aligned with Haleon’s business priorities, culture, wider workforce pay policies, and best practice.

Consistent with this strategy, overall remuneration packages for the Executive Directors have been set at levels that are considered by the Board (having taken independent advice) to be appropriate for the size and nature of the business.

The information below and in “Board of Directors and Senior Management—Service Agreements—Executive Directors” and “Board of Directors and Senior Management—Service Agreements—Non-Executive Directors”, together with the details of the share-based incentive plans set out in “—Share-Based Incentive Plans” below summarises the key components of the Executive Director and Non-Executive Director remuneration arrangements.

Haleon’s remuneration policies and processes are fully compliant with all regulatory requirements and may be amended from time to time to ensure continued compliance with these requirements.

Haleon will formally propose a directors’ remuneration policy for approval by Haleon Shareholders at the first annual general meeting of Haleon following UK Admission, in accordance with section 439A of the Companies Act 2006 and regulations set out in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). It is currently intended that, if approved, that policy will apply for three years from the date of that annual general meeting.

That policy will allow implementation of the remuneration strategy through a combination of base salary, benefits, pensions, annual bonus, long-term incentives, and all-employee share plans.

A summary of the key terms of the directors’ remuneration policy that operate from UK Admission until the shareholder-approved directors’ remuneration policy is put in place is provided below.

Base Salary

Base salaries for Executive Directors are set at a level appropriate to secure and retain high calibre individuals needed to deliver Haleon’s strategic priorities. The base salaries are £1,250,000 for the CEO and £700,000 for the CFO respectively. The CEO’s salary level takes into account the fact that he will be localised onto a UK contract and that his prior remuneration package included international assignment benefits and a US pension, both of which end under the new arrangement.

The individual’s role, experience and performance, and independently sourced data for relevant comparator groups, will be considered when determining salary levels.

There is no formal maximum limit and, ordinarily, salary increases will be broadly in line with the average increases for the wider Haleon workforce. However, increases may be higher to reflect a change in the scope of the individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which the individual operates.

In line with market practice, the Remuneration Committee will review directors’ base salaries annually with the next review scheduled for 2023 and with any increase normally taking effect from 1 April.

Benefits

Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These include, but are not limited to, private healthcare (including eligibility for the Executive Director’s spouse or partner and eligible dependent children), life assurance/death in service benefit, membership of a Group Income Protection plan, personal tax and financial planning, and any contractual post-retirement benefits. The Executive Directors are also entitled to car travel or a car allowance and the CEO is eligible to receive home security services. Other benefits include expenses properly incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual. The Executive Directors also benefit from the indemnity provided by Haleon in the form provided to all Directors.

In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and international transfer-related benefits when appropriate.

To facilitate Brian McNamara’s employment arrangements being moved from an international assignee package to a standard, local market, basis, a one-off payment of £300,000 (subject to deductions for tax and National Insurance contributions) was made to him in 2022.

Executive Directors in the UK are also eligible to participate in any all-employee share schemes established by the Group, on the same terms as other employees.

Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based and different policies may apply if current or future Executive Directors are based in a different country.

Pension arrangements

The approach to pensions arrangements for Executive Directors is in line with the broader workforce. In the United Kingdom, Executive Directors receive their pensions entitlements from the date of their appointment.

Executive Directors are eligible to participate in the Group’s defined contribution pension plan in the United Kingdom, with the employee contributing a core amount equal to 2 per cent. of their base salary and GlaxoSmithKline Consumer Healthcare Overseas Limited contributing a core amount equal to 7 per cent. of their base salary and matching additional employee contributions up to 3 per cent. of their base salary (subject to any relevant cap on tax-advantaged contributions and in line with implementation principles for other members of the pension plan). To the extent that any such cap applies, or where the Executive Director does not participate in the Group’s defined contribution pension plan, GlaxoSmithKline Consumer Healthcare Overseas Limited’s contribution of 7 per cent. of base salary not paid into that pension plan will be paid to that Executive Director as a cash allowance in lieu of the relevant part of GlaxoSmithKline Consumer Healthcare Overseas Limited’s contributions to that pension plan.

Annual bonus

Executive Directors are eligible to participate in the Haleon plc Annual Incentive Plan which is intended to incentivise and recognise execution of the business strategy on an annual basis.

Executive Directors are required to defer 50 per cent. of any bonus earned into an award over Ordinary Shares or ADSs under the Haleon plc Deferred Annual Bonus Plan 2022 (the “DABP”), which will normally vest on the third anniversary of grant.

The bonus opportunities for on-target performance are 100 per cent. of base salary for each of the CEO and the CFO. The maximum bonus opportunities for outstanding performance are two times target.

Performance measures are based on a combination of financial targets and individual and business objectives, with the weighting of measures determined by the Remuneration Committee each year according to business priorities.

The Remuneration Committee may apply judgement in making appropriate adjustments to bonus outcomes (either up or down) to ensure they reflect underlying business performance.

The proportion of any bonus satisfied in cash will be subject to the malus and clawback provisions summarised in “—Malus and Clawback” below. The period during which any cash award may be recovered will be two years from the date the relevant bonus is paid. The proportion of any bonus deferred into a DABP Award will be subject to the leaver and malus and clawback provisions summarised in “—Malus and Clawback” below.

Long-term incentives

The Board has adopted the Haleon plc Performance Share Plan 2022 (the “PSP”). Executive Directors are eligible to participate in the PSP, which is intended to incentivise and recognise delivery of longer-term business priorities, financial growth and increases in shareholder value.

Under the PSP, awards will be in the form of conditional share awards or nil-cost options. It is the Remuneration Committee’s current intention that the normal maximum awards that may be granted under the PSP in respect of any financial year are 450 per cent. of salary for the CEO and 350 per cent. of salary for the CFO.

These awards to Executive Directors will be subject to performance conditions set by the Remuneration Committee. Further details of performance conditions and weightings will be set out in the first Directors’ Remuneration Report.

It is envisaged that awards will be granted annually to Executive Directors under the PSP and will have a three-year performance period and a further post-vesting two-year holding period.

The Remuneration Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.

Awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the Ordinary Shares or ADSs that vest under the PSP Awards up to the date the awards vest (or to the end of any relevant post-vesting holding period).

A PSP Award will be subject to the leaver and malus and clawback provisions summarised in “—Malus and Clawback” below. A summary of the principal terms of the PSP is set out in “—PSP” below.

Share ownership requirements

To align their interests with those of shareholders, Executive Directors are required to build and maintain significant holdings of shares in Haleon over time. The requirements for the CEO and CFO are 450 per cent. and 350 per cent. of salary respectively. Until the relevant share ownership requirements have been met, Executive Directors are required to hold all Ordinary Shares acquired under the PSP and/or DABP (net of income tax and National Insurance contributions). Non-Executive Directors (including the Chair) are also encouraged to build up a personal holding in the shares of Haleon equal to the value of one year of their annual base fee.

Executive Directors are required to comply with shareholding requirements for two years after departure, at a level equal to the lower of their shareholding requirement immediately prior to departure or their actual shareholding on departure.

Recruitment policy

The remuneration package of new Executive Directors will be determined on a case-by-case basis, in line with the provisions of the directors’ remuneration policy in force at the time.

The Remuneration Committee is mindful of the sensitivity relating to recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment. The intent is to seek to minimise such arrangements.

However, in certain circumstances, the Remuneration Committee may determine that such arrangements are in the best interests of Haleon and its shareholders, and such arrangements will, where possible, be on a like-for-like basis with the forfeited remuneration terms.

Termination policy

In the event of termination, the Executive Directors’ service agreements provide for payments of base salary, pensions and benefits over the notice period or for GlaxoSmithKline Consumer Healthcare Overseas Limited to terminate immediately on making a payment (or phased payments) in lieu of notice equivalent to base salary only for the notice period (or the remainder of such period). Notice (or payment in lieu) will not be payable in certain circumstances, including where an Executive Director is guilty of (i) wilfully neglecting his duties, or (ii) committing any serious or persistent breach of his service agreement or gross misconduct. There is no contractual right to any bonus or long term incentive payment in the event of a notice of termination being given or received on or before the date on which the bonus or long term incentive payment would otherwise have been paid, although the Remuneration Committee may exercise its discretion to pay such a bonus or long term incentive payment.

Malus and clawback

In certain circumstances, the Remuneration Committee may at any time prior to the second anniversary of the date the cash element of an annual bonus is paid or a PSP, DABP or SVP Award (an “Executive Award”) vests:

(i) reduce (to zero if appropriate) the cash bonus or Executive Award; (ii) impose additional conditions on the cash bonus or Executive Award; (iii) increase the length of the performance period applicable to an Executive Award (or delay the payment of a cash bonus or the vesting of an Executive Award); or (iv) require that a participant either return some or all of the Ordinary Shares or ADSs acquired under an Executive Award or make a cash payment to Haleon in respect of the Ordinary Shares or ADSs delivered under an Executive Award or cash bonus paid.

The Remuneration Committee may only invoke these malus and clawback provisions in accordance with the Haleon malus and clawback policy from time to time, in circumstances such as a material misstatement of results; a failure of risk management resulting in material financial loss; an error or material misstatement which results in an overpayment (such as in the assessment of performance); a corporate failure of the Group; employee misconduct; or material reputational damage to the Group.

Employees

The average monthly number of personnel88 (including directors) employed by the Group for the three years ended 31 December 2019, 2020 and 2021 was 19,000, 21,900 and 22,800, respectively. The monthly average number of Group personnel by region is included below:

Region	2021	2020	2019
North America	5,800	5,300	4,000
Europe, Middle East and Africa (EMEA), and Latin America (LatAm)	11,700	10,900	10,000
Asia Pacific (APAC)	5,300	5,700	5,000

Total	22,800	21,900	19,000

The number of personnel from 2019 to 2021 increased mainly as a result of the integration of employees from the Pfizer Group upon the completion of the Pfizer Transaction. The completion date of the Pfizer Transaction was 31 July 2019 however, the transfer of the employees took place in phases. As markets have been integrated, this has subsequently resulted in employees being transferred to the Group during the latter part of 2019 through to 2021. The increase was partially offset by a reduction in personnel due to existing restructuring programmes and synergies achieved from the Pfizer Transaction.

[88]	Full-time equivalent employees and agency staff (rounded to the nearest 100). The average number of agency staff in 2021 was 2,400.

Total personnel in March 2022 was broadly in line with the 2021 average with North American reductions (driven by restructuring programmes and synergies) during the course of 2021 largely offset by the recruitment of additional personnel in 2022 in both EMEA and LatAm and APAC to support Group administrative operations previously carried out by GSK. Total APAC personnel also increased due to the transfer of the Pulogadung site from GSK into the Group’s manufacturing network in late 2021.

Share-based Incentive Plans

Following UK Admission, Haleon operates three discretionary share-based incentive plans: the PSP, the DABP and a share value plan (the “SVP”) (together, the “Executive Plans”). Haleon also operates two tax-advantaged all-employee share-based incentive plans: a share acquisition and free share plan, known as a UK Share Reward Plan (“Share Reward Plan”) and a savings-related share option plan, known as a UK Sharesave plan (the “Sharesave Plan”) (the Share Reward Plan and the Sharesave Plan, together with the Executive Plans, the “Plans”). The main features of each of the Plans are set out below, with the common terms of the Executive Plans set out in “—Terms common to the Executive Plans” below and the common terms of the Plans as a whole set out in “—Terms common to the Plans” below.

PSP

The PSP was adopted by the Board on 23 May 2022, conditional on UK Admission. The PSP is a discretionary share plan, under which the Remuneration Committee may grant awards over Ordinary Shares or ADSs (“PSP Awards”) to incentivise and retain eligible employees. The PSP will be administered by the Remuneration Committee or by any sub-committee or person duly authorised by it.

Individual limit

Awards will not be granted to an Executive Director under the PSP over Ordinary Shares or ADSs with a market value (as determined by the Remuneration Committee) in excess of the relevant limit set out in the prevailing directors’ remuneration policy, in respect of any financial year of Haleon.

It is the Remuneration Committee’s current intention that PSP Awards to be granted to the Executive Directors in respect of the financial year ended 31 December 2022 will be calculated by reference to 450 per cent. of salary for the CEO and 350 per cent. of salary for the CFO (these amounts are exclusive of any ‘refill awards’).

In applying this limit, no account will be taken of Ordinary Shares or ADSs representing notional dividends on PSP Awards or Ordinary Shares or ADSs which have been awarded to ensure that a participant is not financially disadvantaged if they agree to satisfy the employer’s national insurance or social security liability in relation to their PSP Award.

Performance conditions

The vesting of PSP Awards will be subject to the satisfaction of performance conditions. The performance conditions will normally be measured over a period of at least three financial years for PSP Awards granted to Executive Directors and any member of the Executive Team.

Any performance condition may be amended in accordance with its terms or if there is a situation which causes the Remuneration Committee to consider that any amended performance condition would be a fairer measure of performance.

Vesting of PSP Awards

Performance conditions will be assessed as soon as reasonably practicable after the end of the relevant performance period. The Remuneration Committee will determine the extent to which the PSP Awards will then vest, taking into account the extent that the performance conditions have been satisfied. To the extent that they vest, PSP Awards will normally vest on the vesting date set by the Remuneration Committee at grant, which will normally be the third anniversary of the date of grant.

Holding period

The Remuneration Committee may also determine at grant that a PSP Award is subject to an additional holding period following vesting. Where a holding period applies, PSP Awards will either vest at the end of the holding period or they may vest before the start of the holding period but some or all of the vested Ordinary Shares or ADSs will be subject to restrictions during the holding period.

DABP

The DABP was adopted by the Board on 23 May 2022, conditional on UK Admission. The DABP is a discretionary share plan implemented so that a portion of a participant’s annual bonus can be deferred into an award of Ordinary Shares or ADSs (a “DABP Award”). The DABP will be administered by the Remuneration Committee or by any sub-committee or person duly authorised by it.

DABP Awards will normally vest on such date or dates as the Remuneration Committee may determine when the DABP Award is granted.

SVP

The SVP was adopted by the Board on 23 May 2022, conditional on UK Admission. The SVP is a discretionary share plan, under which the Remuneration Committee may grant awards over Ordinary Shares or ADSs (“SVP Awards”) to incentivise and retain eligible employees of the Group. Save for any ‘refill awards’ (see “Board of Directors and Senior Management—Share Ownership”), SVP Awards cannot be granted to Executive Directors or to any Senior Manager who, by analogy with the corresponding GSK ‘Share Value Plan’, would not have been eligible to participate in that GSK plan. As part of its programme to incentivise and retain its employees, Haleon will explore a broadly-based one-time award, subject to vesting conditions, that may be settled in newly issued Ordinary Shares or ADSs (not exceeding 2,600,000 Ordinary Shares (or the equivalent value of ADSs) in total). The SVP will be administered by the Remuneration Committee or by any sub-committee or person duly authorised by it.

Individual limit

Except in exceptional circumstances, SVP Awards will not normally be granted to an eligible employee under the SVP over Ordinary Shares or ADSs with a market value (as determined by the Remuneration Committee) in excess of 300 per cent. of salary, in respect of any financial year of Haleon.

In applying this limit, no account will be taken of Ordinary Shares or ADSs representing notional dividends on SVP Awards or Ordinary Shares or ADSs which have been awarded to ensure that a participant is not financially disadvantaged if they agree to satisfy the employer’s national insurance or social security liability in relation to their SVP Award.

Additional conditions

The vesting of SVP Awards may be subject to the satisfaction of additional conditions set by the Remuneration Committee at the time of grant. Any such condition may be amended or waived by the Remuneration Committee. It is not currently intended that vesting of SVP Awards will be subject to performance or other conditions.

Vesting of SVP Awards

The Remuneration Committee will determine the extent to which the SVP Awards will vest, taking into account the extent that any additional conditions have been satisfied. To the extent that they vest, SVP Awards will normally vest on the vesting date set by the Remuneration Committee at grant.

Share Reward Plan

The Share Reward Plan was adopted by the Board on 23 May 2022, conditional on UK Admission. The Share Reward Plan is an all-employee share ownership plan established by Haleon which has been designed to meet HMRC requirements so that Shares can be acquired by UK employees in a tax-efficient manner.

Grant of Share Reward Plan awards

Under the Share Reward Plan, eligible employees may be: (i) offered the opportunity to buy Ordinary Shares up to a maximum value of the lesser of £1,800 and 10 per cent. of their pre-tax salary each year (“Partnership Shares”); (ii) given up to two free Ordinary Shares (“Matching Shares”) for each Partnership Share bought; (iii) awarded free Ordinary Shares up to a value of £3,600 (“Free Shares”) each year; and/or (iv) allowed or required to purchase Ordinary Shares using dividends received on Shares held in the Share Reward Plan (“Dividend Shares”). The Board may change these limits in the future should the relevant legislation change the maximum levels of participation referred to above.

Share Reward Plan Trust

The Share Reward Plan operates through a UK-resident trust (the “Trust”). The trustee of the Trust acquires the Ordinary Shares that are awarded to or purchased on behalf of participants. A participant will be the beneficial owner of any Ordinary Shares held on their behalf by the trustee of the Trust.

Eligibility

Each time the Board decides to make an award under the Share Reward Plan, all employees (including Executive Directors) of Haleon and its subsidiaries participating in the Share Reward Plan, where those employees are UK resident taxpayers, must be offered the opportunity to participate. Other employees of the Group may be permitted to participate at the Board’s discretion. Employees who are invited to participate must have completed any specified minimum qualifying period of employment (as determined by the Board in line with the relevant legislation, which currently may not exceed 18 months) before they can participate.

Partnership Shares

The Board may allow a participant to use pre-tax salary to buy Partnership Shares at their then market value or (where pre-tax salary is accumulated) by reference to the market value either at the start or end of the relevant accumulation period. Once acquired, Partnership Shares may be withdrawn from the Trust by the participant at any time.

Participants can stop contributing at any time. The participant’s contributions may be used to buy Partnership Shares immediately or may be accumulated for up to 12 months before they are used to buy Ordinary Shares.

Matching Shares

The Board may, in its discretion, offer free Matching Shares to a participant who has purchased Partnership Shares. There is a holding period of between three and five years (or such other period as may be permitted by the relevant legislation from time to time) during which the participant cannot withdraw the Matching Shares from the Trust, unless the participant ceases to be employed by the Group. The precise duration of this holding period will be determined by the Board each time Matching Shares are awarded. The Board, in its discretion, may provide that the Matching Shares will be forfeited if the participant ceases to be employed by the Group other than because of death, retirement, injury, disability, redundancy, or the sale of the individual’s employing company or business out of the Group (each a “Good Leaver Reason”) or if the related Partnership Shares are withdrawn from the Trust.

Free Shares

There will be a holding period of between three and five years (or such other period as may be permitted by the relevant legislation from time to time) during which the participant cannot withdraw the Free Shares from the Trust unless the participant ceases to be employed by a member of the Group. The precise duration of this holding period will be determined by the Board each time Free Shares are awarded. The Board, in its discretion, may provide that the Free Shares will be forfeited if the participant ceases to be employed by the Group other than for a Good Leaver Reason. Free Shares must generally be offered to all eligible employees on similar terms, and the award may be subject to performance measures. “Similar terms” means the terms may only be varied by reference to remuneration, length of service or hours worked.

Reinvestment of dividends

The Board may allow or require a participant to reinvest (and acquire Ordinary Shares with) the whole or part of any dividends paid on Ordinary Shares held in the Trust on their behalf. Dividend Shares must be held in the Trust for no less than three years, unless the participant ceases to be employed by the Group.

Voting Rights

Participants may be offered the opportunity to direct the trustee of the Trust how to exercise the voting rights attached to the Ordinary Shares held on their behalf. The trustee will not exercise the voting rights unless they receive the participants’ instructions.

Corporate events

In the event of a general offer being made to Haleon’s shareholders (or a similar takeover event taking place), participants will be able to direct the trustee of the Trust as to how to act in relation to their Ordinary Shares held in the Share Reward Plan. In the event of an internal reorganisation of the Group, any Ordinary Shares held by participants may be replaced by equivalent shares in a new holding company.

Adjustments

Ordinary Shares acquired on a variation of the share capital of Haleon will usually be treated in the same way as the Ordinary Shares originally acquired or awarded under the Share Reward Plan in respect of which the rights were conferred and as if they were acquired or awarded at the same time.

Rights attaching to Ordinary Shares

Any Ordinary Shares issued to the trustee of the Trust will rank equally with other Ordinary Shares then in issue (except for rights arising by reference to a record time or date prior to the time or date of issue). In the event of a rights issue, participants will be able to direct the trustee of the Trust as to how to act in respect of the Ordinary Shares held in the Share Reward Plan on their behalf.

Sharesave Plan

The Sharesave Plan was adopted by the Board on 23 May 2022, conditional on UK Admission. The Sharesave Plan is an all-employee share option plan established by Haleon which has been designed to meet HMRC requirements so that UK employees can acquire fully paid Ordinary Shares in a tax-efficient manner.

Eligibility

Each time the Board decides to issue an invitation to employees to participate in the Sharesave Plan, all employees (including Executive Directors) of Haleon and its subsidiaries participating in the Sharesave Plan, where those employees are UK resident taxpayers, must be offered the opportunity to participate. Other employees of the Group may be permitted to participate at the Board’s discretion. Employees who are invited to participate must have completed any specified minimum qualifying period of employment (as determined by the Board in line with the relevant legislation, which currently may not exceed five years) before they can participate.

Savings contract

Under the Sharesave Plan, eligible employees must enter into a linked savings contract to make savings over a period of three or five years. The Board has the discretion to set the length of the savings contract at three and/or five years. Monthly savings by a participant under all savings contracts linked to options granted under any tax-advantaged savings-related share option plan may not exceed the statutory maximum, which is currently set at £500 per month. The Board may set a lower limit in relation to any particular grant. At the end of the savings contract, participants may either withdraw their savings on a tax-free basis or use their savings (plus any interest or bonus) to acquire Ordinary Shares.

Option price

The proceeds of the savings contract can be used to exercise an option to acquire Ordinary Shares at an option price per Ordinary Share. The Board sets the option price which must not be manifestly less than 80 per cent. of the market value of an Ordinary Share on the business day before the date of the invitation, or on the date specified in the invitation, or the average market value over the three preceding business days.

Exercise of options

Options can normally only be exercised within six months of the date that the bonus becomes payable (or would have become payable if a bonus was due) under the terms of the savings contract. Options not exercised by the end of this period will lapse.

Leaving employment

Generally, an option will lapse on the date the eligible employee ceases to hold office or employment.

However, where a participant ceases to hold office or employment because of injury, disability, redundancy, retirement or the sale of the individual’s employing company or business out of the Group, their option may be exercised within six months after the participant’s cessation of office or employment. If a participant ceases to hold office or employment more than three years after the option was granted, their option may be exercised within six months after their cessation of office or employment provided the reason for the cessation is not misconduct. If a participant dies, their option may be exercised within one year by their personal representatives.

Corporate events

On a takeover, scheme of arrangement, compulsory acquisition or certain other corporate reorganisations, options can generally be exercised early to the extent of the savings made up to the date of exercise. Alternatively, participants may be permitted to exchange their options for options over shares in the acquiring company.

Adjustments

In the event of a variation in Haleon’s share capital, the Board may adjust the number of Ordinary Shares subject to options and/or the option price applicable to options in such manner as it considers appropriate and as is permitted by the Sharesave legislation.

Rights attached to Ordinary Shares

Options granted under the Sharesave Plan will not confer shareholder rights on a participant until that participant has exercised their option and received the underlying Ordinary Shares. Any Ordinary Shares issued will rank equally with other Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their issue).

Terms common to the Executive Plans

Eligibility

All employees (including the Executive Directors) of the Group are eligible for selection to participate in the Executive Plans at the discretion of the Remuneration Committee, save for the SVP under which no awards may be granted to Executive Directors or (save for any ‘refill awards’ referred to in “Board of Directors and Senior Management—Share Ownership”) to any Senior Manager who, by analogy with the corresponding GSK ‘Share Value Plan’, would not have been eligible to participate in that GSK plan.

Timing of awards

Executive Awards will normally be granted (i) during the 42 days beginning on: (a) the first day after the announcement of Haleon’s results for any period; (b) in the case of the PSP and DABP only, the day on which the directors’ remuneration policy (or amendment to it) is approved by Haleon’s shareholders; (c) the day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or (d) to the extent that share dealing restrictions apply in any of the preceding four periods, the first dealing day on which such dealing restrictions are lifted, or (ii) on any other day on which the Remuneration Committee determines that exceptional circumstances exist which justify the making of an Executive Award at that time.

Form of awards

The Remuneration Committee may grant Executive Awards as conditional awards of Ordinary Shares, or nil-cost options over Ordinary Shares. No payment is required for the grant of an Executive Award. Executive Awards structured as nil-cost options will normally be exercisable from the point of vesting (or, where a PSP Award is subject to a holding period, the end of that holding period) until the tenth anniversary of the grant date, except for SVP Awards which will normally be exercisable for six months from vesting.

Settlement

The Remuneration Committee may, in its discretion, decide to satisfy an Executive Award with a cash payment equal to the market value of the Ordinary Shares that the participant would have received had the relevant Executive Award been satisfied with Ordinary Shares.

Dividend equivalents

If the Remuneration Committee so determines, participants will receive an amount (in additional Ordinary Shares, unless the Remuneration Committee decides it will be paid (in full or in part) in cash) equal to the value of any dividends declared during the period beginning on the grant date and ending on the date on which the Executive Award vests or, if there is a holding period applicable to a PSP Award, when that holding period ends, and which would have been paid on the Ordinary Shares subject to an Executive Award which vest. This amount may assume the reinvestment of dividends and exclude or include special dividends.

Malus and clawback

The malus and clawback policy summarised in “—Remuneration Policy—Malus and Clawback” above will apply to Executive Awards.

Cessation of employment

PSP Awards An unvested PSP Award will usually lapse when a participant ceases to be an employee or director of the Group.

If, however, a participant ceases to be an employee or director of the Group because of their death, ill-health, injury, disability, redundancy, retirement with the agreement of their employing company, the sale of the participant’s employing company or business out of the Group or in other circumstances at the discretion of the Remuneration Committee (i.e. they leave as a “good leaver”), their PSP Award will normally continue to vest (and be released) on the date when it would have vested (and been released) if they had not ceased to be an employee or director of the Group.

The extent to which PSP Awards vest in these circumstances will be determined by the Remuneration Committee, taking into account the satisfaction of any performance conditions applicable to PSP Awards measured over the original performance period. The Remuneration Committee retains discretion, however, to allow the PSP Award to vest (and be released) on the individual’s cessation of office or employment or such other date as it decides, taking into account any applicable performance conditions measured up to such point as it decides.

Unless the Remuneration Committee decides otherwise, the extent to which a PSP Award vests will also take into account the proportion of the performance period (or, in the case of a PSP Award not subject to performance conditions, the vesting period) which has elapsed on the cessation of the participant’s office or employment with the Group.

If a participant ceases to be an employee or director of the Group during a holding period in respect of a PSP Award for any reason other than gross misconduct or summary dismissal, their PSP Award will normally be released at the end of the holding period. If a participant leaves for gross misconduct or is summarily dismissed, any outstanding PSP Awards they hold will immediately lapse.

DABP Awards A DABP Award will vest in full as if the participant had not ceased to be an employee or director of the Group unless the Remuneration Committee determines that the DABP Award will vest in its entirety on a different date. If a participant leaves for gross misconduct or is summarily dismissed, any DABP Awards they hold will immediately lapse.

SVP Awards

An unvested SVP Award will usually lapse when a participant ceases to be an employee or director of the Group.

If, however, a participant ceases to be an employee or director of the Group because of their ill-health, injury, disability, redundancy, retirement with the agreement of their employing company, the sale of the participant’s employing company or business out of the Group or in other circumstances at the discretion of the Remuneration Committee (i.e. they leave as a “good leaver”), their SVP Award will vest on the individual’s cessation of office or employment or such other date as the Remuneration Committee may decide (not being more than 30 days after cessation of the participant’s office or employment with the Group).

If a participant dies, their SVP Award will vest on the date of their death on the basis set out for other “good leavers” below.

Unless the Remuneration Committee decides otherwise, the extent to which an SVP Award vests will take into account the proportion of the vesting period which has elapsed on the cessation of the participant’s office or employment with the Group (rounded up to the nearest whole year), and vesting will occur regardless of the satisfaction of any conditions applicable to that SVP Award.

Executive Awards structured as nil-cost options Executive Awards structured as nil-cost options which do not lapse may normally be exercised to the extent vested for a period of 12 months (six months in the case of the SVP) after vesting (or, where PSP Awards are subject to a holding period, release).

Where nil-cost options have already vested (and, where relevant, been released) on the date of cessation of office or employment, those options may normally be exercised for a period of 12 months from the date of cessation (or six months for a nil-cost option granted under the SVP), unless the participant leaves for gross misconduct or is summarily dismissed, in which case their options will lapse.

Corporate events

If there is a takeover of Haleon, Executive Awards may vest (and be released) early. The proportion of any unvested PSP Awards which vest will be determined by the Remuneration Committee, taking into account performance up to that time and, unless the Remuneration Committee determines otherwise, the proportion of the performance period which has elapsed. DABP Awards will vest in full. SVP Awards will vest in full, unless the Remuneration Committee determines otherwise.

Awards structured as nil-cost options may then normally be exercised for a period of six weeks, and will be automatically exercised at the end of that period. Alternatively, the Remuneration Committee may require that Executive Awards are exchanged for equivalent awards over shares in another company (subject to the acquiring company’s consent). In the case of PSP Awards, the replacement awards will be subject to appropriate performance conditions.

In the event of a demerger, special dividend or other transaction which in the Remuneration Committee’s opinion may affect the value of Ordinary Shares, the Remuneration Committee may allow the Executive Award to vest (in full or in part) or provide for the Executive Award to be automatically exchanged for an equivalent award over shares in another company.

Variation of capital

If there is a variation of the share capital of Haleon or in the event of a demerger, special dividend or other transaction which in the Remuneration Committee’s opinion may affect the value of Ordinary Shares, the Remuneration Committee may make such adjustments to the number or class of shares subject to Executive Awards and/or change the identity of the company whose shares are subject to the Executive Award, in each case as it considers appropriate.

Rights attaching to Ordinary Shares

Ordinary Shares issued and/or transferred under the Executive Plans will not confer rights on any participant until that participant has received the underlying Ordinary Shares. Any Ordinary Shares issued will rank equally with Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their issue).

Terms common to the Plans

Overall limits

The Plans may operate over new issue Ordinary Shares, treasury Ordinary Shares or Ordinary Shares purchased in the market. The rules of the Plans provide that, in any ten year rolling period, the number of Ordinary Shares which may be issued under the Plans and any other employee share plan adopted by Haleon may not exceed 10 per cent. of the issued ordinary share capital of Haleon from time to time. In addition, the number of Ordinary Shares which may be issued under the Executive Plans and any other discretionary employee share plan adopted by Haleon may not exceed 5 per cent. of the issued ordinary share capital of Haleon from time to time in the same period.

Ordinary Shares used to settle ‘refill awards’ granted under the Executive Plans will count towards these limits.

Ordinary Shares transferred out of treasury will count towards these limits for so long as this is required under institutional shareholder guidelines. However, awards which are relinquished or lapse will be disregarded for the purposes of these limits.

Amendments

The Board (or, in the case of the Executive Plans, the Remuneration Committee) may, at any time, amend the provisions of the Plans in any respect. The prior approval of Haleon’s shareholders must be obtained in the case of any amendment which is made to the advantage of eligible employees and/or participants and relates to the provisions relating to eligibility, individual or overall limits, the basis for determining the entitlement to, and the terms of, awards, the adjustments that may be made in the event of any variation to the share capital of Haleon and/or the rule relating to such prior approval. There are, however, exceptions to this requirement to obtain shareholder approval for any minor amendments to benefit the administration of the Plans, to take account of the provisions of any legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or member of the Group.

Non-transferability

Awards (other than where indicated otherwise in connection with the Share Reward Plan (see “—Share Reward Plan” above) are not transferable other than to the participant’s personal representatives in the event of the participant’s death.

Benefits not pensionable

Benefits received under the Plans are not pensionable.

Overseas plans

The Board may, at any time, establish further plans based on the Plans for overseas territories. Any such plan will be similar to the Plans but may be modified to take account of local tax, exchange control or securities laws. Any Ordinary Shares made available under such further overseas plans must be treated as counting against the limits on individual and overall participation under the Plans.

The PSP and SVP incorporate separate schedules for employees who are resident in the United States of America, France and Switzerland in compliance with the relevant securities and tax laws.

Termination

No awards may be granted under the Plans more than ten years after UK Admission.

Haleon’s employee benefit trust

Haleon intends to establish an employee benefit trust or trusts (the “Trusts”) to operate in connection with the Plans. Haleon will have the power to appoint and remove the trustee(s) of the Trusts. The Trusts will benefit current and former employees and directors (other than Non-Executive Directors) of the Group and certain members of their families (excluding any person resident in the jurisdiction where a Trust is constituted for tax purposes, as appropriate).

The trustee(s) of the Trusts will have the power to acquire Ordinary Shares or ADSs and, with effect from UK Admission, any Ordinary Shares or ADSs acquired may be used for the purposes of the Plans, other employee share plans established by the Group from time to time or otherwise for the benefit of the beneficiaries of the Trusts.

The Group may fund the Trusts by loan or gift to acquire Ordinary Shares or ADSs either by market purchase or by subscription. Any awards to subscribe for Ordinary Shares or ADSs granted to the Trusts or Ordinary Shares or ADSs issued to the Trusts will be treated as counting against the overall limits that apply to the Plans. The trustee(s) of the Trusts will not, without Haleon Shareholder approval, hold or acquire more than 5 per cent. of Haleon’s issued ordinary share capital from time to time (disregarding any Ordinary Shares or ADSs held by it as a nominee).

Pensions

Defined benefit pension schemes

One of the former sponsoring employers in GSK’s UK pension schemes comprising the GSK Pension Scheme, the GSK Pension Fund and the SmithKline Beecham Pension Plan (the “UK Pension Schemes”), and the other material funded defined benefit pension scheme in the UK, the SmithKline Beecham Senior Executive Pension Plan (the “SBSEPP”), is a company within the Group (the “Haleon Employer”). With effect from the end of 31 March 2022, the Haleon Employer ceased to participate in each of the UK Pension Schemes and the SBSEPP. All of the Haleon Employer’s liabilities in respect of the UK Pension Schemes and the SBSEPP were apportioned to GlaxoSmithKline Services Unlimited (another of the sponsoring employers and a company in the GSK Group following the Demerger) by way of a statutory apportionment mechanism.

The US defined benefit plan has been closed to future accrual since 1 January 2021. The US defined benefit plan liabilities and assets related to Group employees are being retained by the GSK Group following the Demerger. The majority of the US post-retirement healthcare plan liabilities will be retained by the GSK Group following the Demerger, with the exception of the liability for active Group employees which will transfer to the Group.

The majority of the legacy defined benefit pension liabilities transferring to the Group relate to arrangements outside of the UK and USA. Over 90 per cent. of these liabilities relate to the pension arrangements in Ireland, Switzerland and Germany. The Group will assume liabilities for current and (where applicable) former employees under such arrangements and, where such plans are funded, a share of the plan assets will be transferred to the plan set up by the Group.

Ongoing pension provision for Group employees

In the UK, since 1 April 2022, Group employees have been provided with ongoing accrual via LifeSight, a defined contribution master trust arrangement provided by Willis Towers Watson. Certain risk benefits, such as life assurance, are provided to Group employees through a separate arrangement with Legal & General. The Demerger does not change these arrangements with LifeSight and Legal & General.

In the USA, prior to Demerger, ongoing accrual was provided via a GSK Group defined contribution arrangement. A defined contribution plan was established for the Group’s US employees and they have joined this plan at or before the date of Demerger. The US defined contribution plan assets related to Group employees were transferred to this plan.

Outside of the UK and the USA, the Group has committed to replicating GSK Group benefits where possible. Some pension arrangements operate on a stand-alone basis for the Group, and these will continue beyond the Demerger, but other arrangements cover both GSK Group and Group employees. In the latter case, arrangements have been made to separate these plans. In most cases, the GSK Group will retain the existing plan and the Group will establish a new plan, with a transfer of the part of the assets of the GSK plan attributable to Group employees being made to the plan established by the Group.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions in Connection with Separation

In connections with Separation, the Group has entered into the following financial arrangements and other transactions with the GSK Group and the Pfizer Group.

Pre-Separation bond issuances and Pre-Demerger Dividend

As part of the preparation for the Demerger, on 16 March 2022, the EMTN Issuers established the Programme pursuant to which the EMTN Issuers may issue notes from time to time. As at the date of this prospectus, the EMTN Issuers have issued the Pre-Separation Programme Notes under the Programme.

In addition, on 24 March 2022, the US Issuer and the UK Issuer issued the Old Notes.

The payment of all amounts owing in respect of: (i) notes issued under the Programme (including the Pre-Separation Programme Notes); and (ii) the Old Notes is, as at the date of this prospectus, guaranteed by Haleon. Following completion of the GSK Share Exchange, the guarantee provided by GSK ceased to be effective and a guarantee provided by Haleon came into full force and effect. Further details of the terms and conditions governing the notes issued under the Programme and the Old Notes can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness.”

The net proceeds of the Pre-Separation Programme Notes and the Old Notes have been made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of the Notes Proceeds Loans pursuant to the Notes Proceeds Loan Agreements. As such:

•

on 24 March 2022, GlaxoSmithKline Consumer Healthcare Finance Limited made a loan of £4,465,197,183.55 to GlaxoSmithKline Finance plc and a loan of £2,101,269,262.85 to Pfizer Service Company Ireland Unlimited Company; and

•

on 29 March 2022, GlaxoSmithKline Consumer Healthcare Finance Limited made a loan of £1,798,139,950.68 to GlaxoSmithKline Finance plc and a loan of £846,183,506.20 to Pfizer Service Company Ireland Unlimited Company.

As required by the terms of the Notes Proceeds Loan Agreements, among other things, the Notes Proceeds Loans were repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited on 13 July 2022. Following repayment of the Notes Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited were made available to CH JVCo in order to fund a portion of the Pre-Demerger Dividend.

For further information regarding the Notes Proceeds Loan agreements and the Pre-Demerger Dividend see “Business—The Demerger and Further Preparatory Steps” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness.”

Asset Transfer Framework Agreement

For information regarding the Asset Transfer Framework Agreement, see “Material Contracts—Asset Transfer Framework Agreement.”

Demerger Agreement

For information regarding the Demerger Agreement, see “Material Contracts—Demerger Agreement.”

Tax Covenant

For information regarding the tax covenant, see “Material Contracts—Tax Covenant.”

Separation Co-operation and Implementation Agreement

For information regarding Separation Co-operation and Implementation Agreement (the “SCIA”), see “Material Contracts—Separation Co-operation and Implementation Agreement.”

Exchange Agreements

For information regarding the Exchange Agreement, see “Material Contracts—Exchange Agreements.”

Pfizer Relationship Agreement

For information regarding the Pfizer Relationship Agreement, see “Material Contracts—Pfizer Relationship Agreement.”

Haleon Registration Rights Agreement

For information regarding the Haleon Registration Rights Agreement, see “Material Contracts—Haleon Registration Rights Agreement.”

Transition Services Agreement

For information regarding the Transition Services Agreement, see “Material Contracts—Transition Services Agreement.” Other Transactions In addition to the above, the Group has entered into the following related party transactions.

Pfizer Stock and Asset Purchase Agreement

For information regarding the Pfizer Stock and Asset Purchase Agreement (the “Pfizer SAPA”), see “Material Contracts—Pfizer Stock and Asset Purchase Agreement.”

Prior to Separation, the Group had various arrangement with the GSK Group and the Pfizer Group entered into on an arm’s length basis. Details of such arrangements and other related party transactions entered into by members of the Group during the period covered by the Financial Statements are set out in Note 30 thereto beginning on page F-59.

MAJOR SHAREHOLDERS

As at immediately following the Separation, and so far as is known to Haleon by virtue of the notifications made to it pursuant to the Companies Act, the Market Abuse Regulation89 and/or the “Disclosure Guidance and Transparency Rules,90 or as provided by the relevant shareholders, as a result of the Demerger and the Share Exchanges, the following shareholders are, directly or indirectly interested in 3 per cent. or more of Haleon’s issued share capital:

Name of shareholder	Percentage of total voting rights	Number of shares(1)
Pfizer	32 per cent.	2,955,063,626
GSK	12.94 per cent.(2)	1,195,320,110(2)
BlackRock, Inc.	3.60 per cent.	332,238,289

(1)	As at immediately following the Separation. Includes interests in Ordinary Shares held indirectly through holdings of ADSs.
(2)

Comprised of the following Ordinary Shares beneficially owned by GSK: (i) 502,727,073 Ordinary Shares, which are held by Glaxo Group Limited, an indirect wholly owned subsidiary of GSK plc, (ii) 437,718,800 Ordinary Shares held by GSK (No. 1) Scottish Limited Partnership, a Scottish limited partnership controlled by GSK plc, (iii) 164,375,414 Ordinary Shares held by GSK (No. 2) Scottish Limited Partnership, a Scottish limited partnership controlled by GSK plc, and (iv) 90,498,823 Ordinary Shares held by GSK (No. 3) Scottish Limited Partnership, a Scottish limited partnership controlled by GSK.

Following Separation, no Haleon Shareholder has different voting rights from any other holder of Ordinary Shares in respect of any Ordinary Shares held by them and the Ordinary Shares held by them rank pari passu in all respects with all other Ordinary Shares.

Any holder of Non-Voting Preference Shares has no voting rights, other than in respect of matters that entail a variation of the class rights attaching to the Non-Voting Preference Shares, in which case each Non-Voting Preference Share will confer one vote at a separate class meeting of the holders of Non-Voting Preference Shares from time to time convened to consider a proposed variation of class rights.

Pfizer is the beneficial owner of 32 per cent. of the issued Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of ADSs), immediately following Separation.

Haleon entered into the Pfizer Relationship Agreement. The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between Haleon and the Pfizer Group following the UK Admission, including ensuring that Haleon is capable at all times of carrying on its business independently from Pfizer as a controlling shareholder (as defined in the UK Listing Rules) and any of Pfizer’s associates (as defined in UK Listing Rules).

Further, pursuant to a lock-up deed entered into on 1 June 2022, among GSK, Pfizer, Pfizer, the SLPs (together, the “Shareholder Parties”), Citigroup Global Markets Limited (“Citi”) and Morgan Stanley & Co. International plc (“Morgan Stanley”) (the “Lock-up Deed”), the Ordinary Shares held by the Shareholder Parties are subject to

[89]

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC and the delegated acts, implementing acts and technical standards thereunder, as such legislation forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018.

[90]	Disclosure guidance and transparency rules made by the FCA under Part VI of Financial Services and Markets Act 2000 (as set out in the FCA’s Handbook of Rules and Guidance), as amended.

certain lock-up arrangements on customary terms. In particular, subject to certain exceptions, the Lock-up Deed prohibits the offer, sale, lending, pledging or other disposal of Ordinary Shares and ADSs in respect of such Ordinary Shares by the Shareholder Parties (and requires each of the Shareholder Parties to further procure that each member of its corporate group likewise abides by the same restrictions) for a period commencing on completion of the Share Exchanges and ending on the day after the earlier of: (i) 10 November 2022; and (ii) the date of the first announcement by Haleon of a quarterly trading update for quarterly period ending after 30 June 2022. The Lock-up Deed provides that the lock-up may be released during such period (which shall apply pro rata to the Pfizer Group, on the one hand, and the GSK Group (including the SLPs), on the other hand, in accordance with their relative ownership of Ordinary Shares as of the date of the release) upon the mutual written agreement of Citi and Morgan Stanley.

On 1 June 2022, GSK, Pfizer, and the SLPs entered into an orderly marketing agreement (the “Orderly Marketing Agreement”). The principal purpose of the Orderly Marketing Agreement is to regulate sales of Ordinary Shares and ADSs by the parties after Admission, including ensuring that, where one party proposes to sell Ordinary Shares, the other parties have the opportunity to participate in any such sale, subject to certain exceptions.

The key terms of the Orderly Marketing Agreement are as follows:

(A)

The parties have each undertaken that they shall (and shall procure that their respective associates shall), unless otherwise agreed, not sell any Ordinary Shares (which, for the purposes of paragraphs (A) through (F), shall be deemed to include ADSs and, for the avoidance of doubt, shall not include the Haleon Non-Voting Preference Shares) without following the procedures set out in the Orderly Marketing Agreement, other than in the case of certain excluded sales. The agreement requires Pfizer to give notice to GSK (where Pfizer and/or its associates are proposing to sell Ordinary Shares) and GSK to give notice to Pfizer (where GSK, one or more of the SLPs and/or their respective associates are proposing to sell Ordinary Shares) (any such notice being a “Sale Notice,” and the parties intending to sell Ordinary Shares specified in such notice the “Proposing Shareholders”) of any such proposed new sale of Ordinary Shares (each such proposed sale being a “Sale Tranche”) in order to give the other parties the opportunity to participate in the proposed Sale Tranche on the same terms. This arrangement applies equally to bookbuilt sales and placings as to private sales.

(B)

Where one or more parties and/or their associates elect to participate in a Sale Tranche (those parties being “Participating Shareholders”), they are entitled to sell Ordinary Shares as part of the Sale Tranche, up to a maximum number of Ordinary Shares determined as described in paragraphs (C) to (F) (inclusive) below. For all calculations of entitlements to sell Ordinary Shares under the Orderly Marketing Agreement, the Ordinary Shares held by GSK and its associates are aggregated with those held by the SLPs and their respective associates and all references in paragraphs (C) to (F) (inclusive) below to GSK’s associates include the SLPs and their respective associates.

(C)	The extent of a party’s right to participate in sales of Ordinary Shares as part of any Sale Tranche depends upon whether the following conditions have been satisfied by the time of that Sale Tranche:

(i)	at least two separate Sale Tranches, have been completed (regardless of the parties that participated in any such Sale Tranches); and

(ii)

the Sale Tranche(s) completed as at the date on which the new Sale Tranche is proposed (together, the “Completed Sale Tranches”) have resulted in GSK and/or its associates receiving, in aggregate, net proceeds of not less than £1 billion or would have resulted in this threshold being met if GSK and/or its associates had participated in each Completed Sale

Tranche to the fullest extent permitted under the terms of the Orderly Marketing Agreement. (together, the “Allocation Basis Change Conditions”).

(D)

For Sale Tranches prior to satisfaction of the Allocation Basis Change Conditions, Pfizer (together with its associates) and GSK (together with its associates) are each entitled to participate in each Sale Tranche pro rata to their respective holdings of Ordinary Shares as at the date of the relevant Sale Notice (the “Initial Allocation”), subject (where relevant) to the additional arrangements described in paragraph (F) below.

(E)

For Sale Tranches following satisfaction of the Allocation Basis Change Conditions, the parties’ respective entitlements to participate are allocated such that Pfizer (together with its associates) may sell Ordinary Shares representing up to eighty per cent. of the Sale Tranche, with the remaining twenty per cent. being allocated to GSK (together with its associates) (the “Revised Allocation”).

(F)

If the Allocation Basis Change Conditions are not satisfied prior to a particular Sale Tranche, but such Sale Tranche would (taken together with any Completed Sale Tranches) result in GSK and/or its associates receiving, in aggregate, net proceeds from sales of Ordinary Shares in excess of £2 billion (the “GSK Proceeds Cap”) on the notional basis that GSK and/or its associates were to participate in such Sale Tranche, and had participated in each Completed Sale Tranche, to the fullest extent permitted under the terms of the Orderly Marketing Agreement then, as regards that Sale Tranche, the parties respective entitlements to participate are allocated:

(i)	in line with the Initial Allocation until such point as the GSK Proceeds Cap would be reached on the basis set out above; and

(ii)	as regards any remaining portion of the Sale Tranche, in line with the Revised Allocation.

(G)

Where only the Proposing Shareholders are participating in a Sale Tranche, the parties other than the Proposing Shareholders are prohibited from selling any Ordinary Shares for a period of twenty business days from the date of the relevant Sale Notice and are required to agree to any additional prohibitions on selling their Ordinary Shares on the same terms as are required of the Proposing Shareholders by any financial intermediaries facilitating the proposed Sale Tranche, up to a maximum lock-up period of ninety days from the date of completion of the relevant sales.

(H)

For a bookbuilt sale or placing, the Proposing Shareholders and, if relevant, the Participating Shareholders are required to cooperate with each other in selecting the underwriter(s), bookrunner(s) and/or other adviser(s) (as required) to manage and execute a proposed Sale Tranche on the best overall terms and conditions. Where no agreement is reached, the Proposing Shareholders (acting together) are entitled to appoint one financial intermediary and the Participating Shareholders (acting together) are entitled to appoint a second financial intermediary. If the Ordinary Shares to be sold by the Participating Shareholders represent, in aggregate, less than fifteen per cent. of the aggregate Ordinary Shares to be sold pursuant to the Sale Tranche, the Proposing Shareholders are entitled to appoint all of the financial intermediaries.

(I)

For a bookbuilt sale or placing, the Participating Shareholders are required to cooperate in good faith to determine the maximum number of Ordinary Shares to be sold as part of a Sale Tranche and the appropriate terms, including by taking into account the advice of any financial intermediaries. If the financial intermediaries recommend a reduction in the total number of Ordinary Shares to be sold then this reduction is applied to the Participating Shareholders so as to preserve the allocation of sales as set out above.

(J)	Unless extended by written agreement between the parties, the Orderly Marketing Agreement terminates upon the earlier to occur of: (i) Pfizer and its associates holding, in aggregate, less than five per cent. of Haleon’s ordinary share capital; and (ii) GSK, the SLPs and their respective associates holding, in the aggregate, less than five per cent. of Haleon’s ordinary share capital.

(K)	The SLPs are entitled, by notice in writing to GSK and Pfizer, to nominate one of their number to act on their behalf in place of GSK for the purposes of exercising rights under the agreement.

(L)	The agreement provides for GSK to act on behalf of GSK’s associates and the SLPs in respect of:

(i)	sales of Ordinary Shares by GSK’s associates and/or the SLPs; and

(ii)

any sales of Ordinary Shares notified by Pfizer in which GSK’s associates and/or the SLPs may wish to participate. The SLPs are entitled, acting together, to nominate one of their number to act on their behalf in place of GSK for the purposes of exercising rights under the agreement. The agreement provides for Pfizer to act on behalf of its associates in the same way and allows Pfizer to nominate one of its associates to replace it in that role.

MATERIAL CONTRACTS

The contracts listed below have been entered into by Haleon or a member of the Group within the two years immediately preceding the date of this prospectus and are material to Haleon or any member of the Group, not including contracts entered into in the ordinary course of business.

Pfizer Stock and Asset Purchase Agreement

Pursuant to the Pfizer SAPA dated 19 December 2018 and amended and restated on 31 July 2019, GSK, Pfizer and CH JVCo agreed to form a new global consumer healthcare joint venture (the “GSK/Pfizer JV”), through: (i) the acquisition by CH JVCo of the Pfizer Contributed CH Business (as defined below) from Pfizer and (ii) the transfer by GSK to CH JVCo of those parts of the GSK Contributed CH Business (as defined below) not already owned by GSKCHH (the former holding company of the Group) following the creation of the GSK/Novartis JV. Completion of the transaction (“Pfizer Completion”) took place on 31 July 2019 (the “Pfizer Completion Date”).

Asset Perimeter: GSK Contributed CH Business

The “GSK Contributed CH Business” has the meaning given to “Purchaser Business” in the Pfizer SAPA, which was defined as follows:

•

the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling the products sold under the brand names listed for GSK in an annex to the Pfizer SAPA as conducted by GSK (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion;

•

the business reflected in certain specified financial statements of the GSK Contributed CH Business, including the assets, rights, properties, activities, operations and liabilities that comprised such business;

•

the business of marketing, commercialising, distributing and selling any over-the-counter healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (the “Consumer Healthcare Products”) as conducted by GlaxoSmithKline Asia Private Limited (including pursuant to the Consignment Selling Agreement entered into between Hindustan Unilever Limited and GlaxoSmithKline Asia Private Limited dated 1 April 2020) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and

•

to the extent not otherwise reflected in the financial statements referred to in the second bullet above, the research and development of any Consumer Healthcare Products, as conducted by GSK (directly and indirectly) through its consumer healthcare business (directly or indirectly pursuant to a contractual arrangement with any other GSK business, to the extent of the GSK consumer healthcare business’ right pursuant to such contractual arrangement), as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded:

•

the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling pharmaceutical products to the extent such business and the economic benefit attached to such business was not reflected in the financial statements referred to in the second bullet above; and

•	the excluded assets listed for GSK in an annex to the Pfizer SAPA, namely:

•	the assets within the scope of (and proceeds of) GSK’s divestment of the Horlicks brand and other consumer healthcare nutrition products in India to Unilever N.V. (which completed on 1 April 2020);

•	GlaxoSmithKline Consumer Healthcare Limited (GSK’s listed subsidiary in India);

•	GlaxoSmithKline Bangladesh Limited;

•	GlaxoSmithKline Consumer Nigeria plc;

•	Imitrex and Ventolin; and

•	certain manufacturing sites in Argentina, Brazil, India, Indonesia and Nigeria.

The parties subsequently agreed to transfer manufacturing sites in Indonesia, Argentina and Brazil into the Group (see “—Asset Transfer Framework Agreement—Asset Perimeter—GSK Group to Group” below).

Asset Perimeter: Pfizer Contributed CH Business

The “Pfizer Contributed CH Business” has the meaning given to “Business” in the Pfizer SAPA, which was defined as the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling:

•

the products sold under the brand names listed for Pfizer in an annex to the Pfizer SAPA, as conducted by Pfizer (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and

•

any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products, as conducted by Pfizer (directly and indirectly) through its Pfizer consumer healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer consumer healthcare business unit’s rights pursuant to such contractual arrangement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded:

•

any product marketed, commercialised, distributed or sold under the brands Diflucan One, Feldene Gel or Ponstan (or any other products containing the same or similar compounds as such products) in any jurisdiction;

•

any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of “Business”); and

•

any product containing any of the following compounds (or marketed, commercialised, distributed or sold under any of the following brands) in any jurisdiction: (a) Sildenafil citrate (Viagra); (b) Celecoxib (Celebrex); (c) Varenicline (Chantix/Champix); (d) Atorvastatin (Lipitor); (e) Gabapentin (Neutontin); and (f) Fesoterodine (Toviaz).

Representations and warranties

Pursuant to the Pfizer SAPA, GSK and Pfizer each gave customary and broadly reciprocal representations and warranties to each other and to CH JVCo. The majority of these representations and warranties have now since expired, other than certain fundamental warranties including in respect of title to the shares and assets contributed by GSK and Pfizer, respectively, to the Group, which are due to expire on 31 July 2022 (being the third anniversary of the Pfizer Completion Date).

Indemnities

Under the Pfizer SAPA, GSK and Pfizer each agreed to indemnify each other and the Group in respect of losses (other than losses relating to tax, which were subject to a separate regime—see below) relating to certain liabilities that the parties agreed would be retained by the GSK Group or the Pfizer Group, respectively, relating to, among other things: (i) the assets that were excluded from the GSK Contributed CH Business or the Pfizer Contributed CH Business respectively (as described above); (ii) liabilities under any pension or other employee benefit plans not sponsored by GSKCHH or another member of the Group, subject to certain exceptions; and (iii) any liabilities arising from any third party claim in respect of products containing talc or asbestos distributed or sold by the GSK Group or the Pfizer Group at any time before Pfizer Completion.

CH JVCo is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities,” which were defined as follows:

“Purchaser Liabilities” means any and all liabilities (other than certain specified exceptions—including those liabilities GSK agreed to indemnify the Group in respect of, as summarised above) of GSK or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Purchaser Business, where “Purchaser Business” has the meaning described above under the section entitled “—Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: GSK Contributed CH Business;” and

“Assumed Liabilities” means any and all liabilities (other than certain specified exceptions—including those liabilities Pfizer agreed to indemnify the Group in respect of, as summarised above) of Pfizer or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Business, where “Business” has the meaning described above under “—Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: Pfizer Contributed CH Business.”

The Pfizer SAPA Amendment Agreement will also extend CH JVCo’s indemnification obligations in favour of GSK and Pfizer to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime (see below)) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Consumer Healthcare Business since Pfizer Completion, subject to certain exceptions (see “—Pfizer SAPA Amendment Agreement” below)

In respect of tax, each of GSK and Pfizer provided an indemnity, subject to customary exclusions and limitations, to the Group in respect of, amongst other things, tax liabilities of the companies contributed to the GSK/Pfizer JV arising in respect of the period prior to Pfizer Completion.

The indemnities provided by each of GSK, Pfizer and CH JVCo under the Pfizer SAPA survived completion of the Demerger and Separation.

Pfizer SAPA Amendment Agreement

On 1 June 2022, GSK, Pfizer, CH JVCo and Haleon entered into the second amendment agreement to the Pfizer SAPA (the “Pfizer SAPA Amendment Agreement”) to implement certain amendments, including: (i) amendments to the Pfizer SAPA that were deemed appropriate as a result of the Group being an independent, separate business from the GSK Group and the Pfizer Group from Separation; (ii) amendments that were deemed appropriate as a result of an overlap with certain other ancillary agreements that are currently being entered into as part of the Separation; and (iii) to include Haleon in the Pfizer SAPA indemnity framework by way of a guarantee given by Haleon of CH JVCo’s indemnification obligations under the Pfizer SAPA.

Pursuant to the Pfizer SAPA Amendment Agreement:

•	CH JVCo’s indemnification obligations under the Pfizer SAPA (as described in “—Pfizer Stock and Asset Purchase Agreement—Indemnities” above), shall be extended to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Consumer Healthcare Business since Pfizer Completion, subject to certain exceptions primarily related to liabilities retained by each of Pfizer and GSK, respectively, under the Pfizer SAPA; and

•

Haleon, which is deemed a ‘Purchaser Indemnified Party’ under the Pfizer SAPA and has the benefit of the indemnities given to CH JVCo under the Pfizer SAPA, has provided a guarantee of CH JVCo’s indemnity obligations under the Pfizer SAPA (as described in “—Pfizer Stock and Asset Purchase Agreement—Indemnities” above), as amended by the Pfizer SAPA Amendment Agreement.

The Pfizer SAPA Amendment Agreement is conditional upon (among other things) the passing of the related party transactions resolution at the GSK general meeting and, if such approval is not obtained by 31 December 2022 or if GSK abandons the Separation prior to completion of the Demerger, the Pfizer SAPA Amendment Agreement shall automatically terminate.

The Pfizer SAPA Amendment Agreement also includes provisions related to the release of guarantees given by the Pfizer Group for the benefit of companies in the Group (or vice versa).

Asset Transfer Framework Agreement

On 1 June 2022, GSK, GSKCHH and CH JVCo entered into an asset transfer framework agreement setting out the framework for transferring certain businesses, assets, liabilities and employees that were excluded from the original perimeter of the GSK/Pfizer JV as contemplated in the Pfizer SAPA and others that were included in the original perimeter of GSK/Pfizer JV but had not yet legally transferred or to record the transfer of “wrong pocket” assets under the Pfizer SAPA (where a “wrong pocket” asset or liability is one that parties have identified as incorrectly being transferred, or not transferred, to the other party in line with the principles of the Pfizer SAPA), in each case from the GSK Group to the Group (the “Asset Transfer Framework Agreement”). The Asset Transfer Framework Agreement also sets out the framework for transferring certain businesses, assets, liabilities and employees from the Group to the GSK Group to record the transfer of “wrong pocket” assets under the Pfizer SAPA, and to remove assets from the Group that do not relate to the Consumer Healthcare Business, in each case from the Group to the GSK Group.

Asset Perimeter—GSK Group to Group

The businesses, assets, liabilities and employees within the perimeter of the Asset Transfer Framework Agreement has the meaning given to “Transferring Businesses” and “Transferring Assets” in the Asset Transfer Framework Agreement, which include the following:

•	a certain manufacturing site in Indonesia;

•

certain distribution businesses relating to the Consumer Healthcare Business in Chile, Egypt, Peru, Morocco, Nigeria, Singapore, Vietnam, Laos and Cambodia, Uruguay, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Jamaica and Trinidad & Tobago;

•

certain employees and assets providing administrative and support services to the Consumer Healthcare Business by support services entities in the UK and US, and support service centre hubs in Costa Rica, India, Malaysia and Poland; and

•

certain assets and liabilities relating to PPE (plant, property and equipment) and people-related fixed assets to be transferred from the GSK Group to the Group in Singapore, Philippines, Turkey, France, South Africa, Japan, Panama, Netherlands, Pakistan, Mexico and Brazil.

There are also certain “wrong pocket” assets and liabilities that relate to Consumer Healthcare Business and are within the Pfizer SAPA perimeter which transfer from the GSK Group to the Group, including:

•	GlaxoSmithKline Bangladesh Private Limited;

•	certain intellectual property rights relating to the Consumer Healthcare Business’ brands; and

•	certain marketing authorisations relating to the Consumer Healthcare Business’ products.

Certain manufacturing sites in Argentina and Brazil were agreed to transfer from the GSK Group into the Group following Demerger pursuant to the terms of a net economic benefit arrangement letter agreement dated 1 June 2022 and a Brazil asset transfer framework agreement dated 1 June 2022 (respectively). The terms on which these manufacturing sites in Argentina and Brazil will transfer into the Group are broadly in line with the terms of the Asset Transfer Framework Agreement.

Asset Perimeter—Group to GSK Group

The Asset Transfer Framework Agreement also transfers certain businesses, assets, liabilities and employees from the Group to the GSK Group, including:

•

certain “wrong pocket” assets and liabilities that do not relate to the Consumer Healthcare Business but currently sit within the Group (so these will be transferred from the Group to the GSK Group as part of the Separation), including certain intellectual property rights and marketing authorisations that do not relate to the Consumer Healthcare Business’ brands or products; and

•	certain assets and liabilities relating to GSK’s business in Sri Lanka.

Warranties

Pursuant to the Asset Transfer Framework Agreement, GSK gave CH JVCo customary business warranties relating to the Transferring Assets and Transferring Business (where “Transferring Assets” and/or “Transferring Businesses” has the meaning described above in “—Asset Transfer Framework Agreement—Asset Perimeter—GSK Group to Group”) and CH JVCo gave GSK customary capacity warranties. Certain fundamental warranties given by GSK are due to expire in July 2025 (3 years following the Demerger), and the remainder of the warranties are due to expire in October 2023 (15 months following the Demerger).

Indemnities

The Asset Transfer Framework Agreement contains a substantially equivalent indemnification regime to the Pfizer SAPA indemnification regime as described in “—Pfizer Stock and Asset Purchase Agreement” above.

In respect of taxes relating to the “Transferring Assets” and/or “Transferring Businesses” (where “Transferring Assets” and/or “Transferring Businesses” has the meaning described in “—Asset Transfer Framework Agreement—Asset Perimeter—GSK Group to Group” above),

•	GSK and CH JVCo shall each be responsible for half of any transfer taxes imposed on the businesses, assets and liabilities transferred;

•

the transferee shall bear the cost of any VAT imposed on the transfers (except in the case of Egypt where the parties have agreed that the amount of any irrecoverable VAT shall be split equally between them); and

•

CH JVCo will assume all liabilities for taxes imposed with respect to the Transferring Businesses or the Transferring Assets (other than GlaxoSmithKline Bangladesh Private Limited), other than tax liabilities relating to the period pre-closing, which are retained by GSK.

Employees and pensions

The Asset Transfer Framework Agreement provides for the transfer of employees and associated employment-related liabilities from the GSK Group to the Group in relation to any employees transferring from the GSK Group to the Group, and reciprocal provisions in relation to employees transferring from the Group to the GSK Group, including provisions in respect of the apportionment of such inherited liabilities and associated reimbursements. It also addresses the treatment of equity awards under the GSK equity plan for the employees of the Group and the allocation of certain liabilities with respect to such awards.

The Asset Transfer Framework Agreement also provides for a transfer of unfunded pension liabilities from the GSK Group to the Group in relation to any employees transferring from the GSK Group to the Group, and a transfer of pension liabilities from the Group to the GSK Group in relation to employees transferring from the Group to the GSK Group. Where an employee transferring from the GSK Group to the Group is a member of a funded pension plan, the Asset Transfer Framework Agreement requires the parties to use their reasonable endeavours to procure the transfer of pension liabilities and assets attributable to such employees from the GSK Group pension plan to the Group pension plan (and vice versa in respect of an employee transferring from the Group to the GSK Group).

Demerger Agreement

Haleon and GSK entered into a demerger agreement on 1 June 2022 (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between Haleon and GSK following completion of the Demerger, including in respect of, among other things, confidentiality and certain indemnity obligations in connection with the issuance of shares by Haleon in connection with the Demerger. Certain aspects of the Demerger Agreement are conditional upon (among other things):

(A)	the passing of the demerger resolution and a related party transactions resolution by GSK shareholders at the GSK general meeting;

(B)	the payment of certain interim dividends required to be paid by CH JVCo to GSKCHH and PFCHH ahead of Separation (including the Pre-Demerger Dividend);

(C)	approval of the Demerger Dividend by the board of directors of GSK;

(D)	approval of the Competition Commission of India (the “India Condition”);

(E)	approval of the South Korea Fair Trade Commission pursuant to certain South Korean merger control laws (the “South Korea Condition”);

(F)

approval of the Fair Trade Commission pursuant to certain Japanese merger control laws (the “Japan Condition” and, together with the India Condition and the South Korea Condition, the “Regulatory Conditions” and each a “Regulatory Condition”);

(G)	no order, injunction or decree issued by a governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Demerger being in effect;

(H)	the Sponsors’ Agreement[91] and GSK Sponsors’ Agreement[92] not having terminated in accordance with their terms;

(I)	the FCA having acknowledged to Haleon or its agent (and such acknowledgement not having been withdrawn) that the application for UK Admission (i) has been approved and (ii) will become

[91]	In connection with the Separation, Haleon, CH JVCo and the joint sponsors entered into a Sponsors’ Agreement on or around 1 June 2022.
[92]	In connection with Separation, GSK and the joint sponsors entered into a Sponsors’ Agreement on or around 1 June 2022.

effective as soon as a dealing notice has been issued by the FCA and any listing conditions required to be satisfied for the Ordinary Shares to be approved by the FCA for a premium listing on the LSE have been satisfied;

(J)	the LSE having acknowledged to Haleon or its agent (and such acknowledgement not having been withdrawn) that the Ordinary Shares will be admitted to trading on its main market for listed securities;

(K)

(i) the registration statement on Form 20-F with respect to the ADSs having been declared effective by the SEC, and (ii) no stop order suspending its effectiveness being in effect, and no proceedings for such purpose being pending before or threatened by the SEC;

(L)	the ADSs having been approved for listing on the NYSE subject only to official notice of issuance;

(M)

the Exchange Agreements having been duly executed, continuing to bind all parties thereto and having become unconditional in all respects (save for any condition relating to completion of the Demerger or the Demerger Agreement being unconditional) such that the Share Exchanges shall be capable of occurring, subject only to the due performance of the relevant agreement(s), and all parties thereto shall stand ready to perform such agreements and complete the Share Exchanges no later than the Sunday after completion of the Demerger; and

(N)

the series of transactions pursuant to which the PFCHH Interests[93] will be transferred, distributed or otherwise assigned from Anacor Pharmaceuticals, Inc (“Anacor”) to Pfizer (the “PFCHH Transfer”) having completed (provided that such condition will be deemed satisfied if the PFCHH Transfer has not completed by 8.00 p.m. London time on the date that is three (3) business days after satisfaction of the Regulatory Conditions).

In the event that any of the Regulatory Conditions remain unsatisfied at 8.00 p.m. on 12 July 2022, then:

•	completion of the Demerger shall be delayed past the currently expected time;

•

completion of the Demerger shall instead take place at 8:00 p.m. (and in any event after the close of business in London) on the first Friday that is at least three (3) business days after satisfaction of all of the Regulatory Conditions, provided that all other conditions (except for any conditions which will only be satisfied on completion of the Demerger) are satisfied or deemed satisfied by such time, and further provided that none of the events specified in paragraphs (G), (H) and (K)(ii) above have occurred at such time (such Friday being the “Delayed Demerger Completion Date”); and

•

the Share Exchanges shall be scheduled to occur on the first Sunday after the Delayed Demerger Completion Date and Admission shall be scheduled to occur on the first Monday after the Delayed Demerger Completion Date.

The Demerger Agreement contains certain customary indemnities under which GSK indemnifies Haleon in respect of liabilities, losses demands, claims, costs, taxes and damages arising, directly or indirectly, from or in consequence of certain claims.

The Demerger Agreement also sets out how guarantees given by the GSK Group for the benefit of companies in the Group (or vice versa) will be dealt with following the Demerger.

[93]

“PFCHH Interests” means all of the common interests in the capital of PFCHH in issue immediately prior to completion of the Pfizer Share Exchange, which comprise all ownership interests of whatever nature in PFCHH and all of which are held by Anacor as of 1 June 2022 and all of which, from completion of the PFCHH Transfer until the completion of the Pfizer Share Exchange, were held by Pfizer.

Tax Covenant

In accordance with the SCIA, Haleon, CH JVCo, GSK, GSKCHH and Pfizer entered into the Tax Covenant on 1 June 2022, which has been effective from the time of the Demerger.

Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to Haleon (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. Amongst other things, GSK and Pfizer provide Haleon with indemnities for tax arising (if any) pursuant to certain pre-Demerger reorganisation steps within the Group and the steps which comprise the Separation. As is customary for demerger transactions, Haleon provides a more limited set of tax indemnities to GSK and Pfizer.

The indemnities in the Tax Covenant cover only liabilities which have been notified by the indemnified party to the indemnifying party by the end of the period ending 30 days after the expiry of the period specified by statute during which an assessment of the relevant underlying tax liability may be issued by the relevant tax authority or, if there is no such period, by the end of the period ending six years and 30 days after the end of the accounting period in which the Demerger occurs.

The Tax Covenant also imposes certain restrictions on Haleon, including certain restrictions with respect to actions following completion of the Demerger that could cause Separation to fail to qualify for its intended US federal income tax treatment. The restrictions primarily require Haleon to maintain the corporate structure of certain parts of the Group as it was immediately prior to the Demerger. For example, there are restrictions on liquidating certain subsidiaries of Haleon, or issuing or redeeming shares in those subsidiaries. In addition, there are restrictions on some intra-group disposals as well as non-ordinary course of business transactions.

As a result of these restrictions (some of which could be in place for at least two years), Haleon’s ability to engage in certain transactions, such as the disposition of certain assets and certain repurchases of its stock, may be limited (although the Group will nonetheless be entitled to take actions which would otherwise be restricted if Haleon first (i) obtains the consent of (or, in certain instances, if it consults with) GSK or Pfizer (as applicable) or, in some cases, (ii) obtains an opinion from an appropriately qualified adviser or a ruling from the IRS regarding the tax consequences of the proposed actions which, in either case, is reasonably satisfactory to GSK or Pfizer (as applicable)). Although Haleon does not currently anticipate that these restrictions would have a material adverse impact on Haleon, these restrictions may reduce Haleon’s ability to engage in certain business transactions that otherwise might be advantageous.

The Tax Covenant also contains provisions on administrative matters and the conduct of tax authority audits or disputes (including, in each case, how the parties should bear the costs and expenses of the same). It also contains certain mechanical provisions to ensure that the tax indemnities in the Pfizer SAPA operate properly post-Demerger (i.e. once Haleon is the head of a standalone group).

Separation Co-operation and Implementation Agreement

The SCIA was entered into on 1 June 2022 among GSK, Pfizer, Anacor, GSKCHH, PFCHH, CH JVCo and Haleon, and details certain actions to be taken and arrangements to be implemented to effect completion of, or which otherwise relate to, Separation. The SCIA records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties will be governed following completion of Separation.

The parties to the SCIA have agreed to co-operate to achieve completion of Separation and have undertaken to take all steps required, and to enter into (or procure the entry into of) all documents required, to effect Separation.

The parties to the SCIA have agreed and acknowledged that GSK has, subject to the terms of the Pfizer SHA, the right in its absolute discretion by notice in writing to the other parties to the SCIA at any time prior to completion of the Demerger to abandon Separation and, if GSK provides such notice, the SCIA shall automatically terminate.

The parties to the SCIA have agreed and acknowledged that they shall each take all actions that they are able to take (and shall procure so far as they are able to do so, that the members of each of their respective groups do the same), so that certain dividends to be declared and paid in connection with the Separation are so declared and paid prior to the commencement of the Demerger Completion Steps (which include

(i)	the delivery by GSK to Haleon of a duly executed transfer of the GSKCHH A Ordinary Shares in favour of Haleon, together with the relevant share certificate(s);

(ii)	the procurement by Haleon that the names of the qualifying GSK shareholders to whom Ordinary Shares are to be allotted and issued are entered into Haleon register of members; and

(iii)

the delivery, or procurement thereof, by each of GSK and Haleon of duly executed copies of certain agreements to effect the structural and operational separation of the Consumer Healthcare Business from GSK and related ancillary agreements) and, in respect of certain dividends, following receipt of certain regulatory approvals. In the event that any such dividends are in any respect defective or are susceptible to legal challenge, Haleon has agreed and has undertaken to take all possible lawful steps, (including, without limitation, distributable reserves planning and management; rectification and ratification steps; and procuring that none of CH JVCo, GSKCHH or PFCHH or any other member of the Group take steps to seek recovery of prior dividend payments), such that any amounts received by any member of the GSK Group or any member of the Pfizer Group or to which they are entitled by way of dividend can be retained by the relevant member(s) of the GSK Group or the Pfizer Group (as applicable). Haleon has further agreed, subject to certain exceptions, to indemnify GSK, each member of the GSK Group, Pfizer and each member of the Pfizer Group from and against any and all liabilities and certain costs arising before, on, or after completion of the Separation in respect of: (i) any defect in, or any actual or potential claim, proceeding, suit or action brought by any member of the Group that arises out of or in connection with any of the relevant dividends; and (ii) any failure by Haleon to take all possible steps required by the SCIA to ensure that any amounts received by any member of the GSK Group or any member of the Pfizer Group by way of any relevant dividend can be retained by the relevant member(s) of the GSK Group and/or the Pfizer Group (as applicable).

The SCIA also sets out certain other rights and obligations of the parties relating to, among other things, information rights and confidentiality. Pursuant to the terms of the SCIA, Pfizer has certain rights to certain information regarding Haleon and the Group. Subject to certain exceptions, those rights will not apply if and when Pfizer and members of Pfizer’s group cease to hold, in aggregate, Ordinary Shares or ADSs in respect of such Ordinary Shares representing at least ten per cent. of the Ordinary Shares in issue (or the ordinary shares of any ultimate holding company thereof from time to time).

The parties to the SCIA have agreed that the Pfizer SHA shall terminate with effect from UK Admission (without prejudice to any rights or liabilities arising under the Pfizer SHA prior to such termination) and that, notwithstanding any provision of the Pfizer SHA, the provisions of the Pfizer SHA that are expressly stated to continue after termination of the Pfizer SHA shall not continue and, instead, certain of such provisions shall be set out or otherwise implemented in the SCIA or other documents to be entered into in connection with the Separation.

Exchange Agreements

Subject to and shortly after completion of the Demerger, a series of share-for-share exchanges will occur pursuant to the share exchange agreements summarised below in order to rationalise Haleon’s shareholding structure such that GSK, the SLPs and Pfizer will hold their remaining interests in the Consumer Healthcare Business by holding shares in Haleon, as the listed parent company.

GSK Exchange Agreement

On 1 June 2022, GSK and Haleon entered into an exchange agreement (the “GSK Exchange Agreement”) pursuant to which GSK agreed to, conditional on completion of the Demerger, transfer all of its GSKCHH B Ordinary Shares to Haleon in exchange for the issuance by Haleon of 502,868,434 Ordinary Shares, less a number of Ordinary Shares that is equal to the number of Excess GSK Shares. The number of Ordinary Shares held by GSK at UK Admission represents 5.44 per cent. of the total issued share capital of Haleon.

SLP Exchange Agreement

On 1 June 2022, the SLPs and Haleon entered into an exchange agreement (the “SLP Exchange Agreement”) pursuant to which the SLPs agreed to, conditional on completion of the Demerger, transfer all of their GSKCHH C Ordinary Shares to Haleon in exchange for the issuance by Haleon of Ordinary Shares, representing 7.5 per cent. (in aggregate and to the nearest whole Haleon Share) of the issued and outstanding Ordinary Shares immediately following Separation.

Following completion of the Demerger Agreement, the GSK Exchange Agreement and the SLP Exchange Agreement, Haleon owned the entire issued share capital of GSKCHH.

Pfizer Exchange Agreement

On 1 June 2022, Pfizer, Anacor and Haleon entered into an exchange agreement (the “Pfizer Exchange Agreement,” and together with “GSK Exchange Agreement” and “SLP Exchange Agreement,” the “Exchange Agreements”) pursuant to which Pfizer agreed to, conditional on completion of the Demerger, transfer all of its interests in PFCHH (the company that held 32 per cent. of the ordinary shares in CH JVCo prior to the completion of the transactions contemplated by the Pfizer Exchange Agreement) to Haleon in exchange for the issuance by Haleon of Ordinary Shares to Pfizer (or its nominee) and the Depositary (on behalf of Pfizer), representing in aggregate 32 per cent. of the issued and outstanding Ordinary Shares immediately following Separation (to the nearest whole Haleon Share), and 25 million Non-Voting Preference Shares.

Following completion of the Demerger Agreement and the Exchange Agreements summarised above, Haleon indirectly owned 100 per cent. of CH JVCo.

Pfizer Relationship Agreement

The Pfizer Relationship Agreement between Haleon and Pfizer was entered into as a deed on 1 June 2022 (the “Pfizer Relationship Agreement”). The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between Haleon and Pfizer after UK Admission. References to aggregate interests in Ordinary Shares in the Pfizer Relationship Agreement include both direct holdings of Ordinary Shares and interests in Ordinary Shares held indirectly through holdings of ADSs.

Pursuant to the Pfizer Relationship Agreement, Pfizer has undertaken that, for so long as Pfizer is a controlling shareholder (as defined in Appendix I to the UK Listing Rules), it shall (and shall procure that its associates (as defined in Appendix I of the UK Listing Rules) shall): (i) conduct all transactions and arrangements with Haleon and the Group at arm’s length and on normal commercial terms; (ii) not take any action that would have the effect of preventing Haleon from complying with its obligations under the UK Listing Rules; and (iii) not propose or procure the proposal of a shareholder resolution of Haleon which is intended or appears to be intended to circumvent the proper application of the UK Listing Rules. For so long as Pfizer is a controlling shareholder, it shall (and shall, so far as it is legally able to do so, procure that its associates shall) not take any action which precludes Haleon or any other member of the Group from carrying on an independent business as its main activity.

Under the Pfizer Relationship Agreement, Pfizer is granted the right to nominate two persons to be appointed to the Board as representative directors for so long as it and its affiliates together continue to hold 20 per cent. or more of the Ordinary Shares in issue and a right to nominate one person to be appointed to the Board as a representative director for so long as it and its affiliates together continue to hold less than 20 per cent. but at least 10 per cent. of the Ordinary Shares in issue. Pfizer is subject to customary standstill provisions, subject to certain exceptions, and the Pfizer Relationship Agreement imposes certain obligations on Haleon in connection with seeking shareholder authority to carry out share repurchases to ensure that no such repurchases result in a requirement for Pfizer to make a general offer for Ordinary Shares in accordance with Rule 9 of the City Code (provided that Pfizer has not itself entered into any disqualifying transactions).

Under the Pfizer Relationship Agreement, Pfizer agrees to procure that any member of its group holding an interest in Ordinary Shares on UK Admission (including for the avoidance of doubt, Anacor) shall, for such time as that member of Pfizer’s group holds an interest in Ordinary Shares, comply with the provisions of the Pfizer Relationship Agreement as if that member of Pfizer’s group were a party to the Pfizer Relationship Agreement with the same obligations as Pfizer.

The Pfizer Relationship Agreement will terminate on the date that Pfizer and its affiliates cease to hold at least 10 per cent. of the Ordinary Shares in issue.

Transition Services Agreement

In connection with the Separation, GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, GlaxoSmithKline Consumer Healthcare (Overseas) Limited and GlaxoSmithKline Consumer Healthcare Holdings (US) LLC entered into a Transition Services Agreement on 1 June 2022 (the “Transition Services Agreement”), pursuant to which each group will provide limited services to the other on commercial terms and on an arms’ length basis for a transitional period, effective from completion of the Demerger.

Under the Transition Services Agreement, the GSK Group will provide services to the Group including: (i) the continued provision of and access to technology applications and platforms; (ii) the continued provision of various back office services and support across finance, facilities and office space; (iii) supply chain (including quality, warehouse, distribution and logistics support); and (iv) certain other services, including regulatory compliance and pharmacovigilance. The Group will also provide certain limited reverse services to the GSK Group.

Term and Termination

The Transition Services Agreement provides that the majority of services will be provided for a fixed period of not more than 12 months, and certain services may be extended subject to certain conditions. No fixed period service will continue beyond 24 months unless an extension is required as a result of force majeure, the service provider’s material breach, applicable law or an act or omission of a regulator. For event-based services, which are linked to an external trigger / event, the default position is that the service will be provided until such trigger / event occurs, plus an additional tail period of up to 6 months. These services can be extended for a period equaling 6 months (less the duration of any tail period).

Any service recipient under the Transition Services Agreement may, with respect to any service, terminate (in whole or in part) such service: (a) for convenience upon giving at least 90 days’ notice to the service provider

(such early termination may be subject to early termination costs); and (b) for services provided in connection with a delayed asset (i.e. an asset used by the service recipient to conduct the Consumer Healthcare Business as at the Demerger but which has not yet been transferred to the service recipient on the effective date of the Transition Services Agreement) provided 60 days’ notice is given to the service provider. The service provider may terminate a service (in whole or in part) in the event its contract with a subcontractor who provides the service is terminated. In addition, if a force majeure event arises, then where the service recipient has obtained the affected service(s) from a substitute source, the service recipient may terminate the agreement in respect of such affected service(s) if the service recipient wishes to continue with such substitute source, with the relevant exit costs under the applicable work package being paid to the service provider on termination.

Either the service provider or the service recipient may terminate the Transition Services Agreement upon prior written notice (in the case of limb (ii), of at least 90 days wherever possible) to the other party if: (i) the other party has materially breached or materially failed to perform any of its obligations under the agreement, and such breach has not been remedied within a cure period of at least 45 days after receipt of written notice of such failure by the non-breaching party; or (ii) the other party suffers an insolvency event. GlaxoSmithKline Services Unlimited is not entitled to terminate the agreement due to any non-compliance of the Consumer Healthcare Business with certain policies, procedures and practices of the service provider or its affiliates or applicable laws before the effective date of the Transition Services Agreement or any circumstances or conditions with respect to the Consumer Healthcare Business that existed prior to the effective date of the Transition Services Agreement, provided that GlaxoSmithKline Consumer Healthcare (Overseas) Limited must use all reasonable endeavours to remediate such noncompliance or conditions or circumstances.

Indemnities

Pursuant to the Transition Services Agreement, the service provider has agreed to indemnify the service recipient and its affiliates in respect of losses resulting from the fraud, gross negligence or wilful misconduct of the service provider or the service provider’s affiliates and subcontractors and certain liabilities relating to service provider employees.

Pursuant to the Transition Services Agreement, the service recipient has agreed to indemnify the service provider in respect of losses resulting from the provision of services under the Transition Services Agreement, except where such losses result from: (i) the fraud, gross negligence or wilful misconduct of the service provider or the service provider’s affiliates or subcontractors; (ii) a breach of the Transition Services Agreement or local country agreements by the service provider or the service provider’s affiliates or subcontractors; (iii) certain liabilities relating to service provider employees; or (iv) any third party IP violation resulting from the service provider not seeking a required consent.

Haleon Registration Rights Agreement

The registration rights agreement (the “Haleon Registration Rights Agreement”) was entered into on 1 June 2022 among Haleon, Pfizer, GSK and the SLPs. GSK, Pfizer and the SLPs, together with their respective affiliates, successors or permitted assigns, to the extent they are holders or beneficial owners of Haleon’s registrable securities, are referred to in the Haleon Registration Rights Agreement as “Holders.” Haleon’s registrable securities include all shares and ADSs held by the Holders in Haleon after Separation and equity securities issued in exchange or replacement thereof.

The Haleon Registration Rights Agreement provides for certain demand and piggyback registration rights to the Holders. Pursuant to the demand registration rights:

•

Haleon shall, no later than 60 calendar days after Separation, file with the SEC a shelf registration statement covering the resale under the US Exchange Act of all registrable securities and shall use its reasonable best efforts to have such shelf registration statement declared effective no later than the earlier of: (i) 90 calendar days following Separation if the SEC elects to “review” the shelf registration statement; and (ii) 10 business days after Haleon is notified by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review;

•

following the expiration of the lock-up restrictions in the Lock-up Deed, each Holder shall have the right to sell any part of its registrable securities in an underwritten offering pursuant to the shelf registration statement (the “Shelf Underwriting”) by delivering a written request to Haleon. Haleon shall give notice of such request to the Holders of other registrable securities registered on the shelf registration statement, and, subject to certain limitations, include in the Shelf Underwriting the registrable securities of the other requesting Holders;

•

if, following the expiration of the lock-up restrictions in the Lock-up Deed, the shelf registration statement is not available for use by the Holders, each Holder may require Haleon to file one or more registration statements covering all or any part of its registrable securities, subject to certain limitations. Haleon shall use its reasonable best efforts to file or confidentially submit with the SEC the registration statement no later than 60 days from receipt of request from the Holder if the registration is on Form F-1 or Form S-1 (or 30 days if the registration is on Form F-3 or Form S-3); and

•

the Haleon Registration Rights Agreement includes customary provisions that permit Haleon to postpone filing or confidentially submitting a registration statement, or if a registration statement has been filed or confidentially submitted, suspend use of, or withdraw, such registration statement for a limited duration to avoid disclosing material non-public information in certain circumstances.

Pursuant to the piggyback registration right, if Haleon registers any of its equity securities for its own account or for the account of any other shareholder under the Securities Act, Haleon shall give written notice of its intention to do so to each of the Holders of record of registrable securities. Upon the written request from a Holder, Haleon shall, subject to certain limitations, use its reasonable best efforts to cause such Holder’s registrable securities to be registered under the Securities Act.

The Haleon Registration Rights Agreement requires Haleon to provide a standard indemnity to the Holders against any claims relating to any untrue statement of a material fact (or omission of a material fact) in any registration statement, a prospectus or the information conveyed by Haleon to any purchaser at the time of the sale to such purchaser, or any violation by Haleon of applicable law. The Haleon Registration Rights Agreement also requires each Holder to indemnify Haleon, subject to certain limitations and with an opportunity to cure, with respect to any untrue statement of a material fact (or omission of a material fact) in any registration statement or prospectus, if such statement or omission was made in reliance upon and in strict conformity with written information furnished to Haleon by such Holder specifically for the use therein.

The Haleon Registration Rights Agreement requires Haleon to pay all expenses associated with the registration of the registrable securities under the Haleon Registration Rights Agreement, but excluding transfer taxes and commissions payable in an underwritten offering, which will be payable by the Holders.

Pre-Separation Financing Agreements

Pre-Separation Programme Notes

On 16 March 2022, the EMTN Issuers established the Programme pursuant to which the EMTN Issuers may issue notes from time to time. As at the date of this prospectus, the EMTN Issuers have issued the Pre-Separation Programme Notes under the Programme. The Pre-Separation Programme Notes are constituted by a trust deed dated 16 March 2022 among the EMTN Issuers, GSK and Haleon as guarantors and Deutsche Trustee Company Limited as trustee for the noteholders (the “Trust Deed”). For a description of the Programme and the

Pre-Separation Programme Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness—Pre-Separation Programme Notes.” The Pre-Separation Programme Notes were offered and sold to non-US persons in reliance on Regulation S of the Securities Act. The Trust Deed for the Programme includes customary covenants and events of default for financings of this type and is redeemable as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness—Pre-Separation Programme Notes.”

Old Notes

On 24 March 2022, the US Issuer and the UK Issuer issued the Old Notes. The Old Notes were issued under the Indenture (as defined below). The Old Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-US persons in reliance on Regulation S of the Securities Act. The Indenture includes customary covenants and events of default for financings of this type and is redeemable as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness—Old Notes.”

In connection with the issuance of the Old Notes, on 24 March 2022, the US Issuer, the UK Issuer, GSK, Haleon and the initial purchasers of the Old Notes entered into the Registration Rights Agreement, pursuant to which Haleon and each of the US Issuer and the UK Issuer agreed to use commercially reasonable efforts to (1) file with the SEC a registration statement (the “Exchange Offer Registration Statement”) on an appropriate form under the Securities Act with respect to an offer to exchange each series of the Old Notes issued by the US Issuer (with respect to the US Issuer) or the Old Notes issued by the UK Issuer (with respect to the UK Issuer) (the “Exchange Offer”) for new notes with the same aggregate principal amount and terms substantially identical in all material respects to the applicable series of the Old Notes (except that the New Notes will not be (i) subject to restrictions on transfer, (ii) subject to special mandatory redemption provisions, or (iii) subject to any increase in annual interest rate for failure to comply with the Registration Rights Agreement); (2) to cause the Exchange Offer Registration Statement to be declared effective by the SEC under the Securities Act; and (3) to consummate the Exchange Offer not later than 17 July 2023.

Term Loan Facility

On 18 February 2022, CH JVCo entered into the Term Loan Facility with a total commitment of £1,500,000,000 provided by various relationship banks of the Group. On 13 July 2022, £1,493,861,751 was drawn. For a description of the Term Loan Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources and Indebtedness—Term Loan Facility.”

THE EXCHANGE OFFERS

This is a summary of the exchange offers and the material provisions of the Registration Rights Agreement. This section may not contain all the information that you should consider regarding the exchange offers and the Registration Rights Agreement before participating in the exchange offers. For more detail, you should refer to the Registration Rights Agreement.

Background and Purpose of the Exchange Offers

On 24 March 2022, the US Issuer issued the US Issuer Old Notes and the UK Issuer issued the UK Issuer Old Notes. The Old Notes are unconditionally and irrevocably guaranteed by Haleon. The Old Notes are unregistered and were issued by the Issuers in private placements to certain initial purchasers, who resold such Old Notes in offshore transactions and to qualified institutional buyers in transactions exempt from the registration requirements of the Securities Act.

As long as we determine that applicable law and interpretations by the SEC staff permit us to make the exchange offers, the Registration Rights Agreement requires that we use our commercially reasonable efforts to cause to be filed a registration statement for a registered exchange offer relating to new securities with terms substantially similar to the relevant series of Old Notes and have such registration statement become and remain effective until 90 days after the last exchange date for use by one or more participating broker-dealers. The exchange offers described in this prospectus will satisfy our obligations under the Registration Rights Agreement relating to the Old Notes.

General Terms of the Exchange Offers

We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange the Old Notes for New Notes.

New Notes	Corresponding Old Notes
The Callable Fixed Rate Notes	The Old Callable Fixed Rate Notes
The Callable Floating Rate Notes	The Old Callable Floating Rate Notes
The 2027 Fixed Rate Notes	The Old 2027 Fixed Rate Notes
The 2029 Fixed Rate Notes	The Old 2029 Fixed Rate Notes
The 2032 Fixed Rate Notes	The Old 2032 Fixed Rate Notes
The 2052 Fixed Rate Notes	The Old 2052 Fixed Rate Notes
The 2025 Fixed Rate Notes	The Old 2025 Fixed Rate Notes

As of the date of this prospectus, the following amounts of each series are outstanding:

•	$700,000,000 aggregate principal amount of the Old Callable Fixed Rate Notes;

•	$300,000,000 aggregate principal amount of the Old Callable Floating Rate Notes;

•	$2,000,000,000 aggregate principal amount of the Old 2027 Fixed Rate Notes;

•	$1,000,000,000 aggregate principal amount of the Old 2029 Fixed Rate Notes;

•	$2,000,000,000 aggregate principal amount of the Old 2032 Fixed Rate Notes;

•	$1,000,000,000 aggregate principal amount of the Old 2052 Fixed Rate Notes;

•	$1,750,000,000 aggregate principal amount of the Old 2025 Fixed Rate Notes;

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange all Old Notes that are validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue New Notes of each series in exchange for an equal principal amount of outstanding Old Notes of the corresponding series accepted in the exchange offers. Holders may tender their Old Notes only in a principal amount of $250,000 and integral multiples of $1,000 in excess thereof. Subject to these requirements, you may tender less than the aggregate principal amount of any series of Old Notes you hold, as long as you appropriately indicate this fact in your acceptance of the exchange offers.

We are sending this prospectus to all holders of record of the Old Notes as of 29 September 2022. However, we have chosen this date solely for administrative purposes, and there is no fixed record date for determining which holders of Old Notes are entitled to participate in the exchange offers. Only holders of Old Notes, their legal representatives or their attorneys-in-fact may participate in the exchange offers.

The exchange offers are not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, our obligation to accept Old Notes for exchange is subject to certain conditions as set forth below under “—Conditions to the Exchange Offers.”

Any holder of Old Notes that is an “affiliate” of the US Issuer or the UK Issuer or an “affiliate” of the Guarantor may not participate in the exchange offers. We use the term “affiliate” as defined in Rule 405 of the Securities Act.

We will have formally accepted validly tendered Old Notes when we give written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the purpose of receiving Old Notes from holders and delivering New Notes to them in exchange.

The New Notes issued pursuant to the exchange offers will be delivered promptly following the expiration date. If we do not extend the expiration date, then we would expect to deliver the New Notes on or about 2 November 2022.

Resale of New Notes

Based on an interpretation by the SEC staff set forth in no-action letters issued to third parties, we believe that you may offer the New Notes issued in the exchange offers for resale, resell them or otherwise transfer them without compliance with the registration and prospectus delivery provisions of the Securities Act, as long as:

•	you are not a broker-dealer who purchased the Old Notes directly from us for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	you are not an “affiliate” of the Issuers or of the Guarantor, as that term is defined in Rule 405 of the Securities Act; and

•

you are acquiring the New Notes in the ordinary course of your business, you are not participating in, and do not intend to participate in, a distribution of the New Notes and you have no arrangement or understanding with any person to participate in a distribution of the New Notes.

If you acquire New Notes in the exchange offers for the purpose of distributing or participating in a distribution of the New Notes or you have any arrangement or understanding with respect to the distribution of the New Notes, you may not rely on the position of the staff of the SEC enunciated in the no-action letters to Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available April 13, 1988), or interpreted in the SEC interpretative letter to Shearman & Sterling LLP (available July 2, 1993), or similar no-action or interpretative letters, and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction and be identified as an underwriter in such prospectus.

Each broker-dealer participating in the exchange offers must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities. By acknowledging this obligation and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities. We have agreed to use our commercially reasonable efforts to have the registration statement, which this prospectus forms part of, become and remain effective until 90 days after the last exchange date for use by one or more participating broker-dealers. See “Plan of Distribution.”

Expiration Date; Extensions; Amendments

The exchange offers will expire on 28 October 2022, at 5:00 p.m., New York City time, unless we extend the exchange offers. If we extend them, the exchange offers will expire on the latest date and time to which they are extended.

If we elect to extend the expiration date, we will notify the exchange agent of the extension by written notice and will make a public announcement regarding the extension prior to 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, to:

•	delay accepting any Old Notes tendered,

•	extend the exchange offers, and

•	amend the terms of the exchange offers in any manner.

If we amend the terms of the exchange offers, we will promptly disclose the amendments in a new prospectus that we will distribute to the registered holders of the Old Notes. The term “registered holder” as used in this prospectus with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the trustee.

Holders’ Deemed Representations, Warranties and Undertakings

By tendering your Old Notes pursuant to the terms of the exchange offers, you are deemed to make certain acknowledgments, representations, warranties and undertakings to the issuer and the exchange agent, including that, as of the time of your tender and on the settlement date:

1.	any New Notes you receive in exchange for Old Notes tendered by you in the exchange offers will be acquired in the ordinary course of business by you;

2.

you own, or have confirmed that the party on whose behalf you are acting owns, the Old Notes being offered, and have the full power and authority to offer for exchange the Old Notes offered by you, and that if the same are accepted for exchange by the Issuer pursuant to the exchange offers, the Issuer will acquire good and marketable title thereto on the settlement date, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

3.	if you or any such other holder of Old Notes is not a broker-dealer, neither you nor such other person is engaged in, or intends to engage in, a distribution of the New Notes;

4.	neither you nor any person who will receive the New Notes has any arrangement or understanding with any person to participate in a distribution of the New Notes;

5.	you are not an “affiliate” of the Issuers or of the Guarantor, as that term is defined in Rule 405 of the Securities Act;

6.

if you or any such other holder of Old Notes is a broker-dealer, you will receive New Notes for your own account in exchange for Old Notes that were acquired by you as a result of market-making activities or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale of such New Notes. However, by so acknowledging and by delivering a prospectus, you or such other person will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

7.

the exchange offers are being made in reliance upon existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to the Issuers and the Guarantor that the new securities issued in exchange for the old securities pursuant to the exchange offers may be offered for sale, resold and otherwise transferred by holders thereof (other than any such holder that is an “affiliate” of the issuer or of the guarantor within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new securities are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of such new securities;

8.

you acknowledge that your exchange offer constitutes an irrevocable offer to exchange the Old Notes specified therein for New Notes, on the terms and subject to the conditions of the exchange offers (and subject to the relevant Issuer’s right to terminate or amend the exchange offers and to your right to withdraw your acceptance prior to 5:00 p.m., New York City time, on the expiration date, in either case in the manner specified in this prospectus);

9.

all questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders will be determined by the relevant Issuer, in its sole discretion, which determination shall be final and binding;

10.	you will, upon request, execute and deliver any additional documents deemed by the exchange agent or the relevant Issuer to be necessary or desirable to complete such exchange;

11.

if your Old Notes are held through an account at DTC, you have (1) delivered your Old Notes by book-entry transfer to the account maintained by the exchange agent at the book-entry transfer facility maintained by DTC and (2) you have transmitted your acceptance of the exchange offers to DTC electronically through DTC’s ATOP system in accordance with DTC’s normal procedures; and

12.	you authorize the exchange agent and/or DTC, as the case may be, to take those actions specified in this prospectus with respect to the Old Notes that are the subject of the exchange offers.

Procedures for Tendering Old Notes

Old Notes can only be tendered by a financial institution that is a participant in the book-entry transfer system of DTC. All of the Old Notes are issued in the form of global securities that trade in the book-entry systems of DTC.

If you are a DTC participant and you wish to tender your Old Notes in the exchange offers, you must:

1.

transmit your Old Notes by book-entry transfer to the account maintained by the exchange agent at the book-entry transfer facility system maintained by DTC before 5:00 p.m., New York City time, on the expiration date; and

2.

acknowledge and agree to be bound by the terms set forth under “—Holders’ Deemed Representations, Warranties and Undertakings” through the electronic transmission of an agent’s message via DTC’s ATOP system.

The term “agent’s message” means a computer-generated message that DTC’s book-entry transfer facility has transmitted to the exchange agent and that the exchange agent has received. The agent’s message forms part of a book-entry transfer confirmation, which states that DTC has received an express acknowledgment from you as the participating holder tendering Old Notes. We may enforce this agreement against you.

If you are not a direct participant in DTC and hold your Old Notes through a DTC participant, you or the custodian through which you hold your Old Notes must submit, in accordance with the procedures of DTC, computerized instructions to DTC to transfer your Old Notes to the exchange agent’s account at DTC and make, on your behalf, the acknowledgments, representations, warranties and undertakings set forth under “—Holders’ Deemed Representations, Warranties and Undertakings” through the electronic submission of an agent’s message via DTC’s ATOP system.

You must be sure to take these steps sufficiently in advance of the expiration date to allow enough time for any DTC participant or custodian through which you hold your Old Notes, as applicable, to arrange for the timely electronic delivery of your Old Notes and submission of an agent’s message through DTC’s ATOP system.

If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender Old Notes in the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

Your tender of Old Notes and our acceptance of them as part of the exchange offers will constitute an agreement between you, the Issuers and the Guarantor under which all of us accept the terms and conditions contained in this prospectus.

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of Old Notes tendered for exchange, and our determinations will be final and binding. We reserve the absolute right to reject any and all Old Notes that are not properly tendered or any Old Notes which we cannot, in our opinion or that of our counsel, lawfully accept. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offers as to particular Old Notes or particular holders of Old Notes either before or after the expiration date.

Our interpretation of the terms and conditions of the exchange offers will be final and binding on all parties. Unless we waive them, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within a period of time that we will determine. While we will use reasonable efforts to notify holders of defects or irregularities with respect to tenders of Old Notes for exchange, we will not incur any liability for failure to give notification. We will not consider Old Notes to have been tendered until any defects or irregularities have been cured or waived.

Acceptance of Old Notes for Exchange; Delivery of New Notes

After all the conditions to the exchange offers have been satisfied or waived, we will accept any and all Old Notes that are properly tendered before 5:00 p.m., New York City time, on the expiration date. We will deliver the New Notes that we issue in the exchange offers promptly after expiration of the exchange offers. For purposes of the exchange offers, we will have formally accepted validly tendered Old Notes when we give written notice of acceptance to the exchange agent.

We will issue New Notes in exchange for Old Notes only after the exchange agent’s timely receipt of:

•	a confirmation of a book-entry transfer of the Old Notes into the exchange agent’s DTC account; and

•

an agent’s message transmitted through DTC’s ATOP system in which the tendering holder acknowledges and agrees to be bound by the terms set forth under “—Holders’ Deemed Representations, Warranties and Undertakings.”

However, we reserve the absolute right to waive any defects or irregularities in any tenders of Old Notes for exchange. If we do not accept any tendered Old Notes for any reason, they will be returned, without expense to the tendering holder, as promptly as practicable after the expiration or termination of the exchange offers.

The New Notes will bear interest from the most recent date to which interest on the Old Notes has been paid. Old Notes accepted for exchange will cease to accrue interest from and after the date of completion of the applicable exchange offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment for accrued interest on the Old Notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the applicable exchange offer and will be deemed to have waived their rights to receive the accrued interest on the Old Notes.

Withdrawal of Tenders

Unless we have already accepted the Old Notes under the exchange offers, you may withdraw your tendered Old Notes at any time before 5:00 p.m., New York City time, on the scheduled expiration date. We may extend the expiration date without extending withdrawal rights.

For a withdrawal to be effective, the exchange agent must receive a written notice through the electronic submission of an agent’s message through, and in accordance with, the withdrawal procedures applicable to DTC’s ATOP system, before we have accepted the Old Notes for exchange and before 5:00 p.m., New York City time, on the scheduled expiration date. Notices of withdrawal must:

1.	specify the name of the person who deposited the Old Notes to be withdrawn;

2.	identify the series of Old Notes to be withdrawn, including the principal amount of such Old Notes; and

3.	be signed electronically by the holder in the same manner as the original signature by which the holder tendered the Old Notes.

We will determine in our sole discretion all questions relating to the validity, form, eligibility and time of receipt of withdrawal notices. We will consider Old Notes that are properly withdrawn as not validly tendered for exchange for purposes of the exchange offers. Any Old Notes that are tendered for exchange but are withdrawn will be returned to their holder, without cost, as soon as practicable after their valid withdrawal. You may retender any Old Notes that have been properly withdrawn at any time on or before the expiration date by following the procedures described under “—Procedures for Tendering Old Notes” above.

If you are not a direct participant in DTC, you must, in accordance with the rules of the DTC participant who holds your Old Notes, arrange for a direct participant in DTC to submit your written notice of withdrawal to DTC electronically.

Conditions to the Exchange Offers

Notwithstanding any other terms of the exchange offers or any extension of the exchange offers, there are some circumstances in which we are not required to accept Old Notes for exchange or issue New Notes in exchange for them. In these circumstances, we may terminate or amend the exchange offers as described above before accepting Old Notes. We may take these steps if:

•	the registration statement this prospectus forms part of has not been declared effective by the SEC;

•	we determine that we are not permitted to effect the exchange offers because of any change in law or applicable interpretations by the SEC;

•

a stop order is in effect or has been threatened with respect to the exchange offers or the qualification of the indenture under the Trust Indenture Act of 1939, as amended, or the “Trust Indenture Act;”

provided that we use our commercially reasonable efforts to prevent the stop order from being issued, or if it has been issued, to have it withdrawn as promptly as practicable; or

•	we determine in our reasonable judgment that our ability to proceed with the exchange offers may be materially impaired because of changes in the SEC staff’s interpretations.

If we determine, in good faith, that any of the foregoing conditions are not satisfied, we have the right to:

•	refuse to accept any Old Notes and return all tendered securities to the tendering holders;

•	extend the exchange offers and retain all Old Notes that were tendered prior to the expiration date, unless the holders exercise their right to withdraw them (see “—Withdrawal of Tenders” above); or

•

waive the unsatisfied conditions of the exchange offers (except the condition that the registration statement of which this prospectus forms part has been declared effective by the SEC, which we may not waive) and accept all validly tendered Old Notes that have not been withdrawn. If a waiver of this type constitutes a material change to the exchange offers, we will promptly disclose the waiver in a supplement to this prospectus that will be distributed to the registered holders. We may also extend the exchange offers for a period of time, depending on the waiver’s significance and the manner in which it was disclosed to the registered holders, if the exchange offers would otherwise expire during that period.

Consequences of Failure to Exchange

You will not be able to exchange Old Notes for New Notes under the exchange offers if you do not tender your Old Notes by the expiration date. After the exchange offers expire, holders may not offer or sell their untendered Old Notes in the United States except in accordance with an applicable exemption from the registration requirements of the Securities Act. However, subject to some conditions, we have an obligation to file a shelf registration statement covering resales of untendered Old Notes, as discussed below under “—Shelf Registration Statement.”

The Exchange Agent

Global Bondholder Services Corporation is serving as the exchange agent for the exchange offers. All tendered Old Notes and other related documents should be directed to the exchange agent, by book-entry transfer as detailed under “—Procedures for Tendering Old Notes.” You should address questions, requests for assistance and requests for additional copies of this prospectus and other related documents to the exchange agent as follows:

Global Bondholder Services Corporation

By Facsimile (Eligible Institutions Only): (212) 430-3775 Attention: Corporate Actions	By Mail or Hand: 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions

For Information or Confirmation by Telephone:

Banks and Brokers Call Collect: (212) 430-3774

All Others Please Call Toll-Free: (855) 654-2014

If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than to any facsimile number indicated above, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will pay all expenses related to our performance of the exchange offers, including:

•	all SEC registration and filing fees and expenses; all costs related to compliance with federal securities and state “blue sky” laws;

•	all printing expenses;

•	all fees and disbursements of our counsel; and

•	all fees and disbursements of our independent registered public accountants.

We will not make any payments with respect to fees and expenses of counsel to underwriters or holders and underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of the Old Notes by a holder and any other costs or expenses of underwriters or holders.

Shelf Registration Statement

Under the Registration Rights Agreement, in the event that (i) we determine that the registration of the exchange offer would violate any applicable law or applicable interpretations of the SEC staff or (ii) upon receipt of a written request (a “Shelf Request”) from any Initial Purchaser (as defined in the Registration Rights Agreement) representing that it holds the Old Notes that are or were ineligible to be exchanged in the exchange offers, we shall use our commercially reasonable efforts to cause to be filed a shelf registration statement providing for the sale of all Old Notes by the holders thereof, subject to certain requirements set forth in the Registration Rights Agreement (the “Shelf Registration Statement”).

We shall use our commercially reasonable efforts to keep the Shelf Registration Statement, if required, continuously effective until the earliest of (x) the date the Old Notes cease to be registrable securities pursuant to the Registration Rights Agreement, (y) one year after 17 July 2022, and (z) the date when holders, other than holders that are “affiliates” (as defined in Rule 144 under the Securities Act) of the relevant Issuer, are able to sell the relevant Old Notes without restriction, and without reliance as to the availability of current public information, pursuant to Rule 144 under the Securities Act (the “Shelf Effectiveness Period”).

Additional Interest

Under the Registration Rights Agreement we must pay additional interest to holders of Old Notes of the relevant series in the event of any of the following registration defaults:

1.	the exchange offers are not completed on or prior to 17 July 2023;

2.

the Shelf Registration Statement required to be filed pursuant to Registration Rights Agreement has not become effective on or prior to (a) 17 July 2023 or, if the relevant Issuer receives a Shelf Request, (b) 90 days after delivery of such Shelf Request, whichever is later; or

3.

the Shelf Registration Statement required to be filed pursuant to Registration Rights Agreement has become effective and thereafter ceases to be effective or the prospectus contained therein ceases to be usable at any time during the Shelf Effectiveness Period, and such failure to remain effective or usable exists for more than 180 days (whether or not consecutive) in any 12-month period.

If a registration default occurs, the interest rate on the Old Notes will be increased by (i) 0.25 per cet. per annum for the first 90-day period beginning on the day immediately following such registration default and (ii) an additional 0.25 per cet. per annum with respect to each subsequent 90-day period, in each case until and including the date such registration default ends, up to a maximum increase of 0.50 per cent. per annum (such increase, an “additional interest”); provided that an additional interest will not accrue after the Shelf Effectiveness Period. A registration default ends when the Old Notes cease to be registrable securities pursuant to the Registration Rights Agreement or, if earlier, once we have cured the relevant registration defaults. We will not be required to pay additional interest once the Old Notes become freely tradeable under Rule 144 under the Securities Act.

DESCRIPTION OF THE NEW NOTES AND GUARANTEE

The following description is a summary of the material provisions of the New Notes, the Indenture and the related Guarantee but does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the New Notes, the Indenture and the related Guarantee. Certain definitions of capitalised terms used in the following description but not defined herein have the meaning assigned to them in the Indenture. The Issuers and the Guarantor urge you to read the Indenture, the New Notes and the related Guarantee because they, and not this description, define your rights as noteholders.

General

The US Issuer will issue the US Issuer Notes and the UK Issuer will issue the UK Issuer Notes promptly following the expiration date, which is expected to be 2 November 2022 (the “Issue Date”), in each case, under an indenture, dated as of 24 March 2022 (the “Indenture”), among the Issuers, GSK, the Guarantor and Deutsche Bank Trust Company Americas, as Trustee, Registrar, paying agent, transfer agent and calculation agent.

Each of the Issuers will issue the New Notes in book-entry form only, in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof.

“business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York or London, England are authorised or obligated by law, regulation or executive order to be closed.

“London business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in London, England are authorised or obligated by law, regulation or executive order to be closed.

Each of the Issuers or any of its subsidiaries may at any time and from time to time purchase the New Notes in the open market or by tender or by private agreement, if applicable law allows. The New Notes purchased by any of the Issuers or any of their subsidiaries may be held, resold or surrendered by the purchaser thereof through any of the Issuers to the Trustee or any paying agent for cancellation.

Principal and Maturity

The UK Issuer will issue the 2025 Fixed Rate Notes in the initial aggregate principal amount of $1,750,000,000. The 2025 Fixed Rate Notes will mature on 24 March 2025 (the “2025 Fixed Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

The US Issuer will issue the 2027 Fixed Rate Notes in the initial aggregate principal amount of $2,000,000,000. The 2027 Fixed Rate Notes will mature on 24 March 2027 (the “2027 Fixed Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

The US Issuer will issue the 2029 Fixed Rate Notes in the initial aggregate principal amount of $1,000,000,000. The 2029 Fixed Rate Notes will mature on 24 March 2029 (the “2029 Fixed Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

The US Issuer will issue the 2032 Fixed Rate Notes in the initial aggregate principal amount of $2,000,000,000. The 2032 Fixed Rate Notes will mature on 24 March 2032 (the “2032 Fixed Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

The US Issuer will issue the 2052 Fixed Rate Notes in the initial aggregate principal amount of $1,000,000,000. The 2052 Fixed Rate Notes will mature on 24 March 2052 (the “2052 Fixed Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

The US Issuer will issue the Callable Fixed Rate Notes (together with the 2025 Fixed Rate Notes, the 2027 Fixed Rate Notes, the 2029 Fixed Rate Notes, the 2032 Fixed Rate Notes and the 2052 Fixed Rate Notes, the “Fixed Rate Notes”) in the initial aggregate principal amount of $700,000,000. The Callable Fixed Rate Notes will mature on 24 March 2024 (the “Callable Fixed Rate Notes Maturity Date” and, together with the 2025 Fixed Rate Notes Maturity Date, the 2027 Fixed Rate Notes Maturity Date, the 2029 Fixed Rate Notes Maturity Date, the 2032 Fixed Rate Notes Maturity Date and the 2052 Fixed Rate Notes Maturity Date, the “Fixed Rate Notes Maturity Dates” and each a “Fixed Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

The US Issuer will issue the Callable Floating Rate Notes in the initial aggregate principal amount of $300,000,000. The Callable Floating Rate Notes will mature on 24 March 2024 (the “Callable Floating Rate Notes Maturity Date”) unless redeemed or purchased prior to such date as described below.

As used in this prospectus, the “New Notes” means the Fixed Rate Notes and the Callable Floating Rate Notes, collectively, and “Maturity Date” means any of a Fixed Rate Notes Maturity Date or a Callable Floating Rate Notes Maturity Date, as applicable.

As used in this prospectus, the “US Issuer Notes” means, collectively, the 2027 Fixed Rate Notes, the 2029 Fixed Rate Notes, the 2032 Fixed Rate Notes, the 2052 Fixed Rate Notes, the Callable Fixed Rate Notes, and the Callable Floating Rate Notes, “US Issuer Fixed Rate Notes” means, collectively, the 2027 Fixed Rate Notes, the 2029 Fixed Rate Notes, the 2032 Fixed Rate Notes, the 2052 Fixed Rate Notes and the Callable Fixed Rate Notes, and “UK Issuer Notes” means the 2025 Fixed Rate Notes.

Interest

Fixed Rate Notes

Interest on the 2025 Fixed Rate Notes will be payable at a rate of 3.125% per annum. Interest on the 2027 Fixed Rate Notes will be payable at a rate of 3.375% per annum. Interest on the 2029 Fixed Rate Notes will be payable at a rate of 3.375% per annum. Interest on the 2032 Fixed Rate Notes will be payable at a rate of 3.625% per annum. Interest on the 2052 Fixed Rate Notes will be payable at a rate of 4.000% per annum. Interest on the Callable Fixed Rate Notes will be payable at a rate of 3.024% per annum.

Interest on the Fixed Rate Notes will be payable semi-annually in arrear on 24 March and 24 September of each year, commencing on 24 March 2023 (each a “Fixed Rate Notes Interest Payment Date”), to the person in whose name the applicable Fixed Rate Note is registered at the close of business on the Regular Record Date that precedes the applicable Fixed Rate Notes Interest Payment Date. As used in this prospectus, “Regular Record Date” means the 15th calendar day preceding each Fixed Rate Notes Interest Payment Date or Callable Floating Rate Notes Interest Payment Date (as defined above), whether or not a business day.

The Fixed Rate Notes will each bear interest at the applicable interest rate described above and will accrue interest from (and including) 24 September 2022, or from the most recent Fixed Rate Notes Interest Payment Date, to (but excluding) the next succeeding Fixed Rate Notes Interest Payment Date.

Interest on the Fixed Rate Notes will be paid on the basis of twelve 30-day months assuming a 360-day year.

If a Fixed Rate Notes Interest Payment Date, a redemption date for the Fixed Rate Notes, or a Fixed Rate Notes Maturity Date, as the case may be, would fall on a day that is not a business day, then the required payment will be made on the next succeeding business day, but no additional interest shall be paid unless the US Issuer, with respect to the US Issuer Fixed Rate Notes, or the UK Issuer, with respect to the 2025 Fixed Rate Notes, as applicable, fails to make payment on such next succeeding business day.

Callable Floating Rate Notes

The interest rate on the Callable Floating Rate Notes for any Callable Floating Rate Notes Interest Period will be a per annum rate equal to the Benchmark, as determined on the applicable Interest Determination Date (as defined below) plus 0.89% per annum (the “Callable Floating Rate Notes Margin”). As used in this prospectus, “Callable Floating Rate Notes Interest Period” means the period beginning on (and including) a Callable Floating Rate Notes Interest Payment Date and ending on (but excluding) the next succeeding Callable Floating Rate Notes Interest Payment Date; provided that the first Callable Floating Rate Notes Interest Period will begin on (and include) 24 September 2022 and will end on (but exclude) the first Callable Floating Rate Notes Interest Payment Date (as defined above).

The interest rate on the Callable Floating Rate Notes will be calculated quarterly on the date two USGS Business Days (as defined below) before each Callable Floating Rate Notes Interest Payment Date (each such date, an “Interest Determination Date”).

Interest on the Callable Floating Rate Notes will be payable quarterly in arrear on 24 March, 24 June, 24 September and 24 December of each year, commencing on 24 December 2022 (each a “Callable Floating Rate Notes Interest Payment Date”), to the person in whose name a Floating Rate Note is registered at the close of business on the Regular Record Date that precedes the applicable Callable Floating Rate Notes Interest Payment Date.

Interest on the Callable Floating Rate Notes will be calculated on the basis of the actual number of days in each Callable Floating Rate Notes Interest Period, assuming a 360-day year.

If any scheduled Callable Floating Rate Notes Interest Payment Date (other than a Callable Floating Rate Notes Maturity Date), is not a business day, such Callable Floating Rate Notes Interest Payment Date will be postponed to the next day that is a business day; provided that if that business day falls in the next succeeding calendar month, such Callable Floating Rate Notes Interest Payment Date will be the immediately preceding business day. If any such Callable Floating Rate Notes Interest Payment Date (other than a Callable Floating Rate Notes Maturity Date), is postponed or brought forward as described above, the payment of interest due on such postponed or brought forward Callable Floating Rate Notes Interest Payment Date will include interest accrued to but excluding such postponed or brought forward Callable Floating Rate Notes Interest Payment Date. If a Callable Floating Rate Notes Maturity Date or date of redemption or repayment of the Callable Floating Rate Notes is not a business day, the US Issuer may pay interest and principal on the next succeeding business day, but interest on that payment will not accrue during the period from and after the Callable Floating Rate Notes Maturity Date or date of redemption or repayment of the Callable Floating Rate Notes. If a date of redemption or repayment of any of the Callable Floating Rate Notes does not occur on a Callable Floating Rate Notes Interest Payment Date, (i) the related Interest Determination Date shall be deemed to be the date that is two USGS Business Days prior to such date of redemption or repayment, (ii) the related Observation Period shall be deemed to end on (but exclude) the date two USGS Business Days falling prior to such date of redemption or repayment, (iii) the Callable Floating Rate Notes Interest Period will be deemed to be shortened accordingly and (iv) corresponding adjustments will be deemed to be made to the Compounded Daily SOFR formula.

Calculation of the Benchmark

The “Benchmark” means, initially, Compounded Daily SOFR; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Compounded Daily SOFR” means, in relation to a Callable Floating Rate Notes Interest Period, the rate of return of a daily compound interest investment (with SOFR as reference rate for the calculation of interest) during the related Observation Period and will be calculated by the calculation agent on the related Interest Determination Date as follows:

Where:

“d” means, in relation to any Observation Period, the number of calendar days in such Observation Period;

“d0” means, in relation to any Observation Period, the number of USGS Business Days in such Observation Period;

“i” means, in relation to any Observation Period, a series of whole numbers from one to d0, each representing the relevant USGS Business Day in chronological order from (and including) the first USGS Business Day in such Observation Period;

“ni” means, in relation to any USGS Business Day “i” in the relevant Observation Period, the number of calendar days from (and including) such USGS Business Day “i” up to (but excluding) the following USGS Business Day;

“Observation Period” means, in respect of each Callable Floating Rate Notes Interest Period, the period from (and including) the date two USGS Business Days falling prior to the first date in such Callable Floating Rate Notes Interest Period to (but excluding) the date two USGS Business Days preceding the Callable Floating Rate Notes Interest Payment Date for such Callable Floating Rate Notes Interest Period; provided that the first Observation Period shall commence on (and include) the date two USGS Business Days falling prior to 24 September 2022;

“SOFR” means, in relation to any day, the rate determined by the calculation agent in accordance with the following provisions:

(1)	the daily Secured Overnight Financing Rate for trades made on such day, available at or around the Reference Time (as defined below) on the NY Federal Reserve’s Website (as defined below);

(2)

if the rate specified in (1) above is not available at or around the Reference Time for such day (and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred), the daily Secured Overnight Financing Rate in respect of the last USGS Business Day for which such rate was published on the NY Federal Reserve’s Website;

“SOFRi” means, in relation to any USGS Business Day “i” in the relevant Observation Period, SOFR in respect of such USGS Business Day; and

“USGS Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association or any successor thereto recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US government securities.

Notwithstanding clauses (1) and (2) of the definition of “SOFR” above, if the US Issuer or its designee (in consultation with the US Issuer) determines on or prior to the relevant Interest Determination Date that a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR, then the “Benchmark Transition Provisions” set forth below will thereafter apply to all determinations of the rate of interest payable on the Callable Floating Rate Notes.

In accordance with and subject to the Benchmark Transition Provisions, after a Benchmark Transition Event and related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each Callable Floating Rate Notes Interest Period will be determined by reference to a rate per annum equal to the Benchmark Replacement plus the applicable Margin.

Benchmark Transition Provisions

If the US Issuer or its designee (in consultation with the US Issuer) determines that a Benchmark Transition Event and related Benchmark Replacement Date have occurred prior to the applicable Reference Time in respect of any determination of the Benchmark on any date, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Callable Floating Rate Notes in respect of such determination on such date and all determinations on all subsequent dates; provided that, if the US Issuer or its designee (in consultation with the US Issuer) is unable to or do not determine a Benchmark Replacement in accordance with the provisions below prior to 5:00 p.m. (New York time) on the relevant Interest Determination Date, the interest rate for the related Callable Floating Rate Notes Interest Period will be equal to the interest rate in effect for the immediately preceding Callable Floating Rate Notes Interest Period or, in the case of the Interest Determination Date prior to the first Callable Floating Rate Notes Interest Payment Date, the initial rate of interest applicable to the Old Callable Floating Rate Notes for the interest period ending on (and excluding) 24 September 2022.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the US Issuer or its designee (in consultation with the US Issuer) as of the Benchmark Replacement Date:

(1)

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (as defined below) (if any) and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3)

the sum of: (a) the alternate rate of interest that has been selected by the US Issuer or its designee (in consultation with the US Issuer) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for US dollar-denominated Callable Floating Rate Notes at such time and (b) the Benchmark Replacement Adjustment.

In connection with the implementation of a Benchmark Replacement the US Issuer or its designee (in consultation with the US Issuer) will have the right to make changes to (1) any Interest Determination Date, Callable Floating Rate Notes Interest Payment Date, Reference Time, business day convention or Callable Floating Rate Notes Interest Period, (2) the manner, timing and frequency of determining the rate and amounts of interest that are payable on the Callable Floating Rate Notes and the conventions relating to such determination and calculations with respect to interest, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the Callable Floating Rate Notes, in each case that the US Issuer or its designee (in consultation with the US Issuer) determines, from time to time, to be appropriate to reflect the determination and implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the US Issuer or its designee (in consultation with the US Issuer) decides that implementation of any portion of such market practice is not administratively feasible or determine that no market practice for use of the Benchmark Replacement exists, in such other manner as the US Issuer or its designee (in consultation with the US Issuer) determines is appropriate (acting in good faith)) (the “Benchmark Replacement Conforming Changes”). Any Benchmark Replacement Conforming Changes will apply to the Callable Floating Rate Notes for all future Callable Floating Rate Notes Interest Periods.

The US Issuer will promptly give written notice of the determination of the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes to the Trustee, the

paying agent, the calculation agent and the noteholders; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

All determinations, decisions, elections and any calculations made by the US Issuer or its designee (in consultation with the US Issuer), the calculation agent or its designee for the purposes of calculating the applicable interest on the Callable Floating Rate Notes will be conclusive and binding on the noteholders, the US Issuer, the Trustee and the paying agent, absent manifest error. If made by the US Issuer, such determinations, decisions, elections and calculations will be made in consultation with the calculation agent, to the extent practicable. If made by its respective designee, such determinations, decisions, elections and calculations will be made after consulting with the US Issuer, and its designees will not make any such determination, decision, election or calculation to which the US Issuer objects. Notwithstanding anything to the contrary in the Indenture or the Callable Floating Rate Notes, any determinations, decisions, calculations or elections made in accordance with this provision will become effective without consent from the noteholders or any other party.

Any determination, decision or election relating to the Benchmark not made by the calculation agent will be made on the basis described above. The calculation agent shall have no liability for not making any such determination, decision or election. In addition, the US Issuer may designate an entity (which may be its affiliate) to make any determination, decision or election that the US Issuer has the right to make in connection with the determination of the Benchmark.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the US Issuer or its designee (in consultation with the US Issuer) as of the Benchmark Replacement Date:

(1)

the spread adjustment (which may be a positive or negative value or zero) that has been (i) selected or recommended by the Relevant Governmental Body or (ii) determined by the US Issuer or its designee (in consultation with the US Issuer) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment (as defined below);

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the US Issuer or its designee (in consultation with the US Issuer) giving due consideration to industry-accepted spread adjustments (if any), or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for US dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” has the meaning given to that term under this section“—Interest—Calculation of the Benchmark—Benchmark Transition Provisions.”

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustments) as the applicable tenor for the then-current Benchmark.

“designee” means an affiliate or any other agent of the US Issuer.

“ISDA Definitions” means the 2021 ISDA Interest Rate Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“NY Federal Reserve’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org (or any successor website).

“Reference Time” means (1) if the Benchmark is Compounded Daily SOFR, for each USGS Business Day, 3:00 p.m. (New York time) on the next succeeding USGS Business Day, and (2) if the Benchmark is not Compounded Daily SOFR, the time determined by the US Issuer or its designee (in consultation with the US Issuer) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York (“NY Federal Reserve”), or a committee officially endorsed or convened by the Federal Reserve and/or the NY Federal Reserve or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Agreement with Respect to the Benchmark Replacement

By its acquisition of Callable Floating Rate Notes, each noteholder (which, for these purposes, includes each beneficial owner) (i) will acknowledge, accept, consent and agree to be bound by the US Issuer’s or its designee’s determination of a Benchmark Transition Event, a Benchmark Replacement Date, the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes, including as may occur without any prior notice from the US Issuer and without the need for the US Issuer to obtain any further consent from such noteholder, (ii) will waive any and all claims, in law and/or in equity, against the Trustee, the paying agent and the calculation agent or the US Issuer’s designee for, agree not to initiate a suit against the Trustee, the paying agent and the calculation agent or the US Issuer’s designee in respect of, and agree that none of the Trustee, the paying agent or the calculation agent or the US Issuer’s designee will be liable for, the determination of or the failure to determine any Benchmark Transition Event, any Benchmark Replacement Date, any Benchmark Replacement, any Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes, and any losses suffered in connection therewith and (iii) will agree that none of the Trustee, the paying agent or the calculation agent or the US Issuer’s designee will have any obligation to determine any Benchmark Transition Event, any Benchmark Replacement Date, any Benchmark Replacement, any Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes (including any adjustments thereto), including in the event of any failure by the US Issuer to determine any Benchmark Transition Event, any Benchmark Replacement Date, any Benchmark Replacement, any Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes.

Ranking

The US Issuer Notes will be the unsubordinated and (other than pursuant to the Guarantees) unsecured obligations of the US Issuer and will rank at least pari passu, without any preference or priority among themselves, with all existing and future unsubordinated and unsecured obligations of the US Issuer (except for obligations which may rank senior by operation of applicable law), and senior to all existing and future subordinated obligations of the US Issuer.

The UK Issuer Notes will be the unsubordinated and (other than pursuant to the Guarantees) unsecured obligations of the UK Issuer and will rank at least pari passu, without any preference or priority among themselves, with all existing and future unsubordinated and unsecured obligations of the UK Issuer (except for obligations which may rank senior by operation of applicable law), and senior to all existing and future subordinated obligations of the UK Issuer.

Guarantee

The New Notes will be fully and unconditionally guaranteed by Haleon under the terms of the Indenture (the “Guarantee”).

If, for any reason, (A) the US Issuer does not make any required payment in respect of the US Issuer Notes when due, or (B) the UK Issuer does not make any required payment in respect of the UK Issuer Notes when due, whether on the normal due date, on acceleration, redemption or otherwise, Haleon will cause the payment to be made to or to the order of the Trustee. Noteholders will be entitled to payment under the Guarantee without taking any action whatsoever against the relevant Issuer.

The Guarantee will constitute an unsubordinated and unsecured obligation of the Guarantor and will rank at least pari passu with all existing and future senior and unsecured obligations of the Guarantor (except for obligations which may rank senior by operation of applicable law) and senior to all existing and future subordinated obligations of the Guarantor. The New Notes will not be guaranteed by any other subsidiary of Haleon and obligations under the Guarantee will therefore effectively be junior to obligations of any other subsidiary of Haleon.

Covenants

Except as described below, the Indenture does not contain any covenants or other provisions designed to protect noteholders against a reduction in an Issuer’s creditworthiness in the event of a highly leveraged transaction or that would prohibit other transactions that might adversely affect noteholders, including, among other things, through the incurrence of additional indebtedness.

As contemplated by the last paragraph under “—Defeasance” below, the satisfaction of certain conditions will permit each of the US Issuer and the UK Issuer to omit to comply with some or all of its obligations, covenants and agreements under the Indenture with respect to the US Issuer Notes or the UK Issuer Notes, respectively. In addition, each of the Issuers may omit to comply with certain covenants through covenant defeasance.

Payment of Additional Amounts

Payments made by the US Issuer and the UK Issuer under or with respect to the US Issuer Notes or the UK Issuer Notes, respectively, will be free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever imposed or levied by or on behalf of (i) the government of the United Kingdom or of any territory of the United Kingdom or by any authority or agency therein or thereof having the power to tax or (ii) the government of the United States or any state or territory of the United States or by any authority or agency therein or thereof having the power to tax, which are referred to collectively as “Taxes,” unless such Issuer is required to withhold or deduct Taxes by law.

If an Issuer is required to withhold or deduct any amount for or on account of Taxes from any payment made with respect to the New Notes, such Issuer will pay such additional amounts as may be necessary so that the net amount received by each noteholder (including additional amounts) after such withholding or deduction will not be less than the amount the noteholder would have received if the Taxes had not been withheld or deducted; provided that no additional amounts will be payable with respect to Taxes:

•

that would not have been imposed but for the existence of any present or former connection between such noteholder or beneficial owner of the New Notes (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such noteholder or beneficial owner, if such noteholder or beneficial owner is an estate, trust, partnership or corporation) and the United Kingdom or the United States or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such noteholder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or domiciled thereof or a national thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

•	that are estate, inheritance, gift, sales, transfer, personal property, wealth or similar taxes, duties, assessments or other governmental charges;

•	payable other than by withholding from payments of principal of or premium, if any, or interest on the New Notes;

•

that would not have been imposed but for the failure of the applicable recipient of such payment to comply with any certification, identification, information, documentation or other reporting requirement to the extent such compliance is required by applicable law or administrative practice or an applicable treaty as a precondition to exemption from, or reduction in, the rate of deduction or withholding of such Taxes;

•

that would not have been imposed but for the presentation of the New Notes (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

•	that would not have been imposed if presentation for payment of the New Notes had been made to a paying agent other than the paying agent to which the presentation was made;

•

that are imposed solely by reason of the noteholder or beneficial owner owning or having owned, actually or constructively, 10% or more of the total combined voting power of all classes of such Issuer’s stock entitled to vote;

•

that would not have been imposed but for a failure by the noteholder or beneficial owner (or any financial institution through which the noteholder or beneficial owner holds any Security through which payment on the Security is made) to comply with any certification, information, identification, documentation or other reporting requirements (including entering into and complying with an agreement with the US Internal Revenue Service) imposed pursuant to Sections 1471 through 1474 of the Code as in effect on the date of issuance of the New Notes or any successor or amended version of such provisions; or

•	any combination of the foregoing items;

nor shall additional amounts be paid with respect to any payment of the principal of or premium, if any, or interest on the New Notes to any such noteholder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such additional amounts had it been the holder of such New Notes.

The US Issuer has agreed in the Indenture that at least one paying agent for the US Issuer Notes will be located outside the United Kingdom.

The UK Issuer has agreed in the Indenture that at least one paying agent for the UK Issuer Notes will be located outside the United Kingdom.

The US Issuer’s obligation to pay additional amounts if and when due will survive the termination of the Indenture and the payment of all amounts in respect of the US Issuer Notes.

The UK Issuer’s obligation to pay additional amounts if and when due will survive the termination of the Indenture and the payment of all amounts in respect of the UK Issuer Notes.

Limitation on Liens

The Guarantor has agreed in the Indenture not to incur or assume (or permit any of its respective subsidiaries to incur or assume) any mortgage, charge, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien or other security agreement (collectively, “liens”) on or with respect to any of its or its subsidiaries’ property, assets or revenues, present or future, to secure any relevant indebtedness (as this term is defined below) without making (or causing its subsidiaries to make) effective provision for securing the New Notes equally and rateably with or prior to such relevant indebtedness as to such property, assets or revenues, for as long as such relevant indebtedness is so secured.

The restrictions on liens will not apply to:

•	liens arising by operation of law;

•	liens on property, assets or revenues of any person, which liens are existing at the time such person becomes a subsidiary; and

•

liens on property, assets or revenues of a person existing at the time such person is merged with or into or consolidated with the Guarantor or any of its subsidiaries or at the time of a sale, lease or other disposition to the Guarantor of the properties of a person as an entirety or substantially as an entirety.

For purposes of the limitation on liens covenant, the term “relevant indebtedness” means any of the Guarantor’s debt that:

•

is in the form of or represented by bonds, notes, loan stock, depositary receipts or other securities issued (otherwise than to constitute or represent advances made by banks or other lending institutions); and

•	at its date of issue is, or is intended by the Guarantor to become, quoted, listed, traded or dealt in on any stock exchange, over-the-counter market or other securities market.

Consolidation, Merger or Sale

Each of the Issuers and the Guarantor have agreed in the Indenture not to consolidate with or merge with or into any other person or convey or transfer all or substantially all of their respective properties and assets to any person (except that each Issuer’s finance subsidiaries may merge into such Issuer or the Guarantor, as the case may be), unless:

•	the relevant Issuer or the Guarantor, as the case may be, is the continuing person, or the successor expressly assumes by supplemental indenture their respective obligations under the Indenture;

•

the continuing person is a US or UK company or is organised and validly existing under the laws of a jurisdiction that is a member country of the Organisation for Economic Cooperation and Development (or any successor) and, if it is not a US or UK company, the continuing person agrees by supplemental indenture to be bound by a covenant comparable to that described above under “—Covenants—Payment of Additional Amounts” with respect to taxes imposed in the continuing person’s jurisdiction of organisation (in which case the continuing person will benefit from a redemption option comparable to that described below under “—Optional Redemption for Tax Reasons” in the event of changes in taxes in that jurisdiction after the date of the consolidation, merger or sale);

•

immediately after the transaction, no default under the New Notes (with respect to the Guarantor), the US Issuer Notes (with respect to the US Issuer) or the UK Issuer Notes (with respect to the UK Notes), as the case may be, has occurred and is continuing; and

•

the relevant Issuer or the Guarantor, as applicable, deliver to the Trustee an officer’s certificate and, if neither the relevant Issuer, nor the Guarantor, are the continuing person, an opinion of counsel, in each case stating, among other things, that the transaction and the supplemental indenture, if required, comply with these provisions and the Indenture.

Redemption

General

The New Notes will not be subject to any sinking fund.

Unless otherwise specified below, with respect to any series of New Notes, notice of any redemption by the US Issuer or UK Issuer, as applicable, will be mailed by the relevant Issuer, or by the Trustee on the relevant Issuer’s behalf at least 15 days but not more than 60 days before the redemption date to each registered holder of the New Notes of such series to be redeemed by the relevant Issuer. The relevant Issuer will give notice of any such redemption to any exchange on which such series of New Notes are listed. On and after any redemption date, interest will cease to accrue on such series of New Notes or portions thereof called for redemption. On or before the redemption date, the US Issuer or the UK Issuer will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the relevant series of New Notes to be redeemed on that date. If less than all of the New Notes of such series are to be redeemed, the New Notes to be redeemed shall be selected by lot or in accordance with DTC applicable procedures, by the Registrar, in the case of New

Notes represented by a global security, or by the Trustee by such method as the Trustee deems to be fair and appropriate, in the case of New Notes that are not represented by a global security.

Optional Redemption for Tax Reasons

The US Issuer may redeem any series of US Issuer Notes in whole but not in part at any time prior to maturity, at a redemption price equal to 100 per cent. of their principal amount plus accrued interest to the date fixed for redemption, if:

•

the US Issuer determines that, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the United Kingdom (or of any political subdivision or taxing authority thereof) or the United States (or of any political subdivision or taxing authority thereof), or any change in the application or official interpretation of such laws, regulations or rulings, or any change in the application or official interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which any such jurisdiction is a party, which change, execution or amendment becomes effective on or after the Issue Date:

•

the US Issuer would be required to pay additional amounts (as described under “—Covenants—Payment of Additional Amounts” above) with respect to the US Issuer Notes on the next succeeding Interest Payment Date and the payment of such additional amounts cannot be avoided by the use of reasonable measures available to the US Issuer or the Guarantor; or

•

withholding tax has been or would be required to be withheld with respect to interest income received or receivable by the US Issuer directly from the Guarantor (or any affiliate) and such withholding tax obligation cannot be avoided by the use of reasonable measures available to the US Issuer or the Guarantor (or any affiliate); or

•

the US Issuer determines, based upon an opinion of independent counsel of recognised standing that, as a result of any action taken by any legislative body of, taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom (or any political subdivision or taxing authority thereof) or the United States (or any political subdivision or taxing authority thereof) (whether or not such action was taken or brought with respect to the US Issuer or the Guarantor, as the case may be), which action is taken or brought on or after the Issue Date, there is a substantial probability that the circumstances described above would exist; provided, however, that no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the US Issuer would be obligated to pay such additional amounts.

The UK Issuer may redeem the UK Issuer Notes in whole but not in part at any time prior to maturity, at a redemption price equal to 100 per cent. of their principal amount plus accrued interest to the date fixed for redemption, if:

•

the UK Issuer determines that, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the United Kingdom (or of any political subdivision or taxing authority thereof) or the United States (or of any political subdivision or taxing authority thereof), or any change in the application or official interpretation of such laws, regulations or rulings, or any change in the application or official interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which any such jurisdiction is a party, which change, execution or amendment becomes effective on or after the Issue Date:

•

the UK Issuer would be required to pay additional amounts (as described under “—Covenants—Payment of Additional Amounts” above) with respect to the UK Issuer Notes on the next succeeding Interest Payment Date and the payment of such additional amounts cannot be avoided by the use of reasonable measures available to the UK Issuer or the Guarantor; or

•

withholding tax has been or would be required to be withheld with respect to interest income received or receivable by the UK Issuer directly from the Guarantor (or any affiliate) and such withholding tax obligation cannot be avoided by the use of reasonable measures available to the Issuer or the Guarantor (or any affiliate); or

•

the UK Issuer determines, based upon an opinion of independent counsel of recognised standing that, as a result of any action taken by any legislative body of, taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom (or any political subdivision or taxing authority thereof) or the United States (or any political subdivision or taxing authority thereof) (whether or not such action was taken or brought with respect to the UK Issuer or the Guarantor, as the case may be), which action is taken or brought on or after the Issue Date, there is a substantial probability that the circumstances described above would exist; provided, however, that no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the UK Issuer would be obligated to pay such additional amounts.

The relevant Issuer or the Guarantor will also pay to each noteholder of any series of New Notes to be redeemed, or make available for payment to each such noteholder, on the redemption date any additional amounts resulting from the payment of such redemption price. Prior to the publication of any notice of redemption, the relevant Issuer or the Guarantor will deliver to the Trustee:

•

an officer’s certificate stating that the relevant Issuer is entitled to effect a redemption and setting forth a statement of facts showing that the conditions precedent of the right so to redeem have occurred; or

•	an opinion of counsel to the effect that the conditions specified above have been satisfied.

Any notice of redemption will be irrevocable once the relevant Issuer delivers the officer’s certificate to the Trustee.

Fixed Rate Notes Make-Whole and Par Redemption

Prior to the applicable Fixed Rate Notes Par Call Date (as defined below), the US Issuer may redeem any series of the US Issuer Fixed Rate Notes and, at any time before the 2025 Fixed Rate Notes Maturity Date, the UK Issuer may redeem the 2025 Fixed Rate Notes, in whole or in part, at their option at any time and from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100 per cent. of the principal amount of the Fixed Rate Notes to be redeemed on that redemption date and (ii) as determined by such Issuer, (a) with respect to any series of US Issuer Fixed Rate Notes: the sum of the present values of the remaining scheduled payments of principal of and interest on the Fixed Rate Notes to be redeemed on that redemption date (not including any portion of such payments of interest accrued as of the redemption date) that would be due if the relevant series of US Issuer Fixed Rate Notes matured on the applicable Fixed Rate Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points in the case of the 2027 Fixed Rate Notes, 20 basis points in the case of the 2029 Fixed Rate Notes, 25 basis points in the case of the 2032 Fixed Rate Notes, 25 basis points in the case of the 2052 Fixed Rate Notes or 15 basis points in the case of the Callable Fixed Rate Notes, and (b) with respect to the 2025 Fixed Rate Notes: the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Fixed Rate Notes to be redeemed on that redemption date (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; in each case plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Fixed Rate Notes Par Call Date, the US Issuer may redeem any series of the US Issuer Fixed Rate Notes, in whole or in part, at its option at any time and from time to time at a redemption price equal to 100 per cent. of the principal amount of the applicable series of US Issuer Fixed Rate Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, instalments of interest on the Fixed Rate Notes to be redeemed that are due and payable on a Fixed Rate Notes Interest Payment Date falling on or prior to a redemption date will be payable on the Fixed Rate Notes Interest Payment Date to the registered holders as of the close of business on the relevant Regular Record Date according to the Fixed Rate Notes and the Indenture, as applicable.

“Fixed Rate Notes Par Call Date” means any of the 2027 Fixed Rate Notes Par Call Date, the 2029 Fixed Rate Notes Par Call Date, the 2032 Fixed Rate Notes Par Call Date, the 2052 Fixed Rate Notes Par Call Date or the Callable Fixed Rate Notes Par Call Date.

“2027 Fixed Rate Notes Par Call Date” means 24 February 2027.

“2029 Fixed Rate Notes Par Call Date” means 24 January 2029.

“2032 Fixed Rate Notes Par Call Date” means 24 December 2031.

“2052 Fixed Rate Notes Par Call Date” means 24 September 2051.

“Callable Fixed Rate Notes Par Call Date” means 24 March 2023.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the relevant Issuer in accordance with the following two paragraphs:

•

The Treasury Rate shall be determined by the relevant Issuer after 4:15 p.m., New York City time (or after such time as yields on US government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date (the “Price Determination Date”) based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “US government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the relevant Issuer shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date (in each case, (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate (a) in the case of any series of US Issuer Fixed Rate Notes, to the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, to the 2025 Fixed Rate Notes Maturity Date, in each case on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

•

If on the Price Determination Date, H.15 TCM or any successor designation or publication is no longer published, the relevant Issuer shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date, as applicable. If there is no United States Treasury security maturing on (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date but there are two or more United States Treasury securities with a maturity date equally distant from, (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date, one with a maturity date preceding (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date, one with a maturity date following (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date, the relevant Issuer shall select the United States Treasury security with a maturity date preceding (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date. If there are two or more United States Treasury securities maturing on (a) in the case of any series of US Issuer Fixed Rate Notes, the applicable Fixed Rate Notes Par Call Date, and (b) in the case of the 2025 Fixed Rate Notes, the 2025 Fixed Rate Notes Maturity Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the relevant Issuer shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Issuer’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Callable Floating Rate Notes Par Redemption

On or after the Callable Floating Rate Notes Par Call Date (as defined below), the US Issuer may redeem the Callable Floating Rate Notes, in whole or in part, at its option at any time and from time to time at a redemption price equal to 100% of the principal amount of the Callable Floating Rate Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, instalments of interest on the Callable Floating Rate Notes to be redeemed that are due and payable on a Callable Floating Rate Notes Interest Payment Date falling on or prior to a redemption date will be payable on the Callable Floating Rate Notes Interest Payment Date to the registered holders as of the close of business on the relevant Regular Record Date according to the Callable Floating Rate Notes and the Indenture, as applicable. “Callable Floating Rate Notes Par Call Date” means 24 March 2023

Redemption upon a Change of Control Put Event

If a Change of Control Put Event occurs with respect to a series of New Notes, the noteholders of such Series will have the option (a “Change of Control Put Option”) (unless prior to the giving of the relevant Change of Control Put Event Notice (as defined below) the Issuer of such series of New Notes has given notice of redemption pursuant the terms of the Indenture) to require the relevant Issuer to redeem or, at such Issuer’s option, purchase (or procure the purchase of) the whole, but not part, of such noteholders’ New Notes on the

Change of Control Put Date at the Change of Control Redemption Amount (each, as defined below) together with interest accrued (but unpaid) to (but excluding) the Change of Control Put Date.

Promptly, and in any event not later than seven calendar days, after becoming aware of the occurrence of a Change of Control Put Event, the relevant Issuer shall notify the Trustee in writing and give notice (a “Change of Control Put Event Notice”) to the noteholders in accordance with the terms of the Indenture specifying: (A) the nature of the Change of Control Put Event, (B) the procedure for exercising the Change of Control Put Option, (C) that a Change of Control Put Notice (as defined below) once given may not be revoked, (D) the last day of the paying agent’s normal business hours falling within the period (the “Change of Control Put Period”) and (E) the Change of Control Put Date.

To exercise the Change of Control Put Option, the relevant noteholder must deliver, at the specified office of the paying agent at any time during the Change of Control Put Period of 45 calendar days after a Change of Control Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of the paying agent (a “Change of Control Put Notice”) and in which the noteholder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made pursuant to this provision, accompanied by, if the relevant New Note is in definitive form, the relevant New Note or evidence satisfactory to the paying agent concerned that the relevant New Note will, following delivery of the Change of Control Put Notice, be held to its order or under its control. The “Change of Control Put Date” shall be the date falling seven London business days after the expiration of the Change of Control Put Period.

A Change of Control Put Notice, once given, shall be irrevocable, except where prior to the Change of Control Put Date, an Event of Default (as defined below) has occurred and is continuing; in which event, the relevant noteholder, at its option, may elect by notice to the relevant Issuer to withdraw the Change of Control Put Notice and instead to instruct the Trustee, in writing, to give notice that the relevant New Notes that are the subject of the Change of Control Put Notice are immediately due and payable pursuant to the events of default provisions of the Indenture (see “—Events of Default” below). The relevant New Notes shall then become immediately due and payable, as long as the Trustee declares all of the relevant New Notes immediately due and payable in accordance with the provisions of the Indenture.

The relevant Issuer shall redeem or purchase (or procure the purchase of) the relevant New Notes on the Change of Control Put Date unless previously redeemed (or purchased) and cancelled.

The Trustee is under no obligation whatsoever to ascertain whether a Change of Control Put Event or any event which could lead to the occurrence of or could constitute a Change of Control Put Event has occurred and, until a responsible officer of the Trustee shall have received actual written notice pursuant to the Indenture to the contrary, the Trustee may assume that no Change of Control Put Event or other such event has occurred.

A “Change of Control” will be deemed to occur if:

•

With respect to any New Notes, a person or persons acting in concert (as defined in the City Code on Takeovers and Mergers), other than a holding company (as defined in Section 1159 of the UK Companies Act 2006, as amended) whose shareholders are or are to be substantially similar to the pre-existing shareholders of Haleon or any holding company of Haleon, shall become interested (within the meaning of Part 22 of the UK Companies Act 2006, as amended) in (A) more than 50 per cent. of the issued or allotted ordinary share capital of Haleon (or any holding company of Haleon or (B) shares in the capital of Haleon (or any holding company of Haleon) carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Haleon or any holding company of Haleon; or

•

With respect to the US Issuer Notes, Haleon ceases to own directly or indirectly more than 50 per cent. of the outstanding share capital of the US Issuer carrying voting rights normally exercisable at a general meeting of the US Issuer; or

•

With respect to the UK Issuer Notes, Haleon ceases to own directly or indirectly more than 50 per cent. of the outstanding share capital of the UK Issuer carrying voting rights normally exercisable at a general meeting of the UK Issuer.

“Change of Control Period” means the period commencing on and including the Relevant Announcement Date (as defined below) and ending on and including the date falling 90 days after the Change of Control (or such longer period for which the relevant series of New Notes are under consideration (such consideration having been announced publicly within the period described above) for rating review or, as the case may be, rating by a Rating Agency (as defined below), such period not to exceed 60 days from and including the public announcement of such consideration).

“Change of Control Put Event” will be deemed to occur if a Change of Control has occurred and during the Change of Control Period either (i) a withdrawal or downgrade occurs to any one or more credit ratings assigned to the relevant series of New Notes so that none of the Rating Agencies (as defined below) then rating such series of New Notes assign an Investment Grade (as defined below) rating to such series of New Notes and, within the Change of Control Period, any one or more of such ratings is not subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an Investment Grade; provided that (A) where a rating has been changed, the relevant Rating Agency announces publicly or confirms in writing to the relevant Issuer or Haleon that such change resulted, in whole or in part, in anticipation of, or as a result of the occurrence of, the Change of Control; (B) in the case of a Potential Change of Control Announcement (as defined below), a Change of Control Put Event will be deemed to have occurred only if and when the Change of Control referred to in such Potential Change of Control Announcement subsequently occurs; and (C) if there is only one credit rating assigned to the relevant series of New Notes, a Change of Control Put Event can only occur if that credit rating changes so that the relevant Rating Agency does not assign an Investment Grade rating to the New Notes or (ii) a Negative Rating Event (as defined below) occurs. For the avoidance of doubt, a Change of Control Put Event will not have occurred, where the New Notes were rated by the Rating Agencies below Investment Grade on or before a Change of Control has occurred and such rating has not been withdrawn or downgraded as a result of the Change of Control.

“Change of Control Redemption Amount” means a redemption price equal to 101 per cent. of the principal amount of the New Notes to be redeemed, plus accrued and unpaid, if any, thereon to, but excluding, the redemption date.

“Fitch” means Fitch Ratings Ltd and its successors.

“Investment Grade” means in relation to the New Notes: (a) a credit rating of BBB- or higher by S&P (as defined below) (or its equivalent under any successor rating category of S&P); (b) a credit rating of Baa3 or higher by Moody’s (as defined below) (or its equivalent under any successor rating category of Moody’s); or (c) a credit rating of BBB- or higher by Fitch (or its equivalent under any successor rating category of Fitch); or (d) an equivalent rating to either BBB- or Baa3, or higher, by any other Rating Agency.

“Moody’s” means Moody’s Investors Services Limited and its successors.

A “Negative Rating Event” shall be deemed to have occurred if at any time there is no rating assigned to the New Notes by a Rating Agency and the relevant Issuer does not, by the end of the Change of Control Period, obtain an Investment Grade rating in respect of such New Notes.

“Potential Change of Control Announcement” means the earliest of any public announcement or statement by or on behalf of the relevant Issuer or Haleon, any actual or potential bidder or any adviser acting on behalf of any actual or potential bidder relating to any potential Change of Control where within 180 days following the date of such announcement or statement, a Change of Control occurs.

“Rating Agencies” means (a) S&P; (b) Moody’s; (c) Fitch or (d) if at least two of S&P, Moody’s or Fitch do not make a rating of the New Notes publicly available, any other internationally recognised rating agency appointed by the relevant Issuer to assign a credit rating to the New Notes which shall be substituted for S&P, Moody’s or Fitch or all of them, as the case may be, and each, a “Rating Agency.”

“Relevant Announcement Date” means the date that is the earlier of (a) the date of the first public announcement, by or on behalf of the relevant Issuer, Haleon, any bidder or any designated adviser, of the relevant Change of Control and (b) the date of the Potential Change of Control Announcement (if any).

“S&P” means S&P Global Ratings UK Limited and its successors.

Events of Default

An event of default with respect to a series of New Notes will occur upon any of the following:

•

default in payment of the principal of any New Note of such series when due (including upon any redemption of such series of New Notes), and, in the case of technical or administrative difficulties, the continuance of that default for more than two business days;

•	default in payment of interest on, or any additional amounts payable in respect of, any New Note of such series when due and payable, and the continuance of that default for 30 days;

•

(a) with respect to the US Issuer Notes, default in performing any other covenant of the US Issuer and (b) with respect to the UK Issuer Notes, default in performing any other covenant of the UK Issuer, or the Guarantor in the Indenture for 90 days after the receipt of written notice specifying such default from the Trustee or from the noteholders of 25 per cent. in principal amount of the New Notes of that series;

•

default under any bond, debenture, note or other evidence of indebtedness for money borrowed of the US Issuer, with respect to the US Issuer Notes, or the UK Issuer, with respect to the UK Issuer Notes, or the Guarantor, as the case may be (not including any indebtedness for which recourse is limited to property purchased), having in any particular case an outstanding principal amount in excess of £100,000,000 (or its equivalent in any other currency) where any such failure results in such indebtedness being accelerated and becoming due and payable prior to its stated maturity and such acceleration shall not have been rescinded or annulled or such indebtedness shall not have been discharged; provided that there shall not be deemed to be an event of default if such acceleration is rescinded or annulled or such payment is made within 10 days after there has been given to the applicable Issuer and the Guarantor by the Trustee, or to the applicable Issuer, the Guarantor and the Trustee by the noteholders representing 25 per cent. or more in aggregate principal amount of such series of the New Notes a written notice specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

•	with respect to the US Issuer Notes, the Guarantee ceases to be, or is claimed by the US Issuer or Haleon not to be, in full force and effect; or

•	with respect to the UK Issuer Notes, the Guarantee ceases to be, or is claimed by the UK Issuer or Haleon not to be, in full force and effect; or

•	certain events of bankruptcy, insolvency or reorganisation of the applicable Issuer or the Guarantor, as the case may be.

An event of default with respect to a particular series of New Notes will not necessarily constitute an event of default with respect to any other series of the New Notes.

The Trustee may withhold notice to the noteholders of any default (except in the payment of principal or interest) if it, in good faith, considers such withholding of notice to be in the interests of the noteholders. A default is any event which is an event of default described above or would be an event of default but for the giving of notice or the passage of time.

If the event of default occurs because of a default in a payment of principal or interest on any series of New Notes, then the Trustee or the noteholders of at least 25 per cent. of the aggregate principal amount of such series of New Notes can accelerate the entire principal of such series of New Notes with written notice to the Trustee. If the event of default occurs because of a failure to perform any other covenant in the Indenture or any covenant for the benefit of one or more, but not all, of the series of the New Notes, then the Trustee or the noteholders of at least 25 per cent. of the aggregate principal amount of New Notes of all series affected, voting as one class, can accelerate all of the affected series of New Notes. If the event of default occurs because of bankruptcy proceedings, then the entire principal of the New Notes under the Indenture will be accelerated automatically without any further action on the part of the noteholders or the Trustee.

Therefore, except in the case of a default on a payment of principal or interest on the New Notes of the series that a noteholder holds, or a default due to the bankruptcy or insolvency of the relevant Issuer or the Guarantor, it is possible that a noteholder may not be able to accelerate the New Notes of the series it holds because of the failure of noteholders of other series of New Notes to take action.

The noteholders representing a majority of the aggregate principal amount of the affected series of New Notes, can rescind this accelerated payment requirement or waive any past default or event of default or allow noncompliance with any provision of the Indenture. However, they cannot waive a default in payment of principal of or interest on any series of the New Notes when due otherwise than as a result of acceleration.

After an event of default has occurred and is continuing of which a responsible officer of the Trustee has received written notice, the Trustee must exercise the same degree of care a prudent person would exercise under the circumstances in the conduct of her or his own affairs. Subject to these requirements, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any noteholders, unless the noteholders offer the Trustee indemnity and/or security satisfactory to it. If the noteholders provide the Trustee with such indemnity and/or security, the noteholders representing a majority in principal amount of all affected series of New Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or is unduly prejudicial to the rights of other noteholders.

No noteholder will be entitled to pursue any remedy with respect to the Indenture unless the Trustee fails to act for 60 days after it is given:

•	notice of default by that noteholder;

•	a written request to enforce the Indenture by the noteholders of not less than 25 per cent. in principal amount of all outstanding New Notes of any affected series; and

•	an indemnity to the Trustee, reasonably satisfactory to the Trustee;

and during this 60-day period the noteholders representing a majority in principal amount of all outstanding New Notes of such affected series do not give a direction to the Trustee that is inconsistent with the enforcement request. These provisions will not prevent any noteholder from enforcing payment of the principal of (and premium, if any) and interest on the New Notes at the relevant due dates.

If an event of default with respect to a series of New Notes occurs and is continuing of which a responsible officer of the Trustee has received written notice, the Trustee will mail to the noteholders of the New Notes of such series a notice of the event of default within 90 days after it occurs. However, except in the case of a default in any payment in respect of a series of New Notes, the Trustee shall be protected in withholding notice of an event of default if it determines in good faith that this is in the interests of the noteholders of the relevant series of New Notes.

Further Issuances

The US Issuer is initially offering the 2027 Fixed Rate Notes in the aggregate principal amount of $2,000,000,000, the 2029 Fixed Rate Notes in the aggregate principal amount of $1,000,000,000, the 2032 Fixed Rate Notes in the aggregate principal amount of $2,000,000,000, the 2052 Fixed Rate Notes in the aggregate principal amount of $1,000,000,000 , the Callable Fixed Rate Notes in the aggregate principal amount of $700,000,000 and the Callable Floating Rate Notes in the aggregate principal amount of $300,000,000. The UK Issuer is initially offering the 2025 Fixed Rate Notes in the aggregate principal amount of $1,750,000,000. Each of the Issuers may from time to time, without the consent of the relevant noteholders, create and issue further debt securities of the same series having the same terms and conditions in all respects as any of the relevant series of New Notes being offered hereby, except for the issue date, the issue price and, in certain cases, the first payment of interest thereon. Any such additional debt securities shall be issued under a separate CUSIP or ISIN number unless the additional debt securities are issued pursuant to a “qualified reopening” of the original series, are otherwise treated as part of the same “issue” of debt instruments as the original series or are issued with no more than a de minimis amount of original discount, in each case for US federal income tax purposes.

Payment and Transfer

Each of the Issuers will pay the principal of the relevant New Notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Each of the Issuers will pay the principal of any relevant certificated New Notes at the office or agency designated by it for that purpose. Each of the Issuers has initially designated the Trustee as its paying agent and registrar and its corporate trust office as a place where relevant series of New Notes may be presented for payment or for registration of transfer. Each of the Issuers may, however, change the paying agent or registrar without prior notice to the relevant noteholders, and such Issuer may act as paying agent or registrar.

A noteholder may transfer or exchange New Notes at the office of the registrar in accordance with the Indenture. The registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by either of the Issuers, the Trustee or the registrar for any registration of transfer or exchange of New Notes, but each of the Issuers may require a relevant noteholder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the Indenture. A noteholder may not sell or otherwise transfer New Notes except in compliance with the provisions set forth below under “Notice to Investors.” Neither of the Issuers is required to transfer or exchange any relevant New Note surrendered for exchange or required repurchase.

The registered holder of a New Note will be treated as its owner for all purposes.

Book-entry system

The Global Notes

The New Notes will be initially issued in the form of one or more registered notes in global form (the “global notes”). Upon issuance, each of the global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Each of the Issuers expects that under procedures established by DTC:

•

upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for New Notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC and, therefore, noteholders must allow for sufficient time in order to comply with these procedures if the wish to exercise any of their rights with respect to the New Notes. Each of the Issuers provides the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. None of the Issuers, the Trustee, the paying agent or the initial purchasers are responsible for those operations or procedures.

DTC has advised the Issuers that it is:

•	a limited-purpose trust company organised under the laws of the State of New York;

•	a “banking organisation” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organisations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the New Notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have New Notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated New Notes; and

•

will not be considered the owners or holders of the New Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, interest and additional amounts with respect to the New Notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither of the Issuers nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

New Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related New Notes only if:

•	DTC notifies the relevant Issuer at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default with respect to the New Notes has occurred and is continuing and such beneficial owner requests that its New Notes be issued in physical, certificated form.

Replacement of New Notes

Should any New Note be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence and indemnity as the relevant Issuer may require. In case any such mutilated, lost, destroyed or wrongfully taken New Note has become or is about to become due and payable, the relevant Issuer in its discretion may pay such New Note instead of issuing a new New Note in replacement thereof. Mutilated or defaced New Notes must be surrendered before replacements will be issued.

Amendments and Waivers

Subject to certain exceptions, the rights and obligations of each of the Issuers and the noteholders under the Indenture may be modified if the noteholders of a majority in aggregate principal amount of the outstanding New Notes of each series affected by the modification consent to such modification. However, the Indenture provides that, unless each affected noteholder agrees, an amendment cannot:

•

make any adverse change to any payment term of a New Note such as extending the maturity date, extending the date on which the relevant Issuer has to pay interest, reducing the interest rate, reducing the amount of principal the relevant Issuer has to repay, changing the currency in which the relevant Issuer has to make any payment of principal, premium or interest, modifying any redemption or repurchase right, or right to convert or exchange any New Note, to the detriment of the noteholder and impairing any right of a noteholder to bring suit for payment;

•

change in any manner materially adverse to the interests of the noteholders the terms and conditions of the obligations of the Guarantor in respect of the due and punctual payment of the principal thereof (and premium, if any) and any interest thereon;

•	waive any payment default;

•	reduce the percentage of the aggregate principal amount of New Notes needed to make any amendment to the Indenture or to waive any covenant or default; or

•	make any other change to the amendment provisions of the Indenture.

However, if each of the respective Issuers and the Trustee agree, the Indenture may be amended without notifying any noteholders or seeking their consent if the amendment does not materially and adversely affect any noteholder. Each of the Issuers are permitted to make modifications and amendments to the Indenture without the consent of any noteholder for any of the following purposes:

•	to cure any ambiguity, defect or inconsistency in the Indenture;

•	to comply with sections of the Indenture governing when each of the Issuers may merge and substitute obligors;

•	to evidence and provide for the acceptance by a successor trustee of appointment under the Indenture with respect to the New Notes of any or all series;

•	to establish the form or forms or terms of the New Notes of any series or of the coupons appertaining to such New Notes as permitted under the Indenture;

•	to provide for uncertificated New Notes in addition to or in place of certificated New Notes and to make all appropriate changes for such purpose;

•	to provide for a further guarantee from a third party on outstanding New Notes of any series and the debt securities of any series that may be issued under the Indenture;

•

to change or eliminate any provision of the Indenture; provided that any such change or elimination will become effective only when there are no outstanding New Notes of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision;

•

to supplement any of the provisions of the Indenture to such extent as will be necessary to permit or facilitate the defeasance and discharge of any series of New Notes pursuant to the Indenture; provided that any such action will not adversely affect the interests of the noteholders in any material respect; or

•	to make any change that does not materially and adversely affect the rights of any noteholder.

Defeasance

The term defeasance means discharge from some or all of the obligations under the Indenture. If an Issuer deposits with the Trustee sufficient cash or government securities (if government securities, as deemed sufficient in the opinion of a nationally recognised firm of public accountants) to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the relevant New Notes, then at its option:

•	such Issuer will be discharged from its respective obligations with respect to the relevant New Notes; or

•

such Issuer will no longer be under any obligation to comply with the restrictive covenants, if any, contained in the Indenture and any supplemental indenture or board resolution with respect to the relevant New Notes, and the events of default relating to failures to comply with covenants will no longer apply to such Issuer.

If this happens, the noteholders will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of New Notes and replacement of lost, stolen or mutilated New Notes. Instead, the noteholders will only be able to rely on the deposited funds or obligations for payment.

The relevant Issuer must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the noteholders to recognise income, gain or loss for US federal income tax purposes. The relevant Issuer may, in lieu of an opinion of counsel, deliver a ruling to such effect received from or published by the US Internal Revenue Service.

No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees

No recourse for the payment of the principal of or other amounts on any of the New Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the applicable Issuer or the Guarantor in the Indenture, or in any of the New Notes, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, limited partner, stockholder, officer, director, employee or controlling person of the applicable Issuer or the Guarantor or of any successor persons thereof. Each noteholder, by accepting the New Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the New Notes. Such waiver may not be effective to waive liabilities under United States federal securities laws.

Substitution of either Issuer

Each of the Issuers may at its option at any time, without the consent of any noteholders, cause Haleon or any of their respective subsidiaries to assume the obligations of the US Issuer under the US Issuer Notes, and of the UK Issuer under the UK Issuer Notes, respectively, provided that the new obligor executes a supplemental indenture in which it agrees to be bound by the terms of the New Notes and the Indenture. If the new obligor is not a US or UK company, it must be organised and validly existing under the laws of a jurisdiction that is a member country of the Organisation for Economic Cooperation and Development (or any successor) and it must also agree in the supplemental indenture to be bound by a covenant comparable to that described above under “—Covenants—Payment of Additional Amounts” with respect to taxes imposed in its jurisdiction of organization (in which case the new obligor will benefit from a redemption option comparable to that described above under “—Optional Redemption for Tax Reasons” in the event of changes in taxes in that jurisdiction after the date of the substitution). In the case of such a substitution, the relevant Issuer will be relieved of any further obligation under the relevant New Notes.

The Trustee

Deutsche Bank Trust Company Americas, 1 Columbus Circle, 17th Floor, New York, NY 10019, will be the Trustee. The Trustee will be required to perform only those duties that are specifically set forth in the Indenture, except when a default has occurred and is continuing with respect to the New Notes of which a responsible officer of the Trustee has received written notice. After a default, the Trustee must exercise the same degree of care that a prudent person would exercise under the circumstances in the conduct of her or his own affairs. Subject to these requirements, the Trustee will be under no obligation whatsoever to exercise any of the powers vested in it by the Indenture at the request of any noteholder unless the noteholder offers the Trustee indemnity and/or security satisfactory to it against the costs, expenses and liabilities that might be incurred by exercising those powers.

Notices

Notices to the noteholders will be mailed to them at their respective addresses in the register of New Notes. So long as and to the extent that the New Notes are represented by global New Notes and such global New Notes are held by DTC or a nominee thereof, notices to owners of beneficial interests in the global New Notes may be given by delivery of the relevant notice through the facilities of DTC in accordance with DTC’s procedures.

Listing

The Issuers intend to apply to list the New Notes on the NYSE.

Governing Law

The New Notes, the Guarantees and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

TAXATION

The following is a summary of certain United States federal income and United Kingdom tax considerations that may be relevant to the exchange of Old Notes and ownership and disposition of the New Notes. This summary is based on the US federal and UK tax laws in effect on the date of this prospectus. These laws are subject to change. Any change could apply retroactively and could affect the continued validity of the summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and the United Kingdom.

This summary does not describe all of the tax considerations that may be relevant to your situation, particularly if you are subject to special tax rules. Each holder or beneficial owner of Old Notes considering an exchange of Old Notes for New Notes should consult its own tax advisor as to the US, UK or other tax consequences of the ownership and disposition of New Notes and the exchange of Old Notes for New Notes, including the effect of any foreign, state or local tax laws.

United States Federal Income Tax Considerations

The following is a summary of certain US federal income tax considerations that may be relevant to investors considering the exchange offers. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, laws, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with beneficial owners of New Notes that will hold New Notes as capital assets. This summary does not address particular tax considerations that may be applicable to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities electing to mark to market, US holders (as defined below) that will hold New Notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction, entities taxed as partnerships or the partners therein, US expatriates, nonresident alien individuals present in the United States for more than 182 days in a taxable year or US holders that have a “functional currency” other than the US dollar.

This summary addresses only US federal income tax consequences, and does not address consequences arising under state, local or foreign tax laws, the alternative minimum tax or the Medicare tax on net investment income or under special timing rules prescribed under section 451(b) of the Code. Investors should consult their own tax advisors in determining the tax consequences to them of holding New Notes under such tax laws, as well as the application to their particular situation of the US federal income tax considerations discussed below.

As used herein, a “US holder” is a beneficial owner of a New Note that is a citizen or resident of the United States or a US domestic corporation or that otherwise will be subject to US federal income taxation on a net income basis in respect of the New Note. A “Non-US holder” is a beneficial owner of a New Note that is an individual, corporation, foreign estate, or foreign trust that is not a US holder.

US Holders

Exchange of Old Notes for New Notes

An exchange of Old Notes for New Notes will not be a taxable event for U.S. federal income tax purposes. Accordingly, a US holder will not realize any gain or loss upon the exchange of its Old Notes for New Notes. The US holder’s tax basis and holding period in the New Notes will be the same as its tax basis and holding period in the Old Notes.

Payments of Interest

Payments of stated interest will be taxable to a US holder as ordinary interest income at the time it accrues or is actually or constructively received, in accordance with the US holder’s method of accounting for US federal income tax purposes.

Amortizable Premium

If a US holder purchased an Old Note for an amount that was greater than the principal amount of the Old Note, the US holder will be considered to have purchased the Old Note with amortizable bond premium. With some exceptions, the US holder may elect to amortize this premium (as an offset to interest income) over the remaining term of the New Note. If the US holder elects to amortize bond premium with respect to a New Note, the US holder must reduce its tax basis in the New Note by the amounts of the premium amortized in any year. If the US holder does not elect to amortize such premium, the amount of any premium will be included in the US holder’s tax basis in the New Note when the New Note is disposed of. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by a US holder, and such election may be revoked only with the consent of the Internal Revenue Service (the “IRS”).

Market Discount

If a US holder purchased an Old Note at a price that is lower than its remaining redemption amount by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the New Note will be considered to have market discount. In such case, gain realized by the US holder on the disposition of the New Note generally will be treated as ordinary income to the extent of the market discount that accrued on both the Old Note and the New Note, treated as a single instrument, while held by the US holder. In addition, the US holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the New Note. In general terms, market discount on a New Note will be treated as accruing ratably over the term of such New Note, or, at the US holder’s election, under a constant-yield method.

A US holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis) in lieu of treating a portion of any gain realized on a disposition as ordinary income. If the US holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any such election, if made, applies to all market discount bonds acquired by the US holder on or after the first day of the taxable year to which such election applies and is revocable only with the consent of the IRS.

Sale, Exchange and Retirement of New Notes

Upon the sale, exchange or retirement of a New Note, a US holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the US holder’s tax basis in such Note. As discussed above, a US holder’s initial tax basis in a New Note will equal the US holder’s basis in the Old Note, which generally will equal the cost of the Old Note to such holder, reduced by any bond premium that the US holder previously amortized and increased by any market discount that the US holder previously included in income. Except as described under “—Market Discount” above, gain or loss recognized by a US holder generally will be long-term capital gain or loss if the US holder has held the New Note for more than one year at the time of disposition (taking into account the holding period for the Old Note, as discussed above). Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Substitution of the Issuer

For US federal income tax purposes, a substitution of obligors as described above under “Description of the New Notes and Guarantee—Substitution of either Issuer” generally would be treated as a deemed taxable exchange of debt securities for new debt securities issued by the new obligor. As a result of this deemed disposition, a US holder could be required to recognize capital gain or loss in an amount equal to the difference, if any, between the issue price of the new debt securities and the US holder’s adjusted tax basis in the debt securities. US holders should consult their own tax advisors regarding the tax consequences of a deemed taxable exchange in the event of a substitution of obligors.

Non-US Holders

Payments of Interest

Subject to the discussions below under “—FATCA” and “—Information Reporting and Backup Withholding,” payments of interest on the US Issuer Notes to a Non-US holder generally will be exempt from withholding of US federal income tax under the portfolio interest exemption provided that (i) the Non-US holder properly certifies as to its foreign status by providing a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate substitute form) to the applicable withholding agent; (ii) the Non-US holder does not actually or constructively own 10% or more of the US Issuer (which is currently disregarded as separate from GSK Consumer Healthcare Holding (US) LLC); and (iii) the Non-US holder is not a controlled foreign corporation that is related to the US Issuer actually or constructively through stock ownership..

Sale, Exchange and Retirement of New Notes

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-US holder generally will not be subject to US federal income tax on gain recognized on a sale, exchange or retirement of New Notes.

FATCA

Under the US tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a holder of US Issuer Notes will generally be subject to 30% US withholding tax on interest payments on the Notes if the holder is not FATCA compliant, or holds its Notes through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect US owners. These requirements may be modified by the adoption or implementation of an intergovernmental agreement between the United States and another country or by future US Treasury Regulations. If any taxes are required to be deducted or withheld from any payments in respect of the Notes as a result of a beneficial owner or intermediary’s failure to comply with the foregoing rules, no additional amounts will be paid on the Notes as a result of the deduction or withholding of such tax.

Documentation that holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a holder’s identity, its FATCA status, and if applicable, its direct and indirect US owners. Prospective investors should consult their own tax advisors about how information reporting and the possible imposition of withholding tax under FATCA may apply to their investment in the New Notes.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the New Notes made to, and the proceeds of dispositions of New Notes effected by, certain US holders. In addition, certain US holders may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification number to the person from whom they receive payments. Non-US taxpayers may be required to comply with applicable certification procedures to establish that they are not a US taxpayer in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a US or non-US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

United Kingdom Tax Considerations

The following is only a summary of the Issuers’ understanding of current UK tax law and HM Revenue & Customs (“HMRC”) published practice as at the date of this prospectus relating to the UK withholding tax treatment of payments of interest in respect of the Old Notes and New Notes as it affects most investors (other than certain classes of person to whom special rules may apply (including dealers in securities and persons connected with the Issuers)). It does not deal with any other UK taxation implications of acquiring, holding or disposing of the New Notes or the exchange of Old Notes for New Notes. It does not deal with situations where the noteholder is not the beneficial owner of the Notes.

Withholding tax

The references to “interest” in the comments below mean “interest” as understood in UK tax law. The comments below do not take account of any different definitions of “interest” which may be created by the terms and conditions of the New Notes or any relevant documentation.

Exchange of Old Notes for New Notes

The exchange of Old Notes for New Notes should not be treated as a payment of interest on the Old Notes.

New Notes issued by the UK Issuer

The interest bearing New Notes will constitute “Quoted Eurobonds” within the meaning of Section 987 of the ITA 2007 while the New Notes are “listed on a recognised stock exchange” within the meaning of Section 1005 of the ITA 2007 (the New York Stock Exchange is such a “recognised stock exchange”). Payments of interest on New Notes which are Quoted Eurobonds at the time of the payment may be made without withholding or deduction for or on account of UK income tax.

In other cases an amount must generally be withheld on account of UK income tax at the basic rate (currently 20 per cent.) from payments of interest (that have a UK source) on the New Notes, subject to any other available exemption and reliefs. For example, this may include (i) any direction to the contrary from HMRC in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or (ii) the interest being paid to the persons (including companies within the charge to UK corporation tax) in the circumstances specified in Sections 933 to 937 of the ITA 2007.

Where New Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest and, if so, may be subject to UK withholding tax as outlined in the preceding paragraphs.

New Notes issued by the US Issuer

Payments of interest on New Notes issued by the US Issuer that do not have a UK source may be made without withholding or deduction for or on account of UK income tax. If payments of interest on such New Notes do have a UK source, then payments may be made without deduction or withholding on account of UK income tax in the circumstances described under the heading “—New Notes issued by the UK Issuer” above.

Payments by the Guarantors

If a relevant Guarantor makes any payment in respect of interest on the New Notes (or in respect of other amounts due from the Issuers under the New Notes), such payments may be subject to deduction of or withholding for or on account of UK income tax, subject to such exemptions and reliefs which may apply. Such payments by the relevant Guarantor may not be eligible for the exemptions and reliefs described above.

US Foreign Account Tax Compliance Act Withholding

Pursuant to certain provisions of the US Internal Revenue Code of 1986, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes to persons that fail to meet certain certification, reporting, or related requirements. A number of jurisdictions (including the United Kingdom) have entered into intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. The UK Issuer is not expected to be treated as a foreign financial institution for these purposes. In any event, under the provisions of IGAs as currently in effect, a foreign financial institution in an IGA jurisdiction would generally not be required to withhold under FATCA or an IGA from payments that it makes. FATCA and any IGAs and local laws and regulations which implement FATCA can, however, be complicated. Noteholders should consult their own tax advisors regarding how these rules may apply to their investment in the New Notes if they are in any doubt.

PLAN OF DISTRIBUTION

Each broker-dealer participating in the exchange offers must deliver a prospectus meeting the requirements of the Securities Act and other applicable prospectus legislation in connection with any resale of the New Notes received in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities. By acknowledging this obligation and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities. We have agreed to use our commercially reasonable efforts to have the registration statement, which this prospectus forms part of, become and remain effective until 90 days after the last exchange date for use by one or more participating broker-dealers.

Neither the Issuers nor the Guarantor will receive any proceeds from any sale of New Notes by broker-dealers. New Notes that broker-dealers receive for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale. These transactions may be at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions that any such persons receive may be deemed to be underwriting compensation under the Securities Act. However, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offers, but we will not pay any broker-dealer commissions or concessions. We will indemnify the holders of the Old Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

By accepting the exchange offers, each broker-dealer that receives New Notes in the exchange offers agrees that it will stop using the prospectus if it receives notice from us of any event which makes any statement in this prospectus false in any material respect or which requires any changes in this prospectus in order to make the statements true.

We are delivering copies of this prospectus in electronic form through the facilities of DTC. By participating in the exchange offers, you will be consenting to electronic delivery of these documents.

The New Notes are new issues of securities with no established trading market. The Issuers intend to apply to list the New Notes on the NYSE. We cannot assure you that these applications will be accepted or that an active market for the New Notes will exist at any time and, if any such market develops, we cannot assure you as to the liquidity of such a market.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON US PERSONS

The UK Issuer is a finance subsidiary domiciled in the UK. Many of its directors and executive officers, and certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of the UK Issuer’s assets and the assets of such persons are located outside the United States. Haleon is the holding company of the Group domiciled in the UK. Many of its directors and executive officers reside outside the United States, and all or a substantial portion of Haleon’s and its subsidiaries assets and the assets of such persons are located outside the United States. As a result, it may be difficult for noteholders to serve legal process on the UK Issuer, Haleon or their respective directors and executive officers or have any of them appear in a US court. There is some doubt as to the enforceability in the UK, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the UK.

VALIDITY OF SECURITIES

Cleary Gottlieb Steen & Hamilton LLP, the Issuers’ and Guarantors’ US and English counsel, will pass upon the validity of the New Notes and the Guarantee as to matters of US and English law.

EXPERTS

The Financial Statements included in this registration statement have been audited by Deloitte, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such Financial Statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. As of 24 March 2022, KPMG LLP, an independent registered public accounting firm, has been appointed to conduct the audit of Haleon’s financial statements for the year ending 31 December 2022.

Deloitte advised the GSK Audit & Risk Committee that in 2021 and 2022, firms that are part of the Deloitte Touche Tohmatsu Limited network provided, and continue to provide, certain non-audit services to Pfizer that cause Deloitte to be considered not independent of Haleon under the SEC’s auditor independence rules. These non-audit services, which included project management office services, managed services and hosting of data, were considered permissible under local independence standards, but were impermissible management functions under the SEC’s auditor independence rules.

Deloitte informed the GSK Audit & Risk Committee that (i) Deloitte was capable of exercising objective and impartial judgment on all issues encompassed within the entire audit and professional engagement period in relation to the Financial Statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the Financial Statements, for several reasons, including:

•

The non-audit services provided were solely for the benefit of Pfizer. The services did not impact Haleon’s operations or accounting records, result in the preparation or origination of source data underlying the Financial Statements, or involve making any management decisions or the performance of any management functions at Haleon. The services are not subject to Deloitte’s audit;

•

The Deloitte audit engagement team is in a separate business unit from the teams providing services to Pfizer with ethical walls preventing the sharing of information between the teams (except for information needed to evaluate independence compliance); and

•	The fees for the non-audit services were not material to Pfizer or to any firm in the Deloitte Touche Tohmatsu Limited network that provided the services to Pfizer.

After considering the facts and circumstances, the GSK Audit & Risk Committee also concluded, for the reasons described above, that (i) the non-audit services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the Financial Statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the Financial Statements.

CHANGE IN CERTIFYING ACCOUNTANT

The Financial Statements included in this prospectus have been audited by Deloitte. In preparation for the Separation and US Listing, Deloitte advised the GSK Audit & Risk Committee that in 2021 and 2022, firms that are part of the Deloitte Touche Tohmatsu Limited network provided, and continue to provide, certain non-audit services to Pfizer that cause Deloitte to be considered not independent of Haleon under the SEC’s auditor independence rules. These non-audit services, which included project management office services, managed services and hosting of data, were considered permissible under local independence standards, but were impermissible management functions under the SEC’s auditor independence rules (for further information, see “Experts”). As a result, following approval by the Board of CH JVCo (and as subsequently reaffirmed by the Haleon Audit & Risk Committee), on 24 March 2022, KPMG LLP (“KPMG”), an independent registered public accounting firm, was appointed to conduct the audit of Haleon’s financial statements for the year ending 31 December 2022.

Deloitte’s reports on the Financial Statements for each of the two years in the period ended 31 December 2021 did not contain an adverse opinion or disclaimer of opinion, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years, there were no disagreements with Deloitte, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided Deloitte with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this registration statement.

We did not consult KPMG during our two most recent fiscal years or any subsequent interim period regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited and its subsidiaries (the “Company”) as at December 31, 2021, 2020 and 2019, the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements, for the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Intangible assets related to indefinite life brands

Accounts impacted: Other Intangible assets, Cost of sales, Research and development, and Selling, general and administration

Refer to Notes 3 and 18 to the financial statements

Critical Audit Matter Description

As at December 31, 2021, the Company held £18,203 million of intangible assets that are indefinite life brands. The recoverable amounts of these indefinite life brands rely on certain assumptions and estimates of future trading performance which create estimation uncertainty.

The indefinite life brands most at risk of material impairment were identified using sensitivity analysis on key assumptions and a review of potential triggering events that could be indicative of an impairment in the carrying value of associated assets. As a result of this analysis, we performed additional audit procedures on the impairment assessment of certain indefinite life Consumer Healthcare intangible assets acquired from Pfizer in 2019.

Key assumptions applied by the management in determining the recoverable amount include the future sales growth rates and profit margin levels, as well as the likelihood of successful new product innovations. Changes in these assumptions could lead to an impairment of the carrying value of these indefinite life brands.

We identified the valuation of indefinite life brands as a critical audit matter due to the inherent judgements involved in estimating the future cash flows. During the period there was increased uncertainty brought about by the COVID-19 pandemic and associated lockdowns. Auditing such estimates required extensive audit effort to challenge and evaluate the reasonableness of forecasts.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the future sales growth, likelihood of successful new product innovations and profit margin levels used in the assessment of indefinite life brands for impairment:

•

Met with the key individuals from the senior leadership team, product category leads, and key personnel involved in the forecasting process to discuss and evaluate management’s evidence to support future sales growth rates and profitability assumptions;

•

Evaluated the business assumptions applied by management in estimating sales forecasts, including the macroeconomic impacts resulting from the ongoing COVID-19 pandemic. This involved benchmarking of sales forecasts and product compound annual growth rates to external data for the specific market segments; this included independent market research of expected category growth rates and assessment of any sources of contradictory evidence;

•	Compared the forecast sales to the plan data (asset by asset internal forecasts) approved by senior management and the Board of Directors;

•	Assessed the historical accuracy of management’s forecasts including consumption data and estimates of new sales from innovation;

•

Considered whether events or transactions that occurred after the balance sheet date but before the reporting date affect the conclusions reached on the carrying values of the assets and associated disclosures; and

•	Tested management review controls over the key inputs and assumptions used in the valuation of other intangible assets, including controls over review of the revenue growth rates and profit margins.

Valuation of uncertain tax positions, including transfer pricing

Accounts impacted: Corporation tax payable, Deferred tax liabilities and Taxation charge

Refer to Notes 3 and 13 to the financial statements

Critical Audit Matter Description

The Company operates in numerous jurisdictions and there are open tax and transfer pricing matters and exposures with UK, US and overseas tax authorities that give rise to uncertain tax positions. There is a range of possible outcomes for provisions and contingencies and management are required to make certain judgements in respect of estimates of tax exposures and contingencies in order to assess the adequacy of tax provisions, which are sometimes complex as a result of the considerations required over multiple tax laws and regulations. We identified the valuation of uncertain tax positions as a critical audit matter due to the inherent judgements involved in estimating tax exposures and contingencies. At December 31, 2021, the Company has recorded provisions of £150 million in respect of uncertain tax positions.

How the Critical Audit Matter Was Addressed in the Audit

With the support of tax specialists, we assessed the appropriateness of the uncertain tax provisions by performing the following audit procedures amongst others:

•	Evaluated provisions for uncertain tax positions, including those jurisdictions where the Company has the greatest potential exposure and where the highest level of judgement is required;

•	Assessed management’s policies for recognition and measurement of uncertain tax positions for compliance with the guidance per IFRIC 23 — Uncertainty over Income Tax Treatments;

•	Involved our transfer pricing specialists to review the transfer pricing methodology of the Company and associated approach to provisioning;

•	Involved our UK, US and international tax and transfer pricing specialists to evaluate the conclusions reached by the management, both in relation to the expected outcome and the financial impact;

•

Considered evidence such as the actual results from the recent tax authority audits and enquiries, third-party tax advice obtained by the Company and our tax specialists’ own knowledge of market practice in relevant jurisdictions; and

•	Tested key controls over preparation, review and reporting of judgmental tax balances and transactions, which include provisions for uncertain tax provisions.

/s/ Deloitte LLP

London, United Kingdom

11 March 2022

We have served as the Company’s auditor since 2019.

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated income statement for the years ended 31 December

	Note	2021 £m	2020[1] £m	2019 £m
Revenue	6	9,545	9,892	8,480
Cost of sales		(3,595)	(3,982)	(3,678)

Gross profit		5,950	5,910	4,802

Selling, general and administration		(4,086)	(4,220)	(3,596)
Research and development		(257)	(304)	(292)
Other operating income/(expense)	7	31	212	(17)

Operating profit	8	1,638	1,598	897

Finance income	10	17	20	24
Finance expense	11	(19)	(27)	(35)

Net finance costs		(2)	(7)	(11)

Profit before tax		1,636	1,591	886
Income tax	13	(197)	(410)	(199)

Profit after tax for the year		1,439	1,181	687

Profit attributable to shareholders		1,390	1,145	655
Profit attributable to non-controlling interests		49	36	32

Basic earnings per share (pence)	15	139,000	114,500	65,500
Diluted earnings per share (pence)	15	139,000	114,500	65,500

[1]	Figures have been restated as described in Note 1

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of comprehensive income for the years ended 31 December

	2021 £m	2020[1] £m	2019 £m
Profit after tax for the year	1,439	1,181	687

Other comprehensive expense for the year
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(34)	(170)	(708)
Fair value movements on cash flow hedges	11	—	—
Deferred tax on fair value movements on cash flow hedges	(2)	—	—

	(25)	(170)	(708)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets	—	1	—
Remeasurement gains/(losses) on defined benefit plan	27	(13)	(13)
Deferred tax on actuarial movements in defined benefit plans	(12)	13	3

	15	1	(10)

Other comprehensive expense, net of tax for the year	(10)	(169)	(718)

Total comprehensive income/(expense), net of tax for the year	1,429	1,012	(31)

Total comprehensive income/(expense) for the year attributable to:
Shareholders	1,380	975	(63)
Non-controlling interests	49	37	32

Total comprehensive income/(expense), net of tax for the year	1,429	1,012	(31)

[1]	Figures have been restated as described in Note 1

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated balance sheet as at 31 December

	Note	2021 £m	2020[1] £m	2019 £m
Non-current assets
Property, plant and equipment	16	1,563	1,486	1,470
Right of use assets	17	99	116	151
Intangible assets	18	27,195	27,218	28,012
Deferred tax assets	13	312	251	254
Post-employment benefit assets	25	11	41	3
Derivative financial instruments	33	12	—	—
Other non-current assets		8	10	10

Total non-current assets		29,200	29,122	29,900

Current assets
Inventories	19	951	949	1,211
Trade and other receivables	20	2,207	2,358	2,479
Loan amounts owing from related parties	30	1,508	1,119	1,461
Cash and cash equivalents and liquid investments	21	414	334	340
Assets held for sale	22	—	68	225
Derivative financial instruments	33	5	6	12
Current tax recoverable		166	174	83

Total current assets		5,251	5,008	5,811

Total assets		34,451	34,130	35,711

Current liabilities
Short-term borrowings	24	(79)	(82)	(64)
Trade and other payables	23	(3,002)	(3,268)	(3,420)
Loan amounts owing to related parties	30	(825)	(300)	(457)
Liabilities directly associated with assets held for sale	22	—	—	(29)
Derivative financial instruments	33	(18)	(25)	(2)
Current tax payable		(202)	(236)	(196)
Short-term provisions	26	(112)	(103)	(101)

Total current liabilities		(4,238)	(4,014)	(4,269)

Non-current liabilities
Long-term borrowings	24	(87)	(105)	(121)
Deferred tax liabilities	13	(3,357)	(3,373)	(3,514)
Pensions and other post-employment benefits	25	(253)	(336)	(298)
Derivative financial instruments	33	(1)	—	—
Other provisions	26	(27)	(65)	(76)
Other non-current liabilities		(8)	(14)	(21)

Total non-current liabilities		(3,733)	(3,893)	(4,030)

Total liabilities		(7,971)	(7,907)	(8,299)

Net assets		26,480	26,223	27,412

Equity
Share capital	28	1	1	1
Share premium	28	—	—	20,842
Other reserves	28	(11,632)	(11,652)	1,372
Retained earnings		37,986	37,763	5,106

Shareholders’ equity		26,355	26,112	27,321

Non-controlling interests		125	111	91

Total equity		26,480	26,223	27,412

[1]	Figures have been restated as described in Note 1

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of changes in equity for the years ended 31 December

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non-controlling interests £m	Total Equity £m
At 1 January 2021		1	—	(11,652)	37,763	26,112	111	26,223
Profit after tax		—	—	—	1,390	1,390	49	1,439
Other comprehensive expenses		—	—	9	(19)	(10)	—	(10)

Total comprehensive income		—	—	9	1,371	1,380	49	1,429
Contribution from parent	28	—	—	11	—	11	—	11
Distributions to non-controlling interests		—	—	—	—	—	(35)	(35)
Dividends to shareholders	14	—	—	—	(1,148)	(1,148)	—	(1,148)

At 31 December 2021		1	—	(11,632)	37,986	26,355	125	26,480

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of changes in equity for the years ended 31 December

	Note	Share capital £m	Share premium £m	Other reserves[1] £m	Retained earnings[1] £m	Shareholders’ equity[1] £m	Non-controlling interests £m	Total Equity[1] £m
At 1 January 2020		1	20,842	1,372	5,106	27,321	91	27,412
Profit after tax		—	—	—	1,145	1,145	36	1,181
Other comprehensive expenses		—	—	—	(170)	(170)	1	(169)

Total comprehensive income		—	—	—	975	975	37	1,012
Issue of share capital	28	13,166	—	(13,166)	—	—	—	—
Capital reduction	28	(13,166)	(20,842)	(45)	34,053	—	—	—
Contribution (non-cash) from parent	28	—	—	187	—	187	—	187
Acquisition of non-controlling interests	29	—	—	—	—	—	14	14
Distributions to non-controlling interests		—	—	—	—	—	(31)	(31)
Dividends to shareholders	14	—	—	—	(2,371)	(2,371)	—	(2,371)

At 31 December 2020		1	—	(11,652)	37,763	26,112	111	26,223

[1]	Figures have been restated as described in Note 1

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of changes in equity for the years ended 31 December

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non-controlling interests £m	Total Equity £m
At 1 January 2019		—	20,321	(14,841)	6,321	11,801	67	11,868
Profit after tax		—	—	—	655	655	32	687
Other comprehensive expenses		—	—	—	(718)	(718)	—	(718)

Total comprehensive expenses		—	—	—	(63)	(63)	32	(31)
Issue of share capital	28	1	521	16,213	—	16,735	—	16,735
Acquisition of non-controlling interests	29	—	—	—	—	—	20	20
Distributions to non-controlling interests		—	—	—	—	—	(28)	(28)
Dividends to shareholders	14	—	—	—	(1,152)	(1,152)	—	(1,152)

At 31 December 2019		1	20,842	1,372	5,106	27,321	91	27,412

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated cash flow statement for the years ended 31 December

	Note	2021 £m	2020[1] £m	2019 £m
Cash flows from operating activities
Profit after tax		1,439	1,181	687
Adjustments reconciling profit after tax to cash generated from operations	31	227	780	408

Cash generated from operations	31	1,666	1,961	1,095
Taxation paid		(310)	(554)	(309)

Net cash inflow from operating activities		1,356	1,407	786

Cash flows from investing activities
Purchase of property, plant and equipment		(228)	(222)	(190)
Proceeds from sale of property, plant, and equipment		12	6	51
Purchase of intangible assets		(70)	(96)	(53)
Proceeds from sale of intangible assets		137	924	120
Purchase of business, net of cash acquired	29	—	20	120
Proceeds from sale of businesses	29	—	221	—
Decrease in amounts invested with GSK finance companies		100	158	219
Interest received		16	19	24

Net cash (outflow)/inflow from investing activities		(33)	1,030	291

Cash flows from financing activities
Repayment of lease liabilities		(38)	(44)	(42)
Interest paid		(15)	(19)	(29)
Dividends paid to shareholders		(1,148)	(2,371)	(1,152)
Distributions to non-controlling interests		(35)	(31)	(28)
Net contribution from parent		4	—	335
Repayment of borrowings		—	(10)	—
Proceeds from borrowings		8	38	1
Other financing cash flows		(12)	—	(10)

Net cash outflow from financing activities		(1,236)	(2,437)	(925)

Increase in cash and bank overdrafts		87	—	152

Cash and bank overdrafts at the beginning of the year		323	329	191
Exchange adjustments		(5)	(6)	(14)
Increase in cash and bank overdrafts		87	—	152

Cash and bank overdrafts at end of year		405	323	329

Cash and bank overdrafts at the end of year comprise:
Cash and cash equivalents	21	413	333	339
Overdrafts		(8)	(10)	(10)

Cash and bank overdrafts at end of year		405	323	329

[1]	Figures have been restated as described in Note 1

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Notes to the consolidated financial statements for the years ended 31 December 2021, 2020 and 2019

1.	Presentation of the financial statements

1.1	General information

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (“CHHL2”) and its subsidiary undertakings (collectively, the “CH Group”) is a group of companies focused on developing and marketing a range of Oral Health, Pain Relief, Vitamins, Minerals and Supplements, Respiratory Health, Digestive Health and Other products for people in more than 100 countries. CHHL2 is a private limited company incorporated in the United Kingdom on 24 April 2019 as a subsidiary of GlaxoSmithKline plc. (“GSK Group”) and is a limited company registered in England and Wales. The registered office is located at 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom.

1.2	Perimeter and basis of preparation

The consolidated financial statements comprise the CH Group for the three years ended 31 December 2019, 2020 and 2021. The legal entities contained within the CH Group are set out in Note 38.

On 19 December 2018, GSK Group reached an agreement with Pfizer Inc. (“Pfizer”) to combine their respective consumer health businesses into a new world-leading Joint Venture (the “GSK-Pfizer Joint Venture” or the “JV”) (the “Pfizer Transaction”). Subsequent to the Pfizer Transaction, GSK Group held and still holds a majority controlling equity interest of 68% in the CH Group whilst Pfizer held and still holds a non-controlling equity interest of 32% in the CH Group.

The Pfizer Transaction was completed on 31 July 2019 and the Pfizer consumer health business was consolidated and included in the CH Group’s consolidated financial statements from that date.

Pfizer, GSK Group and CHHL2 entered into a stock and asset purchase agreement as amended on 31 July 2019 (the “SAPA”). The SAPA reflected the fact that the majority of GSK’s consumer healthcare business already sat within a relatively standalone corporate structure within GSK Group, and under the terms of the SAPA, Pfizer agreed to transfer its consumer healthcare business into GSK’s consumer healthcare business.

Basis of preparation

The consolidated financial statements have been prepared in accordance with the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB IFRS”) and International Financial Reporting Standards as adopted by the United Kingdom (“UK IFRS”) (together “IFRS”).

The CH Group is comprised predominantly of, but not entirely, a group of legal entities during the periods presented and the consolidated financial statements reflect the assets, liabilities and results of operations that represented Consumer Healthcare within GSK Group (“GSK Consumer Healthcare”).

The following summarises the basis of accounting applied in preparing the consolidated financial statements:

•

The CH Group’s financial statements have been prepared following the principles of IFRS 10 Consolidated financial statements, and comprise the assets and liabilities, income and expenses, equity and reserves and cash flows for a certain group of legal entities within GSK Consumer Healthcare business, as contemplated by the SAPA, from 1 January 2019 to 31 July 2019 and the newly formed GSK-Pfizer Joint Venture from 1 August 2019 onwards.

•

On 20 June 2019, the existing GSK Consumer Healthcare entities identified within the SAPA were transferred from GSK Group to CHHL2. The transfer of these investments to CHHL2 was accounted for as a reorganisation of entities under common control. Accordingly, all assets, liabilities and results of operations are recorded at their carrying values within the GSK Group from 1 January 2019 to 20 June 2019 representing the continuation of GSK’s Consumer Healthcare business and hence the financial statements for this period have been prepared on a consolidated basis.

•	On 31 July 2019, the Pfizer Transaction closed and CHHL2 acquired Pfizer’s consumer healthcare business. The acquired assets and liabilities were accounted for under IFRS 3 at fair value.

•

All intercompany transactions have been eliminated between subsidiaries of the CH Group. Transactions and balances between the CH Group and the rest of the GSK Group represent third-party transactions and balances from the perspective of the CH Group. They have been presented alongside third-party transactions and balances in the appropriate financial statement line items of the consolidated financial statements to which such transactions and balances relate as well as being disclosed as related party transactions.

The consolidated financial statements presented herein do not necessarily reflect what the operating results and cash flows would have been had the CH Group been a standalone group for all periods presented.

The consolidated financial statements are presented in Sterling (‘‘GBP’’, ‘‘£’’), the functional currency of CHHL2 and presentation currency of the CH Group, and all values stated in millions of GBP (‘‘£m’’), except where otherwise indicated, and have been prepared on the historical cost basis, unless otherwise indicated in the accounting policies.

Restatement of Previously Issued Consolidated Financial Statements

Subsequent to the disposal of certain intellectual property rights, the CH Group entered into transitional service agreements with third-party buyers. Certain receivables related to these transitional service agreements were incorrectly recognised in 2020. As a result, the 2020 comparatives have been restated to reflect the write-off of these receivables along with a corresponding increase in cost of sales. Management has identified the error through balance sheet review process and determined that a restatement of its previously issued audited consolidated financial statements for the year ended 31 December 2020 was necessary. The consolidated financial statements for the year ended 31 December 2020 are therefore restated to correct these amounts, as set out below.

	As previously reported	Adjustment	As restated
	£m	£m	£m
Consolidated Income Statement
Cost of sales	(3,940)	(42)	(3,982)
Profit after tax for the year	1,223	(42)	1,181
Profit attributable to shareholders	1,187	(42)	1,145
Total comprehensive income/(expense), net of tax for the year	1,054	(42)	1,012
Total comprehensive income/(expense) for the year attributable to shareholders	1,017	(42)	975
Basic earnings per share (pence)	118,700	(4,200)	114,500
Diluted earnings per share (pence)	118,700	(4,200)	114,500
Consolidated Balance Sheet
Trade and other receivables	2,400	(42)	2,358
Total assets	34,172	(42)	34,130
Retained earnings	(37,805)	42	(37,763)
Net impact on equity	(26,265)	42	(26,223)
Consolidated Cash flow statement
Adjustments reconciling profit after tax to cash generated from operations	738	42	780

Going concern

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, unless otherwise indicated in the accounting policies below. The directors of the CH Group have reviewed cash flow forecasts and trading budgets and after making appropriate enquiries, have formed the view that the CH Group will generate sufficient cash to meet its ongoing requirements for at least the next 12 months; accordingly the going concern basis of preparation has been adopted.

2.	Accounting principles and policies

a) Consolidation

Entities over which the CH Group has the power to direct the relevant activities so as to affect the returns to the CH Group, generally through control over the financial and operating policies from either voting or contractual rights, are accounted for as subsidiaries. Interests acquired in entities are consolidated from the date the CH Group acquires control and interests sold are de-consolidated from the date control ceases.

Where, as part of a business combination, the CH Group is not able to exercise control over a particular operation due to the existence of legal or other restrictions, the associated assets and liabilities are not consolidated, and a financial asset or liability is recognised for the economic benefit or obligation to be received under the contribution agreement. The assets and liabilities are consolidated, and the associated financial asset or liability derecognised, on the date at which the CH Group is able to exercise control over these operations.

Transactions and balances between subsidiaries are eliminated and no profit before tax is recognised on sales between subsidiaries until the products are sold to customers outside the CH Group. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-group profit is accounted for only to the extent that it is considered recoverable.

b) Business combinations

Business combinations where common control exists at the time of the transaction relate to businesses that were controlled by a part of the GSK Group, other than the CH Group and then as a result of the combination were transferred into the CH Group at some point during the periods covered by the financial statements. Such business combinations are accounted for by recognising all assets and liabilities acquired at their previous carrying values within the GSK Group with effect from the beginning of the earliest period reported in the financial statements. No new goodwill arises from such transactions.

Business combinations where common control does not exist before the transaction are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill, denominated in the currency of the operation acquired.

The costs related to business combinations are charged to the income statement in the period in which they are incurred. Where not all the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis.

Changes in the CH Group’s ownership percentage of subsidiaries are accounted for within equity.

c) Foreign currency translation

Foreign currency transactions are booked in the functional currency of the relevant company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the period retained by overseas subsidiaries are translated into Sterling are recognised in Other Comprehensive Income.

d) Revenue

The CH Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that the CH Group enters into relate to sales orders containing single performance obligations for the delivery of consumer healthcare products. The average duration of a sales order is less than 12 months.

Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but generally occurs on delivery to the customer.

Product revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly. Value added tax and other sales taxes are excluded from revenue.

e) Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure are charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales, distribution costs on sales to customers are included in selling, general and administrative (“SG&A”) expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created by either starting to implement the restructuring plans or announcing its main features.

f) Research and development

Research and development (“R&D”) expenditure is charged to the income statement in the period in which it is incurred. R&D expenditure comprises expenditure that is directly attributable to the research and development of new products, including the costs attributable to the generation of intellectual property and product registrations, depreciation and amortisation of equipment, real estate and IT assets used by the R&D function. Development expenditure is capitalised from when the required regulatory approvals to launch a new product are obtained and the criteria for recognising an asset are met. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the CH Group’s policy described below.

g) Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the CH Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome.

The CH Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the CH Group against third parties are charged to the income statement as they are incurred.

h) Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries. Future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

Actuarial gains and losses and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the period in which they arise.

The CH Group’s contributions to defined contribution plans are charged to the income statement as incurred.

i) Employee share plans

Incentives, in the form of shares in the CH Group’s ultimate parent company, GlaxoSmithKline plc, are provided to employees under share option and share award schemes. These schemes are operated by GSK affiliates.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods. At the end of each reporting period, the GSK Group reviews its charge and revises it accordingly based on the number of options expected to vest.

j) Property, plant and equipment

Property, plant and equipment (“PP&E”) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets under construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

k) Intangible assets

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the fair value of the CH Group’s share of the identifiable assets and liabilities of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment, or more frequently where indicators of impairment exist and is carried at cost less any accumulated impairment losses.

Goodwill is allocated to cash generating units (“CGU”) for the purpose of impairment testing. A CGU is identified at the lowest aggregation of assets that generate largely independent cash inflows, and that which is looked at by management for monitoring and managing the business. If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment is immediately recognised in the consolidated income statement and an impairment loss recognised for goodwill is not subsequently reversed.

On disposal, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis from the time they are available for use. The estimated useful lives for determining the amortisation charge consider patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed and, where appropriate, adjusted annually.

Any development costs incurred by the CH Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of an asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

l) Leases

The CH Group recognises right of use assets under lease arrangements in which it is the lessee, except for short term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. Rights to use assets owned by third parties under lease arrangements are capitalised at the inception of the lease and recognised on the balance sheet. The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.

For calculating the discounted lease liability on leases with annual payments of £2 million or more, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. If neither of these is available, and for leases with annual payments of less than £2 million, the incremental borrowing rate is calculated at the rate of interest at which the CH Group would have been able to borrow for a similar term and with a similar security the funds necessary to obtain a similar asset in a similar market.

Finance costs are charged to the income statement to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short-term and low value leases are not capitalised, and lease rentals are also charged to the income statement as incurred.

Non-lease components are accounted for separately from the lease components in plant and equipment leases but are not separately accounted for in land and buildings or vehicle leases.

If modifications or reassessments occur, the lease liability and right of use asset are re-measured.

Right of use assets where title is expected to pass to the CH Group at a point in the future are depreciated on a basis constant with similar owned assets. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term.

m) Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger CGU, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

n) Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is determined on a first in, first out basis.

o) Trade payables

Trade payables are initially recognised at fair value and then held at amortised cost. Long-term payables are discounted where the effect is material.

p) Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date. A separate return approach is used for calculating income tax provisions and related deferred tax assets and liabilities.

Deferred tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

q) Financial instruments

Financial assets

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.

Trade receivables

Trade receivables are measured in accordance with the business model under which each portfolio of trade receivables is held. The CH Group has portfolios in two of the three business models under IFRS 9 to collect the contractual cash flows (measured at amortised cost) and to sell the contractual cash flows (measured at FVTPL).

Trade receivables measured at amortised cost are carried at the original invoice amount less allowances for ECL. ECLs are calculated in accordance with the simplified approach permitted by IFRS 9, using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The ECL rate varies depending on whether and the extent to which settlement of the trade receivables is overdue and it is also adjusted as appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the location and type of customer.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the income statement.

Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

Cash and cash equivalents

Cash held in deposit accounts is measured at amortised cost. Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by the CH Group are forward foreign exchange contracts and swaps. The CH Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are classified as held-for-trading and are measured at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in fair values of derivatives designated as fair value hedges are recorded in the income statement together with the changes in the fair value of the hedged asset or liability. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

3.	Key accounting judgements and estimates

In preparing the consolidated financial statements, management is required to make judgements about when or how items should be recognised in the consolidated Financial statements and estimates and assumptions that affect the amounts of assets, liabilities, income and expenses reported in the consolidated financial statements. Actual amounts and results could differ from those estimates. The following are the critical accounting judgements and key sources of estimation uncertainty.

Taxation

Estimates

Management makes the judgement of whether there is sufficient information to be able to make a reliable estimate of the outcome of the dispute. If insufficient information is available, no provision is made.

If sufficient information is available, in estimating a potential tax liability, the CH Group applies a risk-based approach to determine the transactions most likely to be subject to challenge, assuming that the relevant tax authority will review and have full knowledge of all the relevant information, and the probability that the CH Group would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge.

Further details and the factors affecting the tax charge in future years are set out in Note 13, ‘Taxation’. Where open tax matters exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings. At 31 December 2021, the CH Group had recognised provisions of £150 million in respect of such uncertain tax positions (2020: £124 million and 2019: £123 million). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates.

Indefinite life brands

Estimates

Estimation of recoverable amount of indefinite life brands. The CH Group tests at least annually whether indefinite life brands have suffered any impairment, in accordance with the accounting policy. The recoverable amounts of indefinite life brands have been determined based on fair value less costs of disposal model. These calculations require the use of estimates and assumptions consistent with the most up to date budgets and plans that have been formally approved by management and are based on discounted cash flow forecasts using estimated long-term growth rates. The key assumptions used and sensitivity analysis are disclosed in Note 18, ‘Intangible assets’.

Legal and other disputes

Judgement and estimates

Management makes a judgement of whether it is remote, possible or probable that an outflow of resources embodying economic benefits will be required to settle legal obligations. To the extent that the potential outflow is assessed as possible but not probable or insufficient information is available to make a judgement on whether a potential outflow is probable, no provision is made and disclosure related to the claim is provided.

For legal obligations that are assessed as leading to a probable outflow and sufficient information is available, the estimated provisions take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 27, ‘Contingent Liabilities. The CH Group’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements.

The CH Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, or practicable to give a meaningful range of outcomes that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be provided, but no provision would be made and no contingent liability can be quantified. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations, and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

4.	Adoption of new and revised standards

In 2020, the CH Group implemented an amendment to IFRS 3 ‘Business combinations’ which was issued in October 2018. The amendment clarifies the definition of a business and permits a simplified initial assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendment did not have a material impact on the results or financial position of the CH Group in 2020.

‘Covid-19-Related Rent Concessions (Amendment to IFRS 16)’ was issued in May 2020. It introduces a practical expedient to IFRS 16 ‘Leases’ which permits a lessee to elect not to assess whether a COVID-19-related concession in respect of rent due for periods to 30 June 2021 is a lease modification. The amendment is applicable for annual reporting periods beginning on or after 1 June 2020 and earlier application is permitted. The amendment did not have a material impact on the results or financial position of the CH Group in 2020.

The CH Group previously accounted for SaaS (software as a service) configuration and customisation costs as intangible assets. Following the IFRS IC (Interpretation Committee) agenda decision on SaaS in April 2021, the CH Group has adopted the treatment set out in the IFRS IC agenda decision and expensed configuration and customisation costs where the entity does not control the software being configured. The impact of the change has not had a material impact on the results or financial position of the CH Group.

Where the retirement benefit to which an employee is entitled is capped at a specified number of consecutive years, the CH Group previously accounted for these employee benefits from the employment commencement date. Following the IFRS IC agenda decision on Attributing Benefit to Periods of Service in May 2021, the CH Group has adopted the treatment set out in the IFRS IC agenda decision to account for the employee benefits during the last specified number of years where the employee earn the benefit. The impact of the change has not had a material impact on the results or financial position of the CH Group.

During the year, the CH Group implemented ‘Interest Rate Benchmark Reform Phase 2—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ which was issued in August 2020. The amendments address issues that arise from implementation of the reforms, including the replacement of one benchmark with an alternative one. A practical expedient is provided such that the change to contractual cash flows for financial assets and liabilities (including lease liabilities) is accounted for prospectively by revising the effective interest rate. In addition, hedge accounting will not be discontinued solely because of the IBOR reform. Further information is provided in note 33.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the CH Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

5.	Exchange rates

The CH Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the CH Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the year, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Year-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Average rates			Period end rates

	2021	2020	2019	2021	2020	2019
Average rates:
USD/£	1.38	1.29	1.28	1.35	1.36	1.32
Euro/£	1.16	1.13	1.14	1.19	1.11	1.18
Swiss Franc/£	1.25	1.21	1.27	1.23	1.20	1.28
CNY/£	8.86	8.91	8.82	8.56	8.93	9.19

6.	Revenue and segment information

Analysis of revenue by geography is included below, the composition of these geographical segments is reviewed on an annual basis.

For management reporting purposes, the CH Group is organised into business units based on geographical areas and has three reportable segments, as follows:

•	North America

•	Europe, Middle East, Africa and Latin America (EMEA and LatAm)

•	Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The primary products sold by each of the reportable segments consist of Oral Health, Pain Relief, Vitamins, Minerals and Supplements, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments.

The Commercial Operations Board is the Chief Operating Decision Maker (“CODM”) who monitors the operating results of the Group’s business units separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of adjusted operating profit to assess the performance of the reportable segments. Adjusted Operating Profit is defined as operating profit less net intangible amortisation and impairment of brands, licenses, and patents, restructuring costs, transaction related costs, separation and admission costs, and disposals and other disposal related adjusting costs. The CODM does not review IFRS operating profit or total assets on a segment basis.

	2021	2020	2019
Revenue by segment	£m	£m	£m
North America	3,525	3,779	2,880
EMEA and LatAm	3,877	4,059	3,898
APAC	2,143	2,054	1,702

Total revenue	9,545	9,892	8,480

		2021	2020[1]	2019
Adjusted operating profit by segment		£m	£m	£m
North America		828	897	660
EMEA and LatAm		960	857	746
APAC		461	377	311
Corporate and other unallocated		(77)	(57)	(63)

		2,172	2,074	1,654

Reconciling items between adjusted operating profit and operating profit:
Net amortisation and impairment of intangible assets	18,8	(16)	(97)	(36)
Restructuring costs	12	(195)	(411)	(330)
Transaction related costs	19	—	(91)	(366)
Separation and admission costs	8	(278)	(66)	—
Disposals and others	29	(45)	189	(25)

Group operating profit		1,638	1,598	897

Net finance costs		(2)	(7)	(11)

Profit before taxation		1,636	1,591	886

[1]	Figures have been restated as described in Note 1

Net amortisation and impairment of intangible assets includes amortisation and impairment of intangible assets, excluding computer software, and impairment of goodwill net of reversals of impairment. Transaction related costs relate to transaction related accounting including the unwind of uplift of fair value in inventory.

	2021	2020	2019
Revenue by product category	£m	£m	£m
Oral health	2,724	2,745	2,657
Pain relief	2,237	2,192	1,742
Vitamins, minerals and supplements	1,501	1,494	597
Respiratory health	1,132	1,298	1,318
Digestive health and other	1,951	2,163	2,166

Total revenue	9,545	9,892	8,480

Revenue attributable to the country of domicile and all foreign countries of operation greater than 10% are included below:

	2021	2020	2019
Revenue by location of customer	£m	£m	£m
UK	327	374	380
US	3,138	3,360	2,559
China	801	700	474
Rest of the World	5,279	5,458	5,067

Total revenue	9,545	9,892	8,480

	North America	Europe, Middle East and Africa, Latin America	Asia Pacific	Other reconciling items	Total CH Group
Other segmental information	£m	£m	£m	£m	£m
Year ended 31 December 2021
Impairment charges	5	5	2	25	37
Impairment reversal	—	—	—	(48)	(48)

Year ended 31 December 2020
Impairment charges	6	10	6	68	90
Impairment reversal	—	—	—	(21)	(21)

Year ended 31 December 2019
Impairment charges	5	1	—	19	25
Impairment reversal	(9)	—	—	(10)	(19)

Non-current assets attributable to the country of domicile and all foreign countries of operation greater than 10% are included below:

	2021	2020	2019
Non-current assets by location of subsidiary	£m	£m	£m
UK	430	410	471
US & Puerto Rico	7,884	7,827	8,262
Rest of the World	20,551	20,593	20,910

Non-current assets	28,865	28,830	29,643

Non-current assets by location excludes derivatives, deferred tax assets and post-retirement benefit assets.

7.	Other operating (expense)/ income

In 2021, as part of the continued strategic review of the business, the CH Group sold several assets including Transderm Scop, Acne-Aid and Baldriparan. The CH Group has recognised a total net gain on disposals of £31 million in the year.

In 2020, as a result of the strategic review of the business, the CH Group sold several businesses and assets including Breathe Right, Physiogel, Coldrex, Venoruton, certain intellectual property rights of Horlicks and other assets and smaller businesses. Thermacare has been disposed in 2020 to meet EMEA anti-trust requirements. The CH Group has recognised a total net gain on disposals of £212 million in the year.

In 2019 Other operating expense includes net losses of £17 million relating to the deal costs incurred for the disposal of intellectual property and businesses, mainly related to deal costs preparing Thermacare for the divestment.

Certain Horlicks intellectual property rights amounting to £16 million legally owned by an entity within the CH Group were disposed of in 2020. These intellectual property rights were legally owned by an entity within the CH Group however the GSK Group has the beneficial title to these. The intellectual property rights were sold for £74 million resulting in a gain on disposal of £58 million. The proceeds of the sale were subsequently declared and paid as a dividend to the GSK Group in 2020, refer to note 14 Dividend.

8.	Operating profit

	2021	2020	2019
The following items have been included in operating profit:	£m	£m	£m
Advertising and promotion	1,941	2,013	1,772
Distribution costs	209	226	194
Impairment of assets held for sale
Intangible assets	—	20	—
Property, plant and equipment	—	3	—
Net foreign exchange losses	11	12	7
Short term lease charge	1	1	1
Separation and admission costs	278	66	—

Separation and admission costs represent costs incurred in relation to and in connection with the separation and potential listing of the CH Group as a standalone business. These costs are not directly attributable to the sale of the CH Group’s products and specifically relate to the activities mentioned above, affecting comparability of the CH Group’s financial results in historic and future reporting periods.

9.	Employee and Key Management Personnel costs

	2021	2020	2019
	£m	£m	£m
Wages and salaries	1,287	1,362	1,285
Social security costs	147	151	109
Pension and other post-employment costs (Note 25)	30	30	29
Cost of share-based incentive plans (Note 34)	59	63	58
Severance costs from integration and restructuring activities	95	77	89

	1,618	1,683	1,570

The CH Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life insurance.

All individuals performing services for the CH Group are employed and remunerated by CH Group companies or other members of the GSK Group. Where a management charge for wages and salaries has been made from entities outside the CH Group, such amounts are not included in wages and salaries above as it is not practical to separate such amounts from other management recharges.

Details of Key Management Personnel

Key Management Personnel comprises the Executive board members and the Consumer Healthcare leadership team (“CHLT”). The compensation of Key Management Personnel in respect of their services to the CH Group in aggregate was as follows:

	2021	2020	2019
	£m	£m	£m
Wages and salaries	11.7	13.9	13.8
Social security costs	1.1	1.1	1.1
Pension and other post-employment costs	1.7	1.6	1.4
Cost of share-based incentive plans	6.9	7.8	7.8

	21.4	24.4	24.1

Retirement benefits accrued under defined benefit schemes sponsored by sister companies within the GSK Group for one director in 2021, two directors in 2020 and two directors in 2019. Two (2020: three, 2019: three) directors received share awards under long term incentive plans in respect of qualifying services to the CH Group in 2021.

10.	Finance income

	2021	2020	2019
	£m	£m	£m
Interest income arising from:
Cash and cash equivalents	3	2	2
Other receivables with GSK Group companies	10	12	18
Derivatives at fair value through profit or loss	4	4	4
Net gains arising from:
Financial instruments measured at fair value through profit or loss	(35)	(27)	—
Retranslation of loans	35	29	—

	17	20	24

	2021	2020	2019
	£m	£m	£m
Finance income arising from:
Financial assets measured at amortised cost	13	14	20
Financial assets measured at fair value through profit or loss	4	4	4
Net gains arising from:
Financial instruments measured at fair value through profit or loss	(35)	(27)	—
Retranslation of loans	35	29	—

	17	20	24

11.	Finance expense

	2021	2020	2019
	£m	£m	£m
Interest expense arising on:
Financial liabilities at amortised cost	(3)	(2)	(5)
Derivatives at fair value through profit or loss	(5)	(7)	(12)
Loans with GSK Group companies	(4)	(6)	(9)
Net losses arising from:
Financial instruments measured at fair value through profit or loss	—	—	(4)
Retranslation of loans	—	—	3
Finance expense arising on lease liabilities	(4)	(7)	(4)
Other finance expense	(3)	(5)	(4)

	(19)	(27)	(35)

12.	Restructuring costs

Restructuring costs mainly relate to initiatives announced since formation of the CH Group and include Personnel costs, impairments of tangible assets and computer software relating to restructuring programmes.

Restructuring costs are those mainly related to specific Board-approved restructuring programmes, including integration costs following material acquisitions, which are structural and are of a significant scale in terms of the costs of individual or related projects. In 2021, CH Group defined such programmes to comprise of any projects exceeding £15 million whilst in prior periods, this was determined to be any projects exceeding £25 million. This change did not result in any differences in the nature of restructuring programmes included as part of restructuring costs for 2020 and 2019.

In 2021, Restructuring costs of £195 million (2020: £411 million, 2019: £330 million) have been charged to the income statement and recognised in the expense categories outlined below. Restructuring costs are mainly activities to generate synergies from the integration of Pfizer’s Consumer Healthcare business into the CH Group’s business, following the Pfizer Transaction completed on 31 July 2019.

The unutilised balances of the restructuring costs as at 31 December 2021, 2020 and 2019 are included in Note 26 ‘Other provisions’.

	2021	2020	2019
	£m	£m	£m
Cost of sales	44	89	69
Selling, general and administration, and other operating expenses	150	314	236
Research and development	1	8	25

	195	411	330

13.	Taxation

The major components of income tax expense are:

	2021	2020	2019
Taxation charge/(credit) based on profits for the period	£m	£m	£m
Current year charge	361	540	196
Charge in respect of prior periods	(50)	11	21

Total current taxation	311	551	217
Total deferred taxation	(114)	(141)	(18)

Total taxation charge	197	410	199

The tax charge on total profits amounted to £197 million (2020: £410 million and 2019: £199 million) and represented an effective tax rate of 12% (2020: 26% and 2019: 23%).

	2021	2020[1]	2019
Reconciliation of the taxation rate on the CH Group profits	£m	£m	£m
Profit before tax	1,636	1,591	886
UK statutory rate of taxation of 19%	311	302	167
Differences in overseas taxation rates	105	124	97
Benefit of substance-based tax rulings	(18)	(70)	(29)
R&D tax credits	(2)	(2)	(2)
Tax losses not recognised	3	8	—
Permanent differences on disposals, acquisitions and transfers	(164)	(20)	—
Items non-deductible/taxable for tax purposes	3	25	(1)
Re-assessment of prior year estimates	(70)	19	(29)
Changes in tax rates	29	24	(4)

Total tax charge	197	410	199

[1]	Figures have been restated as described in Note 1

Permanent differences on disposals, acquisitions and transfers in 2021 reflects tax credits arising on the transfer of intellectual property within the CH Group.

Future tax charges, and therefore the effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms, agreements with tax authorities and resolution of open matters as the CH Group continue to bring the tax affairs up to date around the world. The CH Group operates in countries where the tax rate differs from the UK tax rate and the taxable profits earned and tax rates in those countries vary from year to year. The impact of these overseas taxes on the overall rate of tax is shown above.

Taxation matters

The integrated nature of the CH Group’s worldwide operations involves significant investment in research and manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. This gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual CH Group companies are liable to tax.

In line with current OECD guidelines, the CH Group base its transfer pricing policy on the ‘arm’s length’ principle. However, different tax authorities may seek to attribute further profit to activities being undertaken in their jurisdiction potentially resulting in double taxation. The CH Group also has open items in several jurisdictions concerning such matters as the deductibility of particular expenses and the tax treatment of certain business transactions. The CH Group applies a risk based approach to determine the transactions most likely to be subject to challenge and the probability that the CH Group would be able to obtain compensatory adjustments under international tax treaties.

The calculation of the CH Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.

Whilst a newly standalone CH Group may be subject to additional and/or different scrutiny from tax authorities than as part of a wider-GSK Group, the CH Group continues to believe that it has made adequate provision for the liabilities it may bear in respect of periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate.

At 31 December 2021, the CH Group had recognised provisions of £150 million in respect of such uncertain tax positions (2020: £124 million and 2019: £123 million).

In 2021, the aggregate amount of unremitted profits at the balance sheet date was approximately £1.7 billion (2020: £1.6 billion and 2019: £1.4 billion). UK legislation relating to company distributions provides for exemption from tax for most repatriated profits, subject to certain exceptions. Provision for deferred tax liabilities of £38 million (2020: £24 million and 2019: £14 million) has been made in respect of withholding taxation that would arise on the distribution of profits by certain overseas subsidiaries. Deferred tax is not provided on temporary differences of £147 million (2020: £135 million and 2019: nil) arising on unremitted profits as management can control any future reversal and does not consider such a reversal to be probable.

Movement in deferred tax assets and liabilities

	Accelerated capital allowances	Intangibles	Pensions & other post- employment benefits	Tax losses	Other net temporary differences	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2021	(45)	(3,451)	82	26	266	(3,122)
Exchange adjustments	(6)	(18)	(8)	—	9	(23)
(Charge)/credit to income statement	(15)	31	(12)	(17)	127	114
Credit to statement of comprehensive income	—	—	(12)	—	(2)	(14)

At 31 December 2021	(66)	(3,438)	50	9	400	(3,045)

	Accelerated capital allowances	Intangibles	Pensions & other post- employment benefits	Tax losses	Other net temporary differences	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2020	(35)	(3,563)	64	17	257	(3,260)
Exchange adjustments	1	11	1	1	—	14
(Charge)/credit to income statement	(11)	131	4	8	9	141
Credit to statement of comprehensive income	—	—	13	—	—	13
Transfers from liabilities directly related to assets held for sale	—	(30)	—	—	—	(30)

At 31 December 2020	(45)	(3,451)	82	26	266	(3,122)

	Accelerated capital allowances	Intangibles	Pensions & other post- employment benefits	Tax losses	Other net temporary differences	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2019	(39)	(1,103)	61	14	165	(902)
Exchange adjustments	—	212	(3)	(1)	—	208
(Charge)/credit to income statement	(1)	(51)	(10)	(7)	91	22
Credit to statement of comprehensive income	—	—	1	—	2	3
Additions through business combination	5	(2,621)	15	11	(1)	(2,591)

At 31 December 2019	(35)	(3,563)	64	17	257	(3,260)

Recognised tax losses comprise £9 million (2020: £26 million and 2019: £17 million) in respect of net trading losses. Other net temporary differences include accrued expenses for which a tax deduction is only available on a paid basis and deferred tax on intra-group profits arising on intercompany inventories which are eliminated within the consolidated financial statements. As intra-group profits are not eliminated from the individual entities’ tax returns a temporary difference arises that will reverse at the point in time inventory is sold externally. After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2021	2020	2019
	£m	£m	£m
Deferred tax assets	312	251	254
Deferred tax liabilities	(3,357)	(3,373)	(3,514)

	(3,045)	(3,122)	(3,260)

For the periods presented, US entities within the CH Group remain party to the GSK Group unitary state filing. US temporary differences therefore continue to be valued at the unitary state tax blended rate applicable to the GSK Group. As a result of the demerger, the US entities will no longer be part of the GSK Group unitary state filing and these entities will need to prepare standalone state tax filings. This may result in a higher rate of state taxes applying to the CH Group for both current and deferred tax liabilities.

	2021	2021	2020	2020	2019	2019
	Tax losses	Unrecognised asset	Tax losses	Unrecognised asset	Tax losses	Unrecognised asset
Unrecognised tax losses	£m	£m	£m	£m	£m	£m
Trading losses expiring:
Within 10 years	15	3	26	3	6	1
More than 10 years	326	15	335	17	349	24
Available indefinitely	67	10	86	15	—	—

As at 31 December	408	28	447	35	355	25

Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses, as supported by management forecasts.

14.	Dividends

During the years ended 31 December 2021, 2020 and 2019, the CH Group declared and paid dividends as set forth below. No further dividends were declared or paid.

Date paid	£ per share	£’m
Dividends paid in 2021:
30 March 2021	621	621
28 September 2021	49	49
21 December 2021	478	478

		1,148

Dividends paid in 2020:
17 June 2020	54	54
19 June 2020	1,292	1,292
22 September 2020	20	20
23 September 2020	750	750
9 November 2020	255	255

		2,371

Dividends paid in 2019:
28 March 2019	72	43
24 May 2019	1,127	338
28 May 2019	75,000	15
7 June 2019	25,470,588	432
28 June 2019	1,829,268	300
28 June 2019	3,199	24

		1,152

15.	Earnings per share

	2021	2020[1]	2019
	pence	pence	pence
Basic earnings per share	139,000	114,500	65,500
Diluted earnings per share	139,000	114,500	65,500

[1]	Figures have been restated as described in Note 1

Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period, with 1,000,000 shares outstanding on 1 January 2021, 2020 and 2019.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. However, since employees’ share options are satisfied in shares of GSK Group, there are no dilutive equity instruments. The number of shares in issue above may not be representative of the number of shares in issue in the future.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	2021	2020	2019
Weighted average number of shares in issue	‘000	‘000	‘000
Basic	1,000	1,000	1,000
Dilution for share options and awards	—	—	—
Diluted	1,000	1,000	1,000

16.	Property, plant and equipment

	Land and buildings	Plant, equipment and vehicles	Assets under construction	Total
	£m	£m	£m	£m
Cost at 1 January 2019	762	1,321	204	2,287
Exchange adjustments	14	(14)	(13)	(13)
Additions	22	62	118	202
Additions through business combinations	145	175	34	354
Disposals and write-offs	(10)	(174)	(22)	(206)
Reclassifications	(4)	102	(102)	(4)
Transfer to assets held for sale	—	—	(9)	(9)

Cost at 31 December 2019	929	1,472	210	2,611

Exchange adjustments	(8)	5	(4)	(7)
Additions	4	9	217	230
Additions through business combinations	—	6	—	6
Disposals and write-offs	(27)	(81)	(11)	(119)
Reclassifications	26	96	(130)	(8)
Transfer to assets held for sale	(14)	(17)	(4)	(35)

Cost at 31 December 2020	910	1,490	278	2,678

Exchange adjustments	15	(27)	(3)	(15)
Additions	1	13	215	229
Disposals and write-offs	(40)	(132)	(7)	(179)
Reclassifications	34	150	(184)	—
Transfer to assets held for sale	—	(8)	—	(8)

Cost at 31 December 2021	920	1,486	299	2,705

Depreciation at 1 January 2019	(195)	(803)	—	(998)
Exchange adjustments	(43)	(16)	—	(59)
Charge for the year	(33)	(134)	—	(167)
Disposals and write-offs	6	122	—	128

Depreciation at 31 December 2019	(265)	(831)	—	(1,096)

	Land and buildings	Plant, equipment and vehicles	Assets under construction	Total
	£m	£m	£m	£m
Exchange adjustments	1	(3)	—	(2)
Charge for the year	(39)	(128)	—	(167)
Disposals and write-offs	20	80	—	100
Transfer to assets held for sale	10	19	—	29

Depreciation at 31 December 2020	(273)	(863)	—	(1,136)

Exchange adjustments	—	17	—	17
Charge for the year	(32)	(107)	—	(139)
Disposals and write-offs	28	114	—	142
Transfer to assets held for sale	—	6	—	6

Depreciation at 31 December 2021	(277)	(833)	—	(1,110)

Impairment at 1 January 2019	—	(54)	(8)	(62)
Exchange adjustments	—	2	5	7
Impairment losses	(4)	(1)	(1)	(6)
Disposals and write-offs	—	6	1	7
Reversal of impairments	—	8	1	9

Impairment at 31 December 2019	(4)	(39)	(2)	(45)

Exchange adjustments	—	1	(1)	—
Impairment losses	(8)	(10)	(1)	(19)
Disposals and write-offs	3	2	—	5
Reversal of impairments	3	—	—	3

Impairment at 31 December 2020	(6)	(46)	(4)	(56)

Exchange adjustments	(2)	—	—	(2)
Impairment losses	(6)	(8)	(3)	(17)
Disposals and write-offs	8	20	3	31
Reversal of impairments	—	12	—	12

Impairment at 31 December 2021	(6)	(22)	(4)	(32)

Depreciation and impairment at 31 December 2019	(269)	(870)	(2)	(1,141)
Depreciation and impairment at 31 December 2020	(279)	(909)	(4)	(1,192)
Depreciation and impairment at 31 December 2021	(283)	(855)	(4)	(1,142)

Net book value at 31 December 2019	660	602	208	1,470
Net book value at 31 December 2020	631	581	274	1,486
Net book value at 31 December 2021	637	631	295	1,563

For the three years ended 31 December 2021, the impairment losses principally arise from decisions to rationalise facilities and are calculated based on higher of fair value less costs of disposal and value in use. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the CH Group’s post-tax weighted average cost of capital (“WACC”) of 6%, adjusted where appropriate for relevant specific risks. For value in use calculations, where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be re-performed using pre-tax cash flows and a pre-tax discount rate.

Impairment losses of £2 million for 2021 (2020: £11 million and 2019: £3 million) have been charged to cost of sales and £15 million for 2021 (2020: £8 million and 2019: £3 million) have been charged to selling, general and administration expenses respectively.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.

Reclassifications of £8 million for 2020 (2019: £4 million) relating to assets under construction that have been reclassified to computer software in intangible assets during the year. No reclassifications were made in 2021.

Certain assets were transferred from property, plant and equipment to assets held for sale and subsequently disposed of during the year. There were no assets and liabilities held for sale remaining as at 31 December 2021.

17.	Right of use assets

	Land and buildings	Plant and equipment	Vehicles	Total
	£m	£m	£m	£m
Net book value at 1 January 2019	104	2	13	119
Exchange adjustments	(4)	(1)	(1)	(6)
Additions through business combinations	27	10	2	39
Additions	20	1	10	31
Depreciation	(22)	(2)	(7)	(31)
Disposals	—	(1)	—	(1)

Net book value at 31 December 2019	125	9	17	151
Exchange adjustments	(3)	—	—	(3)
Additions	28	1	10	39
Depreciation	(39)	(1)	(8)	(48)
Disposals and write-offs	(14)	(4)	(5)	(23)

Net book value at 31 December 2020	97	5	14	116
Exchange adjustments	1	—	(1)	—
Additions	27	4	6	37
Depreciation	(27)	—	(8)	(35)
Disposals and write-offs	(10)	(8)	(1)	(19)

Net book value at 31 December 2021	88	1	10	99

An analysis of lease liabilities is set out in Note 24, ‘Borrowings’. The total cash outflow for leases amounted to £38 million for 2021 (2020: £44 million and 2019: £42 million). There were no significant lease commitments for leases not commenced at year-ends.

18.	Intangible assets

	Goodwill	Indefinite life brands	Amortised brands, licences and patents	Computer Software	Total
	£m	£m	£m	£m	£m
Cost at 1 January 2019	2,613	8,524	401	279	11,817
Exchange adjustments	(100)	(1,035)	(10)	(8)	(1,153)
Additions through business combinations	5,658	12,357	—	31	18,046
Other additions	—	—	11	42	53
Disposals and asset write-offs	—	—	(2)	(2)	(4)
Reclassification	—	(18)	18	4	4
Transfer to assets held for sale	—	(227)	(14)	—	(241)

Cost at 31 December 2019	8,171	19,601	404	346	28,522
Exchange adjustments	(29)	(82)	(9)	(3)	(123)
Additions through business combinations	124	—	—	2	126
Other additions	—	—	7	89	96
Disposals and asset write-offs	(1)	—	(9)	(13)	(23)
Reclassification	—	(572)	572	8	8
Transfer to assets held for sale	—	(635)	(253)	—	(888)

Cost at 31 December 2020	8,265	18,312	712	429	27,718
Exchange adjustments	(19)	65	(2)	(3)	41
Other additions	—	—	7	66	73
Disposals and asset write-offs	—	—	(23)	(20)	(43)
Reclassification	—	(9)	9	—	—
Transfer to assets held for sale	—	(43)	(6)	—	(49)

Cost at 31 December 2021	8,246	18,325	697	472	27,740

Amortisation at 1 January 2019	—	—	(143)	(105)	(248)
Exchange adjustments	—	—	5	(1)	4
Charge for the period	—	—	(27)	(35)	(62)
Disposals and asset write-offs	—	—	1	1	2
Transfer to assets held for sale	—	—	3	—	3

Amortisation at 31 December 2019	—	—	(161)	(140)	(301)
Exchange adjustments	—	—	2	—	2
Charge for the period	—	—	(50)	(40)	(90)
Disposals and asset write-offs	—	—	5	12	17
Transfer to assets held for sale	—	—	44	—	44

Amortisation at 31 December 2020	—	—	(160)	(168)	(328)
Exchange adjustments	—	—	1	—	1
Charge for the period	—	—	(40)	(54)	(94)
Disposals and asset write-offs	—	—	—	3	3
Transfer to assets held for sale	—	—	2	—	2

Amortisation at 31 December 2021	—	—	(197)	(219)	(416)

	Goodwill	Indefinite life brands	Amortised brands, licences and patents	Computer Software	Total
	£m	£m	£m	£m	£m
Impairment at 1 January 2019	—	(240)	(17)	(2)	(259)
Exchange adjustments	—	1	1	(1)	1
Impairment losses	—	(2)	(17)	—	(19)
Reversal of impairment losses	—	—	10	—	10
Transfer to assets held for sale	—	53	5	—	58

Impairment at 31 December 2019	—	(188)	(18)	(3)	(209)
Exchange adjustments	—	1	4	—	5
Impairment losses	—	(10)	(35)	—	(45)
Reversal of impairment losses	—	—	18	—	18
Reclassification	—	39	(39)	—	—
Transfer to assets held for sale	—	—	59	—	59

Impairment at 31 December 2020	—	(158)	(11)	(3)	(172)
Exchange adjustments	—	—	—	—	—
Impairment losses	—	—	(12)	(8)	(20)
Reversal of impairment losses	—	36	—	—	36
Disposals and asset write-offs	—	—	23	4	27

Impairment at 31 December 2021	—	(122)	—	(7)	(129)

Amortisation and impairment at 31 December 2019	—	(188)	(179)	(143)	(510)
Amortisation and impairment at 31 December 2020	—	(158)	(171)	(171)	(500)
Amortisation and impairment at 31 December 2021	—	(122)	(197)	(226)	(545)

Net book value at 31 December 2019	8,171	19,413	225	203	28,012
Net book value at 31 December 2020	8,265	18,154	541	258	27,218
Net book value at 31 December 2021	8,246	18,203	500	246	27,195

The net book value of computer software included £130 million (2020: £124 million and 2019: £8 million) of internally generated costs.

Goodwill

Goodwill mainly arose from the Novartis transaction in 2015 (£2.6 billion) and the Pfizer transaction in 2019 (£5.6 billion).

Goodwill is allocated to the CH Group’s CGUs as follows:

	2021	2020	2019
	£m	£m	£m
Asia Pacific	2,127	2,132	2,015
Europe, Middle East and Africa, and Latin America	2,902	2,908	2,919
North America	3,217	3,225	3,237

Net book value at 31 December	8,246	8,265	8,171

The CH Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the CGUs are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-adjusted post-tax cash flows and terminal value.

The discount rate used is based on the CH Group’s post-tax WACC of 6%, as most cash generating units have integrated operations across large parts of the CH Group. The discount rate is adjusted where appropriate for specific segment, country or currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow model used in the impairment tests of the Asia Pacific (“APAC”), Europe, Middle East and Africa and Latin America (“EMEA and LatAm”), and North America (“N America”) cash generating units are as follows:

Valuation basis	Fair value less costs of disposal
Key assumptions	Sales growth rates
	Profit margins
	Terminal growth rate
	Discount rate
	Taxation rate
Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information.
	Margins reflect past experience, adjusted for expected changes.
	Terminal growth rates based on management’s estimate of future long-term average growth rates.
	Discount rates based on the CH Group WACC, adjusted where appropriate.
	Taxation rates based on appropriate rates for each region.
Period of specific projected cash flows	Five years
Terminal growth rate		2021	2020	2019
	APAC	4.5% p.a.	4.5% p.a.	4.5% p.a.
	EMEA and LatAm	3.5% p.a.	3.5% p.a.	3.5% p.a.
	N America	2.5% p.a.	2.5% p.a.	2.5% p.a.
Discount rate (post tax)		2021	2020	2019
	APAC	6.7%	7.1%	6.8%
	EMEA and LatAm	7.6%	7.9%	7.5%
	N America	6.0%	6.0%	6.0%

The terminal growth rate does not exceed the long-term projected growth rate for the CH Group, reflects the impact of future competition and takes account of new product launches. Goodwill is monitored for impairment at the segmental level. In each case the valuation indicated sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of goodwill.

Indefinite life brands and other amortised brands

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired from GlaxoSmithKline legacy entities, Novartis businesses acquired in 2015 and Pfizer businesses acquired in 2019. The indefinite life brands are valued at historical acquisition date. The net book value of the major brands are as follows:

	2021	2020	2019
	£m	£m	£m
Advil	3,362	3,349	3,408
Voltaren	2,725	2,725	2,725
Centrum	1,828	1,824	1,808
Caltrate	1,731	1,678	1,648
Otrivin	1,385	1,385	1,385
Preparation H	1,152	1,139	1,171
Robitussin	1,126	1,111	1,138
Nexium	670	668	682
Fenistil	598	598	598
ChapStick	521	512	523
Emergen-C	439	433	447
Theraflu	436	433	438
Panadol	395	396	397
Lamisil	—	—	291
Sensodyne	270	270	270
Breathe Right	—	—	251
Nicotinell	246	246	246
Excedrin	177	174	180
Vitasprint	117	122	135
Biotene	121	120	123
Physiogel	—	—	114
Polident	114	114	114
Corega	102	102	102
Be-total	85	89	99
Other brands	603	666	1,120

	18,203	18,154	19,413

Robitussin and Preparation H were affected by lower cold & flu incidence resulting from the COVID-19 social distancing measures and by supply chain issues respectively which has resulted in a reduced level of headroom. The CH Group has performed a sensitivity analysis based on changes in key assumptions considered to be reasonably possible by management leaving all other assumptions unchanged. Sensitivity analysis for the year ended 31 December 2021 has identified these two brands as being sensitive to reasonably possible changes in key assumptions. In order for the recoverable amount to be equal to the carrying values of Robitussin and Preparation H, either the discount rate would have to be increased by 0.5% and 0.1%, or the operating margin decreased by 4.1% and 1.5%, or the long term growth rate decreased by 0.7% and 0.2% respectively. Sensitivity analysis for the year ended 31 December 2020 only identified Robitussin as being sensitive to reasonably possible changes in key assumptions. In order for the recoverable amount to be equal to the carrying value, the discount rate would have to be increased by 0.3% or operating margin decreased by 2.7% or the long term growth rate decreased by 0.4%. The CH Group considers that changes in key assumptions of this magnitude are reasonably possible in the current environment.

During the year ended 31 December 2020, Breathe Right and Physiogel were transferred to Assets Held for Sale and subsequently disposed of. In addition, certain brands including Lamisil, were reclassified from indefinite life brands to amortised brands following a review by the CH Group on the useful life of these brands. As at 31 December 2021, Lamisil had a carrying value of £259 million (2020: £275 million and 2019: £291 million) with a remaining amortisation period of 18 years.

Except as set out above, each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar, stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The CH Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using post- tax cash flow forecasts with a terminal value calculation and a discount rate equal to the CH Group post-tax WACC of 6% for 2020 and 2019 adjusted where appropriate for country and currency specific risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between -3% and 3% are management’s estimates of future long-term average growth rates of the relevant markets.

Other than as disclosed above, the directors do not consider that any reasonably possible changes in the key assumptions would cause the fair value less cost of sale of the individually significant brands disclosed above to fall below their carrying values.

For 2021, the income statement charge for net impairment losses includes impairments of Zyrtec, Treely and capitalised costs for a discontinued research and development project, netted off by reversal of impairments in relation to Alvedon, Abreva and Solpadeine.

Certain assets were transferred from intangible assets to assets held for sale and subsequently disposed of during the year. There were no assets and liabilities held of sale remaining as at 31 December 2021.

For 2020, the income statement charge for net impairment losses mainly includes impairments of Zyrtec, capitalised costs for a discontinued oral care project and a discontinued pain relief device, netted off by reversal of impairments in relation to Transderm Scop.

For 2019, the income statement charge for net impairment losses includes impairments of Savlon, Eurax and Abreva, netted off by reversal of impairments in Prevacid.

	Amortisation			Net impairment (reversals)/losses
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
Cost of sales	57	62	38	(32)	11	9
Selling, general and administration	37	25	24	8	—	—
Research and development	—	3	—	8	16	—

	94	90	62	(16)	27	9

19.	Inventories

	2021	2020	2019
	£m	£m	£m
Raw materials and consumables	233	231	240
Work in progress	47	70	147
Finished goods	671	648	824

	951	949	1,211

The total cost of inventories recognised as an expense and included in cost of sales amounted to £3,462 million in 2021 (2020: £3,666 million and 2019: £3,143 million). This includes inventory write-down of £174 million (2020: £141 million and 2019: £132 million).

The reversals of prior year write-downs of inventories in 2021 is £63 million (2020: £43 million and 2019: £24 million) and principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Included in the balance as at 31 December 2019 is an uplift of the fair value of the inventory acquired from Pfizer as part of the Pfizer transaction of £91 million. The uplift of the fair value was fully unwound as at 31 December 2020. For the year ended 31 December 2019, the amount of uplift of the fair value unwound was £366 million.

20.	Trade and other receivables

	2021	2020[1]	2019
	£m	£m	£m
Trade receivables, net of expected credit loss allowance	1,318	1,348	1,397
Other prepayments and accrued income	56	61	29
Interest receivable	1	1	2
Employee loans and advances	4	2	4
Other third-party receivables	286	452	592
Other receivables with Pfizer Group companies	—	2	14
Other receivables with GSK Group companies	542	492	441

	2,207	2,358	2,479

	2021	2020	2019
Expected credit loss allowance	£m	£m	£m
At 1 January	51	35	19
Exchange adjustments	(1)	(1)	(2)
Charge for the year	33	24	19
Subsequent recoveries of amounts provided for	(30)	(5)	—
Utilised	—	(2)	(1)

At 31 December	53	51	35

[1]	Figures have been restated as described in Note 1

Details of other receivables with Pfizer and GSK Group companies can be found in Note 30, ‘Related party transactions’.

Set out below is the information about the credit risk exposure on the CH Group’s trade receivables using a provision matrix:

	Trade receivable
		Days past due
Year ended 31 December 2021	Current	0-30 days	31-90 days	91-180 days	181 days-1 year	Greater than 1 year	Total
	£m	£m	£m	£m	£m	£m	£m
Expected credit loss rate	1%	2%	17%	100%	100%	100%
Estimated total gross carrying amount at default	1,255	46	30	16	7	17	1,371
Expected credit loss	7	1	5	16	7	17	53

	Trade receivable
		Days past due
Year ended 31 December 2020	Current	0-30 days	31-90 days	91-180 days	181 days-1 year	Greater than 1 year	Total
	£m	£m	£m	£m	£m	£m	£m
Expected credit loss rate	1%	3%	18%	55%	100%	100%
Estimated total gross carrying amount at default	1,298	30	28	20	12	11	1,399
Expected credit loss	11	1	5	11	12	11	51

[1]	Figures have been restated as described in Note 1.

21.	Cash and cash equivalents and liquid investments

	2021	2020	2019
	£m	£m	£m
Cash at bank and in hand	413	333	339
Liquid investments	1	1	1

	414	334	340

Cash and cash equivalents include £67 million in 2021 (2020: £53 million and 2019: £17 million) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

22.	Assets and liabilities held for sale

	2021	2020	2019
	£m	£m	£m
Plant, equipment and vehicles	—	—	23
Other intangibles	—	62	189
Inventory	—	6	13
Other liabilities	—	—	(29)

	—	68	196

Non-current assets and non-current liabilities are transferred to assets held for sale and liabilities held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

Assets of £47 million were transferred from Intangible assets and subsequently disposed of during the year. There were no assets and liabilities held of sale remaining as at 31 December 2021.

Assets held for sale as at 31 December 2020, which were after impairment reversals and exchange impact, were subsequently disposed of in 2021.

Assets held for sale and liabilities held for sale in 2019 primarily reflect the Thermacare disposal group, which was acquired from Pfizer as part of its Consumer Healthcare business but had to be sold by the CH Group in 2020 to meet anti-trust requirements.

Included within assets held for sale as at 31 December 2020 were inventory assets which were written down to fair value less costs to sell of £6 million (2019: £13 million). The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation is classified as level 3 in the fair value hierarchy.

23.	Trade and other payables

	2021	2020	2019
	£m	£m	£m
Trade payables	1,369	1,340	1,201
Customer return and rebate accruals	661	594	506
Other accruals	434	459	564
Wages and salaries	237	259	254
Other payables	—	—	79
Social security	45	76	82
VAT payables	35	42	30
Deferred income	11	11	7
Other payables with Pfizer Group companies	7	26	40
Other payables with GSK Group companies	203	461	657

	3,002	3,268	3,420

Customer return and rebate accruals are provided for by the CH Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the CH Group.

Details of payables with Pfizer and GSK Group companies can be found in Note 30, ‘Related party transactions’.

24.	Borrowings

	2021	2020	2019
	£m	£m	£m
Short-term borrowings
Loan and overdrafts	(49)	(48)	(24)
Lease liabilities	(30)	(34)	(40)

	(79)	(82)	(64)

Long-term borrowings
Lease liabilities	(87)	(105)	(121)

	(87)	(105)	(121)

Total borrowings	(166)	(187)	(185)

As at 31 December 2021, the CH Group had a short-term bank loan of £42 million (2020: £37 million and 2019: £13 million). The weighted average interest rate on the short-term bank loan as at 31 December 2020 and 2021 was 3.7% (2019: 3%).

Lease liabilities

The maturity analysis of lease liabilities recognised on the CH Group balance sheet is as follows:

	2021	2020	2019
	£m	£m	£m
Rental payments due within one year	(30)	(34)	(40)
Rental payments due between one and two years	(22)	(33)	(45)
Rental payments due between two and three years	(15)	(14)	(16)
Rental payments due between three and four years	(13)	(12)	(15)
Rental payments due between four and five years	(10)	(12)	(10)
Rental payments due after five years	(27)	(34)	(35)

	(117)	(139)	(161)

25.	Pensions and other post-employment benefits

Defined benefit pension and other post-employment costs	2021	2020	2019
	£m	£m	£m
German pension schemes	4	3	4
Swiss pension schemes	5	7	12
Irish pension schemes	6	4	7
Other overseas pensions schemes	5	7	4
Unfunded post-retirement healthcare schemes	10	9	2

	30	30	29

Analysed as:
Defined benefit schemes	22	26	26
Defined contribution pensions schemes	8	4	3

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	Net pensions total	Other post retirement obligations total	Total post retirement obligations
	£m	£m	£m
2021
Cost of sales	10	10	20
Research and development	—	—	—
Selling, general and administration	2	—	2

31 December 2021	12	10	22

2020
Cost of sales	14	9	23
Research and development	—	—	—
Selling, general and administration	3	—	3

31 December 2020	17	9	26

	Net pensions total	Other post retirement obligations total	Total post retirement obligations
	£m	£m	£m
2019
Cost of sales	13	2	15
Research and development	2	—	2
Selling, general and administration	9	—	9

31 December 2019	24	2	26

GSK Consumer Healthcare Holdings (No.2) Limited entities operate pension arrangements which cover the CH Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes, by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee, or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service.

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the CH Group’s main plans are undertaken regularly, normally at least every three years.

Actuarial movements in the period are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts.

In addition, GlaxoSmithKline plc affiliates operate certain pension schemes in which the CH Group’s UK and US employees participate. These schemes include defined benefit arrangements where the assets are held independently of the CH Group’s finances and which are funded partly by contributions from members and partly by contributions from the GlaxoSmithKline plc affiliates at rates advised by independent professionally qualified actuaries.

For the UK plans, there is an interest rate and inflation hedging strategy in place. The targets are based on an economic measure of the plan liabilities. Furthermore, the plans also currently hedge a portion of their equity exposure with a staggered maturity profile. The interest rate risk and credit rate risk in the US plans are partially hedged. The targets are based on an accounting measure of the plan liabilities.

In the UK, the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees, including employees of the CH Group, are entitled to join a defined contribution scheme.

Following a period of consultation with impacted employees, it was announced on 17 December 2020 that the UK defined benefit plans would be closed to future accrual effective from 31 March 2022. As a result, post closure the accrued benefits of active participants will be revalued in line with inflation (RPI for the legacy Glaxo Wellcome plans and CPI for the legacy SmithKline Beecham plans subject to the relevant caps for each arrangement) rather than capped pay increases. In addition, all defined benefit plan participants who are still active at 1 April 2022, including participants of the CH Group, will receive a defined pension contribution of £10,000 each.

With respect to the US cash balance pension plans, it was announced on 9 September 2020 that they would be closed to future accrual from 1 January 2021.

In addition, there are a number of post-retirement healthcare schemes, the principal one of which is in the US.

The management fee from GlaxoSmithKline plc group companies includes an element relating to the pension arrangements for the CH Group’s UK and US employees calculated as if the arrangements were on a defined contribution basis. The underlying assets and liabilities of the schemes cover a number of UK and US undertakings and cannot readily be split between each Group undertaking on a consistent and reliable basis. The cost of such defined contribution arrangements is not included in the 12 million (2020: £17 million and 2019: £24 million) charge analysed above.

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in the years stated below for an individual then at the age of 60 is as follows:

As at 31 December 2021	Germany		Switzerland		Ireland		Rest of World
	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years
Current	25.4	29.2	26.6	28.5	26.7	29.3	27.2	28.5
Projected for 2041	28.4	31.5	28.4	30.2	29.2	31.5	28.7	30.0

As at 31 December 2020	Germany		Switzerland		Ireland		Rest of World
	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years
Current	25.4	29.2	26.6	28.8	26.6	29.1	26.8	28.2
Projected for 2040	28.4	31.5	28.4	30.4	29.0	31.3	28.4	29.7

As at 31 December 2019	Germany		Switzerland		Ireland		Rest of World
	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years
Current	25.3	29.1	26.5	28.7	26.5	29.1	27.1	28.8
Projected for 2039	28.3	31.4	28.4	30.4	29.0	31.3	28.8	30.4

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment.

The Pension Plans are exposed to risk that arises because the estimated market value of the Plans’ assets might decline, the investment returns might reduce, or the estimated value of the Plans’ liabilities might increase.

In line with the agreed mix of return seeking assets to generate future returns and liability matching assets to better match future pension obligations, the CH Group has defined an overall long-term investment strategy for the Plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, and bank counterparty risk.

The Plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

The CH Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	2021	2020	2019
	%pa	% pa	% pa
Germany
Rate of increase of future earnings	3.00	3.00	3.00
Discount rate	1.10	0.50	1.10
Expected pension increases	2.10	1.40	1.50
Inflation rate	2.10	1.40	1.50

Switzerland
Rate of increase of future earnings	1.80	1.80	2.00
Discount rate	0.20	0.10	0.10
Expected pension increases	—	—	—
Inflation rate	1.00	1.00	1.00

Ireland
Rate of increase of future earnings	2.00	2.00	2.00
Discount rate	1.30	0.80	1.30
Expected pension increases	3.00	—	—
Inflation rate	2.10	1.50	1.60

Rest of World
Rate of increase of future earnings	N/A	N/A	N/A
Discount rate	2.70	1.45	1.85
Expected pension increases	N/A	N/A	N/A
Inflation rate	2.25	1.50	1.63

The amounts recorded in the income statement and statement of comprehensive income in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

	Pensions	Other post- employment benefits	Total
	£m	£m	£m
31 December 2021
Amounts charged to operating profit:
Current service cost	18	8	26
Past service cost/(credit)	(4)	—	(4)
Gain from settlement	(3)	—	(3)
Net interest cost	1	2	3

	12	10	22

Re-measurements recorded in the statement of comprehensive income	(8)	(19)	(27)

31 December 2020
Amounts charged to operating profit:
Current service cost	24	6	30
Past service cost/(credit)	(7)	—	(7)
Net interest cost	—	3	3

	17	9	26

Re-measurements recorded in the statement of comprehensive income	5	8	13

	Pensions	Other post- employment benefits	Total
	£m	£m	£m
31 December 2019
Amounts charged to operating profit:
Current service cost	21	2	23
Net interest cost	3	—	3

	24	2	26

Re-measurements recorded in the statement of comprehensive income	5	8	13

The fair values of the assets and liabilities of the German, Swiss and Irish defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the CH Group are as follows:

		Germany	Switzerland	Ireland	Rest of World	Total
31 December 2021		£m	£m	£m	£m	£m
Equities:	-Listed	54	98	102	6	260
Property:	-Unlisted	—	52	—	—	52
Bonds:	-Listed	55	89	130	19	293
Insurance contracts		27	55	—	—	82
Other assets		—	6	1	12	19

		136	300	233	37	706
Asset ceiling restriction		—	(26)	—	—	(26)

Fair value of assets		136	274	233	37	680

Present value of scheme obligations		(246)	(274)	(254)	(48)	(822)

Recognised on the balance sheet		(110)	—	(21)	(11)	(142)

Included in post-employment benefits assets		—	—	11	—	11

Included in post-employment benefits obligations		(110)	—	(32)	(11)	(153)

		(110)	—	(21)	(11)	(142)

Actual return (loss) on plan assets		15	(14)	(4)	1	(2)

		Germany	Switzerland	Ireland	Rest of World	Total
31 December 2020		£m	£m	£m	£m	£m
Equities:	-Listed	49	91	80	9	229
Property:	-Unlisted	—	45	—	—	45
Bonds:	-Listed	52	80	167	25	324
Insurance contracts		29	12	—	1	42
Other assets		—	17	—	6	23

Fair value of assets		130	245	247	41	663
Present value of scheme obligations		(262)	(212)	(306)	(65)	(845)

Recognised on the balance sheet		(132)	33	(59)	(24)	(182)

Included in post-employment benefits assets		—	33	8	—	41
Included in post-employment benefits obligations		(132)	—	(67)	(24)	(223)

		(132)	33	(59)	(24)	(182)

Actual return on plan assets		—	15	20	1	36

		Germany	Switzerland	Ireland	Rest of World	Total
31 December 2019		£m	£m	£m	£m	£m
Equities:	-Listed	50	83	70	8	211
Property:	-Unlisted	—	45	—	—	45
Bonds:	-Listed	49	70	141	25	285
Insurance contracts		23	8	—	1	32
Other assets		—	16	—	7	23

Fair value of assets		122	222	211	41	596
Present value of scheme obligations		(239)	(232)	(245)	(58)	(774)

Recognised on the balance sheet		(117)	(10)	(34)	(17)	(178)

Included in post-employment benefits assets		—	—	—	3	3
Included in post-employment benefits obligations		(117)	(10)	(34)	(20)	(181)

		(117)	(10)	(34)	(17)	(178)

Actual return on plan assets		16	44	31	—	91

The defined benefit pension obligation is analysed as follows:

	2021	2020	2019
	£m	£m	£m
Funded	(812)	(834)	(709)
Unfunded	(10)	(11)	(65)

	(822)	(845)	(774)

The movement in the net defined benefit liability is as follows:

	Fair value of assets	Present value of obligation	Net pensions total	Net post retirement obligations
	£m	£m	£m	£m
At 1 January 2019	503	(658)	(155)	(56)
Exchange adjustments	(17)	34	17	(4)
Additions through business combinations	5	(45)	(40)	(50)
Service cost	—	(21)	(21)	(2)
Interest income/(cost)	5	(8)	(3)	—
Re-measurements:
Return on plan assets, excluding amounts included in interest	86	—	86	—
Gain from change in demographic assumptions	—	7	7	—
Gain from change in financial assumptions	—	(88)	(88)	(8)
Experience losses	—	(10)	(10)	—
Employers contributions	30	—	30	3
Scheme participants’ contributions	7	(7)	—	—
Benefits paid	(23)	22	(1)	—

	Fair value of assets	Present value of obligation	Net pensions total	Net post retirement obligations
	£m	£m	£m	£m
At 31 December 2019	596	(774)	(178)	(117)
Exchange adjustments	33	(44)	(11)	20
Service cost	—	(23)	(23)	(6)
Past service cost	—	7	7	—
Interest income/(cost)	5	(6)	(1)	(3)
Settlements and curtailments	(19)	19	—	—
Re-measurements:
Return on plan assets, excluding amounts include in interest	31	—	31	—
Gain from change in demographic assumptions	—	26	26	—
Gain from change in financial assumptions	—	(59)	(59)	(8)
Experience losses	—	(3)	(3)	—
Employers contributions	28	—	28	1
Scheme participants’ contributions	8	(7)	1	—
Benefits paid	(19)	19	—	—

At 31 December 2020	663	(845)	(182)	(113)

Exchange adjustments	(34)	48	14	(2)
Service cost	—	(18)	(18)	(8)
Past service cost	—	4	4	—
Interest income/(cost)	4	(5)	(1)	(2)
Settlements and curtailments	(5)	8	3	—
Assets acquired/(liability assumed) from GSK Group[1]	39	(39)	—	—
Re-measurements:
Return on plan assets, excluding amounts include in interest	(6)	—	(6)	—
Gain from change in demographic assumptions	—	7	7	—
Gain from change in financial assumptions	—	33	33	19
Experience losses	—	(26)	(26)	—
Employers contributions	30	—	30	—
Scheme participants’ contributions	7	(7)	—	—
Benefits paid	(18)	18	—	6

At 31 December 2021	680	(822)	(142)	(100)

1

There were £39 million of assets acquired and £39 million of liabilities assumed from the GSK Group during the year ended 31 December 2021, as a result of the separation of the existing GSK Group Pension Fund in Switzerland into two independent schemes for the Biopharma and Consumer Healthcare businesses in preparation of the proposed separation of the CH Group from the GSK Group. Under local plan rules the new GSK Group Scheme covering the Biopharma businesses could not accept any retired members and therefore these members were included in the CH Group scheme.

A reconciliation of the net post-employment benefit to the balances recognised on the consolidated balance sheet is as follows:

	2021	2020	2019
	£m	£m	£m
Net Pensions total	(142)	(182)	(178)
Net post retirement obligations	(100)	(113)	(117)

Net post-employment benefit	(242)	(295)	(295)

Post-employment benefit assets recognised on the consolidated balance sheet	11	41	3
Post-employment benefit obligations recognised on the consolidated balance sheet	(253)	(336)	(298)

Net post-employment benefit	(242)	(295)	(295)

Employer contributions for 2022 are estimated to be approximately £28 million in respect of defined benefit pension schemes and £6 million in respect of post-retirement medical benefits.

The defined benefit pension and post-retirement obligations analysed by membership category is as follows:

	Pension obligations			Post-retirement obligations
	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m
Active	(418)	(462)	(388)	(97)	(107)	(117)
Retired	(237)	(202)	(195)	(3)	(3)	—
Deferred	(167)	(181)	(191)	—	(3)	—

	(822)	(845)	(774)	(100)	(113)	(117)

Sensitivity analysis

The approximate effect of changes in assumptions used on the benefit obligations and on the annual defined benefit and post-retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan membership.

	2021 £m	2020 £m	2019 £m
A 0.25% decrease in discount rate:
Increase in annual pension cost	0.8	0.8	1.2
Decrease in annual post-retirement benefits cost	0.1	0.1	0.1
Increase in pension obligation	34.8	39.4	37.7
Increase in post-retirement benefits obligation	2.9	3.4	3.1

A 0.25% increase in discount rate:
Decrease in annual pension cost	(0.9)	(1.0)	(1.2)
Increase in annual post-retirement benefits cost	(0.1)	(0.1)	(0.1)
Decrease in pension obligation	(32.6)	(37.0)	(34.6)
Decrease in post-retirement benefits obligation	(2.8)	(3.2)	(3.0)

A 0.25% increase in inflation:
Increase in annual pension cost	0.2	0.2	0.2
Increase in pension obligation	11.0	12.9	12.6

	2021 £m	2020 £m	2019 £m
A 0.25% decrease in inflation:
Decrease in annual pension cost	(0.2)	(0.2)	(0.2)
Decrease in pension obligation	(10.7)	(12.7)	(12.3)

A one year increase in life expectancy:
Increase in annual pension cost	0.9	1.0	1.1
Increase in annual post-retirement benefits cost	0.2	0.2	0.2
Increase in pension obligation	27.8	31.9	28.6
Increase in post-retirement benefits obligation	2.0	2.4	2.2

The weighted average duration of the defined benefit obligation is as follows:

	2021 years	2020 years	2019 years
Pension benefits	18	19	20
Post-retirement benefits	16	17	16

26.	Other provisions

	Restructuring programmes	Other provisions	Total
	£m	£m	£m
Cost at 1 January 2019	(85)	(38)	(123)
Exchange adjustments	3	3	6
Charge for the period	(92)	(10)	(102)
Reversed unused	22	4	26
Utilised	21	6	27
Additions through business combination	—	(13)	(13)
Other movements	(2)	4	2

As at 31 December 2019	(133)	(44)	(177)
Exchange adjustments	(1)	—	(1)
Charge for the period	(139)	(10)	(149)
Reversed unused	45	4	49
Utilised	100	13	113
Other movements	(4)	1	(3)

As at 31 December 2020	(132)	(36)	(168)
Exchange adjustments	3	1	4
Charge for the period	(52)	(9)	(61)
Reversed unused	9	4	13
Utilised	68	9	77
Other movements	(8)	4	(4)

As at 31 December 2021	(112)	(27)	(139)

	2021	2020	2019
	£m	£m	£m
To be settled within one year	(112)	(103)	(101)
To be settled after one year	(27)	(65)	(76)

Total provision	(139)	(168)	(177)

Other provisions include employee-related, legal, environmental, and other provisions. Details of restructuring provisions can be found in Note 12, ‘Restructuring costs’.

27.	Contingent Liabilities

	2021	2020	2019
	£m	£m	£m
Contingent Liabilities	33	28	47

At 31 December 2021, contingent liabilities, comprising guarantees and other items arising in the normal course of business, amounted to £33 million (2020: £28 million and 2019: £47 million).

Contingent liabilities arise when the CH Group has a present obligation as a result of a past event and comprise guarantees and other items arising in the normal course of business.

Provision is made for the outcome of tax, legal and other disputes where it is both probable that the CH Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.

The CH Group is involved in significant legal and administrative proceedings, principally product liability. The most significant of these matters, other than tax matters, are described below.

Legal proceedings

The CH Group makes provision for these proceedings on a regular basis as summarised in Note 2 ‘Accounting principles and policies’ and Note 26 ‘Other provisions’.

The CH Group may become involved in significant legal proceedings in respect of which it is not possible to determine whether a potential outflow is probable. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the CH Group is unable to make a reliable estimate of the expected financial effect at this stage. The CH Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

The CH Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the CH Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the CH Group in the reporting period in which the judgements are incurred or the settlements entered into.

Zantac Litigation

GSK Group and/or the Pfizer Group have been named as a defendant (alongside other manufacturers of ranitidine, as well as retailers and distributors) in approximately 2,150 US personal injury lawsuits involving Zantac, the bulk of which are pending in a Multidistrict Litigation (“MDL”) in the Southern District of Florida. There are also numerous unfiled claims registered in a census required by the court presiding over the MDL. Class actions alleging economic injury and medical monitoring have also been filed in federal court. In addition to the product liability cases filed in the MDL, cases have been filed in several State Courts, including a consolidated action in California State Court. Outside the USA, there are four class actions pending against the GSK Group and the Pfizer Group in Canada, along with a class action pending against the GSK Group in Israel. The GSK Group has also received notice of a civil investigation opened by the Department of Justice (the “DOJ”) into allegation of False Claims Act violations by the GSK Group related to Zantac. The New Mexico Attorney General filed a lawsuit against multiple defendants, including the GSK Group and the Pfizer Group, alleging violations of state consumer protection and false advertising statutes, among other claims.

Under the Pfizer SAPA, the CH Group is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities”, which may include liabilities related to OTC Zantac. Whilst Pfizer and GSK have each served the CH Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac, it is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability (if any) that the CH Group may have to the GSK Group and/or the Pfizer Group under the relevant indemnities.

Proton Pump Inhibitor litigation

The CH Group is a defendant in the ongoing proton pump inhibitor (“PPI”) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease and end-stage renal failure. As of June 2021, there are approximately 1,500 Prevacid24HR personal injury lawsuits and approximately 2,300 Nexium24HR cases pending against the CH Group, nearly all of which are pending in a Multidistrict Litigation (“MDL”) proceeding in the District of New Jersey. Manufacturers of other PPIs, including both prescription and OTC products, also are named as co-defendants in the MDL. The CH Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions. In addition to the MDL cases, a small number of cases are pending in state courts. The CH Group is unable to determine whether the outcome will result in a probable outflow.

German Competition Litigation

In 2013, the CH Group and other members of a working group, Körperpflege, Wasch- und Reinigungsmittel (“KWR”), of a German trade mark association were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. The information exchanged related primarily to annual terms negotiations with retailers and to the timing and the order of magnitude of list price increases. Following the fine imposed by the Federal Cartel Office in 2013, the CH Group is party to eight active civil proceedings in Germany for damages against the CH Group and other manufacturers of branded drugstore products. The claimants allege that the exchange of information within KWR led to higher purchase prices being paid by the retailers, and therefore the Group and other KWR members are jointly and severally liable for potential damages. The proceedings are taking place in different courts across Germany and are at different stages.

Separate proceedings have been brought against the CH Group and certain other members of KWR by the insolvency administrator of Schlecker (formerly a large drugstore retailer in Germany) and other retailers. Two of these actions have been dismissed in lower courts but are subject to appeal. Additionally, the CH Group has intervened as a third party on the defendants’ side in three other separate proceedings. The CH Group is unable to determine whether the outcome will result in a probable outflow.

28.	Share capital, share premium and other reserves

		At 1 January 2019	Issue of share capital	At 31 December 2019
Ordinary A shares at	Number	—	680,000	680,000
£1.00 each	£’000	—	680	680
Ordinary B shares at	Number	—	320,000	320,000
£1.00 each	£’000	—	320	320
Non redeemable	Number	—	300,000	300,000
Preference shares at	£’000	—	300	300
£1.00 each
C Deferred share at	Number	—	—	—
£13,166,038,547.00	£’000	—	—	—

Share capital	£’000	—	1,300	1,300

Share premium	£’000	20,321	521	20,842

		At 31 December 2019	Issue of share capital	Capital Reduction	At 31 December 2020
Ordinary A shares at	Number	680,000	—	—	680,000
£1.00 each	£’000	680	—	—	680
Ordinary B shares at	Number	320,000	—	—	320,000
£1.00 each	£’000	320	—	—	320
Non redeemable	Number	300,000	—	—	300,000
Preference shares at	£’000	300	—	—	300
£1.00 each
C Deferred share at	Number	—	1	(1)	—
£13,166,038,547.00	£’000	—	13,166,039	(13,166,039)	—

Share capital	£’000	1,300	13,166,039	(13,166,039)	1,300

Share premium	£’000	20,842	—	(20,842)	—

		At 31 December 2020	Issue of share capital	Capital Reduction	At 31 December 2021
Ordinary A shares at	Number	680,000	—	—	680,000
£1.00 each	£’000	680	—	—	680
Ordinary B shares at	Number	320,000	—	—	320,000
£1.00 each	£’000	320	—	—	320
Non redeemable	Number	300,000	—	—	300,000
Preference shares at	£’000	300	—	—	300
£1.00 each
C Deferred share at	Number	—	—	—	—
£13,166,038,547.00	£’000	—	—	—	—

Share capital	£’000	1,300	—	—	1,300

Share premium	£’000	—	—	—	—

Ordinary A shares and Ordinary B shares carry equal rights. Share premium was recognised on shares issued by CHHL2 except where CHHL2 has applied to take merger relief under Section 612 of the Companies Act 2006. In such cases the excess of the fair value of the assets and liabilities recognised into the CH Group, over the nominal value of the share issued has been added to the merger reserve as per table disclosed below.

During the year ended 31 December 2019, CHHL2 allotted 680,000 ordinary A shares of £1 each to GlaxoSmithKline Consumer Healthcare Holdings Limited and 320,000 ordinary B shares of £1 each to PF Consumer Healthcare Holdings LLC. All these shares were allotted with £1 million nominal value and £20,842 million share premium.

In addition, CHHL2 also issued 300,000 preference shares of £1 each to GlaxoSmithKline Consumer Healthcare Holdings Limited during the year. The preference shares are non-redeemable with a discretionary right to receive conditional dividends in which 0.01% of the aggregate amount of dividend shall be payable to the holders of the preference shares, therefore the preference shares are classified as equity.

During the year ended 31 December 2020, CHHL2 issued one C Deferred share of £13,166,038,547 to GlaxoSmithKline Consumer Healthcare Holdings Limited. The C Deferred share is non-redeemable and does not carry any voting rights, dividend rights or rights in the event of a return of capital.

Subsequently during 2020, CHHL2 cancelled and extinguished in its entirety the share premium balance of £20,842 million in accordance with section 642 of the Companies Act. CHHL2 also cancelled and extinguished the fully paid up C Deferred share of £13,166 million in the share capital of CHHL2 held by GlaxoSmithKline Consumer Healthcare Holdings Limited. Details of other reserves are included below:

	2021	2020	2019
Other reserves	£m	£m	£m
As at 1 January	(11,652)	1,372	(14,841)

Other comprehensive income	9	—	—
Issue of share capital	—	(13,166)	16,213
Capital reduction	—	(45)	—
Contribution from parent	11	—	—
Contribution (non-cash) from parent	—	187	—

As at 31 December	(11,632)	(11,652)	1,372

Other Reserves include a merger reserve that arises as a result of acquisition of business.

29.	Acquisitions and disposals

2020

Business acquisitions

On 28 September 2020, the CH Group completed the acquisition of legal ownership of approximately 55% equity interests in the legal entity that holds the Hsinchu site in Taiwan from the Pfizer Group in a non-cash transaction, whereby the CH Group has acquired the business as part of the completion of the Pfizer Transaction on 31 July 2019. The CH Group has measured the business at fair value.

Goodwill of £124m, which is not expected to be deductible for tax purpose, has been recognised. The goodwill represents the potential for future synergies arising from combining the acquired businesses with the CH Group’s existing business together with the value of the workforce acquired.

The non-controlling interest for this acquisition recorded in the CH Group, calculated applying the proportionate interests’ method, represents Pfizer Group’s share of the net assets of the CH Group, excluding goodwill.

The majority of the Hsinchu site’s revenue was generated through manufacturing of Consumer Healthcare products for companies within the CH Group and was eliminated on consolidation. Therefore, the external revenue arising from the Hsinchu site since the acquisition on 28 September 2020 was immaterial and would remain immaterial if the business had been acquired at the beginning of the year. The business has been integrated into the CH Group’s existing activities and it is not practicable to identify the impact on the CH Group profit in the period.

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below.

Taiwan Hsinchu site business
£m
Net assets acquired:
Intangible assets	2
Property, plant and equipment	6
Inventory	5
Cash and cash equivalents	20
Other assets	6
Other liabilities	(21)
Non-controlling interests	(14)
Goodwill	124

Total	128

Consideration settled by shares in CHHL2	128
Cash consideration paid	—

Total consideration	128

2020

Business disposals

In 2020, the CH Group made several business disposals, resulting in the CH Group receiving net cash consideration of £221 million. The business disposals mainly related to the divestment of EMEA rights of Thermacare, which was acquired from Pfizer as part of its Consumer Healthcare business following the completion of the Pfizer Transaction on 31 July 2019 and was disposed by the CH Group on 30 March 2020 to meet anti-trust requirements.

The gain on the disposals of businesses in the year of £69 million was calculated as follows:

Total
£m
Cash consideration received	221
Net assets sold:
Goodwill	(1)
Intangible assets	(125)
Property, plant and equipment	(12)
Inventory	(5)
Other net assets	(1)

(144)
Transaction costs	(8)

Total gain on disposal	69

2019

Business acquisitions

The Pfizer Transaction was completed on 31 July 2019.

The GSK Group and Pfizer have contributed their respective Consumer Healthcare businesses into the CH Group to form a new Consumer Healthcare Joint Venture in a non-cash transaction, whereby the CH Group has acquired Pfizer’s Consumer Healthcare business in return for shares in the CH Group. CHHL2 is the parent holding company of the new Joint Venture and the CH Group is being held by the GSK Group with an equity interest of 68% and Pfizer with an equity interest of 32%.

Goodwill of £5.6 billion, which is not expected to be deductible for tax purpose, has been recognised. The goodwill represents the potential for future synergies arising from combining the acquired businesses with the CH Group’s existing business together with the value of the workforce acquired. Total transaction costs for the acquisition amounted to £77 million.

Since the acquisition on 31 July 2019, revenue of £1.2 billion arising from the Pfizer Consumer Healthcare business has been included in CH Group revenue in 2019. If the business had been acquired at the beginning of the year, CH Group revenue in 2019 would have been £1.5 billion higher. The business has been integrated into the CH Group’s existing activities and it is not practical to identify the impact on the CH Group profit in the period.

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below.

Pfizer Consumer Healthcare business
£m
Net assets acquired:
Intangible assets (indefinite life brands)	12,357
Property, plant and equipment	354
Rights of use assets	39
Inventory	986
Trade and other receivables	546
Other assets including cash and cash equivalents	302
Trade and other payables	(779)
Net deferred tax liabilities	(2,591)
Other liabilities	(99)
Non-controlling interests	(20)
Goodwill	5,658

Total	16,753

Consideration settled by shares in CHHL2	16,753
Cash consideration paid	—

Total consideration	16,753

2019

Business disposals

There were no business disposals during the year ended 31 December 2019.

30.	Related party transactions

The CH Group undertook significant transactions with entities from within the GSK Group during the years ended 31 December 2021, 31 December 2020 and 31 December 2019 and with entities from within the Pfizer Group for the period from 1 August 2019 to 31 December 2019 and for the years ended 31 December 2020 and 2021.

Entities from within the GSK Group supplied goods to and purchased goods from the CH Group during the period. The CH Group supplies goods to companies within the GSK Group under Distribution Agreements in those countries where the CH Group does not have its own local operating company. In addition, entities from within the GSK Group were engaged to provide support function services to the CH Group under Support Services Agreements (‘’SSA’’) including: regulatory and safety services, financial management and reporting, human resources, payroll services, IT support, property management, legal services, contract manufacturing, management of the CH Group’s UK and US pension schemes, and management of the CH Group’s employee share schemes. In addition, the CH Group operates separate agreements with GSK affiliates for the provision of research and development and for toll-manufacturing services. Cash amounts are also held with GSK financing companies. Entities from within the Pfizer Group supplied services and goods to and purchased goods and services from the CH Group via the Transitional Services Agreement during the period. All related party transactions are undertaken at arm’s length in accordance with the CH Group transfer pricing policy.

Where the legal completion of local transfer of assets and liabilities has been delayed, but the CH Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

Comparative disclosures included related party transactions with entities within the Pfizer Group for the period from 1 August 2019 to 31 December 2019. Following the completion of the Pfizer Transaction on 31 July 2019, transactions between the CH Group and Pfizer Group are deemed related party transactions and are disclosed below for the period from 1 August 2019 onwards.

	Pfizer Companies

	2021	2020	2019
	£m	£m	£m
Sales of goods	—	17	2
Purchases of goods	—	(11)	(1)
Services and royalty income	—	17	6
Services and royalty expense	(68)	(121)	(62)
Dividend paid	367	735	—

Other amounts owing to related parties	(7)	(26)	(40)
Other amounts owing from related parties	—	2	14

	GlaxoSmithKline Companies

	2021	2020	2019
	£m	£m	£m
Sales of goods	114	397	179
Purchases of goods	(81)	(81)	(48)
Services and royalty income	20	49	80
Services and royalty expense	(354)	(384)	(346)
Interest income	10	12	18
Interest expense	(4)	(6)	(9)
Dividend paid	781	1,636	—

	GlaxoSmithKline Companies

	2021	2020	2019
	£m	£m	£m
Other amounts owing to related parties	(203)	(461)	(657)
Other amounts owing from related parties	542	483	429
Loan amounts owing to related parties	(825)	(300)	(457)
Loan amounts owing from related parties	1,508	1,119	1,461

£825 million (2020: £300 million and 2019: £457 million) loan amounts owing to related parties is held with GSK Financing companies as part of the CH Group’s banking arrangements. These balances are unsecured with interest largely paid at the new risk free benchmark rates +0.10% (2020: LIBOR + 0.25% and 2019: LIBOR + 0.25%) and are repayable on demand.

£1,508 million (2020: £1,119 million and 2019: £1,461 million) loan amounts owing from related parties is held with GSK Financing companies as part of the CH Group’s banking arrangements. These balances are unsecured with interest largely received at the new risk free benchmark rate -0.05% (2020: LIBOR – 0.125% and 2019: LIBOR – 0.125%) and are repayable on demand.

31.	Adjustments reconciling profit after tax to operating cash flow

	2021	2020[1]	2019
	£m	£m	£m
Profit after tax	1,439	1,181	687
Taxation charge	197	410	199
Net finance costs	2	7	11
Depreciation of property, plant and equipment and rights of use assets	174	215	198
Amortisation of intangible assets	94	90	62
Impairment and assets written off, net of reversals	1	88	12
(Gain)/loss on sale of intangible assets	(27)	(143)	5
Loss on sale of property, plant and equipment	—	3	6
Gain on sale of business	(4)	(69)	—
Fair value adjustment from Pfizer transaction	—	91	366
Other non-cash movements	(22)	100	(6)
Increase in other non-current financial liabilities	—	—	(9)
(Decrease)/increase in pension and other provisions	(36)	(27)	25
Changes in working capital:
(Increase)/decrease in inventories	(17)	130	232
Decrease/(increase) in trade receivables	14	18	(57)
Increase/(decrease) in trade payables	41	140	(256)
Net change in other receivables and payables	(190)	(273)	(380)

	227	780	408

Cash generated from operations	1,666	1,961	1,095

[1]	Figures have been restated as described in Note 1

32.	Commitments

	2021	2020	2019
	£m	£m	£m
Contracted for but not provided in the financial statements:
Intangible assets	68	36	48
Property, plant and equipment	80	90	62
Purchase commitments	410	745	1,035
Future finance charges on leases	12	16	20
Investments	49	53	78

	619	940	1,243

Purchase commitments mainly include amounts committed for contract manufacturing agreements.

33.	Financial instruments and related disclosures

The CH Group reports in Sterling and paid dividends out of cash in Sterling. During the periods presented, GSK Group’s Treasury function has been employed as a service provider to manage and monitor the CH Group’s external and internal funding requirements and financial risks in support of the CH Group’s strategic objectives. Treasury activities are governed by policies approved by the CH Group Board of Directors.

The CH Group operates on a global basis, through a number of subsidiary companies and the existing sales networks of the GSK Group.

A Treasury meeting, chaired by the GlaxoSmithKline Consumer Healthcare Chief Financial Officer (CFO), takes place on a regular basis to review Treasury activities. Its members receive management information relating to Treasury activities. The GSK Group’s internal auditors review the Treasury internal control environment regularly as part of their review of the GSK Group’s Treasury function.

The CH Group may use a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise of foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for group purposes.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

During the periods presented, the CH Group managed its capital to ensure that entities in the CH Group were able to operate as going concerns whilst availing themselves of intercompany funding where appropriate. The capital structure of the CH Group consists wholly of shareholders’ equity as well as short-term bank loans (see “consolidated statement of changes in equity” and Note 24 ‘Borrowings’). The Board reviews the CH Group’s dividend policy which is established in accordance with parameters set in the Shareholders Agreement between the GSK Group and the Pfizer Group.

Selling margins are sufficient to cover normal operating costs and operations are cash generative.

Operating cash flow is used to fund investment in research and development of new products. It is also used to make routine outflows of capital expenditure, tax and dividends.

Liquidity risk

The CH Group benefits from strong positive cash flow from its operating units and has substantial cash and cash equivalents, which amounted to £413 million at 31 December 2021 (2020: £333 million and 2019: £339 million).

Market risk

Interest rate risk management

The CH Group has no significant external debt and therefore its interest expense is not exposed to changes in interest rates. The CH Group earns interest income on its cash and therefore benefits from an increase in interest rates. The impact of a decrease in interest rates is limited (see interest rate sensitivity).

Forward starting interest rate swaps

The forward starting interest rate contracts, exchanging floating interest for fixed interest, have been designated as cash flow hedges to hedge the interest variability of the interest cash flows associated with the future fixed rate debt.

The critical terms of the forward starting interest rate swap contracts and their corresponding hedged items are materially the same. A qualitative assessment of effectiveness is performed, and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in opposite directions in response to movements in the underlying interest rates. The main sources of ineffectiveness in these hedge relationships are the effects of the Group’s own credit risk on the fair value of the interest rate swap contracts, which are not reflected in the fair value of the hedged item attributable to the change in interest rates. No other material sources of ineffectiveness emerged from these hedging relationships.

The following tables provide information regarding forward starting interest rate swap contracts outstanding and the related hedged items at 31 December 2021. Interest rate swap contract assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet.

	2021

	Average contracted fixed rate	Notional principal value	Change in fair value for recognising hedge ineffectiveness	Fair value assets/ (liabilities)
Hedging instruments	%	£m	£m	£m
5-10 years	1.1038%	668	4	4
10-30 years	1.3385%	935	3	3
>30 years	1.4515%	393	4	4

	2021

	Change in value used for calculating hedge ineffectiveness	Balance in cash flow hedge reserve for continuing hedges
Hedged items	£m	£m
Pre-hedging of long-term interest rate	(11)	(9)

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

	2021

	Amount reclassified to profit or loss

	Hedging gains/(losses) recognised in other comprehensive income	Amount of hedge ineffectiveness recognised in profit or loss	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur	As hedged item affects profit or loss	Line item in which reclassification adjustment is included
	£m	£m		£m	£m
Cash flow hedges
Pre-hedging of long-term interest rates
5-10 years	4	—	Finance (income)/expense	—	—	Finance (income)/expense
10-30 years	3	—	Finance (income)/expense	—	—	Finance (income)/expense
>30 years	4	—	Finance (income)/expense	—	—	Finance (income)/expense

Interest rate benchmark reform

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16’ Phase I and Phase II were issued by the IASB in September 2019 and August 2020. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms. Phase II also provides that, for financial instruments measured using amortised cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform should be reflected by adjusting their effective interest rate and no immediate gain or loss should be recognised.

The CH Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively.

At 31 December 2021, the CH Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives or floating rate debt that referenced to LIBOR. The CH Group did not transition any material derivatives or floating rate debt into a new index as all of the instruments referencing LIBOR matured before December 2021 and new derivative instruments are referenced to SOFR.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are selectively hedged. The CH Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible and by maintaining intercompany payment terms of 30 days or less. Foreign currency cash flows may be hedged selectively as approved by the CFO. Cash surpluses or borrowing requirements of subsidiary companies are usually managed centrally using foreign exchange forward contracts and swaps to hedge future repayments back into the originating currency.

Derivative financial instruments and hedging program

Derivative financial instruments are used to mitigate exposure to foreign exchange transactional risks of the CH Group and are classified as a current asset or liability. The fair value of a derivative financial instrument is classified as a non-current asset or liability if the remaining maturity is more than 12 months and as a current asset or liability if the maturity is less than 12 months. All foreign exchange contracts are for periods of 12 months or less.

	2021		2020		2019
	Fair value		Fair value		Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Non-current
Cash flow hedges – Interest rate swap contracts (principal amount –£1,996 million (2020 – £nil, 2019 – £nil)	12	(1)	—	—	—	—
Current
Cash flow hedges – Interest rate swap contracts (principal amount –£nil million (2020 – £nil, 2019 – £nil)	—	—	—	—	—	—

Derivatives designated and effective as hedging instruments	12	(1)	—	—	—	—

Non-current
Embedded and other derivatives	—	—	—	—	—	—
Current
Foreign exchange contracts (principal amount –£1,854 million (2020 – £2,318 million, 2019 – £1,668 million)	5	(18)	6	(25)	12	(2)
Embedded and other derivatives	—	—	—	—	—	—

Derivatives classified as held for trading	5	(18)	6	(25)	12	(2)

Total derivative instruments	17	(19)	6	(25)	12	(2)

Wholesale and retail credit risk

The CH Group employs the GSK Group as a service provider to monitor credit risk relating to key wholesalers. These activities include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of internal risk ratings, and the establishment and periodic review of credit limits. The results of these reviews are submitted to GlaxoSmithKline Consumer Healthcare’s local management to support the risk management process. No customer accounts for more than 5% of the CH Group’s trade receivables balance.

All new customers are subject to a credit vetting process and existing customers will be subject to a review at least annually. The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit bureau reports, debt rating agency (e.g. Moody’s, Standard & Poor’s) reports, payment performance history (from trade references, industry credit groups) and bank references.

Historical and forward-looking information is considered to determine the appropriate expected credit loss allowance.

Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.

The CH Group considers its maximum credit risk to be £3,894 million (2020: £3,588 million and 2019: £4,100 million) which is the total of the CH Group’s financial assets, excluding Other investments which bear equity risk rather than credit risk. See next page for details on the CH Group’s total financial assets.

The CH Group’s greatest concentration of credit risk at 31 December 2021 is £456 million (2020: £412 million and 2019: £260 million) with GSK LLC (A/A2), and £229 million (2020: £138 million and 2019: £254 million) with GSK IHC Ltd (A+/A2).

As at 31 December 2020, there was also credit risk of £313 million (£2019: £nil) with GlaxoSmithKline (China) R&D Company Limited (A/A2). As at 31 December 2019, the CH Group was also exposed to concentration risk of £222 million with GSK Finance plc. There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9.

Treasury-related credit risk

The CH Group has continued to maintain its conservative approach to counterparty risk throughout 2021. The aggregate credit risk in respect of financial instruments that the CH Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s Investors Service (“Moody’s”) and Standard and Poor’s. The table below sets out the credit ratings of counterparties for cash and cash equivalents.

	AAA/Aaa	AA/Aa	A/A	BBB/Baa	BB+/Ba1 and below or unrated	Total
2021	£m	£m	£m	£m	£m	£m
Bank balances and deposits	—	—	393	14	3	410
Money Market Funds	3	—	—	—	—	3
Government securities	—	1	—	—	—	1
Third party financial derivatives	—	—	17	—	—	17

	3	1	410	14	3	431

	AAA/Aaa	AA/Aa	A/A	BBB/Baa	BB+/Ba1 and below or unrated	Total
2020	£m	£m	£m	£m	£m	£m
Bank balances and deposits	—	—	289	36	8	333
Third party financial derivatives	—	—	6	—	—	6

	—	—	295	36	8	339

	AAA/Aaa	AA/Aa	A/A	BBB/Baa	BB+/Ba1 and below or unrated	Total
2019	£m	£m	£m	£m	£m	£m
Bank balances and deposits	—	27	279	27	6	339
Third party financial derivatives	—	12	—	—	—	12

	—	39	279	27	6	351

The credit ratings in the above tables are as assigned by Moody’s and Standard and Poor’s. Where the opinion of the two rating agencies differs, the lower rating of the two is assigned to the counterparty. Where local rating or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard and Poor’s or Moody’s using published conversion tables.

The cash balances are used by subsidiary entities in funding their working capital requirements. The £3 million (2020: £8 million and 2019: £6 million) of cash categorised as held with unrated or sub-investment grade counterparties (lower than BBB-/Baa3) includes £2 million (2020: £3 million and 2019: £3 million) held with BTV (unrated) in Austria and £1 million (2020: £nil and 2019:£nil) held with Banco Popular (unrated) in Puerto Rico.

Global counterparty limits are assigned to each of GlaxoSmithKline Consumer Healthcare’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. The CH Group’s usage of these limits is monitored daily by GSK Group’s Corporate Compliance Officer (“CCO”) who operates independently from GSK Group’s Treasury. Any breach of these limits would be reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies GSK Group’s Treasury so that changes can be made to investment levels or authority limits as appropriate.

Financial assets and financial liabilities

	2021		2020[1]		2019
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m
Financial assets measured at amortised cost:
Cash and cash equivalents	410	410	333	333	339	339
Liquid investments	1	1	1	1	1	1
Financial assets at fair value through profit or loss:
Trade and other receivables and certain other non-current assets	1,955	1,955	2,129	2,129	2,287	2,287
Loan amounts owing from related parties	1,508	1,508	1,119	1,119	1,461	1,461
Held for trading derivatives that are not in a designated and effective hedging relationship	5	5	6	6	12	12
Cash and cash equivalents (Money Market Funds)	3	3	—	—	—	—
Financial assets at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	12	12	—	—	—	—

Total financial assets	3,894	3,894	3,588	3,588	4,100	4,100

	2021		2020[1]		2019
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m
Financial liabilities measured at amortised cost:
Short term loans and overdrafts	(49)	(49)	(48)	(48)	(24)	(24)

Total borrowings excluding lease liabilities	(49)	(49)	(48)	(48)	(24)	(24)

Trade and other payables, Other provisions and certain other non-current liabilities in scope of IFRS 9	(2,673)	(2,673)	(2,888)	(2,888)	(3,056)	(3,056)
Loan amounts owing to related parties	(825)	(825)	(300)	(300)	(457)	(457)
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	(18)	(18)	(25)	(25)	(2)	(2)
Financial assets at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	(1)	(1)	—	—	—	—

Total financial liabilities	(3,566)	(3,566)	(3,261)	(3,261)	(3,539)	(3,539)

Net financial assets and financial liabilities	328	328	327	327	561	561

[1]	Figures have been restated as described in Note 1

The table above presents the carrying amounts and the fair values of the CH Group’s financial assets and liabilities. The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents—approximates to the carrying amount

•	Short-term loans and overdrafts—approximates to the carrying amount because of the short maturity of these instruments

•	Forward exchange contracts—based on present value of contractual cash flows using market sourced data (exchange rates)

•	Receivables and payables—approximates to the carrying amount

Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions and Other non-current liabilities are reconciled to the relevant balance sheet amounts in tables below.

Financial instruments held at fair value

Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

	Level 1	Level 2	Level 3	Total
At 31 December 2021	£m	£m	£m	£m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	5	—	5
Cash and cash equivalents (money market funds)	3	—	—	3
Financial assets at fair value through other comprehensive income
Derivatives designated and effective as hedging instruments		12		12

	3	17	—	20
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(18)	—	(18)
Financial assets at fair value through other comprehensive income
Derivatives designated and effective as hedging instruments	—	(1)	—	(1)

	—	(19)	—	(19)

	Level 1	Level 2	Level 3	Total
At 31 December 2020	£m	£m	£m	£m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	6		6

	—	6	—	6
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(25)		(25)

	—	(25)	—	(25)

	Level 1	Level 2	Level 3	Total
At 31 December 2019	£m	£m	£m	£m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	12		12

	—	12	—	12
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(2)		(2)

	—	(2)	—	(2)

Trade and other receivables and Other non-current assets in scope of IFRS 9

The following table reconciles financial instruments within Trade and other receivables and Other non-current assets which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Non-financial instruments include tax receivables and prepayments, which are outside the scope of IFRS 9.

	At 31 December 2021
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other receivables (Note 20)	1,947	260	2,207
Loans amount owing from related parties	1,508	—	1,508
Other non-current assets	8	—	8

	3,463	260	3,723

	At 31 December 2020[1]
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other receivables (Note 20)	2,120	238	2,358
Loans amount owing from related parties	1,119	—	1,119
Other non-current assets	9	1	10

	3,248	239	3,487

	At 31 December 2019
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other receivables (Note 20)	2,278	201	2,479
Loans amount owing from related parties	1,461	—	1,461
Other non-current assets	9	1	10

	3,748	202	3,950

[1]	Figures have been restated as described in Note 1

Trade and other payables, Other provisions and Other non-current liabilities in scope of IFRS9

The following table reconciles financial liabilities within Trade and other payables, Other provisions and Other non-current liabilities which fall within the scope of IFRS 9 to the relevant balance sheet amounts. Accrued wages and salaries are included within financial liabilities. Non-financial instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

	At 31 December 2021
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other payables (Note 23)	(2,671)	(331)	(3,002)
Loan amounts owing to related parties	(825)	—	(825)
Other provisions (Note 26)	—	(139)	(139)
Other non-current liabilities	(2)	(6)	(8)

	(3,498)	(476)	(3,974)

	At 31 December 2020
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other payables (Note 23)	(2,881)	(387)	(3,268)
Loan amounts owing to related parties	(300)	—	(300)
Other provisions (Note 26)	—	(168)	(168)
Other non-current liabilities	(7)	(7)	(14)

	(3,188)	(562)	(3,750)

	At 31 December 2019
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other payables (Note 23)	(3,044)	(376)	(3,420)
Loan amounts owing to related parties	(457)	—	(457)
Other provisions (Note 26)	(3)	(174)	(177)
Other non-current liabilities	(9)	(12)	(21)

	(3,513)	(562)	(4,075)

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.

The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2021, 31 December 2020 and 31 December 2019. The column ‘Net amount’ shows the impact on the CH Group’s balance sheet if all offset rights were exercised.

	Gross financial assets / (liabilities)	Gross financial assets / (liabilities) set off	Net financial assets/ (liabilities) per balance sheet	Related amounts not offset	Net amount
At 31 December 2021	£m	£m	£m	£m	£m
Financial assets
Derivative financial assets	17	—	17	(9)	8

Financial liabilities
Derivative financial liabilities	(19)	—	(19)	9	(10)

	Gross financial assets / (liabilities)	Gross financial assets / (liabilities) set off	Net financial assets/ (liabilities) per balance sheet	Related amounts not offset	Net amount
At 31 December 2020	£m	£m	£m	£m	£m
Financial assets
Derivative financial assets	6	—	6	(6)	—

Financial liabilities
Derivative financial liabilities	(25)	—	(25)	6	(19)

	Gross financial assets / (liabilities)	Gross financial assets / (liabilities) set off	Net financial assets/ (liabilities) per balance sheet	Related amounts not offset	Net amount
At 31 December 2019	£m	£m	£m	£m	£m
Financial assets
Derivative financial assets	12	—	12	(1)	11

Financial liabilities
Derivative financial liabilities	(2)	—	(2)	1	(1)

Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet but have been presented separately in the tables above.

Sensitivity analysis

The sensitivity analysis has been prepared on the assumption that the amount of net cash (cash and cash equivalents less overdrafts), the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant. Financial instruments affected by market risk include borrowings, cash and deposits and derivative financial instruments. The tables below illustrate the estimated impact on the income statement and equity as a result of hypothetical market movements in foreign exchange and interest rates in relation to the CH Group’s financial instruments. The range of variables chosen for the sensitivity analysis reflects management’s view of changes which are reasonably possible over a one-year period.

Foreign exchange sensitivity

The two major foreign currencies in which the CH Group’s financial instruments are denominated are US Dollars and Euros. The CH Group has considered movements in these currencies over the last three years and has concluded that a 10-cent movement in rates is a reasonable benchmark. Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Intercompany loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

	2021	2020	2019
	Increase/ (decrease) in income	(Decrease)/ increase in income	(Decrease)/ increase in income
	£m	£m	£m
10 cent appreciation of the US dollar	2	(14)	(1)
10 cent depreciation of the US dollar	(2)	12	1
10 cent appreciation of the Euro dollar	(5)	(7)	(5)
10 cent depreciation of the Euro dollar	4	6	4

Interest rate sensitivity

The CH Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.

The table below shows the CH Group’s hypothetical sensitivity to changes in interest rates in relation to Sterling, US dollar, Euro and Swiss franc variable rate financial assets and liabilities, including derivatives. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the CH Group’s finance income for 2021 would have increased by approximately £1 million (2020: £3 million increase and 2019: £13 million increase). A 1% (100 basis points) movement in US interest rates would cause an increase of £197 million to equity (2020 – nil and 2019- nil). A 1% (100 basis points) movement in interest rates in relation to Sterling or Euro is not deemed to have a material effect on equity.

	2021	2020	2019
	(Decrease)/ increase in income	(Decrease)/ increase in income	Increase/ (decrease) in income
	£m	£m	£m
1% (100 basis points) increase in Sterling interest rates	(13)	(15)	16
1% (100 basis points) increase in US dollar interest rates	8	14	4
1% (100 basis points) increase in Euro interest rates	6	4	(6)
1% (100 basis points) increase in Swiss franc interest rates	—	—	(1)

Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following table provides an analysis of the anticipated contractual cash flows including interest payable for the CH Group’s non-derivative financial liabilities on an undiscounted basis. Cash flows in foreign currencies are translated using spot rates at 31 December. Cash flows associated with onerous contracts have not been included in this disclosure as the maturity of these cash flows is included in Note 32 ‘Commitments’.

	Debt	Lease liabilities	Trade payables and other liabilities not in net debt	Total
At 31 December 2021	£m	£m	£m	£m
Due in less than one year	49	30	3,496	3,575
Between one and two years	—	22	2	24
Between two and three years	—	15	—	15
Between three and four years	—	13	—	13
Between four and five years	—	10	—	10
After five years	—	27	—	27

Gross contractual cash flows	49	117	3,498	3,664

	Debt	Lease liabilities	Trade payables and other liabilities not in net debt	Total
At 31 December 2020	£m	£m	£m	£m
Due in less than one year	48	34	3,181	3,263
Between one and two years	—	33	7	40
Between two and three years	—	14	—	14
Between three and four years	—	12	—	12
Between four and five years	—	12	—	12
After five years	—	34	—	34

Gross contractual cash flows	48	139	3,188	3,375

	Debt	Lease liabilities	Trade payables and other liabilities not in net debt	Total
At 31 December 2019	£m	£m	£m	£m
Due in less than one year	24	40	3,501	3,565
Between one and two years	—	45	9	54
Between two and three years	—	16	—	16
Between three and four years	—	15	—	15
Between four and five years	—	10	—	10
After five years	—	35	—	35

Gross contractual cash flows	24	161	3,510	3,695

The table below provides an analysis of the anticipated contractual cash flows for the CH Group’s derivative instruments, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table although, in practice, the CH Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

	Years ended 31 December
	2021		2020		2019
	Receivables	Payables	Receivables	Payables	Receivables	Payables
	£m	£m	£m	£m	£m	£m
Foreign exchange contracts
Due in less than one year	1,852	(1,865)	2,321	(2,340)	1,668	(1,660)
Interest rate swap contracts
Due in less than one year	—	(13)	—	—	—
Between one and two years	12	(26)	—	—	—	—
Between two and three years	24	(26)	—	—	—	—
Between three and four years	28	(26)	—	—	—	—
Between four and five years	28	(26)	—	—	—	—
After five years	260	(221)	—	—	—	—

Gross contractual cash flows	2,204	(2,203)	2,321	(2,340)	1,668	(1,660)

34.	Employee share schemes

Incentives in the form of shares in the CH Group’s ultimate parent company, GlaxoSmithKline plc, are provided to employees under the following share option and share award schemes. The share-based compensation charge for the above schemes has been recorded in the income statement as administrative expenses of £59 million (2020: £63 million and 2019: £58 million). This expense is incurred in the form of a charge from GlaxoSmithKline Services Unlimited, as calculated under IFRS 2 “Share-Based Payments”.

Performance Share Plan Awards and Share value plan

The GSK Group operates a Performance Share Plan whereby share awards are granted to senior executives at no cost. The percentage of each award that vests is based upon the performance of the GSK Group and the CH Group over a three-year measurement period. Grants of Performance Share Plan awards normally vest at the end of the three-year vesting and performance period and are available for sale at that time. The GSK Group operates a Share Value Plan whereby share awards are granted to employees at no cost. There are no performance criteria attached. Grants of Share Value Plan Awards normally vest at the end of the three-year vesting period and are available for sale at that time.

35.	Principal CH group companies

The following represent the principal subsidiaries of the CH Group at 31 December 2021. The equity share capital of these entities is wholly owned by the CH Group except where its percentage interest is shown. All companies are incorporated in their principal country of operation except where stated. A full list of CHHL2’s subsidiaries is available in Note 38 which forms part of these financial statements.

England
GlaxoSmithKline Consumer Healthcare (Overseas) Limited
GlaxoSmithKline Consumer Healthcare (UK) Trading Limited
GlaxoSmithKline Consumer Healthcare (UK) IP Limited
GlaxoSmithKline Consumer Healthcare Finance Limited
GlaxoSmithKline Consumer Healthcare Finance No. 2 Limited
GlaxoSmithKline Consumer Trading Services Limited
Consumer Healthcare Holdings Limited
Consumer Healthcare Intermediate Holdings Limited
GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited
PRISM PCH Limited
Europe
Novartis Consumer Health S.A. (Switzerland)
GlaxoSmithKline Healthcare GmbH & Co. KG (Germany)
Stafford-Miller (Ireland) Limited
USA
Block Drug Company, Inc.
GlaxoSmithKline Consumer Healthcare Holdings (US) LLC
GlaxoSmithKline Consumer Healthcare, L.P. (88%)
PF Consumer Healthcare 1 LLC
Consumer Healthcare Intermediate Holdings LLC
PRISM PCH LLC
GSK Consumer Healthcare Holdings No. 1 LLC
GSK Consumer Healthcare Holdings No. 2 LLC
GlaxoSmithKline Consumer Healthcare Holdings (US) Inc.

Other
Pfizer Biotech Corporation (55%)
Sino-American Tianjin Smith Kline & French Laboratories Ltd (China) (55%)
Puerto Rico Consumer Branch
Wyeth Pharmaceutical Co. Ltd.
GlaxoSmithKline Consumer Healthcare Pte. Ltd. (Singapore)

36.	Non-controlling interests

Non-controlling interests comprises interests in entities, of which the CH Group’s non-controlling interests are individually not material.

37.	Post balance sheet events

On 11 March 2022, the Company’s Directors approved the interim dividends totalling £421 million to be paid to the Company’s equity shareholders on 30 March 2022. Out of the total dividends of £421 million, £286 million is to be paid to GlaxoSmithKline Consumer Healthcare Holdings Limited, and £135 million is to be paid to PF Consumer Healthcare Holdings LLC.

38.	Subsidiaries

The full list of subsidiaries and other significant holdings of CHHL2 as at 31 December 2021 are as follows:

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office
Wholly owned subsidiaries
GlaxoSmithKline Consumer Healthcare SRL	—	100	Ordinary	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania

GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	—	100	Ordinary Euro Quota 1	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
	—	100	Ordinary Euro Quota 2
	—	100	Ordinary Euro Quota 4

GlaxoSmithKline Healthcare Ukraine O.O.O.	—	100	Ownership interest	Pavla Tychyny avenue, 1-V, Kiev 02152, Ukraine

GlaxoSmithKline Panama S.A.	100	—	Ordinary	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

GSK CH Caricam Sociedad de Responsabilidad Limitada	—	100	Participation	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

GlaxoSmithKline Paraguay S.A.	—	100	Ordinary	Oficial Gilberto Aranda 333, Planta Alta Casi Salvador del Mundo, Asuncion, Paraguay

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GSK Consumer Healthcare Holdings (US) Inc.	—	100	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Alacer Corp.	—	100	Common	CSC – 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, 95833-3505, United States

GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	—	100	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Block Drug Company, Inc.	—	100	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

Block Drug Corporation	—	100	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

Stafford-Miller Limited (in liquidation)	—	100	Ordinary	55 Baker Street London W1U 7EU England

GlaxoSmithKline Consumer Healthcare (US) IP LLC	—	100	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare L.L.C.	—	100	Limited Liability Company - Interests	Corporation Service Company, 2595 Interstate Drive, Suite 103, Harrisburg, Pennsylvania, 17110, United States

GSK Consumer Health, Inc.	—	100	Common - no par value	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GSK Consumer Healthcare Services, Inc.	—	100	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

PF Consumer Healthcare 1 LLC	—	100	Membership Interest	Corporate Service Company, 251 Little Falls Drive Wilmington DE 19808 USA

Wyeth Consumer Healthcare LLC	—	100	Membership Interest	CT Corporation System, 600 N 2nd St, Suite 401, Harrisburg, Pennsylvania, 17101, United States

Pfizer PFE Colombia S.A.S	100	—	Common	Carrera 7 No.113-43 Piso 4 Colombia

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

PT GSK Consumer Healthcare Indonesia	—	100	Ordinary	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Kuningan, JAKARTA SELATAN, 12940, Indonesia

Consumer Healthcare Holdings Limited	100	—	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS England

Consumer Healthcare Intermediate Holdings Limited	—	100	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS England

GSK Consumer Healthcare Capital NL B.V.	—	100	Shares	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Capital UK PLC	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.1) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.3) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.4) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.5) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.6) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.7) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.8) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Capital US LLC	—	100	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GSK Consumer Healthcare Chile SpA	—	100	TBC	Av. Andrés Bello N°2687, 25th floor, Las Condes, Chile

GSK Consumer Healthcare Egypt Limited	—	100	Ordinary	North 90th street, Boomerang building, 5th District, Cairo, Egypt

GSK Consumer Healthcare Egypt LLC	—	100	Quotas	North 90th street, Boomerang building, 5th District, Cairo, Egypt

GSK Consumer Healthcare Peru S.R.L	—	100	Ordinary	Av Jorge Basadre 349, piso 5,San Isidro, Lima, 05W-109, Peru

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GSK Consumer Healthcare S.A.	—	100	Ordinary	Route de l’Etraz, 1197 Prangins, Switzerland

GSK Consumer Healthcare Schweiz AG	—	100	Ordinary	Suurstoffi 14, Rotkreuz, 6343, Switzerland

PRISM PCH Limited	—	100	Voting Shares Non Voting Shares	980 Great West Road Brentford Middlesex TW8 9GS

Ferrosan S.R.L.	—	100	Registered Capital	178/C Calea Turzii, Cluj- Napoca, Cluj County, Romania

Pfizer Consumer Healthcare GmbH	—	100	Ordinary	Linkstrasse 10, 10785 Berlin, Germany

Pfizer Consumer Manufacturing Italy S.r.l.	—	100	Quota	90, Via Nettunese, 04011, Aprilia (Prov. di Latin), Italy

Ferrosan ApS	—	100	A-Share Capital: B-Share Capital	Nykaer 68, Brondby, DK-26 05, Denmark

Ferrosan International ApS (merged into Ferrosan ApS with effect 1 Jan 2021)	—	100	Ordinary	Nykaer 68, Brondby, DK-26 05, Denmark

GlaxoSmithKline Consumer Healthcare (Ireland) Limited	—	100	Ordinary Euro Redenominated	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (UK) IP Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finance Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.2) Unlimited Company	—	100	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Trading Services Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Dungarvan Limited	—	100	Ordinary (Euro)	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GSK Consumer Healthcare Holdings No. 2 LLC	—	100	Unit	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

GSK Consumer Healthcare Insurance Limited	—	100	Ordinary	Dorey Court, Admiral Park, St Peter Port, GY1 4AT, Guernsey

GlaxoSmithKline Consumer Healthcare Pte. Ltd	—	100	Ordinary	23 Rochester Park, 139234, Singapore

P.T. Sterling Products Indonesia	—	100	A Shares B Shares	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Jakarta, 12940, Indonesia

GSK Consumer Healthcare Singapore Pte. Ltd.	—	100	Ordinary	23 Rochester Park, 139234, Singapore

GSK Consumer Healthcare Trinidad and Tobago Limited	—	100	Ordinary	5th Floor Algico Plaza, 91-93 St. Vincent Street, Port of Spain, Trinidad and Tobago

PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	—	100	Quota	Barueri, State of Sao Paulo, at Avenida Ceci, No.1900, Block lll, Part 67, Tambore District, Zip Code 06460-120, Brazil

PF Consumer Healthcare Singapore Pte. Ltd	—	100	Ordinary	23 Rochester Park 139234 Singapore

PF Consumer Healthcare UK Limited	—	100	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS

PF Consumer Ireland Company Limited	—	100	Ordinary	9 Riverwalk, National Digital Park, Citywest Business Park, Dublin, 24, Ireland

Pfizer Laboratories PFE (Pty) Ltd.	—	100	Common	Flushing Meadows Building, The Campus, 57 Sloane, Bryanston 2021, South Africa

SmithKline Beecham Research Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stafford-Miller (Ireland) Limited	—	100	Ordinary	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland

Stiefel Consumer Healthcare (UK) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stiefel Laboratories (Ireland) Limited (in liquidation)	—	100	Ordinary	Finisklin Business Park, County Sligo, Ireland

GlaxoSmithKline Consumer Healthcare Chile SpA	—	100	Joint Stock	Av. Andrés Bello N°2687 25th floor Las Condes Chile

Company	Direct shares held (%)	Indirect shares held (%)		Security	Address of the registered office

Treerly Health Co., Ltd	—	100		Capital Contribution	Unit 01A, Room 3901, No 16. East Zhujiang Road,Tianhe District, Guangzhou City, the PRC, China

GSK Consumer Healthcare Export Limited	—	100		Ordinary	980 Great West Road Brentford Middlesex TW8 9GS England

Wyeth Pharmaceutical Co. Ltd	—	100		Registered Capital	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China

GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	—	100		Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare S.A.	—	100		Ordinary	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

GlaxoSmithKline Consumer Healthcare (Thailand) Limited	—	100	[1]	Ordinary	13th Floor, Unit 13.05 and 13.06 Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GlaxoSmithKline Consumer Healthcare (Overseas) Limited	—	100		Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Levice s.r.o.	—	100		Ordinary	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia

Duncan Consumer Healthcare Philippines Inc	—	100		Common	23rd Flr The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

Ex-Lax, Inc.	—	100		Common	The Prentice Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico

GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	—	100	[1]	Quotas	Av des Americas 3500, 4th Floor, Rooms 407- 420, Riode Janeiro-RJ, 22621-000, Brazil

GlaxoSmithKline Consumer Healthcare (China) Co. Ltd	—	100		Ordinary	Floor 8, 168 Xizangzhong Road, Huangpu District, Shanghai, China

GlaxoSmithKline (Suzhou) Trading Co., Ltd	—	100		Registered Capital	No.699 Gangpu Road, Wusongjiang Science and Technology Industrial Park, Wuzhong Economic & Technical Development Zone, Suzhou, China

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	—	100	Ordinary	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon , Hong Kong

GlaxoSmithKline Consumer Healthcare A/S	—	100	Ordinary	Nykaer 68, Brondby, DK-2605, Denmark

GlaxoSmithKline Consumer Healthcare AB	—	100	Ordinary	Nykaer 68, DK-2605, Brondby, Denmark

GlaxoSmithKline Consumer Healthcare Aps	—	100	Ordinary	Delta Park 37, 2665, Vallensbæk Strand, Denmark

GlaxoSmithKline Consumer Healthcare Australia Pty ltd	—	100	Ordinary	82 Hughes Avenue, Ermington, NSW, 2115, Australia

GlaxoSmithKline Consumer Healthcare B.V.	—	100	Ordinary	Van Asch van Wijckstraat 55G Amersfoot 3811 LP, Netherlands

GlaxoSmithKline Consumer Healthcare Colombia SAS	—	100	Ordinary	Carrera 7 No. 113 - 43 Piso 4, Colombia

GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	—	100	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic

GlaxoSmithKline Consumer Healthcare Finance No.2 Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finland Oy	—	100	Ordinary	Piispansilta 9A, Fin-02230, Espoo, Finland

GlaxoSmithKline Consumer Healthcare GmbH	—	100	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebaude I, 4. Stock, Vienna, A-1120, Austria

GlaxoSmithKline Consumer Healthcare Hellas Single Member Societe Anonyme	—	100	Ordinary	274 Kifissias Avenue Halandri, Athens, 152 32, Greece

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.3) Limited (in liquidation)	—	100	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Healthcare Japan K.K.	—	100	Ordinary	1-8-1 Asasaka Minato-ku, Tokyo, Japan

GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	—	100	Ordinary	9F LS Yongsan Tower, 92, Hangang-daero, Yongsan-gu, Seoul, 140-702, Republic of Korea

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	—	100	Ordinary	Calzada Mexico-Xochimilco 4900, Colonia San Lorenzo Huipulco, Delegacion Tlalpan, Mexico, D.F. 14370, Mexico

GlaxoSmithKline Consumer Healthcare New Zealand ULC	—	100	Ordinary	Level 11, Zurich House, 21 Queen Street, Auckland, 1010, New Zealand

GlaxoSmithKline Consumer Healthcare Norway AS	—	100	Ordinary	Drammensveien 288, Lysaker, 1326 Norway

GlaxoSmithKline Consumer Healthcare Philippines Inc	—	100	Common	23rd Flr The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

GlaxoSmithKline Consumer Healthcare S.A.	—	100	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	—	100	Ordinary	Lot 89, Jalan Enggang, Ampang/Ulu Kelang Industrial Estate, Selangor, 54200, Malaysia

GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	—	100	Ownership interest	Galvaniho 7/A, Bratislava, 821 04, Slovakia

GlaxoSmithKline Consumer Healthcare South Africa (Pty) Ltd	—	100	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	—	100	Ordinary	Ul. Grunwaldzka 189, Poznan, 60-322, Poland

GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare S.r.l	—	100	Ordinary	Via Zambeletti snc Baranzate 20021 Milan Italy

GlaxoSmithKline Consumer Healthcare Vietnam Company Limited	—	100	Charter Capital	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam

GlaxoSmithKline Consumer Private Limited	—	100	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Costa Rica S.A.	—	100	Ordinary	San Jose 300 Este de la Rotonda Betania, Carretera a Sabanilla, Costa Rica

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Healthcare AO	—	100	Ordinary	Premises III, Room 9, floor 6, Presnenskaya nab. 10, Moscow, 123112, Russian Federation

GlaxoSmithKline Healthcare GmbH	—	100	Ordinary	Barthstr. 4, Munchen, 80339, Germany

GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	—	100	Partnership Capital	Barthstr. 4, Munchen, 80339, Germany

Panadol GmbH	—	100	Ordinary	Barthstr. 4, Munchen, 80339, Germany

Kuhs GmbH	—	100	Ordinary	Barthstr. 4, Munchen, 80339, Germany

GlaxoSmithKline Limited	—	100	Ordinary	Likoni Road, PO Box 78392, Nairobi, Kenya

GlaxoSmithKline Sante Grand Public SAS	—	100	Ordinary	23 rue Francois Jacob, 92500, Rueil-Malmaison, France

GlaxoSmithKline Technology (Taizhou) Co., Ltd	—	100	Ordinary	Room 708 in Building D, Phase II of New Drug Innovation Base, Taizhou, 225300, Jaingsu, Province, China

GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	—	100	Nominative	Buyukdere Caddesi No. 173, 1.Levent Plaza B Blok 1.Levent, Istanbul, 34394, Turkey

GlaxoSmithKline-Consumer Hungary Limited Liability Company	—	100	Membership	H-1124, Csorsz utca 43, Budapest, Hungary

GSK Canada Holding Company Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

PF Consumer Healthcare Canada ULC/ PF Soins De Sante SRI	—	100	Common	595 Burrad Street, Three Bentall Centre, P.O Box 49314, Suite 2600, Vancouver, British Columbia Canada V7X 1L3

GSK CH Kazakhstan LLP	—	100	Charter Capital	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan

GSK Consumer Healthcare Israel Ltd	—	100	Ordinary	25 Basel Street, Petech Tikva 49510, Israel

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GSK New Zealand Holding Company Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Iodosan S.p.A.	—	100	Ordinary	Via Zambeletti snc,Baranzate, Milan, 20021, Italy

PF Consumer Healthcare B.V.	—	A - 100 B - 100	Class A: Class B	Van Asch Van Wjckstaat 55G, 3811 LP Amersfoort, Netherlands

PF Consumer Healthcare Holding B.V.	—	100	Ordinary	Van Asch Van Wjckstaat 55G, 3811 LP Amersfoort, Netherlands

Pfizer Consumer Healthcare AB Wyeth Pharmaceuticals Company	— —	100 100	Ordinary Partnership shares	Vetenskapsvagen 10, SE-191 90, Sollentuna, Sweden State Road No. 3 Kilometer 142.1, Guayama, 00784, Puerto Rico

SmithKline Beecham S.A.	—	100	Ordinary	Ctra de Ajalvir Km 2.500, Alcala de Henares, Madrid, 28806, Spain

Sterling Drug (Malaya) Sdn Berhad	—	100	Ordinary	Lot 89, Jalan Enggang, Ampang/Ulu Kelang Industrial Estate, Selangor, 54200, Malaysia

GlaxoSmithKline Consumer Healthcare Saudi Limited	—	100	Ordinary	603 Salamah Tower, 6th Floor, Madinah Road, Al-Salamah District, Jeddah, 21425, Saudi Arabia

Vog AU PTY Ltd	—	100	Ordinary, Redeemable Preference	82 Hughes Avenue, Ermington, NSW, 2115, Australia

NCH—Nutrition Consumer Health Ltd	—	100	Ordinary	14 Hamephalsim St, Petach Tikva, Israel

PT BINA Dentalindo (in liquidation)	—	100	Ordinary	Gedung Graha Ganesha Lantai 3, JI Raya Bekasi Km 17, No5, Jakarta Timur, 13930, Indonesia

Sterling products international, Incorporated	—	100	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare ULC / GlaxoSmithKline Soins De Sante Aux Consommateurs SRI	—	100	A Class Preference Common	595 Burrard Street Suite 2600 Three Bentall Centre P.O. Box 49314 Vancouver BC V7X 1L3 Canada

PF Consumer Healthcare Poland sp. z.o.o	—	100	Ordinary	Rzymowskiego 53 street 02-697 Warsaw Poland

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

PF Consumer Taiwan LLC	100	—	Common interests	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington DE 19801 United States

Subsidiaries where the effective interest is less than 100%

Glaxo Wellcome Ceylon Limited	—	Ordinary: 99.9995 Ordinary B: 100	Ordinary Ordinary B	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

SmithKline Beecham (Private) Limited	—	99.6462	Ordinary	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka

GlaxoSmithKline Consumer Healthcare, L.P.	—	88	Partnership Capital -General Partner/ Limited Partner	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Beecham Enterprises Inc.	—	88	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare Pakistan Limited	—	85.79	Ordinary	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan

GSK-Gebro Consumer Healthcare GmbH	—	60	Ordinary	Bahnhofbichl 13, 6391 Fieberbrunn, KitzbUhel, Austria

Sino-American Tianjin Smith Kline & French Laboratories Ltd	—	55	Ordinary	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China

Pfizer Biotech Corporation	54.98	—	Ordinary	24F, No.66, Sec 1, Zhong Xiao W. Rd, Taipei 100, Taiwan

Other significant shareholdings

Duncan Pharmaceuticals Philippines Inc	—	23.27	Common	23rd Flr The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

GlaxoSmithKline Philippines Inc	—	23.27	Ordinary	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Landholding Company Inc	—	9.29	Common	23rd Floor, The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

[1]	The Company holds a direct shareholding in these subsidiaries of less than 0.01%

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	2022 £m	2021 £m

Revenue	2	5,188	4,575
Cost of sales		(1,977)	(1,761)

Gross profit		3,211	2,814

Selling, general and administration		(2,179)	(1,978)
Research and development		(136)	(109)
Other operating income		4	10

Operating profit	2	900	737

Finance income		43	9
Finance expense		(79)	(10)

Net finance costs	2	(36)	(1)

Profit before tax	2	864	736
Income tax	5	(320)	(216)

Profit after tax for the period		544	520

Profit for the period attributable to:
Shareholders of the Group		517	491
Non-controlling interests		27	29

Basic earnings per share (pence)	10	5.6	5.3
Diluted earnings per share (pence)	10	5.6	5.3

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	2022 £m	2021 £m
Profit after tax for the period	544	520

Other comprehensive income/(expenses) for the period
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	690	(272)
Fair value movements on cash flow hedges	197	—
Tax on fair value movements on cash flow hedges	(48)	—
Reclassification of cash flow hedges to income statement	(6)	—

	833	(272)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	—
Remeasurement gains/(losses) on defined benefit plans	138	(5)
Deferred tax on actuarial movements in defined benefit plans	(31)	—

	106	(5)

Other comprehensive income/(expenses), net of tax for the period	939	(277)

Total comprehensive income, net of tax for the period	1,483	243

Total comprehensive income for the period attributable to:
Shareholders of the Group	1,457	214
Non-controlling interests	26	29

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT (unaudited)

	Notes	30 June 2022 £m	31 December 2021 £m
Non-current assets
Property, plant and equipment		1,659	1,563
Right of use assets		113	99
Intangible assets		28,543	27,195
Deferred tax assets		203	312
Post-employment benefit assets		29	11
Derivative financial instruments	8	14	12
Other non-current assets		45	8

Total non-current assets		30,606	29,200

Current assets
Inventories		1,149	951
Trade and other receivables		2,408	2,207
Loan amounts owing from related parties	13	9,211	1,508
Cash and cash equivalents and liquid investments		1,334	414
Assets held for sale		6	—
Derivative financial instruments	8	132	5
Current tax recoverable		159	166

Total current assets		14,399	5,251

Total assets		45,005	34,451

Current liabilities
Short-term borrowings	11	(332)	(79)
Trade and other payables		(3,546)	(3,002)
Loan amounts owing to related parties	13	(3)	(825)
Derivative financial instruments	8	(11)	(18)
Current tax payable		(236)	(202)
Short-term provisions		(71)	(112)

Total current liabilities		(4,199)	(4,238)

Non-current liabilities
Long-term borrowings	11	(9,918)	(87)
Deferred tax liabilities		(3,655)	(3,357)
Post-employment benefit obligations		(142)	(253)
Derivative financial instruments	8	(55)	(1)
Other provisions		(31)	(27)
Other non-current liabilities		(6)	(8)

Total non-current liabilities		(13,807)	(3,733)

Total liabilities		(18,006)	(7,971)

Net assets		26,999	26,480

Equity
Share capital	12	1	1
Share premium	12	70	—
Other reserves	12	(11,553)	(11,632)
Retained earnings		38,377	37,986

Shareholders’ equity		26,895	26,355

Non-controlling interests		104	125

Total equity		26,999	26,480

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2022		1	—	(11,632)	37,986	26,355	125	26,480
Profit after tax		—	—	—	517	517	27	544
Other comprehensive income/(expenses)		—	—	143	797	940	(1)	939

Total comprehensive income		—	—	143	1,314	1,457	26	1,483
Distributions to non-controlling interests		—	—	—	—	—	(47)	(47)
Dividends to equity shareholders	6	—	—	—	(873)	(873)	—	(873)
Issue of share capital	12	21,758	—	—	—	21,758	—	21,758
Capital reduction	12	(21,758)	—	—	—	(21,758)	—	(21,758)
Transactions with equity shareholder	12	—	70	(64)	(56)	(50)	—	(50)
Other		—	—	—	6	6	—	6

At 30 June 2022		1	70	(11,553)	38,377	26,895	104	26,999

At 1 January 2021		1	—	(11,652)	37,763	26,112	111	26,223
Profit after tax		—	—	—	491	491	29	520
Other comprehensive expenses		—	—	—	(277)	(277)	—	(277)

Total comprehensive income		—	—	—	214	214	29	243
Transactions with equity shareholder	12	—	—	(2)	—	(2)	—	(2)
Dividends to equity shareholders	6	—	—	—	(621)	(621)	—	(621)

At 30 June 2021		1	—	(11,654)	37,356	25,703	140	25,843

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Note	2022 £m	2021 £m
Cash flow from operating activities
Profit after tax		544	520
Adjustments reconciling profit after tax to cash generated from operations	7	274	(134)

Cash generated from operations	7	818	386
Taxation paid		(138)	(152)

Net cash inflow from operating activities		680	234

Cash flow from investing activities
Purchase of property, plant and equipment		(78)	(89)
Proceeds from sale of property, plant and equipment		1	7
Purchase of intangible assets		(14)	(35)
Proceeds from sale of intangible assets		3	72
Loans to related parties	13	(9,211)	—
Decrease in amounts invested with GSK finance companies	13	700	499
Interest received		12	9

Net cash (outflow)/inflow from investing activities		(8,587)	463

Cash flow from financing activities
Repayment of lease liabilities		(17)	(19)
Interest paid		(4)	(9)
Dividends paid to shareholders	6	(873)	(621)
Distributions to non-controlling interests		(47)	—
Net contribution from parent		18	—
Repayment of short-term borrowings		(11)	—
Proceeds from long-term borrowings	11	9,241	1
Other financing cash flows[1]		239	(68)

Net cash inflow/(outflow) from financing activities		8,546	(716)

Increase/(decrease) in cash and cash equivalents and bank overdrafts		639	(19)

Cash and cash equivalents and bank overdrafts at beginning of year		405	323
Exchange adjustments		22	(9)
Increase/(decrease) in cash and cash equivalents and bank overdrafts		639	(19)

Cash and cash equivalents and bank overdrafts at end of period		1,066	295

Cash and cash equivalents and bank overdrafts at the end of period comprise:
Cash and cash equivalents[2]		1,333	298
Overdrafts		(267)	(3)

Cash and cash equivalents and bank overdrafts at end of period		1,066	295

[1]	Other financial cash flows for the period ended 30 June 2022 include settlement of cash flow hedge of £206m.
[2]

Cash and cash equivalents of £1,333m as at 30 June 2022 is presented within “Cash and equivalents and liquid investments” in the Condensed consolidated balance sheet, which comprised of both cash and cash equivalents and liquid investments of £1m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2022 (unaudited)

1	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (“CHHL2”) and its subsidiary undertakings (collectively, “the Group”, “the Haleon business”) was owned by GSK plc (“the GSK Group”) and the Pfizer Inc. (“the Pfizer Group”) for the period ended 30 June 2022. In July 2022, Haleon plc (“the Company”) became the ultimate holding company of the Group through a series of share-for-share exchanges with the former shareholders (the GSK Group and the Pfizer Group) to acquire the Group (“the Demerger activities”). The Demerger activities fall outside the scope of IFRS 3 “Business Combinations” and the Company has accounted for these transactions by adopting the principles of predecessor accounting which reflects the economic substance of the Demerger activities and means that, the future consolidated financial statements will be prepared as if the Group had been in existence throughout the periods presented.

Refer to Note 15, ‘Post Balance Sheet Events’ for the details of the Demerger activities that took place in July 2022. The Earnings per Share calculation as disclosed in Note 10 ‘Earnings per Share’ has been retrospectively adjusted for all periods using the weighted average number of outstanding shares issued by the Company as at the date of the report as per the requirements in IAS 33 “Earnings per Share”.

The condensed consolidated financial statements (‘interim financial statements’) of the Group for the six months to 30 June 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), as adopted by the United Kingdom. These condensed consolidated financial statements, which are unaudited, do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s Historical Financial Information (‘HFI’) as at and for the year ended 31 December 2021 included in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022, which is available on the Company’s website. The annual financial statements of the Group for the year ended 31 December 2022 will be prepared in accordance with the International Financial Reporting Standards as adopted by the United Kingdom (“UK IFRS”) and in compliance with the International Financial Reporting Standards as issued by the IASB (“IASB IFRS”).

The comparative information for the year ended 31 December 2021 does not constitute statutory accounts of CHHL2 as defined in section 434 of the Companies Act 2006. A copy of the company only statutory accounts of CHHL2 for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the publication of the 2021 HFI report in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022.

All accounting policies for recognition, measurement, consolidation and presentation are as outlined in the 2021 HFI report in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022 and these accounting policies are applied consistently in preparation of the condensed consolidated financial statements. The condensed financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, and are presented in pounds sterling, the presentation currency of the Group.

Going concern

The interim condensed consolidated financial statements have been prepared on a going concern basis.

Judgements and estimates

The preparation of the condensed consolidated financial statements requires management to make judgements about when or how items should be recognised in the consolidated financial statements and estimates and assumptions that affect the amounts of assets and liabilities, income and expenses reported in the consolidated financial statements. Actual amounts and results could differ from these estimates. The critical areas of accounting estimates and judgement are the same as those disclosed in the 2021 HFI report in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022.

2	REVENUE AND SEGMENT INFORMATION

Analysis of revenue by geography is included below, the composition of these geographical segments is reviewed on an annual basis.

For management reporting purposes, the Group is organised into business units based on geographical areas and has three reportable segments, as follows:

•	North America

•	Europe, Middle East, Africa and Latin America (EMEA and LatAm)

•	Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The primary products sold by each of the reportable segments consist of Oral Health, Vitamin, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments.

The Commercial Operations Board is the Chief Operating Decision Maker (“CODM”) who monitors the operating results of the Group’s business units separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of Adjusted operating profit to assess the performance of the reportable segments. The CODM does not review IFRS operating profit or total assets and liabilities on a segment basis.

	2022	2021
Segmental information	£m	£m
Revenue
North America	1,873	1,595
EMEA and LatAm	2,069	1,903
APAC	1,246	1,077

	5,188	4,575

Adjusted operating profit
North America	454	316
EMEA and LatAm	467	458
APAC	300	244
Corporate and other unallocated	(30)	(35)

	1,191	983

	2022	2021
	£m	£m
Reconciling items between Adjusted operating profit and operating profit[1]:
Net amortisation and impairment of intangible assets	(40)	(21)
Restructuring costs	(20)	(77)
Transaction related costs	—	—
Separation and admission costs	(229)	(105)
Disposals and others	(2)	(43)

Group operating profit	900	737

Net finance costs	(36)	(1)

Profit before taxation	864	736

1.	The details of the reconciling items between Adjusted operating profit and operating profit are included under “Use of Non-IFRS Measures” on pages 38 to 45.

	2022	2021
Revenue by product category	£m	£m
Oral health	1,438	1,360
Vitamins, minerals and supplements (VMS)	816	702
Pain relief	1,248	1,093
Respiratory health	683	455
Digestive health and other	1,003	965

Total revenue	5,188	4,575

3	IMPAIRMENT REVIEW

During the period ended 30 June 2022, Robitussin was still recovering from a lower cold & flu incidence resulting from the COVID-19 social distancing measures, and Preparation H was affected by supply constraints. The Group has performed a sensitivity analysis based on changes in key assumptions considered to be reasonably possible by management leaving all other assumptions unchanged. Sensitivity analysis for the period ended 30 June 2022 has identified these two brands as being sensitive to reasonably possible changes in key assumptions. In order for the recoverable amount to be equal to the carrying values of Robitussin and Preparation H, either the discount rate would have to be increased by 0.7% and 0.2% (31 December 2021: increased by 0.5% and 0.1%), or the operating margin decreased by 5.3% and 3.0% (31 December 2021: decreased by 4.1% and 1.5%), or the long term growth rate decreased by 1.0% and 0.3% (31 December 2021: decreased by 0.7% and 0.2%) respectively. The Group considers that changes in key assumptions of this magnitude are reasonably possible in the current environment.

Other than as disclosed above, the directors do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs of disposal of the individually significant brands to fall below their carrying values.

4	EXCHANGE RATES

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were disclosed in the table below.

	Six months ended 30 June
	2022	2021
Average rates:
US$/£	1.30	1.39
Euro/£	1.19	1.15
Swiss Franc/£	1.22	1.26
CNY/£	8.38	8.96

	As at 30 June	As at 31 December
	2022	2021
Period-end rates:
US$/£	1.21	1.35
Euro/£	1.16	1.19
Swiss Franc/£	1.16	1.23
CNY/£	8.11	8.56

5	TAX

For the six months ended 30 June 2022, the income tax expense has been determined based on management’s best estimate of the effective tax rate applicable for the full year. This is then applied to the pre-tax profit of the interim period, with the tax due on adjusting items considered on an item by item basis.

6	DIVIDENDS

During the periods ended 30 June 2022 and 2021, the Group declared and paid a series of dividends to GSK and Pfizer under the Company’s Shareholders Agreement valid at that time. These dividends included the following:

•	On 30 March 2022, £421 per share for a total amount of £421m.

•	On 29 June 2022 £452 per share for a total amount of £452m.

•	On 30 June 2021, £621 per share for a total amount of £621m.

No further dividends were declared or paid.

Prior to the demerger, the Group declared and paid dividends of £11,057m in July 2022. Further information about these dividends are provided in Note 15 ‘Post balance sheet events’.

7	ADJUSTMENTS RECONCILING PROFIT AFTER TAX TO OPERATING CASH FLOW

	Six months ended 30 June
	2022	2021
	£m	£m
Profit after tax	544	520
Taxation charge	320	216
Net finance costs	36	1
Depreciation of property, plant and equipment and rights of use assets	82	84
Amortisation of intangible assets	50	36
Impairment and assets written off, net of reversals	23	7
Profit on sale of intangible assets	(3)	(6)
Profit on sale of businesses	—	(4)
Other non-cash movements	6	(9)
Decrease in other non-current financial liabilities	—	1
Decrease in pension and other provisions	(44)	(36)
Changes in working capital:
Increase in inventories	(153)	(82)
Increase in trade receivables	(92)	(9)
Increase/(decrease) in trade payables	144	(143)
Net change in other receivables and payables	(95)	(190)

	274	(134)

Cash generated from operations	818	386

8.	FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

As at 30 June 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	144	—	144
Cash and cash equivalents (money market funds)	424	—	—	424
Financial assets at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	—	2	—	2

	424	146	—	570
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(11)	—	(11)
Financial liabilities at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	—	(55)	—	(55)

	—	(66)	—	(66)

As at 31 December 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	5	—	5
Cash and cash equivalents (money market funds)	3	—	—	3
Financial assets at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	—	12	—	12

	3	17	—	20
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(18)	—	(18)
Financial liabilities at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	—	(1)	—	(1)

	—	(19)	—	(19)

There are no material differences between the carrying value of the Group’s financial assets and liabilities and their estimated fair values, with the exceptions of bonds, for which the carrying values and fair values are set out in the table below:

	As at 30 June 2022		As at 31 December 2021
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Bonds	(9,819)	(9,341)	—	—

The following methods and assumptions were used to estimate the fair values of significant financial instruments on the balance sheet:

•

Cash and cash equivalents carried at amortised costs, Liquid investments, Trade and other receivables and certain other non-current assets, Loan amounts owing from/(to) related parties, Trade and other payables and certain other non-current liabilities—approximates to the carrying amount

•	Interest rate swaps and foreign exchange forward contracts—based on present value of contractual cash flows using market sourced data (exchange rates or interest rates) at the balance sheet date

•	Short-term loans and overdrafts—approximates to the carrying amount because of the short maturity of these instruments

•	Long-term loans—based on quoted market price (a level 2 fair value measurement) for European and US Medium Term Notes

9	RESTRUCTURING, SEPARATION AND ADMISSION COST

Restructuring

Restructuring costs mainly include personnel costs, impairments of tangible assets and computer software relating to restructuring programmes. The Group’s restructuring costs in HY 2022 totalled £20m (HY 2021: £77m) and were primarily related to activities to generate synergies from the continued integration of the Pfizer Group’s Consumer Healthcare business into the Group’s business.

Separation and admission cost

Separation and admission costs include costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business and mainly include: costs for disentangling systems and processes previously shared with the GSK Group, costs for separating the corporate functions from the GSK Group, costs in relation to the preparation and audit of public documents required for the admission of the Company for trading on the London Stock Exchange and New York Stock Exchange and sponsor fees. Separation and admission costs totalled £229m in H1 2022 (H1 2021: £105m)

10	EARNINGS PER SHARE

	Six months ended 30 June
	2022	2021
	Pence	Pence
Basic earnings per share	5.6	5.3

Diluted earnings per share	5.6	5.3

Basic earnings per share for all periods presented have been adjusted retrospectively as required by IAS 33 “Earnings per share” to reflect the share structure of the Company due to the increase in the number of ordinary shares outstanding as a result of the Demerger activities that took place in July 2022. Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the Company’s weighted average number of shares in issue, with 9,234,573,831 shares outstanding as at the date of the report. Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. However, there are no dilutive equity instruments.

As a part of the Demerger activities, the Company issued 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc. These non-voting preference shares are not dilutive in nature.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Six months ended 30 June
	2022	2021
Weighted average number of shares in issue	millions	millions
Basic	9,235	9,235
Dilution for share options and awards	—	—

Diluted	9,235	9,235

The basic and adjusted earnings per share calculated under the share structure of CHHL2 as at 30 June 2022, with weighted average of one million shares in issue for both basic and dilutive shares are included below:

	Six months ended 30 June
	2022	2021
	Pence	Pence
Basic earnings per share	51,700	49,100

Diluted earnings per share	51,700	49,100

11	BORROWINGS

	As at 30 June 2022	As at 31 December 2021
	£m	£m
Short-term borrowings
Loan and overdrafts	(300)	(49)
Lease liabilities	(32)	(30)

Total short-term borrowings	(332)	(79)

Long-term borrowings
Lease liabilities	(99)	(87)
£300,000,000 2.875 per cent. notes due 2028	(299)	—
£400,000,000 3.375 per cent. notes due 2038	(398)	—
€850,000,000 1.250 per cent. notes due 2026	(704)	—
€750,000,000 1.750 per cent. notes due 2030	(642)	—
€750,000,000 2.125 per cent. notes due 2034	(638)	—
$700,000,000 3.024 per cent. callable notes due 2024	(577)	—
$300,000,000 floating rate callable notes due 2024	(248)	—
$2,000,000,000 3.375 per cent. notes due 2027	(1,643)	—
$1,000,000,000 3.375 per cent. notes due 2029	(817)	—
$2,000,000,000 3.625 per cent. notes due 2032	(1,642)	—
$1,000,000,000 4.000 per cent. notes due 2052	(799)	—
$1,750,000,000 3.125 per cent. notes due 2025	(1,412)	—

Total long-term borrowings	(9,918)	(87)

Total borrowings	(10,250)	(166)

Short-term borrowings

As at 30 June 2022, the Group had a short-term bank loan of £33m (31 December 2021: £42m). The weighted average interest rate on the short-term bank loan as at 30 June 2022 was 8.8% (Dec 2021: 3.7%).

Long-term borrowings

As part of the preparation for separation of the Group from the GSK Group, on 16 March 2022, GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital NL B.V. (subsidiary undertakings of the Group, the “EMTN Issuers”) established a £10,000,000,000 Euro Medium Term Note Programme (the “Programme”) pursuant to which the EMTN Issuers may issue notes from time to time. The EMTN Issuers have issued the notes described under “Pre-Separation Programme Notes” below under the Programme during the period ended 30 June 2022.

In addition, on 24 March 2022 the US Issuer and GSK Consumer Healthcare Capital UK plc issued a number of standalone bonds pursuant to a private placement to institutional investors in the USA and outside the USA in reliance on exemptions from the registration requirements of the US Securities Act (as described under “Pre-Separation USD Notes” below).

The payment of all amounts owing in respect of: (i) notes issued under the Programme (including the notes in issuance, as described under “Pre-Separation Programme Notes” below); and (ii) the Pre-Separation USD Notes is guaranteed by the Company. As at 30 June 2022, the Group had long-term borrowings excluding lease liabilities of £9,819m (30 June 2021, 31 December 2021: £nil), of which £5,235m (30 June 2021, 31 December 2021: £nil) fell due in more than five years. The average effective pre-swap interest rate of all notes in issue as at 30 June 2022 was approximately 2.93% (30 June 2021, 31 December 2021: nil).

Long-term borrowings repayable after five years carry interest at effective rates between 1.75% and 3.86%, with repayment dates ranging from 2028 to 2052.

12	SHARE CAPITAL, SHARE PREMIUM AND OTHER RESERVES

		At 31 December 2021	Issue of share capital	Capital Reduction	Transaction with equity shareholder	At 30 June 2022	At 30 June 2021
Ordinary A Shares	Number	680,000	—	—	—	680,000	680,000
at £1.00 each	£’000	680	—	—	—	680	680
Ordinary B Shares	Number	320,000	—	—	—	320,000	320,000
at £1.00 each	£’000	320	—	—	—	320	320
Non Redeemable
Preference Shares	Number	300,000	—	—	—	300,000	300,000
at £1.00 each	£’000	300	—	—	—	300	300
D Deferred Share at	Number	—	1	(1)	—	—	—
£21,758,402,221.00	£’000	—	21,758,402	(21,758,402)	—	—	—

Share capital	£’000	1,300	21,758,402	(21,758,402)	—	1,300	1,300

Share premium	£m	—	—	—	70	70	—

Ordinary A shares and Ordinary B shares carry equal rights. Share premium was recognised on shares issued by CHHL2, the ultimate holding company of the Group as at 30 June 2022, except where CHHL2 has applied merger relief under Section 612 of the Companies Act 2006. In such cases the excess of the fair value of the assets and liabilities recognised into the Group, over the nominal value of the share issued has been added to merger reserve as per table disclosed above.

During the period ended 30 June 2022, CHHL2 issued one D Deferred share of £21,758,402,221 to GSKCHHL. The D Deferred share was non-redeemable and did not carry any voting rights, dividend rights or rights in the event of a return of capital. Subsequently, CHHL2 cancelled the fully paid up D Deferred share of £21,758m in the share capital of CHHL2 held by GSKCHHL, to convert the share capital into distributable profits.

CHHL2 also issued one Deferred share of one penny to GSKCHHL for a consideration of £70m reflected in share premium. The Deferred share is non-redeemable and does not carry any voting rights, dividend rights or rights in the event of a return of capital.

On 29 June 2022, as part of the acquisition of the legal ownership of the India consumer healthcare business from the GSK Group, the Group declared a dividend of £56m to GlaxoSmithKline Consumer Healthcare Holdings Limited (“GSKCHHL”). This dividend was offset in full against the liability owed by GSKCHHL to the Group.

Details of other reserves are included below:

	6 months ended 30 June
	2022	2021
Other Reserves
At beginning of the period	11,632	11,652
Other comprehensive income	(143)	—
Transaction with equity shareholder	64	2

At end of the period	11,553	11,654

Other Reserves include Merger Reserve that arise as a result of acquisition of business and cash flow hedge reserve.

The transaction with the equity shareholder arose on the transfer of certain operations from the GSK Group as part of a reorganisation ahead of the Demerger activities.

13	RELATED PARTY TRANSACTIONS

The Group undertook significant transactions with entities from within the GSK Group and Pfizer Group during the period ended 30 June 2022.

Entities within the GSK Group supplied goods to and purchased goods from the Group during the period. The Group supplies goods to companies within the GSK Group under Distribution Agreements in those countries where the Group does not have its own local operating company. In addition, entities from within the GSK Group were engaged to provide support function services to the Group under Support Services Agreements (“SSA”) including: regulatory and safety services; financial management and reporting; human resources; payroll services; IT support; property management; legal services; contract manufacturing; management of the Group’s UK and US pension schemes; and management of the Group’s employee share schemes.

In addition, the Group operated separate agreements with GSK affiliates for the provision of research and development and for toll-manufacturing services. Cash amounts were also held with GSK financing companies.

Entities from within the Pfizer Group supplied services, goods to and purchased goods and services from the Group during the period via the Transitional Services Agreement. All related party transactions are undertaken at the Group’s best estimate of arm’s length pricing in accordance with the Group’s Transfer Pricing policy.

Where the legal completion of local transfer of assets and liabilities has been delayed, but the Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

	Pfizer companies		GlaxoSmithKline companies
	30 June 2022 £m	30 June 2021 £m	30 June 2022 £m	30 June 2021 £m
Sales of goods	—	—	84	65
Purchases of goods	—	—	(38)	(50)
Services and royalty income	—	—	25	6
Services and royalty expense	(2)	(43)	(101)	(166)
Interest income	10	—	28	6
Interest expense	—	—	(2)	(3)
Dividend paid	279	199	594	422

	30 June 2022 £m	31 December 2021 £m	30 June 2022 £m	31 December 2021 £m
Other amounts owing to related parties	—	(7)	(354)	(203)
Other amounts owing from related parties	—	—	462	542
Loan amounts owing to related parties	—	—	(3)	(825)
Interest receivable for loan amounts owing from related parties	10	—	23	—
Loan amounts owing from related parties	2,948	—	6,263	1,508

£9,211m principal loan amounts owing from related parties are held with the GSK Group and the Pfizer Group as a result of the on lend of the proceeds from the bonds issued in March 2022 to its shareholders. These balances are unsecured with interest largely paid at 1.365% and are repayable on demand. As at 31 December 2021, the loan amounts owing from related parties of £1,508m were held with GSK Finance companies as part of the Group’s banking arrangements paid at the new risk free benchmark rate – 0.05% and were repayable on demand. The balance disclosed in this note includes interests receivable for the loan amounts of £33m, which is presented within Trade and other receivables on the condensed consolidated balance sheet.

£3m (Dec 2021: £825m) loan amounts owing to related parties are held with GSK Financing companies as part of the Group’s banking arrangements. These balances are unsecured with interest largely received at the new risk free benchmark rate + 0.10% (31 December 2021: new risk free benchmark rate + 0.10%) and are repayable on demand.

14	CONTINGENT LIABILITIES

Legal proceedings

The Group may become involved in significant legal proceedings in respect of which it is not possible to determine whether a potential outflow is probable. With respect to each of the legal proceedings described below and on page 292-95 of the Group’s prospectus and pages 204-07 of the 20-F, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.

Zantac Litigation

GSK and Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in approximately 3,000 US filed personal injury lawsuits involving Zantac, the bulk of which are pending in a Multidistrict Litigation (“MDL”) in the Southern District of Florida. There are also numerous unfiled claims added to a registry implemented by the court presiding over the MDL. Class actions alleging economic injury and medical monitoring have also been filed in federal court. In addition to the product liability cases filed in the MDL, cases have been filed in several State Courts.

Outside the US, there are class actions and individual actions pending against GSK and Pfizer in Canada, along with a class action in Israel.

The Group is not a party to any Zantac claims and the Group has never marketed Zantac in any form in the US or Canada. The Group is not primarily liable for any OTC or prescription Zantac claims. Pursuant to certain provisions in the Stock and Asset Purchase Agreement (“SAPA”), GSK and Pfizer have each served the Group with notice of potential claims for indemnification relating to OTC Zantac. Haleon has also notified GSK and Pfizer that it rejects their requests for indemnification on the basis that the scope of the indemnities set out in the joint venture agreement only covers their consumer healthcare businesses as conducted when the JV was formed in 2018. At that time, neither GSK nor Pfizer marketed OTC Zantac in the US or Canada. It is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) that the Group may have to GSK and/or Pfizer under the claimed indemnities.

15	POST BALANCE SHEET EVENTS

On 6 July 2022, the shareholders of GSK plc voted to approve all resolutions required to implement the Demerger activities.

On 12 July 2022, the Directors of CHHL2, the ultimate holding company of the Group as at 30 June 2022, approved a pre separation cash dividend and a final sweep dividend for a total amount of £11,004m which was paid to CHHL2’s equity shareholders on 13 July 2022. Out of the total dividends of £11,004m, £7,483m was paid to GSKCHHL, and £3,521m was paid to PF Consumer Healthcare Holdings LLC (“PFCHHL”). The dividends paid to GSKCHHL and PFCHHL were distributed onward to GSK plc and Pfizer Inc respectively. An additional balancing dividend of £53m was declared to GSKCHHL on 12 July 2022 and paid on 13 July 2022.

On 12 July 2022, as part of the acquisition of the legal ownership of the India consumer healthcare business from the GSK Group, the Group declared an additional dividend of £23m to GSKCHHL. This dividend was offset in full against the liability owed by GSKCHHL to the Group.

During the first half of July 2022, the Group underwent a business reorganisation by which it either sold or declared a dividend in specie consisting of some of its subsidiary undertakings to GSKCHHL. As a consequence of the demerger activities, all these subsidiary undertakings became wholly owned subsidiaries of the Company. From an accounting perspective, these subsidiary undertakings will remain consolidated into the financials results of the Group throughout the whole year.

On 13 July 2022, the Group drew down £1,493m under a 3-year term loan from its term loan facility in preparation for the payment of the pre separation cash dividend and the final sweep dividend. The interest rate of on the loan was based on the Sterling Overnight Interbank Average rate (SONIA) + 0.976%.

On 15 July 2022, the Group utilised the £9,211m principal loan amounts owing from related parties plus

£33m of interest to partially fund the pre separation cash dividend and the final sweeper dividend.

On 15 July 2022, the Company issued 5,084,190,079 ordinary shares of £1.25 each to the shareholders of GSK plc to satisfy the demerger dividend in specie declared by GSK plc, in exchange for GSK plc transferring in its entirety its Ordinary A shares in GSKCHHL to the Company. Upon the completion of this share-for-share exchange, GSKCHHL became a non-wholly owned subsidiary of the Company, with the Company holding a majority controlling equity interest of 80.08% in GSKCHHL, which held 62% equity interest in the Group on this date.

On 17 July 2022, the Company issued:

•

692,593,037 ordinary shares of £1.25 each to the Scottish Limited Partnerships established by the GSK Group companies, in exchange for the Scottish Limited Partnerships transferring in their entirety their Ordinary C shares in GSKCHHL to the Company. Upon the completion of this share-for-share exchange, GSKCHHL became a non-wholly owned subsidiary of the Company, with the Company holding a majority controlling equity interest of 91.118% in GSKCHHL.

•

502,727,073 ordinary shares of £1.25 each to GSK plc, in exchange for GSK plc transferring in its entirety its Ordinary B shares in GSKCHHL to the Company. Upon the completion of this share-for-share exchange, GSKCHHL became a wholly owned subsidiary of the Company.

•

2,955,063,626 ordinary shares of £1.25 each, and 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., in exchange for Pfizer Inc., the ultimate parent company of PFCHHL, transferring in its entirety its shareholding in PFCHHL to the Company. Upon the completion of this share-for-share exchange, PFCHHL became a wholly owned subsidiary of the Company.

On 18 July 2022, regular trading of the Company’s ordinary shares commenced on the main market of the London Stock Exchange (as a constituent of the FTSE 100).

On 22 July 2022, regular-way trading of the Company’s American Depositary Shares commenced on the New York Stock Exchange, having trade on a when-issued basis from 18 July 2022 to 21 July 2022.

In July 2022, the Group established a £2bn Euro commercial paper programme and a $10bn US Dollar commercial paper programme pursuant to which members of the Group may issue commercial paper from time to time.

On 3 August 2022, the Company reduced the nominal value of the Company’s Ordinary Shares from £1.25 per share to £0.01 per share for an aggregate value of £11,451m, and cancelled in entirety its share premium balance of £10,607m in accordance with Companies Act 2006.

Consistent with the Group’s deleveraging commitments, £500m of the term loan was repaid in August 2022 and a further £250m in September 2022 all through a combination of operating cash-flows and proceeds from commercial paper issuance.

US ISSUER

GSK Consumer Healthcare Capital US LLC

184 Liberty Corner Road, Suite 200

Warren NJ 07059

United States

UK ISSUER

GSK Consumer Healthcare Capital UK plc

Building 5, First Floor, The Heights,

Weybridge, Surrey, United Kingdom

KT13 0NY

GUARANTOR

Haleon plc

Building 5, First Floor, The Heights,

Weybridge, Surrey, United Kingdom

KT13 0NY

INDENTURE TRUSTEE, REGISTRAR, PRINCIPAL PAYING AND TRANSFER AGENT

Deutsche Bank Trust Company Americas

Trust and Agency Services

1 Columbus Circle, 17th Floor

New York, NY 10019

EXCHANGE AGENT

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, NY 10006

LEGAL ADVISORS

To the Issuer and Guarantor as to

English, US Federal and New York Law:

Cleary Gottlieb Steen & Hamilton LLP

2 London Wall Place

London, United Kingdom

EC2Y 5AU

Sullivan & Cromwell LLP

1 New Fetter Lane

London, United Kingdom

EC4A 1AN